As filed with the Securities and Exchange Commission on April 13, 2011

Registration No. 333-168646

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Skype S.à r.l.

(to be converted into Skype S.A.)

(Exact name of Registrant as specified in its charter)

Luxembourg	7372	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

23-29 Rives de Clausen,

L-2165 Luxembourg

+352 274 787 11

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Skype Inc.

160 Greentree Drive

Suite 101, Dover

DE 19904

(302) 674-4089

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard C. Morrissey David B. Rockwell Sullivan & Cromwell LLP 1 New Fetter Lane London England EC4A 1AN +44 207 959-8900	Neal D. Goldman Chief Legal and Regulatory Officer Skype Global S.à r.l. 23-29 Rives de Clausen, L-2165 Luxembourg +352 274 787 11	Kevin P. Kennedy Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated April 13, 2011

PROSPECTUS

American Depositary Shares

representing             Ordinary Shares

Skype S.A.

This is the initial public offering of                 American depositary shares, or ADSs, each representing ordinary shares of Skype S.A., a joint stock company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg. We are offering              ADSs to be sold in this offering, and the selling shareholders identified in this prospectus are offering an additional              ADSs. We will not receive any proceeds from the sale of the ADSs to be offered by the selling shareholders.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between $             and $            . We have filed an application to list our ADSs on The Nasdaq Global Select Market under the symbol                     .

When this offering is completed, our principal shareholders (Silver Lake, eBay, Canada Pension Plan Investment Board, Joltid Limited and Andreessen Horowitz) will collectively beneficially own at least         % of our outstanding ordinary shares. As a result, we have elected to be treated as a “controlled company” within the meaning of the corporate governance standards of the Nasdaq Stock Market. See “Management—Composition of our Board of Directors.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 24 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to Skype S.A.	$	$

Proceeds, before expenses, to the selling shareholders	$	$

To the extent that the underwriters sell more than              ADSs, the underwriters have an option for              days to purchase up to an additional              ADSs from the selling shareholders at the initial public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in New York, New York on             , 2011.

Goldman, Sachs & Co.	J.P. Morgan	Morgan Stanley

BofA Merrill Lynch	Barclays Capital	Citi	Credit Suisse	Deutsche Bank Securities

Lazard Capital Markets	RBC Capital Markets	UBS Investment Bank

Allen & Company LLC	Evercore Partners

Prospectus dated                      , 2011

skype is Everywhere

On your Computer

On your Mobile

On your TV

In the office

On any Connected Device

Everyone at Once

How to Sign Up for Skype

Talk for hours. Skype-to-Skype calls are free.

1 Go to Skype.com

Create an account or sign in

2 Download, register and choose a Skype name

3 Find contacts and start Skype-to-Skype conversations

Your download is now in progress

4 Buy Skype Credit and call mobile phones and landlines anywhere

All you need to get up and running with Skype is...

Any connected device

An Internet connection

A webcam to make video calls

Top skype Features

Free

- Skype-to-Skype calls
- One-to-one video calls
- Skype-to-Skype conference calls
- Instant messaging and group IM's

Paid

- Place calls to landlines and mobiles
- Receive calls from landlines and mobiles
- Make group video calls
- Send SMS messages
- Skype To Go
- Receive voicemail
- Connect to the Internet with Skype Access

Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or with any other information, and neither we, the selling shareholders nor the underwriters can assure you that information extrinsic to this prospectus (and any free writing prospectus prepared by us in connection with this offering) is reliable. We are offering to sell, and seeking offers to buy, our ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

Until                      (25 days after commencement of this offering), all dealers that buy, sell, or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No action has been or will be taken in any jurisdiction by us, the selling shareholders or any underwriter that would permit a public offering of our ADSs or the possession or distribution of this prospectus or any free writing prospectus prepared by us in connection with this offering in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about and observe any restrictions relating to the offering and sale of our ADSs and the distribution of this prospectus and any such free writing prospectus outside the United States. Unless otherwise expressly stated or the context otherwise requires,

i

references in this prospectus and any such free writing prospectus to “dollars” and “$” are to United States dollars and to “€” are to euro.

This prospectus has been prepared on the basis that all offers of ADSs will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus. Accordingly, any person making or intending to make any offer within the European Economic Area of ADSs which are the subject of the placement contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final placement of ADSs contemplated in this prospectus.

In the United Kingdom, this prospectus is directed only at persons (“Relevant Persons”) who (i) fall within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (ii) fall within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any ADSs may otherwise lawfully be communicated or caused to be communicated. This prospectus must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Recipients of this prospectus are not permitted to transmit it to any other person. The ADSs are not being offered to the public in the United Kingdom.

ENFORCEMENT OF CIVIL LIABILITIES

We are a company organized under the laws of the Grand Duchy of Luxembourg. A substantial majority of our assets are located outside the United States. Furthermore, some of our directors and officers named in this prospectus reside outside the United States and all or most of the assets of those officers and directors may be located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States. It may also be difficult for an investor to bring an original action in a Luxembourg or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

In particular, there is doubt as to the enforceability of original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities laws will be subject to compliance with procedural and other requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our historical consolidated financial statements and the related notes, included elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” As used in this prospectus, “Skype Global” refers to Skype Global S.à r.l. (formerly Springboard Group S.à r.l. and formerly SLP III Cayman DS IV Holdings S.à r.l.). Furthermore, as used in this prospectus, “Skype,” “Company,” “we,” “our,” “us” or “Successor” refer to Skype Global and its subsidiaries on a consolidated basis prior to the completion of our corporate reorganization and to Skype S.A. and its subsidiaries on a consolidated basis as of the completion of our corporate reorganization and thereafter. As used in this prospectus, “Predecessor” refers to the communications business segment of eBay Inc. (“eBay,” which term, as used herein, includes, unless otherwise expressly stated or the context otherwise requires, its consolidated subsidiaries), which consisted of the assets and liabilities of Skype Luxembourg Holdings S.à r.l. (“Skype Holdings”) and its affiliates, Sonorit Holdings A.S. (“Sonorit”) and Skype Inc. (collectively, the “Skype Companies”). On November 19, 2009, Skype Global acquired the Skype Companies from eBay (the “Skype Acquisition”).

In this summary and elsewhere in this prospectus, we sometimes refer to our pro forma results of operations for the year ended December 31, 2009. Unless otherwise expressly stated or the context otherwise requires, this pro forma data has been prepared on the basis described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and is subject to the assumptions and uncertainties described in that section. We also sometimes refer to Adjusted EBITDA, which is a non-GAAP measure, in this summary and this prospectus. For a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, refer to “—Adjusted EBITDA” in this summary.

Our Company

Skype is a global technology leader that enables real-time communications over the Internet. Our software-based communications platform offers high-quality, easy-to-use tools for consumers and businesses to communicate and collaborate globally through voice, video and text conversations. During 2010, our users made 207 billion minutes of voice and video calls using Skype. In the fourth quarter of 2010, video calls accounted for approximately 42% of all Skype-to-Skype minutes, and in 2010, our users sent over 176 million SMS text messages through Skype.

Skype has grown rapidly to achieve significant global scale since we were founded in 2003. We believe our connected user base is one of the largest and most engaged Internet user bases. From December 31, 2009 to December 31, 2010, we grew our registered users from 474 million to 663 million. From the three months ended December 31, 2009 to the three months ended December 31, 2010, we grew our average monthly connected users from 105 million to 145 million and our average monthly paying users from 7.3 million to 8.8 million. See “Selected Financial Data—Key Metrics” for definitions of these metrics and their limitations. Although we have achieved significant global scale and user growth to date, the penetration of our connected and paying users is low relative to our addressable market. We continue to invest in innovation with the goal of promoting growth in our user base and increasing user engagement. We believe that we can generate revenue from our users and their engagement in multiple ways over time.

We believe the scale, global distribution and growth of our user base provide us with powerful network effects, whereby Skype becomes more valuable as more people use it, thereby creating an incentive for existing users to encourage new users to join. We believe that these network effects help us to attract new users and provide significant competitive advantages, such as strengthening our brand and enabling us to benefit from

“viral” marketing, which provides us with a cost advantage by keeping our user acquisition costs low. In addition, our scale and network effects encourage other companies to form strategic relationships with Skype, creating more value for our users and increasing user engagement. For example, we have strategic relationships with leading mobile operators such as Verizon Wireless in the United States and KDDI in Japan and with television and Blu-ray player manufacturers (LG, Panasonic, Samsung, Sony and Vizio) that embed Skype software on their applications and devices. In addition, in October 2010, we partnered with Facebook to integrate the Facebook channel, including Facebook news feed and Facebook phonebook, into our Skype software client for Windows. In September 2010, we also entered into an agreement with Avaya for the promotion and support of Skype Connect and to cooperate with the objective of launching, in a second phase, integrated communications and collaboration solutions for businesses, in each case in the United States. Furthermore, in March 2011, we announced a partnership with Citrix for the integration of its GoToMeeting® technology into our enterprise desktop offering, which, when introduced, will enable our enterprise users to set up online video and audio conferencing meetings with screen sharing capability. Strategic relationships like these help us make Skype present in more communications devices and platforms in both the consumer and enterprise markets, which increases the accessibility and usage of Skype by our large and growing user base.

We believe our highly scalable peer-to-peer software architecture gives us a significant cost advantage compared to conventional communications networks because it utilizes our users’ existing Internet connections and does not require us to build or maintain a physical communications network. As a result, we can add new users and provide them with a wide range of communications tools at minimal incremental cost to us, allowing us to offer many of our products for free. We believe our low cost and highly scalable peer-to-peer software architecture positions us to grow in new regions faster and address opportunities more quickly than many other competitive offerings.

In 2010, we generated $860 million of net revenues, and our Adjusted EBITDA was $264 million, while our net loss amounted to $7 million. While Skype-to-Skype voice, one-to-one video and text conversations are free, our primary source of revenue, to date, has been from the purchase of credit (on a pay-as-you-go or subscription basis) for our SkypeOut product, which provides low-priced calling to landlines and mobile devices. We have successfully increased the number of our paying users who sign up for subscriptions, and the percentage of our users with subscriptions has increased over time. Going forward, we plan to continue growing and diversifying our sources of revenue in four specific areas:

•

First, we believe that there is a significant opportunity to grow our user base given that our connected and paying users remain at relatively low levels of penetration relative to our addressable market and that fixed and mobile broadband access continues to increase around the world.

•

Second, we believe that we can generate more communications revenue from our users by improving awareness and adoption of our paid products and introducing premium products such as group video calling.

•

Third, we will continue to develop new monetization models for our large connected user base. We currently generate a small portion of our net revenues through marketing services (such as advertising) and licensing, which we expect will grow as a percentage of our net revenues over time.

•	Fourth, we intend to broaden our user base to include more enterprise users.

Recent Developments

In November 2009, we were acquired from eBay by an investor group, led by Silver Lake and including the Canada Pension Plan Investment Board (CPPIB) and Andreessen Horowitz. In connection with the Skype Acquisition, eBay received a significant ownership stake in the Company, and Joltid also made an equity investment in the Company. We believe that our investor group includes a unique combination of investors and operators with specific domain expertise and skill sets, including Silver Lake, a leading large-scale global technology investor with extensive operating experience; CPPIB, an institutional investor with deep sector expertise; and Andreessen Horowitz, an Internet-focused venture capital specialist, together with the Internet experience of eBay and the Skype-specific and consumer-facing Internet knowledge of Skype’s founders.

Since the Skype Acquisition, we have continued to pursue our mission to be the worldwide communications platform of choice and have made significant improvements in our business. In particular, we have made significant investments in people, infrastructure and the acquisition of Qik Inc., and we have continued to grow our user base and net revenues while adding new products and partnerships and further strengthening our capital structure.

Examples of our recent progress include:

Acquisition of Intellectual Property

•

In November 2009, we acquired from Joltid the intellectual property rights to technology that facilitates communications in the peer-to-peer network of Skype users. We acquired this technology as part of a settlement that we and eBay reached with Joltid regarding our use of this peer-to-peer communication technology, in which all outstanding litigation between the parties was resolved. Joltid also made an investment of $80 million in us. We refer to these matters collectively as the “Joltid Transaction.”

Increased Investment

•

People. We have recruited several new executives to strengthen our senior management team, including, among others, a new Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, Chief Legal and Regulatory Officer and a new General Manager of Skype Enterprise, and grew our number of employees and long-term contractors from 733 as of December 31, 2009 to 911 as of December 31, 2010.

•

Infrastructure. We invested $32 million in capital expenditures in 2010, a substantial increase from $14 million in 2009. We have invested large amounts in a new SAP ERP system, for financial reporting and other control processes, and in Human Resources systems to help us systematically attract, develop and manage our workforce. We are also investing to provide new office infrastructure across multiple geographies to support our growth.

•

Acquisitions. In January 2011, we acquired Qik Inc., a provider of mobile video software, for approximately $121 million of initial cash consideration and additional payments to employees for future service of approximately $29 million. The acquisition allows us to accelerate the development of new premium subscription revenue models, provides access to key engineering talent, and extends our carrier and OEM partnerships. As part of the acquisition, we added 63 employees from Qik in January 2011.

Sustained Growth

•

Users and financial performance. We have significantly increased both our free and paying users, growing our average monthly connected users by 38% and average monthly paying users by 19%, from the three months ended December 31, 2009 to the three months ended December 31, 2010. Net revenues increased by 20% from $719 million in pro forma 2009 to $860 million in 2010, and Adjusted EBITDA increased by 43% from $185 million in pro forma 2009 to $264 million in 2010. Our net loss in 2010 was $7 million, compared to a net loss of $418 million on a pro forma basis in 2009 (which includes a $344 million charge incurred by us in connection with the settlement in the Joltid Transaction).

•

Strategic relationships. We have launched several important commercial strategic relationships, including relationships in the mobile market with Verizon Wireless in the United States and KDDI in Japan and others in the consumer electronics market, such as arrangements with LG, Panasonic, Samsung, Sony and Vizio to embed Skype in certain HD televisions and Blu-ray players. More broadly, in July 2010, we released a beta version of SkypeKit, a software development tool designed to meet demand from independent software developers and consumer electronics manufacturers to incorporate Skype functionality within their own applications and devices. In addition, in October 2010, we partnered with Facebook to integrate the Facebook channel, including Facebook news feed and Facebook phonebook, into our Skype software client for Windows. In September 2010, we also entered into an agreement with Avaya for the promotion and support of Skype Connect and to cooperate with the objective of launching, in a second phase, interoperability between Avaya enterprise-deployed solutions and Skype end-points, in each case in the United States. Furthermore, in March 2011, we announced a partnership with Citrix for the integration of its GoToMeeting® technology into our enterprise desktop offering, which, when introduced, will enable our enterprise users to set up online video and audio conferencing meetings with screen sharing capability. Through our acquisition of Qik in January 2011, we have also added Qik’s existing strategic partners, including Sprint and T-Mobile in the United States.

•	Products and features. We have released a significant number of new products and features, including:

•

Mobile. We have released Skype products on multiple platforms including iOS (iPhone), Blackberry, Linux, Android and Symbian, including bringing mobile video to Nokia’s N900 device in May 2010 and to Apple’s iPhone 3GS and 4 in December 2010. In March 2011, we also launched our new Qik application for the iOS platform with new features including real-time effects in live video and video chat, video editing, and HD video-sharing.

•

Integrated features. In October 2010, we integrated the Facebook channel, including Facebook news feed and Facebook phonebook, into our Skype software client for Windows. Skype users can now interact with their Facebook news feed directly from Skype. They can also place low cost SkypeOut calls to their Facebook friends that have posted mobile and/or landline phone numbers on Facebook and free Skype-to-Skype calls to their Facebook friends that are also Skype users.

•

Premium products. With our Skype 5.1 client for Windows and our Skype 5.0 client for Mac, we officially launched group video calling in January 2011 as part of our “Skype Premium” product, which also includes live chat customer support and a discount on HD webcams.

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Marketing services, including advertising. We have launched products that allow businesses to market their products or services selectively to our user base, including Click & Call, which enables users to initiate a Skype call from a website to participating businesses. In March 2011, we launched in-client display advertising in our Skype 5.1 client for Windows.

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Skype Enterprise. We have launched our Skype Enterprise product offerings: Skype Manager, which allows businesses to manage Skype accounts for their employees, and Skype Connect, which allows businesses to connect their private telephone branch exchange (PBX) over the Internet to the peer-to-peer network of Skype users to achieve low-cost calling.

Capital Structure

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Financing. We raised $825 million face amount of debt to help finance the Skype Acquisition, consisting of $700 million face amount of senior debt and a payment-in-kind loan of $125 million from eBay. We refinanced our debt in February 2010. As part of this refinancing, we reduced our total debt and significantly lowered our cost of debt by increasing our senior debt to a U.S. dollar equivalent $775 million face amount while repaying the eBay payment-in-kind note in full. We also have a $30 million revolving credit facility, of which $25 million was drawn in connection with the Qik Acquisition in January 2011.

Our Platform

The large and growing global market for communications and collaboration solutions is being transformed by the Internet. We believe that underlying market forces increasingly challenge the ways that communications have traditionally been provided and offer opportunities for innovative and disruptive solutions such as ours to help accelerate the transformation of the global communications industry. These market forces include a growing desire to communicate globally, increasing Internet penetration, expansion and diversification of the ways people communicate, and proliferation of Internet-connected devices. Furthermore, as the Internet transforms the ways people communicate, new markets and business models are being developed, including social networking, advertising, social gaming and virtual goods. We believe that our large and engaged user base, combined with our easy-to-use, high-quality platforms, positions us well to compete in these evolving markets.

We have developed an innovative software-based communications platform that offers a simple and convenient way for our users to stay in touch virtually anywhere in the world. This platform allows us to bring an Internet-based model to the communications industry. Skype users can have free voice, video and text conversations with other Skype users, or can call anyone with a landline or mobile phone number at a low cost. We believe that our platform is well-positioned to capitalize on the market forces that are transforming the global communications industry:

•	We facilitate global communication and collaboration. Our software platform is currently available in 32 languages, and we have an extremely broad reach in countries throughout the world.

•

We leverage existing fixed and wireless Internet infrastructure. Our software platform only requires an Internet-connected device to connect instantly with our global network of 145 million average monthly connected users (for the three months ended December 31, 2010) for free, or with hundreds of millions of mobile handsets and landlines around the world at a low price.

•

We offer numerous communication tools and ways to communicate and collaborate. In addition to voice and video calling, our software platform also offers a variety of other communication and collaboration methods, such as instant messaging, paid SMS messaging, screen sharing and file transferring. Features are seamlessly tied together on the Skype platform, allowing our users to switch easily between various ways of communicating and collaborating. In addition to one-to-one communications, users can communicate with groups using Skype through group instant messages and group voice or video calls. With the acquisition of Qik in January 2011, we further expanded our product offering to include video broadcast, video recording, social video sharing and video messaging.

•

Skype is available on diverse Internet-connected devices. As Skype is software-based, users can access their Skype account and use our software platform’s functionality from virtually any Internet-connected device. Skype is currently available, either pre-installed or through user download, on desktops and laptops, as well as selected mobile phones, netbooks, tablets, televisions, Blu-ray players and video game consoles, and our Qik applications are pre-loaded or available to download on a wide range of mobile smartphones.

Our Competitive Strengths

We believe our products, technology and business model distinguish us from alternative providers and bring us a number of differentiated competitive strengths:

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Large, highly engaged, growing and diverse global user base. Our user base is large and continues to grow rapidly and is geographically and demographically diverse, as our software is used by people in countries throughout the world. Our software has broad global appeal and is actively used by people across gender, age and income groups, helping everyone from business executives to grandparents to schoolchildren stay connected. We believe our users are also highly engaged in using our product and this engagement has increased over time.

•

Strong network effects. We and our users benefit from network effects. Skype becomes more valuable as more people use Skype, thereby creating an incentive for existing users to encourage new users to join. This results in viral marketing and lower marketing expense for Skype.

•

Strong communications brand. Despite low levels of marketing spending by us to date, we believe that Skype is among the most recognized brands in Internet communications, appealing to a broad range of people across diverse demographic groups and geographies.

•

Low cost and highly scalable peer-to-peer architecture. Our peer-to-peer software architecture connects our users by utilizing their existing network and computing resources. This provides us with a significant cost advantage because we are not required to build or maintain a physical communications network, such as a wire or fiber optic network or cellular infrastructure.

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High-quality, multi-feature voice and video product suite. We offer a wide range of tools for our users to communicate and collaborate, including voice and video calling, instant messaging, screen sharing and file transferring. For example, we recently introduced group video calling, which allows our users to communicate with up to nine other users in a simultaneous video conversation. During the fourth quarter of 2010, approximately 42% of our Skype-to-Skype minutes were video calls, which we believe demonstrates the high quality and utility of our video products. We also officially launched our Skype 5.0 client for Windows in October 2010 and our Skype 5.0 client for Mac in January 2011, which we believe offers a simplified user interface and an easy-to-navigate voice and video communications experience.

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Payment infrastructure. Because of our size and experience we have the ability to collect small payments in many countries around the world. We currently accept payments in 15 currencies. We are able to accept multiple forms of payment, including PayPal, credit cards, debit cards, cash payments for a voucher and bank transfers. Additionally, we have substantial experience addressing fraudulent payment activity and have developed sophisticated anti-fraud practices and systems.

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Software platform that is device and network agnostic. Unlike some competitive offerings, our platform is software-based and is available across multiple devices and networks. Our software runs on virtually all major computer and mobile operating systems and on multiple hardware platforms, including televisions, Blue-ray players and mobile phones, and across Internet and mobile telecommunications networks.

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Attractive financial structure. We believe that our business benefits from an attractive financial structure. For example, our cash flow and working capital are enhanced by the fact that users of our paid communications services products, including SkypeOut, pay us in advance of their use of our products; and the growing popularity of our subscription-based products provides us with higher predictability regarding our future revenues. We believe our business is also characterized by low operating and capital expenditures as a result of the strong network effects that help us grow our user base, our strong communications brand, which we have built despite low levels of marketing spending, and the low-cost peer-to-peer architecture that does not require us to build or maintain a network. We also have relatively low cash tax expense, expressed as a percentage of our income or loss before income taxes. This financial structure provides us the opportunity to invest cash generated from our operating activities in the continued development of innovative products and technologies.

Our Users

We believe that the growth and loyalty of our user base validate our competitive strengths. Our registered, connected and paying users have grown over time, which we believe is primarily attributable to the network effects of our users, our strong global brand and our differentiated technology and product offering. For a description of how we calculate each of our metrics, see “Selected Financial Data—Key Metrics.” The chart below highlights the growth in our users since 2007:

(1)

Our registered user metric is difficult for us to verify and is subject to a degree of overstatement. For more information, see “Risk Factors—The number of our registered users overstates the number of unique individuals who register to use our products.” Our registered user number includes users who registered through their MySpace account and excludes users that have registered on Skype through our investment to address the Chinese market, Tel-Online Limited. For more information, see “Selected Financial Data—Key Metrics.”

(2)

Our connected and paying user metrics are subject to uncertainties and inaccuracies and may be overstated or understated. For more information, see “Risk Factors—Our connected users metric is subject to uncertainties and may overstate the number of users who actively use our products” and “—Our paying user and communications services billing minutes metrics are subject to a degree of inaccuracy due to fraudulent transactions and our method of calculating these metrics.” Our average monthly connected and paying user numbers include users who registered through their MySpace account and exclude users that have connected to Skype through our investment to address the Chinese market, Tel-Online Limited. For more information, see “Selected Financial Data—Key Metrics.”

Since 2008, our connected users have increased rapidly due to the increasing popularity of our free products, including video calling, which represented approximately 42% of all Skype-to-Skype minutes for the fourth quarter of 2010. We view the growth in our connected user base as an opportunity to convert more of these connected users into future paying users. In addition, our paying users exhibit strong long-term loyalty as well as relatively stable spending patterns over time, as demonstrated by our monthly SkypeOut billings data trends.

Skype appeals to a geographically and demographically diverse range of users. People use Skype in a variety of different ways, from friends or relatives calling each other in different cities or countries, to grandparents video-calling their grandchildren, to teachers conducting classes remotely, to students text messaging each other or to business associates transferring files or screen-sharing. Our appeal is global, and our users correspondingly vary in age, gender and professional background. For example, for the three months ended December 31, 2010, connected users registered in the United States represented approximately 17% of our global average monthly connected users, while no other single country represented more than 8% of our average monthly connected users.

Our Strategy

Our mission is to be the communications platform of choice for consumers and businesses around the world. We believe we have a significant opportunity to grow our users, revenue and profitability by increasing the penetration of our user base within our addressable market, expanding the use and engagement of our free and paid products, and by developing new products and monetization models as the industry continues to evolve. We believe we can generate revenue from our users and their engagement in multiple ways over time and believe that our large, growing and engaged user base is very attractive to advertisers. Our strategy has four key components:

1.	Continue to grow our connected and paying user base. In the three months ended December 31, 2010, we had 145 million average monthly connected users and 8.8 million average monthly paying users. We aim to grow our user base and increase the portion of our users who use paid products by supplementing our viral marketing with new marketing initiatives and strategic relationships.

2.	Increase usage and engagement of our free and paid products and extend our relationship with our users. As our users continue to use Skype more often, they begin to recognize the full benefits of using our products and many migrate to using Skype as their preferred communications tool across a variety of connected devices. We seek to capitalize on this migration path and to grow usage of our free and paid products through multiple initiatives, including improving our suite of free products, adding new features and paid products, increasing our users’ awareness of our paid products and making it easier for users to pay. We also intend to promote our subscription products and to continue developing Skype software for multiple platforms to increase the accessibility of Skype to our user base around the world.

3.	Develop new monetization models, including advertising. Our users made 194 billion minutes of Skype-to-Skype calls in 2010. We believe this represents a meaningful opportunity to increase our revenue from alternative monetization models, including advertising, gaming and virtual goods.

4.	Broaden our user base to include more enterprise users. We believe the enterprise communications market represents a large opportunity for Skype. Approximately 37% of over 40,000 of our connected users surveyed in the first quarter of 2010 told us that they use our product platform occasionally or often for business-related purposes. We believe there is a significant opportunity to better serve the communications needs of the small and medium enterprise segment, as well as larger enterprise customers, by focusing on user needs in this market and developing additional products specifically tailored to enterprise users.

Risks Affecting Our Business

You should carefully consider the risks described under “Risk Factors” and elsewhere in this prospectus. These risks could harm our business, results of operations and financial condition materially and could cause the market price of the American Depositary Shares, or ADSs, representing our ordinary shares to decline and could result in a partial or total loss of your investment.

Corporate Reorganization

We currently conduct our business through Skype Global S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), and its subsidiaries. The registrant, Skype S.à r.l., is a Luxembourg limited liability company (société à responsabilité limitée) formed in July 2010 for the purpose of making this offering. Skype S.à r.l., currently a wholly-owned subsidiary of Skype Global S.à r.l., does not engage in any operations and has only nominal assets, including a 100% interest in Skype Global Holdco S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), which itself does not engage in any operations and holds no material assets. The corporate reorganization, which is expected to occur prior to the effectiveness of the registration statement of which this prospectus forms a part, will involve, among other steps, the conversion of Skype S.à r.l. into a Luxembourg joint stock company (société anonyme), Skype S.A., and the acquisition of the shares of Skype Global S.à r.l. by Skype S.A., as further described in “Corporate Reorganization.” As a result, Skype S.A. will become our new parent company. Investors in this offering will only receive, and this prospectus only describes the offering of, ADSs representing the ordinary shares of Skype S.A.

Principal Shareholders

In November 2009, we were acquired by an investor group, led by Silver Lake and including the Canada Pension Plan Investment Board (CPPIB) and Andreessen Horowitz. In connection with the Skype Acquisition, eBay received a significant ownership stake in the Company, and Joltid, which was founded by the original founders of Skype, also invested in the Company.

The following table shows the percentage of our ordinary shares beneficially owned by each of our principal shareholders upon effectiveness of the corporate reorganization and prior to the consummation of this offering, as well as upon consummation of this offering. The table also shows the estimated amount of net proceeds that each of our principal shareholders will receive from the sale of shares in this offering based on an assumed initial public offering price of $             per share, which is the mid-point of the range specified on the cover of this prospectus:

Principal Shareholder	Percentage shareholding interest upon effectiveness of corporate reorganization and prior to this offering(1)	Percentage shareholding interest upon consummation of this offering(1)	Estimated amount of net proceeds upon consummation of this offering(2)
Silver Lake	%	%	$
eBay International AG
Joltid
Canada Pension Plan Investment Board (CPPIB)
Andreessen Horowitz

Total	%	%	$

(1)	Based on ordinary shares outstanding as of December 31, 2010.
(2)	Net proceeds are shown net of underwriting discounts and commissions.

For further information on our principal shareholders and how these percentages were calculated, see “Principal and Selling Shareholders.”

In connection with the closing of the Skype Acquisition in November 2009, we entered into a shareholders agreement with our shareholders. We expect that pursuant to the terms of our shareholders agreement, which is anticipated to be amended and restated prior to this offering, certain Silver Lake Funds, eBay, CPPIB, Joltid and Andreessen Horowitz will be able to elect their respective designees to serve as members of our board of directors. These shareholders’ designees are expected to represent          of the          members of our board of directors immediately after this offering. See “Management.” These shareholders will have a continuing ability to control our board of directors and to exercise a significant influence over our affairs for the foreseeable future.

In connection with the Skype Acquisition, we also entered into management services agreements with our principal shareholders and their affiliates, pursuant to which we have agreed to pay them periodic monitoring fees for management, financial, consulting and other advisory services. Our management services agreements provide that, on the date of the consummation of any initial public offering, such as this offering, all payments we owe under these agreements will be accelerated and paid at their net present value, and the agreements will be terminated. We estimate that we will have to pay an aggregate amount of approximately $         million in connection with the termination of our management services agreements.

Principal Executive Offices, Operations and Trademarks

Skype S.à r.l. was incorporated as a limited liability company (a société à responsabilité limitée or “S.à r.l.”) under the laws of the Grand Duchy of Luxembourg in July 2010 and will be transformed into a Luxembourg joint stock company (a société anonyme) becoming Skype S.A. as part of the corporate reorganization described under “Corporate Reorganization.” Skype Global S.à r.l., a Luxembourg limited liability company (a société à responsabilité limitée), was organized under the laws of the Grand Duchy of Luxembourg in September 2008. Our principal executive office is located at 23-29 Rives de Clausen, L-2165 Luxembourg, and our telephone number at this address is +352 274 787 11. Our website is www.skype.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

All of our activities are conducted through various subsidiaries, which are organized and operated according to the laws of their country of incorporation.

Skype, associated trademarks and logos (including SkypeIn, SkypeOut, Skype To Go, Skype Access, Skype Certified and SILK) and the “S” symbol are our trademarks. This prospectus also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and those brand names, trademarks, service marks and trade names are the property of their respective owners.

The Offering

ADSs offered by us	ADSs

ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full)

Ordinary shares outstanding immediately after this offering	ordinary shares (including ordinary shares represented by ADSs)

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from the sale by us of ADSs offered in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds received by us in connection with this offering for general corporate purposes. While we currently have no specific plans for the application of the net proceeds to us from this offering, these corporate purposes may include, without limitation, investing in the development and marketing of new products, investing in our infrastructure or repaying a portion of our debt outstanding under our Amended Five Year Credit Agreement. As discussed further under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Indebtedness—Five Year Credit Agreement,” on November 19, 2009, we incurred $806.7 million of indebtedness to finance the Skype Acquisition, of which $681.7 million was attributable to our Five Year Credit Agreement. After the amendment thereof, as of December 31, 2010, $724.9 million was outstanding under our Amended Five Year Credit Agreement. The variable interest rate under this facility is calculated on the basis of LIBOR for the appropriate currency, subject to a 2% floor, plus 5% or 5.5% for the U.S. dollar and Euro tranches, respectively. The Amended Five Year Credit Agreement matures on February 23, 2015.

Furthermore, in connection with the termination of the management services agreements we have entered into with certain of our shareholders and their affiliates, we will pay approximately $ million to such counterparties, on the date of the consummation of this offering, using a portion of the proceeds of this offering. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

We will not receive any proceeds from the sale of approximately $ million of ADSs to be offered by the selling shareholders. See “Principal and Selling Shareholders.”

Dividend policy	We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We anticipate that we will retain all of our available funds for use in the operation and development of our business. See “Dividend Policy.”

Proposed Nasdaq Global Select Market symbol for the ADSs

The ADSs	Each ADS represents ordinary shares. The ADSs may be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as set forth in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for that surrender.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement, as amended, if you continue to hold your ADSs.

See “Risk Factors—Risks Related to Our ADSs and this Offering” and “Description of the American Depositary Shares.”

Depositary	The Bank of New York Mellon

Tax considerations	See “United States and Luxembourg Income Tax Considerations.”

The number of ordinary shares that will be outstanding immediately after this offering is based on ordinary shares outstanding on December 31, 2010, plus the              ordinary shares to be sold by us in the form of ADSs in this offering, and excludes the following ordinary shares:

•

            ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants outstanding at December 31, 2010 under the Skype Global S.à r.l. Equity Incentive Plan (the “Skype Equity Incentive Plan”) with exercise prices of between $            and $            per share (equivalent to a weighted average exercise price of $             per share);

•

            ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants after December 31, 2010 under the Skype Equity Incentive Plan with exercise prices of between $            and $            per share (equivalent to a weighted average exercise price of $             per share);

•

            ordinary shares reserved for future issuance under the Skype Equity Incentive Plan; for a discussion of the Skype Equity Incentive Plan, see “Executive Compensation—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives”; and

•

            ordinary shares into which warrants that were originally granted to Joltid Limited on November 19, 2009, which are now held by SEP Investments Pty Limited, may be exercised at an exercise price of $             per share (the warrants expire upon the earlier of November 19, 2019 and the occurrence of a reorganization event, as defined under the terms of the warrant). See “Capitalization—Warrants” for more information regarding the terms of the warrant.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase up to additional ADSs from the selling shareholders;

•	the completion of our corporate reorganization pursuant to which Skype Global S.à r.l. will become an indirect wholly-owned subsidiary of Skype S.A.; and

•	the adoption of our new articles of incorporation, which will occur prior to the closing of this offering.

Financial Overview

We believe the growth, scale and engagement of our user base are primary drivers of our business. Our user base has grown rapidly since we were founded in 2003. From the three months ended December 31, 2009 to the three months ended December 31, 2010, we grew our average monthly connected users by 38%, from 105 million to 145 million.

The growth in our user base has translated into revenue growth. Our net revenues have historically been driven by the increasing use of our SkypeOut product, which enables Skype users to make low-priced calls to landlines and mobile devices on a pay-per-minute or subscription basis. Users of our paid communications services products, including SkypeOut, pay us in advance of their use of our products, and the growing popularity of our subscription-based products is providing us with more predictability of our future revenues.

Our primary costs associated with our net revenues are costs incurred by us to have SkypeOut calls connected, or “terminated,” on a landline or wireless network. As we have grown our business and entered into agreements with more telecommunications carriers to connect SkypeOut calls, we have been able to negotiate lower termination costs. As a result, cost of net revenues relating to our SkypeOut product has been increasing at a slower rate than our net revenues from the product, enabling us to improve our gross margin.

We believe our business is also characterized by low operating expenditures. In particular, our business and user communities benefit from network effects, whereby Skype products become more valuable as more people use them, thereby creating an incentive for current users to encourage new users to join. As more users join and attract others, Skype creates more value for users, thereby increasing engagement. These positive network effects have helped us grow our user base and establish Skype as a well-recognized brand in Internet communication, without requiring us to make significant investments in sales and marketing activities.

Our relatively low capital expenditures are primarily due to the “peer-to-peer” architecture that enables our software platform and leverages the network resources of our users to connect them. This architecture provides us with a significant cost advantage because we are not required to build or maintain a physical communications network, such as a wire or fiber optic network or cellular infrastructure. As a result, we can add new users and provide them with a wide range of products at minimal incremental cost to us, allowing us to offer many of our products for free. Furthermore, we have relatively low cash tax expense, expressed as a percentage of our income or loss before income taxes.

Summary Financial Data

The following summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” our audited consolidated financial statements for the Predecessor year ended December 31, 2008, for the Predecessor period from January 1, 2009 to November 18, 2009, for the Successor period from November 19, 2009 to December 31, 2009, as of December 31, 2009 and as of and for the Successor year ended December 31, 2010 included elsewhere in this prospectus.

On November 19, 2009, Skype Global acquired the Communications business segment of eBay, which consisted of the assets and liabilities of the Skype Companies (which we refer to as the “Skype Acquisition”). As a result of the Skype Acquisition, the financial results for the year ended December 31, 2009 have been presented for the Predecessor for the period from January 1, 2009 to November 18, 2009, and for the Successor for the period from November 19, 2009 to December 31, 2009.

Our summary statement of operations data and cash flows data for the Predecessor year ended December 31, 2008, for the Predecessor period from January 1, 2009 to November 18, 2009, for the Successor period from November 19, 2009 to December 31, 2009 and for the Successor year ended December 31, 2010, as well as the summary balance sheet data as of December 31, 2010, have been derived from our audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and are included in this prospectus. Our summary statement of operations data for the Predecessor year ended December 31, 2007 have been derived from audited consolidated financial statements that were prepared in accordance with U.S. GAAP and are not included in this prospectus. The summary statement of operations data for the Predecessor year ended December 31, 2006 have been derived from unaudited combined financial statements that were prepared in accordance with U.S. GAAP.

Certain reclassifications affecting cost of net revenues and operating expenses have been made to our consolidated statements of operations for years prior to 2010, in order to conform with the presentation for the year ended December 31, 2010.

The Skype Acquisition was accounted for as a business combination using the acquisition method and resulted in a new basis of accounting in the acquired Skype Companies. Accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair value at the acquisition date on November 19, 2009. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill (see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for further information). The vertical lines separating the Successor and Predecessor financial data in this prospectus are included to highlight the lack of comparability between these accounts due to the period durations and new basis of accounting resulting from the Skype Acquisition.

For presentation purposes only, we refer in this prospectus to the Predecessor’s combined financial statements of the Skype Companies and the Successor’s consolidated financial statements collectively as our “consolidated financial statements.”

Summary Statement of Operations Data from 2006 to 2010

	Predecessor				Successor
	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009		Year ended December 31, 2010
	(thousands of U.S. dollars, except share data)
Summary Statement of Operations Data:
Net revenues:	$193,696	$381,551	$551,364	$626,458	$92,445			$859,815
Cost of net revenues(1)	140,107	229,496	293,201	298,334	45,647	(2)		415,702	(2)

Gross profit	53,589	152,055	258,163	328,124	46,798			444,113

Operating expenses:
Sales and marketing(1)	59,787	64,304	83,222	104,279	16,710			131,939
Product development(1)	38,900	22,857	33,599	38,462	6,565			72,263
General and administrative(1)(3)	37,865	42,423	48,648	48,688	112,274	(4)		104,954	(5)
Amortization of acquired intangible assets	60,156	65,514	69,832	55,453	13,284	(2)		114,308
Litigation settlement	—	—	—	343,826 (6)	—			—
Impairment of goodwill	—	1,390,938 (7)	—	—	—			—

Total operating expenses	196,708	1,586,036	235,301	590,708	148,833			423,464

(Loss)/income from operations	(143,119)	(1,433,981)	22,862	(262,584)	(102,035)			20,649
Realized loss on amended credit agreement(8)	—	—	—	—	—			(13,513)
Interest income and other (expense), net	2,029	5,303	10,297	(2,549)	5,492			4,817
Interest expense	—	—	—	—	(10,387	)(9)		(68,645	)(10)

(Loss)/income before income taxes	(141,090)	(1,428,678)	33,159	(265,133)	(106,930)			(56,692)
Income tax (benefit)/expense	(22,044)	(23,342)	(8,447)	3,950	(7,209)			(49,787)

Net income (loss)	$(119,046)	$(1,405,336)	$41,606	$(269,083)	$(99,721)			$(6,905)

Basic and diluted net loss per share (Class A through J):(11)					$(10.59)			$(0.73)
Weighted number of shares, basic and diluted (Class A through J):(11)					9,414,600			9,433,743
Pro forma basic and diluted net loss per share (Class A through J):(12)							$
Pro forma weighted number of shares, basic and diluted (Class A through J):(12)

(1)	Figures for the periods shown below include stock-based compensation expense as follows:

	Predecessor				Successor
	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009	Year ended December 31, 2010
	(thousands of U.S. dollars)
Cost of net revenues	$2,141	$200	$(145)	$331	$6	$123
Sales and marketing	10,247	1,953	3,636	4,524	111	2,500
Product development	13,303	3,883	5,443	2,910	92	2,714
General and administrative	7,378	4,233	3,892	6,720	52	10,613

Total	$33,069	$10,269	$12,826	$14,485	$261	$15,950

(2)

Cost of net revenues and amortization of acquired intangible assets for the Successor period from November 19, 2009 to December 31, 2009 include $4.2 million and $13.3 million of amortization costs, respectively, and for the year ended December 31, 2010 include $36.1 million and $114.3 million of amortization costs, respectively, in each case relating to the amortization of the intangible assets acquired in the Skype Acquisition. The increase from the Predecessor period is a result of the Skype Acquisition, whereby the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009 and December 31, 2010.

(3)

The consummation of this offering will trigger payments under management services agreements entered into in connection with the Skype Acquisition in aggregate amount of $            million. Upon the consummation of this offering, all payments we owe under these agreements will be accelerated and paid at their net present value, and these agreements will terminate. See “Certain Relationships and Related Party Transactions—Management Service Agreements.”

(4)	This amount includes $98.7 million of transaction fees and expenses incurred in connection with the Skype Acquisition.
(5)

During 2010, this amount includes $9.7 million of separation costs, including $5.8 million of share-based compensation incurred in connection with the separation agreement that we entered into with our former Chief Executive Officer. See “Executive Compensation—Compensation Discussion & Analysis—Employment Agreements; Severance and Change in Control Provisions—Payments and Benefits in Connection with Mr. Silverman’s Separation” and “—Summary Compensation Table—Potential Payments upon Termination or Change in Control—Chief Executive Officer Separation.”

(6)

This amount represents the net charge incurred by us in connection with the settlement that we and eBay reached with Joltid regarding our use of the “Global Index” technology that facilitates communications in the peer-to-peer network of Skype users. For more information regarding this settlement and the Joltid Transaction generally, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations,” “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

(7)

This amount represents the impairment in 2007 of the goodwill recorded in connection with our acquisition by eBay in 2005 (the “eBay Acquisition”). As a result of the assessment in 2007 that the carrying value of that goodwill exceeded its fair value, an impairment charge of $1.4 billion was recorded. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Impairment of Goodwill” and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

(8)

This amount represents the expense incurred in connection with the amendment of our Amended Five Year Credit Agreement in February 2010, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(9)

This amount represents the net interest expense, including amortization of original issuance discount and deferred financing cost, incurred for the Successor period from November 19, 2009 to December 31, 2009 in connection with the indebtedness incurred to finance the Skype Acquisition, as described further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(10)

This amount represents the net interest expense, including amortization of original issuance discount and deferred financing cost, incurred for the year ended December 31, 2010 in connection with the outstanding indebtedness incurred to finance the Skype Acquisition, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(11)

Per share information is not provided for the Predecessor periods from the year ended December 31, 2006 to the period ended November 18, 2009 because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies.

(12)

The weighted average shares used in the calculation of the unaudited pro forma per share data includes the additional            million shares as of December 31, 2010 which (when multiplied by the assumed initial public offering price of $            per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the pro rata estimated underwriting discounts and commissions and the pro rata estimated offering expenses payable by us) would have been required to be issued to generate net proceeds sufficient to pay the aggregate $            million payment pursuant to our Management Services Agreement referred to in footnote (3) to this table. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate pro forma basic and diluted net loss per share and weighted average shares.

Summary Balance Sheet Data

Our consolidated balance sheet data as of December 31, 2010 is presented:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our corporate reorganization and to reflect our receipt of the estimated net proceeds from this offering, based on at an assumed initial public offering price of $             per ADS (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, the payment of approximately $             million to certain of our shareholders upon the consummation of this offering in connection with the termination of our management service agreements with them, and the application of such net proceeds as described under “Use of Proceeds.”

	As of December 31, 2010
	Actual		As adjusted(1)
	(thousands of U.S. dollars)
Summary Balance Sheet Data:
Cash and cash equivalents	$142,465
Total current assets	243,387
Property and equipment, net	36,523
Goodwill	2,372,779	(2)
Intangible assets, net	637,688	(3)
Total assets	3,317,855

Accrued expenses and other current liabilities	121,100
Deferred revenue and user advances	176,681
Total current liabilities	353,726
Long term debt	686,348	(4)
Total liabilities	1,071,165
Total shareholders’ equity	2,246,690
Total liabilities and shareholders’ equity	$3,317,855

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS in this offering, which is, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) each of cash equivalents, total current assets, total assets, total shareholders’ equity and total liabilities and shareholders’ equity by approximately $             million, assuming the number of ADSs offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	This amount represents the excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities in the Skype Acquisition, which has been recorded as goodwill.
(3)

This amount represents the identifiable intangible assets acquired in connection with the Skype Acquisition and the Joltid Transaction. As a result of the Skype Acquisition, the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009 and 2010.

(4)

This amount represents the outstanding amount as of December 31, 2010 of long-term debt incurred to finance the Skype Acquisition, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Summary Cash Flow Data

	Predecessor		Successor
	Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009		Year ended December 31, 2010
	(thousands of U.S. dollars)
Summary Cash Flow Data:
Net cash provided by (used in) operating activities:	$148,801	$128,049	$(150,913	)(1)	$156,848
Net cash used in investing activities:	(4,964)	(11,733)	(1,958,981	)(2)	(35,024)
Net cash provided by (used in) financing activities:	13,305	(263,302)	2,082,013	(3)	(86,862	)(4)

(1)

This amount was impacted by outgoing cash payments of $94.4 million in connection with the Joltid litigation settlement as part of the Joltid Transaction. For more information see “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus. In addition, net cash of $98.7 million was also paid as fees and expenses in connection with the Skype Acquisition.

(2)

This amount includes $1.9 billion in cash paid to eBay as a portion of the consideration in the Skype Acquisition. In addition, $34.6 million was paid to acquire intangible assets as part of the Joltid Transaction we entered into prior to the Skype Acquisition.

(3)

This amount includes $681.7 million net proceeds from indebtedness incurred in connection with the Skype Acquisition and $1.4 billion in net cash proceeds from the issuance of ordinary shares in the Skype Acquisition.

(4)

This amount primarily reflects the refinancing of our Amended Five Year Credit Agreement and the contemporaneous repayment of the entire $125.0 million outstanding payment-in-kind loan agreement with eBay.

Key Metrics

We monitor certain key operating metrics that we believe drive our financial performance, including net revenues, and that we use to measure usage during different periods of the year to manage our business and to help identify potential fraudulent activities. These metrics are derived from our operational systems, as opposed to our financial reporting systems. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics, enhance our operational systems to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Our registered user metric is subject to a degree of overstatement. Other metrics are subject to uncertainties and inaccuracies and may be overstated or understated. For more information, see “Risk Factors—The number of our registered users overstates the number of unique individuals who register to use our products,” “—Our connected users metric is subject to uncertainties and may overstate the number of users who actively use our products” and “—Our paying user and communications services billing minutes metrics are subject to a degree of inaccuracy due to fraudulent transactions and our method of calculating these metrics.”

For details of how we calculate each of these metrics, as well as certain key assumptions relating to these metrics, see “Selected Financial Data—Key Metrics.”

The table below shows our registered users as of the relevant dates specified below as well as the average monthly connected users and average monthly paying users for the three months ended on the relevant dates specified below:

	As of or for the three months ended December 31,
	2008	2009	2010
	(millions)
Registered users(1)	325	474	663
Average monthly connected users(2)	75	105	145
Average monthly paying users	5.8	7.3	8.8

(1)

Our registered users number as of December 31, 2008, 2009 and 2010 includes 17 million, 20 million, and 21 million users, respectively, who registered through their MySpace account. We believe that MySpace registered users are infrequent users of Skype products. The agreement with MySpace, through which users were able to register through MySpace, expired on November 27, 2010 and was not renewed by us. The registered users number in the table above excludes users that have registered on Skype through our investment to address the Chinese market, Tel-Online Limited; the number of users that registered through Tel-Online Limited amounted to 80 million, 86 million and 91 million as of December 31, 2008, 2009 and 2010, respectively.

(2)

Our average monthly connected users number for the three months ended December 31, 2008, 2009 and 2010 includes 4 million, 2 million and 0.2 million users, respectively, who registered through their MySpace account. We believe that MySpace connected users are infrequent users of Skype products. The agreement with MySpace, through which users were able to register through MySpace, expired on November 27, 2010 and was not renewed by us. The average monthly connected users number in the table above excludes users that have connected to Skype through our investment to address the Chinese market, Tel-Online Limited; the average monthly connected users that connected through Tel-Online Limited amounted to 3 million, 2 million and 3 million for the three months ended December 31, 2008, 2009 and 2010, respectively.

The table below shows average communications services revenue per paying user, which represents our net revenues derived from our communications services products for the relevant period divided by the average paying users for such period:

	For the year ended December 31,
	2008	2009	2010
	(U.S. dollars)
Average communications services revenue per paying user	$102	$98	$97

The table below shows our communications services billing minutes and Skype-to-Skype minutes for each of the periods presented:

	For the year ended December 31,
	2008	2009	2010
	(billions)
Communications services billing minutes	6.9	10.7	12.8
Skype-to-Skype minutes	65.5	113.0	194.3

Adjusted EBITDA

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use Adjusted EBITDA as a non-GAAP performance measure. We present Adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our performance. Adjusted EBITDA, as we present it, represents net income before income tax (benefit)/expense, interest expense, interest income and other (expense), net, depreciation and amortization, further adjusted for the following additional items:

•	Stock-based compensation expense;

•	Realized loss upon amendment of our Five Year Credit Agreement;

•

Costs we incurred as a result of the Skype Acquisition and the Qik Acquisition, such as external transaction costs, payments under management services agreements with shareholders of Skype, transition services agreement costs payable to eBay and cash bonuses to certain Skype employees;

•	Litigation settlement costs;

•	Separation costs incurred subsequent to the Skype Acquisition and severance and bonus costs relating to the change in our CEO;

•	Foreign exchange gains and losses prior to invoice receipt and related to hedging instruments;

•	Costs incurred as a result of a dispute with a payment service provider; and

•	Non-capitalizable expenses attributable to this offering of securities.

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. In particular:

•

Unless reconciled to our pro forma net income, Adjusted EBITDA is not a pro forma measure, nor does it purport to represent what our consolidated results of operations would have been had the Skype Acquisition not occurred or occurred on a different date;

•	Adjusted EBITDA is not indicative of our future consolidated results of operations;

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA does not reflect our tax expense; and

•	Others may calculate Adjusted EBITDA differently than we do, and these calculations may not be comparable to our Adjusted EBITDA metric.

The following table reconciles our Adjusted EBITDA for the Predecessor year 2008, the Predecessor period from January 1, 2009 to November 18, 2009, the Successor period from November 19, 2009 to December 31, 2009, the pro forma year 2009, and the Successor year 2010 to the nearest U.S. GAAP performance measure, which is net income (loss):

	Predecessor Year ended December 31, 2008	Predecessor January 1 – November 18, 2009	Successor November 19 – December 31, 2009	Pro forma Year ended December 31, 2009(1)	Successor Year ended December 31, 2010
	(thousands of U.S. dollars)
Net (loss)/income	41,606	(269,083)	(99,721)	(417,547)	(6,905)
Income tax (benefit)/ expense	(8,447)	3,950	(7,209)	(21,398)	(49,787)
Interest expense	—	—	10,387	89,644	68,645
Interest (income) and other expense, net	(10,297)	2,549	(5,492)	(2,943)	(4,817)
Depreciation and amortization	75,534	60,649	18,400	156,543	161,297
Stock-based compensation	12,826	14,485	261	14,746	15,950
Realized loss on credit agreement(2)	—	—	—	—	13,513
Management Services Agreements with shareholders(3)	—	—	1,685	14,177	14,835
Acquisition transaction fees(4)	—	—	98,715	—	1,229
Skype Acquisition transaction bonuses(5)	—	3,647	—	—	—
Transition Services Agreement(6)	—	—	1,118	1,118	2,463
Excluded bonus and severance(7)	—	144	1,611	1,755	15,315
Joltid litigation settlement(8)	—	343,826	—	343,826	—
Other litigation settlements(9)	(410)	2,928	—	2,928	(784)
Separation costs(10)	—	873	1,181	2,054	11,312
Foreign exchange gains and losses prior to invoice receipt and related to hedging instruments(11)	(334)	(1,140)	1,132	(8)	12,165
Dispute with payment service provider(12)	—	—	—	—	9,247
Non-capitalizable expenses attributable to this offering of securities(13)	—	—	—	—	669

Adjusted EBITDA	110,478	162,828	22,068	184,895	264,347

(1)	See “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto included elsewhere in this prospectus to understand how pro forma net income was computed.
(2)

This amount represents the expense incurred in connection with the amendment of our Amended Five Year Credit Agreement in February 2010, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(3)

In connection with the Skype Acquisition, we entered into management service agreements with certain of our shareholders and their affiliates, which provide for the payment of periodic monitoring fees for management, financial, consulting and other advisory services provided by them to us after completion of the Skype Acquisition. Upon the consummation of this offering, all payments we owe under these agreements will be accelerated and paid at their net present value, and these agreements will terminate. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

(4)

This amount represents the external transaction fees and expenses incurred in connection with the Skype Acquisition in 2009 and the transaction fees incurred in 2010 in connection with the acquisition of Qik, which closed in 2011.

(5)	This amount represents cash bonus payments to certain Skype executives that vested upon the completion of the Skype Acquisition.
(6)

Our indirect subsidiary, Skype Technologies S.A., entered into a transition services agreement with eBay pursuant to which eBay agreed to provide us certain transition services in connection with the conduct of our business. The initial term was one year from the date of the Skype Acquisition, except for customer service applications support, the term for which was six months. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Skype Acquisition and Ancillary Agreements—Transition Services Agreement.”

(7)

In conjunction with the Skype Acquisition, a special cash pool was funded to reward eligible Skype employees. Employees were eligible to receive a bonus based on continued employment that vested on the one-year anniversary of the Skype Acquisition. The total value of awards recognized as employee compensation expense was $7.5 million during the year ended December 31, 2010. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Skype Acquisition and Ancillary Agreements—Cash Pool.” Furthermore, certain employees were eligible for additional bonus payments totaling $2.9 million during the year ended December 31, 2010 based on the successful achievement of certain strategic initiatives outlined by the Company in conjunction with our separation from eBay. In addition, we incurred severance of $3.9 million paid to our former CEO and a sign-on bonus of $1.0 million paid to our current CEO, who joined during the fourth quarter of 2010. These amounts exclude payroll taxes.

(8)

This amount represents the net charge incurred by us in connection with the settlement by us and eBay of a dispute with Joltid over our use of peer-to-peer communication technology. For more information about the Joltid Transaction, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations” and “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

(9)

Reflects additional losses or (gains) we recorded related to litigation settlements other than the Joltid Transaction discussed above. See “Business—Legal Proceedings” for a discussion of other legal and regulatory proceedings, disputes and regulatory inquiries related to our business.

(10)

Separation costs primarily relate to external service provider fees for strategic projects aimed at building processes for scaling the Company subsequent to the Skype Acquisition, establishing new employee benefit structures and compensation programs and planning for the implementation of our stand-alone IT infrastructure, as well as tax, legal and other consulting fees related to our separation from eBay.

(11)

Under U.S. GAAP, foreign currency gains and losses arising from the re-measurement of monetary assets and liabilities into our functional currencies (“foreign currency gains and losses”) are recorded in our statements of operations as a component of interest income and other (expense), net. As indicated above, we remove the total amount of interest income and other (expense), net from our calculation of Adjusted EBITDA. However, we do include in Adjusted EBITDA the foreign currency gains and losses arising between the date of initial expense recognition and the date of invoice receipt, at which point we believe management has less control over foreign currency gains and losses. Additionally, we exclude from Adjusted EBITDA gains and losses arising from our foreign exchange forward contracts. During the year ended December 31, 2010, we recognized a loss of $3.4 million in revenue relating to our foreign exchange forward contracts. We did not enter into such contracts prior to 2010.

(12)	In December 2010, we recorded a bad debt expense of $9.2 million related to a receivable from a payment processing vendor, who collected amounts due to us from our paying users in one jurisdiction.
(13)	Represents amounts paid to external advisors for certain services relating to this offering that we record as expense, as we incur them.

RISK FACTORS

An investment in our ordinary shares or ADSs involves a high degree of risk. Before making an investment in our ordinary shares or ADSs, you should carefully consider the following risks, as well as the other information contained in this prospectus. Any of the risks described below and elsewhere in this prospectus could materially harm our business, prospects, financial condition and results of operations. The risks described below include risks we consider material of which we are currently aware. As a result, the trading price of our ordinary shares or ADSs could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We may not maintain recent rates of net revenue growth.

Although our net revenues have increased substantially over the last few years, we may not be able to maintain historical rates of net revenue growth. We believe that our continued growth will depend, among other factors, on our ability to:

•	attract new users, convert connected users into paying users, keep existing paying users actively using our paid products, and increase purchases of our paid products by our paying users;

•	develop new sources of revenue from our users and other customers, such as enterprise users;

•	react to changes in consumer access to and use of the Internet;

•	expand into new market segments and integrate new devices, platforms and operating systems;

•	increase the awareness of our brand across geographies;

•	provide our customers with a superior user experience, customer support and payment experiences; and

•	maintain effective and integrated payment processing capabilities.

However, we cannot assure you that we will successfully implement any of these steps.

We have recorded losses in 2009 and 2010 and we may not achieve profitability in the coming years.

We reported a net loss of $6.9 million for the year ended December 31, 2010, a net loss of $99.7 million in the period from November 19, 2009 to December 31, 2009, a net loss of $269.1 million in the period from January 1, 2009 to November 18, 2009, a pro forma net loss of $417.5 million during the year ended December 31, 2009 (including litigation settlement expenses in the net amount of $343.8 million incurred in connection with the Joltid Transaction and excluding expenses of $98.7 million related to the Skype Acquisition) and net income of $41.6 million in 2008. We reported an accumulated deficit of $106.6 million as of December 31, 2010. We may continue to incur net losses and cannot assure you that we will be profitable in the future or that, if we are, we will be able to sustain profitability. We believe that our profitability will depend, among other factors, on our ability to:

•	increase or maintain our net revenues (see “—We may not maintain recent rates of net revenue growth.”);

•

manage the costs of our business, including the costs associated with maintaining and developing our software and products and expanding our products to enterprise users, termination costs, integrating newly acquired businesses, customer support and product expansion into new jurisdictions;

•	manage the costs associated with regulatory compliance;

•

meet the challenge imposed by the intensely competitive nature of our business, including competition from large, well-established Internet companies, telecommunications companies and hardware-based voice over Internet protocol (VoIP) providers and, as we enter into new business areas, small and medium-size enterprise telecommunications services providers; and

•	maintain our current tax position.

The rate at which we add registered, connected and paying users may decline. In addition, we may fail to successfully convert connected users into paying users. As a result, our net revenues may fail to grow as we expect.

In 2010, 189 million new users registered a Skype username, and we grew our average monthly connected users by 40 million users for the three months ended December 31, 2010 compared to the same period in 2009. See, however, “—The number of our registered users overstates the number of unique individuals who register to use our products” and “—Our connected user metric is subject to uncertainties and may overstate the number of users who actively use our products.” We may fail to attract new registered users at an equivalent rate in the future. Furthermore, we lose connected users in the ordinary course of business. As a result, we need to acquire new connected users on an ongoing basis just to maintain our existing level of connected users. We must also convert connected users into paying users. If we are unable to attract new registered users, retain them as connected users and convert non-paying users into paying users, our net revenues may fail to grow as we expect and our business, results of operations and financial position will suffer.

Our operating results may fluctuate. As a result, we may have difficulty forecasting net revenues and planning expenditures to support development of our operations. Fluctuations in our operating results may cause us to fail to meet or exceed the expectations of securities analysts or investors, which could cause the market price of our ADSs to decline.

Our operating results have varied on a quarterly basis during our operating history. Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control, including:

•

Currency fluctuations: Because we have substantial global operations, we transact in a number of currencies but report our financial results in U.S. dollars. As exchange rates may fluctuate significantly between reporting periods, our net revenues, expenses and operating results, when presented in U.S. dollars, may experience significant fluctuations between periods for reasons unrelated to our operating performance. We therefore face exposure to adverse movements in currency exchange rates. To the extent the U.S. dollar weakens against foreign currencies, our net revenues and operating expenses from foreign-currency-denominated operations, when reported in U.S. dollars, will increase. Similarly, our net revenues and operating expenses from foreign-currency-denominated operations will be lower to the extent the U.S. dollar strengthens against foreign currencies. In particular, to the extent the U.S. dollar strengthens against the euro and the British pound, our foreign net revenues will be reduced when reported in U.S. dollars. In addition, the currencies in which we incur cost of net revenues and operating expenses may not be the same as the currencies in which we sell products to our users and customers and generate net revenues. We also may receive payments in a different currency than the one in which we sell our products to our users or customers. Beginning in 2010, we regularly seek to hedge our near-term net foreign currency positions in order to attempt to neutralize imbalances between foreign currency revenues and costs, but there is no assurance we will be able to successfully do so in practice.

•

Timing of product launches: Because we are a growing company and are seeking to develop and introduce new products, our net revenues may fluctuate due to our customers responding quickly to our new product offerings. Similarly, our costs fluctuate based on the level of investment in developing, marketing and/or launching products during a given quarter. For example, during any particular period, we may increase the number of employees or contractors to develop new products or launch marketing campaigns, which can increase costs significantly during that period.

•

Changes in our gross margin: Our gross margin (which we define as gross profit, or net revenues less cost of net revenues, divided by net revenues) can fluctuate in any given period due to a number of factors, including, without limitation, changes in product mix, user usage patterns and pricing, changes in termination costs for our SkypeOut product, and entry into or termination of commercial contracts. With respect to product mix, our subscription-based payment option has historically carried a lower margin than our pay-as-you-go payment option. As a result, changes in user behavior, including in how they prefer to pay for our products, has affected and could in the future affect our product mix, which could have a negative effect on our gross margin. We change our pricing from time to time, and we may need to decrease the price of our paid products for a number of reasons, including competitive pressures. In addition, we incur termination costs in connection with our SkypeOut products. Under the contractual arrangements we have with our partners, our termination costs vary from time to time and, therefore, may increase while the net revenues corresponding to those costs may remain the same, resulting in a decreased gross margin. Moreover, in any given period we may enter into commercial contracts, such as product licensing agreements, or these agreements can be terminated, which can cause our net revenues to fluctuate and affect our gross margin.

•

Seasonality: Our business exhibits seasonality because many of our users reduce their use of our products with the onset of good weather during the Northern Hemisphere’s summer months, and our users tend to use our products more in the fourth quarter during the holiday season, resulting in weaker net revenue growth during the second and third quarter of the year. Furthermore, we experience significant spikes in the use of our products during significant holidays or world events, such as Christmas, the Chinese New Year or the 2010 volcanic eruption in Iceland.

•

Litigation: We have incurred, and may in the future incur, significant and unpredictable expenses in connection with litigation. In 2009, our results of operations were adversely affected by litigation settlement expenses in the net amount of $343.8 million incurred in connection with the settlement that we and eBay reached with Joltid regarding our use of the “Global Index” technology that facilitates communications in the peer-to-peer network of Skype users, which we acquired as part of the Joltid Transaction. For more information, see “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

Furthermore, it is difficult for us to forecast the level of our net revenues and gross margin. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Due to, among other things, our short operating history and the inherent difficulty in forecasting net revenues, it is also difficult to forecast expenses as a percentage of net revenues. Quarterly and annual expenses as a percentage of net revenues may be significantly different from historical or projected rates. In addition, our gross margin is difficult to predict due to changes in usage patterns, potential future sources of additional net revenues and future arrangements with third parties, which may include revenue sharing or other alternative pricing models.

In part as a result of the fluctuation in our results and uncertainty of our forecasts, our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In that event, the trading price of our ADSs would almost certainly decline. In addition, fluctuations in our operating results may also make it more difficult for securities analysts and investors to assess the longer-term prospects and strength of our business at any particular point, which could lead to increased volatility in the price of our ADSs. Increased volatility could cause the price of our ADSs to suffer in comparison to less volatile investments.

We generate net revenues almost entirely from the use of our paid communications services products, in particular SkypeOut, which are purchased by a small minority of our users, and may face challenges as we seek to expand our sources of revenue.

Many of our products are free. As a result, we have generated nearly all of our historical revenues from our paid communications services products, which are purchased by a small minority of our users. During the three months ended December 31, 2010, we generated net revenues from calls made by approximately 8.8 million average monthly paying users to landline or mobile phones. These paying users represented approximately 6% of our average connected users during this period. If even a small percentage of our paying users ceases paying for our products, this could have a significant impact on our net revenues.

In addition, we have historically derived a substantial portion of our net revenues from a single product—SkypeOut. For the pro forma year ended December 31, 2009 and the year ended December 31, 2010, 86% and 86% of our pro forma net revenues and net revenues, respectively, were derived from the use of SkypeOut. Due to this dependence on SkypeOut as our primary source of net revenues, we are subject to an elevated risk of reduced demand for our SkypeOut product.

Our other sources of net revenues, including our Skype Enterprise products and marketing services and licensing, are currently limited. We may face challenges as we seek to expand our sources of revenue. For example, we have only recently enabled the Skype software client to feature industry standard-sized display advertising, and it is still uncertain what level of revenues can be generated through advertising. Furthermore, we may face difficulty in successfully implementing advertising on certain platforms, such as mobile devices. Finally, our users may respond negatively to receiving advertisements through their Skype software client, which could negatively and materially affect user engagement, our Skype brand and our results of operations.

We have a short operating history and a relatively new business in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects, increases the risk that we will not continue to be successful and increases the risk of your investment.

We have a short operating history with our communications services products, which were developed in connection with our launch in 2003. As a result, we have very little operating history for you to evaluate in assessing our future prospects. Also, we derive nearly all of our net revenues from Internet communications, which is a new industry that has undergone rapid and dramatic changes in its short history and is subject to significant challenges. We have expanded our headcount, facilities and infrastructure, including since the Skype Acquisition, and we anticipate that further expansion in certain areas will be required for us to operate as an independent public company and for the development of some of our businesses. For example, our number of employees and long-term contractors increased from 733 people as of December 31, 2009 to 911 people as of December 31, 2010, and we added 63 employees from Qik as part of our acquisition of Qik in January 2011. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to address successfully these risks and difficulties, which could materially harm our business and operating results and reduce the price of our ADSs.

Goodwill and intangible asset impairment analysis may result in charges, which may be significant.

U.S. GAAP requires us to conduct an impairment analysis of our goodwill annually and at such other times when an event or change in circumstances occurs that would indicate potential impairment. We are also required to evaluate finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these intangible assets may not be recoverable. Our limited operating history increases the risk of differences between projected and actual performance, which could substantially impact our future estimates of recoverability and fair value. In 2007, our results of operations were adversely affected by a charge of $1.4 billion for the impairment of goodwill. The impairment charge was determined by comparing the carrying value of goodwill in eBay’s Communications reporting unit with the implied fair value of the goodwill. Following the Skype Acquisition in 2009, we recorded the excess of the purchase price over tangible assets, identifiable intangible assets and assumed liabilities in the amount of $2.4 billion as goodwill, which is substantially higher than the goodwill in our Predecessor period financial statements. We may be required to write down the carrying value of goodwill based on the value of our business in the future. If we conclude that there is significant impairment of our goodwill as a result of any impairment analysis, we would be required to record corresponding non-cash impairment charges, which could negatively and materially affect our operating results and the market price of our ADSs.

The number of our registered users overstates the number of unique individuals who register to use our products.

We calculate registered users as the cumulative number of user accounts at the end of the relevant period. The actual number of registered users however is likely to be lower, potentially significantly, for two primary reasons. First, some legitimate users may register more than once and therefore have more than one account. For example, a user who has lost his or her original Skype Name or password may simply register again and create an additional account, or a user may create separate accounts for business and personal use. Second, we experience irregular registration activities, some of which we believe are the result of fraudulent activities that involve the creation of a significant number of spurious user accounts. See “—Failure to deal effectively with fraudulent transactions would increase our loss rate and could increase our expenses, make us liable to credit card issuing banks or result in the loss of our ability to accept certain credit cards.” The actual number of registered users includes users whom we actively block from using our services due to our concerns that those users engage in fraudulent activities. We do not validate information provided during the registration process and thus registration is not prohibited, even when we have indication that such user may engage in fraudulent activity. Instead, we limit the connection to our services of such registered users.

In addition, as of December 31, 2010, the number of registered users includes 21 million users who initially registered through their MySpace account. Such registration occurred automatically as part of the MySpace registration process, and as a result, the number of our registered users may overstate the number of users who actively decided to create a Skype account. We believe that users that have registered through MySpace are infrequent users of Skype products.

Our connected users metric is subject to uncertainties and may overstate the number of users who actively use our products.

We calculate connected users as the number of user accounts, averaged over a three month period, that log in to the Skype software client, either manually or automatically, in a given calendar month. We also include in connected users the number of users, averaged over a three month period, who have a valid Skype software certificate (for example, a mobile phone with the Skype software client installed) that is checked and has been validated during the past thirty days.

The number of connected users is subject to uncertainties and in some ways may overstate the number of users actively using our products during a given period. For example, for a number of our users, once a user has downloaded our software onto their device, the software will automatically be logged into when the device is turned on, even if the customer takes no steps to affirmatively engage our software client after initial registration. In addition, the number of connected users also includes, for the three months ended December 31, 2010, 0.2 million users who connected during such period primarily as a result of signing into their MySpace account and who we believe are infrequent users of Skype products. Our contractual arrangement with MySpace, through which users were able to register through MySpace expired, on November 27, 2010 and we did not renew it. Based on recent trends, we believe that the number of users that connected to Skype through MySpace will become insignificant in the short-term and will remain insignificant.

Furthermore, a number of connected users in a given period includes the creation and use of spurious user accounts, because we count a new registered user as a connected user in the month of registration. While we have taken and will seek to continue to take steps, such as by requiring additional authentication steps, to reduce the ability of fictitious users to connect to the different versions of the Skype software client, and to prevent users from connecting to our system more than once, we cannot assure you that these measures will be effective in reducing the number of fictitious users or users who have connected more than once.

Our connected user metric is also subject to uncertainties because, in some cases, it can underestimate the number of users actively using our products during a given period. For example, users accessing Skype from behind a firewall may not be captured in our systems as connected users.

As a result, there is a degree of uncertainty in this metric because it can be influenced by different factors in the same period, sometimes with opposite effects.

Our paying user and communications services products billing minutes metrics are subject to a degree of inaccuracy due to fraudulent transactions and our method of calculating these metrics.

We calculate paying users as the number of unique user accounts, averaged over a three month period, who make a successful SkypeOut call using Skype credit on a pay-as-you-go basis in a given calendar month or who had an active subscription at any time during such calendar month. We calculate communications services billing minutes as the cumulative number of minutes that Skype users were connected to our communications services products, which mainly comprise billing minutes related to SkypeOut calls to traditional fixed-line or mobile telephones during a relevant period. A user need not be logged into the Skype software client to be considered as having made a successful SkypeOut call or to register a billing minute; for example, the user may make a Skype To Go call or use Call Forwarding, which do not require users to log into the Skype software client themselves.

With respect to both the number of paying users and the number of communications services billing minutes, these metrics include users paying for our products and the billing minutes generated through fraudulent activities, such as stolen credit cards. Therefore, for any given month, in particular if we have been subject to a particular spike in fraudulent activity during that period, our paying user and communications services billing minutes may not accurately reflect the genuine number of paying users and communications services billing minutes during that period. See “—Failure to deal effectively with fraudulent transactions would increase our loss rate and could increase our expenses, make us liable to credit card issuing banks or result in the loss of our ability to accept certain credit cards.”

These metrics are also subject to a degree of inaccuracy for other reasons. These metrics are derived from our operational systems, not our financial systems, and we have identified certain instances in the past whereby these systems have not always accurately captured the number of paying users and communications services billing minutes. With respect to paying users, we seek to eliminate from our number of paying users any users who only made SkypeOut calls utilizing promotional, free Skype credit or promotional subscriptions services. With respect to communications services billing minutes, we seek to eliminate from this number minutes attributable to SkypeOut calls made utilizing promotional, free Skype credit or promotional subscriptions services, or other free calls. In both cases, our operational systems may fail to classify properly these users and minutes, and accordingly these metrics are subject to potential inaccuracies.

The peer-to-peer nature of our software architecture makes it difficult to determine certain operational metrics, which may lead us to take inappropriate decisions for our business and operations or allocate our resources in an inefficient way.

Because our software operates through a peer-to-peer architecture, it is difficult for us to determine with accuracy certain operational metrics with respect to non-paid products, such as free calling minutes or the percentage of calls including certain features like video. As a result, these metrics are intended as estimates only and may not be accurate. Due to the uncertainty surrounding these operational metrics, we may not take the most appropriate decisions for our business and operations or allocate our financial resources in an optimal manner.

Our industry is intensely competitive and if we do not compete successfully, we could lose market share, experience reduced revenues or suffer losses.

The market for our products is intensely competitive and characterized by rapid technological change, and we expect competition to intensify significantly in the future. In particular, some of our competitors have taken steps or may decide to more aggressively compete against us.

Our competitors include a variety of communication service and product providers, including Internet product and software companies, telecommunications companies and hardware-based VoIP providers and, potentially, small and medium-size enterprise telecommunications services providers. Many of our competitors are substantially larger than we are and have substantially longer operating histories and substantially greater product development and marketing budgets and financial, human and other resources than we do. Some also have greater name and brand recognition and a larger base of customers or users than we have. They may be able to devote greater resources to develop, promote, and sell their products and to respond quickly to new technologies and changing consumer behavior. We may also face a disadvantage because we do not currently offer email, a product that is offered by many of our competitors. Our ability to compete successfully depends on our ability to achieve continual technological innovation and adapt to the evolving needs of our customers, but we cannot assure you that we will be successful in this regard.

Our primary competitors include:

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Internet and software companies. We compete with divisions of large Internet and software companies, including Google, Microsoft, Apple and Yahoo!, which offer a selection of instant messaging, voice and video communications products to their users. Some of these competitors charge less than we do for voice calls and SMS text messages to landline and mobile devices to or from certain countries, and most have also historically offered free calling between their users. The leading Internet companies have very large networks of users, strong brands and significant resources and have launched, and continue to launch, initiatives to compete with us. In addition, new Internet companies may choose to enter our market and integrate these products with their existing products. Initiatives by Internet companies, particularly the large Internet companies with well-known brands and large user bases, to focus more of their resources on their communications products or otherwise enhance those products, or adoption by their users of those products instead of ours, could, among other things, reduce the market for our products, increase competition for users and price competition or make our products obsolete, which could decrease our ability to attract new users or cause our current users to migrate to communications products offered by Internet companies. For example, Google has recently acquired Global IP Solutions, which has developed a real-time audio and video-over-Internet technology similar to ours. Google may use this technology to compete against us. Google has also recently expanded its internet communication services by enabling U.S. and Canadian users of its “Gmail” email service to call landlines and mobile phones from their e-mail inbox.

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Telecommunications companies and hardware-based VoIP providers. Although we are not a replacement for traditional telephone services, we compete with certain products and services offered by regulated telecommunications companies that provide landline, cable or wireless telecommunications products and hardware-based VoIP telecommunications providers that have recently begun to challenge incumbent telecommunications companies with respect to certain products in their regional markets. The telephone companies have historically dominated their regional markets due to their incumbent status and ability to offer features that we do not provide, such as emergency calling services and “bundled” services. We also compete with certain products offered by cable and satellite broadcast companies. All of these companies have the ability to offer bundled services to their large existing customer bases. For example, they can provide Internet access, television and landline and/or wireless voice communication at a price that would be lower than if the customer purchased those services separately. If the telecommunications companies with which we compete successfully introduce new products, offer bundled services at attractive prices or enhance their existing products, this could reduce the market for our products, increase competition for users and price competition, or make our products obsolete, which could impair our ability to attract new users or cause our current users to migrate to a telecommunications company. In addition, customers may be reluctant to use Internet-based communications instead of traditional telephony services because they may experience lower call quality, including static, echoes and delays in transmissions, as well as a higher rate of dropped calls. We also compete with wireless carriers, many of which have a strong retail presence and significant financial resources. Some consumers use wireless services to replace landline services.

Domestic and international telecommunications prices have decreased significantly over the last few years, and we anticipate that prices will continue to decrease. Users who select our products to take advantage of our prices may switch to another provider as the difference between prices diminishes or disappears, and we may be unable to use our price as a distinguishing feature to attract new customers in the future. In addition, we compete with hardware-based VoIP providers, which have recently begun to challenge incumbent telecommunications companies in their regional markets through lower cost features and enhanced functionality. If these regional VoIP providers are able to replace traditional telecommunications services in their region and offer products similar to ours, this could reduce the market for our products or increase price competition, which could decrease our ability to attract new users or cause our current users to migrate to those providers.

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Small and medium-size enterprise telecommunications services providers. As we develop and build out our enterprise offering, we expect to compete increasingly with small and medium-size enterprise telecommunications services providers. Many of these services providers have a broad set of products and offer features we do not offer, such as email. In addition, a number of these services providers have some of the most recognized brands in the enterprise marketplace and incumbent status, including, in certain cases, long-term customer contracts. As a result, it may be difficult for us to compete with them.

One particular risk we face is that some of our competitors, particularly large incumbent telephone companies with significant financial resources, may attempt to gain significant market share from us by offering their communications products for free or at prices at or below the prices we charge, which would have a material adverse effect on our business. These and other competitors may elect to commence or intensify these forms of price competition at any time, including shortly after we complete this offering and, because many of these competitors have alternative sources of revenue, they may be able to sustain this price competition indefinitely. In addition, we expect our various communications competitors to continue to improve the performance of their current products and introduce new communications products, software, services and technologies. Some of our competitors have the ability to restrict or increase the price of access to our products and have done so. For example, in Germany, T-Mobile announced in April 2009 that it was blocking VoIP communications over its mobile network, and in June 2009 it introduced a fixed monthly fee for the option of using VoIP on its network. Many of our competitors offer email as part of their communications solution. We do not offer email, which may harm our ability to compete. If we are unable to compete effectively, our growth and ability to sell products at profitable margins could be materially and adversely affected. Going forward, as we enhance our communications product offerings, we may enter new markets and face competition from other companies.

In certain countries, companies with which we compete may be government owned, sponsored or supported, which may place us at a competitive disadvantage. For example, governments in these countries may require us to be regulated or may determine not to provide us with a necessary license. In addition, government owned, sponsored or supported companies may be able to obtain financing on terms more favorable than terms available to private companies such as us.

System failure, interruptions and downtime can attract adverse publicity for our products and result in net revenue losses and a decrease in users of Skype products.

Although we seek to reduce the possibility of disruptions or other outages, our service may be disrupted by problems with our technology and systems, such as malfunctions in our software or other facilities and overloading of the peer-to-peer network of Skype users. We have experienced system failures from time to time, including a recent outage in December 2010, and any interruption in the ability of users to use our products would reduce our current net revenues, could harm our future net revenues, could subject us to regulatory scrutiny and could lead to users seeking alternative forms of communication and ceasing to use Skype as a communications method. System failures can result from errors in our software.

On December 22, 2010 a software error in one version of our Windows client caused approximately 40% of those clients to fail. Although this error only affected approximately 20% of our global users, it resulted in 25% to 30% fewer “super-nodes” than normal being available to the network of Skype users. Super-nodes allow users’ computing and mobile devices to find other connected users. The increased load on the remaining “super-nodes,” originally unaffected by the software error, resulted in a cascading effect that led to near complete failure of the network of Skype users within a few hours of the initial event, and a loss of Skype functionality for a large percentage of Skype users for a total period of approximately 24 hours during a December holiday period in which we normally experience peaks in Skype usage. Similarly, in August 2007, we experienced an interruption with the peer-to-peer network of our users as a result of an unanticipated feature of our software during which the majority of our users were unable to use our products for approximately two days. While we have taken and will continue to take remedial action to prevent such outages from occurring, there is no certainty that these failures will not occur again in the future. With respect to both outages, we experienced significant adverse publicity and lost net revenues, and any similar outage in the future would likely harm our business. As we increasingly introduce products particularly targeted at enterprise customers, for whom system stability is a critical factor, any system failures could have a significant impact on our ability to attract or maintain our relationships with enterprise customers.

As a result of disruptions, in addition to the revenues we lose during an outage, we may choose to provide our users with remedial compensation as a gesture of goodwill such as extending subscription periods by a number of days or applying credits to our paying customers’ accounts. Depending on the severity of an outage and the terms of these actions, we may incur costs as a result of these measures that could have an adverse effect on our results of operations.

In addition, the servers that process user payments experience some downtime on a regular basis and during these times our customers cannot make SkypeOut calls, which may result in lost revenues and may negatively impact our brand and customer perception of the reliability of our products. Any scheduled or unscheduled interruption in the ability of customers to use our products could result in an immediate, and possibly substantial, loss of revenues.

Our systems may be vulnerable to damage or interruption from telecommunications failures, computer denial-of-service attacks, power loss, computer viruses, earthquakes, floods, fires, terrorist attacks and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, and acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster, a decision by any of our third-party hosting providers or telecommunications reseller partners to close a facility we use without adequate notice for financial or other reasons, or other unanticipated problems at our hosting facilities could result in lengthy interruptions in the availability of our products. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in the availability of our products as a result of system failures.

Our customers (particularly those who use our products for business, which is an area where we are seeking to increase our penetration) may use our products for critical transactions and communications. As a result, any system failures could result in damage to our customers’ businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address.

We are subject to proceedings that may prevent us from protecting our Skype brand, which could impair our ability to market our products.

We regard our brand as one of our most valuable assets. The unlicensed use of our brand by third parties could harm our reputation, cause confusion among our users, and severely undermine the value of our brand in the marketplace. In that regard, we have registered and are in the process of applying to register the “Skype” name and other related marks as trademarks and service marks in various jurisdictions. In the European Union and several other countries, some of our applications have received objections from the applicable trademark agency or have been opposed by third parties.

In particular, in the European Union, India and Brazil, our applications in respect of the Skype name are being opposed by BSkyB plc., a British satellite broadcaster, Internet service and telephony service provider, or by one of its affiliates. These oppositions are based on BSkyB’s claimed rights with respect to the mark “SKY.” To date, we have successfully defended these oppositions in Switzerland and Turkey and have received a positive decision in Brazil. However, in the second half of 2010, we received negative first instance decisions from the Trade Marks and Designs Registration Office of the European Union (OHIM) on BSkyB’s opposition proceeding against certain Skype trademark applications, including with respect to the Skype bubble logo, the word “Skype,” the device mark “Skype, The whole world can talk for free” and “Skypephone” marks. We are at various stages of appeal to the OHIM Board of Appeal in respect of these decisions, and intend to further appeal any OHIM decisions, if necessary, to the General Court and the Court of Justice of the European Community. If the oppositions to our applications for trademark registration are ultimately successful, it will be more difficult for us to prevent third parties from using the Skype brand without our permission in some jurisdictions, which may have a material adverse effect on our business. Moreover, a successful opposition to our application in one or more countries might encourage BSkyB or other third parties to make additional oppositions or commence trademark infringement proceedings.

In addition, if BSkyB or other third parties were to pursue litigation to prevent our use of the Skype name or logo, defending against that litigation could be costly and time consuming even if we were ultimately to prevail. If we were not ultimately to prevail in any such litigation, we could be precluded from using the Skype name or logo in one or more jurisdictions without obtaining a license from BSkyB or such other third parties, which license may not be available on commercially reasonable terms or at all, which could be costly and have a material adverse effect on our results of operations and financial condition.

In certain countries, such as China, Russia, Brazil and Indonesia, certain third parties have applied for and in some cases have been granted trademarks that are identical or similar to ours and, in certain instances, like in China, our trademark applications have faced preliminary refusals because there has been a third-party trademark application submitted prior to our application. In most cases, we are requesting a review of these preliminary refusals and are opposing and pursuing cancellation actions against those third-party trademarks and trademark applications. The loss, limitation or refusal of trademark protection for our brand in any jurisdiction could, however, have a material adverse effect on our business.

We are subject to patent and other intellectual property litigation, which is inherently time consuming and costly to manage and resolve, could divert management and financial resources away from our daily business or could require changes in our methods of doing business or our products. We expect that we will increasingly be subject to intellectual property claims as our business expands.

Our business is heavily reliant upon the quality of our products, which in turn are dependent on the underlying software and related technology, including communications technology. By its nature, software and related technology are heavily reliant on intellectual property including patents and trade secrets. Third parties have from time to time claimed, and it is likely that others will claim in the future, that we and/or our distributors or commercial partners have infringed their patents or other intellectual property rights. The application of patent law to the software industry is particularly uncertain because the time it takes for a software-related patent to issue is typically lengthy, which increases the likelihood of pending patent applications claiming inventions whose priority dates may pre-date development of our own proprietary software. We are subject to patent disputes, and expect that we will increasingly be subject to patent infringement claims as our products and distribution model expand in market share, scope and complexity.

Intellectual property claims against us, whether meritorious or not, are time consuming and costly to resolve, could divert management attention and financial resources away from our daily business, could require changes in our methods of doing business or our products, could require us to enter into costly royalty or licensing agreements or to make substantial payments to settle claims or satisfy judgments, and could require us to cease conducting certain operations or offering certain products in certain areas or generally. We do not conduct comprehensive patent searches to determine whether the technologies used in our products infringe upon patents held by others. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. While we believe that our products do not infringe in any material respect upon intellectual property rights of third parties, we cannot be certain that this is the case. In addition, in any potential dispute involving our patents or other intellectual property, our customers and distributors could also become the target of litigation. We have certain contractual obligations to indemnify our customers, distributors and commercial partners for liability that they may incur based on third party claims of intellectual property infringement for the use of our products or technology. For example, we distribute the Skype software client to makers of mobile and computer devices who pre-load the Skype software client with their products. In the event that any customer or distributor were subject to a claim that its use or distribution of our products infringed third party intellectual property rights, we may be responsible for the defense and costs of such claim, which could result in substantial expenses to us or could require us to modify or cease offering certain products in certain areas or generally. In addition, as a result of such claim, any such customer or distributor may decide not to use our products in the future, which could harm our results of operations and financial condition.

In 2009, we incurred a charge of $343.8 million in our results of operations resulting from the settlement that we and eBay reached with Joltid regarding our use of the “Global Index” technology that facilitates communications in the peer-to-peer network of Skype users, which we acquired as part of the Joltid Transaction. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations” and “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

To the extent we are subject to litigation, there is a possibility that we may be adversely affected. If we are required to make substantial payments to settle legal proceedings or to satisfy any damages that might be awarded by a court, or if a court were to enter an injunction against us, any such requirement could have a material adverse effect on our consolidated financial position and results of operations or cash flows.

We may also face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, there can be no assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop for us.

The loss of licenses we currently have for a number of components of our products may require us to transition to proprietary or open source alternatives, where available, which may be lengthy and costly and could result in a degradation of the quality of our products. In addition, our products and services may be covered by patent rights held by third parties, and we may have to pay substantial royalties to secure such patent rights.

We license technology for certain components of our products from third parties we do not control, such as certain codec licenses used for encoding and/or decoding digital data streams and messaging “middleware” licenses (used to pass information between servers). Although we have contracts in place with our third party technology providers, there can be no assurance that the technology we license will continue to be available on commercially reasonable terms, or at all, in the future. While proprietary or open source alternatives may be available in some cases, transitioning to such alternatives may take time and be costly. The loss of existing licenses or the unavailability of such alternative technology could result in a decrease in the quality of our products or loss of the ability to provide our products until equivalent technology or suitable alternatives can be developed, identified, licensed and integrated. For example, we have certain in-bound licenses for video compression codecs and audio compression codecs, on which our products rely. Some of these in-licenses have a fixed term and may or not be renewed by the applicable licensor. If we were required to obtain or develop suitable alternatives, the costs associated with licensing or developing such alternatives could be high and the technical challenge of assuring “backward compatibility” with older versions of our technology may be difficult to overcome and could materially harm our business.

Our products and services rely on certain technical standards, among other things, for interoperability of communication of voice and video, including standards relating to audio and video compression standards, such as H.264 and G.729. These standards may be covered by patent rights held by third parties. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement. While some such patent holders, based on their involvement with the standard setting organizations, may license relevant technology to us under reasonable and non-discriminatory terms, there can be no assurance that all necessary patent rights can be secured under such terms, and we may have to pay substantial royalties, which may include royalties for past activities, to secure such patent rights.

We may not be able to protect or enforce our intellectual property rights adequately for a number of reasons. As a result, we may not be able to prevent misappropriation or deter independent development of similar technologies by others.

We regard the protection of our trademarks, service marks, copyrights, patents, domain names, trade dress, and trade secrets as critical to our success. We seek to protect our intellectual property rights by relying on national, supranational, state and common law rights, as well as a variety of administrative procedures. We also rely on confidentiality agreements and other contractual restrictions to protect our proprietary rights and intellectual property. These contractual arrangements and the other steps we have taken to protect our intellectual property, however, may not prevent misappropriation of our technology or deter independent development of similar technologies by others. For example, we rely on contractual and license agreements with our customers, distributors and users of our application programming interfaces in connection with their use of our products and technology, including “click-wrap” and “shrink-wrap” licenses with our end user customers, which are not negotiated or signed by individual licensees and therefore may be more difficult to enforce or may even be unenforceable in some jurisdictions. We cannot assure you that our contractual restrictions will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach, or that our trade secrets and other proprietary information will not be disclosed or will otherwise be protected.

We continue to pursue the registration of certain of our trademarks, service marks, patents, and domain names in the European Union, the United States and in certain other jurisdictions. Effective trademark, copyright, patent, domain name, trade dress, and trade secret protection may not be available in every country or jurisdiction in which our products may be made available, which may cause our business and operating results to suffer. Where effective protection is available, it may be very expensive to maintain and may require litigation, and even then it may not be successful in preventing the misappropriation of our intellectual property or the development of similar technologies by others.

We aim to protect our trademarks from infringement by third parties. However, we evaluate each case independently and we may decide to take less stringent enforcement action, or in some cases, no action at all, based on the circumstances. This may dilute our trademark rights, and subject them to challenge or invalidation, which could harm our reputation, cause confusion among our users, and undermine the value of our trademarks in the marketplace. In the extreme case, this may result in abandonment of our trademarks in jurisdictions where we have not enforced our trademarks diligently.

Internet search engine keywords purchased and domain names registered by third parties could cause confusion to our users, divert online customers away from our products or harm our reputation.

Competitors and other third parties may purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs and in the header and text of the resulting sponsored link advertisements in order to divert potential customers to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to protect our trademarks and confusingly similar terms from such unauthorized use, competitors and other third parties may continue to drive potential online customers away from our websites to competing websites, which could harm our reputation and cause us to lose revenue.

Third parties have registered domain names that contain the Skype trademark without our consent, and a small proportion of the Skype domain names are registered in the names of our former employees rather than in our name. While we are seeking to have these domain names transferred to us, we may not be successful and to the extent that Skype domain names are not under our control in certain countries, it could hinder our marketing efforts, cause confusion to our users and may harm our reputation in those countries if those domain names are used in ways unrelated to our business or in ways with which we would not agree.

As our patents may expire and not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies.

A number of our patents expire between 2021 to 2026. If we are unable to obtain continuations of such patents upon their expiration, we will lose the benefit of exclusive use of the technology covered by these patents. In addition, we have patent applications pending in various jurisdictions, and we cannot assure you that our pending applications will be granted. Even if patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. The rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Further, the claims under any patents that issue from our applications may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or patents that issue from our applications may also be challenged by our competitors or others on the basis that they are otherwise invalid or unenforceable.

We may be unable to protect, or enforce our intellectual property rights in, our source code adequately.

Protection of our source code is very important to us. We protect our source code as a trade secret and as a copyrighted work. We distribute our products in object code, which is a form of computer software that is executed by computers and does not reveal the structure or logic of the programming performed by humans. Our agreements with our customers prohibit reverse engineering of the object code to get access to the source code. Nevertheless, a third party might try to reverse engineer or otherwise obtain and use our source code without our permission. The steps taken by us to protect our source code may not be adequate to prevent misappropriation. In addition, the laws of some countries in which we sell our product may not protect software and intellectual property rights to the same extent as the laws of the United States. Unauthorized copying, use or reverse engineering of our products could have a material adverse effect on our business, financial condition and results of operations.

We may be required to freely provide source code for our products to the extent that such code is a derivative work of open source code that is included in our Skype software for ancillary capabilities.

Some of our Skype software client includes open source code for ancillary capabilities. While we believe that there is no obligation to make available or redistribute other components of the Skype software as a result of the inclusion of such open source code, in the event that our software includes open source code which does in fact introduce such obligations, we may be required to freely provide source code for our products to the extent that such code is a derivative work of the open source code for others to use, modify and redistribute according to the open source code license. The terms of many open source licenses have not been interpreted by U.S. and other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. If we were found to have violated an open source license, the copyright holder for the corresponding open source software may be able to obtain injunctive relief and/or monetary damages against us. In addition, open source licenses generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Thus, we may have little or no recourse if we become subject to infringement claims relating to the open source software that we might use or if such open source software is defective in any manner.

If our business were deemed to be a regulated telecommunications business in one or more jurisdictions, it would significantly increase our expenses and may require us to change our products and other aspects of our business in potentially detrimental ways.

We operate as a software company and not as a regulated telecommunications company. We are subject to the risk that, due to changes in communications, e-commerce and other similar laws and regulations or in the application, interpretation or enforcement of both existing and future communications, e-commerce and other similar laws and regulations, we may be required to comply with these laws and regulations in one or more jurisdictions. In addition, we are continually seeking ways to improve our products and offer them across multiple communication platforms, which may involve from time to time upgrades or changes in the technological infrastructure on which our products are based and which could result in subjecting our activities to greater regulation in multiple jurisdictions. For example, the rolling out of our Skype Enterprise suite of products in the United States may subject us to a greater risk of regulatory oversight in this country. If we are required to comply with communications, e-commerce and other similar laws and regulations, we would need to meet a number of obligations, which could vary from jurisdiction to jurisdiction, including new or enhanced compliance in the following areas:

•	licensing and notification requirements;

•	emergency calling requirements, including enhanced emergency calling through multi-line telephone systems;

•	universal service fund contribution requirements;

•	lawful interception or wiretapping requirements;

•	privacy and data retention and disclosure requirements;

•	limitations on our ability to use encryption technology;

•	disability access requirements;

•	consumer protection requirements and local dispute resolution requirements;

•	requirements related to customer support;

•	quality of service requirements;

•	provision of numbering directories;

•	numbering rules, including portability requirements;

•	directory and operator services; and

•	access and interconnection obligations.

If we are required to comply with communications, e-commerce and other similar laws and regulations in one or more jurisdictions, it could have the following effects, among others:

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the cost and general impact of compliance would be substantial, may require significant investments and organizational changes and may erode or eliminate our pricing advantage over competing forms of communication and, potentially, our ability to compete effectively;

•	the cost of compliance may adversely affect our operating margins or profitability or result in net losses;

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compliance may require us to make certain fundamental and potentially detrimental changes to the products we offer and the way we conduct business in certain states, countries or other regions, including withdrawing products and withdrawing from markets;

•	compliance may be technically difficult or impossible;

•	we may need to change our distribution, marketing and sales activities;

•	we may need to terminate or restructure partnerships and other commercial agreements;

•	we may need to establish a local presence in any given jurisdiction, sell our products through a local entity and be required to pay new or increased taxes in that jurisdiction;

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we may become subject to additional local laws and regulations by virtue of being subject to communication and other similar laws and regulations, and compliance with those additional laws and regulations may be costly and adversely affect our business; and

•	we would need to increase our headcount.

The regulation of Internet communications products is currently uncertain, which poses risks for our business from changes in laws, regulations, interpretation or enforcement of existing laws or regulations.

The current regulatory environment for Internet communications products is uncertain. Many laws and regulations were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the specific issues associated with the Internet and related technologies. Laws that do reference the Internet are being interpreted by the courts and regulatory agencies, but their applicability and scope remain largely uncertain and are subject to statutory or interpretive change. We cannot be certain that we, our partners or our users are currently in compliance with regulatory or other legal requirements in the numerous countries in which Skype is used. Our failure, or the failure of those with whom we transact business or to whom we license our software, to comply with existing or future regulatory or other legal requirements may subject us to a variety of penalties and force us to alter our products, operations, organization and infrastructure. Regulators disagree or may disagree with our interpretations of existing laws or regulations or the applicability of such laws or regulations to our business, or they may alter their view of the products we provide, due to a change in laws, regulations or interpretation of existing laws or regulations or otherwise. Due to the uncertainty of the regulatory status of Internet communications products in many jurisdictions worldwide, we frequently must respond to inquiries and requests from regulators about our regulatory status, which may require us to mobilize internal resources and be time-consuming and costly.

For example, authorities in Sweden ruled in 2009 and confirmed in 2010 that we were a provider of electronic communications services in Sweden and, therefore, subject to a local notification obligation. While we disagree with the ruling of the Swedish authorities, we have made a number of changes as to how we offer our products to Swedish users in response to the Swedish ruling. In addition, the telecommunications regulatory authority in Austria formally ruled in 2007, and again in 2008, that provision of the SkypeOut product should be suspended in Austria until we register as an electronic communications services provider and comply with local electronic communications regulations. We do not agree with the ruling of the Austrian authorities. We have not changed how SkypeOut is offered in response to this ruling and do not believe that any attempt has been made to enforce this ruling.

There can be no assurance of the views of regulators on the applicability of legal and regulatory requirements to our products in the future or of the views of regulators of any actions we have taken or may take in the future in any jurisdiction. If we are ultimately required to comply with these requirements, we may need to make changes to our products, processes, organization and infrastructure, which could be costly and difficult.

Because our products are used worldwide, we may be deemed to be subject to regulations in multiple jurisdictions, which would be complicated and costly and may require us to change our business practices or organization or limit the products we offer.

We are incorporated in Luxembourg and generally operate under Luxembourg law. For the purposes of Skype Enterprise sales to U.S.-based enterprise customers, we have also recently started to offer our products through Skype Inc., a Delaware corporation. However, because our products are used worldwide, and facilitate communications among users worldwide, one or more jurisdictions (including the state jurisdictions in the United States) may claim that we or our users are required to comply with their laws based on the location of our various offices, staff, commercial partners, commercial operations, equipment or one or more of our users. Compliance with telecommunications, data retention, privacy, consumer protection and other applicable laws and regulations in multiple jurisdictions and states may be complicated or costly or may require us to change our business practices or organization or limit the products we offer, and the imposition of any laws and regulations on our users may harm our business. In addition, we may be subject to overlapping legal or regulatory regimes that impose conflicting requirements on us. As our business grows and evolves and our products are used in a greater number of countries, and as the group of countries in which we employ staff grows, more jurisdictions and states are likely to claim that we are subject to their telecommunications, data retention, privacy, consumer protection, financial and other applicable laws and regulations. Any failure to comply with local laws and regulations could subject us to penalties ranging from criminal prosecution to significant fines to bans on our products.

As a precautionary response to the regulatory framework in certain countries, we have limited the manner in which we market and sell our paid products. In the future, we may decide to alter our business model or the products we offer in ways that would make our activities more likely to be subject to telecommunications, consumer protection and other local laws and regulations.

As a precautionary response to the regulatory framework in certain countries, we have limited localized and offline marketing and sales activities for our paid products, such as bill boards or television advertisements. These limits on our marketing and sales activities may make it more difficult to attract or retain users or to maintain our brand, which may harm our business prospects. In the future, we may decide to change our business model or offer products and services in ways that would make our activities more likely to be subject to telecommunications, data retention, privacy, consumer protection and other local laws and regulations in multiple jurisdictions and the additional associated costs of compliance and the risks of non-compliance. We may choose to do this in one or more selected jurisdictions or generally. The benefits obtained from increased sales and marketing may be outweighed by the costs associated with regulatory compliance discussed in “—If our business were deemed to be a regulated telecommunications business in one or more jurisdictions, it would significantly increase our expenses and may require us to change our products and other aspects of our business in potentially detrimental ways.”

If our local partners do not comply with local law and other applicable laws and regulations, we may face additional regulation, liabilities or penalties or other governmental action, and our brand and reputation may be harmed.

In certain countries, such as Brazil, China, South Korea and Taiwan, we rely on our local partner for regulatory compliance, including compliance with local telecommunications laws and other applicable laws and regulations. For example, our local partner in South Korea (which is a subsidiary of eBay) and our local partner in Taiwan hold the governmental license necessary for them to offer our paid products in that country. To address the Chinese market, we have a 49% interest in an entity, Tel-Online Limited, and our majority partner, Tom Online, in practice handles relationships with local regulatory and law enforcement authorities. If our local partners do not ensure that their operations and our products comply with local law and other applicable laws and regulations, we may face additional regulation, liability or penalties or other governmental action for failure to comply with these laws and regulations, and our brand and reputation may be harmed as a result of negative publicity resulting from any such failure. Our reliance on our local partners to comply with local laws and other applicable laws and regulations could cause also us harm, reputational or otherwise. See “—User concerns about our use and protection of personal data and the privacy of their communications and data protection breaches could harm our brand, reduce demand for our products and expose us to government proceedings and actions. Failure or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us. ”

We develop and provide new products and features that may be deemed to be subject to telecommunications and other laws and regulations in various jurisdictions.

We are developing and have developed new products and features, such as Skype Connect and Skype Manager, that involve from time to time upgrades or changes in the technological infrastructure on which they are based and in the way they operate and are offered, which could be deemed to be subject to telecommunications and other laws and regulations in different jurisdictions. If such new products and features were deemed to be subject to, and we were required to comply with, telecommunications, data retention, privacy, consumer protection and other local laws and regulations in one or more jurisdictions, we would need to meet a number of obligations, which could vary from jurisdiction to jurisdiction. See “—If our business were deemed to be a regulated telecommunications business in one or more jurisdictions, it could significantly increase our expenses and may require us to change our products and other aspects of our business in potentially detrimental ways.”

Established businesses and their trade associations may employ their resources in an effort to shape legal and regulatory regimes in ways intended to reduce the competitiveness of our business.

Some third parties, including our competitors, have raised, and may raise in the future, concerns with policymakers and regulators in various parts of the world about the application of local laws and regulations to our business. We believe that some of these established businesses (which may include incumbent telecommunications companies) and their trade association groups employ significant resources in their efforts to shape legal and regulatory regimes and may employ these resources to change legal and regulatory regimes in ways intended to reduce the competitiveness of our business. Most incumbent telecommunications companies, landline and wireless, have substantial budgets devoted to lobbying and governmental relations and long-standing relationships with regulators and legislators that we, as a newer entrant in the Internet communications market, do not have. Some of these incumbent businesses have raised concerns relating to allowing consumers open access to the Internet, the lack of regulatory controls and obligations placed on Internet communications products, and the cost advantage this brings to providers of such products. Continuing actions by these competitors or trade groups may result in additional jurisdictions requiring us to comply with the local telecommunications and other laws and regulations.

We may be required to comply with emergency calling regulations in certain jurisdictions. Compliance with emergency calling regulations may be costly and technically difficult.

In many jurisdictions, traditional and replacement telephony service providers and some other forms of communications service providers are required to provide customers with emergency calling services (such as dialing 911 in the United States or 112 in the European Union) that route calls directly to an emergency services dispatcher in the caller’s area. In some jurisdictions, for example, the United States, these emergency calling services obligations also include a requirement that the telecommunications provider provide the location of the person making the emergency call. Our products generally do not offer emergency calling services.

At the end of 2009, for example, the European Parliament adopted amendments to the E.U. telecommunications regulatory framework that will require changes to be made to communications laws of the 27 E.U. Member States by May 2011. Under the E.U. directive, home country legislation must provide that any electronic communications service designed for originating calls must provide “reliable and accurate” access to emergency services through emergency numbers. Although it is currently uncertain how each Member State will implement these amendments, whether some Member States may not have completed their amendment process by May 2011 resulting in delayed implementation and whether these amendments will apply to our operations, we may be required to comply as and when implementing legislation is introduced in the E.U. Member States. We have voluntarily begun to provide a basic level of emergency calling functionality without location information in the United Kingdom and Australia. In 2011, we intend to implement a similar voluntary basic level of emergency calling functionality in certain Nordic countries, the Netherlands and Ireland and we may voluntarily offer certain emergency calling services in other jurisdictions in the future.

Unlike landline phones, where the telephone is located at a fixed address, or mobile phones, which can be located using triangulation of cell towers or GPS technology in the handset, we are unable to determine the exact location of a caller who uses our products to make a call over the Internet. Our customers have the ability to use our products nomadically, meaning that they can log in and use our products from virtually any Internet connection worldwide. They can also log in on up to five devices simultaneously at a variety of locations. Although we have the limited ability to identify the registered user using our products to make a call (based on information voluntarily provided to us when the user first registered with us), we cannot determine the actual location from which a call is originated. Additionally, due to the inherent nature of transmission via the Internet, we are unable to guarantee completion of any call, including a call to emergency services. Regulators and other authorities are evaluating whether and how software products such as Skype might supply location data to first responders and interoperate with a next-generation emergency calling network. The E.U. telecommunications framework amendments also include a provision that, once internationally recognized standards ensuring accurate and reliable routing and connection to the emergency services are in place, “network-independent” providers, such as Skype, should also fulfill the obligations related to caller location information at a level comparable to that required of other providers. To date, in places where we have enabled and will enable this functionality, we are still unable to identify reliably the geographic location of the user beyond the country level or to provide detailed caller information, and the user location information is not being provided to our carrier partners or emergency call centers in connection with the call.

If we were required to comply fully with all emergency calling service requirements, which vary from jurisdiction to jurisdiction, it would be costly and technically and administratively difficult or impossible. Compliance with these regulations may require us to alter or limit our products in certain jurisdictions or otherwise change the way we do business in those jurisdictions.

If we were required to contribute directly to universal service funds, the cost of providing our products would increase, and if we were to seek to recover the increased cost from our customers, the cost advantage of using our products would be reduced.

Certain countries, including the United States, France, Spain, Canada, Australia, India, Japan, Hong Kong, South Korea and Taiwan, as well as several states within the United States, have adopted laws that allow regulatory authorities to require telecommunications providers to contribute to a universal service fund, or USF, that is imposed by law and applied through regulation to facilitate access to telecommunications services by all potential users. For example, in the United States, the U.S. Federal Communications Commission (the “FCC”) requires certain telecommunications carriers or interconnected VoIP providers to contribute a percentage of their interstate revenues to the federal universal service fund. The percentage is adjusted periodically and was 15.5% of interstate revenue as of January 1, 2011. Currently, we rely on our carrier partners, which are telecommunications providers, to make any federal universal service fund payment applicable to our paid products. From time to time we have received, and may continue to receive, inquiries from regulators relating to the applicability of the universal service fund to our paid products. We respond to these inquiries in the ordinary course, stating that direct universal service payment requirements are not applicable to our products. In the United States, for example, the federal universal service fund only applies to telecommunications services and interconnected VoIP services, a category of services we believe would not include our paid products. If we were required to contribute directly to any universal service funds, including due to a change in laws or regulations or a change in interpretation of current laws or regulations, the cost of providing our products would increase. If we became subject to any such laws or regulations, we might seek to collect universal service fund contributions from our customers or alternatively recover increased costs through rates we charge for calls; however, that would increase the cost of our products to our customers and could reduce demand for our products. In addition, if we were required to make universal service fund contributions based upon a change in interpretation of a current regulation, the requirements for the contribution might be imposed on us retroactively, in which case we would be unable to recover costs relating to past calls from our customers. Retroactive application of these laws could also require us to make significant payments, which could harm our results of operations or financial condition.

Compliance with requests from law enforcement agencies and compliance with data disclosure and lawful interception laws is costly and difficult and might subject us to conflicting obligations and result in improper interpretation and application of complex laws.

Communications companies are subject to various regulations that require them to assist law enforcement and intelligence agencies with access to personal and traffic data and lawful interception of certain of their services and products. The scope of applicability and level of sophistication of such regulations vary greatly from country to country. We have been and may in the future be asked to disclose historic personal and traffic data to various law enforcement agencies. In addition, various authorities could consider that we are subject to lawful interception laws, and we have been contacted from time to time by a number of authorities in relation to our ability to intercept, trace or identify our users’ communications. Furthermore, we monitor regulatory developments in countries such as India, where regulators have expressed a desire for greater access to highly encrypted internet communication data like that used in some of our products. To the extent that our products and operations are or were found to be or would become subject to lawful interception laws in any jurisdiction, we would need to adapt our systems and processes to comply with a variety of requirements on a jurisdiction-by-jurisdiction basis, which can be very costly and technically difficult. Furthermore, such requests by law enforcement and other authorities can make us subject to potentially conflicting obligations across jurisdictions. In addition, determining whether compliance is legally appropriate in any particular case could require us to exercise judgment and result in improper interpretation and application of complex laws. Compliance with data disclosure and legal interception orders may also conflict with certain local laws, including laws governing privacy.

As data retention laws vary from jurisdiction to jurisdiction and may overlap, compliance may be difficult and costly from a legal, operational and technical perspective.

Many countries, such as the E.U. Member States via the 2006 E.U. Data Retention Directive, are introducing, or have already introduced, into local law some form of traffic and user data retention requirements, which are generally applicable to providers of electronic communications services. Retention periods and data types vary from country to country, and the various local data protection and other authorities may determine their jurisdiction with respect to certain data in different and potentially overlapping manners. We may be subject to data retention obligations in one or more jurisdictions, and we could become further subject to these obligations through changes to our product offerings or as result of modifications to our products or changes to the technological infrastructure on which our products are based or otherwise. Compliance with those laws can be difficult and costly to our activities from a legal, operational and technical perspective.

Telecommunications numbering rules could require us to change the manner in which we use or contract for numbers, or require that we suspend, withdraw or otherwise limit number-based products, potentially resulting in customer claims and loss of customers, regulatory disputes and limitations on future local operations.

In the jurisdictions where we enable the provision of numbers for our SkypeIn or Skype To Go products, changes in the numbering rules or changes in their interpretation or enforcement could require us to change the manner in which we use or contract for numbers, or require that we authorize transfers (or provide portability), suspend, withdraw or otherwise limit number-based products in affected markets. Any of these developments could potentially result in customer claims and loss of customers, regulatory disputes and limitations on future local operations, including limitations on the usage of numbers and access to carrier partners, negatively impacting the Skype brand, products, carrier and other partnerships, operations and regulatory positioning in the relevant jurisdictions. See “Business—Regulation.”

If we are required to obtain, maintain or update import, export and distribution authorizations and licenses for highly encrypted technologies and fail to comply with such requirements, the availability and use of our products and our partners’ products may be negatively affected.

In some countries, the export, import and distribution (online and offline) of highly encrypted technologies, such as our software application, are subject to licenses, authorizations or permissions by relevant local authorities. In 2005, the Luxembourg competent authority (the “Office des licences”) confirmed that the Skype software benefits from an exemption from export authorization. In 2006, we obtained an authorization from the U.S. Department of Commerce for the export of Skype software. If we are not able to obtain, maintain or update import, export and distribution authorizations and licenses in countries that require them, it may negatively impact the distribution, availability and use of our products and our partners’ products in such countries and subject us to penalties ranging from criminal prosecution to fines or bans on the distribution of our products.

Compliance with disabilities access regulations could be technically difficult and could impose significant additional costs on our operations.

In some jurisdictions, telecommunications services, website and software providers are subject to various rules to ensure that their sites and products are sufficiently accessible to people with disabilities, such as visual impairment. These rules are designed generally to ensure that people with disabilities can access the features of websites or software in a functionally equivalent manner as compared to people without disabilities. For example, in October 2010, the 21st Century Communications and Video Accessibility Act was signed into law in the United States, which outlines several steps to ensure that persons with vision and hearing disabilities have full access to a range of communications mediums. Although we believe the law will apply to certain Skype products and the FCC has moved to implement the law, the implementation process is at an early stage, and there is considerable uncertainty about how the law will ultimately impact our products and business more generally. Similarly, the European Commission is becoming more active in this area, and requirements for functional equivalence were adopted in the review of the E.U. electronic communications regulatory framework agreed at the end of 2009. These requirements may impact the way we develop, and the usability of, our software. Depending on how the requirements are adopted, requirements to implement disabilities access requirements on part or all of our website and one or more of our products could be technically difficult to comply with and could impose significant additional costs on our operations.

If our online credits were regulated as a currency or if we were regulated as an electronic money lending institution or similar entity, we would face additional compliance costs.

Our customers purchase online prepaid credits to buy and use our paid products, which we refer to as Skype Credit. If existing laws and regulations that apply to currencies, currency issuing activities or electronic money (e-money) were interpreted by regulators to apply to Skype Credit or us, or if new laws or regulations were adopted that would cause Skype Credit to be regulated as a currency, e-money or financial service generally or if we were regulated as an electronic money lending institution, we could be required to comply with those laws and regulations and any such compliance may be costly. For example, if Skype Credit were regulated as a currency or as e-money or if we were regulated as an electronic money lending institution or credit issuer, we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other prudential requirements; we may be subject to additional oversight of our business; and we may be required to comply with conduct of business rules, including disclosure requirements and anti-money laundering and know-your-customer rules, all of which could significantly increase our operating costs.

For example, in 2009, the Japanese Financial Services Act was amended establishing new conditions requiring companies that offer pre-paid credit to register as an issuer of credit and post a bond, for example by establishing a trust fund, amounting to a minimum of 50% of the total of the value of the outstanding amount of credit. While we believe that we do not conduct operations in Japan, if we were ultimately required to comply with the new provisions of the Japanese Financial Services Act, compliance could be costly and difficult.

Certain countries are reported to have prohibited or blocked the use of our products; however, consumers in those countries may continue to use our products, which may cause these countries to impose penalties on us or take other governmental action against us.

Certain countries have made the use of one or more of our products illegal or are reported to have prohibited or blocked access to our website. For example, the United Arab Emirates is reported to have banned the use of our products and the accessibility of our website in its territory. In January 2011, however, the U.A.E. regulator is reported as having revised its position and shifted the burden for allowing, or not allowing, the use of Skype to the country’s two incumbent operators. In addition, in March 2010, the Egyptian National Telecommunication Regulatory Authority (“NTRA”) announced that it was banning Skype when accessed on mobile devices, citing an Egyptian law that international calls must pass through an international long distance gateway controlled by a license holding Egyptian company. However, we believe, following clarification from the Communications Ministry, that Skype products are authorized to be accessed through fixed broadband and fixed and mobile WiFi Internet connections in Egypt. More recently, in connection with recent political developments in Egypt, the use of Skype products in Egypt was disrupted when access to the Internet was suspended temporarily by the Egyptian government. If governments in other countries similarly respond to civil unrest or political instability by suspending the use of the Internet in their countries for extended periods of time, our business in those countries and our results of operations may be adversely affected.

Even where our products are reportedly illegal or become illegal and access to our website is impaired, users in those countries who continue to have access to our software may be able to continue to use our products in those countries notwithstanding the illegality of doing so. We may be subject to penalties or governmental action if consumers continue to use our products in countries where it is illegal to do so, and any such penalties or governmental action may be costly and may harm our business.

Because we are not a regulated telecommunications provider, we do not benefit from certain liability exemptions regarding emergency calling services from which regulated providers may benefit, which may expose us to significant liability in jurisdictions where we offer limited emergency calling services.

In a number of jurisdictions, “interconnected VoIP” companies are exempt from liability for failure of emergency calling services. In the United Kingdom and Australia, we voluntarily offer certain limited emergency calling services and intend to voluntarily offer certain emergency calling services in other selected jurisdictions in the future. In jurisdictions where we offer emergency calling services, we may be responsible for potential limitations and failures in the provisions of such services, and we may not have the benefit of any exemptions from liability that may be provided to regulated telecommunications providers. The unavailability of this exemption may expose us to liability from customers who suffer personal injury or other damages as a result of using our emergency calling services. Any such liability could be significant.

Our business depends on our users having continued and unimpeded access to the Internet. Companies providing access to the Internet may be able to block or degrade our calls, or block access to our website or charge us or our users additional fees for our products.

Most of our users rely on open, unrestricted access to the Internet to use our products. In many cases that access is provided by companies that compete with at least some of our products, including incumbent landline telephone companies, cable television system operators, mobile wireless communications companies, and large Internet service providers. Some of these providers in the United States, Canada, the European Union and other jurisdictions have stated that they may take measures that could block, degrade or otherwise disrupt our calls, or increase the cost of customers’ use of our products by restricting or prohibiting the use of their lines or access points to the Internet for our products, by filtering, blocking, delaying, or degrading the packets of data used to transmit our communications, and by charging increased fees to our users for access to our products. For example, in June 2010 AT&T in the United States and certain carriers in the United Kingdom introduced tiered priced data plans for the iPhone setting monthly data usage limits, with iPhone users incurring overcharges above those quotas. In South Korea, SK Telecom and Korea Telecom have introduced data plans limiting the amount of VoIP usage within any particular plan. These plans may diminish the attractiveness of our products on the iPhone and similar high-end mobile devices as users increase their data use and find their usage restricted by their plans. In addition, Internet access providers may limit the ability of our existing or prospective users to gain access to our website to download our software or purchase Skype Credit.

Some Internet access providers have additionally, or alternatively, contractually restricted their customers’ access to Internet communications products (which would include Skype) through their terms of service. For example, France Telecom, SFR and Bouygues in France and Telenor and Telia in Sweden restrict access to VoIP services to only their most expensive mobile calling plans. Among others, T-Mobile in Germany and Vodafone in Italy, Germany and the United Kingdom have established special additional tariffs for VoIP. Customers of these and other Internet access providers may not be aware that technical disruptions or additional tariffs are the act of other parties, which could harm our brand. Even if customers understand that we are not the source of such disruptions, they may be less likely to use our products as a result.

Our products may also be blocked or degraded by firewalls or other measures implemented to protect private networks maintained by enterprises, governmental bodies or others, and certain of these entities may take steps to prevent their employees and other users of their networks from using Skype products. Interference with our products or higher charges for access to our products, whether paid by us or by our customers, could cause us to lose existing customers, impair our ability to attract new customers, and harm our revenues and growth.

In the United States, the European Union and other jurisdictions, regulatory authorities are in the process of examining the adoption of “network neutrality” policies, which aim to treat all Internet traffic equally, and developing or considering laws and regulations to codify acceptable behaviors on the part of network operators and access providers when providing consumers and businesses with access to the Internet. In December 2010, the FCC approved rules promoting “network neutrality”; however, the rules are subject to legal challenges in the United States courts and may not be enforced by the FCC or be overturned by the federal legislature. Different regulatory authorities have different approaches to this policy area both from a substantive and procedural perspective. Any failure on the part of regulatory authorities to protect the accessibility of the Internet to all, or any particular category of, Internet subscribers, or their failure to protect the delivery on a non-discriminatory basis of user communications over the Internet, regardless of type or service, could harm our results of operations and prospects.

Our future performance depends on key personnel, and we may not be successful in attracting and retaining senior management and highly skilled engineering, technical, managerial, marketing and customer support personnel to meet our managerial and technical needs in an intensely competitive environment.

Our future performance depends substantially on the continued services of our senior management and other key personnel, including our engineers, and our ability to retain and motivate them. We do not have long-term employment agreements with any of our key personnel and we do not maintain any “key person” life insurance policies. The loss of the services of any of our executive officers or other key employees could harm our business, as could the loss of certain groups of engineers. Our business depends on attracting and retaining key personnel. Our future success also will depend on our ability to attract, train, retain and motivate highly skilled engineering, technical, managerial, marketing and customer support personnel. Competition for this personnel is intense, and we may be unable to successfully attract, integrate, or retain sufficiently qualified personnel. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the equity awards they would receive in connection with their employment. If our employees have substantial in-the-money, vested options or other equity awards it may be difficult to motivate and retain those employees. Conversely, if options granted to our employees have exercise prices that are substantially “under water,” meaning that the option exercise price is substantially above our then-current ordinary share price or ADS price, it may be difficult to motivate and retain those employees. Likewise, if the market price of our ordinary shares or ADSs does not increase or declines, it may limit our ability to attract new employees with equity incentives.

Our senior management has limited experience working together as a group and may not be able to manage our business effectively.

Many of the members of our senior management, including our Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, Chief Legal and Regulatory Officer, and Chief Development and Operating Officer, have been hired since March 2010. In particular, our Chief Financial Officer and our Chief Development and Operating Officer were appointed in March 2011. As a result, our senior management has limited experience working together as a group. This lack of shared experience could harm our senior management’s ability to quickly and efficiently respond to problems and effectively manage our business. If our senior management is not able to effectively work together as a group, our results of operations may suffer and our business may be harmed.

Rapidly evolving technologies could cause demand for our products to decline or could cause our products to become obsolete.

Current or future competitors may develop technological or product innovations that address Internet communications in a manner that is, or is perceived to be, equivalent or superior to our products. In the technology market in particular, innovative products have been introduced which have the effect of revolutionizing a product category and rendering many existing products obsolete. If competitors introduce new products or services that compete with or surpass the quality or the price/performance of our products, we may be unable to attract and retain users or to maintain or increase revenues from our users. We may not anticipate such developments and may be unable to adequately compete with these potential solutions. As a result of these or similar potential developments, in the future it is possible that competitive dynamics in our market may require us to reduce prices for our paid products, which could harm our net revenues, gross margin and operating results or cause us to incur losses.

Errors in our products may cause us to lose users, damage our reputation and brand name and materially and adversely affect our operations.

Our software, products and website could contain undetected errors or “bugs” that could adversely affect their performance. We regularly update and enhance our software and website and introduce new versions of our software, which often results in errors. The prevalence of software bugs is typically higher in the context of releases of new generations of software than in the releases of more modest version upgrades. The occurrence of errors in our software, products or website may cause us to lose users, damage our reputation and brand name, and materially and adversely affect our business. In addition, as our users increase their use of our paid products, they may have higher expectations for these products than for free products. Also, as we increasingly introduce products particularly targeted at business users, we may find that business users have more demanding expectations than individual users, and even minor errors in our software could deter business users.

Disruptions and other failures in Internet infrastructure could cause current or potential users to believe that our systems are unreliable, lead them to switch to our competitors or to avoid our products, and could permanently harm our reputation and brands.

Unlike traditional communications products, our users rely on the Internet to communicate via Skype. Increasing numbers of users and increasing bandwidth requirements may harm the performance of the Internet. In addition, if Internet service providers and other third parties providing Internet services have outages or deteriorations in their quality of service, our customers will not have access to our products or may experience a decrease in the quality of our products. Furthermore, as the rate of adoption of new technology increases, the networks on which our products rely in certain countries, in particular with respect to our mobile video-based products, may not be able to sufficiently adapt to the increased demand for their products and services. Frequent or persistent interruptions could cause current or potential users to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our products, and could permanently harm our reputation and brands.

We may be subject to allegations of civil or criminal liability for unlawful activities carried out by users through the use of our products, which may be costly and damage our reputation.

We may be unable to prevent our users from using our products in an unlawful manner, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by users through the use of our products. We may be obligated to expend resources to attempt to prevent illegal activities. In a number of circumstances, third parties have alleged that our products facilitate and enable certain violations of certain laws, such as anti-spamming (i.e., the sending of spam through instant messages), promulgation of unlawful or illegal content and other criminal and terrorist activities. Our products may be used for criminal or terrorist purposes, and any high-profile criminal or terrorist action organized through the use of our products could result in adverse media attention that could damage our reputation or cause governments to obligate us to enable communications via our products to be intercepted and decrypted, which would be costly and technically difficult. In addition, users may register with a Skype Name that a third party believes infringe its intellectual property rights (e.g., cybersquatting). If any of these third parties were to seek to hold us responsible for any alleged direct, contributory or indirect intellectual property infringements, defending against such claims could be costly and time consuming. Any costs incurred as a result of potential liability relating to unlawful activities conducted through the use of our products could harm our business. In addition, negative publicity relating to such unlawful activities could damage our reputation, diminish the value of our brand and make users less likely to use our products.

We have experienced and may in the future experience further security breaches, which may result in fraud, disrupt our operations, damage our users’ computers, discourage use of our website or otherwise damage our reputation and operations.

To succeed, providers of online products must provide secure transmission of confidential information over public networks. Our security measures may not detect or prevent security breaches that could harm our business. Currently, a significant number of our users authorize us to bill their credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication designed to secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect transaction data. In addition, any party who is able to illicitly obtain a user’s password could access the user’s Skype account, including any personal data contained in the account, and misappropriate payment data to make payments and funding calls. An increasing number of websites have reported breaches of their security. Any compromise of our security could harm our reputation and, therefore, our business, and could result in a violation of applicable privacy and other laws. In addition, a party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our operations, damage our users’ computers, or otherwise damage our reputation and business.

Our users, as well as those of other Internet companies, have been and will continue to be targeted by parties using fraudulent “spoof” and “phishing” emails to misappropriate passwords, credit card numbers, or other personal information or to introduce viruses through “trojan horse” programs to our users’ computers. These emails appear to be legitimate e-mails sent by us, but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information via email or download a program. In addition, “spam” e-mails, unwanted and unsolicited communications from one user to another, have been sent abusively via our network, recently from a group of individuals acting in concert. Spam e-mails are generally phishing emails or seek to sell products or services. Spoof, phishing and spam may damage our brand, discourage use of our website, and increase our costs.

Certain third parties have established websites to attempt to fraudulently charge consumers for our free software. While we are attempting to prevent the operation of these fraudulent websites, we may not be successful. These fraudulent websites may damage our brand and may increase our expenses as we monitor and take steps with respect to these sites as appropriate.

Our or third party servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, and we have experienced “denial-of-service” type attacks on our system that have attempted to make all or portions of our websites unavailable for periods of time. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches, including any breach by us or by parties with which we have commercial relationships that result in the unauthorized release of our users’ personal information, could damage our reputation and expose us to a risk of loss or litigation and possible liability. Insurance policies covering our business, when they are available, may not adequately reimburse us for losses caused by security breaches.

For example, in mid-2010, an individual was able to reverse engineer parts of our protocol, emulate our Skype software client on the peer-to-peer network of our users and perform such functions as log-on, search, instant messaging or sending contact requests. We believe that the privacy of our users’ communications, which are encrypted, has not been compromised, and that the components of our Skype software client relating to voice or video calls have not been reverse engineered. However, we have observed that this reverse engineering activity has been used to send spam via instant messaging on the peer-to-peer network of our users. In addition, we are aware that the results of this reverse engineering have been leaked, both inadvertently and deliberately, increasing the likelihood that others will attempt to interact with the network of our users emulating legitimate clients, including for malicious purposes such as spamming.

The peer-to-peer architecture of our software may create, or may be perceived as creating, additional security risks and system constraints, which may discourage use of our products.

Due to the peer-to-peer architecture of our software, our software utilizes small amounts of the processor and Internet bandwidth of users’ computers (or other applicable devices), making them “relay nodes” or “super-nodes” in the peer-to-peer network. Super-nodes allow users’ computing and mobile devices to find other connected users. Relay nodes relay communications between other Skype users when direct, peer-to-peer communication is not possible. In most cases, users must allow their computing devices’ resources to be used in order to use our software. Users may discontinue using our products based on concerns about a portion of the resources of their computing power and their Internet bandwidth being used by our products or privacy or security concerns relating to being connected to other users through the peer-to-peer community. Managers of some large networks in businesses and large institutions may refuse to allow the use of our products due to concerns over security or bandwidth usage or for other reasons. The perception that our software is unsafe could hamper its adoption, and any actual security breach could damage our reputation and expose us to a risk of loss or litigation and possible liability.

Failure to deal effectively with fraudulent transactions would increase our loss rate and could increase our expenses, make us liable to credit card issuing banks or result in the loss of our ability to accept certain credit cards.

We must remit payments to credit card companies for transactions due to fraud or other reasons, a process to which we refer as “chargeback.” In that regard, we estimate that for the pro forma year ended December 31, 2009 and the year ended December 31, 2010, our losses resulting from chargebacks were $5.8 million and $3.3 million, respectively. Identity thieves and those committing fraud using stolen credit card or bank account numbers can potentially steal large amounts of money using our products. We have become aware of certain fraudulent activities involving the creation of a significant number of spurious user accounts. These criminals create new accounts, purchase Skype’s prepaid calling credit, or Skype Credit, for each new account using a stolen credit card number or bank account information, and then establish their own 900 numbers to charge amounts from these stolen credit cards or sell the Skype Credits to other users who use them to make SkypeOut calls. We pay a fee for SkypeOut calls to enable these calls to be made to a landline or mobile phone, which we refer to as a “termination fee.” Termination fees are usually charged based on the duration of the call. When fraudulent Skype Credits are used to make SkypeOut calls, we are required to pay these termination fees while credit card holders may dispute payments made to us and cause credit card companies to require us to return these payments, which adversely affects our results of operations. Credit card companies also charge us a processing fee for all chargebacks, which adversely affects our results of operations. In addition, it often takes several payment cycles for credit card companies to detect fraudulent activity, which can further increase chargebacks and related processing fees.

Our subscription plans may also be the subject of fraudulent activity. While the subscription plans that we offer are subject to fair use policies that require that the plan be used only by the individual user, we are aware that users have violated these policies by allowing multiple people to use the same plan. Because our software allows users to log on to up to five devices simultaneously, it is difficult for us to detect and prevent this type of fraudulent activity.

Fraudulent schemes are constantly evolving which makes it difficult for us to detect and prevent them. We expect that technically knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems using increasingly sophisticated methods. Measures we take to deter or prevent fraud (such as limiting the use of Skype products to call 900 numbers or limiting the amount of Skype Credit that a user can purchase to a small amount, like $10) may reduce the convenience or simplicity of our products or make it more difficult to purchase and use Skype Credit, which may make our products less attractive to customers.

In addition to the direct costs of losses from credit card chargebacks, if these chargebacks become excessive, we would face higher credit card processing fees and could potentially lose the right to accept credit cards for payment. Under credit card rules and our contracts with our card processors, if there is a breach of credit card information that we store or if we fail to maintain compliance with the Payment Card Industry data security standard, even if there is no actual compromise of customer information, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses and could lose the right to accept credit cards for payment.

When we involve local partners for local activities, we and/or our partners may be required to comply with local registration, license and other requirements. As a result of these requirements, we might have to suspend or withdraw our products or could be subject to penalties in certain jurisdictions. In addition, we are subject to risks of doing business worldwide.

Our products are available in almost every country where the public Internet is accessible. In certain cases, our partners localize our products to take account of local language, culture, standards, and policies. In addition, we may choose to partner with a third party in certain countries, which could result in an increase in distribution expenses payable or sharing of revenue with these partners. In certain countries, we or our local partner may be required to obtain relevant licenses or registrations to offer communication products in such country, and without such licenses or registrations we or our partner may be unable to offer certain of our products in those countries. As a consequence, we might have to suspend or withdraw products or operations that relate to such country or could be subject to penalties, which could harm our business.

In many countries, we compete with local companies that understand the local market better than we do and have greater local political and economic power. We may not be successful in achieving consumer acceptance of our products in particular international markets or in generating net revenues from those markets.

In emerging markets, there may be constraints on the abilities of local users to purchase Skype Credit. In these markets, we may need to partner with local payment providers to permit local users to purchase Skype Credit. These arrangements may be difficult to establish due to potentially conflicting sales and value added tax rules, potential requirements for telecommunications licenses and other local laws and requirements. We also face additional costs in these markets as we localize our products, including enabling payment for our products in the local currency.

In addition to the risks discussed elsewhere in this section, we are subject to risks of doing business worldwide, including the following:

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greater liability or legal uncertainty as a result of legal systems that are less developed with respect to the Internet and Internet communications, unique local laws, conflicting court decisions and lack of clear precedent or applicable law;

•	cultural ambivalence towards, or non-acceptance of, our products;

•	laws that limit or prohibit foreign ownership of certain businesses;

•	inconsistency among laws of various jurisdictions;

•	different employee/employer relationships and the existence of workers’ councils;

•	the need to comply with anti-bribery and anti-corruption laws and regulations;

•	the need to comply with applicable sanctions laws and regulations worldwide;

•	difficulties in staffing and managing foreign subsidiary offices;

•	different accounting practices and greater problems in collecting accounts receivable;

•	restrictions or taxes on the repatriation of capital, withholding taxes and foreign currency exchange restrictions;

•	volatility in a specific country’s or region’s political, economic or military conditions; and

•	lack of transparency or rule of law.

User concerns about our use and protection of personal data, the privacy of their communications and data protection breaches could harm our brand, reduce demand for our products and expose us to government proceedings and actions. Failure or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

Certain of our users, particularly those in the United States and Europe, have strong expectations about the confidentiality of their personal data and the content of their communications. Negative publicity regarding actual or perceived intrusions on our users’ privacy could harm our brand and reduce demand for our products. For example, in China, Tom Online, the majority investor in Tel-Online Limited in which we hold a 49% interest, has added filtering technology to the localized version of our product that allows instant messages to be filtered and stored along with related data based on content. We understand that Tel-Online Limited is obligated by the government to provide this filtering and storage. We received significant negative media attention as a result of these practices, as well as a security failure relating to the storage of these instant messages. Further news reports concerning content filtering and the apparent lack of privacy of communications in China and other countries are attracting political attention in the United States and Europe. Such attention could develop into legislative action resulting in additional legal requirements being imposed on us.

We make available on our website our privacy policy, which describes how we use, store and disclose our users’ personal and traffic data. In addition, details of how we use our users’ personal data are maintained on a public register in Luxembourg. We have made, and may in future make, various international data transfers to our partners and suppliers located outside the European Union. International transfers of data may require prior approval from regulatory authorities in Luxembourg and other administrative or contractual measures to be put in place. Increased operations worldwide or changes to the location of our suppliers may result in an increased administrative burden in dealing with international data transfers. Data protection and related laws and regulations that apply or may apply to an Internet communications company like Skype with users and partners in multiple jurisdictions can be unclear and overlapping, requiring interpretation where precedents are not available and creating uncertainty and potential conflicts of law. Moreover, changes or upgrades to our products or to the technological infrastructure on which our products, or the introduction of new products, are based could result in our activities being subject to data protection, data retention and related laws and regulations in multiple jurisdictions, increasing uncertainty as well as potential overlap and conflicts of law. In addition, certain jurisdictions, such as the European Union and the United States, have new or pending privacy legislation that would require notification of consumer data breaches and other privacy protections. Any failure, or perceived failure, by us to comply with our posted privacy policy or with any legal or regulatory requirements relating to privacy in one or multiple jurisdictions could result in proceedings or actions against us by governmental entities or others and subject us to significant penalties and negative publicity.

In addition, communications companies are subject to various additional data security, privacy, data retention and disclosure laws and regulations locally, some of which conflict across jurisdictions. If communications laws and regulations were found to be applicable to us, it would be difficult for us to comply with them. See “—If our business were deemed to be a regulated telecommunications business in one or more jurisdictions, it would significantly increase our expenses and may require us to change our products and other aspects of our business in potentially detrimental ways.”

While some of these privacy requirements apply to our business in Luxembourg and in the United States (with respect to United States based users of Skype Enterprise), complying with all of these various requirements on a jurisdiction-by-jurisdiction basis would impose additional costs on our operations and would be difficult and costly.

Our activities in certain countries designated by the U.S Department of State as state sponsors of terrorism may be subject to U.S. sanctions. If OFAC were to determine that our activities constitute violations of U.S. sanctions regulations in some manner, civil penalties, including fines, or criminal penalties, could be assessed against us.

The United States and other countries have laws and regulations that may prohibit or restrict their citizens and other persons required to comply with those laws and regulations from engaging in business involving certain countries and with certain persons. In some cases, these laws and regulations are promulgated to implement the sanctions decisions of international bodies, such as the United Nations. The United States currently has laws and regulations that prohibit or restrict U.S. citizens and other covered persons from doing business in Iran, Cuba, Sudan, Syria, North Korea and a number of other jurisdictions, or with targeted persons. We enable communications via the Skype software client both to and from every country in the world, including countries that are the target of U.S. economic sanctions. The Skype software client is available globally for download from the Skype website, and we also enter into agreements with third-party telecommunication carriers, for example, to connect, or “terminate,” Skype calls to mobile and landline numbers in jurisdictions worldwide, including outbound communications to recipients in countries that are the target of U.S. economic sanctions, including Iran, Cuba, Syria, Sudan and North Korea. To the extent that the U.S. sanctions are determined to apply to our activities in the relevant jurisdictions, we believe that our activities should qualify for various exceptions in the relevant U.S. sanctions regulations. However, if any of these activities were subject to, and determined to violate, U.S. sanctions, we may incur civil or criminal penalties, which could have an adverse affect on our financial performance.

In this regard, on July 30, 2010, an administrative subpoena from the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) was received by one of our shareholders, Silver Lake, requesting information regarding transactions that Skype has conducted involving Iran since August 1, 2005, including a certain number of identified transactions relating to call termination fees to an Iranian telecommunications provider. Upon Silver

Lake’s receipt of this subpoena, we initiated an internal review of our transactions involving Iran and on August 26, 2010, we submitted our response to the subpoena. To date we have not received any additional requests from OFAC with respect to this inquiry. We intend to continue to cooperate fully with OFAC in responding to any additional requests. While we cannot at present predict the ultimate outcome of OFAC’s review, should OFAC determine that our activities involving terminating calls in Iran constituted violations of U.S. sanctions regulations in some manner, civil penalties, including fines, could be assessed against us. In appropriate circumstances, if OFAC determines that violations of U.S. sanctions occurred, it could refer the matter to criminal authorities for investigation, and these criminal authorities may seek to prosecute the matter and impose criminal penalties. We believe the risk of this occurring to be highly remote in this case. In addition, we submitted a letter to OFAC in 2010 notifying it of our activities relating to Cuba, requesting an advisory opinion that such activities were permissible or that it issue a license to the extent necessary. OFAC has requested additional information, which we have provided, and we intend to cooperate fully with OFAC with respect to our submission.

Acquisitions and other strategic transactions could result in operating difficulties, dilution, and other harmful consequences.

We periodically evaluate and consider a wide range of potential strategic transactions, including business combinations and acquisitions of businesses, technologies, services, products and other assets. Any of these transactions could be material to our financial condition and results of operations. We may not realize the anticipated benefits of any of these transactions, or may not realize them in the time frame expected. We may also experience unforeseen difficulties and expenditures in integrating the operations, technologies and employees of any acquired businesses and in retaining and motivating key personnel from these businesses. Other areas where we may face risks include: unanticipated or unknown liabilities relating to acquired businesses, the quality of the assets we sought to acquire, the validity of any acquired patents and the protection of the intellectual property rights of the acquired technologies. Any of these transactions may divert management’s attention, disrupt our ongoing operations, increase our expenses and adversely impact our business and results of operations. In addition, acquisitions of foreign operations involve additional risks, including the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries. Any acquisitions or strategic transactions may require us to issue additional equity securities, which could be dilutive to our shareholders, spend our cash, or incur debt, liabilities, amortization expenses related to intangible assets or write-offs of assets or goodwill, any of which could adversely affect our results of operations and harm our business.

We do not have operational control over entities and strategic alliances in which we hold a minority interest, and the conduct of the controlling partner in such arrangements may harm our reputation or adversely affect the value of our investment and may limit our ability to offer our products in certain markets directly or through other third parties.

We have and may in the future acquire minority equity interests in entities and enter into strategic alliances, in which we lack management and operational control. For example, to address the Chinese market we have a 49% equity interest in an entity in which Tom Online has a majority stake. Minority investments involve risks. The controlling partner in such entities and alliances may have business interests, strategies or goals that are inconsistent with ours, including with respect to customer relations, investments, marketing and other business initiatives, interactions with local governments and competitors, and business decisions. Actions or omissions of the controlling partner or the entity in which we have an interest may result in harm to our reputation or adversely affect the value of our investment. Our partners may go bankrupt, which may as a practical matter subject us to such partners’ liabilities in connection with the entity in which we have an interest. In addition, arrangements governing entities in which we hold a minority interest or other strategic relationships may be exclusive in certain countries or regions, which may limit our ability to offer our products directly or through another third party in that geography.

Our SkypeIn and Skype To Go businesses are highly dependent on partners in different jurisdictions, and the conduct, business practices and financial health of those partners expose us to potential risks that could harm our reputation and adversely affect our products in those jurisdictions.

The offer of number-based products by Skype is highly dependent on our operator partners providing us the numbers in different jurisdictions. The SkypeIn product, which assigns a number to a user who can then receive calls on his or her computer or other Internet-connected device from a landline or mobile phone, and the Skype To Go business, which uses numbers to allow users to access the Skype calling functionality from any phone, are our two key products using numbers. Numbers are contracted under commercial arrangements with third party telecommunications operators, who generally have obtained the numbers directly from the relevant numbering authorities. In most of the countries in which we offer SkypeIn or Skype To Go products, we rely on one partner for the provision of numbers. In certain markets, the SkypeIn or Skype To Go numbers are provided directly by such partners to end users, who contract with the end users for such numbers. Moreover, although our commercial agreements with our numbering partners usually include provisions requiring the transfer of numbers to a third party appointed by Skype upon termination of our agreement, such transfers may be legally, commercially, technically or practically difficult or impossible to carry out. As a result of these dependencies, the success of our SkypeIn and Skype To Go businesses is highly dependent on the ongoing conduct, business practices and financial health of our numbering partners, and the partner relationships we have with them. For example, if our local number partner terminated the agreement with Skype, encountered financial difficulty or became subject to bankruptcy or other insolvency proceedings, we might have to terminate or suspend the usage of existing SkypeIn and Skype To Go products and/or change the numbers in use by SkypeIn and Skype To Go end users in the affected country, disrupting the usage of the product by our end users.

Moreover, if local numbering rules or regulations or the interpretation or enforcement of such rules or regulations by local authorities or our partners change, we or our partners might have to terminate the provision of the affected products or implement relevant compliance measures, which could be difficult and costly, complicate the subscription process or restrict the usage of numbers to certain user categories or usage types. In addition, our partners may change their business practices in response to local or international factors (e.g., governmental regulation, competition, change in management or otherwise), and depending on the nature of such changes, they may impact our partners’ ability or willingness to provide SkypeIn or Skype To Go numbers or to provide them in the manner that we would prefer, or result in increased costs or new compliance requirements impacting our products.

Any of these changes and events could have an adverse impact on our SkypeIn and Skype To Go products, our business, results of operations, brand, reputation and regulatory status in the country in question and beyond.

Use or delivery of our products may become subject to new or increased regulatory requirements, taxes or fees.

The increasing growth and popularity of Internet communications heighten the risk that governments will seek to regulate or impose new or increased fees or taxes on Internet communications products. To the extent that the use of our products grows, regulators may be more likely to seek to regulate or impose taxes on the distribution of our products. Similarly, advances in technology that are within or outside our control, such as improvements in locating the geographic origin of Internet communications, could cause our products to become subject to additional regulations, fees or taxes or could require us to invest in or develop new technologies, which may be costly. In addition, as we continue to expand our user base and offer more products, we may become subject to new regulations, fees or taxes. For example, provision of our Skype Enterprise suite of products in the United States may result in greater regulatory oversight and increased exposure to income, sales and utility taxes and telecommunications fees in the United States. Increased fees could include access and other charges payable to local telephone companies that allow calls from Skype users to be made to traditional landline and mobile phones, contributions to federal or state universal service funds in the United States and similar funds elsewhere, and other charges. Increased regulatory requirements, taxes or fees on Internet communications products, which could be assessed by governments retroactively or prospectively, would substantially increase our costs, and, as a result, our business and results of operations would suffer.

We may become subject to additional income tax expense, which would adversely affect our results of operations and the value of our ADSs.

Skype’s favorable geographic mix of income contributes to lowering our overall tax expense. In particular, while our income is generated predominantly by our Luxembourg operating company, our tax expense is significantly lower than the amount computed by applying the Luxembourg statutory tax rate to pre-tax U.S. GAAP income because our taxable income is reduced as a consequence of, among other items, our intercompany licenses of intellectual property and historic net operating losses in Luxembourg. However, the determination of taxable income in any jurisdiction is dependent upon, among other factors, the acceptance of our operational and intercompany transfer pricing practices by taxing authorities as being on an arm’s length basis. Because the arm’s length standard is inconsistently applied among tax authorities and because double tax treaty relief may not be available, successful transfer pricing challenges could materially increase our reported income tax expense. Furthermore, it is possible that one or more jurisdictions will change its tax laws or its interpretation of existing tax laws (possibly on a retroactive basis) in a manner that would subject us to additional tax. If any of these things were to happen, our results of operations and growth prospects, and the value of our ADSs, could be materially adversely affected.

We or certain of our subsidiaries may become subject to net income taxation in additional jurisdictions, which would adversely affect our results of operations and the value of our ADSs.

We or one or more of our subsidiaries (including Skype Communications, through which we market and sell our products) may become treated as resident or as otherwise being engaged in a trade or business or having a permanent establishment in one or more jurisdictions in which we currently believe we or the relevant subsidiary is not so treated. If that were to happen, we or the relevant subsidiary would be subject to net income taxation in that jurisdiction on some or all of our or the relevant subsidiary’s income (depending on the jurisdiction and the circumstances). There could be many possible causes for such treatment, including activities indicating that management and control of our company or of the relevant subsidiaries are exercised in that jurisdiction, the nature of our activities and operations in that jurisdiction, or the location of our assets or use of our products in that jurisdiction. No assurance can be given that we will not be subject to such taxes retroactively or prospectively or that such taxes will not be substantial. The imposition of such taxes could have a material adverse effect on our results of operations and accordingly on the value of our ADSs.

We may be subject to indirect taxes (such as value-added tax or sales tax) in jurisdictions in which we currently do not collect or pay such tax.

In the European Union, under the 6th value-added tax, or VAT, directive, the place of supply for most of our electronically delivered products is Luxembourg, and therefore a 15% VAT rate applies, which is among the lowest in the European Union. This rule will be in effect until December 31, 2014, when the place of supply will shift to the place where the customer resides. This change may increase the ultimate cost of our products to E.U. resident customers and could decrease demand for our products. Moreover, such change will require to us to invest significant amounts in developing and modifying our technological and administrative systems to enable us to collect and remit VAT in multiple E.U. jurisdictions.

In countries outside of the European Union, we generally do not collect or remit VAT. Some countries outside of the European Union may, however, require us to collect and remit VAT, which could be burdensome or expensive for us to administer and increase the costs of our products or reduce our profitability or result in losses. For example, tax authorities in Switzerland have notified us that we should collect and remit VAT from our users with a Swiss billing address. At present, we remit VAT to Switzerland, but we do not collect the VAT from our Swiss users and, as a result, we absorb the cost of VAT, which adversely affects our results of operations.

In the United States, the subsidiary through which we market and sell most of our products, Skype Communications, does not at present collect or remit U.S. state or municipal taxes (such as sales, excise, utility, use or ad valorem taxes), fees or surcharges in respect of sales to our U.S. customers. However, we have occasionally received inquiries from a small number of state and municipal taxing authorities seeking payment of taxes, fees or surcharges that are traditionally applied to, or collected from, customers of providers of traditional public switched telephone network services. In addition, U.S. federal regulators have inquired into whether Skype properly remits payments to the federal universal service fund.

With respect to a U.S. state’s ability to impose obligations to collect taxes, fees or surcharges with respect to sales made over the Internet, the U.S. Supreme Court’s decision in Quill Corporation v. North Dakota currently requires that a taxpayer have physical presence within the state before the state can collect such taxes. However, the U.S. Supreme Court has provided little guidance as to what levels of contacts constitute physical presence, and no assurance can be given that we will not be found to have a physical presence in certain U.S. states based on, for example, our affiliations with other businesses that have a physical presence in the state.

Furthermore, a number of states, as well as the U.S. Congress, have been considering or have adopted initiatives that could limit the Supreme Court’s position regarding sales and use taxes on Internet sales. If these initiatives are successful, we could be required to collect sales and use taxes in a number of states or change our business practices. The imposition by state and local governments of various taxes, fees and surcharges upon Internet commerce could result in administrative burden, put us at a competitive disadvantage if similar obligations are not imposed on all or substantially all of our online competitors and affect negatively our future sales.

In addition, several proposals have been made at the U.S. federal, state and local levels that would impose additional taxes on communications through the Internet. These proposals, if adopted, could substantially impair our growth and substantially increase the costs of our products. In particular, the tax status of our products could subject us to conflicting taxation requirements and complexity with regard to the collection and remittance of VAT, sales or use taxes. Furthermore, given the international nature of our business, we may incur significant costs in developing and modifying our technological and administrative systems to enable us to collect and remit taxes in such a manner that applies only to the relevant taxable activity.

Any of these developments could adversely affect our results of operations and the value of our ADSs.

Governments may levy new taxes on us which could adversely affect our financial condition and the value of our shares.

The current economic downturn has created or exacerbated budget deficits for many governments. Governments may seek to address these budget issues in part by imposing new taxes on businesses, including ours. Any such additional taxes could harm our results of operations.

We may be unable to use some or all of our net operating loss carryforwards, which could adversely affect our reported financial condition and results of operations and therefore the value of our ADSs.

As of December 31, 2010, we had net operating loss carryforwards of $2.1 billion, which primarily consisted of $1.9 billion net operating loss carryforwards recognized in Luxembourg and $0.2 billion net operating losses recognized in Ireland (which we currently do not expect to utilize as our Irish subsidiary does not generate taxable income). Our ability to utilize net operating loss carryforwards may be limited for a number of reasons, including insufficient future taxable income at the relevant entity. For this reason, we periodically establish valuation allowances in respect of our net operating loss carryforwards. However, the recognition of valuation allowances requires significant judgment, and the valuation allowances we have recognized may be insufficient in the event we are able to use less net operating losses than previously estimated.

We may incur additional tax assessments.

We are subject to income taxes in Luxembourg, the United States and various other jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation and significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Furthermore, our determination of our tax liability is always subject to audit and review by applicable domestic and foreign tax authorities, and we currently have “open” tax years that could become subject to audits, investigations and reviews by taxing authorities throughout the world. Any adverse outcome of any such audit or review could have a negative effect on our business, operating results and financial condition, and the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially adversely affect our reported financial results in the period or periods for which such determination is made.

If telecommunications providers with whom we transact to offer our SkypeOut and SkypeIn products fail to deliver satisfactory services or increase their prices, our reputation and results of operations may be harmed.

A number of parties, many of whom compete with us, provide services to us or to our users that we rely on to offer our products. We have agreements with a number of telecommunications providers in order for us to provide many of our paid products, including our SkypeOut and SkypeIn products. The quality of calls made by our users to and received by our users from landline and mobile phones depends in large part on the call quality of the relevant landline or mobile network. As a result, if these third parties do not provide sufficiently high quality services, our call quality may be negatively affected, which may in turn adversely impact our brand, reputation and consumer acceptance of our products. In addition, price increases by companies that provide services to us or our users could harm our results of operations.

If third party providers to which we have outsourced certain functions do not perform satisfactorily or cease operations or are otherwise unable to provide their services, our operations could be disrupted, and we may only be able to replace these providers on terms that are less favorable to us.

We have outsourced elements of certain functions to third-party providers, including payment processing, the support of certain mobile operations and a portion of our billing and collection processes with respect to Skype Enterprise. If these third-party service providers do not perform satisfactorily or cease operations or are otherwise unable to provide these services, our operations could be disrupted, which could adversely affect our business and results of operations. For example, in December 2010, we recorded a bad debt expense of $9.2 million as a result of a dispute with a payment processing vendor whereby amounts they had collected from our users were not remitted to us. Furthermore, we rely on third parties to provide all of the credit card payment processing for our paid products, with Bibit BV, an affiliate of Royal Bank of Scotland, and PayPal, an eBay subsidiary, handling an aggregate of approximately 75% of the processing of our net revenues in 2010. We have also outsourced a portion of our billing and collections processes with respect to Skype Enterprise to a third-party provider. If a third party payment processor ceased to provide these services to us, we would need to transition to an alternate provider, which would require us to integrate our IT systems with the IT systems of the replacement provider. In addition, we would need to negotiate a new contract within a very short timeframe, which could result in terms that are less favorable to us.

We started in 2010 to license our application programming interfaces and software to third parties, and actions these third parties take may harm our regulatory positioning, product security, user experience and brand image, and breach laws and intellectual property or other third party rights.

In July 2010, we released a beta version of SkypeKit, a software development kit that allows independent software developers and consumer electronics manufacturers to incorporate Skype capabilities with their own applications and devices. Such third party developers and manufacturers may make available software, hardware, services, features, systems and solutions that operate with our Internet communications products in breach of our licensing agreements and/or applicable laws or regulations. Such third party products may further be used to offer our products to users in ways that may adversely affect our regulatory positioning, product security, user experience and brand image, and breach laws such as consumer protection, user privacy and data protection laws and intellectual property or other third party rights.

Our business may be adversely affected by factors that cause our users to spend less time using our products, including seasonal factors, worker migration patterns, national events and increased usage of other websites.

Anything that diverts our users from their customary level of usage of our products could adversely affect our business. Our results of operations historically have been seasonal because many of our users reduce their use of our products with the onset of good weather during the summer months, and our users tend to use our products more in the fourth quarter during the holiday season. Our rapid growth may have overshadowed whatever seasonal factors might have influenced our business to date. In addition, if worker migration patterns change, our business may be affected. For example, if fewer workers seek work outside their home country due to the current difficult economic environment or otherwise, the volume of international calling may decline. In addition, increased usage of social networking websites may decrease the amount of time users spend using our communications products, which could adversely affect our financial results.

Part of our strategy is to expand our products for enterprise customers, expand our mobile products, and attract third-party developers and other companies to extend the functionality of our products. If these initiatives are not successful, our business may suffer.

Our strategy contemplates expanded products for the enterprise market, which is a more difficult market for us to penetrate. Enterprise customers have different needs and often have more demanding expectations than consumers, and we will likely need to add product features and provide more consistent quality, among other things, in order to attract enterprise customers. For example, we have historically not offered robust customer service. Although we have recently enhanced our capabilities in this area, these enhancements may not be sufficient to meet enterprise customer expectations. Initiatives to attract enterprise customers may be costly, and we may not be able to recover the costs incurred. In addition, many enterprise vendors offer unified communication systems that include products we do not offer, such as email. These vendors also are recognized brands in the enterprise marketplace and have incumbent status, including, in certain cases, long-term customer contracts, and as a result, it may be difficult for us to replace them. In addition, in-house information technology staff may be more familiar with the products of enterprise vendors, which also may make it more difficult to displace them. If we are unable to successfully develop and market products to enterprise customers, our results of operations and financial condition may suffer.

Our strategy depends on our ability to continue to offer our products on a mobile platform, and mobile network operators may be reluctant to partner with us. Our business strategy depends on our ability to continue to offer our products on a mobile platform. Mobile network operators may be reluctant to partner with us or allow our products to be used on their devices due to concerns about cannibalizing their business. We have already faced such reluctance by mobile network operators, particularly in European markets, in relation to VoIP and peer-to-peer applications generally.

Similarly, mobile hardware manufacturers and applications store providers may be reluctant to sell Skype mobile products in their application stores due to a concern of jeopardizing established relationships with their major hardware customers and mobile network operators. Application store owners have ultimate control over the products and services made available through their channels and may choose to remove Skype from their stores or restrict functionality based on perceived competitive threat or cannibalization of their own products.

Third party developers and other companies may not develop applications to extend our platform. Our strategy contemplates attracting third party developers and other companies to use our application programming interfaces to extend our platform; however, this is a recent initiative for us and we may not be able to attract developers and other companies interested in developing applications for our platform.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

Skype was acquired by eBay on October 14, 2005 and operated as an indirect, wholly-owned subsidiary of eBay until the effective date of the Skype Acquisition on November 19, 2009. We have operated as a privately held company since the effective date of the Skype Acquisition. After this offering, we will become obligated to file with the Securities and Exchange Commission (the “SEC”) annual and other reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all applicable reporting requirements on a timely basis. In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of the Nasdaq Stock Market, and certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the regulations promulgated under Sarbanes-Oxley, which will impose significant compliance obligations upon us.

Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the Nasdaq Stock Market. Any such action could harm our reputation and the confidence of investors and users in our company and could materially adversely affect our business and cause the market price of our ADSs to fall.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and the market price of our ADSs.

As a public company, we will be required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and, beginning with our annual report on Form 10-K for the year ended December 31, 2012, a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404 or that may require a restatement or other revision to our financial statements. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect that the imposition of these regulations will increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain that our financial statements are accurate. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our ADSs. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our ADSs, impair our ability to raise additional capital, or jeopardize our continued listing on Nasdaq Stock Market or any other stock exchange on which our ADSs may be listed.

Our substantial indebtedness could adversely affect our financial health and our ability to raise additional capital, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate indebtedness and prevent us from fulfilling our obligations under our indebtedness.

As of December 31, 2010, we had $724.9 million of debt outstanding under our Amended Five Year Credit Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” Subject to restrictions in our Amended Five Year Credit Agreement, we may incur additional indebtedness.

Our substantial indebtedness could have important consequences, including:

•	increasing our vulnerability to adverse general economic and industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in the economy and technologies;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness;

•	exposing us to interest rate and foreign currency risks;

•	limiting our ability to, or increasing the costs to, refinance indebtedness; and

•	making it more difficult to borrow additional funds in the future to fund working capital, capital expenditures and other purposes.

Any of the foregoing could materially and adversely affect our business, financial conditions and results of operations.

Our credit agreement imposes significant restrictions on our business, and the lenders are entitled to take possession of and sell the assets we have pledged as collateral if there is a default under the credit agreement.

Our Amended Five Year Credit Agreement contains a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions placed on us include limitations, among other things, on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and incur or create liens;

•	consolidate, merge, liquidate or dissolve;

•	make investments, acquisitions, loans or advances;

•	transfer and sell assets;

•	engage in sale and lease back transactions;

•	enter into swap, forward, future or derivative transactions;

•	pay dividends or make other distributions on, redeem or repurchase equity interests, including our ADSs or ordinary shares, or make payments on junior financing; and

•	engage in transactions with affiliates.

Our Amended Five Year Credit Agreement also requires us to meet an interest expense coverage ratio test and a leverage ratio test. For more information regarding these, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Indebtedness—Five Year Credit Agreement.” Our ability to meet these ratios may be affected by events beyond our control, and we cannot assure you that we will be able to maintain these ratios at all relevant times.

In addition, under our Amended Five Year Credit Agreement, we may be required to prepay outstanding term loans in a number of circumstances, including if we receive net proceeds arising from the sale or transfer of assets and properties (such sale and transfer would not, however, include this offering) or the incurrence of additional indebtedness. In addition, after the end of each fiscal year, commencing with the fiscal year ending December 31, 2010, we will be required to prepay outstanding term loans with a percentage of our “excess cash flow,” calculated as set forth in our Amended Five Year Credit Agreement, if our leverage ratio exceeds pre-defined levels. If, as of the end of the fiscal year, our leverage ratio is greater than or equal to 3:1, we will be required to prepay outstanding term loans in the aggregate amount of 50% of our excess cash flow. If, as of the end of the fiscal year, our leverage ratio is greater than or equal to 2.25:1 but less than 3:1, we will be required to prepay outstanding term loans in the aggregate amount of 25% of our excess cash flow. If our leverage ratio is less than 2.25:1 as of the end of the fiscal year, we will not be required to prepay outstanding term loans with excess cash flow for that year.

The foregoing restrictions could limit our ability to plan for, or react to, changes in market conditions or our capital needs. If for any reason we are unable to meet these requirements, we may not be granted waivers under, or amendments to, our Amended Five Year Credit Agreement or we may not be able to refinance our indebtedness on terms acceptable to us, or at all. The breach of any of these restrictions, covenants or prepayment requirements could result in a default under our Amended Five Year Credit Agreement, which would have a material adverse effect on our business, financial condition and results of operations. Our obligations under the Amended Five Year Credit Agreement are secured by pledges of all share capital held by Skype Global and certain of our subsidiaries, and by security interests in substantially all of our tangible and intangible assets (with certain exceptions, including deposit accounts, other bank or securities accounts and other assets already subject to security interests). On occurrence of an event of default, the loans may be accelerated and declared due and payable immediately and the lenders would be entitled to take possession of and sell the assets we have pledged as collateral and to apply the proceeds from those sales to repay loans and other amounts due under the Amended Five Year Credit Agreement. For more information on our outstanding indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

A significant part of our historical financial results is unlikely to be representative of our results as a stand-alone company.

Skype was acquired by eBay on October 14, 2005 and operated as part of the eBay group until the effective date of the Skype Acquisition on November 19, 2009. Our financial results from October 14, 2005 to November 18, 2009 have been prepared from the accounting records of eBay using the historical basis of assets and liabilities of the Skype Companies. As part of the eBay group, Skype received various services and support provided by eBay, including finance, legal, information technology systems, shared facilities and human resources. Until November 2010, eBay provided us with similar services pursuant to a transition services agreement. We have now completed our transition to, and operate as, a stand-alone company, which involves greater costs associated with developing and implementing these services on a stand-alone basis.

Our financial statements for the periods subsequent to October 14, 2005 and prior to November 19, 2009 include estimated allocations of certain eBay expenses including centralized legal, tax, treasury, information technology, employee costs, corporate services and other infrastructure costs, collectively referred to as “corporate allocations.” Although the corporate allocations have been determined on a basis that we considered to be reasonable reflections of the utilization of services provided or the benefit received by us, our actual expenses might have been higher, perhaps substantially, than those allocations had we operated as a stand-alone company for the periods presented. Accordingly, our financial statements for the periods subsequent to October 14, 2005 and prior to November 19, 2009 do not purport to reflect what our results of operations or financial position would have been had we operated as a stand-alone company during the periods presented nor do they purport to indicate what our results of operations or financial position will be as of any future date or for any future period.

In particular, we are a smaller and less diversified company than eBay, and we do not have access to financial and other resources comparable to those of eBay. As a separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available prior to the Skype Acquisition.

We have entered into a tax cooperation agreement with eBay pursuant to which we may be required to pay eBay an indemnity if we engage in certain changes to our operations without eBay’s consent.

In connection with the Skype Acquisition, we entered into a tax cooperation agreement with eBay pursuant to which we have agreed to notify and collaborate with eBay if we propose material changes to our operations, including new business initiatives, changes to existing business models, mergers, acquisitions, disposition of stock or assets or material changes in the source or character of income. If in eBay’s reasonable judgment, such material changes will result in an increase in certain types of so-called Subpart F Income that eBay may be required to recognize in accordance with the U.S. Internal Revenue Code of 1986, as amended, and if we implement such material change without eBay’s consent, we would need to pay eBay an indemnity equal to its tax liability arising from its pro rata share of such increase in these types of Subpart F Income for each taxable year in which eBay holds (directly, indirectly or constructively) 10% or more of our voting power and in which U.S. persons holding (directly, indirectly or constructively) 10% or more of our voting power hold (directly, indirectly or constructively) in the aggregate more than 50% of our shares by vote or value. Such indemnity may negatively affect our results of operation, and we may forego certain restructurings or new business opportunities or might choose to structure new business opportunities in a more expensive way in order to avoid paying such indemnity.

Risks Related to Investment in a Luxembourg Company

We will become a Luxembourg joint stock company (“société anonyme”) upon our corporate reorganization and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, some of our directors and officers named in this prospectus reside outside the United States and most of their assets are located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the

United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the company.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will depend upon the conditions set forth in the Luxembourg procedural code, which may include the following:

•	the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•

the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the judgment of the U.S. court does not contravene Luxembourg international public policy.

Under our articles of incorporation, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions.

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing joint stock companies organized under the laws of the Grand Duchy of Luxembourg. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. Please see “Description of Share Capital” for a discussion of differences between Luxembourg and Delaware corporate law.

You may not be able to participate in equity offerings, and you may not receive any value for rights that we may grant.

Pursuant to Luxembourg corporate law, existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, under our articles of incorporation, our board of directors has been authorized to waive, limit or suppress such pre-emptive subscription rights until              and the general meeting of our shareholders may renew, expand or amend such authorization. In addition, under the deposit agreement for the ADSs and applicable law, the depositary will not offer these rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. Furthermore, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs and ordinary shares may be unable to participate in our rights offerings and issue of shares and may experience dilution of their holdings as a result. If the depositary is unable to sell preemptive subscription rights corresponding to ordinary shares represented by ADSs that are not exercised by, or distributed to, ADS holders, or if the sale of these rights is not lawful or reasonably practicable, the depositary will allow the rights to lapse, in which case ADS holders will receive no value for these rights.

Risks Related to Our ADSs and this Offering

Control by principal shareholders could adversely affect our other shareholders.

When this offering is completed, our greater than 5% shareholders (Silver Lake Funds, eBay, CPPIB, Joltid and Andreessen Horowitz) collectively, will beneficially own at least             % of ordinary shares (including ordinary shares represented by ADSs) (based on the number of ordinary shares outstanding as of                          2010 and excluding ordinary shares issuable upon exercise of outstanding options), assuming no exercise of the underwriters’ option to purchase additional ADSs. On the same basis, our executive officers and directors, will beneficially own approximately             % of ordinary shares (including ordinary shares represented by ADSs).

In addition, we expect that, pursuant to the terms of the Shareholders Agreement that we expect to be amended and restated prior to this offering, certain Silver Lake funds, eBay, CPPIB, Joltid and Andreessen Horowitz will be able to elect their respective designees to serve as members of our board of directors. These shareholders’ designees are expected to represent              of the              members of our board of directors immediately after this offering. These shareholders will have a continuing ability to control our board of directors and to exercise significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

Furthermore, because Silver Lake Funds, eBay, CPPIB, Joltid and Andreessen Horowitz will be considered to form a “group” that owns more than 50% of our outstanding voting securities, we are a “controlled company” within the meaning of the Nasdaq Stock Market rules. Following the consummation of this offering, we intend to rely upon the “controlled company” exception to the independence requirements of the Nasdaq Stock Market, which means we will be exempt from the rules of the Nasdaq Stock Market that require that our board of directors be comprised of a majority of independent directors, that we have a compensation committee comprised solely of independent directors and that we have a nominating and governance committee comprised solely of independent directors. This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our ADSs to decline or prevent our shareholders from realizing a premium over the market price for their ADSs.

The market price of our ADSs may be volatile and may decline.

Prior to this offering, our ordinary shares or ADSs have not been traded in the public markets. We cannot predict the extent to which a trading market for our ADSs will develop or how liquid that market might become. An active trading market for our ADSs may never develop or may not be sustained, which could adversely affect your ability to sell your ADSs and the market price of your ADSs. The initial public offering price for the ADSs was determined by negotiations between us, the selling shareholder and the underwriters and does not purport to be indicative of prices at which our ADSs will trade upon completion of this offering.

The stock market in general, and the market for equities of some technology companies, early stage companies and Internet companies in particular, have been highly volatile. As a result, the market price of our ADSs is likely to be similarly volatile, and investors in our ADSs may experience a decrease, which could be substantial, in the value of their ADSs, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our ADSs could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions or departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	announcement of technological innovations by us or our competitors;

•	the passage of legislation, change in interpretations of laws or other regulatory events or developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	the expiration of contractual lock-up arrangements with our executive officers, directors and shareholders;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation.

A total of         or         % of our total outstanding ordinary shares (including ordinary shares represented by ADSs) after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of ordinary shares or ADSs eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our ADSs.

The market price of our ADSs could decline as a result of sales of a large number of our ordinary shares or ADSs in the market after this offering, and the perception that these sales could occur may also depress the market price of our ADSs. We will have         ordinary shares outstanding (including ordinary shares represented by ADSs) after this offering, assuming no exercise of our outstanding options or warrants. Of these shares,         ordinary shares represented by ADSs sold in this offering will be freely tradable in the United States, except for any ordinary shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933.

The holders of         shares of outstanding ordinary shares or ADSs have agreed with the underwriters, subject to a number of exceptions, not to dispose of or hedge any of their ordinary shares during the 180-day period beginning on the date of this prospectus, except with the prior written consent of the representatives of the underwriters in this offering. After the expiration of the 180-day restricted period, these shares and ADS, may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of ordinary shares or ADSs held by affiliates, compliance with the volume restrictions of Rule 144. We expect         ordinary shares to be subject to contractual transfer restrictions pursuant to the Shareholders Agreement, which we expect to be amended prior to this offering (see “Certain Relationships and Related Party Transactions—Amended and Restated Shareholders Agreement”).

Number of Ordinary Shares and % of Total Outstanding	Date Available for Sale into Public Markets
, or %	Immediately after this offering.

, or %	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these ordinary shares or ADSs and the underwriters. However, the representatives of the underwriters can waive the provisions of these lock-up agreements and allow these shareholders to sell their ordinary shares or ADSs at any time, provided applicable holding period under Rule 144 have expired.

Upon completion of this offering, the holders of              ordinary shares, or     % of our outstanding ordinary shares as of              December 31, 2010, will be entitled, under contracts providing for registration rights, to require us to register our ordinary shares or ADSs owned by them with the SEC. Upon effectiveness of any registration statement, subject to lock-up agreements with the representatives of the underwriters, those ordinary shares or ADSs will be available for immediate resale in the United States in the open market.

Sales of our ordinary shares and ADSs as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales, or the perception that such sales could occur also could cause the market price for our ADSs to fall and make it more difficult for you to sell our ADSs.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value of their ADSs, and the exercise of the existing warrants and stock options will result in further dilution.

The initial public offering price of our ADSs in this offering is considerably more than the net tangible book value per ADS. Purchasers in this offering will suffer immediate dilution of $             per ADS pro forma net tangible book value, based on the sale of ADSs to be sold in this offering at an assumed initial public offering price of $             per ADS (the mid-point of the price range set forth on the cover of this preliminary prospectus). See “Dilution.”

Following the closing of this offering, the holder of our outstanding warrants will be entitled to purchase              ordinary shares of Skype S.A. at an exercise price of $            per ordinary share. See “Capitalization—Warrants.” In addition, as of the date of this prospectus, there are                  outstanding stock options over our ordinary shares (with a weighted average exercise price of $             per ordinary share). The exercise of the existing warrants and stock options will result in further dilution.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future. Accordingly, investors may only realize future gains on their investments if the price of their ADSs increases, which may never occur.

After the completion of this offering, we do not anticipate making any cash or other distributions on our ordinary shares in the foreseeable future. The payment of cash distributions on ordinary shares is restricted under the terms of our Amended Five Year Credit Agreement. In addition, because we are a holding company, our ability to make any distributions on ordinary shares may be limited by restrictions on our ability to obtain sufficient funds from subsidiaries, including restrictions under the terms of our Amended Five Year Credit Agreement. Furthermore, under the laws of Luxembourg, we are able to make distributions only to the extent that we receive distributions from our subsidiaries, recognize gains from the sale of our assets or have available share premium. We anticipate that we will retain all of our available funds for use in the operation and development of our business. Accordingly, investors may only realize future gains on their investments if the price of their ADSs increases, which may never occur. Investors seeking cash or other distributions should not purchase our ADSs. See “Distribution Policy.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our ADSs or if our operating results do not meet their expectations, the price of our ADSs could decline.

The market price of our ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our ADSs or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our ADSs or if our operating results or prospects do not meet their expectations, the market price of our ADSs could decline.

Future equity issuances may dilute the holdings of current ordinary shareholders or ADS holders and could materially affect the market price of our ADSs.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our ordinary shares and ADSs, as well as our earnings per ordinary share or ADS and net asset value per ordinary share or ADS.

As a holder of our ADSs, you will be required to pay certain fees and expenses.

Holders of ADSs will be required to pay an annual fee for services performed by the depositary in administering our ADS program, a fee for any distributions made to ADS holders, a fee for exchanging ADSs for ordinary shares or ordinary shares for ADSs, and other specified fees and expenses. We may agree with the depositary to amend the depositary agreement without your consent for any reason.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when its books are closed or when any such action is deemed necessary or advisable by the depositary or by us or because of any requirement of law or of any governmental body or commission. Moreover, the surrender of ADSs and withdrawal of our ordinary shares may be suspended pending the payment of fees, taxes and similar charges or if we direct the depositary at any time to cease new issuances and withdrawals of our shares during periods specified by us in connection with shareholders’ meetings, the payment of dividends or as otherwise reasonably necessary for compliance with any applicable laws or government regulations.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

Our allocation of the net proceeds to be received by us in this offering is based on current plans and business conditions. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations and competitive and market developments, among other factors. Accordingly, our management will have considerable discretion in the application of the net proceeds received by us. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the price of our ADSs. Net proceeds from this offering, pending allocation to operating assets, may be placed in investments that do not produce income or that lose value.

If you directly or indirectly acquire more than 10% of our outstanding shares, including in the form of ADSs, CFC rules may apply to you.

We expect that we and certain of our non-U.S. subsidiaries are, and will continue to be following the offering, controlled foreign corporations (“CFCs”) for U.S. federal income tax purposes. Each “U.S. shareholder” of a CFC that directly or indirectly owns shares in the CFC on the last day of the taxable year on which the corporation is a CFC must generally include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “Subpart F income,” even if the Subpart F income is not distributed. For these purposes, any U.S. person who owns, directly, indirectly through foreign persons, or constructively (under applicable constructive ownership rules of the U.S. Internal Revenue Code of 1986, as amended) 10% or more of the total combined voting power of all classes of shares of a foreign corporation will be considered to be a “U.S. shareholder” of the corporation. See “United States and Luxembourg Income Tax Considerations—United States Federal Income Tax Considerations—Controlled Foreign Corporation Rules.”

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, including statements that involve expectations, plans or intentions (such as those relating to future business or financial results, new features or products, or management strategies). You can identify these forward-looking statements by words such as “may,” “will,” “would,” “should,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan” and other similar expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. These risks and uncertainties include, among others, those described under “Risk Factors” and elsewhere in this prospectus, including in our financial statements and related notes appearing in this prospectus, and the following:

•	our ability to maintain or improve our operating and financial performance, and fluctuations in our financial performance;

•	uncertainties and limitations of our user metrics;

•

intense competition from companies in a number of industries, including Internet product and software companies, telecommunications companies and hardware-based VoIP providers and, potentially, small and medium-sized enterprise telecommunications services providers;

•	product errors, system failures and the reliability of Internet infrastructure;

•	intellectual property litigation and our ability to protect our intellectual property, technology and brand;

•

regulation of our current or future products and services and the risk that compliance with regulatory requirements may be costly and may require that we change the products we offer or the way we do business in particular states, countries or other regions, or that we may be unable to comply with regulatory requirements;

•	challenges managing a global business and our reliance on local partners and third-party vendors;

•	the growth and availability of broadband Internet access and the risk that some countries may block use of our products;

•	our dependence on key personnel and our management team’s limited experience working as a group;

•	the impact of new technologies on demand for our products;

•	fraudulent activities, use of our products for illegal purposes, and real or perceived security or privacy risks;

•	risks associated with acquisitions, minority investments and other strategic transactions;

•	increased taxation of our products or increased income tax expense, and our ability to use our net operating losses;

•	our ability to expand our products;

•	the costs associated with being an independent public company and our ability to comply with the internal control and reporting obligations of public companies; and

•	our substantial indebtedness and the restrictions our credit agreement imposes on our business.

We do not intend, and undertake no obligation, to update any of our forward-looking statements to reflect actual results, changes in circumstances, assumptions or beliefs, or future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

MARKET DATA

Unless otherwise expressly stated or the context otherwise requires, industry, market and demographic data appearing in this prospectus, including information relating to the telecommunications industry, are derived principally from publicly available information, industry publications, data from market research firms and other third-party sources and estimates by our management, and management estimates are based upon information from the foregoing sources, data from our internal research and assumptions made by us based on such data and our knowledge of our industry and markets. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. If any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, they could have a material adverse effect on our future results of operations and financial condition, and the trading price of our ADSs.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million from the sale by us of ADSs offered in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds received by us in connection with this offering for general corporate purposes. While we currently have no specific plans for the application of the net proceeds to us from this offering, these corporate purposes may include, without limitation, investing in the development and marketing of new products, investing in our infrastructure or repaying a portion of our debt outstanding under our Amended Five Year Credit Agreement. As further discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Indebtedness—Five Year Credit Agreement,” on November 19, 2009, we incurred $806.7 million of indebtedness to finance the Skype Acquisition, of which $681.7 million was attributable to our Five Year Credit Agreement. After the amendment thereof, as of December 31, 2010, $724.9 million was outstanding under our Amended Five Year Credit Agreement. The variable interest rate under this facility is calculated on the basis of LIBOR for the appropriate currency, subject to a 2% floor, plus 5% or 5.5% for the U.S. dollar and Euro tranches, respectively. The Amended Five Year Credit Agreement matures on February 23, 2015.

In connection with the termination of the management services agreements we have entered into with certain of our shareholders and their affiliates, we will pay approximately $            million to such counterparties, on the date of the consummation of this offering, using a portion of the proceeds of this offering. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

We will not receive any proceeds from the sale of approximately $             million of ADSs to be offered by the selling shareholders. See “Principal and Selling Shareholders.”

CORPORATE REORGANIZATION

We currently conduct our business through Skype Global S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), and its subsidiaries. Skype S.à r.l., the registrant, is a Luxembourg limited liability company (société à responsabilité limitée), formed in July 2010 for the purpose of making this offering. Skype S.à r.l., currently a wholly-owned subsidiary of Skype Global S.à r.l., does not engage in any operations and has only nominal assets, including a 100% interest of Skype Global Holdco S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), which itself does not engage in any operations and holds no material assets. The corporate reorganization, which is expected to occur prior to the effectiveness of the registration statement of which this prospectus forms a part, will consist of the following principal steps:

•

Skype S.à r.l., formed as a Luxembourg limited liability company (société à responsabilité limitée) subsidiary of Skype Global S.à r.l., and holding the entire capital of Skype Global Holdco S.à r.l., will change its form and convert into a Luxembourg joint stock company (société anonyme), Skype S.A.

•

After the conversion, all shareholders of Skype Global S.à r.l. will contribute in kind and exchange their shares in Skype Global S.à r.l. against newly issued shares in Skype S.A. Skype S.A. shares held by Skype Global S.à r.l. will be cancelled.

•

Upon completion of such contribution in kind, the articles of incorporation of Skype S.A. will be amended and restated, the re-composition of our board will be approved and Skype S.A. will enter into an amended and restated shareholders agreement with its shareholders.

•

Skype S.A. then will in turn contribute all shares of Skype Global S.à r.l. to Skype Global Holdco S.à r.l. against the issue by Skype Global Holdco S.à r.l. of shares of two different classes, namely class A and class B.

•	Once Skype Global S.à r.l. is the wholly owned subsidiary of Skype Global Holdco S.à r.l., the articles of incorporation of Skype Global S.à r.l. will be amended and restated.

Immediately following the corporate reorganization, our shareholders will have the same proportionate ownership interest in Skype S.A., and thus in our consolidated business, as they had in Skype Global S.à r.l. prior to the corporate reorganization. See “Principal and Selling Shareholders” for more information on the ordinary shares held by our directors, named executive officers, more than 5% shareholders and selling shareholders. Investors in this offering will only receive, and this prospectus only describes the offering of, ADSs representing ordinary shares of Skype S.A. See “Description of Share Capital” for additional information regarding the terms of our articles of incorporation and the rights attached to our ordinary shares.

In connection with the corporate reorganization, each outstanding stock option granted by Skype Global S.à r.l. to our employees, directors, service providers and consultants under the Skype Equity Incentive Plan will be assumed by Skype S.A. and converted into an equivalent stock option to purchase ordinary shares of Skype S.A. The Skype Equity Incentive Plan will also be assumed by Skype S.A. From and after the completion of this offering, each stock option will be deemed to constitute a stock option to acquire, on the same terms and conditions as were applicable under the Skype Equity Incentive Plan, a number of Skype S.A. ordinary shares equal to the product of (1) the number of shares of Skype Global ordinary shares otherwise purchasable pursuant to such stock option and (2)                             , rounded down, if necessary, to the nearest whole share; and such stock option to acquire Skype S.A. ordinary shares will have an exercise price per share equal to (1) the exercise price per share of the Skype Global stock option, divided by (2)            , rounded up to the nearest cent. After the completion of this offering, any employee, director, service provider or consultant acquiring ordinary shares of Skype S.A. pursuant to the exercise of a stock option will hold such shares directly and not through Skype Management L.P. as was required prior to the completion of this offering.

Our corporate reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries. The following chart reflects our corporate structure after consummation of this offering, after giving effect to the corporate reorganization:

Public Investors
Private Investors(1)
Employees(2)
Skype S.A.
(the Issuer)
Skype Global Holdco
S.à r.l.
Skype Global S.à r.l.
Skype Inc.
Springboard
Finance
L.L.C.
Amended Five Year
Credit Agreement
Equity Investments
Tel-Online Limited (49%)
Operating Subsidiaries
Skype Technologies S.A.
Skype Communications S.à r.l.
Skype Hong Kong Ltd.
Skype Limited
Skype Technologies OÜ
Skype Sweden AB
Skype Czech Republic S.r.o.
S Technologies, Ltd.
Skype Software S.à r.l.
Skype Singapore Pte Ltd
Skype Japan KK
Qik Inc.
Qik Ru Co Ltd
Skype Ireland Technologies
Holdings Limited

(1)

Includes Silver Lake, CPPIB, Andreessen Horowitz, eBay, Joltid, Charleston Investment Holdings Limited, Shearwater Investment Holdings Limited, Fitchberg Corp, and certain of their affiliates. See “Principal and Selling Shareholders.”

(2)

Prior to this offering, employees, directors and consultants who invested in Skype Global or who acquired ordinary shares pursuant to the exercise of any stock option granted under the Skype Equity Incentive Plan held their equity interest in Skype Global through Skype Management, L.P. (“Skype Management”), an exempted limited partnership organized under the laws of the Cayman Islands, which is a shareholder in Skype Global, primarily to enable Skype Global to comply with the limitation on the number of record holders of its ordinary shares under applicable law. Skype Management received such acquired shares on behalf of the employees, directors and consultants and issued a corresponding number of partnership units to the employees, directors and consultants. In connection with this offering, the partnership will terminate and be wound up and Skype Management’s ordinary shares in Skype Global will be distributed to the employees, directors and consultants according to their respective numbers of partnership units.

DIVIDEND POLICY

We do not anticipate making any dividends or other distributions on our ordinary shares in the foreseeable future. We anticipate that we will retain all of our available funds for use in the operation and development of our business. Any future determination to make dividends or other distributions will be at the discretion of the general meeting of our shareholders or, with respect to interim dividends or distributions, our board of directors, and will depend on, among other things, our financial condition, results of operations, cash needs, plans for expansion, tax considerations, available net profits and reserves, limitations under Luxembourg law and other factors that our board of directors considers to be relevant. In addition, covenants in instruments and agreements, including the Amended Five Year Credit Agreement, may restrict our ability to make dividends or other distributions on our ordinary shares.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2010:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our corporate reorganization and to reflect our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $             per ADS (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the payment of approximately $             million to certain of our shareholders upon the consummation of this offering in connection with the termination of our management service agreements with them, and the application of such net proceeds as described under “Use of Proceeds.”

You should read the information in the following table together with “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2010
	Actual	As Adjusted(1)
	(thousands of U.S. dollars)
Cash and cash equivalents	$142,465	$

Total outstanding debt(2)	$724,860	$

Shareholder’s equity:
Ordinary share classes A,B,C,D,E,F,G,H,I,J, $0.01 par value, 943,673 shares of each of the 10 classes authorize, issued and outstanding as of December 31, 2010 (actual); ordinary shares, $0.01 par value, shares authorized, shares issued and outstanding (as adjusted)(3)	94
Additional paid-in capital	2,337,680
Warrants	17,214
Accumulated deficit	(106,626)
Accumulated other comprehensive income/(loss)	(1,672)

Total shareholders’ equity	2,246,690

Total capitalization	$3,317,855	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS in this offering, which is the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $             million, assuming the number of ADSs offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Consists of outstanding term loan under our Amended Five Year Credit Agreement.
(3)	The number of ordinary shares issued and outstanding, as adjusted to give effect to our corporate reorganization and this offering, does not include:

•

         ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants outstanding at December 31, 2010 under the Skype Equity Incentive Plan with exercise prices of between $             and $             per share (equivalent to a weighted average exercise price of $             per share);

•

         ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants after December 31, 2010 under the Skype Equity Incentive Plan with exercise prices of between $             and $             per share (equivalent to a weighted average exercise price of $             per share);

•

         ordinary shares reserved for future issuance under the Skype Equity Incentive Plan; for a discussion of the Skype Equity Incentive Plan, see “Executive Compensation—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives”; and

•

         ordinary shares into which warrants that were originally granted to Joltid Limited on November 19, 2009, which are now held by SEP Investments Pty Limited, may be exercised at an exercise price of $             per share (the warrants expire upon the earlier of November 19, 2019 and the occurrence of a reorganization event, as defined under the terms of the warrant). See below for more information regarding the terms of the warrant.

Warrants

In connection with the Joltid Transaction, Joltid received warrants to purchase an additional 98,680 Skype Global shares, equivalent to a 1% equity stake at such time, exercisable until the earlier of November 19, 2019 or the closing of a reorganization event, as defined in the warrant agreement. On April 15, 2010, the warrants were transferred to SEP Investments Pty Limited, an entity unaffiliated with Joltid.

The exercise price of the warrants upon completion of this offering will be $            per ordinary share, and the holder of the warrants will be entitled to purchase              ordinary shares of Skype S.A. following the closing of the offering. A reorganization event includes any transaction pursuant to which all or substantially all of Skype Global’s outstanding shares are sold, exchanged or converted into cash, securities or other consideration. A reorganization event, however, excludes transactions with affiliates of Skype Global and transactions where Skype Global’s shareholders prior to the reorganization event retain majority control of the surviving entity following such event. Upon the occurrence of a reorganization event, the warrant holder will receive such consideration with a fair market value equal to the difference between the amount the holder would have received in the reorganization event had it exercised all of its warrants immediately prior to such event, less the amount it would have had to pay to exercise the warrants. The corporate reorganization described elsewhere in this prospectus is not a reorganization event under the warrant agreement, but instead Skype S.A. will assume the warrants and the warrant holder will have a right thereunder to a number of Skype S.A. shares equal to the number of shares that the holder would have received had it exercised the warrants immediately prior to the corporate reorganization.

DILUTION

If you invest in our ADSs, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS upon the completion of this offering. Net tangible book value represents our total tangible assets (total assets less intangible assets) less total liabilities.

Our net tangible book value at December 31, 2010, after giving effect to our corporate reorganization and to the sale of              ADSs at an assumed initial public offering price of $             per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and after deducting the underwriting discounts and commissions, the payment of approximately $             million to certain of our shareholders upon the consummation of this offering in connection with the termination of our management service agreements and estimated offering expenses payable by us or “as adjusted net tangible book value,” would have been $            , or $             per ordinary share or $             per ADS. This represents an immediate increase in net tangible book value of $             per ordinary share or $             per ADS to existing shareholders and an immediate dilution of $             per ordinary share or $             per ADS to new investors, or         % of the assumed initial public offering price of $             per ordinary share or $             per ADS. The following table illustrates this dilution for investors in ADSs in this offering:

Assumed initial public offering price per ADS		$
Net tangible book value per ADS as of December 31, 2010, before giving effect to this offering	$
Increase in net tangible book value per ADS attributable to this offering	$

As adjusted net tangible book value per ADS		$

Dilution in as adjusted net tangible book value per ADS to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS would increase (decrease) our as adjusted net tangible book value by $            , the as adjusted net tangible book value per ADS by $             and the dilution in as adjusted net tangible book value per ADS to investors in this offering by $            , assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2010, the number of ordinary shares (in the form of ordinary shares or ADSs) purchased from us since inception, the total consideration paid to us and the average price per ordinary share and per ADS paid by existing shareholders and by new investors purchasing in this offering at an assumed initial public offering price of $             per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share	Per ADS
Existing shareholders		%	$	%	$	$
New investors

Total		100%	$	100%

A $1.00 increase or decrease in the assumed initial public offering price per ADS would increase or decrease, respectively, the total consideration paid by new investors by $            .

If the underwriters exercise their option to purchase an additional              ADSs in this offering, the number of ordinary shares represented by ADSs held by new investors will increase to approximately              ordinary shares, or approximately             % of the total number of our then outstanding ordinary shares (including ordinary shares represented by ADSs), and the total consideration paid by new investors will increase to approximately $            , or approximately             % of the total consideration paid for our outstanding ordinary shares (in the form of ordinary shares or ADSs), assuming an initial public offering price of $             per ADS (the mid-point of the estimated price range set forth on the cover page of this prospectus).

The foregoing discussion and tables assume the completion, prior to the effectiveness of the registration statement of which this prospectus forms a part, of our corporate reorganization and that the number of ordinary shares that will be outstanding immediately after this offering is based on              ordinary shares outstanding on December 31, 2010, plus the              ordinary shares to be sold by us in the form of ADSs in this offering, and excludes the following ordinary shares:

•

             ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants outstanding at December 31, 2010 under the Skype Equity Incentive Plan with exercise prices of between $             and $             per share (equivalent to a weighted average exercise price of $             per share);

•

             ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants after December 31, 2010 under the Skype Equity Incentive Plan with exercise prices of between $             and $             per share (equivalent to a weighted average exercise price of $             per share);

•

             ordinary shares reserved for future issuance under the Skype Equity Incentive Plan; for a discussion of the Skype Equity Incentive Plan, see “Executive Compensation—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives”; and

•

             ordinary shares into which warrants that were originally granted to Joltid Limited on November 19, 2009, which are now held by SEP Investments Pty Limited, may be exercised at an exercise price of $             per share (the warrants expire upon the earlier of November 19, 2019 and the occurrence of a reorganization event, as defined under the terms of the warrant). See “Capitalization—Warrants” for more information regarding the terms of the warrant.

To the extent that any of the foregoing warrants and options are exercised, there may be further dilution to investors in this offering.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” our audited consolidated financial statements for the Predecessor year ended December 31, 2008, for the Predecessor period from January 1, 2009 to November 18, 2009, for the Successor period from November 19, 2009 to December 31, 2009, as of December 31, 2009 and as of and for the Successor year ended December 31, 2010 included elsewhere in this prospectus.

On November 19, 2009, Skype Global acquired the Communications business segment of eBay, which consisted of the assets and liabilities of the Skype Companies (which we refer to as the “Skype Acquisition”). As a result of the Skype Acquisition, the financial results for the year ended December 31, 2009 have been presented for the Predecessor for the period from January 1, 2009 to November 18, 2009, and for the Successor for the period from November 19, 2009 to December 31, 2009.

Our selected statement of operations data and cash flows data for the Predecessor year ended December 31, 2008, for the Predecessor period from January 1, 2009 to November 18, 2009, for the Successor period from November 19, 2009 to December 31, 2009 and for the Successor year ended December 31, 2010, as well as the selected Successor balance sheet data as of December 31, 2009 and December 31, 2010, have been derived from our audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and are included in this prospectus. Our selected statement of operations data for the Predecessor year ended December 31, 2007 and the Predecessor balance sheet data as of December 31, 2008 have been derived from audited consolidated financial statements that were prepared in accordance with U.S. GAAP and are not included in this prospectus. The selected statement of operations data for the Predecessor year ended December 31, 2006, as well as the Predecessor combined balance sheet data below as of December 31, 2006 and 2007, have been derived from unaudited combined financial statements that were prepared in accordance with U.S. GAAP.

Certain reclassifications affecting cost of net revenues and operating expenses have been made to our consolidated statements of operations for years prior to 2010, in order to conform with the presentation for the year ended December 31, 2010.

The Skype Acquisition was accounted for as a business combination using the acquisition method and resulted in a new basis of accounting in the acquired Skype Companies. Accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair value at the acquisition date on November 19, 2009. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill (see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for further information). The vertical lines separating the Successor and Predecessor financial data in this prospectus are included to highlight the lack of comparability between these accounts due to the period durations and new basis of accounting resulting from the Skype Acquisition.

The Predecessor financial statements include 100% of the assets and liabilities of the Skype Companies and have been presented on a combined basis. The Predecessor financial statements include allocations of certain eBay expenses including centralized legal, tax, treasury, information technology, employee costs, corporate services and other infrastructure costs, collectively referred to as “corporate allocations.” The corporate allocations have been determined on a basis that we considered to be reasonable reflections of the utilization of services provided to us or the benefit received by us. Additionally, certain other expenses incurred by eBay for the direct benefit of the Predecessor have been included in the Predecessor financial statements. See “Certain Relationships and Related Party Transactions” and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus. We believe that the estimates, assumptions, and methodology underlying the allocation of these expenses as reflected in the Predecessor financial statements are reasonable; however, actual expenses may have differed materially from these allocations had the Predecessor operated independently of eBay for the periods presented. The Predecessor financial statements and selected financial data do not purport to reflect what the results of operations, financial position or cash flows would have been had the Predecessor operated as an independent company during the periods presented nor do they purport to indicate what the Successor results of operations, cash flows or financial position will be as of any future date or for any future period.

For presentation purposes only, we refer in this prospectus to the Predecessor’s combined financial statements of the Skype Companies and the Successor’s consolidated financial statements collectively as our “consolidated financial statements.”

Selected Statement of Operations Data from 2006 to 2010

	Predecessor				Successor
	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009		Year ended December 31, 2010
	(thousands of U.S. dollars, except share data)
Selected Statement of Operations Data:
Net revenues:	$193,696	$381,551	$551,364	$626,458	$92,445			$859,815
Cost of net revenues(1)	140,107	229,496	293,201	298,334	45,647	(2)		415,702	(2)

Gross profit	53,589	152,055	258,163	328,124	46,798			444,113

Operating expenses:
Sales and marketing(1)	59,787	64,304	83,222	104,279	16,710			131,939
Product development(1)	38,900	22,857	33,599	38,462	6,565			72,263
General and administrative(1)(3)	37,865	42,423	48,648	48,688	112,274	(4)		104,954	(5)
Amortization of acquired intangible assets	60,156	65,514	69,832	55,453	13,284	(2)		114,308
Litigation settlement	—	—	—	343,826 (6)	—			—
Impairment of goodwill	—	1,390,938 (7)	—	—	—			—

Total operating expenses	196,708	1,586,036	235,301	590,708	148,833			423,464

(Loss)/income from operations	(143,119)	(1,433,981)	22,862	(262,584)	(102,035)			20,649
Realized loss on amended credit agreement(8)	—	—	—	—	—			(13,513)
Interest income and other (expense), net	2,029	5,303	10,297	(2,549)	5,492			4,817
Interest expense	—	—	—	—	(10,387	)(9)		(68,645	)(10)

(Loss)/income before income taxes	(141,090)	(1,428,678)	33,159	(265,133)	(106,930)			(56,692)
Income tax (benefit)/expense	(22,044)	(23,342)	(8,447)	3,950	(7,209)			(49,787)

Net income (loss)	$(119,046)	$(1,405,336)	$41,606	$(269,083)	$(99,721)		$

Basic and diluted net loss per share (Class A through J):(11)					$(10.59)		$
Weighted number of shares, basic and diluted (Class A through J):(11)					9,414,600			9,433,743
Pro forma basic and diluted net loss per share (Class A through J):(12)							$
Pro forma weighted number of shares, basic and diluted (Class A through J):(12)

(1)	Figures for the periods shown below include stock-based compensation expense as follows:

	Predecessor				Successor
	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009	Year ended December 31, 2010
	(thousands of U.S. dollars)
Cost of net revenues	$2,141	$200	$(145)	$331	$6	$123
Sales and marketing	10,247	1,953	3,636	4,524	111	2,500
Product development	13,303	3,883	5,443	2,910	92	2,714
General and administrative	7,378	4,233	3,892	6,720	52	10,613

Total	$33,069	$10,269	$12,826	$14,485	$261	$15,950

(2)

Cost of net revenues and amortization of acquired intangible assets for the Successor period from November 19, 2009 to December 31, 2009 include $4.2 million and $13.3 million of amortization costs, respectively, and for the year ended December 31, 2010 include $36.1 million and $114.3 million of amortization costs, respectively, in each case relating to the amortization of the intangible assets acquired in the Skype Acquisition. The increase from the Predecessor period is a result of the Skype Acquisition, whereby the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009 and December 31, 2010.

(3)

The consummation of this offering will trigger payments under management services agreements entered into in connection with the Skype Acquisition in aggregate amount of $             million. Upon the consummation of this offering, all payments we owe under these agreements will be accelerated and paid at their net present value, and these agreements will terminate. See “Certain Relationships and Related Party Transactions—Management Service Agreements.”

(4)	This amount includes $98.7 million of transaction fees and expenses incurred in connection with the Skype Acquisition.
(5)

During 2010, this amount includes $9.7 million of separation costs, including $5.8 million of share-based compensation incurred in connection with the separation agreement that we entered into with our former Chief Executive Officer. See “Executive Compensation—Compensation Discussion & Analysis—Employment Agreements; Severance and Change in Control Provisions—Payments and Benefits in Connection with Mr. Silverman’s Separation” and “—Summary Compensation Table—Potential Payments upon Termination or Change in Control—Chief Executive Officer Separation.”

(6)

This amount represents the net charge incurred by us in connection with the settlement that we and eBay reached with Joltid regarding our use of the “Global Index” technology that facilitates communications in the peer-to-peer network of Skype users. For more information regarding this settlement and the Joltid Transaction generally, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations,” “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

(7)

This amount represents the impairment in 2007 of the goodwill recorded in connection with our acquisition by eBay in 2005. As a result of the assessment in 2007 that the carrying value of that goodwill exceeded its fair value, an impairment charge of $1.4 billion was recorded. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Impairment of Goodwill” and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

(8)

This amount represents the expense incurred in connection with the amendment of our Amended Five Year Credit Agreement in February 2010, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(9)

This amount represents the net interest expense, including amortization of original issuance discount and deferred financing cost, incurred for the Successor period from November 19, 2009 to December 31, 2009 in connection with the indebtedness incurred to finance the Skype Acquisition, as described further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(10)

This amount represents the net interest expense, including amortization of original issuance discount and deferred financing cost, incurred for the year ended December 31, 2010 in connection with the outstanding indebtedness incurred to finance the Skype Acquisition, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(11)

Per share information is not provided for the Predecessor periods from the year ended December 31, 2006 to the period ended November 18, 2009 because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies.

(12)

The weighted average shares used in the calculation of the unaudited pro forma per share data includes the additional         million shares as of December 31, 2010 which (when multiplied by the assumed initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the pro rata estimated underwriting discounts and commissions and the pro rata estimated offering expenses payable by us) would have been required to be issued to generate net proceeds sufficient to pay the aggregate $             million payment pursuant to our Management Services Agreement referred to in footnote (3) to this table. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate pro forma basic and diluted net loss per share and weighted average shares.

Selected Balance Sheet Data

	Predecessor			Successor
	As of December 31,			As of December 31,
	2006	2007	2008	2009		2010
	(thousands of U.S. dollars)
Selected Balance Sheet Data:
Cash and cash equivalents	$92,837	$115,884	$260,187	$114,077	(1)	$142,465
Total current assets	121,953	154,234	319,804	202,445		243,387
Property and equipment, net	7,123	9,075	6,040	13,238		36,523
Goodwill	2,575,931	1,919,341	1,836,562	2,372,779	(2)	2,372,779
Intangible assets, net	235,711	188,204	112,934	788,118	(3)	637,688	(3)
Total assets	2,944,758	2,275,410	2,282,535	3,409,704		3,317,855

Accrued expenses and other current liabilities	39,658	46,359	65,159	90,852		121,100
Deferred revenue and user advances	56,219	89,419	108,012	142,600		176,681
Total current liabilities	111,740	170,463	219,893	302,246		353,726
Long term debt(4)	—	—	—	772,220		686,348
Total liabilities	150,730	186,007	222,493	1,172,131		1,071,165
Total invested / shareholders’ equity	2,794,028	2,089,403	2,060,042	2,237,573		2,246,690
Total liabilities and invested / shareholders’ equity	$2,944,758	$2,275,410	$2,282,535	$3,409,704		$3,317,855

(1)

Cash and cash equivalents decreased as of December 31, 2009 compared to December 31, 2008 primarily as a result of the repayment to eBay of a portion of its investment in the Skype Companies in the amount of $271.8 million immediately prior to the completion of the Skype Acquisition, as described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	This amount represents the excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities in the Skype Acquisition, which has been recorded as goodwill.
(3)

This amount represents the identifiable intangible assets acquired in connection with the Skype Acquisition and the Joltid Transaction. As a result of the Skype Acquisition, the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009 and 2010.

(4)

These amounts represent the outstanding amount as of December 31, 2009 and 2010 of long-term debt incurred to finance the Skype Acquisition, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Selected Cash Flow Data

	Predecessor		Successor
	Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009		Year ended December 31, 2010
	(thousands of U.S. dollars)
Selected Cash Flow Data:
Net cash provided by (used in) operating activities:	$148,801	$128,049	$(150,913	)(1)	$156,848
Net cash used in investing activities:	(4,964)	(11,733)	(1,958,981	)(2)	(35,024)
Net cash provided by (used in) financing activities:	13,305	(263,302)	2,082,013	(3)	(86,862	)(4)

(1)

This amount was impacted by outgoing cash payments of $94.4 million in connection with the Joltid litigation settlement as part of the overall Joltid Transaction. For more information see “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus. In addition, net cash of $98.7 million was also paid as fees and expenses in connection with the Skype Acquisition.

(2)

This amount includes $1.9 billion in cash paid to eBay as a portion of the consideration in the Skype Acquisition. In addition, $34.6 million was paid to acquire intangible assets as part of the Joltid Transaction we entered into prior to the Skype Acquisition.

(3)

This amount includes $681.7 million net proceeds from indebtedness incurred in connection with the Skype Acquisition and $1.4 billion in net cash proceeds from the issuance of ordinary shares in the Skype Acquisition.

(4)

This amount primarily reflects the refinancing of our Amended Five Year Credit Agreement and the contemporaneous repayment of the entire $125.0 million outstanding payment-in-kind loan agreement with eBay.

Key Metrics

We monitor certain key operating metrics that we believe drive our financial performance, including net revenues, and that we use to measure usage during different periods of the year to manage our business and to help identify potential fraudulent activities. These metrics are derived from our operational systems, as opposed to our financial reporting systems. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics, enhance our operational systems to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Our registered user metric is subject to a degree of overstatement. Other metrics are subject to uncertainties and inaccuracies and may be overstated or understated. For more information, see “Risk Factors—The number of our registered users overstates the number of unique individuals who register to use our products,” “—Our connected users metric is subject to uncertainties and may overstate the number of users who actively use our products,” “—Our paying user and communications services billing minutes metrics are subject to a degree of inaccuracy due to fraudulent transactions and our method of calculating these metrics.” and “—The peer-to-peer nature of our software architecture makes it difficult to determine certain operational metrics.”

We describe below how we calculate each of these metrics, as well as certain key assumptions relating to these metrics. We exclude from our registered, connected and paying user metrics those users that have become users through non-controlled entities in which we hold a minority interest because they do not contribute to net revenues in our statement of operations. As we present average revenue per paying user as a related metric, we believe it would not be appropriate to include paying users of such entities in this metric. Accordingly, we exclude registered, connected and paying users of our only non-controlled entity, Tel-Online Limited, which is our Chinese investment in which we hold a 49% interest and our partner, Tom Online, holds a majority interest. We also exclude from our communications services billing minutes metric minutes of Skype users through Tel-Online Limited.

Registered users. We calculate registered users as the cumulative number of user accounts at the end of the relevant period. The registered user figure overstates the number of unique users because, among other things, users may register more than once and, as a result, may have more than one account, and some users engage in fraudulent activities that result in the creation of spurious user accounts.

Connected users. We calculate connected users as the number of user accounts, averaged over a three month period, that log in to the Skype software client, either manually or automatically, in a given calendar month. We also include in connected users the number of users, averaged over a three month period, who have a valid Skype software certificate (for example, a mobile phone with the Skype software client installed) that is checked and has been validated during the past thirty days.

The number of connected users is subject to uncertainties and may not be indicative of users actively using our products during a given period. For example, for a number of our users, once a user has downloaded our software onto their device, the software will automatically be logged in to when the device is turned on even if the customer takes no steps to affirmatively engage our software client after initial registration. In addition, a number of connected users in a given period includes the creation and use of spurious user accounts. By contrast, users accessing Skype from behind a firewall may not be captured in our systems as connected users.

Paying users. We calculate paying users as the number of unique user accounts, averaged over a three month period, who make a successful SkypeOut call using Skype credit on a pay-as-you-go basis in a given calendar month or that had an active subscription at any time during such calendar month. A user need not be logged in to the Skype software client to be considered as having made a successful SkypeOut call; for example, the user may utilize our Skype To Go or Call Forwarding paid products, which do not require users to log in to the Skype software client. Thus, there may be user accounts in a particular period that are counted as paying users but are not counted as connected users. We strive to eliminate from our number of paying users any users who only made SkypeOut calls utilizing promotional, free Skype credit or promotional subscriptions services. Our operational systems may fail to classify properly these users, and accordingly this metric is subject to potential inaccuracies.

Communications services billing minutes. We calculate communications services billing minutes as the cumulative number of minutes that Skype users were connected to our communications services products, which mainly comprise billing minutes related to SkypeOut calls to traditional fixed-line or mobile telephones during a relevant period. A user does not need to be logged in to the Skype software client to register a billing minute; for example, the user may make a Skype To Go call or use Call Forwarding, which do not require users to log in to the Skype software client. Due to the rounding up of our billing system, this number will exceed the aggregate number of minutes of such calls our users made. We strive to eliminate from this number minutes attributable to SkypeOut calls made utilizing promotional, free Skype credit or promotional subscriptions services, or other free calls. Our operational systems may fail to classify properly these minutes, and accordingly this metric is subject to potential inaccuracies.

Skype-to-Skype minutes. We define Skype-to-Skype minutes as an estimate of the number of minutes in which a Skype user is simultaneously connected via a free Skype call with another Skype user. We derive this by collecting reports at regular intervals from selected points in the Skype user network and aggregating them in order to quantify the number of parallel calls. The estimated activity is designed to count one Skype-to-Skype minute per minute of conversation between two simultaneous users on a call, and 0.5 Skype-to-Skype minutes per minute of conversation for each additional user on a multi-party call involving three or more users.

The table below shows our registered users as of the relevant dates specified below as well as the average monthly connected users and average monthly paying users for the three months ended on the relevant dates specified below. Unless otherwise specified, the terms “average monthly connected user” and “average monthly paying user” as used below and in this prospectus represent a three month average of the relevant user metrics for each month within the period. Therefore, our average monthly connected users and our average monthly paying users are shown for the three months ending each period, which represents the sum of the monthly connected user and monthly paying user figures, respectively, for each individual month, divided by three.

	As of or for the three months ended, as applicable,
	December 31, 2008	December 31, 2009	December 31, 2010
	(millions)
Registered users(1)	325	474	663
Average monthly connected users(2)	75	105	145
Average monthly paying users	5.8	7.3	8.8

(1)

Our registered users number as of December 31, 2008, 2009 and 2010 includes 17 million, 20 million, and 21 million users, respectively, who registered through their MySpace account. We believe that MySpace registered users are infrequent users of Skype products. The agreement with MySpace, through which users were able to register through MySpace, expired on November 27, 2010 and was not renewed by us. The registered users number in the table above excludes users that have registered on Skype through our investment to address the Chinese market, Tel-Online Limited; the number of users that registered through Tel-Online Limited amounted to 80 million, 86 million and 91 million as of December 31, 2008, 2009 and 2010, respectively.

(2)

Our average monthly connected users number for the three months ended December 31, 2008, 2009 and 2010 includes 4 million, 2 million and 0.2 million users, respectively, who registered through their MySpace account. We believe that MySpace connected users are infrequent users of Skype products. The agreement with MySpace, through which users were able to register through MySpace, expired on November 27, 2010 and was not renewed by us. The average monthly connected users number in the table above excludes users that have connected to Skype through our investment to address the Chinese market, Tel-Online Limited; the average monthly connected users that connected through Tel-Online Limited amounted to 3 million, 2 million and 3 million for the three months ended December 31, 2008, 2009 and 2010, respectively.

The table below shows average communications services revenue per paying user for each of the periods presented. Average communications services revenue per paying user for a given fiscal year represents our net revenues derived from our communications services for such year divided by the average paying users for such year. For these purposes, “paying users” represent the average of the average monthly paying users for each of the four quarters in the relevant fiscal year.

	For the year ended December 31,
	2008	2009	2010
	(U.S. dollars)
Average communications services revenue per paying user	$102	$98	$97
The table below shows our communications services billing minutes and Skype-to-Skype minutes for each of the periods presented:
	For the year ended December 31,
	2008	2009	2010
	(billions)
Communications services billing minutes	6.9	10.7	12.8
Skype-to-Skype minutes	65.5	113.0	194.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information for the year ended December 31, 2009 has been developed by applying pro forma adjustments to our historical consolidated financial statements for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009 appearing elsewhere in this prospectus. For presentation purposes only, we refer in this prospectus to the Predecessor’s combined financial statements of the Skype Companies and the Successor’s consolidated financial statements collectively as our “consolidated financial statements.”

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2009 gives effect to the Skype Acquisition as if it had occurred on January 1, 2009 and excludes certain non-recurring charges associated with the Skype Acquisition. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The unaudited pro forma condensed consolidated financial information, which has been prepared and presented in accordance with Article 11 of Regulation S-X, does not purport to represent what our actual consolidated results of operations would have been had the Skype Acquisition actually occurred on the date indicated, nor is it necessarily indicative of future consolidated results of operations. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2009

	Predecessor	Successor	Pro forma adjustments		Pro forma
	Period from January 1 to November 18, 2009	Period from November 19 to December 31, 2009			Year ended December 31, 2009
	(thousands of U.S. dollars, except per share information)
Net revenues	$626,458	$92,445	$—		$718,903
Cost of net revenues	298,334	45,647	31,926	(1)	375,907

Gross profit	328,124	46,798	(31,926)		342,996

Operating expenses:
Sales and marketing	104,279	16,710	(1,557	)(2)	119,432
Product development	38,462	6,565	—		45,027
General and administrative	48,688	112,274	(88,314	)(3)	72,648
Amortization of acquired intangible assets	55,453	13,284	45,570	(4)	114,307
Litigation settlement	343,826	—	—		343,826

Total operating expenses	590,708	148,833	(44,301)		695,240

(Loss)/income from operations	(262,584)	(102,035)	12,375		(352,244)
Interest income and other (expense), net	(2,549)	5,492	—		2,943
Interest expense	—	(10,387)	(79,257	)(5)	(89,644)

Loss before income taxes	(265,133)	(106,930)	(66,882)		(438,945)
Income tax expense / (benefit)	3,950	(7,209)	(18,139	)(6)	(21,398)

Net loss	$(269,083)	$(99,721)	$(48,743)		$(417,547)

Basic and diluted net loss per share (Class A through J):(7)		$(10.59)			$(44.35)
Weighted number of shares, basic and diluted (Class A through J):(7)		9,414,600			9,414,600

(1)

Reflects a net increase in cost of net revenues relating to the amortization of developed technology intangible assets acquired in connection with the Skype Acquisition. Acquired existing technologies have useful lives ranging from three to seven years and are amortized on a straight-line basis.

(2)

Reflects a decrease in sales and marketing expenses of $1.6 million relating to the elimination of cash bonus payments to certain Skype executives that vested upon the completion of the Skype Acquisition.

(3)

Reflects a net decrease in general and administrative expenses of $87.7 million relating to the elimination of transaction fees of $98.7 million directly relating to the Skype Acquisition, the elimination of $2.1 million in cash bonus payments to certain Skype executives that vested upon the completion of the Skype Acquisition, and the addition of $12.5 million relating to monitoring fees that are payable under management service agreements entered into with certain shareholders of Skype in connection with the Skype Acquisition. See “Certain Relationships and Related Party Transactions—Management Service Agreements.”

(4)

Reflects a net increase in the amortization of acquired intangible assets expenses including customer lists and user base (two to three year useful life), trademarks and trade names (ten year useful life) and other intangible assets acquired in connection with the Skype Acquisition. Each of these intangible assets is amortized over its estimated useful life on a straight-line basis.

(5)

Reflects an increase in interest expense of $79.3 million consisting of additional interest expense of $69.4 million on the Five Year Credit Agreement and the payment-in-kind loan agreement with eBay entered into in connection with the Skype Acquisition, and $9.9 million relating to amortization of the original issuance discount and deferred financing costs associated with the Five Year Credit Agreement.

(6)	Reflects the income tax effect of the pro forma adjustments at the statutory tax rate in effect in the jurisdiction to which the underlying pro forma adjustment related.
(7)

Per share information is not provided for the Predecessor period because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See “Risk Factors” and “Forward-Looking Statements” for a discussion of some of the uncertainties, risks and assumptions associated with those forward-looking statements.

Overview

Skype is a global technology leader that enables real-time communications over the Internet. Our software-based communications platform offers high quality, easy-to-use tools for Skype consumers and businesses to communicate and collaborate globally through voice, video and text conversations.

We believe the growth, scale and engagement of our user base are primary drivers of our business. Our user base has grown rapidly since we were founded in 2003. From the three months ended December 31, 2009 to the three months ended December 31, 2010, we grew our average monthly connected users by 38% from 105 million to 145 million. Our user base is geographically and demographically diverse, and our software is used by people throughout the world. For example, for the fourth quarter of 2010, users registered in the United States represented approximately 17% of our total connected users; no other single country represented more than 8% of our connected users. We believe that our software has broad appeal and is actively used by people across gender, age and income groups. We believe our users are also highly engaged in using our product and this engagement has increased over time: in the fourth quarter of 2010, our connected users spent an average of 140 minutes per month using Skype for voice and video communication compared to 122 minutes per month in the fourth quarter of 2009.

The growth in our user base has translated into revenue growth. Our net revenues have historically been driven by the increasing use of our SkypeOut product, which enables Skype users to make low-priced calls to landlines and mobile devices on a pay-per-minute or subscription basis. Users of our paid communications services products, including SkypeOut, pay us in advance of their use of our products, and the growing popularity of our subscription-based products is providing us with more predictability of our future revenues.

Our primary costs associated with our net revenues are costs incurred by us to have SkypeOut calls connected, or “terminated,” on a landline or wireless network. As we have grown our business and entered into agreements with more telecommunications carriers to connect SkypeOut calls, we have been able to negotiate lower termination costs. As a result, cost of net revenues relating to our SkypeOut product has been increasing at a slower rate than our net revenues from the product, enabling us to improve our gross margin.

We believe our business is also characterized by low operating expenditures. In particular, our business and user communities benefit from network effects, whereby Skype products become more valuable as more people use them, thereby creating an incentive for current users to encourage new users to join. As more users join and attract others, Skype creates more value for users, thereby increasing engagement. These positive network effects have helped us grow our user base and establish Skype as a well-recognized brand in Internet communication, without requiring us to make significant investments in sales and marketing activities.

Our relatively low capital expenditures are primarily due to the “peer-to-peer” architecture that enables our software platform and leverages the network resources of our users to connect them. This architecture provides us with a significant cost advantage because we are not required to build or maintain a physical communications network, such as a wire or fiber optic network or cellular infrastructure. As a result, we can add new users and provide them with a wide range of products at minimal incremental cost to us, allowing us to offer many of our products for free. Furthermore, we have relatively low cash tax expense, expressed as a percentage of our income or loss before income taxes.

Our financial structure has allowed us to generate cash from operating activities that we are reinvesting in our business. We are continuing to invest in our core products, such as SkypeOut, because we believe that there is significant growth potential for these businesses. For example, we estimate that average monthly paying users of our communications services products represented approximately 6% of our average monthly connected users for the three months ended December 31, 2010, indicating that we have potential to continue to grow our paying user base substantially and attract new users of our existing products. Further, we believe that our connected users represent less than 9% of global Internet users as of June 30, 2010. In addition, we have invested and are continuing to invest in improving and diversifying our portfolio of products, in particular our Skype Enterprise products as well as advertising-based products, and across multiple communications platforms and devices. As described in more detail in “Business,” our current major initiatives to broaden and diversify our revenue streams include continuing to grow our user base, increasing Skype free and paid usage, extending our relationship with our users, developing new monetization models, and growing our user base through Skype Enterprise.

We are also continually focused on addressing the main challenges and risks to our business. As the growth and scale of our user base and specifically the number of paid users are primary drivers of our business, we believe that the key challenges that we face in our highly competitive market are continuing to attract new registered users, retaining our connected users and converting non-paying current and future users into paying users. To address these challenges, our strategy focuses on continuing to grow our connected and paying user base and on increasing usage of our free and paid products to extend our relationship with our users. We are also seeking to diversify our user base to include more enterprise users. This strategy is described in more detail under “Business—Strategy.”

Our management is similarly focused on addressing the challenges inherent in our rapid growth as a business and an organization. As mentioned above, from a business perspective, we have invested and are continuing to invest in diversifying our portfolio of products, including through acquisitions when appropriate, with the objective of extending the use of Skype in new markets. Management is focused on diversifying our product portfolio, integrating new operations such as the Qik business, prioritizing new products in an optimal manner and addressing technological challenges and the differing needs of customers of these new products. We have a short operating history and operate in a new and rapidly evolving market. We have expanded our headcount, facilities and infrastructure and we anticipate that further expansion in certain areas will be required for us to operate as an independent public company and for the development of some of our businesses. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. We are addressing these challenges by continuing to invest in our infrastructure, administrative systems and our workforce in order to build the resources to manage our growth.

In addition, as we become a public company and our business continues to grow, we may encounter further regulatory scrutiny of our products. In order to address this, we closely monitor our regulatory position throughout the world and engage frequently with regulators, as appropriate. In the event that our regulatory positioning were to change, we may need to make changes to our products, processes, organization and infrastructure, which could be costly and difficult.

Skype Acquisition

On November 19, 2009, Skype Global acquired the Communications business segment of eBay for consideration valued at $2.7 billion. The Skype Acquisition was accounted for as a business combination using the acquisition method. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill in the amount of $2.4 billion. Among other things, the purchase accounting adjustments established increased bases of intangible assets for our customer lists and user base, trademarks and trade names and developed technology. In order to fund the Skype Acquisition in part we incurred long-term indebtedness with an outstanding balance of $807.2 million as of December 31, 2009. We refinanced this debt in February 2010, and aggregate borrowing of $724.9 million was outstanding on December 31, 2010. As a result of the Skype Acquisition and related borrowings, interest expense and non-cash amortization of acquired intangible assets charges have significantly increased.

Qik Acquisition

In January 2011, we acquired Qik Inc., a provider of mobile video software, for approximately $121 million of initial cash consideration and additional payments to employees for future service of approximately $29 million (the “Qik Acquisition”). Qik is a provider of mobile video software and services that enable individuals to capture, share and store video using mobile devices. As part of the Qik acquisition, we added 63 employees from Qik in January 2011. We used $96.0 million of cash from our balance sheet to pay the up-front purchase price and we borrowed a further $25.0 million from our $30.0 million line of credit under the Amended Five Year Credit Agreement to fund this acquisition.

Presentation of Financial Information

For details of our presentation of financial information throughout this prospectus of financial information and, in particular, how we account for the Skype Acquisition, see “Selected Financial Data.” In our management’s discussion and analysis, we refer to all periods prior to November 19, 2009, the date of the Skype Acquisition, as “Predecessor” periods, and all periods from such date as “Successor” periods. For presentation purposes only, we refer in this prospectus to the Predecessor’s combined financial statements of the Skype Companies and the Successor’s consolidated financial statements collectively as our “consolidated financial statements.” Furthermore, we have supplementally provided our consolidated net revenues, costs and expenses for the year ended December 31, 2009 on a pro forma basis, as if the Skype Acquisition had taken place on January 1, 2009. This pro forma statement of operations information excludes certain non-recurring charges associated with the Skype Acquisition. The pro forma adjustments applied to the historical amounts discussed below are the same as those presented in our “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto included elsewhere in this prospectus.

Key Factors Affecting Results of Operations

Net Revenues. Our revenues are driven mainly by growth in the number of our connected users and by their use of our paid products. We generate revenues primarily from the sale of our paid Internet communications services products. Our SkypeOut product, which has historically generated a substantial majority of our net revenues, enables Skype users to make low-priced voice calls using our Skype software client to traditional fixed line or mobile networks. Other communications services products include SkypeIn, which allows our users to receive incoming calls using our Skype software client from traditional fixed lines or mobile networks, voicemail, SMS, and Skype Access, which allows our users to connect to compatible WiFi networks through our Skype software client. These products are collectively referred to as our communications services products. The portion of our net revenues derived from the sale of our communications services products was 95%, 93% and 93% for 2008, pro forma 2009 and 2010, respectively. The portion of our net revenues attributable to our SkypeOut product represented 87%, 86% and 86% for 2008, pro forma 2009 and 2010, respectively. We license our software application and provide software updates free of charge to our users. Accordingly, we do not derive revenue from the licensing of these software products to users.

Our fees for communications services are primarily charged on a per-minute or subscription basis. Customers of our communications services pay us in advance of using our products. As a result, we record those advance payments as deferred revenue and user advances until we recognize them as revenue when our customers use our products. Our SkypeOut subscription products are a more recent addition to our products than pay-as-you-go, or “PAYG,” and their popularity has increased. The portion of our net revenues from communications services attributable to subscription products was 10%, 16% and 20% for 2008, pro forma 2009 and 2010, respectively. We expect this trend to continue as our user base grows and as our PAYG customers increasingly purchase our subscription products. Historically, we have earned less net revenue per billing minute under our subscription products when compared to the net revenue per billing minute under the pay-as-you-go price plans, although this difference has decreased more recently due to pricing actions and to other product optimization initiatives. This is due to users of subscription-based products generally paying a fixed-price and consuming on average more billing minutes per dollar paid than users that only use the pay-as-you-go product. If the popularity of our subscription products continues to grow in the future, or we continue to increase the selection of subscription-based products with unlimited calling features, our revenue per billing minute may continue to decrease in the future.

In addition, we have changed from time to time the pricing of both our pay-as-you-go and our subscription products. We may increase our pricing in the future or may need to decrease the price of our paid products for a number of reasons, including competitive pressures. These future increases and decreases in prices may impact our net revenues in the period in which they are implemented and thereafter.

Only a small percentage of our connected users have historically paid to use our products. For example, in the three months ended December 31, 2010, we generated communications services revenues from approximately 6% of our 145 million connected users (which represents a monthly average of connected users during the three month period), illustrating that substantially all of our revenues come from a small portion of our user base. While we are actively seeking to expand the user base that utilize our portfolio of products and to broaden and diversify our product offerings, we expect a high percentage of our revenues to continue in the foreseeable future to be derived from a small percentage of our overall connected users.

Historically, a substantial majority of our revenue has come from our consumer users. As we seek to develop new communications services products and expand our Skype Enterprise offerings, we expect our net revenues attributable to our consumer users to decrease as a percentage of total net revenues and our revenues from business users to increase both in absolute terms and as a percentage of total net revenues. In addition, as we seek to implement our strategy of expanding the use of Skype products across a broader spectrum of platforms, such as mobile devices, television and websites, we expect that our net revenues will, over time, be derived less from desktop users of Skype than has historically been the case. We also expect that the acquisition of Qik in January 2011 will accelerate our development of mobile video products, and that this may lead to a greater portion of our revenues in coming years being generated from mobile video communications services products than we have generated historically. However, we do not expect that the Qik portfolio of products will contribute material net revenues during 2011.

In addition to our communications services products, we also generate net revenue to a much lesser extent from marketing services and other services which allow businesses to leverage our user base to market their products, as well as other licensing arrangements. We expect net revenues from each of marketing services and other services to grow as a percentage of net revenues over time.

Furthermore, as exchange rates may fluctuate significantly between reporting periods, our net revenues may experience significant fluctuations in future periods for reasons unrelated to our operating performance. For more information, see “—Selected Quarterly Operating Results (unaudited)—Effects of Currency Fluctuations on Net Revenues.”

Cost of net revenues and gross margin. Amortization of acquired intangibles expense is the most significant indirect cost of net revenues. Since the Skype Acquisition in November 2009, our cost of net revenues has been adversely impacted as a result of an increase in basis of developed technology intangible assets acquired therein. The net amount of acquired intangibles was $112.9 million as of December 31, 2008, as compared to $788.1 million as of December 31, 2009 and $637.7 million as of December 31, 2010. In the Predecessor period from January 1, 2009 to November 18, 2009, our cost of net revenues represented 47% of net revenues, compared to 49% during the Successor period from November 19, 2009 to December 31, 2009, which increase was primarily the result of the purchase accounting adjustments made in connection with the Skype Acquisition, as described above under “—Skype Acquisition.” This increased amortization is expected to have a negative impact on our results of operations for the foreseeable future.

The most significant direct cost of net revenues are termination costs, which are fees paid to telecommunications carriers to connect, or “terminate,” SkypeOut calls to landline and wireless networks. The portion of our cost of net revenues attributable to termination costs was 72%, 64% and 63% for 2008, pro forma 2009 and 2010, respectively. Other costs of net revenues consist of payment processing fees, chargebacks, site operations and customer support. Payment processing fees are paid to third parties to process and collect payments from our users. Our site operations costs include the costs to support our website and network infrastructure. Our customer support function assists our users with queries about our products. We have increased our investment in our customer support function in recent periods to focus on improving the quality and timeliness of our responses to our users seeking assistance. We offer customer support both directly and through a third-party arrangement. Other indirect costs of net revenues include employee-related costs to support carrier relations, payment processing services and site operations.

Compared to our communications services products, cost of net revenues relating to our marketing services are relatively low. For example, we incur minimal costs to allow for third-party software downloads to occur at the same time users download the Skype software client.

We realized gross margins, which we define as the difference between our net revenues and our cost of net revenues, expressed as a percentage of net revenue, of 47%, 48% and 52% for 2008, pro forma 2009 and 2010, respectively. The period-over-period improvements have primarily been driven by reductions in termination costs as a result of the cost advantages associated with expanding our network of providers of termination minutes and the diversification of our revenue streams, particularly through marketing services, including sponsored downloads and other licensing arrangements. In addition, our gross margin was positively affected by price actions that we took in January 2007, September 2009 and September 2010. In the pro forma 2009 period and 2010, the positive trends in gross margin were partially offset by the negative impact of increased amortization expense as a result of the acquired developed technology assets made in connection with the Skype Acquisition.

We expect our gross margin to be relatively stable in the foreseeable future. We may experience modest improvement as we seek to diversify and expand our revenue sources, including marketing services and other services, which have lower associated costs, while continuing to seek to negotiate reductions in termination costs. However, we expect our gross margins to continue to be negatively affected by the increased amortization expense of developed technology intangible assets, the shift from pay-as-you-go to subscription products and our continued investment in our infrastructure and customer support functions. In addition, our gross margin may be affected, either positively or negatively, by a broad range of other factors and events. As a result, we cannot assure you that our future gross margin will be stable or that it will not decline.

Operating expenses. Our operating expenses consist of sales and marketing expenses, product development expenses, general and administrative expenses (including transaction costs associated with the Skype Acquisition), the Joltid litigation settlement, impairment of goodwill and amortization of intangible assets. We discuss below our primary operating expenses.

Sales and marketing. Sales and marketing expenses consist primarily of advertising, marketing and public relations programs as well as employee compensation for staff focused on sales and marketing activities. We direct customers to our website primarily through a number of online marketing channels such as sponsored search, portal advertising, email campaigns and other initiatives. We have the ability to vary our marketing expenses based on growth in revenue and in light of changes in advertising rates. We expect sales and marketing expenses to increase in aggregate amount in future periods as we increase our sales and marketing activities to support and promote our growing portfolio of product offerings, including marketing and distribution costs relating to our Skype Enterprise products, as well as the Skype brand more generally. We expect our sales and marketing expenses to fluctuate in future periods, both in aggregate and as a percentage of net revenues.

Product development. Product development expenses consist primarily of employee compensation costs and third-party developer costs that are incurred in connection with the enhancement of the existing Skype software and the development of new products. The costs for research, including predevelopment efforts prior to establishing technological feasibility of new software, and development of new products enabled by our software, are expensed as incurred. In addition, we have benefited historically from relatively low employee costs related to product development compared to many of our competitors, as the majority of our engineers and developers have been based in Tallinn, Estonia. We have recently begun to expand our product development employee base in jurisdictions with higher labor and real estate costs, for example with the planned expansion of our Silicon Valley office which is focusing on developing Skype products for multiple platforms, which is expected to result in relatively higher product development costs. As of December 31, 2010, 374 of our 911 employees, or 41% of our workforce, worked in product development, and we intend to add approximately 200 additional product developers in 2011. In addition, as part of the Qik acquisition in January 2011, we added 63 employees from Qik in January 2011, of whom 47 were product development employees based in Russia. As a result of these initiatives, we expect product development expenses to continue to increase both in absolute terms and as a percentage of net revenues in future periods as we continue to invest in and expand our portfolio of products, such as our Skype Enterprise products and products that are designed for platforms other than desktops, such as mobile devices, televisions and the Internet. In particular, we expect a substantial majority of the approximately $29 million of additional payments to employees for future service resulting from the Qik acquisition will be recognized as a product development expense over a three-year period from 2011 to 2013.

General and administrative. General and administrative expenses consist primarily of employee compensation, including our executive leadership, legal costs and professional fees, management service and advisory fees, transaction costs directly associated with the Skype Acquisition and corporate allocations. Our legal-related costs are mainly incurred in connection with various ongoing litigations and can fluctuate from period to period.

The consummation of this offering will trigger payments in the aggregate amount of $             to affiliates of Silver Lake, eBay, the CPPIB Equity Investments Inc., Andreessen Horowitz and Joltid under management services agreements, which become payable at the time of this offering. For more information, see “Certain Relationships and Related Party Transactions.”

As we become a public company and operate as a stand-alone company, we expect to incur additional operating expenses which could be substantial as a percentage of our revenue, including investor relations, insurance, shareholder administration and regulatory compliance costs, to comply with our obligations under the Sarbanes-Oxley Act and other applicable laws and regulations.

In the short term, we expect general and administrative expenses to increase both in absolute amounts and as a percentage of net revenues as a result of the costs associated with becoming a public company, but in the long-term we expect them to remain stable or decrease as a percentage of net revenues.

Litigation settlement. Prior to the closing of the Skype Acquisition, we and eBay reached a settlement with Joltid regarding our use of technology that facilitates communications in the peer-to-peer network of Skype users. In connection with the settlement, we acquired ownership of the intellectual property rights in the software and related technology known as the “Global Index.” As part of the settlement, Joltid received an approximate 10% share in our share capital, valued at the time at $224.0 million, a cash payment of $85.0 million, and a warrant to purchase an additional 98,680 of our shares valued at $17.2 million, equivalent to a 1% equity stake at such time, exercisable until the earlier of November 19, 2019 or the occurrence of a reorganization event, as defined in the warrant. The warrant has since been transferred to SEP Investments Pty Limited, an entity unaffiliated with Joltid; for more information on the terms of the warrant, see “Capitalization—Warrants.” Joltid also made an investment in us by investing $80.0 million in the Company in consideration for an additional approximate 3.4% share in the equity of the Company at such time. In addition, we made payments or commitments to invest an additional $32.3 million to certain affiliated parties of Joltid and reimbursed $20.0 million in legal expenses incurred by Joltid. The aggregate settlement of $378.4 million resulted in a net charge of $343.8 million recorded in the statement of operations for the Predecessor period from January 1, 2009 to November 18, 2009 and reflects the estimated fair value of the net cash and equity relinquished in the settlement less the estimated fair value of intellectual property acquired from Joltid.

In this prospectus, we refer to the settlement with Joltid, our acquisition of the Global Index technology and Joltid’s investment in us collectively as the “Joltid Transaction.” For more information on the Joltid Transaction, see “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

Impairment of Goodwill and Amortization of Intangible Assets. We carry significant goodwill and intangible asset balances in our statement of financial position that arose upon the Skype Acquisition. The goodwill presented in the Successor period arose upon the establishment of a new basis of accounting in connection with the Skype Acquisition and replaced the goodwill balance presented in the Predecessor period, which arose upon the acquisition by eBay in 2005. We are currently determining the amount of goodwill and intangible assets to recognize in connection with the Qik Acquisition, which we will reflect in our financial statements for the first quarter of 2011. Goodwill is tested annually for impairment, or on an interim basis if events and circumstances indicate that goodwill may be impaired, and requires estimates of future operating results and operating cash flows. The estimates are derived from our long-term financial outlook; however, due to the early-stage nature of the business and our developing revenue model, there is an increased risk of differences between projected and actual performance that could impact future estimates of the fair value of the Company. The total goodwill balance as of December 31, 2010 was $2.4 billion. This amount, recognized at the time of the Skype Acquisition, represents the excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities acquired in the Skype Acquisition. We conducted our annual test of impairment during the fourth quarter of 2010, which concluded that there was no impairment charge to record in 2010. Events or changes in circumstances may indicate that the carrying amount of the goodwill balance is not recoverable, resulting in an impairment charge in the future. In 2007, we recorded a charge of $1.4 billion impairment of the goodwill originally recognized upon our acquisition by eBay in 2005. The impairment charge was determined by comparing the carrying value of goodwill in eBay’s Communications reporting unit with the implied fair value of the goodwill, based on the estimation of future operating results and cash flows discounted using an estimated discount rate.

Other identifiable intangible assets in the amount of $788.1 million as of December 31, 2009 and $637.7 million as of December 31, 2010 consist of assets acquired in connection with the Skype Acquisition, including acquired customer lists and user base, trademarks and trade names, and developed technologies and are being amortized over the shorter of the contractual life or the estimated useful life ranging from two to ten years.

Realized loss on amended credit agreement. The realized loss on amended credit agreement of $13.5 million was recognized in 2010 as a result of the amendments in February 2010 to our Five Year Credit Agreement. For information regarding the Five Year Credit Agreement we entered into in November 2009 to finance, in part, the Skype Acquisition and the amendment thereof, see “—Liquidity and Capital Resources—Indebtedness.”

Interest income and other (expense), net. Interest income and other (expense), net, consists of interest earned on cash, cash equivalents and investments, as well as foreign exchange transaction gains and losses and other miscellaneous transactions not related to our primary operations, such as expenses or income associated with our minority equity investments and at-cost investments. Interest expense incurred on our long-term debt is included separately in our results of operations under “—Interest expense,” below.

Interest expense. Our interest expense comprises the expense incurred on our long-term debt. On November 19, 2009, we incurred $806.7 million of indebtedness to finance the Skype Acquisition, of which

$681.7 million was attributable to the Five Year Credit Agreement and $125.0 million was a payment-in-kind loan agreement with eBay, each of which is described under “—Liquidity and Capital Resources—Indebtedness.” We refinanced this long-term debt in February 2010, increasing the term loan borrowings and repaying the full amount of the payment-in-kind loan (including accumulated and unpaid interest) from the increased principal amount and from operating cash. As of December 31, 2010, $724.9 million was outstanding under our Amended Five Year Credit Agreement. We have the option to prepay the Amended Five Year Credit Agreement at any time, and we are required to prepay it from excess cash flow when certain financial tests are met. For further details, see “—Liquidity and Capital Resources—Indebtedness.”

Income tax. Skype is a global business that operates across multiple taxing jurisdictions. Our favorable geographic mix of income contributes to lowering our overall tax expense. In particular, while our income is generated predominantly by our Luxembourg operating company, our tax expense is significantly lower than the amount computed by applying the Luxembourg statutory tax rate to pre-tax U.S. GAAP income because our taxable income is reduced as a consequence of, among other items, our intercompany licenses of intellectual property and historic net operating losses in Luxembourg. Our cash outflows relating to our taxes for the year ended December 31, 2010 consisted primarily of foreign withholding tax of $4.8 million.

However, the effects described above are partially offset by expenses for which we cannot recognize a current deduction for tax purposes. Furthermore, we have taxable income in some countries and losses in others (in part as a result of our intercompany licensing transactions). Losses in one country cannot be used to offset income in other countries. Additionally, we do not recognize tax benefits of losses, if we believe it is more likely than not that such losses will not be utilized. These factors have contributed to fluctuations in our historical tax expense from period to period. We expect our tax expense will continue to fluctuate from period to period.

At December 31, 2010, we had net operating loss carryforwards of $2.1 billion, of which $1.9 billion related to our Luxembourg operations and $0.2 billion related to our Irish operations. Our ability to utilize net operating loss carryforwards is influenced by a number of factors, including insufficient future taxable income and changes in our ownership. We currently do not expect to utilize the net operating loss carryforwards related to our Irish operations because they currently do not generate income from operations.

At December 31, 2010, we had a valuation allowance of $511.3 million against our deferred tax assets, including those relating to net operating loss carryforwards relating to our Luxembourg and Irish operations.

Tax benefits or charges associated with movements in valuation allowances are generally reflected in our results of operations except for those relating to equity transactions, which are reflected in our shareholder equity.

Tax authorities in various countries examine our tax return from time to time. We provide tax reserves for uncertainties associated with our tax benefits/(expense). We had tax reserves of $2.2 million as of December 31, 2010.

We believe that, for the foreseeable future, cash required for the payment of income taxes is typically expected to be less than 10% of our pre-tax income.

The determination of taxable income in any jurisdiction is dependent, among other factors, upon the acceptance of our operational and intercompany transfer pricing practices by taxing authorities as being on an arm’s length basis. Due to inconsistencies in the application of this standard among taxing authorities, as well as the possibility that double tax treaty relief may be unavailable, transfer pricing challenges by taxing authorities could, if successful, substantially increase our reported income tax expense.

Effect of this Offering on Compensatory Stock Options

Under the Skype Equity Incentive Plan, certain performance-based stock options for our ordinary shares vest based upon the achievement of return thresholds in a liquidity event such as the completion of this offering.

Since the occurrence of a liquidity event that will trigger the eligibility of vesting for performance-based stock options is outside of the control of the Company or the option holders, compensation expense related to performance-based stock options will be recognized only when a liquidity event occurs based on the number of shares that become eligible for vesting. As of December 31, 2010, there was $31.0 million of unearned stock-based compensation, relating to Performance-Based Option awards made to our employees, directors, service providers and consultants under the Skype Equity Incentive Plan that we estimate will be recognized as an expense in our statement of operations in connection with or subsequent to the consummation of this offering. For a discussion of the Skype Equity Incentive Plan, see “Executive Compensation—Compensation Discussion & Analysis–Components of Executive Compensation—Long-Term Equity Incentives.”

Key Metrics

We monitor certain key operating metrics that we believe drive our financial performance, including net revenues, and that we use to measure usage during different periods of the year to manage our business and to help identify potential fraudulent activities. These metrics are derived from our operational systems, as opposed to our financial reporting systems. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics, enhance our operational systems to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business. For more information about the methodology of determination of our metrics, and the limitations thereon, see “Selected Financial Data—Key Metrics.”

The table below shows our registered users as of the relevant dates specified below as well as the average monthly connected users and average monthly paying users for the three months ended on the relevant dates specified below:

	As of or for the three months ended December 31,
	2008	2009	2010
	(millions)
Registered users(1)	325	474	663
Average monthly connected users(2)	75	105	145
Average monthly paying users	5.8	7.3	8.8

(1)

Our registered users as of December 31, 2008, 2009 and 2010 include 17 million, 20 million, and 21 million users, respectively, who registered through their MySpace account. We believe that MySpace registered users are infrequent users of Skype products. The agreement with MySpace, through which users were able to register through MySpace, expired on November 27, 2010 and was not renewed by us. The registered users numbers in the table above exclude users that have registered on Skype through our investment to address the Chinese market, Tel-Online Limited; the number of users that registered through Tel-Online Limited amounted to 80 million, 86 million and 91 million as of December 31, 2008, 2009 and 2010, respectively.

(2)

Our average monthly connected users number for the three months ended December 31, 2008, 2009 and 2010 includes 4 million, 2 million and 0.2 million users, respectively, who registered through their MySpace account. We believe that MySpace connected users are infrequent users of Skype products. The agreement with MySpace, through which users were able to register through MySpace, expired on November 27, 2010 and was not renewed by us. The average monthly connected users number in the table above excludes users that have connected to Skype through our investment to address the Chinese market, Tel-Online Limited; the average monthly connected users that connected through Tel-Online Limited amounted to 3 million, 2 million and 3 million for the three months ended December 31, 2008, 2009 and 2010, respectively.

The table below shows average communications services revenue per paying user, which represents our net revenues derived from our communications services products for the relevant period divided by the average paying users for such period:

	For the year ended December 31,
	2008	2009	2010
	(U.S. dollars)
Average communications services revenue per paying user	$102	$98	$97

The table below shows our communications services billing minutes and Skype-to-Skype minutes for each of the periods presented:
	For the year ended December 31,
	2008	2009	2010
	(billions)
Communications services billing minutes	6.9	10.7	12.8
Skype-to-Skype minutes	65.5	113.0	194.3

Results of Operations

Summary results of operations for Predecessor 2008, Predecessor 2009, Successor 2009, Pro Forma 2009 and Successor 2010

The Successor period for November 19, 2009 to December 31, 2009 and all following periods include the effect of the purchase price related to the Skype Acquisition being allocated to assets and liabilities based on their estimated fair value on November 18, 2009. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for more information. As a result, the consolidated financial statements for the Successor period are not directly comparable to those of any prior period.

For purposes of the discussion that follows, we have supplementally provided our consolidated net revenues, costs and expenses for the year ended December 31, 2009 on a pro forma basis, as if the Skype Acquisition had taken place on January 1, 2009. Our pro forma information gives effect to the Skype Acquisition as if it had occurred on January 1, 2009 and excludes certain non-recurring charges associated with the Skype Acquisition. For more information, see “Unaudited Pro Forma Condensed Consolidated Financial Information” and the related notes included elsewhere in this prospectus. The pro forma adjustments are the same as those described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and have been applied based upon the requirements of Article 11 of Regulation S-X.

The following table sets forth our consolidated results of operations for the Predecessor period from January 1, 2009 to November 18, 2009, the Successor period from November 19, 2009 to December 31, 2009 and the pro forma year ended December 31, 2009.

	Predecessor Jan. 1 – Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Pro forma Year ended December 31, 2009
	(thousands of U.S. dollars)
Net revenues	$626,458	$92,445	$718,903
Cost of net revenues	298,334	45,647	375,907

Gross profit	328,124	46,798	342,996

Operating expenses:
Sales and marketing	104,279	16,710	119,432
Product development	38,462	6,565	45,027
General and administrative	48,688	112,274	72,648
Amortization of acquired intangible assets	55,453	13,284	114,307
Litigation settlement	343,826	—	343,826

Total operating expenses	590,708	148,833	695,240

Loss from operations	(262,584)	(102,035)	(352,244)
Interest income and other (expense), net	(2,549)	5,492	2,943
Interest expense	—	(10,387)	(89,644)

Loss before income taxes	(265,133)	(106,930)	(438,945)
Income tax (benefit)/expense	3,950	(7,209)	(21,398)

Net loss	$(269,083)	$(99,721)	$(417,547)

The following table sets forth our comparative statements of operations for the Predecessor year 2008, the pro forma year 2009 and the Successor year 2010:

	Predecessor Year ended December 31, 2008	Pro forma Year ended December 31, 2009	Successor Year ended December 31, 2010
	(thousands of U.S. dollars)
Net revenues	$551,364	$718,903	$859,815
Cost of net revenues	293,201	375,907	415,702

Gross profit	258,163	342,996	444,113

Operating expenses:
Sales and marketing	83,222	119,432	131,939
Product development	33,599	45,027	72,263
General and administrative	48,648	72,648	104,954
Amortization of acquired intangible assets	69,832	114,307	114,308
Litigation settlement	—	343,826	—

Total operating expenses	235,301	695,240	423,464

(Loss)/income from operations	22,862	(352,244)	20,649
Realized loss on amended credit agreement	—	—	(13,513)
Interest income and other (expense), net	10,297	2,943	4,817
Interest expense	—	(89,644)	(68,645)

(Loss)/income before income taxes	33,159	(438,945)	(56,692)
Income tax (benefit) expense	(8,447)	(21,398)	(49,787)

Net (loss)/income	$41,606	$(417,547)	$(6,905)

Net Revenues

The following table sets forth, for the periods presented, the breakdown of net revenues by type and geography. Revenues earned from our communications services are attributed to the relevant country based upon the user’s IP address location at the time of registration with Skype (as opposed to the location of the user or the user’s IP address at the time of the utilization of Skype). Users that registered in the United States are the only group that contribute more than 10% of our net revenues in any of the periods presented. Our non-United States revenues are primarily generated in Europe. Revenues earned from other products and services are attributed to the domicile of our contracting entity.

	Predecessor Year ended December 31, 2008	Predecessor Jan. 1 – Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Pro forma Year ended December 31, 2009	Successor Year ended December 31, 2010
	(thousands of U.S. dollars)
Net Revenues by Type:
Communications services	$526,341	$575,939	$89,517	$665,457	$799,895
Marketing services and other services	25,023	50,519	2,928	53,446	59,920

Total net revenues	$551,364	$626,458	$92,445	$718,903	$859,815

Net Revenues by Geography:
U.S.	$89,395	$101,850	15,022	$116,872	140,275
Non-U.S.	461,969	524,608	77,423	602,031	719,540

Total net revenues	$551,364	$626,548	$92,445	$718,903	$859,815

Comparison of the years ended December 31, 2010 and 2009

Net revenues during the year ended December 31, 2010 increased by $140.9 million or 19.6%, to $859.8 million compared to $718.9 million for the pro forma year ended December 31, 2009. The increase in net revenue was due primarily to our year-over-year increase in communications services billing minutes of 2.1 billion, a 20% increase from pro forma 2009, resulting in an increase in net revenues attributable to communications services of $134.4 million, or 20%, compared to pro forma 2009. The increase in billing minutes in 2010 was due primarily to the 19% increase in the number of monthly average paying users, to approximately 8.8 million, for the fourth quarter of 2010 as compared to the same period in 2009. The increase in net revenues was negatively impacted by $6.9 million attributable to foreign currency movements, due primarily to weakening of the Euro against the U.S. dollar, partially offset by the Australian dollar, Brazilian real, Canadian dollar, and Japanese Yen strengthening against the U.S. dollar.

In addition, our net revenues in the year ended December 31, 2010 were positively impacted by price actions that we took in September 2009 and September 2010. Net revenues attributed to the United States during the years ended December 31, 2010 and December 31, 2009 were 16% of our global net revenues during each of these periods. Net revenues earned from marketing services and other services increased by $6.5 million, or 12% in the year ended December 31, 2010 as compared to pro forma 2009. The increase in marketing services and other services revenues was due to an increase of $8.5 million from revenue we earned from sponsored software download arrangements and other advertising initiatives. This increase was offset in part by a $1.7 million decrease in revenue due to a change in the business model for our Skype store in the first quarter of 2009 whereby we stopped selling products directly and instead started selling products only on an agency basis. Pro forma net revenues for 2009 were equal to the arithmetic sum of the actual revenues for the Predecessor and Successor periods in 2009.

Comparison of the years ended December 31, 2009 and 2008

Net revenues for the Predecessor period from January 1, 2009 to November 18, 2009 were $626.5 million, and net revenues for the Successor period from November 19, 2009 to December 31, 2009 were $92.4 million. Pro forma net revenues for the year ended December 31, 2009 were equal to the arithmetic sum of the actual revenues for the Predecessor and Successor periods in 2009.

Net revenues for the pro forma year ended December 31, 2009 increased by $167.5 million, or 30%, to $718.9 million compared to $551.4 million during the previous year. The increase in net revenue was due primarily to our year-over-year increase in communications services billing minutes of 3.7 billion, a 54% increase from the same period in 2008, resulting in an increase in net revenues attributable to communications services of $139.1 million, or 26%, compared to 2008. The increase in billing minutes in 2009 was due primarily to the 26% increase in the number of monthly average paying users, to approximately 7.3 million, for the fourth quarter of 2009 as compared to the same period in 2008, as well as an increase in the popularity of Internet calling subscription products, which allow our users to make either a pre-determined or unlimited (subject to fair use policy) volume of Internet calls for one-, three- or twelve-month periods.

Revenue growth between periods was lower than the increase in billing minutes because we earned less revenue per billing minute under our subscription products as compared to our pay-as-you-go price plans. This is due to users of subscription-based products generally paying a fixed price and consuming on average more billing minutes per dollar paid than users that only use the pay-as-you-go products. This has contributed to the increase in the billing minutes as the popularity of subscription-based Internet calling has grown.

The increase in net revenues was partially offset by $36.8 million attributable to foreign currency movements, due primarily to the euro weakening against the U.S. dollar. The increase in net revenues was also partially offset by a $10.5 million decrease in the net revenues from products sold from the Skype store in pro forma 2009 as compared to 2008, due to a change in the business model for our Skype store in the first quarter of 2009 whereby we stopped selling products directly and instead started selling products only on an agency basis.

We believe that growth in connected users was due primarily to continued increased marketing initiatives, where we have experienced a continued uplift in exposure through the use of Skype on television programs, coupled with the increased popularity of our free video calling product, and the increased availability of our Skype software to users on a wider array of platforms, particularly mobile devices such as the iPhone. Net revenues attributed to the United States during the pro forma year ended December 31, 2009 and the year ended December 31, 2008 was 16% of our global net revenues during each of these periods.

Marketing services and other services revenue also increased during the pro forma year ended December 31, 2009, generating $53.4 million, compared to $25.0 million in 2008, due primarily to additional revenue earned from a third-party sponsored software download arrangement.

Cost of Net Revenues

The following table summarizes changes in cost of net revenues for the Predecessor year ended December 31, 2008, the pro forma year ended December 31, 2009 and the Successor year ended December 31, 2010. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Predecessor Year ended December 31, 2008	Predecessor Jan. 1 – Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Pro forma Year ended December 31, 2009	Successor Year ended December 31, 2010
	(thousands of U.S. dollars, except percentages)
Cost of net revenues	$293,201	$298,334	$45,647	$375,907	$415,702
As a percentage of net revenues	53.2%	47.6%	49.4%	52.3%	48.3%

Comparison of the years ended December 31, 2010 and 2009

Cost of net revenues was $415.7 million, or 48.3% of net revenues, for the year ended December 31, 2010, compared to cost of net revenues for the Predecessor period from January 1, 2009 to November 18, 2009 of $298.3 million, or 47.6% of net revenues, and cost of net revenues for the Successor period from November 19,

2009 to December 31, 2009 of $45.6 million, or 49.4% of net revenues. Cost of net revenues included costs of $4.2 million and $36.1 million due to the amortization of developed technologies acquired in the Skype Acquisition in the Successor period from November 19, 2009 to December 31, 2009 and in the year ended December 31, 2010, respectively. No such costs were incurred in the Predecessor period from January 1, 2009 to November 18, 2009.

In addition, cost of net revenues increased in 2010 by $39.8 million, or 11%, compared to our pro forma cost of net revenues in 2009, primarily as a result of an increase in termination costs of $21.6 million, or 9%, resulting from an increase in communications services billing minutes. Termination costs reflect amounts paid to procure termination minutes; therefore, as the number of billing minutes increases, termination costs increase as well. The increase in termination costs of 9%, however, is less than the increase in total billing minutes of 20% due to an overall reduction in call termination rates per minute combined with a higher portion of billing minutes being to landlines instead of mobiles (for which termination rates per minute are higher in many jurisdictions) in 2010 compared to 2009. This was partly as a result of the growth in popularity of our SkypeOut subscription products (which predominantly include unlimited calls to landlines but not to mobiles) and an increase in billing minutes to destinations with lower call termination rates. Customer support costs increased by $4.8 million, or 41%, compared to 2009, due to investment in our customer support focusing on improving the quality and timeliness of our responses to our users seeking assistance. Site operations costs increased by $9.6 million, or 40%, due to an increase in third-party computer server hosting costs as well as additional investments made in the infrastructure enabling our communications services.

Comparison of the years ended December 31, 2009 and 2008

Cost of net revenues for the Predecessor period from January 1, 2009 to November 18, 2009 was $298.3 million, and cost of net revenues for the Successor period from November 19, 2009 to December 31, 2009 was $45.7 million. The relative increase in cost of net revenues during the Successor period is primarily the result of an increase in amortization of developed technology intangible assets acquired in connection with the Skype Acquisition. Amortization of developed technology intangible assets gave rise to cost of net revenues expressed as a percentage of net revenue of 49.4% during the Successor period from November 19, 2009 to December 31, 2009 as compared to 47.6% for the Predecessor period from January 1, 2009 to November 18, 2009.

Cost of net revenues increased by $82.7 million, or 28%, in the pro forma year ended December 31, 2009 compared to 2008, due in part to pro forma cost of net revenues increasing by $31.9 million to reflect the amortization of developed technologies acquired in the Skype Acquisition that would have been recorded had the Skype Acquisition occurred on January 1, 2009. The cost of net revenues was also higher, due in part to an increase in termination costs of $30.2 million, or 14%, resulting from an increase in billing minutes. The increase in termination costs of 14% is less than the increase in total billing minutes of 54% due to an overall reduction in call termination rates per minute combined with a higher portion of billing minutes being to landlines instead of mobiles in 2009 compared to 2008 as a result of the introduction of our SkypeOut subscription products and an increase in billing minutes to destinations with lower call termination rates. Payment processing fees increased by $5.8 million, or 22%, as a result of the increase in orders processed to deliver our communications services. Customer support costs increased by $5.9 million compared to 2008, due to investment in our customer support focusing on improving the quality and timeliness of our responses to our users seeking assistance. Site operations costs increased by $5.3 million, or 29%, due to an increase in third-party computer server hosting costs as well as additional investments made in the infrastructure enabling our communications services.

The increase in cost of net revenues was partially offset by a $5.8 million decrease in the cost of products sold from the Skype store, due to a change in our business model in the first quarter of 2009 whereby the Skype store stopped selling products directly and instead started selling products only on an agency basis. Cost of net revenues decreased from 53.2% of net revenues to 52.3% of net revenues due primarily to an overall reduction in the price paid per termination minute, offset in part by the pro forma amortization costs.

Sales and marketing

The following table summarizes changes in sales and marketing expenses for the Predecessor year ended December 31, 2008, the pro forma year ended December 31, 2009 and the Successor year ended December 31, 2010. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Predecessor Year ended December 31, 2008	Predecessor Jan. 1 – Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Pro forma Year ended December 31, 2009	Successor Year ended December 31, 2010

	(thousands of U.S. dollars, except percentages)
Sales and marketing	$83,222	$104,279	$16,710	$119,432	$131,939
As a percentage of net revenues	15.1%	16.6%	18.1%	16.6%	15.3%

Comparison of the years ended December 31, 2010 and 2009

Sales and marketing expenses were $131.9 million, or 15.3% of net revenues, for the year ended December 31, 2010, as compared to sales and marketing expenses for the Predecessor period from January 1, 2009 to November 18, 2009 of $104.3 million, or 16.6% of net revenues, and sales and marketing expenses for the Successor period from November 19, 2009 to December 31, 2009 of $16.7 million, or 18.1% of net revenues.

Sales and marketing expenses increased by $12.5 million, or 10%, during 2010 compared to pro forma 2009 primarily due to increases in employee-related costs of $17.9 million. Professional service and consulting costs also increased by $2.5 million compared to the prior period primarily due to additional expense related to scaling our processes, systems and infrastructure as a stand-alone company subsequent to our separation from eBay. Other overhead costs allocated to sales and marketing such as facilities, IT and human resources costs increased by $3.9 million due to the increase in headcount. These increases were partially offset by a decrease of $13.6 million in third party advertising spending, such as paid search, compared to the pro forma period in 2009. Sales and marketing expense as a percentage of net revenues decreased to 15.4% for 2010 compared to 16.6% for pro forma 2009.

Comparison of the years ended December 31, 2009 and 2008

Sales and marketing expenses for the Predecessor period from January 1, 2009 to November 18, 2009 were $104.3 million, or 16.6% of net revenues, and sales and marketing expenses for the Successor period from November 19, 2009 to December 31, 2009 were $16.7 million, or 18.1% of net revenues. The increase in sales and marketing expenses as a percentage of net revenues between the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009 was due in part to the $1.6 million cash bonus payments to certain Skype executives that vested upon the completion of the Skype Acquisition.

Sales and marketing expenses increased by $36.2 million, or 44%, in the pro forma year ended December 31, 2009 compared to 2008, primarily due to increases in employee-related costs of $11.8 million, or 42%, reflecting, among other things, increased headcount. Third party advertising costs increased by $20.8 million, or 45% compared to the previous year, as a result of an increased amount spent on paid search and other online marketing campaigns. As a result of these factors, sales and marketing expenses increased as a percentage of net revenues to 16.6% for the pro forma year ended December 31, 2009 compared to 15.1% in 2008.

Product development

The following table summarizes changes in product development expenses for the Predecessor year ended December 31, 2008, the pro forma year ended December 31, 2009 and the Successor year ended December 31, 2010. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Predecessor Year ended December 31, 2008	Predecessor Jan. 1 - Nov. 18, 2009	Successor Nov. 19 - Dec. 31, 2009	Pro forma Year ended December 31, 2009	Successor Year ended December 31, 2010
	(thousands of U.S. dollars, except percentages)
Product development	$33,599	$38,462	$6,565	$45,027	$72,263
As a percentage of net revenues	6.1%	6.1%	7.1%	6.3%	8.4%

Comparison of the years ended December 31, 2010 and 2009

Product development expenses increased during 2010 by $27.2 million, or 60%, compared to pro forma 2009 primarily due to an increase in employee-related costs of $18.8 million as a result of increased headcount and an increase in third-party outsourced engineering expenses of $3.5 million compared to pro forma 2009. Other overhead costs allocated to product development such as facilities, IT and human resources costs increased by $4.4 million, or 55%, due to the increase in headcount. Product development expenses as a percentage of net revenues increased to 8.4% for 2010 compared to 6.3% for pro forma 2009 as a result of the increase in employee-related expenses. Pro forma product development expenses for the year ended December 31, 2009 were equal to the arithmetic sum of the actual product development expenses for the Predecessor and Successor periods in 2009.

Comparison of the years ended December 31, 2009 and 2008

Product development expenses for the Predecessor period from January 1, 2009 to November 18, 2009 were $38.5 million, or 6.1% of net revenues, and product development expenses for the Successor period from November 19, 2009 to December 31, 2009 were $6.6 million, or 7.1% of net revenues. Pro forma product development expenses for the year ended December 31, 2009 were equal to the arithmetic sum of the actual product development expenses for the Predecessor and Successor periods in 2009.

Product development expenses increased by $11.4 million, or 34%, in the pro forma year ended December 31, 2009 compared to 2008, primarily due to additional employee compensation and third-party consultant costs as a result of increased headcount, focused on expanding our product offerings and platforms and the development of our technological infrastructure. Employee-related costs increased $4.8 million, or 18%, from the previous year. Third party consultant charges increased $4.0 million over the previous year. Product development expenses were 6.3% as a percentage of net revenues for the pro forma year ended December 31, 2009, broadly unchanged from 6.1% for 2008.

General and administrative

The following table summarizes changes in general and administrative expenses for the Predecessor year ended December 31, 2008, the pro forma year ended December 31, 2009 and the Successor year ended December 31, 2010. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Predecessor Year ended December 31, 2008	Predecessor Jan. 1 – Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Pro forma Year ended December 31, 2009	Successor Year ended December 31, 2010
	(thousands of U.S. dollars, except percentages)
General and administrative	$48,648	$48,688	$112,274	$72,648	$104,954
As a percentage of net revenues	8.8%	7.8%	121.4%	10.1%	12.2%

Comparison of the years ended December 31, 2010 and 2009

General and administrative expenses during the year ended December 31, 2010 were $105.0 million compared to $48.7 million for the Predecessor period from January 1, 2009 to November 18, 2009 and $112.3 million for the Successor period from November 19, 2009 to December 31, 2009. The Successor period from November 19, 2009 to December 31, 2009 included transaction fees of $98.7 million directly relating to the Skype Acquisition, and $2.1 million in cash bonus payments to certain Skype executives that vested upon the completion of the Skype Acquisition.

Compared to our pro forma general and administrative expenses for 2009 (which exclude the impact of the transaction fees relating to the Skype Acquisition and certain other adjustments; see “Unaudited Pro Forma Condensed Consolidated Financial Information”), general and administrative expenses increased during 2010 by $32.3 million, or 44%, primarily due to an increase of $22.9 million in employee-related expenses resulting from an increase in headcount as a result of becoming a stand-alone company and in order to support our growing business. During 2010, this amount includes $9.7 million of separation costs, including $5.8 million of share-based compensation incurred in connection with the separation agreement that we entered into with our former Chief Executive Officer. Third party professional services costs increased by $10.4 million for 2010 compared to pro forma 2009, due primarily to the costs incurred relating to our separation from eBay. Total bad debt expense increased by $9.0 million resulting from a dispute with a payment processing service provider. In addition, general and administrative expenses increased by $1.4 million as a result of expenses we incurred under the Transition Services Agreement during the period. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Skype Acquisition and Ancillary Agreements—Transition Services Agreement.” These amounts were partially offset by a decrease of $9.6 million as a result of there being no corporate allocations from eBay after the Skype Acquisition, which previously included centralized legal, tax, treasury, information technology, employee costs, corporate services and other infrastructure costs provided to us by eBay.

Comparison of the years ended December 31, 2009 and 2008

General and administrative expenses for the Predecessor period from January 1, 2009 to November 18, 2009 were $48.7 million, or 7.8% of net revenues. General and administrative expenses for the Successor period from November 19, 2009 to December 31, 2009 were $112.3 million, or 121.5% of net revenues, which were substantially higher than the previous period as a result of transaction fees and expenses of $98.7 million that we paid directly in connection with the Skype Acquisition. These transaction fees included a transaction success fee of $60.0 million paid to certain shareholders including Silver Lake, CPPIB and Andreessen Horowitz, and $37.4 million paid to other third parties primarily relating to legal and advisory fees.

General and administrative expenses on a pro forma basis increased by $24.0 million, or 49%, in the pro forma year ended December 31, 2009 compared to 2008. Pro forma results for year ended December 31, 2009 reflect monitoring fees of $14.2 million that are payable under management service agreements entered into with the certain of our shareholders in connection with the Skype Acquisition. In addition, employee-related costs increased by $14.2 million, or 56%, in the pro forma year ended December 31, 2009 compared to 2008, which was primarily due to an increase in headcount in order to meet the demands of our expanding business. Corporate allocations increased by $3.4 million primarily as a result of direct legal fees incurred by eBay in connection with the Joltid litigation settlement. These increases were offset partially by a decrease of $4.8 million of costs relating to legal and professional service charges incurred directly by Skype. Due to the aforementioned factors, general and administrative expenses increased as a percentage of net revenues to 10.1% for the pro forma year ended December 31, 2009 compared to 8.8% for 2008.

Amortization of acquired intangible assets

The following table summarizes changes in amortization of acquired intangible assets expenses for the Predecessor year ended December 31, 2008, the pro forma year ended December 31, 2009 and the Successor year ended December 31, 2010. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Predecessor Year ended December 31, 2008	Predecessor Jan. 1 – Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Pro forma Year ended December 31, 2009	Successor Year ended December 31, 2010
	(thousands of U.S. dollars, except percentages)
Amortization of acquired tangible assets	$69,832	$55,453	$13,284	$114,307	$114,308
As a percentage of net revenues	12.7%	8.9%	14.4%	15.9%	13.3%

Comparison of the years ended December 31, 2010 and 2009

Amortization of acquired intangible assets expenses for 2010 was $114.3 million, or 13.3% of net revenues. Amortization of acquired intangible assets expenses for the Predecessor period from January 1, 2009 to November 18, 2009 was $55.5 million, or 8.9% of net revenues, and amortization of acquired intangible assets for the Successor period from November 19, 2009 to December 31, 2009 was $13.3 million, or 14.4% of net revenues. Pro forma amortization of acquired intangible assets expenses for 2009 was $114.3 million.

Amortization of acquired intangible assets expenses for 2010 was similar to pro forma year ended December 31, 2009 due to the pro forma effect in 2009 of establishing of a new basis in accounting of our identifiable intangible assets as a result of the Skype Acquisition. This new basis of accounting resulted in the gross carrying amount of intangible assets increasing from $340.5 million as of December 31, 2008 to $805.6 million, reflected as of January 1, 2009 in the pro forma 2009 results.

Comparison of the years ended December 31, 2009 and 2008

Amortization of acquired intangible assets expenses for the Predecessor period from January 1, 2009 to November 18, 2009 was $55.5 million, or 8.9% of net revenues and amortization of acquired intangible assets for the Successor period from November 19, 2009 to December 31, 2009 was $13.3 million, or 14.4% of net revenues. Pro forma amortization of acquired intangible assets expenses for 2009 was $114.3 million.

The increase of $44.5 million, or 64%, in pro forma year ended December 31, 2009 compared to 2008 was primarily due to the pro forma effect of the establishment of a new basis in accounting of our identifiable intangible assets as a result of the Skype Acquisition, reflected as of January 1, 2009.

Litigation settlement

The litigation settlement expense was incurred in connection with the settlement that we and eBay reached with Joltid regarding our use of the “Global Index” technology that facilitates communications in the peer-to-peer network of Skype users. In connection with the settlement, we acquired ownership of the intellectual property rights in the software and related technology known as the “Global Index.” See “—Key Factors Affecting Results of Operations,” “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for further information. The litigation settlement expense was $343.8 million for the Predecessor period from January 1, 2009 to November 18, 2009. There was no litigation settlement expense in any other period, and pro forma litigation settlement expense for the year ended December 31, 2009 was equal to the litigation settlement expense for the Predecessor period from January 1, 2009 to November 18, 2009.

Realized loss on amended credit agreement

The realized loss on amended credit agreement was recognized as a result of the significant amendments in February 2010 to our Amended Five Year Credit Agreement and changes in lenders thereunder. For details of the Five Year Credit Agreement we entered into in November 2009 to finance, in part, the Skype Acquisition and the amendment thereof, see “—Liquidity and Capital Resources—Indebtedness.”

Due to the significant amendments to the Five Year Credit Agreement and changes in lenders, $242.5 million of the original term loan was deemed “extinguished” for accounting purposes, and $457.5 million was deemed “modified” for accounting purposes. As a result, a realized loss on the amended credit agreement of $13.5 million relating to the deferred financing fees and the original issue discount associated with the portion of the loan that was considered extinguished was recorded during the year ended December 31, 2010. There was no realized loss on amended credit agreement expense in any other period.

Interest income and other (expense), net

The following table summarizes the development of interest income and other (expense), net for the Predecessor year ended December 31, 2008, the pro forma year ended December 31, 2009 and the Successor year ended December 31, 2010. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Predecessor Year ended December 31, 2008	Predecessor Jan. 1 – Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Pro forma Year ended December 31, 2009	Successor Year ended December 31, 2010
	(thousands of U.S. dollars, except percentages)
Interest income and other (expense), net	$10,297	$(2,549)	$5,492	$2,943	$4,817
As a percentage of net revenues	1.9%	(0.4)%	5.9%	0.4%	0.6%

Interest income and other (expense), net, consists of interest earned on cash, cash equivalents and investments, as well as foreign exchange transaction gains and losses and other miscellaneous transactions not related to our primary operations. Interest expense incurred on our long-term debt is included separately in our results of operations under “—Interest expense,” below.

Comparison of the years ended December 31, 2010 and 2009

Interest income and other (expense), net amounted to a net income of $4.8 million during 2010, representing an increase of $1.9 million compared to a net income of $2.9 million for pro forma 2009. This increase was due primarily to a realized foreign currency exchange gain of $5.0 million resulting from the foreign exchange impact on our non-U.S. dollar monetary assets and liabilities during the period. The weighted average rate of return from of our cash and cash equivalents was 0.2% in 2010, a decrease from the weighted average rate of return of 0.6% during 2009.

Pro forma interest income and other (expense), net, was equal to the arithmetic sum of the actual amounts for the Predecessor and Successor periods in 2009.

Comparison of the years ended December 31, 2009 and 2008

Interest income and other (expense), net amounted to a net expense of $2.5 million for the Predecessor period from January 1, 2009 to November 18, 2009, or (0.4)% of net revenues and consists of interest income on cash and cash equivalent and investments of $1.8 million, foreign exchange losses of $1.1 million and other expenses of $3.2 million relating primarily to the impairment of our interest in a minority equity investment in the amount of $4.1 million. Interest income and other (expense), net was a net positive of $5.5 million for the Successor period from November 19, 2009 to December 31, 2009, or 5.9% of net revenues, and primarily comprised foreign exchange gains of $5.0 million due to the foreign exchange impact on our non-U.S. dollar monetary assets and liabilities during the period.

Pro forma interest income and other (expense), net, was equal to the arithmetic sum of the actual amounts for the Predecessor and Successor periods in 2009.

Interest income and other (expense), net decreased by $7.4 million in the pro forma year ended December 31, 2009 compared to 2008, due primarily to lower interest income earned on our cash and cash equivalents balances. Total interest earned in the pro forma year ended December 31, 2009 was $1.8 million compared to $6.4 million in 2008, a decrease of $4.6 million. The weighted average rate of return from our cash and interest bearing investment portfolio decreased to 0.6% in pro forma 2009 from 3.3% in 2008 due to lower prevailing interest rates. In addition, we recorded a gain due to foreign exchange movements of $3.8 million for the pro forma year ended December 31, 2009, as compared to a gain of $3.7 million for the year ended December 31, 2008.

Interest expense

The following table summarizes our interest expense for the Predecessor year ended December 31, 2008, the pro forma year ended December 31, 2009 and the Successor year ended December 31, 2010. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Predecessor Year ended December 31, 2008	Predecessor Jan. 1 – Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Pro forma Year ended December 31, 2009	Successor Year ended December 31, 2010
	(thousands of U.S. dollars, except percentages)
Interest expense	$—	$—	$(10,387)	$(89,644)	$(68,645)
As a percentage of net revenues	—	—	(11.2)%	(12.5)%	(8.0)%

Comparison of the years ended December 31, 2010 and 2009

We incurred $68.6 million in interest expense for the year ended December 31, 2010 due to interest relating to the debt incurred on November 19, 2009 to fund the Skype Acquisition. The pro forma interest expense for the year ended December 31, 2009 was $89.6 million. The decreased interest expense for the year ended December 31, 2010 reflects the drop in the effective interest rate on the outstanding borrowings from 11.0% in pro forma 2009 to 9.2% in 2010 and a reduction in the weighted average amounts outstanding between the periods.

Comparison of the years ended December 31, 2009 and 2008

We incurred $10.4 million in interest expense for the Successor period from November 19, 2009 to December 31, 2009. Such interest expense accounted for 11.2% of our net revenues for such period. There was no such comparable expense for the Predecessor period from January 1, 2009 to November 18, 2009 or for 2008.

On a pro forma basis, we incurred $89.6 million in interest expense for the pro forma year ended December 31, 2009 due to interest accruing on the Five Year Credit Agreement for the full year on a pro forma basis.

Income tax (benefit)/ expense

The following table summarizes our income tax expenses (benefit) for the Predecessor year ended December 31, 2008, the Predecessor period from January 1, 2009 to November 18, 2009, the Successor period from November 19, 2009 to December 31, 2009 and the Successor year ended December 31, 2010:

	Predecessor Year ended December 31, 2008	Predecessor Jan. 1 - Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Successor Year ended December 31, 2010

	(thousands of U.S. dollars, except percentages)
Income tax (benefit) / expense	$(8,447)	$3,950	$(7,209)	$(49,787)
As a percentage of net revenues	(1.5)%	0.6%	(7.8)%	(5.8)%
Effective tax rate	(25.5)%	(1.5)%	6.7%	(87.8)%

Our tax expense is lower than the amount computed by applying the statutory Luxembourg tax rate to pre-tax U.S. GAAP income, because our taxable income is reduced as a consequence of, among other things, our intercompany licensing transactions and historic net operating losses in Luxembourg. However, these effects are partially offset by certain expenses for which we cannot recognize a deduction, such as stock based compensation. In addition, we could not recognize a tax deduction for our goodwill impairment expense in 2007, the Joltid litigation settlement expense in the Predecessor period from January 1, 2009 to November 18, 2009 or the Skype Acquisition fees and expenses in the Successor period from November 19, 2009 to December 31, 2009. Furthermore, to the extent that we build net operating loss carryforwards in Luxembourg and Ireland, we have historically recognized significant valuation allowances.

Comparison of the years ended December 31, 2010, 2009 and 2008

During the year ended December 31, 2010, we realized a net tax benefit of $49.8 million primarily as a result of the release of the deferred tax liability associated with the amortization of the intangible asset premium arising in conjunction with the Skype Acquisition.

During the Successor period from November 19, 2009 to December 31, 2009, we realized a tax benefit of $7.2 million. Our tax benefit was lower than the Luxembourg statutory tax rate of 28.6% applied to pre-tax loss, due primarily to the non-deductibility for tax purposes of transaction costs related to the Skype Acquisition. The shift from a net tax expense in the Predecessor period from January 1, 2009 through November 18, 2009, to a net tax benefit in the Successor period from November 19, 2009 to December 31, 2009, was primarily the result of the release of the deferred tax liability associated with the amortization of the intangible asset premium arising in conjunction with the Skype Acquisition.

During the Predecessor period from January 1, 2009 through November 18, 2009, we incurred a tax expense of $4.0 million, even though we incurred pre-tax losses, due primarily to our inability to deduct the Joltid litigation settlement for the Predecessor period. During 2008, we realized a net tax benefit of $8.4 million primarily because our taxable income was reduced as a consequence of our intercompany licensing transactions. The shift from a net tax benefit in 2008 to a net tax expense in the Predecessor period from January 1, 2009 through November 18, 2009 was primarily the result of certain acquisition-related deferred tax liabilities that arose in the acquisition of the Skype Companies by eBay in 2005, which were fully amortized by December 31, 2008.

Selected Quarterly Operating Results (unaudited)

The following table presents unaudited quarterly condensed statement of operations data for the three Predecessor quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, the Predecessor for the period from October 1, 2009 to November 18, 2009, the Successor for the period from November 19, 2009 to December 31, 2009, and the four Successor quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010. We have prepared the unaudited quarterly financial information on a consistent basis with the audited consolidated financial statements included in this prospectus, and the financial information reflects all normal, recurring adjustments for any quarter that we consider necessary for a fair statement of such information in accordance with U.S. GAAP.

The historical quarterly financial data presented below do not purport to be indicative of our results of operations for any future period. The data presented below should be read in connection with “Capitalization,” “Selected Financial Data,” the other information in this section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor				Successor
	Three months ended March 31, 2009	Three months ended June 30, 2009	Three months ended September 30, 2009	October 1, 2009 to November 18, 2009	November 19, 2009 to December 31, 2009	Three months ended March 31, 2010	Three months ended June 30, 2010		Three months ended September 30, 2010	Three months ended December 31, 2010
	(thousands of U.S. dollars, except share data)
Net revenues:	$153,209	$171,629	$186,429	$115,191	$92,445	$199,255	$206,915		$216,657	$236,988
Cost of net revenues	80,679	83,018	86,557	48,080	45,647 (1)	100,493 (1)	104,284	(1)	106,411 (1)	104,514 (1)

Gross profit	72,530	88,611	99,872	67,111	46,798	98,762	102,631		110,246	132,474

Operating expenses:
Sales and marketing	26,078	29,334	29,865	19,002	16,710	32,228	33,366		32,953	33,392
Product development	10,398	11,644	9,715	6,705	6,565	16,151	16,763		19,198	20,151
General and administrative	11,076	10,484	14,958	12,170	112,274 (2)	21,553	22,754		31,927 (7)	28,720
Amortization of acquired intangible assets	15,675	15,472	16,243	8,063	13,284 (1)	28,577 (1)	28,577	(1)	28,577 (1)	28,577 (1)
Litigation settlement	—	—	—	343,826 (3)	—	—	—		—	—

Total operating expenses	63,227	66,934	70,781	389,766	148,833	98,509	101,460		112,655	110,840

(Loss)/income from operations	9,303	21,677	29,091	(322,655)	(102,035)	253	1,171		(2,409)	21,634
Realized loss on amended credit agreement(4)	—	—	—	—	—	(13,513)	—		—	—
Interest income and other (expense), net(5)	(1,563)	(4,556)	765	2,805	5,492	7,474	23,856		(21,478)	(5,035)
Interest expense(6)	—	—	—	—	(10,387)	(19,494)	(16,112)		(16,663)	(16,376)

(Loss)/income before income taxes	7,740	17,121	29,856	(319,850)	(106,930)	(25,280)	8,915		(40,550)	223
Income tax (benefit)/ expense	1,178	1,149	1,230	393	(7,209)	(13,341)	(16,145)		(12,964)	(7,337)

Net income (loss)	$6,562	$15,972	$28,626	$(320,243)	$(99,721)	$(11,939)	$25,060		$(27,586)	$7,560

(1)

Cost of net revenues and amortization of acquired intangible assets for the Successor period from November 19, 2009 to December 31, 2009 include $4.2 million and $13.3 million of amortization costs, respectively, and for each of the quarters ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010 include $9.0 million and $28.6 million of amortization costs, respectively, relating to the amortization of the intangible assets acquired in the Skype Acquisition. The increase from the Predecessor period is a result of the Skype Acquisition, whereby the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009 and 2010.

(2)	This amount includes $98.7 million of transaction fees and expenses incurred in connection with the Skype Acquisition.
(3)

This amount represents the net charge incurred by us in connection with the settlement by us and eBay of a dispute with Joltid over our use of peer-to-peer communication technology. For more information and a breakdown on the components of this charge, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations,” “Certain Relationships and Related Party Transactions” and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

(4)

This amount represents the expense incurred in connection with the amendment of our Amended Five Year Credit Agreement in February 2010, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(5)

Interest income and other (expense), net varies from quarter to quarter primarily due to the effect of foreign exchange rate fluctuations on foreign currency denominated monetary assets and liabilities.

(6)

This amount represents the net interest expense incurred in connection with the indebtedness incurred to finance the Skype Acquisition, as described further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(7)

During 2010, this amount includes $9.7 million of separation costs, including $5.8 million of share-based compensation incurred in connection with the separation agreement that we entered into with our former Chief Executive Officer. See “Executive Compensation—Compensation Discussion & Analysis—Employment Agreements; Severance and Change in Control Provisions—Payments and Benefits in Connection with Mr. Silverman’s Separation” and “—Summary Compensation Table—Potential Payments upon Termination or Change in Control—Chief Executive Officer Separation.”

Our quarterly net revenue and results of operations are difficult to predict and have in the past and may in the future fluctuate from quarter to quarter. Our planned operating expenses are based in part on our expectations of future revenue. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would negatively impact our operating results for that quarter. We do not believe that period-to-period comparisons of our operating results should be relied upon as an indication of future performance. In future periods, the market price of our ADSs could decline if our revenue and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenue and operating results to fluctuate, please see those discussed in the “Risk Factors” section of this prospectus.

Our quarterly results of operations are more significantly impacted by particular events than our results over longer time periods. For example, our net revenues for the quarter ended March 31, 2010 were impacted by a change in our terms and conditions affecting the timing of recognition of revenue from inactive credit of our users, resulting in a negative impact of $4.9 million on our gross profit in the first quarter of 2010. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.” In addition, the delay of entry into a commercial contract in the second quarter of 2010 negatively impacted our net revenues and gross margin for that quarter.

Effects of Currency Fluctuations on Net Revenues

We have substantial global operations, and our products are generally priced in a number of different currencies. We report our financial results in U.S. dollars; therefore, fluctuations in foreign currency exchange rates impact our net revenues. As the U.S. dollar strengthens or weakens against the local currencies in which we generate revenues, our net revenues recorded in U.S. dollar will decrease or increase, respectively, irrespective of our growth in the number of connected users and their use of our paid products. For example, if average foreign exchange rates had remained constant between the quarters ended September 30, 2010 and December 31, 2010, our net revenues for the quarter ended December 31, 2010 would have been lower by $8.2 million than reported.

Seasonality

Our net revenues exhibits seasonality because many of our users reduce their use of our products with the onset of good weather during the Northern Hemisphere’s summer months, and our users tend to use our products more in the fourth quarter during the holiday season resulting in weaker net revenue growth during the second and third quarter of the year. Furthermore, we experience significant spikes in the use of our products during significant world events, such as Christmas and the Chinese New Year, or regional events, such as the 2010 volcanic eruption in Iceland. Due to our high revenue growth rate, the timing of product launches and movements in foreign exchange rates, the seasonality trends are not substantial when reviewing our quarter over quarter results since January 2008. Furthermore, our rapid growth may have made it more difficult for us to identify seasonal aspects of our business that may exist.

Adjusted EBITDA

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use Adjusted EBITDA as a non-GAAP performance measure. We present Adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our performance. Adjusted EBITDA, as we present it, represents net income before income tax (benefit)/expense, interest expense, interest income and other (expense), net, depreciation and amortization, further adjusted for the following additional items:

•	Stock-based compensation expense;

•	Realized loss upon amendment of our Five Year Credit Agreement;

•

Costs we incurred as a result of the Skype Acquisition and the Qik Acquisition, such as external transaction costs, payments under management services agreements with shareholders of Skype, transition services agreement costs payable to eBay and cash bonuses to certain Skype employees;

•	Litigation settlement costs;

•	Separation costs incurred subsequent to the Skype Acquisition and severance and bonus costs relating to the change in our CEO;

•	Foreign exchange gains and losses prior to invoice receipt and related to hedging instruments;

•	Costs incurred as a result of a dispute with a payment service provider; and

•	Non-capitalizable expenses attributable to this offering of securities.

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. In particular:

•

Unless reconciled to our pro forma net income, Adjusted EBITDA is not a pro forma measure, nor does it purport to represent what our consolidated results of operations would have been had the Skype Acquisition not occurred or occurred on a different date;

•	Adjusted EBITDA is not indicative of our future consolidated results of operations;

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA does not reflect our tax expense; and

•	Others may calculate Adjusted EBITDA differently than we do, and these calculations may not be comparable to our Adjusted EBITDA metric.

The following table reconciles our Adjusted EBITDA for the Predecessor year 2008, the Predecessor period from January 1, 2009 to November 18, 2009, the Successor period from November 19, 2009 to December 31, 2009, the pro forma year 2009, and the Successor year 2010 to the nearest U.S. GAAP performance measure, which is net income (loss):

	Predecessor Year ended December 31, 2008	Predecessor January 1 – November 18, 2009	Successor November 19 – December 31, 2009	Pro forma Year ended December 31, 2009(1)	Successor Year ended December 31, 2010
	(thousands of U.S. dollars)
Net (loss)/income	41,606	(269,083)	(99,721)	(417,547)	(6,905)
Income tax (benefit)/ expense	(8,447)	3,950	(7,209)	(21,398)	(49,787)
Interest expense	—	—	10,387	89,644	68,645
Interest income and other expense, net	(10,297)	2,549	(5,492)	(2,943)	(4,817)
Depreciation and amortization	75,534	60,649	18,400	156,543	161,297
Stock-based compensation	12,826	14,485	261	14,746	15,950
Realized loss on credit agreement(2)	—	—	—	—	13,513
Management Services Agreements with shareholders(3)	—	—	1,685	14,177	14,835
Acquisition transaction fees(4)	—	—	98,715	—	1,229
Skype Acquisition transaction bonuses(5)	—	3,647	—	—	—
Transition Services Agreement(6)	—	—	1,118	1,118	2,463
Excluded bonus and severance(7)	—	144	1,611	1,755	15,315
Joltid litigation settlement(8)	—	343,826	—	343,826	—
Other litigation settlements(9)	(410)	2,928	—	2,928	(784)
Separation costs(10)	—	873	1,181	2,054	11,312
Foreign exchange gains and losses prior to invoice receipt and related to hedging instruments(11)	(334)	(1,140)	1,132	(8)	12,165
Dispute with payment service provider(12)	—	—	—	—	9,247
Non-capitalizable expenses attributable to this offering of securities(13)	—	—	—	—	669

Adjusted EBITDA	110,478	162,828	22,068	184,895	264,347

(1)	See “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto included elsewhere in this prospectus to understand how pro forma net income was computed.
(2)

This amount represents the expense incurred in connection with the amendment of our Amended Five Year Credit Agreement in February 2010, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(3)

In connection with the Skype Acquisition, we entered into management service agreements with certain of our shareholders and their affiliates, which provide for the payment of periodic monitoring fees for management, financial, consulting and other advisory services provided by them to us after completion of the Skype Acquisition. Upon the consummation of this offering, all payments we owe under these agreements will be accelerated and paid at their net present value, and these agreements will terminate. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

(4)

This amount represents the external transaction fees and expenses incurred in connection with the Skype Acquisition in 2009 and the transaction fees incurred in 2010 in connection with the acquisition of Qik, which closed in 2011.

(5)	This amount represents cash bonus payments to certain Skype executives that vested upon the completion of the Skype Acquisition.
(6)

Our indirect subsidiary, Skype Technologies S.A., entered into a transition services agreement with eBay pursuant to which eBay agreed to provide us certain transition services in connection with the conduct of our business. The initial term was one year from the date of the Skype Acquisition, except for customer service applications support, the term for which was six months. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Skype Acquisition and Ancillary Agreements—Transition Services Agreement.”

(7)

In conjunction with the Skype Acquisition, a special cash pool was funded to reward eligible Skype employees. Employees were eligible to receive a bonus based on continued employment that vested on the one-year anniversary of the Skype Acquisition. The total value of awards recognized as employee compensation expense was $7.5 million during the year ended December 31, 2010. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Skype Acquisition and Ancillary Agreements—Cash Pool.” Furthermore, certain employees were eligible for additional bonus payments totaling $2.9 million during the year ended December 31, 2010 based on the successful achievement of certain strategic initiatives outlined by the Company in conjunction with our separation from eBay. In addition, we incurred severance of $3.9 million paid to our former CEO and a sign-on bonus of $1.0 million paid to our current CEO, who joined during the fourth quarter of 2010. These amounts exclude employer payroll taxes.

(8)

This amount represents the net charge incurred by us in connection with the settlement by us and eBay of a dispute with Joltid over our use of peer-to-peer communication technology. For more information about the Joltid Transaction, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations” and “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

(8)

This amount represents the net charge incurred by us in connection with the settlement by us and eBay of a dispute with Joltid over our use of peer-to-peer communication technology. For more information about the Joltid Transaction, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations” and “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

(9)

Reflects additional losses or (gains) we recorded related to litigation settlements other than the Joltid Transaction discussed above. See “Business—Legal Proceedings” for a discussion of other legal and regulatory proceedings, disputes and regulatory inquiries related to our business.

(10)

Separation costs primarily relate to external service provider fees for strategic projects aimed at building processes for scaling the Company subsequent to the Skype Acquisition, establishing new employee benefit structures and compensation programs and planning for the implementation of our stand-alone IT infrastructure, as well as tax, legal and other consulting fees related to our separation from eBay.

(11)

Under U.S. GAAP, foreign currency gains and losses arising from the re-measurement of monetary assets and liabilities into our functional currencies (“foreign currency gains and losses”) are recorded in our statements of operations as a component of interest income and other (expense), net. As indicated above, we remove the total amount of interest income and other (expense), net from our calculation of Adjusted EBITDA. However, we do include in Adjusted EBITDA the foreign currency gains and losses arising between the date of initial expense recognition and the date of invoice receipt, at which point we believe management has less control over foreign currency gains and losses. Additionally, we exclude from Adjusted EBITDA gains and losses arising from our foreign exchange forward contracts. During the year ended December 31, 2010, we recognized a loss of $3.4 million in revenue relating to our foreign exchange forward contracts. We did not enter into such contracts prior to 2010.

(12)	In December 2010, we recorded a bad debt expense of $9.2 million related to a receivable from a payment processing vendor, who collected amounts due to us from our paying users in one jurisdiction.
(13)	Represents amounts paid to external advisors for certain services relating to this offering that we record as expense, as we incur them.

Liquidity and Capital Resources

Since the Skype Acquisition, our principal sources of liquidity have been cash provided by operating activities and proceeds from our Amended Five Year Credit Agreement. As of December 31, 2010, our principal sources of liquidity consisted of $142.5 million of cash and cash equivalents and $57.3 million available under the revolving credit facility under our Amended Five Year Credit Agreement. Our total indebtedness was $724.9 million as of December 31, 2010. In 2009, we had needs for liquidity with respect to the payment made to acquire the Skype Companies and associated costs, such as the cash component of the Joltid Transaction. In 2010, we had needs for liquidity with respect to our debt service costs and capital expenditures, such as the purchase of property and equipment. Our principal needs for liquidity for the foreseeable future will be directed towards debt service costs and capital expenditures, such as the purchase of property and equipment, as well as potential acquisitions of smaller businesses and technologies. At December 31, 2010, outstanding letters of credit were $2.7 million against the line of credit under our revolving credit facility.

At December 31, 2010, our foreign (i.e., non-Luxembourg) subsidiaries held $42.5 million of undistributed earnings that are intended to be indefinitely reinvested in the operations and potential acquisitions related to our international operations. In addition, we had assets classified as cash and cash equivalents in an aggregate amount of $18.0 million in our foreign subsidiaries outside of Luxembourg. We do not hold material financial investments other than cash and cash equivalents in our foreign subsidiaries outside of Luxembourg. Historically, we have not repatriated the earnings of any of our foreign subsidiaries to Luxembourg as substantially all of our cash inflows from operations are generated from our Luxembourg operating company. We currently do not have the intention to repatriate these earnings in the foreseeable future. If we were to repatriate the earnings in our non-Luxembourg subsidiaries back to Luxembourg, we may be subject to withholding taxes in the relevant non-Luxembourg jurisdiction from which the amounts are repatriated. However, with respect to Luxembourg tax, we do not expect to incur a significant amount of taxes in Luxembourg upon the repatriation of such amounts because distributions from non-Luxembourg subsidiaries and gains from the sale of non-Luxembourg subsidiaries are generally exempt from Luxembourg tax if the shares of these subsidiaries have been held for a minimum of twelve months and the subsidiaries are adequately taxed in their home jurisdictions, which are criteria that we typically satisfy. As a result, we believe that any tax payments upon the repatriation of amounts from our non-Luxembourg entities would have a limited impact on our ability to fund our operations and potential future acquisitions.

In January 2011, we acquired Qik for approximately $121 million of initial cash consideration and additional payments to employees for future service of approximately $29 million. See “—Qik Acquisition.” We used $96.0 million of cash from our balance sheet to pay the up-front purchase price and we borrowed a further $25.0 million from our $30.0 million line of credit under the Amended Five Year Credit Agreement to fund this acquisition.

Cash Flows

	Predecessor		Successor
	Year ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009	Year ended December 31, 2010
	(thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$148,801	$128,049	$(150,913)	$156,848
Net cash provided by (used in) investing activities	(4,964)	(11,733)	(1,958,981)	(35,024)
Net cash provided by (used in) financing activities	13,305	(263,302)	2,082,013	(86,862)
Effect of exchange rate changes on cash and cash equivalents	(12,839)	29,127	(370)	(6,574)
Net increase (decrease) in cash and cash equivalents	144,303	(117,859)	(28,251)	28,388
Cash and cash equivalents at beginning of period	115,884	260,187	142,328	114,077
Cash and cash equivalents at end of period	$260,187	$142,328	$114,077	$142,465

Operating Activities

We generated cash from operating activities in amounts exceeding our net loss or income reported for 2008, the Predecessor period from January 1, 2009 to November 18, 2009 and for 2010 due primarily to non-cash charges to earnings and changes in working capital. Non-cash charges to earnings primarily include depreciation and amortization on our long-term assets, share-based compensation expense and provisions for doubtful accounts. Non-cash charges in the Predecessor period from January 1, 2009 to November 18, 2009 include the $241.2 million non-cash component of the Joltid litigation settlement and $102.7 million increase in liability associated with the Joltid litigation settlement. See “Certain Relationships and Related Party Transactions” and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

We generate favorable working capital because a majority of our users purchase prepaid credit, which is recorded as deferred revenue and user advances when collected and recognized as net revenue at the time users use the credit. When a customer purchases a subscription to use our other paid-products over a specified period, the amount collected is initially recorded as deferred revenue and user advances, and net revenue is recognized ratably over the subscription period. This provides us with a cash flow benefit between the time we receive funds and when we need to pay termination costs associated with the delivery of billing minutes, at which time net revenue is earned.

The consummation of this offering will trigger cash payments to certain of our principal shareholders and their affiliates under management services agreements in aggregate amount of approximately $             million, which become payable at the time of this offering. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

Net cash provided by operating activities was $156.9 million in the year ended December 31, 2010. Although we generated a net loss of $6.9 million during this period, this included non-cash charges relating to depreciation and amortization of $161.3 million, non-cash stock-based compensation expense of $16.0 million and a non-cash realized loss on the Amended Five Year Credit Agreement of $13.5 million. Changes in working capital balances resulted in a net increase of net cash of $14.2 million during this period. These non-cash charges and increases as a result of changes in working capital were partially offset by deferred income tax benefits of $59.4 million recognized during 2010.

Net cash used in operating activities was $150.9 million in the Successor period from November 19, 2009 to December 31, 2009. Net cash used in operating activities was impacted by outgoing cash payments of $94.4 million in connection with the Joltid litigation settlement and net cash of $98.7 million was paid as transaction costs in connection with the Skype Acquisition. The resolution of the Joltid litigation was funded in part by the indebtedness incurred as part of the Skype Acquisition. See “—Indebtedness” below. See “Certain Relationships and Related Party Transactions” and Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

Net cash provided by operating activities was $128.0 million in the Predecessor period from January 1, 2009 to November 18, 2009. Although we generated a net loss of $269.1 million during this period, this included non-cash charges relating to depreciation and amortization of $60.6 million, the $241.2 million non-cash component of the Joltid litigation settlement and non-cash stock-based compensation expense of $14.5 million. In addition, changes in working capital balances resulted in a net increase in cash of $75.7 million during this period.

Net cash provided by operating activities was $148.8 million in the year ended December 31, 2008. We generated net income during the period of $41.6 million which included non-cash depreciation and amortization charges of $75.5 million and non-cash stock-based compensation charges of $12.8 million. Other changes in working capital balances resulted in a net increase of net cash of $33.4 million during this period. These non-cash charges and increases as a result of changes in working capital were partially offset by deferred income tax benefits of $15.8 million recognized during this period.

Cash paid for income taxes during the year ended December 31, 2008, the Predecessor period from January 1, 2009 to November 18, 2009, the Successor period from November 19, 2009 to December 31, 2009 and the year ended December 31, 2010 were $3.3 million, $0.2 million, $0.3 million and $1.1 million, respectively.

Investing Activities

Net cash used in investing activities was $35.0 million in the year ended December 31, 2010, primarily due to the purchases of property and equipment.

Net cash used in investing activities was $1,959.0 million in the Successor period from November 19, 2009 to December 31, 2009, primarily due to $1,916.6 million in cash paid to eBay as a portion of consideration in the Skype Acquisition. In addition, $34.6 million was paid to acquire intangible assets as part of the Joltid Transaction. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

Net cash used in investing activities was $11.7 million and $5.0 million in the Predecessor period from January 1, 2009 to November 18, 2009 and the year ended December 31, 2008, respectively, primarily due to the purchases of property and equipment.

Purchases of property and equipment, net totaled $32.4 million in the year ended December 31, 2010, $11.7 million during the Predecessor period from January 1, 2009 to November 18, 2009, $1.8 million during the Successor period from November 19, 2009 through December 31, 2009 and $5.0 million in 2008. These purchases of property and equipment related primarily to purchases of computer equipment, leasehold improvements and software to support our operations.

Financing Activities

Net cash used in financing activities was $86.9 million in the year ended December 31, 2010, primarily resulting from the refinancing of our Amended Five Year Credit Agreement and the contemporaneous repayment of the entire $125.0 million outstanding payment-in-kind loan agreement with eBay, as described below in “—Indebtedness.”

Net cash used in financing activities was $263.3 million in the Predecessor period from January 1, 2009 to November 18, 2009, primarily relating to the payment we made to eBay upon the conversion of our convertible preferred equity certificates in connection with the Skype Acquisition. See Note 2 to our consolidated financial statements for further information.

Net cash provided by financing activities was $13.3 million in the year ended December 31, 2008, primarily resulting from the transfer of Skype Inc., an indirect wholly-owned subsidiary of Skype Holdings at the time, to eBay for cash consideration of $13.1 million.

Cash and Cash Equivalents

Reported cash and cash equivalents were negatively affected by currency exchange rates during 2010 due to the weakening of the Euro against other currencies, primarily the U.S. dollar. The positive effect of exchange rates on cash and cash equivalents in 2009 was due to primarily to the strengthening of the Euro against other currencies, primarily the U.S. dollar, and the impact on our Euro denominated cash accounts. The negative effect of exchange rates on cash and cash equivalents during 2008 was due primarily to the weakening of the Euro against the U.S. dollar, and the impact on our Euro denominated cash accounts.

At December 31, 2010, we had cash and cash equivalents of $142.5 million, compared to $114.1 million at December 31, 2009 and $260.2 million at December 31, 2008. Substantially all cash and cash equivalents are held in accounts outside the United States, predominantly in U.S. dollar and euro accounts, and are short-term, highly liquid investments with original or remaining maturities of three months or less when purchased.

We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We also may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or additional equity securities or obtain additional credit facilities. For example, in January 2011, we acquired Qik for approximately $121 million of initial cash consideration and additional payments to employees for future service of approximately $29 million. See “—Qik Acquisition.” Of this, $25.0 million was funded from our $30.0 million line of credit under the Amended Five Year Credit Agreement. See “—Qik Acquisition.” Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Indebtedness

On November 19, 2009, we incurred $806.7 million of indebtedness to finance the Skype Acquisition, of which $681.7 million was the Five Year Credit Agreement and $125.0 million was a payment-in-kind loan agreement with eBay, each described in further detail below. On February 23, 2010, we amended the Five Year Credit Agreement and repaid the entire payment-in-kind loan agreement with eBay, as described more fully below. We have no other outstanding debt.

Five Year Credit Agreement

On November 19, 2009, our subsidiary Springboard Finance, L.L.C., entered into a five year credit agreement that includes a $30.0 million revolving commitment with a syndicate of financial institutions (the “Five Year Credit Agreement”). At issuance, the term loan bore a variable interest rate calculated on the basis of LIBOR, subject to a 2% floor, plus a margin of 7%. The net proceeds from the term loan were $681.7 million after an original issue discount of $18.3 million and before the payment of direct financing costs of $27.7 million and were used by us to fund the Skype Acquisition. The original issuance discount was recorded as an adjustment to the carrying value of the debt obligations, and the direct financing costs, consisting primarily of legal and underwriting fees, were deferred and are presented as other non-current assets on the balance sheet as of December 31, 2009.

Our obligations under the Five Year Credit Agreement are unconditionally guaranteed by Skype Global and certain of our subsidiaries. In addition, our obligations under the Five Year Credit Agreement are secured by pledges of all share capital held by Skype Global and certain of Skype Global’s subsidiaries, and by security interests in substantially all of the tangible and intangible assets of Skype Global and such subsidiaries (with certain exceptions, including deposit accounts, other bank or securities accounts and other assets already subject to security interests).

On February 23, 2010, we entered into the First Amendment to the Five Year Credit Agreement to provide for, among other things, new term loan borrowings of a total U.S. dollar-equivalent face amount of $775.0 million, a new syndicate of lenders and a decrease in the variable interest rate (due primarily to improved credit ratings). On September 17, 2010, we entered into the Second Amendment to the Five Year Credit Agreement, in order to facilitate the contemplated corporate reorganization described under “Corporate Reorganization” (the Five Year Credit Agreement as amended by the First Amendment and the Second Amendment thereto, the “Amended Five Year Credit Agreement”).

Pursuant to the Amended Five Year Credit Agreement, the term loan borrowings are comprised of (1) a tranche denominated in U.S. dollars in an aggregate principal amount of $591.3 million and (2) a tranche denominated in euros in an aggregate principal amount of €135.0 million. The Amended Five Year Credit Agreement is guaranteed by Skype Global and certain of our subsidiaries and secured by the same collateral as the original Five Year Credit Agreement. The Amended Five Year Credit Agreement matures on February 23, 2015.

The variable interest rate is now calculated on the basis of LIBOR for the appropriate currency, subject to a 2% floor, plus 5% or 5.5% for the U.S. dollar and Euro tranches, respectively. The Amended Five Year Credit Agreement requires quarterly interest payments and non-uniform principal repayments on the term loan by us to the lenders through to February 23, 2015. On each of June 30, 2010, September 30, 2010 and December 31, 2010, in accordance with the regularly scheduled amortization payment, we repaid $9.6 million of the principal amount of the term loan.

As of December 31, 2010, we had $724.9 million outstanding under the Amended Five Year Credit Agreement, of which $686.3 million and $38.5 million were classified as non-current and current liabilities, respectively, in our consolidated balance sheet. The amounts outstanding under the Amended Five Year Credit Agreement are presented net of the unamortized original issue discount. The interest rates as of December 31, 2010 were 7.0% and 7.5% for the U.S. Dollar and Euro tranches, respectively. During the period from November 19 through December 31, 2009, we recognized an interest expense of $7.4 million on the Five Year Credit Agreement.

As of December 31, 2009 and 2010, we had unused credit facilities of $30.0 million and $27.3 million, respectively, under the revolving commitment portion of the Amended Five Year Credit Agreement. As of December 31, 2009 and 2010, outstanding letters of credit were $0.0 and 2.7 million, respectively. In January 2011, we acquired Qik for approximately $121 million of initial cash consideration and additional payments to employees for future service of approximately $29 million. See “—Qik Acquisition.” We borrowed a further $25.0 million from our $30.0 million line of credit under the Amended Five Year Credit Agreement to fund a portion of this acquisition.

Under our Amended Five Year Credit Agreement, we may be required to prepay our outstanding term loan in a number of circumstances, including if we receive net proceeds arising from the sale or transfer of assets and properties or the incurrence of additional indebtedness. In addition, after the end of each fiscal year, commencing with the fiscal year ending December 31, 2010, we will be required to prepay outstanding term loans with a percentage of our “excess cash flow,” calculated as set forth in our Amended Five Year Credit Agreement, if our leverage ratio exceeds pre-defined levels. If, as of the end of the relevant fiscal year, our leverage ratio is greater than or equal to 3:1, we will be required to prepay outstanding term loans in the aggregate amount of 50% of our excess cash flow. If, as of the end of the fiscal year, our leverage ratio is greater than or equal to 2.25:1 but less than 3:1, we will be required to prepay outstanding term loans in the aggregate amount of 25% of our excess cash flow. If our leverage ratio is less than 2.25:1 as of the end of the fiscal year, we will not be required to prepay outstanding term loans with excess cash flow for that year.

We contributed the additional proceeds from the First Amendment to the repayment of the payment-in-kind loan from eBay (see “—eBay Payment-in-Kind Note” below). Due to the significant amendments to the Five Year Credit Agreement and changes in lenders, $242.5 million of the original $700.0 million face amount term loan was considered to be partially extinguished. As a result, we recognized as a loss of $13.5 million in our consolidated statement of operations for the three months ended March 31, 2010. The original issue discount on the Amended Five Year Credit Agreement of $8.7 million has been recorded as an adjustment to the carrying value of the debt obligation, and the direct financing costs on the Amended Five Year Credit Agreement of $2.3 million, consisting primarily of legal and underwriting fees, have been deferred. The original issue discount and the direct financing costs on the Amended Five Year Credit Agreement are recognized as amortization expense over the term of the loan by applying the effective interest rate method.

The Amended Five Year Credit Agreement contains a number of covenants imposing restrictions on our business, including limitations, among other things, on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and incur or create liens;

•	consolidate, merge, liquidate or dissolve;

•	make investments, acquisitions, loans or advances;

•	transfer and sell assets;

•	engage in sale and lease back transactions;

•	enter into swap, forward, future or derivative transactions;

•	pay dividends or make other distributions on, redeem or repurchase equity interests, including our ADSs or ordinary shares, or make payments on junior financing; and

•	engage into transactions with affiliates.

In addition, our Amended Five Year Credit Agreement requires us to meet certain financial ratio tests. Under the covenants in the Amended Five Year Credit Agreement, the leverage ratio must be below a specified amount as of a given date, and the interest coverage ratio must be above a specified amount for a given period. The table below summarizes the definition of the ratios and the required levels of the financial ratio tests set forth in the Amended Five Year Credit Agreement for each relevant period.

Financial Ratio	Definition	Required Level	Period
Leverage ratio	Ratio of (i) consolidated total debt(1) to (ii) consolidated EBITDA, as defined, for the four fiscal quarters then ended	Equal to or less than: • 5.00 : 1.00 • 4.75 : 1.00 • 4.50 : 1.00 • 4.25 : 1.00 • 4.00 : 1.00 • 3.50 : 1.00

For periods ending:

• January 1, 2010 to December 31, 2010

• January 1, 2011 to March 31, 2011

• April 1, 2011 to June 30, 2011

• July 1, 2011 to September 30, 2011

• October 1, 2011 to December 31, 2011

• Thereafter

Interest coverage ratio	Ratio of (i) consolidated EBITDA, as defined for the four fiscal quarters then ended to (ii) consolidated cash interest expense for the same periods	Equal to or greater than: • 1.85 : 1.00 • 2.00 : 1.00 • 2.25 : 1.00	For periods ending: • January 1, 2010 to September 30, 2010 • October 1, 2010 to December 31, 2011 • Thereafter

(1)

Total debt under our Amended Five Year Credit Agreement on a given day is defined to be the aggregate principal amount of our indebtedness as of such day, plus the net aggregate losses under foreign exchange hedges relating to the Amended Five Year Credit Agreement as of such day, minus the aggregate amount of our unrestricted cash (as defined in the agreement) as of such day, except that such unrestricted cash shall not exceed 33% of consolidated EBITDA, as defined for the period ending on such date.

As of December 31, 2010, our leverage ratio and interest coverage ratio were 2.0:1.0 and 5.4:1.0, respectively. See the Five Year Credit Agreement and the Amended Five Year Credit Agreement, each filed as an exhibit to the registration statement of which this prospectus forms a part for a complete description of the leverage ratio and interest coverage ratio described above. We have been in compliance with our financial covenant requirements since we incurred this indebtedness.

The breach of any of these restrictions, covenants or prepayment requirements could result in a default under our Amended Five Year Credit Agreement. On occurrence of an event of default, the loans may be accelerated and declared due and payable immediately, and the lenders would be entitled to take possession of and sell the assets we have pledged as collateral and to apply the proceeds from those sales to repay loans and other amounts due under the Amended Five Year Credit Agreement. See “Risk Factors—Risk Related to Our Business—Our credit agreement imposes significant restrictions on our business.”

eBay Payment-in-Kind Note

In connection with the Skype Acquisition, we entered into a payment-in-kind loan agreement with eBay with a face value of $125.0 million. The note accrued interest at 12%, and both principal and interest were to become payable on November 19, 2015. On February 23, 2010, we repaid the entire outstanding payment-in-kind loan plus accrued and unpaid interest of $4.0 million, and the loan is no longer outstanding.

Debt maturity

The following table sets forth the maturities of our outstanding debt as of December 31, 2010:

As of December 31, 2010(1)
(thousands of U.S. dollars)
Fiscal Year:
2011	$38,512
2012	38,512
2013	67,397
2014	452,521
2015	144,422
Thereafter	—

741,364
Less: Unamortized original issuance discount	(16,504)

$724,860

(1)

Total debt outstanding as of December 31, 2010 consisted of $569.2 million denominated in U.S. dollars and €129.9 million denominated in euro (equivalent to $172.2 million). Total long-term debt outstanding of $724.9 (including current portion of $38.5 million) million on the consolidated balance sheet as of December 31, 2010 is net of the unamortized portion of the original issuance discount costs of $16.5 million.

Capital Expenditures

We have been able to invest significantly in our business, reflecting the fact that our software communications solution has low infrastructure requirements. As part of our separation from eBay in 2009, we invested substantial amounts in a new SAP ERP system, for financial reporting and other control processes, and a Human Resources system to help us systematically attract, develop and manage our workforce. We also invested to provide new office infrastructure to support our growth. Overall, our capital expenditures of $32.4 million in 2010 represented an increase of 140% over the capital expenditures in 2009, and we expect this investment will result in a stronger and more stable business organization. During the year ended December 31, 2008, the pro forma year ended December 31, 2009 and the year ended December 31, 2010, our capital expenditures totaled $5.0 million, $13.5 million and $32.4 million, respectively. Our capital expenditures primarily consisted of IT infrastructure, computer equipment and costs incurred in relation to facilities. For the year ending December 31, 2011, we have budgeted $50.0 million of capital expenditure.

Commitments and Contingencies

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating interest rates, and other factors may result in actual payments differing from the estimates. Although certain payments occur on a fixed schedule (see “—Indebtedness”), we cannot provide certainty regarding the timing and amounts of all of these payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the table in order to assist in the review of this information within the context of our consolidated financial position and results of operations. The following table summarizes our fixed contractual obligations and commitments (in thousands), as of December 31, 2010:

	Contractual Obligations
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(thousands of U.S. dollars)
Long-term Debt Obligations(1)	741,364	38,512	105,909	596,943	—
Operating Lease Obligations(2)	110,252	26,088	39,512	26,234	18,418
Purchase Obligations(3)	15,519	15,519	—	—	—
Interest Obligations(4)	184,424	52,440	96,157	35,827	—

Total Contractual Obligations	1,051,559	132,559	241,578	659,004	18,418

(1)

Comprises our Amended Five Year Credit Agreement and the $125 million payment-in-kind note, the latter of which was fully repaid in February 2010. See “—Indebtedness” for more details of our long-term debt obligations. See “—Debt maturity” above for details of our long-term debt obligations as of December 31, 2010. Since December 31, 2010, we have not made any payment to any of our long-term debt obligations.

(2)	We lease office facilities and equipment under various operating leases.
(3)	Non-cancellable outstanding purchase orders.
(4)

These amounts are an estimate of future interest payments due on our long-term debt outstanding as of December 31, 2010. At such time, the Five Year Credit Agreement bore interest at a rate of LIBOR subject to a 2% floor, plus 5% for the U.S. dollar denominated debt and 5.5% for the euro denominated debt. In January 2011, we drew $25.0 million from our $30.0 million line of credit under the Amended Five Year Credit Agreement to help fund our acquisition of Qik. See “—Qik Acquisition.”

Operating lease amounts include minimum rental payments under our non-cancelable operating leases for office facilities, hosting equipment and facilities and limited computer and office equipment that we utilize under lease arrangements. The amounts presented are consistent with contractual terms and are not expected to differ significantly, unless a substantial change in our headcount needs requires us to expand our occupied space or exit an office facility early.

Purchase obligation amounts include minimum purchase commitments for advertising, capital expenditures (computer equipment, software applications and contractor services) and other goods and services that were entered into through our ordinary course of business. These estimates have been developed based upon historical trends, when available, and our anticipated future obligations. Given the significance of such performance requirements within our advertising and other arrangements, actual payments could differ significantly from these estimates.

We are unable to reasonably predict the timing of settlement of liabilities related to unrecognized tax benefits. The table does not include $2.2 million of such non-current liabilities recorded on our consolidated balance sheet as of December 31, 2010.

An agreement was reached in connection with the Joltid Transaction requiring us to commit $10 million to Atomico, a venture capital fund. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.” Payments are made into the venture capital fund as capital calls notices are received. As of December 31, 2010, we had contributed $1.7 million towards investments made by the fund and have paid management administration and set-up fees of $0.7 million, resulting in a future commitment to pay approximately $7.6 million when additional capital notices are received. In January 2011, we received a capital call notice from Atomico requiring an additional €0.9 million ($1.2 million), which we paid to Atomico. We are unable to reasonably predict the timing of future capital calls and therefore the table above does not reflect these commitments.

In the second quarter of 2010, we entered into a cash flow hedge program to hedge our exposure to a portion of our euro-denominated cash flows resulting from euro-denominated revenues earned from our customers. We entered into twelve forward currency contracts with durations ranging from one to twelve months. The average size of the trades was €4.0 million (or $4.8 million) per month.

The consummation of any initial public offering, such as this offering, will trigger payments under management services agreements entered into in connection with the Skype Acquisition in aggregate amount of $             million. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

Off-Balance Sheet Arrangements

As of December 31, 2010, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Indemnification Provisions

In the ordinary course of business, we have included limited indemnification provisions in certain of our agreements with parties with whom we have commercial relations, including our standard marketing, promotions and application-programming-interface license agreements. Under these contracts, we generally indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with claims by a third party with respect to our domain names, trademarks, logos and other branding elements to the extent that such marks are applicable to our performance under the subject agreement. In a limited number of agreements, we have provided an indemnity for other types of third-party claims, which are indemnities mainly related to various intellectual property rights. It is not possible to determine the maximum potential loss under these indemnification provisions due to our limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with our indemnification provisions. In addition, we have agreed to indemnify the underwriters of this offering.

Critical Accounting Policies, Judgments and Estimates

General

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

All accounting policies in effect for Skype Global S.à r.l. and described in this prospectus will remain in effect upon completion of the corporate reorganization and will be utilized by Skype S.A.

Legal Contingencies

In connection with certain pending litigation and other claims, we have estimated the range of probable loss and provided for such losses through charges to our consolidated statement of operations. We record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. If we determine that it is reasonably possible but not probable that an asset has been impaired or a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, then we disclose the amount or range of estimated loss if the amount or range of estimated loss is material. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and future events. We consult with legal counsel on issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business, however the outcome of litigation is difficult to estimate and such estimates require significant subjective judgments.

From time to time, we are involved in disputes that arise in the ordinary course of business. Some of these legal proceedings are discussed under “Risk Factors” and “Business—Legal Proceedings,” and we intend to defend ourselves vigorously in these proceedings. However, even if successful, our defense against certain actions will be costly and could divert our management’s time. If the plaintiffs were to prevail on certain claims, we might be forced to pay significant damages and licensing fees, modify our business practices or even be prohibited from conducting a significant part of our business. Any such results could materially harm our business and could result in a material adverse impact on our results of operations or financial position or cash flows.

Accounting for Income Taxes

We account for income taxes on a separate returns basis and follow an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

Substantially all of our paid products are sold through our Luxembourg operating company irrespective of the geographic location where our services are used. As presented in Note 17 to our consolidated financial statements, we allocate revenue from our communications services to a country based upon the user’s Internet Protocol (“IP”) address logged when they register with Skype. This methodology provides an indication of where our users are located when using our services and a reasonable basis for allocating revenue to geographic jurisdictions. This allocation methodology is not representative of the jurisdiction from which our paid products are sold. Therefore, while our geographic segment disclosures indicate that we generate the largest portion of our revenues from users that had a U.S. IP address upon registering with Skype, we generate substantially higher income before income taxes in Luxembourg.

Our reported tax expense or benefit is significantly lower or higher, respectively, than the hypothetical tax expense or benefit computed by applying the Luxembourg statutory tax rate to income or loss before income taxes because our taxable income in Luxembourg is reduced as a consequence of, among other items, deductions that we receive in respect of our intercompany licenses of intellectual property. The impact on our taxable income or loss from these intercompany licenses of intellectual property is represented by the deemed royalty benefit in our effective tax rate reconciliation presented in Note 15 to our consolidated financial statements included elsewhere in this prospectus. The tax treatment of these intercompany licenses has been agreed with the relevant tax authority.

In most tax jurisdictions, our subsidiaries file tax returns as stand-alone entities and the provision for income taxes is completed on a separate return basis.

We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

At December 31, 2010, we had a valuation allowance on certain foreign net operating losses based on our assessment that it is more likely than not that the deferred tax asset will not be realized. To the extent we establish a valuation allowance or change the allowance in a period, we reflect the change with a corresponding increase or decrease in our tax provision in our consolidated statement of operations or against additional paid-in-capital in our consolidated balance sheet to the extent any tax benefits would have otherwise been allocated to equity.

We believe these provisions have adequately provided for our income tax liabilities. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuations of our deferred tax assets or liabilities, or by changes or interpretations in tax laws, regulations or accounting principles. In addition, we are subject to the continuous examination of our income tax returns by various foreign tax authorities in the jurisdictions in which we operate. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

We file annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes reflect the most likely outcome. We adjust these reserves, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash.

Revenue Recognition

We recognize revenue when there is persuasive evidence of an arrangement, delivery of products has occurred or services have been rendered, the fees are fixed or determinable and collection is reasonably assured.

We license our Skype software product and provide software updates to our users free of charge. Accordingly, no revenue is derived from the licensing of these software products to users.

We earn revenues primarily from the sale of our premium Internet communications services products. Our SkypeOut product, which generates a majority of our revenue, allows our users to place Internet voice calls from our Skype software application to traditional fixed line or mobile networks. Other premium Internet communications services products include SkypeIn, which allows our users to receive incoming calls to our Skype software application from traditional fixed lines or mobile networks, Skype Access which allows our users to connect to WiFi hotspots through our Skype software application, voicemail and SMS text messaging. These products are collectively referred to as our “communications services.” Our fees for communications services products are primarily charged on a pay-as-you-go or subscription basis.

Our users can purchase prepaid credit which is recorded as deferred revenue and user advances when collected and recognized as net revenue at the time users use the credit. For example, when a user makes a pay-as-you-go call or uses another pay-as-you-go communication product, the cost of the call or other product is charged against the user’s prepaid credit balance and net revenue is recognized at the time of use. In addition, any prepaid calling credit that remains in a user’s account for more than 180 days after the last transaction charged against that account is made inactive. Users may subsequently reactivate their credit for an indefinite period by accessing their account through our website. We recognize revenue on inactive credit by applying the delayed recognition approach, which requires management to estimate the point at which it becomes remote that a user will reactivate their credit. These estimates are derived based on historical Company-specific data analyzing user behavior, including their likelihood of returning to Skype after 180 days of inactivity, and the volume of users that have reclaimed an inactive credit. Prior to January 1, 2010, any prepaid calling credit that remained in a user’s account for more than 180 days after the last transaction charged against that account was forfeited to us by the user and recognized as revenue at that date.

When a customer purchases a subscription to use our other paid-products over a specified period, the amount collected is initially recorded as deferred revenue and customer advances and net revenue is recognized ratably over the subscription period.

We enter into arrangements whereby users can purchase certain subscription products that may contain multiple deliverables such as an unlimited Internet calling plan, voicemail or a discounted online number for a specified period. Where subscription products are bundled, the deliverables are generally available over a corresponding subscription period and revenue is recognized ratably over the period of subscription. In addition, we have a limited number of arrangements with service providers that include multiple deliverables, such as the enablement of our communication services to our mutual users, the configuration of our software clients to enable functionality on mobile handsets, marketing efforts and maintenance and support services. Net revenues from such arrangements with service providers were less than 1% of the total net revenues during the year ended December 31, 2010. If we sell deliverables separately, net revenues recognized from these deliverables are determined based on their stand-alone selling price. When a product is not sold separately, we establish our selling price for that deliverable using vendor-specific objective evidence (“VSOE”), third-party evidence (“TPE”) or our best estimate of selling price (“BESP”), and net revenues are allocated to each communication product using the relative selling price method. VSOE is only utilized when we have a history of selling these products separately. When VSOE cannot be established, we attempt to establish the selling price of each element based on relevant third-party evidence. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our product offerings may be different from those of our competitors such that comparable pricing of the deliverables with similar features cannot be obtained. Therefore, we are typically not able to determine TPE. When we are unable to establish selling prices using either VSOE or TPE, we use our best estimate of selling prices in the allocation of the arrangement consideration. The objective of the BESP is to determine the price at which we would transact a sale if the product or the service were sold on a stand-alone basis. We determine BESP for a product or a service by computing the cost plus a reasonable margin after considering multiple factors including, but not limited to, our pricing practices, prevailing market conditions, competitive landscape and internal costs. In accounting for multiple deliverables, management’s judgment is necessary when identifying the nature of deliverables in an arrangement as well as determining each individual deliverable’s selling price and allocating relative selling price to the multiple deliverables. Prior to January 1, 2010, we applied the residual method for allocating revenue to deliverables for which we could not establish objective evidence of fair value. Application of the relative selling price method did not have a material impact on our consolidated financial statements.

From time-to-time, we issue free vouchers to our connected users to use our paid products. When free vouchers are issued to our paying users, we account for the free product as a deliverable in the arrangement with the user. When free vouchers are issued to non-paying connected users, the costs to deliver the free paid products are recorded as sales and marketing expense. The impact of vouchers has not historically had a material impact on our consolidated statement of operations.

We enter into a limited number of arrangements whereby the software that enables our products is licensed for a fee to manufacturers or retailers of hardware devices. Under these arrangements, we allocate and defer net revenue for the undelivered elements based on their VSOE. VSOE is the price charged when an element in the arrangement is sold separately. If VSOE does not exist for undelivered elements that are specified products or features, we defer all net revenue until the earlier of the delivery of all elements or the point at which VSOE can be determined for each of the undelivered elements. These amounts are not currently significant to our overall results of operations.

Other revenue is derived from arrangements that provide for the distribution of third-party offerings during the Skype software download process and royalty arrangements whereby we receive payments for the licensing of the Skype brand and other Skype features to partners. Under such arrangements we are typically paid a fee for each successful download and activation of the third party’s products, or a one-time or recurring per-device or per-user licensing fee for allowing them to include Skype or reference the Skype brand in devices they manufacture or sell. Revenue from these arrangements is generally recognized in the period sales are reported to us, which typically ranges between from one month to one quarter in arrears. We also have an online store that allows users to purchase hardware products from third party vendors, who pay us a referral fee either when the user clicks through to the vendor’s website or buys a product from the vendor based on a referral from our website. Net revenues earned from referral fees are recognized on a net basis in our statement of operations and are not currently significant to our overall results of operations.

Goodwill and Intangible Assets

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business, with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

We applied the income approach to determine the fair value of our identifiable intangible assets acquired in connection with the Skype Acquisition. The income approach determines the fair value of an asset based on the present value of the cash flows that the asset can be expected to generate in the future. The application of the income approach requires estimates of future cash flows based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Additionally, our business has a limited financial history and a developing revenue model, which makes it difficult to estimate future cash flow and increases the risk of differences between our projected and actual performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. In applying the income approach, we used both the discounted cash flow and profit allocation methods.

The discounted cash flow method was used to estimate the fair value of our user base and contractual commercial agreements, as required by the accounting standards. The fair values were determined by discounting estimated net future cash flows from these assets. In allocating projected revenue to existing users, we analyzed historical attrition rates attributable to our paying users and considered the propensity of our non-paying users to convert to paying users in order to determine the estimated projected net revenue we would earn from existing connected users in future periods. On the basis of the analysis of our user activity levels, we determined and utilized an average monthly attrition rate of 4%. This approach was also applied in valuing other existing commercial arrangements by projecting the operating profit expected to be generated from these agreements and the estimated likelihood of renewal in future periods.

In estimating the fair value of the existing technology, in-process research and development, and trademarks and trade names, we used the profit allocation method, a variation of the income approach. In applying the profit allocation method, we estimated the value of the intangible assets by capitalizing the profit generated as a result of our ownership of the asset. To compute the value allocated to these intangible assets, we estimated a reasonable profit allocation rate of 5% attributable to the existing technology, and a reasonable profit allocation rate of 4% attributable to the trademark and trade names. To establish these estimated profit allocation rates, we referenced industry data points, including the royalty rates in place for the licensing of similar technology and for similar brands, and entity specific data points by computing a hypothetical profit allocation rate based on the Company’s projected operating margin. In addition, to derive the value of the existing and in-process technology, we estimated the amount of profit attributable to our existing core system, features and future technologies considering the stages of development and time and resources needed to complete the development.

The cash flows expected to be generated by each of the intangible assets were discounted to their present value equivalent using an estimated discount rate of 18% to 20% that reflects the relative market risk of these assets, as well as the time value of money. The discount rate is based on the estimated weighted-average cost of capital (“WACC”). The WACC is an overall rate based on the individual rates of return for interest bearing debt and equity capital, which is estimated based on a market participant capital structure. This is also comparable to the rate that we believe market participants would use to value the intangible assets, adjusted for specific risk factors of each asset.

As of December 31, 2010, our goodwill totaled $2.4 billion and our identifiable net intangible assets totaled $637.7 million. We assess the impairment of goodwill annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. As a result of the Skype Acquisition on November 19, 2009, we established a new basis of accounting and goodwill balance. In the Predecessor period, we tested goodwill for potential impairment in our fiscal third quarter to coincide with eBay’s annual planning cycle. In the Successor period we have conducted our first annual goodwill impairment test in our fiscal fourth quarter of 2010. This change to the period in which we conduct the annual test was done to align the test with our new annual planning cycle as a stand-alone company and was implemented within one year from the Skype Acquisition.

We evaluate impairment of goodwill using a two-step process. The first step involves a comparison of the fair value of the Company with its carrying amount. If the carrying amount of the Company exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying amount of the goodwill of the Company. If the carrying amount of the goodwill of the Company exceeds the fair value of that goodwill, we recognize an impairment loss in an amount equal to the excess of carrying value over fair value. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill, the revision could result in a non-cash impairment charge that could have a material impact on our financial results.

The estimation of fair value is conducted using a combination of the income and market approaches. The income approach requires estimates of future cash flows based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Additionally, our business has a limited financial history and developing revenue model, which makes it difficult to estimate future cash flow and increases the risk of differences between our projected and actual performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value and the risk that our assumptions and estimates may change in future periods. The market approach indicates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded and is applied consistently with the approach described in “—Pre IPO Valuation of Ordinary Shares” below.

The most recent goodwill impairment assessment for the Successor Company was performed in the fourth quarter of 2010. In applying the Income Approach, we used a cash flow period projected through 2021 and an assumed long term annual growth rate of 5%. In addition, we applied gross margin and operating expense assumptions consistent with our historical trends. Our estimates resulted from an updated long-term financial outlook developed as part of our strategic planning cycle conducted annually. Based on this assessment, we determined that no adjustment to the carrying value of our goodwill was required.

In 2009, we conducted our annual impairment test of goodwill as of August 31, 2009 and determined that no adjustment to the carrying value of goodwill was required.

Share-Based Compensation

During the Predecessor period, our employees were granted equity-based compensation awards under eBay’s equity incentive plans for directors, officers and employees that were comprised of options to purchase eBay’s common stock, restricted stock units settled in eBay’s common stock and non-vested shares of eBay’s common stock. Our employees were also eligible to participate in eBay’s employee stock purchase plan.

The expenses relating to these awards have been reflected in our combined financial statements for the Predecessor period. Stock options granted to our employees under these plans generally vested 25% one year from the date of grant (or 12.5% six months from the date of grant for grants to existing employees) and the remainder vested at a rate of 2.08% per month thereafter, and generally expired seven to ten years from the date of grant. Restricted stock units and non-vested shares granted to our employees under these plans vested on an annual basis over two to four years, were subject to the employees’ continuing service to eBay or its majority-owned subsidiaries (including the Skype Companies at the time) and did not have an expiration date. The expense relating to stock options was determined using the fair value estimated by the Black-Scholes option pricing model on the date of grant and the expense relating to awards of restricted stock units and non-vested shares was determined using the fair value of eBay’s common stock on the date of grant.

The fair value of stock options granted under eBay’s equity initiative plans was calculated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for each respective period:

	Predecessor
	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009
Risk-free interest rates	2.3%	1.8%
Expected life	3.8 years	3.8 years
Dividend yield	0%	0%
Expected volatility	34%	44.8%

The computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on eBay stock. The computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award was based on the U.S. Treasury yield curve in effect at the time of grant.

The stock-based compensation expense for awards under eBay’s equity incentive plans was recognized over their respective vesting period. As of November 19, 2009, all unvested awards were cancelled with the exception of a limited number of awards for which vesting was accelerated. The modifications to these limited number of awards resulted in stock-based compensation expense of $6.5 million during the Predecessor period. Following the Skype Acquisition, there was no unearned stock-based compensation relating to awards granted under the eBay equity incentive plans.

Subsequent to the Skype Acquisition, our board of directors approved the Skype Equity Incentive Plan whereby employees have been granted options to purchase ordinary shares of the Company. Under the Skype Equity Incentive Plan, certain options vest based on the continued employment of participants, referred to as “time-based stock options,” and other options vest based on the achievement of certain performance and market conditions, referred to as “performance-based stock options.” For time-based stock options, we have estimated the grant date fair value method using the Black-Scholes valuation model. For performance-based stock options, we have estimated grant date fair value method using a Monte Carlo simulation model. This method assumes that our stock price will follow geometric Brownian motion and requires complex calculations and subjective assumptions to determine the fair value of an option.

The fair value of stock options granted under the Skype Equity Incentive Plan was calculated on the date of grant using the following weighted-average assumptions:

	Successor
	Period from November 19, 2009 to December 31, 2009	Period from January 1, 2010 to December 31, 2010
Risk-free interest rates	3.1%	2.6%
Time-based stock options expected life	6.3 years	6.1 years
Dividend yield	0.0%	0.0%
Expected volatility	64.0%	61.0%

The inputs required in using the Black-Scholes and Monte Carlo option pricing models include the risk-free interest rate, expected life of time-based stock options, expected dividend yield and expected volatility. These inputs are subjective and require significant judgment to be applied by management.

Due to the absence of trading history on our ordinary shares, the computation of expected volatility was derived by referencing the implied historical volatility of several publicly traded entities that operate in the Internet or technology industries. In selecting companies to calculate implied volatility, we considered revenue, profitability and growth to determine companies that were sufficiently comparable to the Company.

The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve applicable to the expected life of the option at the time of grant. Due to the absence of sufficient historical data on exercise behavior, the computation of expected life for the options was determined after considering a number of factors including lives estimated using the simplified method and review of peer data adjusted for company specific factors. We assumed the dividend yield to be zero, because we have never declared or paid cash dividends and do not expect to pay cash dividends in the foreseeable future.

We have recognized compensation expense on the time-based stock options that are ultimately expected to vest solely based on the continued employment of the participants on a straight-line amortization method over the requisite service period. Accordingly, stock-based compensation has been reduced for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behaviors, trends of actual award forfeitures and other events that will result in forfeiture of awards. As of December 31, 2010, there was $26.9 million of unearned stock-based compensation, net of estimated forfeitures, relating to Time-Based Option awards made to our employees, directors, service providers and consultants that we estimate will be recognized as expenses in our statement of operations over a weighted average period of 4.1 years, of which we expect to recognize $7.5 million during the year ending December 31, 2011.

As the performance-based stock options can vest only upon a liquidity event, certain scenarios were modeled separately based on estimates around the probability and timing of a qualifying liquidity event. Potential stock prices are simulated between the grant date and the potential qualifying liquidity events. The average value across all such simulated paths is the value of the performance-based stock option for a given liquidity event, and the final fair value that has been determined by a probability weighted scenario analysis. This methodology requires management to exercise significant judgment to estimate possible liquidity scenarios that may result in the vesting of performance-based stock options. As of December 31, 2010, there was $31.0 million of unearned stock-based compensation relating to Performance-Based Option awards granted to our employees, directors, service providers and consultants.

We recognize compensation expense when it becomes probable that a performance condition will occur. Since the occurrence of a liquidity event that will trigger the eligibility of vesting for performance-based stock options is outside of the control of the Company or the option holders, compensation expense related to performance-based stock options will be recognized only when a liquidity event actually occurs based on the number of shares that become eligible for vesting.

We have only operated as a stand-alone company since November 19, 2009 and have granted options under the Skype Equity Incentive Plan from December 17, 2009. As we accumulate additional Skype specific employee behavioral data over time and incorporate market data related to our ordinary shares subsequent to this offering, our estimates of forfeiture rates, stock price volatility and expected life of options may change and materially impact the valuation of awards granted under the Skype Equity Incentive Plan and the stock-based compensation expense that we recognize in future periods.

Pre-IPO Valuation of Ordinary Shares

During the periods from November 19, 2009 through December 31, 2010, we granted options to purchase shares in our ordinary shares prior to this offering with exercise prices as follows:

Grant Date	Time-Based Options Granted	Performance-Based Options Granted	Exercise Price Per Share	Fair Value of Ordinary Shares	Grant Fair Value
	(U.S. dollars)
December 17, 2009	182,669	138,967	$255.52	$233.82	$39,222,042
February 22, 2010	34,520	51,781	255.52	233.82	10,172,980
April 26, 2010	25,683	27,591	255.52	250.75	6,937,433
June 10, 2010	33,343	39,949	255.52	250.75	9,492,716
July 1, 2010	7,000	10,500	255.52	255.52	1,680,490
August 3, 2010	5,311	2,828	259.17	259.17	916,961
August 9, 2010	13,590	—	259.17	259.17	1,693,314
September 16, 2010	6,640	6,475	259.17	259.17	1,351,230
October 26, 2010	60,841	85,464	330.88	330.88	20,844,380

In setting the exercise price of options, our board of directors used the higher of the consideration exchanged in the Skype Acquisition or the estimated fair value of our stock based upon contemporaneous valuations performed, as discussed below.

Given the absence of an active market for our ordinary shares, we estimated the fair value of our ordinary shares for purposes of determining share-based compensation expense for the periods presented. From December 2009 to February 2010, we estimated the fair value of our ordinary shares by reference to the consideration exchanged in the Skype Acquisition adjusted for the impact of transaction costs. Beginning in April 2010, valuations have been prepared using the market approach and income approach to estimate the aggregate enterprise value. These valuations were based in part on an analysis of relevant metrics, including the following:

•	the level of operational risk and uncertainty surrounding our stand-alone cost structure;

•	the range of market multiples of comparable companies;

•	our financial position, historical operating results and expected growth in operations;

•	the fact that the option grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company given prevailing market conditions.

The market approach indicates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded or which are part of a public or private transaction, as well as prior subject company transactions. Each comparable company was selected based on various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, adequate financial data and an actively traded stock price.

The income approach is a valuation technique that provides an estimation of the fair value of a business based on the cash flows that a business can be expected to generate over its remaining life. This approach begins with an estimation of the annual cash flows an investor would expect the subject business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection periods are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimate of the fair value of the business enterprise.

We prepared a financial forecast for each valuation to be used in the computation of the enterprise value for both the market approach and the income approach. The financial forecasts took into account past experience and future expectations. There is inherent uncertainty in these estimates.

The table below identifies the significant assumptions used in determining the fair value of our underlying ordinary shares subsequent to March 31, 2010. As discussed above, prior to April 1, 2010, we determined the estimated fair value of our ordinary shares by reference to the consideration exchanged in the Skype Acquisition adjusted for the impact of transaction costs.

Valuation Date	April 1, 2010		July 1, 2010		October 1, 2010		January 1, 2011
Long-term Expected Annual Growth Rate	5.0%		5.0%		5.0%		5.0%
Discount Rate	18.0%		17.0%		17.0%		17.0%
Market Comparable Method Median Multiples
Last Twelve Months Revenue	4.6	x	4.2	x	5.1	x	5.4	x
Projected Revenue	3.8	x	3.2	x	4.1	x	4.3	x
Last Twelve Months EBITDA	16.4	x	17.7	x	23.5	x	23.2	x
Future Twelve Months EBITDA	10.1	x	11.9	x	12.8	x	13.3	x
Lack of Marketability Discount	0.0%		0.0%		0.0%		0.0%
Weighting of Outcomes of Valuation Methods
Income Approach	50.0%		50.0%		50.0%		50.0%
Market Comparable Method	50.0%		50.0%		50.0%		50.0%

We perform a contemporaneous valuation of our ordinary shares at the beginning of each fiscal quarter to assist in the determination of the fair value for options granted during the quarter. We rely on such valuation either until we do not believe it to be an accurate representation of the fair value of ordinary shares or we have completed our valuation in the following quarter. The assumed long-term expected annual growth rate is based on long-term projections of inflation and the expected growth rates of comparable companies in similar lines of business. This assumed growth rate is inherently subject to uncertainties and you should not rely on it as a prediction of future results. The discount rate was based on the estimated weighted-average cost of capital (“WACC”). The WACC is an overall rate based on the individual rates of return for interest bearing debt and equity capital which is estimated based on a market participant capital structure. The decrease in discount rate of 1.0% for the two valuations presented above primarily relates to a lower risk-free rate of return due to changes in U.S. Treasury note yields.

The market approach indicates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded. The market comparable method, a form of the market approach, was used in order to determine a market value of invested capital (“MVIC”) less cash multiple to be applied to our net revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”). MVIC is computed as the market value of equity (also referred to as market capitalization, computed as the shares outstanding multiplied by price), plus preferred stock, plus short- and long-term debt, plus minority interest, less cash. Cash is inclusive of cash and cash equivalents, marketable securities and long term investments (when applicable). Cash is deducted to better reflect an operating multiple when using MVIC in the numerator and divided by an operating metric such as revenue.

MVIC less cash multiples (such as MVIC less cash to last twelve months (“LTM”) net revenues, MVIC less cash to projected net revenues over the future twelve month period from each measurement date, MVIC less cash to LTM EBITDA, MVIC less cash to future twelve months EBITDA) of the publicly traded companies were calculated as of the valuation date. Each of these multiples was applied an equal weighting of 25.0% to yield the indicated value of invested capital before adjustments. The fluctuations in multiples were due to individual company financial performance and market driven stock price performance of the comparable companies.

We also considered whether a lack of marketability discount would be appropriate. Given our prospects for liquidity and concentration of ownership we have determined that no such discount was warranted. In determining our enterprise value for estimating the fair value of our underlying ordinary shares we applied an equal weighting to both the income approach and the market comparable method. The market transaction method was taken into consideration but ultimately received no weighting as we do not believe the transactions considered were recent enough to provide an indicative measure of our enterprise value.

Recent Accounting Pronouncements

In June 2009, the FASB issued new accounting guidance which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity (“VIE”) and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The new guidance significantly changes the consolidation rules for VIEs. Affected areas include the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs. The provisions of this new accounting guidance is effective for interim and annual reporting periods ending after November 15, 2009 and became effective for us beginning in the first quarter of 2010. The application of this accounting guidance did not have a material impact on our consolidated financial statements.

In September 2009, the FASB issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third-party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. We adopted this standard prospectively on January 1, 2010. Under this standard, we allocate revenue in arrangements with multiple deliverables using estimated selling prices if we do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables. Estimated selling prices are management’s best estimates of the prices that we would charge our customers if we were to sell the stand-alone elements separately. Application of the relative selling price method did not have a material impact on our consolidated financial statements when applied prospectively in 2010.

In September 2009, the FASB issued new accounting guidance related to certain revenue arrangements that include software elements. Previously, companies that sold tangible products with “more than incidental” software were required to apply the software revenue recognition guidance. This guidance often delayed revenue recognition for the delivery of the tangible product. Under the new guidance, tangible products that have software components that are “essential to the functionality” of the tangible product will be scoped out of the software revenue recognition guidance. The new guidance will include factors to help companies determine what is “essential to the functionality.” Software-enabled products will now be subject to other revenue guidance and will likely follow the guidance for multiple deliverable arrangements issued by the FASB in September 2009. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The adoption of this accounting guidance is not expected to have any significant impact on our consolidated financial statements.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $142.5 million as of December 31, 2010. These amounts are held in current or short-term investment accounts and are held for working capital purposes. Although a decline in interest rates would reduce future interest income, we do not believe this would have a material impact on our financial statements.

As of December 31, 2010, we had $724.9 million outstanding under our Amended Five Year Credit Agreement, as amended, of which $569.2 million is denominated in U.S. dollars and $172.2 million is denominated in euro. The term loan under the Amended Five Year Credit Agreement, as amended, bears a variable interest rate calculated on the basis of LIBOR, subject to a 2% floor, plus 5% or 5.5% for the U.S. dollar and Euro tranches, respectively. The interest rates at December 31, 2010 were 7.0% and 7.5% for the U.S. dollar and Euro tranches, respectively. If the LIBOR rate increases above 2%, we will incur additional interest expense. A 1% increase in interest rates at December 31, 2010 would not have increased the annual interest expense on our Amended Five Year Credit Agreement as a result of the 2% LIBOR floor in effect under the agreement. See “—Indebtedness—Five Year Credit Agreement.”

Foreign Currency Exposures

Our users, customers and vendors are located in countries around the world, and we receive and make payments in a wide range of currencies. Accordingly, changes in currency exchange rates may substantially affect our results of operations and financial condition in ways that are unrelated to our operating performance. As exchange rates may fluctuate significantly between periods, revenues and operating expenses, when translated into U.S. dollars, our reporting currency, may also experience significant fluctuations between periods. If the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased net revenues and operating expenses. Conversely, if the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased net revenues and operating expenses. Historically, a majority of our revenues, cost of net revenues and operating expenses have been denominated in U.S. dollars and in euro. In addition, the currency in which we pay call termination charges to deliver our SkypeOut product often differs from the currency in which we generate net revenues. Although we are impacted by the exchange rate movements from a number of currencies relative to the U.S. dollar, our results of operations are particularly impacted by fluctuations in the U.S. dollar-euro exchange rate. For example, as the U.S. dollar strengthens against the euro, our net revenues earned in euro may decrease and our cost of net revenues may remain consistent or increase, causing gross margin to shrink.

In addition, our users are currently able to purchase prepaid Skype credit and maintain these balances in 15 unique currencies. The remeasurement of these foreign denominated user advances into U.S. dollars at the prevailing exchange rate at each balance sheet date results in foreign currency gains or losses depending on the movement in exchange rates between periods. If the U.S. dollar weakens against these foreign denominated currency user advances, the respective liability balances increase, giving rise to foreign currency exchange losses. Conversely, if the U.S. dollar strengthens against user advances held in foreign denominated currencies, the respective liability balances decrease, giving rise to foreign currency exchange gains. We cannot predict the impact that fluctuations in the exchange rate between our functional and reporting currencies will have on the reported amounts in net revenues, cost of net revenues and operating expenses in our consolidated statement of operations.

A majority of our revenue is earned in Luxembourg, but we allow our users to conduct transactions in a number of currencies. Additionally, the expenses of our foreign operations are typically denominated in the local currency of each relevant country, which is primarily the euro, the British pound and the Estonian Kroon. Our operations are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors.

Prior to the Skype Acquisition, the risks relating to fluctuations in foreign currency rates and other economic exposures were addressed by eBay at its consolidated group level, and we did not hedge our exposure to foreign currency fluctuations. We only recently implemented a foreign currency hedging program to mitigate a portion of the volatility that we experience from the multitude of currencies in which we operate, and a significant amount of our operations remain subject to the normal uncertainties that occur due to changes in foreign currency exchange rates.

Under our hedging program, we utilize foreign exchange forward contracts to mitigate certain portions of the risk of changes in value of euro to our cash flows. We do not enter into derivatives for speculative or trading purposes. As of December 31, 2010, we held foreign currency derivatives with an aggregate notional amount of €24.0 million and a weighted average maturity date of approximately six months. See Note 9 to our consolidated financial statements included elsewhere in this prospectus for further information on our derivatives and risk management strategies. All cash flows resulting from our derivative contracts are expected to occur within twelve months.

We are impacted by the exchange rate movements of a number of currencies relative to the U.S. dollar. A hypothetical uniform 20% strengthening, which we believe to be reasonably possible between periods based on recent fluctuations in exchange rates, in the value of the U.S. dollar relative to foreign currency denominated monetary assets and liabilities would have resulted in an adverse impact on income before income taxes of approximately $28.7 million and $55.1 million at December 31, 2009 and December 31, 2010, respectively. There are inherent limitations in the sensitivity analysis presented, due primarily to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

BUSINESS

Company Overview

Skype is a global technology leader that enables real-time communications over the Internet. Our software-based communications platform offers high-quality, easy-to-use tools for consumers and businesses to communicate and collaborate globally through voice, video and text conversations. During 2010, our users made 207 billion minutes of voice and video calls using Skype. TeleGeography Research in its 2010 report estimates us to be the leading global provider for international communications in 2010, accounting for approximately 20% of the world’s international long-distance calling minutes, up from 13% in 2009. In the fourth quarter of 2010, video calls accounted for approximately 42% of all Skype-to-Skype minutes, and in 2010, our users sent over 176 million SMS text messages through Skype.

Skype has grown rapidly to achieve significant global scale since we were founded in 2003. We believe our connected user base is one of the largest and most engaged Internet user bases. From December 31, 2009 to December 31, 2010, we grew our registered users from 474 million to 663 million. From the three months ended December 31, 2009 to the three months ended December 31, 2010, we grew our average monthly connected users from 105 million to 145 million and our average monthly paying users from 7.3 million to 8.8 million. See “Selected Financial Data—Key Metrics” for definitions of these metrics and their limitations. Although we have achieved significant global scale and user growth to date, the penetration of our connected and paying users is low relative to our addressable market. We continue to invest in innovation with the goal of promoting growth in our user base and increasing user engagement. We believe that we can generate revenue from our users and their engagement in multiple ways over time.

We believe the scale, global distribution and growth of our user base provide us with powerful network effects, whereby Skype becomes more valuable as more people use it, thereby creating an incentive for existing users to encourage new users to join. We believe that these network effects help us to attract new users and provide significant competitive advantages, such as strengthening our brand and enabling us to benefit from “viral” marketing, which provides us with a cost advantage by keeping our user acquisition costs low. In addition, our scale and network effects encourage other companies to form strategic relationships with Skype, creating more value for our users and increasing user engagement. For example, we have strategic relationships with leading mobile operators such as Verizon Wireless in the United States and KDDI in Japan and with television and Blu-ray player manufacturers (LG, Panasonic, Samsung, Sony and Vizio) that embed Skype software on their applications and devices. In addition, in October 2010, we partnered with Facebook to integrate the Facebook channel, including Facebook news feed and Facebook phonebook, into our Skype software client for Windows. In September 2010, we also entered into an agreement with Avaya for the promotion and support of Skype Connect and to cooperate with the objective of launching, in a second phase, interoperability between Avaya enterprise-deployed solutions and Skype end-points, in each case in the United States. Furthermore, in March 2011, we announced a partnership with Citrix for the integration of its GoToMeeting® technology into our enterprise desktop offering, which, when introduced, will enable our enterprise users to set up online video and audio conferencing meetings with screen sharing capability. Strategic relationships like these help us make Skype present in more communications devices and platforms in both the consumer and enterprise markets, which increases the accessibility and usage of Skype by our large and growing user base.

We believe our highly scalable peer-to-peer software architecture gives us a significant cost advantage compared to conventional communications networks because it utilizes our users’ existing Internet connections and does not require us to build or maintain a physical communications network. As a result, we can add new users and provide them with a wide range of communications tools at minimal incremental cost to us, allowing us to offer many of our products for free. We believe our low cost and highly scalable peer-to-peer software architecture positions us to grow in new regions faster and address opportunities more quickly than many other competitive offerings.

In 2010, we generated $860 million of net revenues, and our Adjusted EBITDA was $264 million, while our net loss amounted to $7 million. While Skype-to-Skype voice, one-to-one video and text conversations are free, our primary source of revenue, to date, has been from the purchase of credit (on a pay-as-you-go or subscription basis) for our SkypeOut product, which provides low-priced calling to landlines and mobile devices. We have successfully increased the number of our paying users who sign up for subscriptions, and the percentage of our users with subscriptions has increased over time. Going forward, we plan to continue growing and diversifying our sources of revenue in four specific areas. First, we believe that there is a significant opportunity to grow our user base, given that our connected and paying users remain at relatively low levels of penetration relative to our addressable market and that fixed and mobile broadband access continues to increase around the world. Second, we believe that we can generate more communications revenue from our users by improving awareness and adoption of our paid products and introducing premium products such as group video calling. Third, we will continue to develop new monetization models for our large connected user base. We currently generate a small portion of our net revenues through marketing services (such as advertising) and licensing, which we expect will grow as a percentage of our net revenues over time. Fourth, we intend to broaden our user base to include more enterprise users.

We also believe that Skype technology can provide significant humanitarian benefit. For example, after the Haiti earthquake in January 2010, when landline and cell phone coverage were lost, Skype donated $2 of Skype Credit (equivalent to over one hour’s calling to the United States or other global rate countries) to every registered Skype user in Haiti to allow them to contact friends and relatives abroad on any fixed or mobile network for free. Skype was also used extensively by reporters in the aftermath of the earthquake to help alert the United States and other nations to the scale of the disaster and the urgent need for help. In addition, we have developed a customized, low-bandwidth version of Skype software for use in 120 hardship locations served by United Nations High Commissioner for Refugees (UNHCR) staff members around the world. Utilizing this version of Skype, UNHCR employees, who are typically separated from their families for months at a time, are able to make free and low-cost voice and video calls over the Internet, even when connection quality is poor.

Recent Developments

In November 2009, we were acquired from eBay by an investor group, led by Silver Lake and including the Canada Pension Plan Investment Board (CPPIB) and Andreessen Horowitz. In connection with the Skype Acquisition, eBay received a significant ownership stake in the Company, and Joltid also made an equity investment in the Company. We believe that our investor group includes a unique combination of investors and operators with specific domain expertise and skill sets, including Silver Lake, a leading large-scale global technology investor with extensive operating experience; CPPIB, an institutional investor with deep sector expertise; and Andreessen Horowitz, an Internet-focused venture capital specialist, together with the Internet experience of eBay and the Skype-specific and consumer-facing Internet knowledge of Skype’s founders.

Since the Skype Acquisition, we have continued to pursue our mission to be the worldwide communications platform of choice and have made significant improvements in our business. In particular, we have made significant investments in people, infrastructure and the Qik Acquisition, and we have continued to grow our user base and net revenues while adding new products and partnerships and further strengthening our capital structure.

Examples of our recent progress include:

Acquisition of Intellectual Property

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In November 2009, we acquired from Joltid the intellectual property rights to technology that facilitates communications in the peer-to-peer network of Skype users. We acquired this technology as part of a settlement that we and eBay reached with Joltid regarding our use of this peer-to-peer communication technology, in which all outstanding litigation between the parties was resolved. Joltid also made an investment of $80 million in us. We refer to these matters collectively as the “Joltid Transaction.”

Increased Investment

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People. We have recruited several new executives to strengthen our senior management team, including, among others, a new Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, Chief Legal Officer and a new General Manager of Skype Enterprise, and grew our number of employees and long-term contractors from 733 as of December 31, 2009 to 911 as of December 31, 2010.

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Infrastructure. We invested $32 million in capital expenditures in 2010, a substantial increase from $14 million in 2009. We have invested large amounts in a new SAP ERP system, for financial reporting and other control processes, and in Human Resources systems to help us systematically attract, develop and manage our workforce. We are also investing to provide new office infrastructure across multiple geographies to support our growth.

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Acquisitions. In January 2011, we acquired Qik Inc., a provider of mobile video software, for approximately $121 million of initial cash consideration and additional payments to employees for future service of approximately $29 million. The acquisition allows us to accelerate the development of new premium subscription revenue models, provides access to key engineering talent, and extends our carrier and OEM partnerships. As part of the acquisition, we added 63 employees from Qik in January 2011.

Sustained Growth

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Users and financial performance. We have significantly increased both our free and paying users, growing our average monthly connected users by 38% and average monthly paying users by 19%, from the three months ended December 31, 2009 to the three months ended December 31, 2010. Net revenues increased by 20% from $719 million in pro forma 2009 to $860 million in 2010, and Adjusted EBITDA increased by 43% from $185 million in pro forma 2009 to $264 million in 2010. Our net loss in 2010 was $7 million, compared to a net loss of $418 million on a pro forma basis in 2009 (which includes a $344 million charge incurred by us in connection with the settlement in the Joltid Transaction).

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Strategic relationships. We have launched several important commercial strategic relationships, including relationships in the mobile market with Verizon Wireless in the United States and KDDI in Japan and others in the consumer electronics market, such as arrangements with LG, Panasonic, Samsung, Sony and Vizio to embed Skype in certain HD televisions and Blu-ray players. More broadly, in July 2010, we released a beta version of SkypeKit, a software development tool designed to meet demand from independent software developers and consumer electronics manufacturers to incorporate Skype functionality within their own applications and devices. In addition, in October 2010, we partnered with Facebook to integrate the Facebook channel, including Facebook news feed and Facebook phonebook, into our Skype software client for Windows. In September 2010, we also entered into an agreement with Avaya for the promotion and support of Skype Connect and to cooperate with the objective of launching, in a second phase, interoperability between Avaya enterprise-deployed solutions and Skype end-points, in each case in the United States. Furthermore, in March 2011, we announced a partnership with Citrix for the integration of its GoToMeeting® technology into our enterprise desktop offering, which, when introduced, will enable our enterprise users to set up online video and audio conferencing meetings with screen sharing capability. Through our acquisition of Qik in January 2011, we have also added Qik’s existing strategic partners including Sprint and T-Mobile in the United States.

•	Products and features. We have released a significant number of new products and features, including:

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Mobile. We have released Skype products on multiple platforms including iOS (iPhone), Blackberry, Linux, Android and Symbian, including bringing mobile video to Nokia’s N900 device in May 2010 and to Apple’s iPhone 3GS and 4 in December 2010. In March 2011, we also launched our new Qik application for the iOS platform with new features including real-time effects in live video and video chat, video editing, and HD video-sharing.

•	Integrated features. In October 2010, we integrated the Facebook channel, including Facebook news feed and Facebook phonebook, into our Skype software client for Windows. Skype users can now interact with their Facebook news feed directly from Skype. They can also place low cost SkypeOut calls to their Facebook friends that have posted mobile and/or landline phone numbers on Facebook and free Skype-to-Skype calls to their Facebook friends that are also Skype users.

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Premium products. With our Skype 5.1 client for Windows and our Skype 5.0 client for Mac, we officially launched group video calling in January 2011 as part of our “Skype Premium” product, which also includes live chat customer support and a discount on HD webcams.

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Marketing services, including advertising. We have launched products that allow businesses to market their products or services selectively to our user base, including Click & Call, which enables users to initiate a Skype call from a website to participating businesses. In March 2011, we also launched in-client display advertising in our Skype 5.1 client for Windows.

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Skype Enterprise. We have launched our Skype Enterprise product offerings: Skype Manager, which allows businesses to manage Skype accounts for their employees, and Skype Connect, which allows businesses to connect their private telephone branch exchange (PBX) over the Internet to the peer-to-peer network of Skype users to achieve low-cost calling.

Capital Structure

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Financing. We raised $825 million face amount of debt to help finance the Skype Acquisition, consisting of $700 million face amount of senior debt and a payment-in-kind loan of $125 million from eBay. We refinanced our debt in February 2010. As part of this refinancing, we reduced our total debt and significantly lowered our cost of debt by increasing our senior debt to a U.S. dollar equivalent $775 million face amount while repaying the eBay payment-in-kind note in full. We also have a $30 million revolving credit facility, of which $25 million was drawn in connection with the Qik acquisition in January 2011.

Industry Overview

The large and growing global market for communications and collaboration solutions is being transformed by the Internet. Historically, calls could only be made by sending signals over a traditional copper wire telephone network from telephone to telephone. Today, single and multi-party voice, video and text communications can be transmitted from and to numerous devices over the Internet. Furthermore, as the Internet transforms the ways people communicate, new markets and business models are being developed, including social networking, advertising, social gaming and virtual goods. We believe that our large and engaged user base, combined with our easy-to-use, high-quality platform, positions us well to compete in these evolving markets over time.

Based on industry sources, the worldwide telecommunications services market, which includes traditional fixed voice, mobile voice, Internet-based voice (known as voice-over-Internet protocol (VoIP)), broadband and other fixed data and mobile data, was $1.5 trillion in 2009. The segments of this market where we currently compete are large and growing, including the markets for IP-based voice and video services, voice and video conferencing, SMS text messaging and unified collaboration. For example, based on industry sources, the size of the IP-based voice services market, in which we participate, was $41 billion in 2009 and grew at a 34% compound annual growth rate from 2006 to 2009.

We believe that underlying market forces increasingly challenge the ways that communications have traditionally been provided and offer opportunities for innovative and disruptive solutions such as ours to help accelerate the transformation of the global communications industry. These market forces include:

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Growing desire to communicate and collaborate globally. The global communications infrastructure and increasingly interwoven economic and educational systems have contributed to the globalization of business and society and are driving a significant increase in domestic and international communications. People are becoming more mobile and travel more frequently for either work or pleasure. These trends create a desire to communicate with friends, families and business associates across long distances. In many cases, they want to see, as well as hear, the person or people with whom they are communicating and collaborating.

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Increasing penetration of wired and mobile Internet. As wired and mobile Internet access has become more readily available, communications tools have been developed to take advantage of the greater availability of bandwidth, and more people have gained access to those tools. Users have become more accustomed to a growing variety of applications delivered through the Internet. As Internet penetration continues to increase globally, more people will become exposed to emerging communicating tools.

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Expansion and diversification of the ways people communicate. Voice is now only one piece of the overall communications solution. Improving technology and decreasing costs have helped drive demand for video-based communications. Technological innovations and the emergence of global data networks have also led to rapid expansion and diversification of the ways people communicate, including not only video calling but also instant messaging, SMS text messaging, micro-blogging, social networking and rich data collaboration. Furthermore, people are increasingly demanding the ability to communicate with groups in addition to one-to-one communications and to engage in video messaging with one another.

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Proliferation of Internet-connected devices. Advancements in technology and the increasing penetration and speed of both wired and mobile broadband Internet connections have contributed to a convergence of computer functionality and Internet connectivity in an expanding range of consumer electronic devices, including traditional computing devices such as PCs, laptops, tablets, smartphones, MP3 players and video game consoles, as well as other consumer products, including televisions and cameras. These products increasingly include or support media components, such as microphones, speakers and cameras, which enable two-way voice and video communications.

These market forces have provided the opportunity for easy-to-use, low-cost communications tools that are not restricted by traditional communications limitations (such as a specific geography or region), bound by hardware or purpose-built networks, or limited to single, non-integrated modes of communication, and that can link groups as well as individuals.

Our Platform

We have developed an innovative software-based communications platform that offers a simple and convenient way for our users to stay in touch virtually anywhere in the world. This platform allows us to bring an Internet-based model to the communications industry. Skype users can have free voice, video and text conversations with other Skype users, or can call anyone with a landline or mobile phone number at a low cost. We believe that our platform is well-positioned to capitalize on the market forces that are transforming the global communications industry:

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We facilitate global communication and collaboration. Our software platform is currently available in 32 languages, and we have an extremely broad reach in countries throughout the world. Our users can communicate globally by voice, video or text with their friends, family or co-workers.

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We leverage existing fixed and wireless Internet infrastructure. Our software platform only requires an Internet-connected device to connect instantly with our global network of 145 million average monthly connected users (for the three months ended December 31, 2010) for free, or with hundreds of millions of mobile handsets and landlines around the world at a low price. As fixed and wireless broadband infrastructure continues to grow and penetrate new geographies, our potential market expands at minimal incremental cost to us.

•	We offer numerous communication tools and ways to communicate and collaborate. In addition to voice and video calling, our software platform also offers a variety of other communication and collaboration methods, such as instant messaging, paid SMS messaging, screen sharing and file transferring. Features are seamlessly tied together on the Skype platform, allowing our users to switch easily between various ways of communicating and collaborating. In addition to one-to-one communications, users can communicate with groups using Skype through group instant messages and group voice or video calls. With the acquisition of Qik in January 2011, we further expanded our product offering to include video broadcast, video recording, social video sharing and video messaging.

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Skype is available on diverse Internet-connected devices. As Skype is software-based, users can access their Skype account and use our software platform’s functionality from virtually any Internet-connected device. Skype is currently available, either pre-installed or through user download, on desktops and laptops, as well as selected mobile phones, netbooks, tablets, televisions, Blu-ray players and video game consoles, and our Qik applications are pre-loaded or available to download on a wide range of mobile smartphones.

Our Competitive Strengths

We believe our products, technology and business model distinguish us from alternative providers and bring us a number of differentiated competitive strengths:

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Large, highly engaged, growing and diverse global user base. Our user base is large and continues to grow rapidly and is geographically and demographically diverse. For example, from the three months ended December 31, 2009 to the three months ended December 31, 2010, our connected user base grew by 38% to 145 million average monthly connected users. Our software has broad global appeal and is actively used by people across gender, age and income groups, helping everyone from business executives to grandparents to schoolchildren stay connected. We believe our users are also highly engaged in using our product and this engagement has increased over time: in the fourth quarter of 2010, our connected users spent an average of 140 minutes per month using Skype for voice and video communication compared to 122 minutes per month in the fourth quarter of 2009.

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Strong network effects. We and our users benefit from network effects. Skype becomes more valuable as more people use Skype, thereby creating an incentive for existing users to encourage new users to join. As more users join and become accessible for Skype communications, users’ engagement levels increase. With a larger user base and increased user engagement, we are well positioned to attract commercial partnerships, as we have done successfully with mobile network operators, desktop and laptop computer manufacturers and leading global TV manufacturers. New features and partnerships in turn broaden Skype’s usefulness, attracting more users. This results in viral marketing and lower marketing expense for Skype. During 2010, we also improved the ability of our users to identify and connect with their friends and contacts with whom they are not already connected on Skype, using “Skype Friend Finder” in our desktop clients, which we believe should enhance further these network effects.

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Strong communications brand. Despite low levels of marketing spending by us to date, we believe that Skype is among the most recognized brands in Internet communications, appealing to a broad range of people across diverse demographic groups and geographies. Based on a survey we conducted in the second quarter of 2010 in selected countries, our average brand awareness among respondents in these countries was approximately 82%. We believe our high brand awareness results in strong consumer interest and loyalty and provides us with an opportunity to educate potential new users about the value of our software platform.

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Low cost and highly scalable peer-to-peer architecture. Our peer-to-peer software architecture connects our users by utilizing their existing network and computing resources. This provides us with a significant cost advantage because we are not required to build or maintain a physical communications network, such as a wire or fiber optic network or cellular infrastructure. As a result, we can add new users and provide them with a wide range of products at minimal incremental cost to us, allowing us to offer many of our products for free. We believe our low-cost and highly scalable peer-to-peer software architecture positions us to grow in new regions and address opportunities more quickly than many other competitive offerings.

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High-quality, multi-feature voice and video product suite. We offer a wide range of tools for our users to communicate and collaborate, including voice and video calling, instant messaging, screen sharing and file transferring. For example, we recently introduced group video calling, which allows our users to communicate with up to nine other users in a simultaneous video conversation. During the fourth quarter of 2010, approximately 42% of our Skype-to-Skype minutes were video calls, which we believe demonstrates the high quality and utility of our video products. We believe our users value the breadth of our product offering and believe this is evidenced by the significant overlap in feature usage between Skype-to-Skype voice and video calling, SkypeOut, SMS texts and instant messaging. We believe that the quality of our communication tools is essential to the Skype user experience, and we have invested heavily to ensure that our products are of high quality. For example, we offer wideband audio in many versions of our Skype software client, which we believe offers a much more natural communications experience than the traditional telephone network and launched this technology in our iPhone and Android clients during 2010. We also officially launched our Skype 5.0 client for Windows in October 2010 and our Skype 5.0 client for Mac in January 2011, which we believe offers an improved user interface and an easy-to-navigate voice and video communications experience.

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Payment infrastructure. Because of our size and experience, we have the ability to collect small payments in many countries around the world. We currently accept payments in 15 currencies. We are able to accept multiple forms of payment, including PayPal, credit cards, debit cards, cash payments for a voucher and bank transfers. Because users prepay for Skype Credit and subscriptions and we debit a pay-as-you-go user’s Skype account as charges are incurred, we are able to process charges in small increments without incurring additional fees for credit and debit card payment processing. Additionally, we have substantial experience addressing fraudulent payment activity. We have developed sophisticated anti-fraud practices and systems that couple algorithmic automatic detection with manual scanning; BiBit and PayPal, our primary payment processers, are certified as compliant with the Payment Card Industry Data Security Standards.

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Software platform that is device and network agnostic. Unlike some competitive offerings, our platform is software-based and is available across multiple devices and networks. Our software runs on virtually all major computer and mobile operating systems and on multiple hardware platforms, including televisions, Blu-ray players and mobile phones, and across Internet and mobile telecommunications networks. We believe that the recent beta launch of SkypeKit in July 2010 will allow further adoption into more devices by enabling independent software developers and consumer electronics manufacturers to incorporate Skype functionality within their own applications and devices. Because the Skype platform is software-based, we can launch regular upgrades quickly and cost-effectively. Our users simply download our latest software upgrades and frequently enjoy new features without the cost and time required to upgrade hardware.

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Attractive financial structure. We believe that our business benefits from an attractive financial structure. For example, our cash flow and working capital are enhanced by the fact that users of our paid communications services products, including SkypeOut, pay us in advance of their use of our products; and the growing popularity of our subscription-based products provides us with higher predictability regarding our future revenues. We believe our business is also characterized by low operating and capital expenditures as a result of the strong network effects that help us grow our user base; our strong communications brand, which we have built despite low levels of marketing spending; and the low-cost peer-to-peer architecture that does not require us to build or maintain a network, each as described further above. We also have relatively low cash tax expense, expressed as a percentage of our income or loss before income taxes. This financial structure provides us the opportunity to invest cash generated from our operating activities in the continued development of innovative products and technologies.

For a discussion of the competitive challenges we face, see “—Competition” and “Risk Factors—Our industry is intensely competitive and if we do not compete successfully, we could lose market share, experience reduced revenues or suffer losses.”

Our Users

We believe that the growth and loyalty of our user base validate our competitive strengths. Our registered, connected and paying users have grown over time, which we believe is primarily attributable to the network effects of our users, our strong global brand and our differentiated technology and product offering. For a description of how we calculate each of our metrics, see “Selected Financial Data—Key Metrics.” The chart below highlights the growth in our users since 2007:

(1)

Our registered user metric is difficult for us to verify and is subject to a degree of overstatement. For more information, see “Risk Factors—The number of our registered users overstates the number of unique individuals who register to use our products.” Our registered user number includes users who registered through their MySpace account and excludes users that have registered on Skype through our investment to address the Chinese market, Tel-Online Limited. For more information, see “Selected Financial Data—Key Metrics.”

(2)

Our connected and paying user metrics are subject to uncertainties and inaccuracies and may be overstated or understated. For more information, see “Risk Factors—Our connected users metric is subject to uncertainties and may overstate the number of users who actively use our products” and “—Our paying user and communications services billing minutes metrics are subject to a degree of inaccuracy due to fraudulent transactions and our method of calculating these metrics.” Our average monthly connected and paying user numbers include users who registered through their MySpace account and exclude users that have connected to Skype through our investment to address the Chinese market, Tel-Online Limited. For more information, see “Selected Financial Data—Key Metrics.”

Since 2008, our connected users have increased rapidly due to the increasing popularity of our free products, including video calling, which represented approximately 42% of all Skype-to-Skype minutes for the fourth quarter of 2010. We view the growth in our connected user base as an opportunity to convert more of these connected users into future paying users, as discussed further below under “—Our Strategy.”

Our paying users exhibit strong long-term loyalty as well as relatively stable spending patterns over time, as the chart below demonstrates. It shows monthly SkypeOut billings on a constant currency basis for the months of December 2006, 2007, 2008, 2009 and 2010 broken down by the year our users first registered with Skype and helps illustrate the relatively stable spending patterns of paying users over time.

(1)

Monthly SkypeOut billings is calculated as the sum of pay-as-you-go SkypeOut billings and SkypeOut subscription billings. Pay-as-you-go billings represent the product of the number of communications services billing minutes and the stated pay-as-you-go rate per minute during the relevant period. SkypeOut subscription billings represent the pro rata portion of the price paid for SkypeOut subscription products allocable to the relevant period. Billings in foreign currencies are translated at a constant rate in the periods presented for the purpose of assessing customer loyalty.

(2)	The SkypeOut billings for December 2010 are not directly comparable to December 2009 because of the 24-hour outage that occurred in late December 2010.

Our subscription packages further promote customer loyalty. Our subscription packages have substantially grown in popularity. For the three months ended December 31, 2010, 2.4 million of our paying users were signed up to subscription packages compared to 1.9 million for the three months ended December 31, 2009.

We believe our users are very engaged and use our products for a variety of communication activities including voice calls, video calls, paid SMSs, instant messaging and collaboration. Given the high-quality and cost-effective platform that we offer, our users typically utilize our products for long periods of time. We believe this high user engagement reflects not only the price advantage of Skype but also the fact that users tend to communicate using Skype for some of their most important relationships (with family, close friends and business associates). The engagement levels of our users have increased over time. Below is a comparison of usage patterns of our product from 2008 to 2010:

	2008	2009	2010
Average total voice and video minutes per connected user per month(1)(2)	86 minutes	107 minutes	131 minutes
Average total communications services billing minutes per paying user per month	112 minutes	131 minutes	129 minutes
Skype-to-Skype voice and video minutes in the year(2)	65.5 billion minutes	113.0 billion minutes	194.3 billion minutes
Communications services billing minutes in the year	6.9 billion minutes	10.7 billion minutes	12.8 billion minutes
Number of paid SMS text messages in the year	85 million SMS	126 million SMS	176 million SMS
Percentage of Skype-to-Skype calls lasting 10 minutes or longer in December	48%	52%	52%

(1)	Total voice and video minutes comprise total Skype-to-Skype minutes and total communications services billing minutes.
(2)	Total Skype-to-Skype minutes include minutes connected through our Chinese investment, Tel-Online Limited.

Skype appeals to a geographically and demographically diverse range of users. People use Skype in a variety of different ways, from friends or relatives calling each other in different cities or countries, to grandparents video-calling their grandchildren, to teachers conducting classes remotely, to students text messaging each other or to business associates transferring files or screen-sharing. Our appeal is global, and our users correspondingly vary in age, gender and professional background. For example, for the three months ended December 31, 2010, connected users registered in the United States represented approximately 17% of our global average monthly connected users, while no other single country represented more than 8% of our average monthly connected users. The table below shows the United States and each region of the world measured by the number of average monthly connected users and average monthly paying users for the three months ended December 31, 2010, and the percentage of our total connected or paying users, respectively, in that country or region.

	United States	Other Americas	Europe, Middle East and Africa (EMEA)	Asia Pacific	Total
Number of connected users (in millions)	25	15	82	23	145
% of total Skype connected users	17%	11%	56%	16%	100%
Number of paying users (in millions)	2.1	1.2	3.8	1.7	8.8
% of total Skype paying users	24%	14%	43%	19%	100%

Additionally, our survey of a sample of Skype users in the United States over the age of 15 during the month of July 2009 showed the following characteristics, illustrating a broad distribution between gender and age groups, as compared to the general population of the United States based on U.S. census bureau data of July 2009:

	Age Range					Total
	16-24 Years	25-34 Years	35-44 Years	45-54 Years	55+ Years
Skype users:
Male	9%	14%	8%	8%	8%	46%
Female	12%	18%	7%	9%	9%	54%
Total	20%	32%	15%	16%	17%	100%
U.S. population:
Male	8%	9%	9%	9%	14%	49%
Female	8%	8%	9%	9%	17%	51%
Total	16%	17%	17%	19%	31%	100%

The same survey of a sample of our U.S. users during the month of July 2009 showed the following income demographic characteristics, highlighting a more affluent income distribution compared to that of the general population of the United States based on U.S. census bureau data of 2009:

	Annual Income Range
	< $10,000	$10,000- 24,999	$25,000- 49,999	$50,000- 99,999	> $100,000
Skype users:	6%	10%	27%	40%	17%
U.S. population:	29%	24%	25%	16%	6%

In addition to our consumer users, we believe there is significant demand for our Skype Enterprise product offerings. For example, based on an internal research survey of over 40,000 users conducted in the first quarter of

2010, approximately 37% of the respondents reported that they used our products for some business or business-related purposes. We believe that the enterprise user market represents a significant growth opportunity for Skype. We currently offer two products targeted specifically at the enterprise market, Skype Connect and Skype Manager. As of December 31, 2010, we have over 2,900 paying subscribers of Skype Connect and approximately 350,000 accounts that have been set up through the Skype Manager. We have found that these products appeal to large, small and medium-sized businesses.

Our Strategy

Our mission is to be the communications platform of choice for consumers and businesses around the world. We believe we have a significant opportunity to grow our users, revenue and profitability by increasing the penetration of our user base within our addressable market, expanding the use and engagement of our free and paid products, and by developing new products and monetization models as the industry continues to evolve. We believe we can generate revenue from our users and their engagement in multiple ways over time. For example, we launched free voice calling in 2003 and we later began to generate revenue from paid voice calling in 2004. We launched free video calling in 2005 and we began to generate revenue for premium group video calling in 2011. We expect to follow this strategy as we introduce new products and monetization models. In addition, we officially launched Skype Access in 2010, which allows our users to pay for WiFi access on a pay-as-you-go basis with a single click using their Skype credit. In 2011, we announced partnerships with WiFi providers that increased the number of WiFi hotspots available through Skype Access globally to over 500,000.

In marketing services, we have recently launched several products to monetize our large registered and connected user bases. We believe that our large, growing and engaged user base is very attractive to advertisers. We first launched our sponsored download product in 2006, which allows us to monetize our registered user base by promoting third party software when Skype is downloaded. In March 2011, we launched in-client display advertising in our Skype 5.1 client for Windows. Our objective is to grow our revenue from display advertising over time.

We have grown rapidly since our inception in 2003, and it is our goal to continue to grow our user base, revenue and profitability. Anyone with an Internet connection and connected device can use our software. Our connected and paying users remain at low levels of penetration relative to our addressable market, and moreover our addressable market continues to expand as fixed and mobile broadband access becomes more widely available around the world. The table below illustrates our average monthly connected users for the three months ended June 30, 2010 relative to the total number of Internet users and our average monthly paying users for the same period relative to the total number of connected users by region, as well as relative historical growth rates of Internet users, our average monthly connected users and our average monthly paying users:

	United States	Other Americas	EMEA	Asia Pacific	Total
Total Internet Users (2009)(1) (in millions)	219	181	445	643	1,488
Number of Skype connected users (in millions)	20	13	71	20	124
% of region’s Internet users	9%	7%	16%	3%	8%
Number of Skype paying users (in millions)	1.9	1.1	3.6	1.5	8.1
% of region’s Skype connected users	9%	9%	5%	8%	7%
Annualized Growth in Internet users, 2007-09(2)	5%	7%	8%	12%	9%
Annualized Growth in average monthly Skype connected users, from the three months ended December 31, 2007 to three months ended December 31, 2009	67%	42%	40%	33%	42%
Annualized Growth in average monthly Skype paying users, from the three months ended December 31, 2007 to three months ended December 31, 2009	34%	28%	23%	24%	26%

(1)	Based on estimated Internet users for 2009, according to Strategy Analytics, July 2010
(2)	Based on estimated Internet users for 2007-2009, according to Strategy Analytics, July 2010

Our strategy has four key components:

1.	Continue to grow our connected and paying user base. In the three months ended December 31, 2010, we had 145 million average monthly connected users and 8.8 million average monthly paying users. In addition to maintaining our successful track record of creating compelling products which engage and delight our current user base and continue to attract new users, we will pursue a number of initiatives to accelerate the growth of our user base and to increase the portion of our users who use paid services. Specifically, we plan to:

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Develop new marketing initiatives. We believe Skype’s low cost “viral marketing” model remains a highly effective and low cost method of attracting new users to the network of Skype users. Going forward, we aim to supplement our viral marketing strategy with other targeted initiatives, particularly focused on increasing paid usage by our users, such as user emails, in-product marketing (that is, the discrete use of a small banner within our Skype software client to market particular Skype products to our users) and our website, Skype.com, where users come to register, download our software or pay for their Skype Credit.

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Leverage strategic relationships. We believe we can increase our user base further by offering our Skype software client pre-installed on numerous devices, including PCs, laptops, smartphones and televisions, through our existing and new relationships with partners. Skype’s software client is currently available for virtually all PC and Mac computers, iPhone, Android, Blackberry and Nokia smartphones and devices such as televisions and the Sony PlayStation Portable. In June 2010, we introduced a beta version of SkypeKit, which enables hardware and software makers to independently add Skype functionality to their devices and applications. Another example is our partnership with Facebook to integrate the Facebook channel, including Facebook news feed and Facebook phonebook, into our Skype software client for Windows. Skype users can now interact with their Facebook news feed directly from Skype. They can also place low cost SkypeOut calls to their Facebook friends that have posted mobile and/or landline phone numbers on Facebook and free Skype-to-Skype calls to their Facebook friends that are also Skype users.

2.	Increase usage and engagement of our free and paid products and extend our relationship with our users. Our mission is to be the communications platform of choice for our users. We believe our users typically begin using Skype primarily for personal communications among a close community of family and friends. As our users continue to use Skype more often, they begin to recognize the full benefits of using our products and many migrate to using Skype as their preferred communications tool across a variety of connected devices, at home, at work and on the move. We seek to capitalize on this migration path and to grow usage of our free and paid products through the following initiatives:

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Improve our suite of free products. When Skype was founded in 2003, our mission was to provide high quality free calling for our users. Over time, we have developed a range of paid products. However, we remain committed to our origins of providing an easy-to-use, high-quality free experience to our users, many of whom begin their relationship with Skype through our free products and then migrate to our paid products over time. Going forward, we aim to continue to improve and broaden our free products, as well as increasing the range of devices through which our users can access our free products. We believe that these developments will continue to increase our users’ engagement levels with Skype and their usage of both our free and paid products.

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Add new features and paid products. New features have the potential to increase engagement. For example, average call length has increased significantly since we introduced video calling in 2005. In December 2005, 38% of calls were 10 minutes or longer compared to 52% of calls in December 2010. Video calling accounted for approximately 42% of our total Skype-to-Skype minutes during the three months ended December 31, 2010. We have continued to add new features including group video calling, Skype Access and the ability to access Facebook news feeds in our Skype client for Windows. Additionally, the acquisition of Qik in January 2011 will enable us to develop new Skype paid video products such as video recording, video sharing and video messaging.

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Become ubiquitous on connected devices. Our software now runs on virtually all major computer and mobile operating systems, on multiple hardware platforms, including televisions and mobile phones, and across Internet and mobile telecommunications networks. We intend to continue to release versions of our software to increase the accessibility of Skype to our users on more devices, which we believe will increase their usage.

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Increase awareness of paid products and make it easier for users to pay. We will continue to market to our existing connected users to make them more aware of Skype’s paid products. We are working to facilitate the purchase of Skype Credit and subscriptions in markets where credit and debit cards are not yet commonplace and to explore new payment methods such as the use of mobile phone and other accounts to purchase Skype Credit.

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Promote subscriptions. We believe that subscription pricing encourages more use than pay-per-minute pricing by eliminating the marginal cost to the customer of a call. We also believe that our subscription-based products can foster greater customer loyalty by our users, who may purchase longer term subscriptions with the expectation of becoming a regular user of our products. We will seek to increase the number of our users who purchase subscriptions, thus encouraging them to use Skype more often and explore our full suite of communications services.

3.	Develop new monetization models, including advertising. Our users made 194 billion minutes of Skype-to-Skype calls in the twelve months ended December 31, 2010. We believe this represents a meaningful opportunity to increase our revenue from alternative monetization models, including advertising, gaming and virtual goods. To date, we have made significant progress towards launching these new monetization models, particularly in advertising.

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Click & Call. In early 2010, we launched Click & Call, which automatically inserts “buttons” into websites as users view them, enabling users to initiate a Skype call from a website to any phone number using Skype. A premium listings option is available for businesses, similar to a 1-800 number. This provides for greater prominence and allows businesses to offer free calls to Skype customers on a pay-per-click basis. By December 31, 2010, approximately 77,000 businesses had signed up for Click & Call.

•	Display Advertising. In March 2011, we launched in-client display advertising in our Skype 5.1 client for Windows.

4.	Broaden our user base to include more enterprise users. We believe the enterprise communications market represents a large opportunity for Skype. Approximately 37% of over 40,000 of our connected users surveyed in the first quarter of 2010 told us that they use our product platform occasionally or often for business-related purposes. We believe there is a significant opportunity to better serve the communications needs of the small and medium enterprise segment, as well as larger enterprise customers, by focusing on user needs in this market and developing additional products specifically tailored to enterprise users. We plan to address this opportunity through the following initiatives:

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Introduce new business-focused products. We have released two products to better serve and grow revenue in the enterprise market: Skype Manager, which allows businesses to create Skype accounts, purchase our paid products and manage and pay for the use of Skype products by their employees, and Skype Connect, which allows businesses to connect their private telephone branch exchange (PBX) over the Internet to Skype’s peer-to-peer user network to achieve low-cost calling. Skype Connect already has over 2,900 global paying subscribers as of December 31, 2010, and has already been certified by Avaya, Cisco, SIPfoundry and ShoreTel, among others, as interoperable with their products. In addition, in September 2010, we also entered into an agreement with Avaya for the promotion and support of Skype Connect and to cooperate with the objective of launching, in a second phase, interoperability between Avaya enterprise-deployed solutions and Skype end-points, in each case in the United States. Furthermore, in March 2011, we announced a partnership with Citrix for the integration of its GoToMeeting® technology into our enterprise desktop offering, which, when introduced, will enable our enterprise users to set up online video and audio conferencing meetings with screen sharing capability.

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Build a new sales force, support team and management tools. We are investing to develop our business features and functionality and are exploring options such as adding more robust technical support, video and data conferencing, and collaboration solutions. We are also growing our enterprise sales team to be able to focus on selling these products in the enterprise market.

Skype has always been an innovator. In just seven years, we have evolved from a startup providing a VoIP product via PCs to a global software platform providing a high-quality and low-cost integrated voice, video and text communications solution across multiple platforms and devices to 145 million connected users around the world (for the three months ended December 31, 2010). We have come a long way, but to achieve our mission to be the communications platform of choice we must continue to innovate to “win the habit” among our existing users and continue to attract new users, capitalize on our nascent enterprise user base and develop additional revenue streams to monetize our vast user base.

Our Products

Our main product category is communications services. Our communications services products provide users with the ability to communicate with one another via their desktops, laptops, mobile phones, televisions or other Internet-connected devices. We also offer marketing services that allow businesses to leverage our large and active user base to market their products, as well as other services such as our product licensing activity. Communications services have historically formed the vast majority of our revenues, and we have recently launched several new marketing and other services products. While marketing and other services currently account for only a small portion of our revenues, we believe they offer us significant opportunities for future growth.

Communications Services

The table below shows our existing communications services offerings and their current cost to our users and the payment format on Skype. While some products within each of these categories are designed to appeal to consumer users and others are targeted at enterprise users, the majority of our products are designed to be used by both of these communities.

Cost / Payment Format
Offering Category	Product	Free	Subscription	Pay-As-You-Go
Voice	Skype-to-Skype	✓
	SkypeOut		✓	✓
	SkypeIn		✓
	Call forwarding		✓	✓
	Multi-party conferencing	✓	✓	✓
	Skype To Go		✓	✓
Video	Video calls	✓
	Group video calling		✓
	Video broadcast(1)	✓
	Video recording(1)	✓
	Social video sharing(1)	✓
	Video messaging(1)	✓
Messaging	Instant messaging	✓
	SMS Text messaging			✓
	Voicemail		✓
Collaboration	Screen sharing	✓
	Multi-party chat	✓
	File transfer	✓
Presence	Online presence	✓
	Mood	✓
Directory	Registered user directory	✓
Access	SkypeAccess			✓

(1)	Qik product (Skype acquired Qik in January 2011).

While the products specified as “free” above are free to our users, we are able to generate indirect revenue in certain cases from some of these products through our marketing services and through other services, in particular through our partnerships with original equipment manufacturers (OEMs) that incorporate our products into their platforms and with other partners such as advertisers and third-party software providers.

Payment Formats

For the three months ended December 31, 2010, we had 8.8 million average monthly paying users, who paid for our products through one or both of the following formats:

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Pay-As-You-Go (“PAYG”) Credit. Users can purchase “Skype Credit,” which is credited to the user’s account where it can be used to fund SkypeOut minutes, SMS texts, Skype Access or used to pay for other PAYG products. When using PAYG for SkypeOut calling, users are charged a small connection fee and a per-minute usage fee. During the three months ended December 31, 2010, 81% of our paying users used PAYG credits.

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Subscription. Our subscriptions provide customers access to our paid products on an unlimited basis (subject to specified fair usage policies) for a specified period of time. These subscriptions are available for a variety of products on a monthly, quarterly, yearly or 24-month basis. Our subscription prices vary by product as well as by destination and the number of countries covered under the plan. Since their introduction, the percentage of our paying users with subscription packages has increased substantially. During the three months ended December 31, 2010, 28% of paying users were signed up to subscription packages compared to 15% during the three months ended December 31, 2007.

Some users choose a subscription product and supplement their Skype usage with the pay-as-you-go payment method.

Product Description

Voice

Skype-to-Skype	Allows Skype users to call other Skype users over the Internet for free. Users can call other users on a one-to-one or group basis (see multi-party conferencing).

SkypeOut	Allows Skype customers to call landline and mobile numbers at prices that we believe are significantly lower than those offered by many incumbent telecommunications providers. When a user wishes to make a SkypeOut call, he or she enters the telephone number into the Skype software client, and the software client then routes the call as far as possible through the Internet before Skype’s carrier partner routes and connects, or “terminates,” the call (or has the call terminated on its behalf by a local carrier) to a landline or mobile number.

SkypeIn	Allows a customer to subscribe for a number made available by one of Skype’s carrier partners. The number is assigned to a user, who can then receive calls from either a landline or mobile phone into their Internet-connected Skype software client. This product is currently available in 25 countries.

Call Forwarding	Allows customers to forward incoming Skype calls to one or more landlines or mobile phones in almost any country. Call forwarding is charged on the same basis as SkypeOut minutes made by the user and are drawn from either pay-as-you-go credit or from a subscription as appropriate.

Multi-party Conferencing	Allows customers to make Skype-to-Skype calls to groups of up to 24 other Skype users for free, and to make SkypeOut paid calls to groups of up to 24 landline and mobile telephones.

Skype To Go	Allows customers to access their Skype account while away from their computer or Internet-enabled device, using a landline or mobile phone primarily to make low cost international SkypeOut calls to mobile and landline destinations by dialing local telephone numbers. Each customer can have up to nine Skype To Go numbers, each enabling direct connection to a particular contact, and can otherwise make SkypeOut calls by responding to an interactive menu. This offering is currently available in 18 countries.

Video

Video Calls	Allows users to make free one-to-one video calls to another Skype user. Skype introduced high-definition video capability in certain versions of the Skype software clients in January 2010. In December 2010, we launched Skype one-to-one video calling from our iPhone application. Our Qik mobile video application also allows users to make one-to-one calls from a mobile phone to another Qik mobile user.

Group Video Calling	Allows customers to hold a video conference with up to nine other Skype users. We initially released this product for free in a trial “beta” version of our Skype 5.0 client for Windows. With our Skype 5.1 client for Windows and Skype 5.0 client for Mac, we officially launched group video calling in January 2011 as part of Skype Premium for a subscription price of $8.99 per month or $4.99 per day. Only one person on the call needs Skype Premium for everyone to see each other on video.

Video Broadcast	Allows users of our Qik product to broadcast live video content from a mobile phone to Qik and social network users on the web, including the ability to customize and enhance live video with seven effects and filters.

Video Recording	Allows users of our Qik product to capture special moments by recording videos with a mobile phone, desktop computer, or handheld video camera, and archive the recordings on the Qik website.

Social Video Sharing	Allows users of our Qik product to communicate with family and friends wherever they are by posting recorded videos on the Qik website and on social networks such as Facebook, Twitter and YouTube.

Video Messaging	Allows users of our Qik product to forward and share recorded videos via Qik inbox, email, and SMS.

Messaging

Instant Messaging	Allows a Skype user to send an instant message to another Skype user over the Internet.

SMS Text Messaging	Allows customers to send SMS text messages directly from their Skype account to a mobile phone. This service is charged on a per use basis dependent on the destination.

Voicemail	Customers can set up voicemail with a personalized greeting and can be alerted by SMS text message or email of the receipt of a new voicemail. Customers can also convert voicemails to an SMS text message for a small fee. Voicemail is available on a subscription basis.

Collaboration

Screen Sharing	Skype users participating in calls over the Internet can share their desktop or laptop screen with another participant while continuing to be able to hear each other speaking.

Multi-party Chat	Users can engage in multi-party instant messaging and exchange text messages over the Internet simultaneously with multiple Skype users.

File Transfer	Users can transfer large or small files of a variety of formats (for example, documents, videos and photos) to individuals or user-defined groups.
Presence

Online Presence	Allows users to communicate at their discretion their availability, facilitating instant messaging and voice and video calling.

Mood	Allows users to leave commentary for their connections indicating their interests, thoughts, location, travel plans or other information. Users can customize their “mood message” with a picture or short video.

Directory

Registered User Directory	Allows users to search for their contacts on Skype using their Skype username, email address or other appropriate demographic information.

Access

Skype Access	Identifies available compatible WiFi networks offered by third parties within range and then allows the customer to connect with one click on a pay-as-you-go basis. This product allows customers to pay only for connectivity they use rather than buying “day passes” and to connect to the WiFi networks of multiple providers without the need to have multiple accounts.

Skype Enterprise

We currently offer two products targeted specifically at the enterprise market, Skype Manager and Skype Connect. We believe that the trend towards distributed workforces is creating increased pressure on businesses to invest in new types of communication tools. Our objective is to meet the unique requirements of today’s distributed workforce and virtual offices by providing a rich set of communications tools that enable businesses to collaborate and compete in the global marketplace. Skype’s voice and video communication tools can reduce costs for businesses while providing operational efficiencies by connecting an increasingly mobile workforce with one another through Skype audio, video and messaging services, as well as facilitating better communication with customers and partners.

Skype’s current product portfolio for businesses consists of:

Skype Manager	Allows businesses to create Skype accounts, subscribe and pay for products and manage the usage of Skype products by their employees. Skype Manager allows administrators and IT professionals within a business to add users, share contact information and provide employees with Skype offerings, products (for example, SkypeIn and voicemail) and Skype Credit (including both pay-as-you go and subscriptions). While Skype Manager is currently free, we intend to start charging for Skype Manager on a monthly subscription basis.

Skype Connect

Allows businesses to connect and use their private telephone branch exchange (PBX) over the Internet to make and/or receive Skype calls. Businesses can make SkypeOut calls from standard business telephone systems and they can also enable their existing telephone systems to receive inbound calls from their regular phones via SkypeIn. Businesses can also receive calls from Skype end points to their PBX, through Click & Call.

Skype Connect customers are charged on a subscription or pay as you go basis for SkypeOut calls made, plus a subscription fee based on the number of concurrent calls in or out of the PBX.

Our enterprise product portfolio is designed to appeal to different types of enterprise users, with different IT and communication requirements and priorities. Many businesses already have PBXs installed and may be slow to migrate to communications through their computers and other endpoints. Skype Connect is highly relevant for these businesses, as it allows them to retain their current PBX infrastructure, while also enjoying cost benefits from utilizing Skype and facilitating communication with Skype-connected users. Other businesses prioritize adopting new technology and value a greater degree of management and control. Skype Manager responds to this need by allowing businesses to manage all of their accounts. In both cases, the products have been designed to overcome some of the common obstacles that businesses might have before moving to a new communications model.

In September 2010, we launched our channel partner program in the United States, an arrangement whereby third parties provide installation, configuration and support services to our Skype Manager and Skype Connect customers. Our channel partners may also sell third-party hardware and software products for use with Skype and may direct enterprise customers to us to purchase our products. We plan to expand the program outside the United States in the future.

Furthermore, in March 2011, we announced a strategy partnership with Citrix Systems, whereby we plan to supplement our Skype Enterprise desktop products through the integration of Citrix’s GoToMeeting® capabilities. These capabilities will be integrated into our Skype Business Client, which is currently under development. Adding the GoToMeeting capability will allow our enterprise users to create an online meeting with video and audio conferencing and screen sharing capabilities, and will allow participants to join the online meeting via landline and mobile telephones in addition to a Skype call. With the screen sharing technology, meeting hosts will be able to annotate and highlight whatever they would like to show on their computer screen, such as a presentation or demonstration, to other meeting participants.

Marketing Services

Skype has a portfolio of marketing services that are designed to allow businesses to market their products or services to our user base. Our marketing services offerings include:

Click & Call Advertising With Skype (Click & Call)

Automatically inserts “buttons” into websites as users view them, enabling users to initiate a Skype call from a website to any phone number using Skype. A premium listings option is available for businesses, similar to a 1-800 number; this provides for greater prominence and allows businesses to offer free calls to Skype customers on a pay-per-click basis.

This product was launched in early 2010 and as of December 31, 2010 approximately 77,000 businesses had signed up for Click & Call.

Sponsored Downloads	We partner with third parties to bundle their products with our software downloads, so that a user has the option to download the third-party product while installing Skype. We are paid a fee for each successful download and activation of the third party’s products.

Display Advertising	In March 2011, we launched in-client display advertising in our Skype 5.1 client for Windows.

Other Services

Skype is also engaged in product licensing and promoting Skype-compatible hardware.

Product Licensing

We earn revenues from licensing arrangements with third parties, who typically pay us a one-time or recurring per device or per user licensing fee for allowing them to include Skype in devices they manufacture or sell.

Skype-Compatible Hardware	We promote Skype-compatible phones and select accessories, such as headsets and webcams, through our website. We refer users to third-party vendors of these products, who pay us a referral fee when a user either clicks through to the third party’s website or buys the third party’s product based on our referral. We have a “Skype Certified” mark that we award to hardware solutions that we believe comply with our testing and quality criteria.

In addition, in July 2010, we introduced a beta version of SkypeKit, which is a software development tool that enables independent software developers and consumer electronics manufacturers to incorporate Skype functionality within their own applications and devices. See “—Product Development and Research.”

Competition

Competition in the communications industry is varied and evolving. Our competitors include a variety of communication service and product providers, including Internet, software and telecommunications companies. Historically, we have been able to compete well against these companies, as evidenced by our growth in users over time and rapid increases in market share of international calling minutes from 5% in 2006 to approximately 20% in 2010 according to TeleGeography Research. During this time, both established, well-capitalized telecommunications companies and start-up Internet companies have introduced products that aim to compete directly with our products. Our average monthly connected user base grew by 179% over the three year period from the three months ended December 31, 2007 to the three months ended December 31, 2010.

While we compete with some of the products and services of some of these companies, Skype is viewed as a strong partner given our position in the industry. We have already developed strategic relationships with many Internet and telecommunications providers, including Verizon Wireless, KDDI and Hutchison Whampoa’s 3 network, and we believe that the opportunity remains to form additional such relationships going forward. Through our acquisition of Qik in January 2011, we have also added Qik’s existing strategic partners, including Sprint and T-Mobile in the United States.

Internet and software companies. We compete with divisions of large Internet and software companies, including Google, Microsoft, Apple and Yahoo!, which offer a selection of instant messaging, voice and video communications products to their users. We compete with these companies principally on the basis of quality of voice and video communications, geographic reach, scale of user base and cost. We believe that certain competitive Internet and software companies’ business models may lack critical components to achieving widespread acceptance, including:

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Lack of focus on voice and video communications. We believe that other Internet companies do not prioritize their voice and video communications solutions to the extent that we do. As a result, we believe their brands may not be associated by consumers with communications and their product development and sales and marketing departments may be less focused on developing and selling their communications products than on their primary products and services.

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Lack of scale in community of voice and video communication users. Although some Internet companies have very large user bases, we believe their users are typically attracted by features other than voice and video communications. As a result, we believe their communication solutions are not currently being actively adopted by the large number of users needed to create the network effects that we benefit from.

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Limitations on voice/video quality and ease of use. We believe voice and video quality and ease of use are among the most critical drivers of the adoption and usage of a communications product. We believe the voice and video communications solutions of Internet companies are generally “add-ons” to their other products. We believe that, as a result, these add-on applications are generally less intuitive and more difficult to use than Skype’s products.

Telecommunications companies and hardware-based VoIP providers. Although we are not a replacement for traditional telephone services, we compete with certain products and services offered by regulated telecommunications companies that provide landline, cable or wireless telecommunications products. We also compete with certain products and services offered by hardware-based VoIP telecommunications providers that, unlike Skype’s software-based architecture, sell dedicated hardware allowing customers to place calls over the Internet, and that have recently begun to challenge incumbent telecommunications companies with respect to certain products in their regional markets. We compete with these companies principally on the basis of cost, geography and product functionality. We believe telecommunications and hardware-based VoIP providers’ offerings have the following principal limitations:

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Higher-cost products. Traditional telecommunications companies are typically required to make significant capital investments, due to the costs of operating and maintaining a purpose-built landline or wireless network. In addition, almost all of these networks require proprietary, specific phone equipment. While hardware-based VoIP companies do not maintain their own networks, they do incur substantial hardware costs to manufacture or procure key components of their products. Both these types of competitors are also subject to significant regulatory and compliance obligations in virtually every jurisdiction in which they operate. Many of these costs may be transferred to the customer in various forms, such as high monthly fees, connection charges, installation charges and usage charges, and may include long-term contracts with expensive termination fees.

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Higher customer acquisition cost. Customer acquisition costs for telecommunications companies and hardware-based VoIP providers may be higher because their services require installation or dedicated hardware and because these companies engage in more paid marketing efforts. Customers of these providers may not directly benefit from having more users utilize the providers’ services, which limits the potential for network effects and viral marketing.

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Regional services with limited geographic reach. Because telecommunications companies and hardware-based VoIP providers are generally based in a specific geographic area, consumers may face additional costs, such as long distance or roaming charges, when calling a number or using a mobile phone outside that area. In addition, even solutions that are designed for mobility, such as mobile phones, may not operate in different geographies because of incompatibility with local networks.

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Single mode of communication. Many of these telecommunications companies and hardware-based VoIP providers offer voice calling services only and do not address the need for unified communications and collaboration solutions, including video conferencing.

Going forward, as we enhance our communications platform, we may enter new markets and face competition from new companies. For example, our enterprise products may compete over time with companies that provide telecom services and collaboration solutions to small, medium and large businesses. While we do not believe we compete directly today with these companies, as we develop and build our enterprise offering, we believe Skype could evolve to directly compete with small and medium-sized business services providers. Many vendors in this market have a broad set of products and offer features we do not offer, such as email. In addition, many vendors in the small and medium-sized business market have recognized brands in the business marketplace and incumbent status, including, in certain cases, long-term customer contracts, which may make it difficult for us to compete with them.

Despite the limitations and challenges faced by our competitors, the communications industry is highly competitive, which presents risk for our business. For example, the leading Internet and software companies have very large networks of users, strong brands and significant resources. Some of these competitors charge less than we do, and most have also historically offered free calling between their users. In addition, new Internet product and software companies may choose to enter our market and integrate these products with their existing products. We may also face a disadvantage because we do not currently offer email, a product that is offered by many of our competitors, including Internet companies, and telecommunications providers. Many of our competitors also have significant resources and strong retail presences. The telephone companies have historically dominated their regional markets due to their incumbent status and ability to offer features that we do not provide, such as emergency calling services and “bundled” services. We also compete with certain products offered by cable and satellite broadcast companies. All of these companies have the ability to offer bundled services to their large existing customer bases. For example, they can provide Internet access, television and landline or wireless voice communication at a price that is lower than if the customer purchased those services separately. In addition, our business relies on the Internet connectivity provided by some of our competitors in order to function. See “Risk Factors—Our industry is intensely competitive and if we do not compete successfully, we could lose market share, experience reduced revenues or suffer losses.”

Marketing

As one of the largest global communication platforms with a well-known brand, we have benefitted from significant user growth through “viral” marketing, by which we mean high levels of word-of-mouth and free media coverage for our products that is driven by, and drives, the size of our global network of users. We believe that a significant number of our users have registered for our products based on positive word-of-mouth recommendations from other users. Based on a survey we conducted in March and April 2010, our relative user satisfaction is high and has been improving; we believe user satisfaction for our paying users is even higher. These network effects have allowed us to rapidly grow our user base without the same level of marketing and customer acquisition expense incurred by many of our competitors. For the three months ended December 31, 2009 to the three months ended December 31, 2010, our average monthly connected users increased by 40 million and our average monthly paying users increased by 1.4 million. We believe that this viral marketing strategy is sustainable going forward, and will allow us to continue to grow our user base with low marketing expense.

Our global reputation as a leading communications brand has enabled us to generate significant public relations benefit. During 2010, we estimate that over 19,000 press articles worldwide mentioned Skype, many of which mentioned Skype functionality.

Given the effectiveness and, we believe, self-reinforcing nature of the network effects created by our large user base, we have, to date, engaged in relatively low levels of paid marketing activities. We have historically invested in limited search engine marketing and display advertisements on third-party sites across the Internet in order to increase awareness of our products among Internet users, locate new high-value users and seed new communities of users. We have also used selective and cost effective promotions to further promote our brand and increase our user base. Historically, our promotional efforts included offering free SkypeOut minutes for fixed periods of time and on certain holidays, such as Mother’s Day, so that users could use our products on a trial basis. We also offered promotions during the weeks around the time of the 2010 FIFA World Cup, where we offered free SkypeOut minutes for calls to landlines and, in some cases, mobile phones in countries that qualified for the World Cup. In addition, we have recently worked with websites such as Twitter and Groupon on promotions and have successfully acquired new users through some of these activities.

While we do not currently advertise on television, we have received extensive coverage through our usage by television networks. Skype has a high utility to broadcasters, which can use Skype as a low-cost and high-quality way to conduct remote interviews or report direct from particular locations. Consequently, we have entered into contracts with many major U.S. networks (including NBC, CNN and ESPN) and launched a self-service website to support media organizations using Skype. We believe we have received significant publicity of the Skype brand through our broadcast integration activities, and the use of Skype by broadcasters has continued to grow in the United States and other markets. These integrations include a variety of shows featuring an interview component, such as “The View” and “The Colbert Report” in the United States and “X-Factor” in the United Kingdom. In addition, our new products have been featured by broadcasters, such as group video calling interviews on CNN. Furthermore, our strong brand recognition has allowed Skype to be featured in a variety of top-rated primetime dramas, such as “CSI” and “Law and Order” and in feature films such as “Going the Distance.” By featuring Skype being used in “practical” settings, we are able both to further promote our brand and encourage new users to sign up try our products. Our strategic partners, including Verizon Wireless in the United States, KDDI in Japan and Panasonic, have featured Skype products in their television commercials.

Additionally, we have been increasing our marketing efforts to educate our connected users on our paid products and focusing on converting our connected users into paying users. We use three main channels of direct communication globally to market to our existing users: customer emails, in-product marketing (that is, the use of a small banner within our client to market particular Skype products to our users) and our website, Skype.com, where users come to register, download our software or charge their credit. In addition, in the United States we introduced in 2010 a small sales function provided to us by a third party, primarily targeted at enterprise customers, and our channel partners supporting our enterprise products may direct enterprise customers to us to purchase our products. Going forward, we believe that Skype Home, which was officially launched in October 2010 as part of the Skype 5.0 client for Windows, will enable more advanced targeting and customer relationship management among our existing user base.

Our Technology

The core elements of the technology underlying our business are our multi-platform software clients, our peer-to-peer software architecture, and our voice and video call quality solution. Our multi-platform software allows us to seamlessly integrate across multiple devices and networks, allowing users to install and operate Skype easily on many different devices, such as PCs, laptops, netbooks, tablets smartphones, televisions and other consumer electronics devices. Our peer-to-peer software architecture is designed to facilitate network capacity growth with demand and, as additional fixed-line nodes join, they bring additional resources to the peer-to-peer network and improve its overall scale. Lastly, we rely on proprietary technologies, such as high-performance audio processing algorithms and versatile audio and video CODECs, to provide our users with the high-quality communication experience that is core to our offerings.

Skype utilizes the Internet to transmit voice and video communications, rather than using a traditional wireline public switched telephone network. VoIP is a method for taking analog audio signals, like the kind you hear when you talk on the phone, and converting them into digital data that can be broken down into “packets” and transmitted over the Internet.

Our software client is available for download or installation onto PCs, mobile devices, consumer electronic devices and business telecom platforms. Unlike products of certain of our competitors, our software client is cross-platform (including Windows, MacOS, Apple IOS, Symbian, iPhone, Maemo, Google Android and LINUX). Our software clients are also typically “backwards compatible,” allowing new releases to interoperate with older versions of Skype.

We launched the Windows version of our software client in 2003 and our first Apple client, for the Mac, in 2005. We share common technology such as our audio and video solution and our network transport across our platforms, and, unlike some of our competitors, this approach has meant that our customers are able to communicate easily with customers using other platforms. For example, our users on Windows and Mac platforms are able to make voice or video calls to each other or to engage in instant messaging or file sharing with each other. As we have added new platforms, including iOS 4 (Apple iPhone and iPad) and Symbian (mobile phones), Skype Connect and SkypeKit consumer electronics integrations, our technology approach has enabled our users to create a single, global network across which they communicate with each other regardless of device. Since the introduction of the iPhone version of our software client in April 2009, it has been downloaded over 36 million times (excluding upgrades) through January 31, 2011. In December 2010, we launched our one-to-one video calling-enabled iPhone application, which has been downloaded approximately 22 million times, including approximately 18 million upgrades, through January 31, 2011.

Because Skype is a software application, we can launch regular upgrades through user downloads that introduce new features, make improvements and correct software errors or “bugs” without requiring a hardware upgrade. Our software upgrade cycle periodically includes major new version releases and upgrades. To date, we have been successful in preserving backwards compatibility across these major releases, allowing users of new and older versions to continue to communicate seamlessly with each other and avoiding the disruptions often involved in software upgrades. Our more recent releases have also included automatic upgrade capabilities that we believe over time will allow us to introduce new features and functions more frequently and provide us with additional flexibility as we evolve our technology. We have nonetheless experienced service disruptions or temporary outages in the past as a result of software errors, including an outage in late December 2010. For further information see “Risk Factors—Risks Related to Our Business—System failure, interruptions and downtime can attract adverse publicity for our products and result in net revenue losses and a decrease in users of Skype products.”

Voice and Video Call Quality Solution

•	We believe that audio and video quality is core to the Skype experience. We have significant engineering and development effort focused on innovation and improvement in our audio and video quality.

Key elements of our technology include:

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Audio preprocessing. Audio input quality varies widely among consumer microphones and sound processing systems. To address this highly variable environment, we have developed and deployed high-performance proprietary algorithms that allow the Skype client to configure itself automatically to optimize audio performance. Skype’s software client includes features such as automatic gain control, noise reduction and echo cancellation, which are more often provided by custom hardware in the audio conferencing and video conferencing arena. These algorithms, for example, allow Skype users to make a call “hands free” from a laptop or desktop computer without the need for the headsets often required by other solutions.

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Audio coding. In addition to supporting industry standard COder-DECoder (codec) technology, Skype has developed a multi-bandwidth super wideband codec called SILK, which Skype is currently seeking to establish as an industry standard. SILK can operate in wide, mid and narrow band modes and can adapt between these modes in operation to enable Skype to adapt to varying network conditions. SILK provides high performance while requiring relatively low bandwidth. We believe SILK is the first codec specifically designed to be an Internet codec for embedded software applications. Skype-commissioned third party tests have confirmed a performance advantage for SILK, as measured by sound quality, resistance to packet loss (which degrades sound quality) and bandwidth efficiency, when compared to other common audio codecs, such as the open source SPEEX codec used in many Internet applications, and the AMR-WideBand codec standardized by the Third Generation Partnership Project, or 3GPP, a mobile industry consortium. We have incorporated SILK into our Windows and Mac versions of our software client, as well as our more recent consumer electronics and mobile versions of our software client such as the iPhone, which we launched in June 2010 and which enables wideband calling over 3G networks.

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Quality feedback loop. We monitor both the performance of communications within the Skype community as a whole and call quality specifically, which helps us to identify and resolve problems in a timely manner. The Skype software client is configured to monitor and provide us with data concerning overall performance and call quality. In particular, Skype nodes gather this data and transmit aggregated and anonymous data to our servers, which allows us to adjust signal processing algorithms, user interfaces and device configurations to optimize voice and video call quality.

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Device configuration. We have developed automatic device detection and configuration software that manages any issues associated with the setup of our software and user hardware. As a software client, Skype is able to interact directly with the device (PC, Mac, mobile or other consumer electronic device) and as such has a greater degree of access to the device and network than many web-based and other applications. This differentiation allows Skype to detect and configure connected devices and assess where alternate options are available (for example, speakers, microphone, webcam and network interface). Skype can monitor and process data from these devices (for example, by detecting changing network performance) and use this information to enhance voice and video experiences.

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Video. Our internally developed core video software component for Internet-based video communications is integrated with the proprietary On2 VP7 and VP8 video codec and can interoperate with the industry standard H.264 codecs frequently used in consumer electronics devices. In addition, by partnering with webcam original equipment manufacturers (OEMs), we supported the introduction of early consumer webcams providing near broadcast quality video resolution (i.e., VGA 640X480) and have introduced video systems that provide full HD quality resolution (for example, 720P resolution). Our adaptive bandwidth management capabilities allow Skype video to adjust in accordance with available network bandwidth.

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Integration. Skype’s audio-video coding integrates with Skype’s network stack, which allows the Skype software client to prioritize dynamically among voice, video and data (instant messaging, file transfer and screen share) in order to enhance user experience, while also adaptively adjusting each of these streams to second-by-second variations in the quality of the network connection and available processing resources on the user’s computing device. This is critical in providing a high-quality (particularly video) experience (regardless of codec) on shared corporate, domestic and public networks.

Network Transport

Skype has invested substantially in network transport and traversal technologies, with proprietary technology (as well as its own implementations of standards) which provide for increased reliability and stability of voice and video connections, improved user experience, ease of connection for users on different networks and user security and privacy. These technologies include:

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Network transport. The Internet was not originally designed to carry voice and video communication and as a result, packet loss and “jitter” can occur and can severely degrade communications quality when data packets used to transmit digital communications data are lost or delayed in transmission. Skype’s proprietary transport technology, bandwidth management, packet loss and jitter concealment algorithms are designed to help improve reliability and conversation quality even when network performance is impaired, for example, as a result of network congestion, poor wireless performance or interference.

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Network traversal. The Internet comprises a large number of interconnected networks owned and operated by different organizations such as telecommunications providers, Internet service providers and public bodies. Establishing a high-quality communications link between two or more Internet users requires that data transitions smoothly from one of these networks to another and requires that it passes through firewalls and similar obstacles. We refer to this requirement as “network traversal.” We have significant experience providing end-to-end connectivity even when endpoints are situated behind firewalls and network address translation (NAT) devices. Even as the percentage of endpoints that do not have publicly routable IP addresses is increasing (due to the proliferation of home routers with NAT), we believe that our ability to make high-quality end-to-end connections between peer nodes is increasing as a result of engineering research coupled with network monitoring. In addition, as carriers and network operators have come under pressure from increasing demand for bandwidth, certain operators have determined to take technical measures to prioritize or de-prioritize certain traffic on their networks. Our network traversal technology includes techniques that we believe may mitigate against attempts to limit availability of bandwidth to Skype users and improve the experience for many of our users when compared with some of our competitors.

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Multi-path network traffic delivery. More recently, in video, Skype has been developing and deploying a new “mesh” technology, which is aimed at enabling Skype nodes to negotiate connections across multiple network paths simultaneously. By establishing multiple paths across the peer-to-peer network, we believe the various versions of our Skype software client will be able to better adapt to changing network conditions and to redirect traffic, maintaining voice and video quality, in the event of network degradation. We used this technology in our recent introduction of group video calling, and we believe that this technology will be particularly important in differentiating Skype’s group video calling technology from other competitive solutions in our marketplace.

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Network security. The Skype software client uses industry standard encryption to provide protection to our users. Communications between Skype users over the peer-to-peer network, whether voice, video, instant messaging or file transfer, are end-to-end encrypted using AES (Advanced Encryption Standard), which we believe is the strongest commercially available encryption technology. In the case of our minority investment to address the Chinese market, where Tom Online is our strategic partner, privacy and protection of data is subject to local law requirements. See “Risk Factors—User concerns about our use and protection of personal data and the privacy of their communications and data protection breaches could harm our brand, reduce demand for our products and expose us to government proceedings and actions. Failure or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.”

Peer-to-Peer Architecture

Skype’s media streams (and the data communications necessary to locate, connect and communicate between Skype software clients) are made across a peer-to-peer network established between Skype software clients. This technology allows Skype to operate at significant scale and to manage the integrity of a network that at peak times can include approximately 30 million concurrent users, each of which is considered a “node” in the network. In this peer-to-peer model, peers can be both suppliers and consumers of resources, in contrast to the traditional client-server or web model where only servers supply and clients consume.

This peer-to-peer architecture means that in order to participate in the network, a Skype software client need only locate and identify another node. In order to communicate (for example, make a voice or video call), the peer-to-peer network is used to locate and identify the recipient’s client and a peer-to-peer connection is made directly (or with the assistance of another peer) to that computer. This is a contrast to server-based architecture, where adequate server capacity and connectivity must be available and the relevant software client must connect to the server and be connected with another client in order to complete a call. The graphic below illustrates the fundamental difference between a peer-to-peer architecture and a centralized server-based architecture.

As a result of utilizing existing Internet infrastructure and self-regulating network technology, Skype does not require its own physical network to make and route calls. When users launch our software client on a network-connected device, their device becomes a peer node on the peer-to-peer network. Their device then automatically connects to the computers of other Skype users who are also connected to the network. In some cases, such as with some mobile phones, a device does not have the resources (such as CPU, memory and network) necessary to participate as a peer node. In these cases, those devices connect via an installed application “thin client” over a proprietary protocol to Skype-hosted nodes that make up a gateway to other peer to peer Skype nodes. Certain nodes may also become connection relays to support calls between users who would otherwise be unable to communicate. In addition to connection relays, connections between users depend on certain computers functioning as “super-nodes” that maintain information regarding the location of other nodes. Our software client designates connection relays and super-nodes on a dynamic basis based on the computing resources of a user’s device. All calls sent via the peer-to-peer network are encrypted from end to end to help ensure that they are secure.

As new user nodes are added to the peer-to-peer network, the total capacity of the peer-to-peer network also increases. This is not true of traditional client-server architectures, which are often bound to fixed ratios, such as a specific number of users, or “clients,” for each server, which is not the case with a peer-to-peer architecture. As a result, in traditional architectures, adding more clients generally means having to add server capacity or suffering service degradation or outages, which is not the case with peer-to-peer architecture. Other advantages inherent in peer-to-peer architecture compared to traditional client-server architecture include:

•	relatively low capital and operating costs and limited central infrastructure;

•	less likely to experience network bandwidth bottlenecks; and

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large number of nodes limits the impact of any single node failing, which helps improve reliability. Unlike server-based architecture, which is reliant on the continuing operation of its servers, the peer-to-peer architecture will typically continue to function even if there is a single or several points of failure.

Despite the advantages of the peer-to-peer architecture, there are certain functionalities that may be better met by the use of servers. Certain of these functionalities are particularly suited to our Skype Enterprise users, for example, the ability to track calls among an enterprise’s users and the ability to store information while particular clients are not connected to the peer-to-peer network.

Product Development and Research

Skype is constantly investing both to improve and broaden its products and services. Our product development has a global footprint: we have centers of expertise in Tallinn, Estonia (peer-to-peer, desktop clients), Stockholm (for audio-video), California (server and partner integration) and Moscow (development of Qik products). We also have a small additional product development facility in Prague. As of December 31, 2010, 374 of our 911 employees, or 41% of our workforce, worked in product development, and we intend to add approximately 200 additional product developers in 2011. In January 2011, we also added 63 employees in our acquisition of Qik, of which most are engaged in product development.

As both our user base and the number of connected devices Skype is available on have grown, we have been able to rapidly scale our product development output and deliver an increasing range of products. For example, we have released Skype products on multiple new mobile platforms including iOS (iPhone), Symbian, LINUX, Blackberry and Android devices.

We are continuing to invest in product development. In particular, we are focusing our development resource in four areas: the continued improvement in our audio-visual quality; the ongoing development of server-based functions to supplement and complement the peer-to-peer network; the development of Skype Home, which integrates web functionality into our client; and the continued development of Skype platforms for other connected devices, particularly mobile. With the acquisition of Qik, we have also introduced and continue to invest in asynchronous video messaging, recording and sharing technologies.

First, we continue to invest in our voice and video technology to ensure that our voice and video calling products continue to offer a high quality experience for our users. Recent innovations include the introduction or mid- and wideband calling on mobile phones and over 3G networks and the introduction of high-definition (720p resolution) video calling from desktop and television clients.

Second, we are investing to develop Skype desktop software clients. For example, in March 2011, we launched in-client display advertising in our Skype 5.1 client for Windows. We are also exploring ways to leverage the Skype Home platform to launch other indirect products, as well as to potentially integrate a range of other rich features including, for example, online gaming, to be accessed and dynamically updated in the Skype desktop software client.

Third, we supplement the peer-to-peer architecture that enables Internet communications between Skype users with our own servers to deliver some aspects of our products, such as downloads of the Skype software client by users, user log-in, storage and access of user contact lists, payments and subscription management, “friend finders” and contact importers, call quality monitoring and connection to the publicly switched telephone network. We have also added server-based support for Qik applications including video storage, videocast and sharing capabilities. Going forward, we are continuing to invest in our server network to ensure that we can supplement and complement the peer-to-peer network with additional server-based capacity, where appropriate, to ensure that our users’ experience is optimized and they are able to access our full range of communication tools from any end device.

Fourth, we have invested heavily to support our strategy of integrating Skype functionality in communication devices used by people every day, particularly in mobile. For example, our iPhone application has achieved success with more than 36 million downloads (excluding upgrades) between April 2009 and January 31, 2011. In addition, we have launched applications for eight other mobile platforms to date. In December 2010, we launched our one-to-one video calling-enabled iPhone application, which has been downloaded approximately 22 million times, including approximately 18 million upgrades by existing users, through January 31, 2011. We continue to develop mobile clients for both our Skype and Qik applications in order to support additional features and capabilities, as well as more devices.

In addition to the Skype product development efforts described above, where possible we also seek to drive greater penetration and adoption without incurring significant additional development costs and resources by encouraging independent third-party manufacturers to develop products that embed Skype. In July 2010, we introduced a beta version of SkypeKit, which is a software development tool that enables independent software developers and consumer electronics manufacturers to incorporate Skype functionality within their own applications and devices. SkypeKit is compatible with Linux, Windows and Mac operating systems.

Following the Skype Acquisition, a 15 person “Skype Labs” research group was founded to focus on applied research. Skype Labs aims to provide innovative, research backed innovation to support our strategic objectives. In its first twelve months, Skype Labs focused on call quality, audio fidelity and research to support the extension of Skype’s platform to new mobile and consumer electronics devices. The achievements of this small team have included a new and patent-applied for method for fairness rate control better suited to real time communications than the standard Internet protocol TCP approach. The team has also delivered an artificial “bandwidth extension” technique which seeks to reduce listener fatigue when participating in hands-free calls. This approach has been in pilot use for some users of version 4.2 of the Windows client.

Intellectual Property

In November 2009, in connection with the Joltid Transaction, we acquired ownership of software and related intellectual property rights, which we refer to as the “Global Index.” Global Index is software and related technology that is used, together with other technologies, to facilitate communication in a peer-to-peer network. In particular, we acquired from Joltid (a) ownership of Joltid’s intellectual property rights in the Global Index software provided to Skype, subject to the license-back to Joltid of certain rights described below, and (b) co-ownership with Joltid of patents covering database systems that are distributed across multiple computers for enhanced data storage and retrieval, which is a technology that we use in connection with the peer-to-peer architecture enabled by our software. We have the exclusive right to use and enforce these patents in the areas of

(i) telephony and/or video communications between end users, and (ii) file transfer functionality, instant messaging and e-mail, when used as an ancillary service or application to telephony and/or video communications between end users, in each case, regardless of the form or method of communication or access thereto. We granted to Joltid a non-exclusive, perpetual, royalty-free license to use, distribute, sublicense and otherwise exploit, solely outside these areas, the Global Index software that we acquired from Joltid. For more information on the Joltid Transaction, see “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

As a software company, we regard the protection of our intellectual property rights, including patents, trademarks, service marks, copyrights, domain names, trade dress and trade secrets, as critical to our success. We seek to protect our intellectual property rights by relying on national, supranational, state and common law rights, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our intellectual property rights. Our practice is to enter into confidentiality and invention assignment agreements with our employees and contractors. In addition, our agreements with third parties include appropriate clauses protecting our intellectual property rights and may include confidentiality agreements to limit access to, and disclosure of, our proprietary information. We pursue the registration of our intellectual property rights, such as domain names, patents, trademarks, design rights and service marks, in the European Union, the United States and in various other countries. The expansion of our business has caused us to protect our intellectual property rights in an increasing number of jurisdictions, which can be expensive and can result in litigation. Certain third parties have registered domain names that contain the Skype trademark without our consent, and we aim to recover those domain names in an efficient and practical manner where appropriate. In addition, the Skype name and other product names are currently the subject of trademark opposition proceedings in several countries. See “Risk Factors—We are subject to proceedings that may jeopardize our ability to protect the Skype brand.”

If we are unable to protect our intellectual property rights, or prevent third parties from infringing upon them, it may have a material adverse effect on our business. See “Risk Factors—We may be unable to protect and enforce our own intellectual property rights adequately.” In addition, we license technology for certain elements and other components of our products from third parties, including the VP7 and VP8 video compression/decompression technology, which we have licensed from On2 (which has subsequently been acquired by Google). There can be no assurance that disputes will not arise as to the scope of a relevant license or the terms of our use of a particular technology or that the licensed technology or other technology that we may seek to license in the future will continue to be available on commercially reasonable terms, if at all. See “Risk Factors—Certain of our technology is licensed from third parties.”

Regulation

Application of Regulations to Our Business

The Internet and the ability to communicate over the Internet are relatively recent technological advancements. As a result, it is not always clear how existing laws governing issues such as electronic communications generally, copyrights, trademarks and other intellectual property issues, software distribution and import/export controls, taxation, data retention, privacy, consumer protection, and law enforcement and national security requirements apply to the Internet and Internet communications. Many laws and regulations were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the specific issues associated with the Internet and related technologies. Laws that do reference the Internet are being interpreted by the courts and regulatory agencies, but their applicability and scope remain largely uncertain and are subject to statutory or interpretive change.

The increasing growth and popularity of Internet communications, and growth in the adoption and use of our products, heighten the risk that governments will seek to regulate or impose new or increased fees or taxes on Internet communications products, including ours. Due to the unclear and evolving nature of laws and regulations and interpretations of such laws and regulations, we cannot be certain that we, our partners or our users are currently in compliance with regulatory or other legal requirements in the numerous countries in which Skype is used. Our failure, or the failure of those with whom we transact business or to whom we license our software, to comply with existing or future regulatory or other legal requirements could harm our business, financial condition and results of operations. Among other things, increased regulatory requirements or taxes on Internet communications products may substantially increase our costs, and, as a result, our business may suffer. In addition, if we were required to register or become subject to licensing in any jurisdiction as a telecommunications provider, we might also be required to establish a local presence, commercialize our products through a local entity or otherwise establish a point of presence for the collection of information required by various local public authorities. Establishing a local presence may require us to pay taxes in that jurisdiction where we might otherwise have not been required to do so, and would in any event increase our operating costs and would likely significantly harm our results of operations.

Telecommunications Regulations

While traditional telecommunications services are subject to various regulatory regimes, we believe that our Internet communications products are currently subject to few, if any, of the regulations that apply to traditional telecommunications. The basic Skype software client enables users to create their own peer-to-peer communications. The underlying network used is the Internet, which users access via an Internet service provider. The software is made available by Skype in Luxembourg, to be downloaded for free from our website. It can be downloaded by anyone with access to the Internet. Skype does not route or transmit calls and we do not charge for the Skype software. As a result, we believe existing telecommunications regulations do not apply to our software.

Skype also allows, optionally and for a small charge, the user to make outbound calls that terminate in traditional landline or mobile networks. Our outbound calling products are achieved through commercial relationships we have with over 90 telecommunications providers worldwide. To make an outbound call, the user initiates a call via the Skype software or a private branch exchange (a telephone system within an enterprise switching calls among enterprise users, or PBX), which traverses the Internet. A telecommunications provider takes the call from the Internet at its media gateway and routes the call via the regular telephone network. The telecommunications providers are responsible for complying with applicable laws and regulations.

Users are also able, optionally and for a small charge, to receive calls made from telephones connected to traditional landline or mobile networks on the Skype user’s PC, PBX or other network-connected device. This one-way inbound product is achieved through the provision of online telephone numbers for which we contract with telecommunications providers in 25 markets, and is offered separately from our outbound calling product. From a technical perspective, inbound calling works like the outbound calling, but in reverse. The user is provided with an online number and the telecommunications provider routes the call to the public Internet to terminate on the user’s Internet connected device. The numbers used remain under the administration and control of the telecommunications providers, who are responsible for compliance with numbering rules and providing the underlying incoming service in accordance with laws and regulations applicable to them.

Many existing communications laws and regulations were adopted prior to the advent of the Internet and related technologies, and as a result, do not necessarily contemplate Internet communications. In general, they rely on traditional telephony definitional concepts which include two-way services and the provision of user phone numbers and emergency calling and which consider whether a company has interconnect agreements with other companies and whether a company owns or runs telecommunications equipment or facilities. We believe very few of these definitional concepts apply or should generally apply to our suite of products.

Where there are Internet-specific or technology neutral communications laws and regulations, Internet communications companies are in many cases subject to lower, or no, regulatory fees and lesser, or no, specific regulatory requirements as compared to traditional telecommunications providers. The level of fees and requirements vary widely from country to country.

While we operate via the global public Internet from Luxembourg, and for the sub-segment of U.S. based corporate users, from the United States, our products are available in almost every country in the world. We believe we operate generally in compliance with applicable Luxembourg and U.S. laws in all material respects, but it is not possible to say with certainty that we are in compliance with all laws and regulations in all jurisdictions around the world.

The complicated nature of telecommunications laws and regulations as they apply to our business can be illustrated by the U.S. and the EU regimes. In the United States, traditional telecommunications services are generally subject to regulation by the FCC, and by the individual states. In the United States, regulators have drawn a distinction between “interconnected VoIP services” that operate as a replacement for a customer’s primary connection to the phone network and which combine the ability to send and receive calls (“two-way services”) from services that unbundle in-bound from out-bound calling and operate as a complement to a consumer’s Internet connection (“one-way services”). The FCC has defined “interconnected VoIP services” as those that (1) “enable real-time, two-way voice communications; (2) require a broadband connection from the user’s location; (3) require IP-compatible customer premises equipment; and (4) permit users to receive calls from and terminate calls to the public switched telephone network (PSTN).” Our outbound and inbound calling products are not offered as a replacement for traditional phone services, but are offered separately as “one-way” services. While interconnected VoIP service products are considered telecommunications services that are subject to FCC regulation in the United States, one-way products, such as ours, are not currently subject to the same regulation as “interconnected VoIP services.”

In the European Union, the regulations of all 27 member countries are based on a set of E.U. directives agreed to by the member states in 2002 and revised in 2009. The regulations define “electronic communications services” (“ECS”) as “a service normally provided for remuneration which consists wholly or mainly in the conveyance of signals on electronic communications networks, including telecommunications services and transmission services in networks used for broadcasting, but exclude services providing, or exercising editorial control over, content transmitted using electronic communications networks and services; it does not include information society services, as defined in Article 1 of Directive 98/34/EC, which do not consist wholly or mainly in the conveyance of signals on electronic communications network.” In addition, the directives defining ECS also provide for the regulation of more traditional telephony services, referred to as Publicly Available Telephony Services (“PATS”). PATS are defined as “a service available to the public for originating and receiving national or national and international calls through a number or numbers in a national or international telephone numbering plan.”

Other countries also have laws and regulations applicable to telecommunications companies. Our regulatory position and the status of Internet communications products providers under various regulatory regimes are uncertain in many jurisdictions worldwide, and we frequently respond to inquiries and requests from regulators about our regulatory status, which can be time-consuming and costly.

Impact of Telecommunications Regulations

If we became subject to regulations currently applicable to telecommunications companies, or if similar regulations are imposed on Internet-based communications companies like us, we may be required to meet numerous regulatory obligations, which could vary from jurisdiction to jurisdiction, including new or enhanced compliance in the following areas:

•	licensing and notification requirements;

•	emergency calling requirements, including enhanced emergency calling through multi-line telephone systems;

•	universal service fund contribution requirements;

•	lawful interception or wiretapping requirements;

•	privacy and data retention and disclosure requirements;

•	limitations on our ability to use encryption technology;

•	disability access requirements;

•	consumer protection requirements and local dispute resolution requirements;

•	requirements related to customer support;

•	quality of service requirements;

•	provision of numbering directories;

•	numbering rules, including portability requirements;

•	directory and operator services; and

•	access and interconnection obligations.

If we are required to comply with communications, e-commerce and other similar laws and regulations, the cost and general impact of compliance could be substantial and may require significant investments, including infrastructure and organizational changes and an increase in headcount. Further, we may become subject to additional local laws and regulations by virtue of being subject to telecommunications laws and regulations locally. The cost of compliance may erode or eliminate our pricing advantage over competing forms of communication, which is one of our primary competitive advantages, and potentially harm our ability to compete effectively. Any of these effects or other effects we do not foresee could harm our business, results of operations and financial condition.

Like other communications companies, we receive inquiries and requests from law enforcement and other related agencies. To the extent that our products or operations are subject to lawful interceptions laws, these interactions raise complicated jurisdictional issues that could subject us to conflicting legal obligations especially regarding law enforcement’s rights to receive such data and our users’ privacy rights. Conflicts in this area could generate negative publicity that could harm our brand and reputation.

As a precautionary response to the regulatory framework in certain countries, we have limited localized and offline marketing and sales activities for our paid products, such as bill boards or television advertisements. As a result, it may be more difficult, costly or time-consuming for us to market and sell our products and we may be unable to compete effectively against other providers that are not subject to similar restrictions. This in turn may make it more difficult to attract or retain users or to maintain our brand, which may harm our business or growth prospects. In the future, we may decide to change our business model or offer products and services in ways that would make our activities more likely to subject us to telecommunications and other local laws and regulations in multiple jurisdictions and the additional associated costs of compliance and the risks of non-compliance.

In certain countries, such as Brazil, China, South Korea and Taiwan, we rely on our local partner for regulatory compliance, including compliance with local telecommunications laws and other applicable laws and regulations. See “Risk Factors—In certain countries, we rely on our local partner for regulatory compliance.” For example, our local partner in South Korea (which is a subsidiary of eBay) and our local partner in Taiwan hold the governmental license necessary for them to offer paid products in each of these respective countries. To address the Chinese market, we have a 49% interest in Tel-Online Limited, and our majority partner, Tom Online, in practice handles relationships with the local regulatory and law enforcement authorities. If our local partners do not ensure that their operations and our products comply with local law and other applicable laws and regulations, we may face additional regulation, liabilities or penalties or other governmental action for failure to comply with these laws and regulations, and our brand and reputation may be harmed as a result of negative publicity resulting from any such failure. Conversely, if our local partner cooperates with public authorities either within or beyond what is required under local regulations, for example, with regard to any action leading to a reduction in users’ privacy levels, our brand and reputation may be harmed, in particular in countries such as the United States and E.U. Member States, where perceptions of what are acceptable levels of privacy and cooperation with public authorities may differ considerably from that of the country of our partner.

As part of our initiative to extend the Skype platform, we have begun to license our application programming interfaces, or APIs, and software to third parties for development or commercial purposes. Although it would most probably be in breach of our terms and conditions, such third parties may offer our products to users in ways that may adversely affect our regulatory positioning, product security, and breach consumer protection, user privacy and data protection laws.

We have built and are in the process of building a business suite of products, tools and features, adjusted to the needs of and aimed at the corporate user market. Such business products are provided from Luxembourg, except for the sub-set of U.S. corporate customers, which are provided in the United States by Skype Inc., Skype’s Delaware entity. Some of these new products and features may operate in new ways or trigger changes or upgrades in our infrastructure, which may increasingly subject us to regulations in one or more jurisdictions.

Certain countries are reported to have prohibited or blocked access to our website or made the use of one or more of our products illegal. Even where our products are reportedly illegal or become illegal, users in those countries who continue to have access to our website or our software may be able to continue to download, purchase and/or use our products notwithstanding the illegality of doing so. We may be subject to penalties or governmental action if consumers continue to use our products in countries where it is illegal to do so, and any such penalties or governmental action may be costly and may harm our business.

We may become subject to these or other regulations and need to comply with numerous requirements, including, among others, those described below.

Emergency Calling. In many jurisdictions, traditional and replacement telephony service providers and some other forms of communications service providers are required to provide customers with emergency calling services (such as dialing 911 in the United States or 112 in the European Union) that route calls directly to an emergency services dispatcher in the caller’s area. In certain jurisdictions, these emergency calling services obligations also include a requirement that the telecommunications provider provide the location of the person making the emergency call. Our products generally do not offer emergency calling services. We have voluntarily begun to provide a basic level of emergency calling functionality without location information in the United Kingdom and Australia. In 2011, we intend to implement a similar voluntary basic level of emergency calling functionality in certain Nordic countries, the Netherlands and Ireland and we may voluntarily offer certain emergency calling services in other jurisdictions in the future. Where we voluntarily enable this functionality, we are still unable to reliably identify the geographic location of the user beyond the country level or to provide detailed caller information, and the user location information is not being provided to our carrier partners or emergency call centers in connection with the call.

Unlike landline phones, where the telephone is located at a fixed address, or mobile phones, which can be located using triangulation of cell towers or GPS technology in the handset, we are unable to determine the exact location of a caller who uses our products to make a call over the Internet. Our users have the ability to use our products nomadically, meaning that they can log in and use our products from virtually any Internet connection worldwide. They can also log in on up to five devices simultaneously at a variety of locations. Although we have the limited ability to identify the registered user using our products to make a call (based on information voluntarily provided to us when the user first registered with us or by matching their IP address against a third party provided global IP address country level database), we cannot determine the actual location from which a call is originated. Additionally, due to the inherent nature of transmission via the public Internet, we are unable to guarantee completion of any call, including a call to emergency services.

Regulators and other authorities are evaluating whether and how software products such as Skype might supply location data to first responders and interoperate with a next-generation emergency calling network. If we were required to comply fully with all emergency calling service requirements, which vary from jurisdiction to jurisdiction, it would be costly and technically and administratively difficult or impossible. Compliance with these regulations may require us to alter or limit our products in certain jurisdictions or otherwise change the way we do business in those jurisdictions.

Universal Service Fund. In certain countries, including the United States, France, Spain, Canada, Australia, India, Hong Kong, Taiwan, South Korea and Japan as well as in several states within the United States, the telecommunications regulations allow the authorities to require telecommunications providers to contribute to a universal service fund, or USF, that is imposed by law and applied through regulation to facilitate access to telecommunications services by all potential users. For example, in the United States, the FCC requires certain telecommunications carriers or interconnected VoIP providers to contribute a percentage of their interstate revenues to the federal USF. The percentage is adjusted periodically, and was 15.5% of interstate revenue as of January 1, 2011. From time to time we have received, and may continue to receive, inquiries from regulators relating to the applicability of the USF to our paid products. If we were required to contribute directly to any USFs due to a change in laws or regulations or a change in interpretation of current laws or regulations, the cost of providing our products would increase. If we became subject to any such laws or regulations, we might seek to collect USF contributions from our customers or alternatively recover increased costs through rates we charge for calls; however, that would increase the cost of our products to our customers and could reduce demand for our products. In addition, if we were required to make USF contributions based upon a change in interpretation of a current regulation, the requirements for the contribution might be imposed on us retroactively, in which case we would be unable to recover costs relating to past calls from our customers.

Law Enforcement Assistance. Communications companies are subject to various laws and regulations that require these companies to assist law enforcement and intelligence agencies with access to personal and traffic data and lawful interception of communications. The scope of applicability and level of sophistication of such regulations vary greatly from country to country. To the extent that our products and operations are or were found to be or would become subject to user and traffic data disclosures and lawful interception laws in any jurisdiction, we would need to adapt our systems and processes to comply with a variety of requirements on a jurisdiction-by-jurisdiction basis, which can be very costly and technically difficult. Furthermore, such requests by law enforcement and other authorities can make us subject to potentially conflicting obligations across jurisdictions. In addition, determining whether compliance is legally appropriate in any particular case could require us to exercise judgment and result in improper interpretation and application of complex laws. Compliance with legal interception and data disclosure orders may also conflict with certain local laws, including laws governing privacy.

Consumer Protection; Data Retention; Privacy. We are incorporated in Luxembourg and generally subject to Luxembourg data protection laws and, in case of U.S.-based enterprise customers, the applicable U.S. data protection laws. We make available on our website our privacy policy, which describes how we use, store and disclose our users’ personal and traffic data. Telecommunications companies are subject to various consumer protection statutes, as well as data retention, data security and privacy regulations which vary from jurisdiction to jurisdiction. These consumer protection laws include requirements such as local dispute resolution mechanisms, performance guarantees for delivery of prepaid services, quality of service and local codes of practice to document the conduct of certain business operations or provision of defined services. Further, many countries are in the process of introducing or have already introduced into local law the requirement to retain traffic and user data, generally applicable to providers of Electronic Communications Services. Retention periods and data types vary from country to country, and the authorities may determine their jurisdiction with respect to such data in potentially overlapping and conflicting manners. In addition, certain jurisdictions, such as the European Union and the United States, have new or pending privacy legislation that would require notification of consumer data breaches and other privacy protections. While we do not believe that we are required to comply with many of these consumer protection, data and privacy requirements applicable to telecommunications providers, complying with these various requirements on a jurisdiction-by-jurisdiction basis would impose additional costs on our operations and could be legally, operationally and technically difficult.

Numbering Rules. To provide our number-based products like SkypeIn or Skype To Go, users are provided with an online number, and the telecommunications providers with which we contract administer and control these numbers. In many jurisdictions, the assignment of such numbers to users is subject to various rules and restrictions with regard to the geographic location of the user and planned usage of the number. For example, the assignment of numbers may be restricted to residents of a country or an area. Rules determining numbering usage may not address nomadic usage (for example, when a user makes calls using our products from different jurisdictions or regions within a country) or Internet communications technologies, such as our products. Telecommunications providers that obtain numbers from numbering authorities are generally responsible for their proper use, including when numbers are made available to users through commercial arrangements by third parties. Such arrangements may not always be clearly permitted or they may be subject to further requirements such as requiring that we establish a local presence or obtain a license. In the jurisdictions where we enable the provision of numbers, changes in our agreements with telecommunications providers or changes in the numbering rules or in their interpretation or enforcement could lead to restructuring of the business models we apply to contracting of numbers or the suspension or withdrawal of, or limitations to, numbers or number-based products in affected markets.

Numbering Directories and Number Portability. Depending on the jurisdiction and type of communication service provided, telecommunications companies that allocate numbers may be subject to requirements to allow users to have their number listed in publicly available numbering directories and, for that purpose, collect and provide certain user data and make it available to providers of directory inquiry services and/or publish it themselves. We do not make user data available for this purpose. Further, telecommunication companies may be required to allow users to transfer their numbers to a new provider upon a user’s request to enable the user to switch service providers while keeping their old number. Currently, we allow users to transfer their SkypeIn number to a new provider, but do not provide for the transfer by a user of another provider’s number for use as their SkypeIn number. If we were required to implement such measures and services, we might be dependent on our numbering partners, and the implementation of such measures and services could be technically, commercially or operationally difficult and impose additional costs on our operations.

Other Regulations

Taxes. In countries outside of the European Union, we generally do not collect or remit value-added tax (VAT). Some countries outside of the European Union may, however, require us to collect and remit VAT, which could be burdensome or expensive for us to administer and increase the costs of our products or adversely affect our results of operations. For example, tax authorities in Switzerland have notified us that we should collect and remit VAT from our users with a Swiss billing address. At present, we remit VAT to Switzerland, but we do not collect the VAT from our users with billing addresses in Switzerland, and as a result we absorb the cost of VAT, which affects our results of operations.

At present, the subsidiary through which we market and sell most of our products, Skype Communications, does not collect or remit U.S. state or municipal taxes (such as sales, excise, utility, use or ad valorem taxes), fees or surcharges in respect of sales to our U.S. customers. However, we occasionally receive inquiries from a small number of state and municipal taxing authorities seeking payment of taxes, fees or surcharges that are traditionally applied to, or collected from, customers of providers of traditional public switched telephone network services. In addition, U.S. federal regulators have inquired into whether Skype properly remits payments to the federal universal service fund.

With respect to a U.S. state’s ability to impose obligations to collect taxes, fees or surcharges with respect to sales made over the Internet, the U.S. Supreme Court’s decision in Quill Corporation v. North Dakota currently requires that a taxpayer have a physical presence within the state before the state can collect such taxes. However, the U.S. Supreme Court has provided little guidance as to what levels of contacts constitute a physical presence, and no assurance can be given that we will not be found to have a physical presence in certain U.S. states based on, for example, our affiliations with other businesses that have a physical presence in the state.

Furthermore, a number of states, as well as the U.S. Congress, have been considering or have adopted initiatives that could limit the Supreme Court’s position regarding sales and use taxes on Internet sales. If these initiatives are successful, we could be required to collect sales and use taxes in a number of states or change our business practices. The imposition by state and local governments of various taxes, fees and surcharges upon Internet commerce could result in administrative burden, put us at a competitive disadvantage if similar obligations are not imposed on all or substantially all of our online competitors and affect negatively our future sales.

In addition, several proposals have been made at the U.S. federal, state and local levels that would impose additional taxes on communications through the Internet. These proposals, if adopted, could substantially impair our growth and substantially increase the costs of our products. In particular, the tax status of our products could subject us to conflicting taxation requirements and complexity with regard to the collection and remittance of VAT, sales or use taxes. Furthermore, given the international nature of our business, we may incur significant costs in developing and modifying our technological and administrative systems to enable us to collect and remit taxes in such a manner that applies only to the relevant taxable activity.

Any of these developments could adversely affect our results of operations.

Regulation on Import, Export and Distribution of Highly Encrypted Technologies. In some countries, the export, import and distribution (online and offline) of highly encrypted technologies such as our software client are subject to licenses, authorizations or permissions by relevant local authorities which we may be required to obtain and which we have in the past been requested to obtain. In 2006, we obtained an authorization from the U.S. Department of Commerce for the export of Skype software. In 2005, the Luxembourg competent authority (Office des licences) confirmed that the Skype software benefits from an authorization exemption for the export of the software.

Disabilities Access Regulations. In some jurisdictions, website and software providers are subject to various rules to ensure that they are sufficiently accessible to people with disabilities, such as visual impairment. These rules are designed generally to ensure that people with disabilities can access the features of websites or software in a functionally equivalent manner as compared to people without disabilities. For more information, see “Risk Factors—Compliance with disabilities access regulations could be technically difficult and could impose significant additional costs on our operations.”

Financial Services Regulations. Our customers purchase online prepaid credits to buy and use our paid-for products, which we refer to as Skype Credit. If existing laws and regulations that apply to currencies, currency issuing activities or electronic money (e-money) were interpreted by regulators to apply to Skype Credit or us, or if new laws or regulations were adopted that would cause Skype Credit to be regulated as a currency, e-money or financial service generally or if we were regulated as an electronic money lending institution, we could be required to comply with those laws and regulations and any such compliance may be costly. For example, if Skype Credit were regulated as a currency or as e-money or if we were regulated as an electronic money lending institution or credit issuer, we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on our meeting certain capital and other prudential requirements; we may be subject to additional oversight of our business; and we may be required to comply with conduct of business rules, including disclosure requirements and anti-money laundering and know-your-customer rules, all of which could significantly increase our operating costs.

Employees

As of December 31, 2010, we had approximately 842 employees. In addition, we had 69 long-term contractors supporting us across all areas of the business. In accordance with local law, an employee delegation exists in Luxembourg, which has the right to approve changes to working conditions of our Luxembourg employees. None of our employees and contractors is subject to a collective bargaining agreement. We have 374 people in product development, 251 people in sales and marketing, 51 people in site operations, 48 people in customer support and 187 people in general and administrative functions. The table below shows the breakdown of our people by region as of December 31, 2010, and provides an indication of the primary functions undertaken in such region.

Country / Region	Number of employees and contractors	Primary function
Estonia	368	Product Development
United Kingdom	225	Sales and Marketing
United States	139	Sales and Marketing and Product Development
Luxembourg	72	General and administration
Sweden	42	Product Development
Czech Republic	41	Product Development
Asia Pacific	24	Sales and Marketing

Total	911

As part of the Qik acquisition, we added 63 employees from Qik in January 2011, of which 47 were based in Russia, primarily working in product development, and 16 were based in California, primarily working in sales and marketing.

Facilities

On February 17, 2010, we entered into a nine-year lease with M Immobilier S.A. for approximately 25,000 square feet of office space as our headquarters in Luxembourg. We have, at our sole discretion, an option to terminate this lease at the end of the third and sixth years. In June 2010, we signed a lease with Stanford University for a 90,000 square foot office space in the Stanford Research Park, Palo Alto, California and transferred our California-based employees to these offices in December 2010. Our Palo Alto office houses engineers in addition to regional marketing, business development, and the Skype Enterprise team. The lease expires in September 2017, and may be renewed for an additional five years. We lease approximately 50,000 square feet of space in our primary engineering and development facility in Tallinn, Estonia, and this lease is governed under a five-year term ending in September 2013. On January 15, 2010, we signed a lease with Dominion Corporate Trustees Limited and Dominion Trust Limited, for office space in London, United Kingdom. The lease expires in May 2016.

We lease additional offices in Tartu, Estonia; Stockholm, Sweden; Prague, Czech Republic; Tokyo, Japan; Central, Hong Kong; Manama, Bahrain; and Moscow, Russia.

Corporate Structure and Reorganization

Our principal executive office is located at 23-29 Rives de Clausen, L-2165 Luxembourg, and our telephone number at this address is +352 274 787 11. Our corporate website is www.skype.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

All of our operations are conducted through various subsidiaries, which are organized and operated according to the laws of their country of incorporation.

Prior to this offering, we have conducted our business through Skype Global S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), and its subsidiaries. The registrant, Skype S.à r.l., a

Luxembourg limited liability company (société à responsabilité limitée) was formed in July 2010 for the purpose of making this offering. Skype S.à r.l., currently a wholly-owned subsidiary of Skype Global S.à r.l., does not engage in any operations and has only nominal assets, including a 100% interest in Skype Global Holdco S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), which itself does not engage into any operations and holds no material assets. The corporate reorganization will involve, among other steps, the conversion of Skype S.à r.l. into a Luxembourg joint stock company (société anonyme), Skype S.A., and the acquisition of the shares of Skype Global S.à r.l. by Skype S.A. as further described in “Corporate Reorganization.” Investors in this offering will only receive, and this prospectus only describes the offering of, ADSs representing ordinary shares of Skype S.A.

Legal Proceedings

We are subject to disputes, lawsuits, claims, investigations and other legal and regulatory proceedings in the ordinary course of our business. The number and significance of these disputes and proceedings are likely to increase in the future. In particular, in addition to the matters described below, we are involved in other disputes and proceedings with entities claiming that we have infringed their patents or other intellectual property rights, and we expect that, like other technology companies, we will increasingly be subject to patent infringement and other intellectual property litigation and claims in the future.

We believe we have valid defenses with respect to proceedings pending against us. Nevertheless litigation is inherently unpredictable and any proceedings, claims or regulatory actions against us, whether meritorious or not, may be time consuming, result in significant legal expenses, require significant amounts of management time, result in the diversion of significant operational resources, require changes in our methods of doing business or our products that could be costly and technically difficult (or perhaps impossible) to implement, reduce our net revenues, increase our expenses, require us to make substantial payments to settle claims or satisfy judgments, require us to cease conducting certain operations or offering certain products in certain areas or generally, and otherwise harm our business, results of operations, financial condition and cash flows, perhaps materially.

Administrative Subpoena

On July 30, 2010, an administrative subpoena from the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) was received by one of our shareholders, Silver Lake, requesting information regarding transactions that Skype has conducted involving Iran since August 1, 2005, including a certain number of identified transactions relating to call termination fees to an Iranian telecommunications provider. Upon Silver Lake’s receipt of this subpoena, we initiated an internal review of our transactions involving Iran and on August 26, 2010, we submitted our response to the subpoena. To date we have not received any additional requests from OFAC with respect to this inquiry. We intend to continue to cooperate fully with OFAC in responding to any additional requests. While we cannot at present predict the ultimate outcome of OFAC review, should OFAC determine that our activities involving terminating calls in Iran constituted violations of U.S. sanctions regulations in some manner, civil penalties, including fines, could be assessed against the Company. In appropriate circumstances, if OFAC determines that violations of U.S. sanctions occurred, it could refer the matter to criminal authorities for investigation, and these criminal authorities may seek to prosecute the matter and impose criminal penalties. We believe the risk of this occurring to be highly remote in this case.

Net2Phone

In June 2006, Net2Phone, Inc. filed a lawsuit in U.S. Federal District Court in New Jersey alleging that eBay Inc., Skype Technologies S.A. and Skype Inc. infringed various patents owned by Net2Phone relating to Internet communications technology. We and our former parent, eBay, filed an answer and counterclaims asserting that the patents are invalid, unenforceable and were not infringed.

In February 2008, eBay filed a patent infringement action against IDT, Net2Phone’s parent, in the Western District of Arkansas.

On August 4, 2010, Skype and eBay entered into a settlement agreement with Net2Phone, Inc. and related parties in settlement of all outstanding disputes among the parties.

In connection with the resolution of such litigation, eBay granted us an option to purchase certain patents for a period of one year until August 4, 2011. The purchase price of the option was $2 million. Should we decide to purchase the patents, we and eBay will negotiate the purchase price in good faith, and the $2 million option price will be applied to the purchase price of the patents. During the period that the option is valid for, eBay can license the underlying patents but is not permitted to sell, transfer, dispose or other encumber them.

MANAGEMENT

Set forth below are the names, ages as of April 13, 2011, and positions of our existing directors and our executive officers.

Name	Age	Position
Anthony J. Bates	43	Director and Chief Executive Officer
Jonathan Chadwick	45	Chief Financial Officer
Neal Goldman	59	Chief Legal and Regulatory Officer
Mark Gillett	36	Chief Development and Operating Officer
Neil Stevens	42	Vice President and General Manager for Consumer
Miles Flint	57	Chairman of the Board of Directors
James A. Davidson	51	Director
Egon Durban	37	Director
Charles Giancarlo	53	Director
John Donahoe	50	Director
Robert H. Swan	50	Director
Ben Horowitz	44	Director
Alain Carrier	43	Director
Mark Dyne	50	Director
Norbert Becker	57	Director
Jean-Louis Schiltz	46	Director

Background of Current Executive Officers and Directors

Anthony J. Bates is Director and Chief Executive Officer and began his as tenure as Chief Executive Officer and as director in October 2010. Mr. Bates has over 20 years of experience in the communications and Internet industries, including over 15 years at Cisco, most recently as Senior Vice President of Cisco and General Manager of Cisco’s Enterprise, Commercial and Small Business Division. Mr. Bates was primarily responsible for Cisco’s three key Enterprise architectures known as Borderless Networks, DataCenter and Collaboration. Mr. Bates was a member of the senior staff responsible for charting the Cisco’s global strategy and served on the Cisco Development Council, the Video Council, and the Enterprise Business Council. Mr. Bates, in addition to running Cisco’s Enterprise Division, has also served as General Manager of Cisco’s Service Provider Group. Mr. Bates holds nine patents related to Internet technologies and has served on the boards of a range of technology companies including YouTube, the video sharing website; TokBox, a provider of online video conference services; BubbleMotion, a voice-based messaging and blogging service; and LoveFilm, an online video streaming and rental service. We believe that Mr. Bates is qualified to serve as director, in part, due to his extensive experience in the communications and Internet industries in addition to his strong management and leadership capabilities.

Jonathan Chadwick is our Chief Financial and Administration Officer and began his tenure in March 2011. Mr. Chadwick joined Skype from McAfee, where he was the Executive Vice President and Chief Financial Officer. Prior to McAfee, Mr. Chadwick spent 13 years in various finance roles at Cisco Systems. He oversaw Cisco’s finance teams for the service provider, enterprise, commercial, small business, and consumer customer segments. In addition, he headed teams that led business architecture planning and new business model introduction across Cisco. Mr. Chadwick is a Chartered Accountant in England and holds an honors degree in electrical and electronic engineering from the University of Bath, UK.

Neal Goldman is our Chief Legal and Regulatory Officer and began his tenure in June 2010. Prior to that, he was the Executive Vice President, Chief Administrative and Legal Officer and Secretary of 3Com Corporation from 2003 to 2009, when 3Com was acquired by HP. At 3Com he headed up the legal department, acted as corporate secretary and directed 3Com’s intellectual property program as well as IT, security, environmental, health and safety (SEHS); worldwide real estate and site services (WRESS). Prior to that he was employed at Polaroid Corporation from 1997 to 2003 where he served as Executive Vice President Business Development and Chief Legal Officer. Prior to that he was the general counsel of Lotus Development Corporation and worked at Data General Corporation primarily doing international legal work. Mr. Goldman holds a bachelor’s degree and a law degree from Suffolk University in Boston, MA.

Mark Gillett is our Chief Development and Operations Officer and began his tenure in March 2011, previously having worked with the Company as Chief Transformation Officer and interim Chief Development Officer following the Skype Acquisition. As Chief Development and Operations Officer, Mr. Gillett is responsible for engineering, site operations, information security, business operations, customer services, IT and transformation at Skype. Before joining Skype, from 2009, Mr. Gillett led Value Creation for Silver Lake in Europe, working directly with the chief executive officers of Silver Lake’s portfolio companies to improve operating performance. Mr. Gillett joined Silver Lake from Alvarez & Marsal where he served for four years and was a Managing Director responsible for leading Technology, Telecoms and Business Services engagements across Europe and growing its private equity performance improvement services in Europe. Mr. Gillett started his technology career in software engineering and product management for regulated medical devices, networking equipment and software. Mr. Gillett studied medicine at the University of London, is a Chartered Technologist and an accredited IT Infrastructure Library manager. Mr. Gillett served as an international quality assurance reviewer for the UK Office of Government Commerce’s ITIL v3 publication and is a member of the Institute of Directors, the Institute of Service Management and Chartered member of the British Computer Society.

Neil Stevens is our Vice President and General Manager for Consumer and began his tenure in April 2009. Prior to joining Skype, Mr. Stevens worked at a number of major technology companies in senior product, marketing and e-commerce roles, most recently at Apple from 2006 to 2009, where he served as general manager for Europe of the Apple Online Store. He was general manager of Dell’s European e-Commerce business and before that Marketing Director for Dell’s Home and Small Business in Europe, spanning the years of 2001 to 2006. He was also Tiny Computer’s first Product & Marketing Director, and worked for Intel, and AT&T-NCR, where he started his career. Mr. Stevens is a graduate of Bradford University where he studied Computing & Information Systems.

Miles Flint is a Director and began his term in December 2009. Mr. Flint’s term will expire in                     . After obtaining a degree in Chinese from the University of London, Mr. Flint’s early career was spent in the pharmaceutical and heavy engineering industries. In 1980 and 1981, he studied for an MBA at the Cranfield School of Management and then joined the UK computer manufacturer, ICL, where he first gained general management experience. In 1991, he joined Sony where he held a number of positions in the UK and Europe which culminated in his becoming President of Sony Ericsson Mobile Communications in 2004, which he held till the end of 2007. Since 2008, Mr. Flint has held a number of advisory and board roles in companies such as Sony Corporation, Silver Lake, Sharpcards Limited, Global Collect Bidco BV, Research in Motion (UK) Ltd and Milescapes Limited. We believe that Mr. Flint is qualified to serve as a director, in part, because of his extensive senior management and board experience in the technology industry which is a valuable asset to the Board.

James Davidson is a Director and began his term in December 2009. Mr. Davidson’s term will expire in                     . Mr. Davidson is Co-Chief Executive Officer of Silver Lake, which he co-founded in 1999. He has been an active advisor to, and investor in, the technology industry for more than 25 years. Prior to Silver Lake, Mr. Davidson was a Managing Director at Hambrecht & Quist, a technology-focused investment bank and venture capital firm (now part of JP Morgan Chase & Co.). Mr. Davidson managed several businesses at Hambrecht & Quist, including the Technology Investment Banking business and the Mergers and Acquisitions business. Prior to Hambrecht & Quist, Mr. Davidson was a corporate-securities attorney for Pillsbury, Madison & Sutro. Mr. Davidson also serves on the boards of Flextronics International Ltd. and Avago Technologies Limited. Previously, he was a director of Seagate. Mr. Davidson also serves on the boards of a number of non-profit organizations. He holds a B.S. from the University of Nebraska and a J.D. from the University of Michigan. We believe that Mr. Davidson is qualified to serve as director, in part, due to his extensive investment and banking experience as well as his experience in managing and working with boards of directors of other public companies.

Egon Durban is a Director and began his term in November 2009. Mr. Durban’s term will expire in                     . Mr. Durban is a Managing Director of Silver Lake based in Menlo Park. Mr. Durban joined Silver Lake in 1999 as a founding principal and has worked in the firm’s Menlo Park, London and New York offices. Mr. Durban serves on the board of directors of NXP Semiconductors N.V., on the board of directors of Intelsat, Ltd., on the Operating Committee of SunGard Capital Corporation and on Silver Lake’s Management, Investment, and Operating and Valuation Committees. Prior to Silver Lake, Mr. Durban worked as an associate in Morgan Stanley’s Investment Banking Division. Mr. Durban graduated from Georgetown University with a B.S. in Finance. We believe that Mr. Durban is qualified to serve as a director, in part, because of his extensive finance, mergers and acquisitions and investment experience in the technology industry and his board roles at numerous other companies.

Charles Giancarlo is a Director and began his term in December 2009. Mr. Giancarlo’s term will expire in                     . Mr. Giancarlo joined Silver Lake in 2007 as a Managing Director and Co-Head of Value Creation. Mr. Giancarlo has over 25 years of experience in the communications industry. A senior executive at Cisco Systems from 1993-2007, Mr. Giancarlo most recently served as Executive Vice President and Chief Development Officer of Cisco and President of Cisco-Linksys, leading the company’s overall product development and management activities. Mr. Giancarlo joined Cisco when the company acquired Kalpana, Inc., the pioneer in Ethernet switching, where he was Vice President of Marketing and Corporate Development. Prior to joining Cisco, Mr. Giancarlo founded four communications equipment companies and successfully sold two of them to larger companies. Mr. Giancarlo was interim CEO of Avaya in 2008 and is currently Chairman of the Board. In addition, he serves on the board of directors of Accenture and Netflix, Inc. Mr. Giancarlo holds a B.S. degree in Electrical Engineering from Brown University, an M.S. degree in Electrical Engineering from the University of California at Berkeley, and an M.B.A. from Harvard University. We believe that Mr. Giancarlo is qualified to serve as a director, in part, due to his strengths in business operations gained from his many years working in leadership roles in the technology industry.

John Donahoe is a Director and began his term in November 2009. Mr. Donahoe’s term will expire in                     . Mr. Donahoe is the President and Chief Executive Officer of eBay. He has served in that capacity since March 2008, and as a director of eBay since January 2008. From January 2008 to March 2008, Mr. Donahoe served as the CEO designate of eBay. From March 2005 to January 2008, Mr. Donahoe served as President, eBay Marketplaces. From January 2000 to February 2005, Mr. Donahoe served as Worldwide Managing Director for Bain & Company, a global business consulting firm. Mr. Donahoe serves on the Board of Trustees for Dartmouth College and on the board of directors of Intel Corporation. Mr. Donahoe holds a B.A. in Economics from Dartmouth College and an M.B.A. degree from the Stanford Graduate School of Business. We believe that Mr. Donahoe is qualified to serve as a director because Mr. Donahoe brings senior leadership, strategic, and marketing expertise to our board of directors from his current position as CEO of a major Internet company and his prior work as a management consultant and leader of a global business consulting firm. In his role at eBay, Mr. Donahoe has overseen a number of strategic acquisitions, bringing business development and M&A experience to our board.

Robert H. Swan is a Director and began his term in December 2009. Mr. Swan’s term will expire in                     . Mr. Swan serves eBay as Senior Vice President, Finance and Chief Financial Officer. He has served in that capacity since March 2006. From February 2003 to March 2006, Mr. Swan served as Executive Vice President and Chief Financial Officer of Electronic Data Systems Corporation, a technology services company. From July 2001 to December 2002, Mr. Swan was Executive Vice President and Chief Financial Officer of TRW Inc. Mr. Swan served in executive positions at Webvan Group, Inc. from 1999 to 2001, including Chief Executive Officer from April 2001 to July 2001, Chief Operating Officer from September 2000 to July 2001, and Chief Financial Officer from October 1999 to July 2001. Mr. Swan also serves on the board of directors of Applied Materials Inc. Mr. Swan holds a B.S. from the State University of New York at Buffalo and an M.B.A. from State University of New York at Binghamton. We believe that Mr. Swan is qualified to serve as a director because Mr. Swan brings financial expertise and global financial management and strong leadership skills to our board of directors from his current position as CFO of eBay, a major Internet company.

Ben Horowitz is a Director and began his term in November 2009. Mr. Horowitz’s term will expire in                     . Mr. Horowitz is a co-founder and general partner of Andreessen Horowitz, a venture capital fund. He was also a co-founder and Chief Executive Officer of Opsware (formerly Loudcloud), which was acquired by the Hewlett-Packard Company in 2007, and Mr. Horowitz was then appointed Vice President and General Manager of Business Technology Optimization for Software at the Hewlett-Packard Company. Prior to that, he was Vice President and General Manager of America Online’s E-commerce Platform division, where he oversaw development of the company’s Shop@AOL service. Mr. Horowitz also ran several product divisions at Netscape Communications. Horowitz also served as Vice President of Netscape’s Directory and Security product line. Before joining Netscape in July 1995, he held various senior product marketing positions at Lotus Development Corporation. We believe that Mr. Horowitz is qualified to serve as a director, in part, due to his extensive experience as an Internet entrepreneur, venture capitalist and technologist, which is highly relevant to Skype as a technology driven company.

Alain Carrier is a Director and began his term in November 2009. Mr. Carrier’s term will expire in                     . Mr. Carrier is Managing Director (Europe) at CPPIB. Based in London, Mr. Carrier is responsible for leading the Private Investments department in Europe and the global Infrastructure group, as well as assisting in the overall development of CPPIB’s activities in the broader EMEA region. Mr. Carrier has more than 15 years of financial industry experience. Prior to joining CPPIB, he was Managing Director at Goldman, Sachs & Co. in their Investment Banking division in New York and London. Prior to that, he was an Associate at the New York-based law firm, Sullivan & Cromwell LLP. He holds a Bachelor of Law from Laval University in Quebec City, a Masters in Law (D.E.S.S.) from the Sorbonne in Paris and a Masters in Law from Columbia University. We believe that Mr. Carrier is qualified to serve as a director, in part, due to his extensive investment and banking experience.

Mark Dyne is a Director and began his current term in March 2011. Mr. Dyne’s term will expire in                     . Mr. Dyne was one of the first investors in Skype, serving as a director from the founding of Skype until its sale to eBay in 2005. Mr. Dyne founded and currently serves as the Chairman, Chief Executive Officer and Managing Director of Europlay Capital Advisors, LLC, a merchant banking and advisory firm. Mr. Dyne is currently a member of the board of directors of Atomico Ventures, a venture capital fund. Mr. Dyne serves as a director of Atrinsic, Inc., and Talon, Inc., both publicly listed companies, and on the board of directors of Rdio, Inc., and a number of other privately held companies. Mr. Dyne previously served as Chairman and Chief Executive Officer of Sega Gaming Technology Inc. (USA), and Chairman and Chief Executive Officer of Virgin Interactive Entertainment Ltd. Mr. Dyne was a founder and director of Packard Bell NEC Australia Pty. Ltd., and he was a founder, Chief Executive Officer and former director of Sega Ozisoft Pty Ltd. We believe that Mr. Dyne is qualified to serve as a director, in part, due to his wealth of historic knowledge about Skype and extensive experience in the Internet and technology industries.

Norbert Becker is a Director and began his term in November 2009. Mr. Becker’s term will expire in                     . Mr. Becker is Chairman at Atoz Tax Advisors Luxembourg. He has held various senior executive positions in Andersen Worldwide and Ernst & Young Global and was appointed Global Chief Financial Officer of Ernst & Young. In 2007, he was one of the co-founders of Compagnie de Banque Privée, a private bank incorporated in Luxembourg, and serves as Chairman. He is involved with a number of international private equity firms, such as Edmond de Rothschild Group and Mangrove Capital Partners. He also serves on the board of BIP Investment Partners, a public investment firm based in Luxembourg, and is the Managing Director of IntesaSanPaolo International Holdings, which is wholly owned by IntesaSanpaolo. Mr. Becker earned a doctor honoris causa degree from Sacred Heart University, Fairfield, Connecticut and is a Trustee of the University. We

believe that Mr. Becker is qualified to serve as a director, in part, due to his finance experience which has provided him with a wealth of knowledge in dealing with finance and accounting matters.

Jean-Louis Schiltz is a Director and began his term in January 2010. Mr. Schiltz’s term will expire in                    . From 2004 to 2009, Mr. Schiltz was a member of the Luxembourg Government as Minister for Defense, International Cooperation as well as Media and New Technologies. He was a member of the Luxembourg Parliament until early March 2011. He is currently a practicing attorney at the Luxembourg-based law firm, Schiltz & Schiltz. He is also a member of the board of CLT UFA, a company which is part of RTL, one of Europe’s largest media groups as well as of Brasserie nationale, Luxembourg’s leading brewery. He was a lecturer in civil and commercial law at the Universities of Paris I (Panthéon-Sorbonne) and Luxembourg. He is also the author of a number of articles in the area of commercial and banking law. Mr. Schiltz holds a post-graduate degree in business law (diplôme d’études approfondies en droit des affaires) and a Master’s degree in business law (maîtrise en droit des affaires) from the University of Paris I (Panthéon-Sorbonne). He was admitted to the Luxembourg Bar in 1989. We believe that Mr. Schiltz is qualified to serve as a director because of his extensive board and other experience, which is of great benefit to the Board.

There are no family relationships between any of our executive officers or directors. The business address of each of our executive officers and directors is 23-29 Rives de Clausen, L-2165 Luxembourg.

Composition of our Board of Directors

The persons serving on our board of directors are designated pursuant to the terms of the Shareholders Agreement, as it may be amended, among our current investors (other than management) and us, executed in connection with the closing of the Skype Acquisition. Under Luxembourg law, directors must be elected by our shareholders at a general meeting. We and our existing shareholders expect to amend the Shareholders Agreement (which will govern, among other things, the composition of the board of directors of Skype S.A.), prior to the offering.

Together,             ,              and              may be considered to form a “group” that owns more than 50% of our outstanding voting securities and we believe we are considered a “controlled company” within the meaning of the Nasdaq Stock Market rules. Such entities forming the group will file appropriate notices of beneficial ownership as a group on Schedule 13D or Schedule 13G, as applicable, with the SEC once we become a registrant. Following the consummation of this offering, we intend to rely upon the “controlled company” exception under the Nasdaq Stock Market rules. Pursuant to this exception, we will be exempt from the rules that:

•	require that a majority of a board of directors consist of independent directors;

•	require that executive officer compensation be overseen entirely by independent directors, or that the Compensation Committee be comprised solely of independent directors; and

•

require that director nominations be overseen entirely by independent directors, or that the Corporate Governance and Nominating Committee be comprised solely of independent directors, with a board resolution or formal written charter, as applicable, addressing the nominations process.

As a result, we will not have a majority of independent directors, our Corporate Governance and Nominating Committee and our Compensation Committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Stock Market corporate governance requirements.

The “controlled company” exception does not modify the independence requirements for the audit committee, requiring that our audit committee be comprised exclusively of independent directors. Pursuant to SEC and Nasdaq Stock Market rules, we are required to have one independent audit committee member upon the listing of our ordinary shares on the Nasdaq Stock Market, a majority of independent directors within 90 days of the date of such listing and all independent audit committee members within one year of the date of such listing.

In addition, at such time as the “group” described above owns less than a majority of our outstanding voting securities, we will no longer be entitled to the “controlled company” exception. However, based on current Nasdaq Stock Market rules, we generally would not be required to fully comply with the director and committee independence requirements described above until one year after we cease to be entitled to the “controlled company” exception.

Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined             ,              and             , representing              of our              directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

Committees of the Board of Directors

Our board of directors has three principal committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

Audit Committee

The audit committee will be comprised of             ,              and             .              will be the chairman of the committee. The audit committee is responsible for assisting our board of directors with its oversight responsibilities regarding the following:

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements;

•	appointing, compensating, retaining and reviewing the qualifications, independence and performance of the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing with our general counsel our compliance with regulatory requirements and any legal matters having an impact on financial statements;

•	reviewing the policy with respect to related party transactions and approving or rejecting proposed related party transactions; and

•	preparing the report that the SEC requires in our annual proxy statement.

The members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. Moreover, our board of directors has determined that              is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Stock Market. Each of the members of our audit committee is independent as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market. You can view our audit committee charter on the corporate governance section of our website.

Compensation Committee

Our compensation committee will consist of             ,              and             .              will be the chairman of the committee. The compensation committee will be responsible for, among other things:

•	reviewing and approving our executives’ base compensation, incentive compensation, equity grants and benefits;

•	approving the bonus program, incentive plan and equity-related compensation programs for all employees;

•	administering the retirement plans for all employees;

•	determining, or recommending to the board of directors for determination, the compensation of our chief executive officer in light of relevant corporate performance goals and objectives; and

•	preparing the report that the SEC requires in our annual proxy statement.

We rely on the “controlled company” exemption from the requirement of having a fully independent compensation committee. Our compensation committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Nominating and Governance Committee

Our nominating and governance committee will consist of              and             .              will be the chairman of the committee. The nominating and governance committee will be responsible for, among other things:

•	evaluating and recommending candidates for election to our board of directors;

•	recommending to our board of directors appointments of directors to committees and the appointment of chairpersons to committees;

•	recommending to our board of directors any revisions to the meeting policies and procedures and the size and composition of our board of directors and committees; and

•	reviewing and recommending to our board of directors recommendations regarding our board guidelines on corporate governance and other actions relating to corporate governance.

We rely on the “controlled company” exemption from the requirement of having a fully independent nominating and corporate governance committee. The nominating and governance committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of Skype. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee (or other board committee performing equivalent functions) or a member of the board of directors of any entity that has one or more executive officers serving on our compensation committee or on our board of directors.

Corporate Governance and Code of Ethics

The board of directors has adopted corporate governance guidelines that, along with the charters of the principal committees of the board of directors and our Code of Business Conduct and Ethics, which we refer to as our Code of Conduct, provide the framework for the governance of the Company. A complete copy of our governance guidelines, the charters of our principal committees of the board of directors, and our Code of Conduct may be found on our investor relations website at                     . The board of directors regularly reviews corporate governance developments and modifies these policies as warranted. Any changes in these governance documents will be reflected in the same location on our website.

Director Compensation

In 2010, our Chairman (Mr. Flint), who is employed by one of our pre-offering shareholders, and our other directors who are not employees of the Company or our pre-offering shareholders (Messrs. Becker and Schiltz), were paid an annual cash fee for their service as directors, in accordance with director agreements we have entered into with them, equal to €21,000 ($27,822), €55,000 ($72,868) and €45,000 ($59,619), respectively (the fee amounts are denominated in Euros, but we have also reported the amounts in U.S. dollars using an exchange rate of $1.32487/€1, which is the average of the average quarterly conversion rates for Euros to U.S. dollars for 2010) as disclosed in the Director Summary Compensation Table below. For 2011, Mr. Becker’s annual cash fee was increased to €65,000 to reflect the increased demands on him as a result of his service on the Audit and Compensation Committees of the board. We do not expect to pay our directors who are also our employees or employees of our pre-offering shareholders (other than our Chairman) any compensation for their service as directors. All directors are also reimbursed for reasonable out-of-pocket expenses incurred by them in connection with attending board of directors, committee and shareholder meetings, including those for travel, meals and lodging. We reserve the right to change the manner and amount of compensation to our non-employee directors at any time.

In 2010, our Compensation Committee granted Mr. Flint, our Chairman, a stock option under the Skype Equity Incentive Plan to purchase 2,100 ordinary shares of Skype Global. One-half of the shares subject to the option vests based on the passage of time and the remaining one-half vests based on the achievement of investor return thresholds. The terms and conditions of the stock option grant are similar to the terms and conditions of the stock options granted to employees generally. For a discussion of the Skype Equity Incentive Plan and the terms and conditions of stock options granted thereunder, please see “Executive Compensation—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives.” The grant date fair value of the stock option granted to Mr. Flint computed in accordance with applicable accounting standards is disclosed in the Director Summary Compensation Table below.

In addition, in 2010, Mr. Flint acquired beneficial ownership of shares of Skype Global by paying a portion of the purchase price using the proceeds of a full recourse loan from Skype Technologies S.A. Mr. Flint repaid the loan on August 9, 2010 and retains beneficial ownership of such shares. The amount of the loan was $238,485, the amount repaid was $242,054 and the variable interest rate payable during the term of the loan was 4.00-4.75%. The equity ownership of our directors is set forth in the beneficial ownership table in “Principal and Selling Shareholders” below.

DIRECTOR SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation we paid to our directors for the fiscal year ended December 31, 2010.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)		All Other Compensation ($)(3)	Total ($)
Miles Flint	27,822	274,439	(4)	27,032	329,293
James A. Davidson	—	—		—	—
Egon Durban	—	—		—	—
Charles Giancarlo	—	—		—	—
Simon Patterson(5)	—	—		—	—
John Donahoe	—	—		—	—
Robert H. Swan	—	—		—	—
Nicholas Staheyeff(5)	—	—		—	—
Marc Andreessen(5)	—	—		—	—
Ben Horowitz	—	—		—	—
Alain Carrier	—	—		—	—
Erik Levy(5)	—	—		—	—
Norbert Becker	72,868	—		—	72,868
Jean-Louis Schiltz	59,619	—		—	59,619
M.F.A. Mulder Beheer B.V.(5)	—	—		—	—
Joltid Limited(5)	—	—		—	—

(1)

The amounts reported in this column represent directors’ fees earned by Messrs. Flint, Becker and Schiltz in 2010. The directors’ fees for Messrs. Flint, Becker and Schiltz were denominated in Euros and have been converted into U.S. dollars using an exchange rate of $1.32487/€1, which is the average of the average quarterly conversion rates for Euros to U.S. dollars for 2010. The conversion rates were obtained from www.oanda.com.

(2)

The amounts reported in this column for Mr. Flint represent the aggregate grant date fair value of the performance-based stock options and time-based stock options granted under the Skype Equity Incentive Plan, calculated in accordance with FASB Accounting Standards Codification Topic 718 “Compensation—Stock Compensation” (“FASB ASC Topic 718”), disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. For time-based stock options, that value is calculated by multiplying the Black-Scholes value by the number of shares subject to a stock option. For performance-based stock options, the value reported in the table is calculated by multiplying the estimated grant date fair value determined using the Monte Carlo simulation model by the total number of shares subject to the stock option. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used to calculate these values. Regardless of the value on the grant date, the actual value depends on the market value of Skype ordinary shares on a date in the future when a stock option is exercised.

(3)

The amounts reported in this column for Mr. Flint represent the payments made to Milescapes Ltd for business consulting and advisory services in 2010 pursuant to the terms of a consulting engagement agreement with Skype Global, effective December 1, 2009. Under this agreement, we pay a quarterly retainer of £4,375 ($6,758) (the fee amounts are denominated in Pounds sterling, but we have reported the amounts in U.S. dollars using an exchange rate of $1.54461/£1, which is the average of the average quarterly conversion rates for Pounds sterling to U.S. dollars for 2010). The conversion rates were obtained from www.oanda.com. Mr. Flint is the sole stakeholder of Milescapes Ltd.

(4)

As of December 31, 2010, Mr. Flint held stock options to purchase 6,044 ordinary shares, 50% of which are time-based stock options and 50% of which are performance-based stock options, with an exercise price of $255.52 per share.

(5)	Messrs. Patterson, Staheyeff, Andreessen, Levy and M.F.A. Mulder Beheer B.V. ceased to be directors on December 29, 2010, and Joltid Limited ceased to be a director on March 1, 2011.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Overview

The compensation provided to our “named executive officers” for 2010 is set forth in detail in the Summary Compensation Table and other tables and the accompanying footnotes and narrative material that follow this section. This section explains our executive compensation philosophy and objectives, our compensation determination process, the key components of our compensation program and the decisions made in 2010 for each of our named executive officers, including certain compensation decisions related to the Skype Acquisition, as well as our anticipated compensation program following this offering.

Our named executive officers for 2010, which consist of those executive officers who appear in the Summary Compensation Table, were (1) Anthony Bates, our current Chief Executive Officer whose employment with us commenced October 20, 2010, (2) Adrian Dillon, our former Chief Financial and Administration Officer whose employment with us ceased on March 15, 2011, (3) Neal Goldman, our Chief Legal and Regulatory Officer whose employment with us commenced June 1, 2010, (4) David Gurlé, our Vice President and General Manager for Skype Enterprise whose employment with us commenced January 7, 2010, (5) Neil Stevens, our Vice President and General Manager for Consumer whose employment with us commenced April 20, 2009, (6) Joshua Silverman, our former Chief Executive Officer whose employment with us ceased on September 30, 2010 and (7) Laura Shesgreen, our former Chief Financial Officer who currently serves as our Vice President of Finance and whose employment with us commenced February 1, 2007. Effective March 19, 2011, Jonathan Chadwick became our Chief Financial Officer. In connection with this offering, Mr. Chadwick will be designated as an executive officer for securities law reporting purposes. However, in accordance with SEC regulations, since Mr. Chadwick was not an executive officer as of the end of the most recent fiscal year for which compensation information is being presented, he is not a named executive officer for 2010.

Immediately prior to the Skype Acquisition, Skype Global had no separate operating history and the Skype Companies were wholly-owned by eBay. As subsidiaries of eBay during this period, the Skype Companies historically shared the executive compensation philosophy and objectives of eBay, and our employees were compensated by eBay (or one of its direct or indirect majority-owned subsidiaries (then including the Skype Companies)), which was primarily responsible for determining all aspects of the compensation of our employees, including our historical compensation strategy.

Following the Skype Acquisition, the Skype Companies became direct, wholly-owned subsidiaries of Skype Global. Our Compensation Committee is responsible for overseeing the compensation of our employees, including our named executive officers, for establishing our compensation philosophy and programs and for determining the appropriate payments and awards to our named executive officers. Because our current compensation program is in part founded on the program in effect while the Skype Companies were wholly-owned subsidiaries of eBay, the compensation program described below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of our becoming a stand-alone company, and after this offering, a publicly-traded company. The compensation program following this offering could vary significantly from our historical practice.

Amounts discussed in this Compensation Discussion & Analysis that were initially denominated in local currency other than U.S. dollars (i.e., Euros, Pounds sterling and Singapore dollars) are reflected in Euros, Pounds sterling and Singapore dollars, as applicable, but we have also reported the amounts in U.S. dollars using the following exchange rates, which are the average of the average quarterly conversion rates for 2010, in each case: $1.32487/€1 (the “Average Euro Conversion Rate”); $1.54461/£1 (the “Average Pounds Sterling Conversion Rate”); and $0.73397/S$1 (the “Average Singapore Dollar Conversion Rate”). The conversion rates were obtained from www.oanda.com.

Executive Compensation Philosophy and Objectives

As described above in “Business—Competition,” our business operates in a highly complex and intensely competitive business environment, which is being constantly reshaped by sweeping technological advances, rapidly changing market requirements and the emergence of new competitors. In order for us to succeed in this environment, it is critical that we have a highly talented, seasoned and dedicated team of technical and business professionals with the skills to develop new products and features and capitalize on new business opportunities. To meet this challenge, we have designed a compensation philosophy to make our executive compensation program competitive within the Internet and high-technology industries, where there is significant competition for proven, talented leaders who possess the skills and experience to build and deliver on long-term value creation and to help us achieve our strategic objectives. We also believe compensation should be determined within a framework that is intended to reward individual contribution and the achievement of Company objectives.

Within the framework of this overall philosophy, since the Skype Acquisition, we have designed our executive compensation program to achieve the following primary executive compensation objectives:

•	recruit, retain and incentivize highly talented and dedicated executives, with the right skills and experience to manage and operate our business and deliver on long-term value creation;

•

provide our executive officers with compensation opportunities that are fair, reasonable and competitive with the compensation opportunities available to executives in comparable positions at companies with whom we compete for executive talent;

•	make compensation sensitive to both Company and individual performance;

•	promote transparency through the use of relatively few, straightforward compensation components; and

•	align the interests of our executive officers with the interests of our stockholders, both in the short-term and the long-term.

Following this offering, we expect these objectives to continue to be our primary executive compensation objectives as we transition to being a publicly-traded company.

As described in greater detail below under “—Components of Executive Compensation,” to achieve our executive compensation objectives, we compensate our executives through a mix of base salary, short-term cash incentives, long-term equity incentives in the form of stock option awards and other benefits that is designed to be competitive with companies with whom we compete for executive talent and to be fair and equitable to us, our executives and our equity holders. We believe this combination of cash and equity is largely consistent with the forms of compensation provided by other companies with whom we compete for executive talent, and, as such, is a package that matches the expectations of our executives and of the market for executive talent, helps reward them for performance in the short-term and induces them to contribute to the creation of value in the Company over the long-term.

Compensation Determination Process

Following the Skype Acquisition, we established a Compensation Committee consisting of a subset of the board of directors to assist our board in the discharge of its responsibilities relating to our executive compensation program. Our Compensation Committee is ultimately responsible for designing, implementing, reviewing and administering our executive compensation program and for determining the specific base salaries, short-term cash incentives and long-term equity incentives paid to each of our executive officers, including our named executive officers. Our former Chief Executive Officer was not, and our new Chief Executive Officer is not, a member of the Compensation Committee. However, our new Chief Executive Officer provides input to our Compensation Committee regarding our executive compensation program. Our Compensation Committee considers the Chief Executive Officer’s recommendations regarding base salary and cash and equity incentives when determining the appropriate levels of compensation for each of our executive officers (other than his own), but may adjust such recommendation up or down as it determines in its discretion. Our former Chief Executive Officer attended from time to time, and our new Chief Executive Officer will attend from time to time, and our former Chief Financial and Administration Officer (Mr. Dillon) regularly attended, and our new Chief Financial Officer and the Global Director of Human Resources will regularly attend, meetings of our Compensation Committee to participate in discussions regarding compensation matters, performance goals and the competitive landscape of our business.

Our Compensation Committee is responsible for setting the performance goals for the Chief Executive Officer, and recommending to the board of directors his compensation, including base salary, short-term cash incentive and long-term equity incentive amounts. In addition, our Compensation Committee undertakes an annual review of the Chief Executive Officer’s performance, for which the Chief Executive Officer provides a self-assessment of his performance to the Compensation Committee for their consideration. Our former Chief Executive Officer has not been, and our new Chief Executive Officer will not be, present during any discussion regarding his performance or compensation. For a discussion of the Compensation Committee’s role and responsibility, please see “Management—Committees of the Board of Directors—Compensation Committee” above. A copy of the Compensation Committee’s charter is available on the corporate governance section of our website.

The Compensation Committee was responsible for reviewing and approving new employment contracts for our former Chief Executive Officer, our new Chief Executive Officer, our former Chief Financial and Administration Officer (Mr. Dillon), our new Chief Financial Officer and our new Chief Legal and Regulatory Officer, reviewing and approving the mutual termination and separation agreement for our former Chief Executive Officer and former Chief Financial and Administration Officer (Mr. Dillon), and approving the adoption of the cash incentive plan for 2010. For a discussion of the employment contracts we have entered into with our named executive officers, please see the narrative following the Grants of Plan-Based Awards in 2010 table below, and for a discussion of the employment contract with our new Chief Financial Officer, please see “—Employment Agreements; Severance and Change in Control Provisions” below. The Compensation Committee was also responsible for approving the adoption of the Skype Equity Incentive Plan and granting stock options to employees, including our named executive officers, following the Skype Acquisition. For a discussion of the Skype Equity Incentive Plan, please see “—Components of Executive Compensation—Long-Term Equity Incentives” below. For a discussion of our cash incentive plan approved by the Compensation Committee for 2010, please see “—Components of Executive Compensation—Short-Term Cash Incentives” below. For a discussion of the mutual termination and separation agreement with our former Chief Executive Officer please see “—Summary Compensation Table—Potential Payments on Termination and Change in Control—Chief Executive Officer Separation” below, and for a discussion of the mutual termination and separation agreement with our former Chief Executive Officer please see “—Summary Compensation Table—Potential Payments on Termination and Change in Control—Chief Financial and Administration Officer Separation” below.

In the future, we intend to develop our benchmarking processes and framework for gathering and analyzing market data on compensation practices and trends among the competitors with whom we compete for executive talent. During the second half of 2009 and in 2010, in conjunction with our separation from eBay, Towers Watson & Co., an independent compensation consulting firm, conducted a broad-based benchmark exercise, as well as a number of targeted benchmarking requests, on our behalf with a blended selection of relevant companies, including competitor companies both within and outside the Internet and high-technology industries, but without using a specified peer group of companies. These reviews assisted us in determining our competitive compensation position and in starting to build our compensation foundations as a stand-alone company. We may create a defined peer group of key competitors in the future as part of our ongoing development of our benchmarking processes. In the meantime, we expect that members of our Compensation Committee will use their reasonable business judgment and, for our directors affiliated with venture capital or private equity firms who have representatives on the boards of numerous private and public companies or who serve on other boards of directors, their personal experiences to determine and approve compensation levels that would allow us to achieve our executive compensation objectives. We expect that consideration will be given to each executive’s overall responsibilities, professional qualifications, business experience, job performance, technical expertise and career potential, and the combined value of these factors to long-term value creation and achieving our strategic objectives.

In 2009, we also conducted a comprehensive review of our compensation philosophy, compensation architecture and incentive arrangements with the assistance of Towers Watson. As a result of this review, we revised our short-term cash incentive program for 2010 to make the program more strongly linked to corporate rather than individual performance and expanded the financial objectives used to measure corporate performance. These changes are described further in “—Components of Executive Compensation—Short-Term Cash Incentives” below.

The Compensation Committee may select, retain and terminate outside compensation consultants to provide data and advice to the Compensation Committee with respect to compensation matters. In late 2010, the Compensation Committee engaged Frederic W. Cook and Co., Inc., an independent executive compensation consulting firm, to advise on our compensation and equity program requirements as a public company, including how to best shape future equity awards as part of a cohesive total compensation program with a key focus being our continued retention and recruitment of valued employees. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting and other advisors. Although the Company pays for any compensation consultant or other advisor, the consultant or advisor reports directly to the Compensation Committee and the Compensation Committee, in its sole discretion, approves the fees to the compensation consultant or advisor and any other terms related to the consultant’s or other advisor’s engagement.

Components of Executive Compensation

The key components of our executive compensation program are:

•	base salary;

•	short-term cash incentives;

•	long-term equity incentives; and

•	other benefits and perquisites.

We believe that the use of relatively few, straightforward, compensation components promotes the effectiveness and transparency of our executive compensation program and enables us to be competitive within the Internet and high-technology industries in which we operate. No formula or specific weightings or relationships are used with regard to the allocation of the various pay elements within the executive compensation program. So, for example, while we do not have a fixed policy for the allocation between cash and equity compensation or short-term and long-term compensation, these compensation components are designed to provide a mix of fixed and at-risk compensation that is tied to the achievement of our short- and long-term goals. Each component of compensation has an important role in implementing our executive compensation philosophy and in meeting the executive compensation objectives described above, as described in more detail below.

We also provide our named executive officers with severance or similar benefits and change in control protection, as described below under “—Employment Agreements; Severance and Change in Control Provisions” and “—Summary Compensation Table—Potential Payments upon Termination or Change in Control.”

Base Salary

We provide our named executive officers and other employees with a base salary to compensate them for services rendered on a day-to-day basis during the fiscal year. Base salaries provide stable compensation to executives, allow us to recruit and retain highly talented and dedicated executives and, through periodic merit increases, provide a basis upon which executives may be rewarded for individual performance. Base salaries may also be increased as required by applicable local law. Each of our named executive officers has an employment agreement which sets his or her minimum base salary. For more information regarding the terms and conditions of our named executive officers’ employment, please see the narrative following the Grants of Plan-Based Awards in 2010 table below.

The base salary levels of continuing executives are reviewed annually by our Compensation Committee to determine whether an adjustment is warranted or necessary. The Compensation Committee takes into account numerous factors in making its determination, none of which are dispositive or individually weighted, including our financial performance, the state of our industry and local economies in which we operate, the executive officer’s relative importance and responsibilities, location, the executive officer’s track record in meeting his or her performance objectives and comparable salaries paid to other executives of similar experience in our industry.

The base salaries paid to our named executive officers during 2010 are reported in “—Summary Compensation Table” below. As of December 31, 2010, the annual base salary rates for our continuing named executive officers were $850,000, $450,008, S$460,000 ($337,626) and £190,000 ($293,476) for Messrs. Bates, Goldman, Gurlé and Stevens, respectively. The base salaries for Messrs. Bates and Goldman were determined as a result of arm’s length negotiations in connection with their hiring in 2010. The base salaries for Messrs. Gurlé and Stevens were determined as a result of arm’s length negotiations in connection with their hiring in 2009 (although Mr. Gurlé’s employment commenced in early 2010) and remained unchanged throughout 2010. Mr. Gurlé’s annual base salary was increased to $380,000 effective as of March 2, 2011 in connection with his transfer to the United States. The annual base salary rate for our former Chief Executive Officer, Mr. Silverman, in 2010, was $650,000, and was determined as a result of arm’s length negotiation of his new employment agreement, which became effective as of November 19, 2009, the completion date of the Skype Acquisition. The annual base salary rate for our former Chief Financial and Administration Officer, Mr. Dillon, in 2010, was $600,000, and was determined as a result of arm’s length negotiation of his employment agreement, which became effective as of March 3, 2010. The annual base salary rate for our former Chief Financial Officer, Ms. Shesgreen, as of December 31, 2010 was €243,416 ($322,495) and was increased in March 2010 and March 2011 to reflect the 2.5% mandatory increase required under Luxembourg law. The annual base salary rate for our new Chief Financial Officer, Mr. Chadwick, is $600,000, and was determined as a result of arm’s length negotiation of his employment agreement, which became effective as of March 19, 2011.

Short-Term Cash Incentives

As a key component of our compensation program, we provide our named executive officers with the opportunity to earn cash incentives based on the achievement of our short-term business objectives. As additional cash compensation that is contingent on achievement of our business objectives, short-term cash incentives augment the base salary component while being tied directly to corporate and individual performance objectives.

Short-term cash incentives for 2010 were determined under the 2010 Skype Bonus Plan, adopted by the Compensation Committee in 2010, which is a cash incentive program designed to align employee compensation with Skype’s corporate performance, allow us to recruit and retain competent executive talent and provide an incentive and reward for superior performance measured over the short-term. Short-term cash incentives are based on the achievement of corporate and individual performance objectives, with 75% of the incentive based on corporate performance and 25% of the incentive based on individual performance. For the period January 1, 2010 through June 30, 2010, the incentive payable ranged from 0% to 162.5% of the target incentive for both components. For the period July 1, 2010 through December 31, 2010, and for Mr. Dillon for the period beginning from his employment commencement date to December 31, 2010, the incentive payable ranged from 0% to 162.5% for the corporate component and from 0% to 150% for the individual component. The individual component maximum was reduced from 162.5% to 150% to align the maximum potential payout for the period from July 1, 2010 through December 31, 2010 with the maximum amounts that were awarded on the individual component for the period January 1, 2010 through June 30, 2010.

In 2010, we expanded the financial objectives used to measure corporate performance. Whereas in 2009 the corporate performance measure was based solely on revenue (assuming first that a minimum threshold goal established for operating income was met), for 2010, the corporate performance measures were based on three key performance metrics: revenue for the incentive plan (“Incentive Compensation Adjusted Revenue”) (30%); Adjusted EBITDA for the incentive plan (“Incentive Compensation Adjusted EBITDA”) (30%); and connected users (15%). Incentive Compensation Adjusted Revenue, for these purposes, is a different metric than revenue used elsewhere in this prospectus, primarily resulting from additional adjustments determined by management, including the effect on the timing of recognition of revenue from inactive credit of our users following the change to our terms of service in 2010 and excluding the net impact of foreign exchange hedging instruments. Incentive Compensation Adjusted EBITDA, for these purposes, is a different metric than the Adjusted EBITDA described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adjusted EBITDA,” primarily resulting from additional adjustments determined by management, including certain relocation and severance payments to employees, and the effect on the timing of recognition of revenue from inactive credit of our users following the change to our terms of service in 2010 and certain components of bad debt expense. Connected users, for these purposes, is calculated differently from the calculation of connected users used elsewhere in this prospectus because it reflects the number of connected users who logged in during the last month of the performance period, and subject to a minimum level of user engagement, instead of the average monthly connected users for three month periods.

In addition, in 2010, no short-term cash incentive was payable if the minimum threshold goal established for Incentive Compensation Adjusted EBITDA had not been met, whereas, in 2009, the gating metric was a minimum level of operating profit threshold. The 2010 performance measures were determined based on comprehensive discussions between our former Chief Executive Officer, former Chief Financial Officer (Ms. Shesgreen) and input and guidance from Towers Watson and were approved by our Compensation Committee. We believe these performance measures are appropriate for our executives as they capture short- and intermediate-term results, including our continued growth trajectory, and provide a balanced measure of our performance. For our named executive officers, performance against the Incentive Compensation Adjusted Revenue and Incentive Compensation Adjusted EBITDA goals was based on actual results, without restating for the effects of foreign exchange. The amounts stated in the charts below are based on actual results, without results being restated to our budget constant currency rates.

The individual component of the 2010 short-term cash incentive was determined by the individual to whom the named executive officer reports (or for our former Chief Executive Officer, by the Compensation Committee), taking into account achievement against company-aligned personal objectives, which were reviewed and pre-approved by the Compensation Committee. For the period January 1, 2010 through June 30, 2010, the percentage of the individual component assigned to the level of individual achievement was at the discretion of the individual to whom the named executive officer reports. For the period July 1, 2010 through December 31, 2010, the percentage of the individual component assigned to the level of individual achievement was pre-determined by the Company, with each rating level assigned a designated payout level of between 0% and 150% of the total individual component of the short-term cash incentive. For 2010, individual goals for our named executive officers consisted of several criteria, none of which were individually weighted. Such goals included the following:

•

For our former Chief Financial and Administration Officer (Mr. Dillon): delivering financial and strategic leadership, leading the public company roadmap activity, developing a scaleable strategic and integrated corporate development framework and completing the successful separation and implementation of new finance, information technology and human resource systems infrastructure to scale and grow Skype globally.

•

For our Chief Legal and Regulatory Officer (Mr. Goldman): developing and presenting the Skype Global long-term intellectual property strategy, developing a standardized framework for supporting successful business development activity and establishing a long-term plan for continuing to improve intelligence community linkages and key relationships;

•

For our Vice President and General Manager for Skype Enterprise (Mr. Gurlé): attaining targeted performance measures on revenue delivery and Skype Connect uptake, building the critical platforms to scale and grow Skype Enterprise business and delivering on critical talent hiring plans;

•

For our Vice President and General Manager for Consumer (Mr. Stevens): attaining targeted performance measures on revenue delivery and paying customers, defending and growing our paying customer network, improving Net Promoter Scores through product improvement and customer product awareness and delivering on critical talent hiring plans;

•

For our former Chief Executive Officer (Mr. Silverman): attaining targeted performance measures on revenue, EBITDA and Connected Users, building a world class executive team and delivering on key products and strategic partnerships; and

•

For our former Chief Financial Officer and current Vice President for Finance (Ms. Shesgreen): delivering high quality financial and customer insight information to enable business decision-making and successful support of key strategic business initiatives, including separation requirements that would enable Skype globally to scale and grow.

The plan also provides for an adjustment to the individual component based on the level of Incentive Compensation Adjusted EBITDA obtained for the performance year (after bonus costs). In the event that the level of Incentive Compensation Adjusted EBITDA achieved was at or below target, but above threshold, the individual performance component for all participants, including our named executive officers, would have been reduced by multiplying the individual component by a multiplier ranging from 1.0 to 0.8 (determined linearly based on a straight line interpolation between target and threshold amounts). In the event that the level of Incentive Compensation Adjusted EBITDA achieved was above target, but less than maximum, an additional short-term cash incentive pool would be funded based on the aggregate individual performance component of all participants multiplied by 1.0 to 1.2 (determined linearly based on a straight line interpolation between target and maximum amounts) less the aggregate individual performance component of all participants at target. Such additional amount would then be allocated among certain participants in the plan as determined by the Company. Although a discretionary incentive pool was funded for 2010, none of our named executive officers received an allocation from this discretionary incentive pool in 2010.

For 2010, short-term cash incentives were paid on a semi-annual basis for all executives other than our former Chief Financial and Administration Officer (Mr. Dillon), who was paid on an annual basis. Our current Chief Executive Officer was not eligible for a short-term cash incentive for 2010. Actual performance for our former Chief Financial and Administration Officer (Mr. Dillon) was measured at the end of the year to determine the aggregate payout amount, pro-rated for the portion of 2010 following the commencement of his employment. In addition, the short-term cash incentive for our former Chief Executive Officer was pro-rated for the portion of 2010 preceding his separation. For 2011, our Compensation Committee has determined that a semi-annual performance period will be applied for all our named executive officers, including the Chief Executive Officer and new Chief Financial Officer (Mr. Chadwick), to achieve greater consistency in the administration of the short-term cash incentive plan.

The amount by which the short-term cash incentive plan was funded for the named executive officers was determined based on the Company’s actual Incentive Compensation Adjusted EBITDA, Incentive Compensation Adjusted Revenue and connected users measured against the established goals for 2010. For the named executive officers, the Company established “threshold,” “target” and “maximum” achievement levels for each of the Incentive Compensation Adjusted EBITDA, Incentive Compensation Adjusted Revenue and connected users performance goals and determined that the amount funded for each of these performance goals would be 30% if the threshold goal were achieved, 100% if the target goal were achieved and 162.5% if the maximum goal were achieved. No payments are made where performance is below the threshold Incentive Compensation Adjusted EBITDA goal, even if the threshold goals established for Incentive Compensation Adjusted Revenue and connected users were met. At the time they are set, the performance goals are, to a large extent, uncertain to be achieved. The threshold goals can be characterized as “stretch but attainable” goals, meaning that, based on historical performance, although attainment of this performance level is uncertain, it can reasonably be anticipated that the threshold goal may be achieved, while the target and maximum goals represent increasingly challenging and aggressive levels of performance.

For the period January 1, 2010 through June 30, 2010, the minimum threshold goal established for Incentive Compensation Adjusted EBITDA was $88.3 million and we achieved actual Incentive Compensation Adjusted EBITDA of $107.2 million for such period. The table below summarizes the threshold, target and maximum goals established for the period January 1, 2010 through June 30, 2010 and the actual performance of the Company against each of the three performance goals:

		First Half 2010 Performance Range(1)
Performance Goals	Weighting (%)	Threshold	Target	Maximum	Actual First Half Amount	First Half Corporate Funding Percentage (%)
Incentive Compensation Adjusted EBITDA ($ in millions)	30	88.3	98.2	114.4	107.2	40
Incentive Compensation Adjusted Revenue ($ in millions)	30	408.0	423.5	443.0	398.3	0
Connected Users (in millions)	15	119.0	125.0	143.0	127.4	16

(1)	For performance between threshold and target goals or target and maximum goals, payout is determined linearly based on a straight line interpolation of the applicable payout range.

For the period July 1, 2010 through December 31, 2010, the minimum threshold goal established for Incentive Compensation Adjusted EBITDA was $120.8 million and we achieved actual Incentive Compensation Adjusted EBITDA of $136.9 million for such period. The table below summarizes the threshold, target and maximum goals established for the period July 1, 2010 through December 31, 2010 and the actual performance of the Company against each of the three performance goals:

		Second Half 2010 Performance Range(1)
Performance Goals	Weighting (%)	Threshold	Target	Maximum	Actual Second Half Amount	Second Half Corporate Funding Percentage (%)
Incentive Compensation Adjusted EBITDA ($ in millions)	30	120.8	134.3	158.2	136.9	32
Incentive Compensation Adjusted Revenue ($ in millions)	30	458.0	490.0	525.0	445.9	0
Connected Users (in millions)	15	133.0	140.0	160.0	153.5	21

(1)	For performance between threshold and target goals or target and maximum goals, payout is determined linearly based on a straight line interpolation of the applicable payout range.

For 2010, Messrs. Dillon and Silverman each had a target short-term cash incentive opportunity equal to 100% of his base salary; each of Messrs. Goldman and Stevens had a target short-term cash incentive opportunity equal to 50% of his base salary; and each of Mr. Gurlé and Ms. Shesgreen had a target short-term cash incentive opportunity equal to 45% of his or her base salary. The target short-term cash incentive opportunities of our named executive officers for 2010, other than Mr. Stevens and Ms. Shesgreen, were the result of arm’s length negotiation of their respective employment agreements at the time of their hiring (or, for Mr. Silverman, in connection with the Skype Acquisition). Mr. Stevens’ and Ms. Shesgreen’s target short-term cash incentive opportunities for 2010 were generally determined based on the bonus ranges and the compensation framework in place at the time of the Skype Acquisition. Mr. Bates was not eligible for a short-term cash incentive for 2010 because his employment commenced in the last quarter of 2010.

Based on the performance of each measure listed in the tables above and individual performance, the table below sets forth the short-term cash incentives for each named executive officer (as a percentage of eligible earnings and dollar amount) for 2010.

	2010 Annual Incentive Opportunity as a % of Eligible Earnings			January 1, 2010 – June 30, 2010 Actual Payout(1)		July 1, 2010 – December 31, 2010 Actual Payout(1)
	Threshold (%)	Target (%)	Maximum (%)	In $	As a % of Eligible Earnings	In $	As a % of Eligible Earnings
Adrian Dillon, Former Chief Financial and Administration Officer(2)	30.0	100.0	159.4	—	—	364,108	81.8
Neal Goldman, Chief Legal and Regulatory Officer(3)	15.0	50.0	79.7	—	—	88,193	39.2
David Gurlé, Vice President and General Manager for Skype Enterprise	13.5	45.0	72.4	60,039	36.7	50,057	29.7
Neil Stevens, Vice President and General Manager for Consumer	15.0	50.0	80.5	57,137	38.9	48,346	32.9
Laura Shesgreen, Vice President—Finance(4)	13.5	45.0	72.4	62,346	39.0	59,605	37.0

(1)	For the period beginning from his employment commencement date through December 31, 2010, total eligible earnings for Mr. Dillon were $445,385. For the period January 1, 2010 through June 30, 2010, total eligible earnings for Messrs. Gurlé and Stevens and Ms. Shesgreen were $163,454, $146,738 and $159,936, respectively, and for the period July 1, 2010 through December 31, 2010, total eligible earnings for Messrs. Goldman, Gurlé and Stevens and Ms. Shesgreen were $225,000, $168,813, $146,738 and $161,247, respectively. The amounts for Messrs. Gurlé and Stevens and Ms. Shesgreen were denominated in Singapore dollars, Pounds sterling and Euros and have been converted into U.S. dollars using the Average Singapore Dollars Conversion Rate, the Average Pounds Sterling Conversion Rate and the Average Euro Conversion Rate. The conversion rates were obtained from www.oanda.com.
(2)	Mr. Dillon’s 2010 short-term cash incentive was calculated on an annual basis. Since Mr. Dillon commenced employment on March 31, 2010, his short-term cash incentive for 2010 was pro-rated for the portion of 2010 following the commencement of his employment.
(3)	Mr. Goldman commenced employment on June 1, 2010 and therefore was not eligible to receive a short-term cash incentive for the period January 1, 2010 through June 30, 2010.
(4)	Ms. Shesgreen served as our Chief Financial Officer until March 31, 2010. Thereafter, she continued her employment as our Vice President of Finance.

Short-term cash incentives, if any, are generally paid within two months following the close of the performance period. To be eligible to receive payment of any semi-annual cash incentive, an executive must be employed for the full calendar quarter preceding the payout and, subject to local law restrictions, must be employed on the date of payment.

The Grants of Plan-Based Awards in 2010 table below shows the threshold, target and maximum aggregate annual cash incentives that each of our named executive officers was able to receive in 2010. The aggregate annual cash incentives actually earned by our named executive officers in 2010 are reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table below.

In 2010, the Compensation Committee adopted the 2011 Skype Bonus Plan, which modified the 2010 Skype Bonus Plan in a number of respects. Short-term incentives continue to be based on the achievement of corporate and individual performance objectives, although the weighting was changed such that, for 2011, 100% of the bonus funding is based on corporate performance and then allocated based on individual performance. The bonus payable can range from 0% to 225% of the executive’s target bonus, depending on Company performance (ranging from 0-150%) and the individual performance modifier subsequently applied (also varying from 0-150%). For 2011, the corporate performance measures that will determine the bonus pool funding are based on same three key metrics used in 2010 with the same weightings: Incentive Compensation Adjusted Revenue (40%); Incentive Compensation Adjusted EBITDA (40%); and connected users (20%). The executive’s individual share of the bonus pool is determined by the executive to whom the named executive officer reports (or for our current Chief Executive Officer by the Compensation Committee), taking into account achievement against company-aligned personal objectives, which are reviewed and pre-approved by the Compensation Committee. In addition, no bonus will be paid if a minimum Incentive Compensation Adjusted EBITDA threshold level established for the performance period is not met, similar to 2010. We believe that these performance measures continue to be appropriate for our named executive officers as they capture short- and intermediate-term results, including our continued growth trajectory, and provide a balanced measure of our performance. In 2011, for all employees, performance against the Incentive Compensation Adjusted Revenue goal will be measured based on actual results, restated to our budget constant currency rate, and the Incentive Compensation Adjusted EBITDA goal will be measured based on actual results, without restating for the effects of foreign exchange.

Long-Term Equity Incentives

We believe that long-term incentives are a critical component of our executive compensation program and our equity incentive plan is the primary vehicle for offering long-term incentives to our executives. While we do not have formal stock ownership guidelines for executive officers at this time, we believe that equity grants provide our executives, including our named executive officers, with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. Because employees profit from stock options only if the value of our shares increases relative to the stock option’s exercise price, we believe that stock options provide a meaningful incentive to employees to build shareholder value by achieving increases in the value of our shares over time. In addition, the vesting features of our equity grants, described in more detail below, contribute to executive retention by providing an incentive to our executives to remain in our employ during the vesting period and also provide a meaningful incentive to employees to build shareholder value since a portion of the grants to named executive officers and most of our other employees vest based on our Initial Equity Investors’ (as defined below) return on their initial investment in connection with the Skype Acquisition. For these reasons, we currently use stock options to provide long-term equity incentives to our employees. “Initial Equity Investors” means Andreessen Horowitz Fund I, L.P., CPP Investment Board Private Holdings Inc., Silver Lake Partners III Cayman (AIV III), L.P., Silver Lake Technology Investors III Cayman, L.P., SLP Springboard Co-Invest, L.P., Charleston Investment Holdings Limited, Shearwater Investment Holdings Limited, Fitchberg Corp. and Joltid Limited. eBay International AG is not treated as an Initial Equity Investor.

Following the Skype Acquisition, we adopted the Skype Equity Incentive Plan, under which employees, directors, service providers and consultants are eligible to receive equity based compensation awards in the form of options to acquire beneficial ownership of the ordinary shares of Skype Global. Stock options are granted with an exercise price that is at least equal to the fair market value of our ordinary shares on the grant date, as determined by our Compensation Committee after taking into account a variety of factors, including the most recent valuation report prepared by an independent third-party appraiser selected by Skype Global, vest based on the passage of time and/or the achievement of investor return thresholds and expire after ten years. A maximum of              ordinary shares of Skype Global are available to be subject to stock options granted under the Skype Equity Incentive Plan. As of the date of this prospectus, stock options to purchase              ordinary shares of Skype Global are outstanding and              ordinary shares of Skype Global remain available for grant. The Compensation Committee has the authority to determine the terms of any specific stock option grant, including the vesting provisions, which may vary from the default provisions set forth in the Skype Equity Incentive Plan, which are described below.

Stock options that vest based on the passage of time, referred to as time-based stock options, generally vest over five years and become exercisable as to 20% of the shares on the first anniversary of the grant date (or such other date determined by the Compensation Committee) with the remainder vesting and becoming exercisable in equal monthly installments of 1.6667%, subject to the optionholder’s continued employment through each vesting date. If a change in control (as defined in the Shareholders Agreement, as set forth in more detail under “—Summary Compensation Table—Potential Payments on Termination and Change in Control”) occurs, the time-based stock options will continue to vest based on the specified schedule, but in no event will less than two-thirds of the shares subject to the unvested portion of the optionholder’s outstanding time-based stock option as of the date of the change in control vest and be exercisable by the first anniversary of the change in control, and all of such stock options will be fully vested and exercisable by the second anniversary of the change in control. In addition, time-based stock options will be fully vested and exercisable if, during the two-year period following a change in control, the optionholder’s service terminates on account of an involuntary termination (including a termination without “cause” and, for our named executive officers, constructive termination) or on account of death or disability. The completion of this offering will not impact the vesting of time-based stock options, but will impact the vesting criteria applicable to the vesting of the performance-based stock options, as described below. Our current Chief Executive Officer has been provided with additional acceleration rights with respect to his time-based and performance-based stock options following a “corporate transaction.” The term “corporate transaction” means any of the following: (i) the occurrence of any merger or other corporate reorganization of Skype Global or the sale of ordinary shares of Skype Global held by the shareholders of Skype Global (excluding any public offering) in each case where the shareholders of Skype Global immediately prior to such transaction own, directly or indirectly, less than 50% of Skype Global (or surviving entity) after such transaction or (ii) the sale of all or substantially all of the consolidated assets of Skype Global and its subsidiaries to a person that is not affiliated with Skype Global or its shareholders. For more information regarding this acceleration, please see “—Employment Agreements; Severance and Change in Control Provisions—Change in Control” below.

Stock options that vest based on the achievement of investor return thresholds, referred to as performance-based stock options, generally vest and become exercisable based on the multiple of money return achieved upon the occurrence of an event that results, directly or indirectly, in the sale, transfer or other disposition of ordinary shares held by the Initial Equity Investors for cash. (For this purpose, eBay International AG is not treated as an Initial Equity Investor.) If a liquidity event occurs, the percentage of performance-based stock options that vests is calculated as the product of the percentage of shares sold by the Initial Equity Investors and a pre-determined percentage of the number of shares subject to the performance-based stock option based on the multiple of money return achieved by the Initial Equity Investors. The pre-determined percentage of the tranche of options eligible to vest in connection with this offering is based on the following schedule (with amounts between the multiples of money return below interpolated on a straight line basis):

Fully Diluted Multiple of Money Return	Cumulative Percentage of Individual Performance Award Vested
Less than 1.0x	0%
1.0x	22.7273%
1.5x	45.4545%
2.0x	68.1818%
2.5x	90.9091%
3.0x or greater	100%

In the event that the entire tranche of options eligible to vest does not vest at the time of the liquidity event as a result of the return achieved, the remaining stock options in such tranche will be forfeited. For example, if an employee holds a performance-based stock option to purchase 2,500 shares and the Initial Equity Investors sell 25% of their relevant shares within two years of the Skype Acquisition and achieve a 2.0x return (i.e., 2 times $255.52, or $511.04), 625 of the 2,500 ordinary shares would be eligible to vest (i.e., 25% of 2,500 shares) and 426 shares would vest (i.e., 68.1818% of 625 shares) and 199 shares would be forfeited (i.e., 31.82% of 625 shares).

A portion of the performance-based stock options will vest in connection with this offering based on the multiple of money return achieved by the Initial Equity Investors, as described above. The performance-based stock options that are not eligible to vest at the time of this offering will become eligible to vest on subsequent anniversaries of the completion date of the original transaction that follows the end of the Initial Equity Investors’ lock-up period (but in no event later than six months following the end of the lock-up period) relating to this offering. At each eligible vesting date following an initial public offering or certain other corporate transactions, 20% of the shares subject to the original performance-based stock option will become eligible to vest on each such anniversary (with a catch-up for tranches that would have vested had the performance-based stock option vested 20% annually from the grant date). The total percentage of performance-based stock options that actually vest will be based on the Initial Equity Investors’ multiple of money return, calculated using the 90-day average trading stock price prior to such anniversary, and the applicable vesting schedule set forth in the Skype Equity Incentive Plan. In addition, a portion of the performance-based stock options may vest if the optionholder’s service is involuntarily terminated (including, for our named executive officers, a constructive termination), with the Initial Equity Investors being deemed to have sold all of their ordinary shares for cash equal to the fair market value of the ordinary shares at such time with performance measured against the vesting schedule for liquidity events on or after the third anniversary of the Skype Acquisition. For more information regarding the compensation based expense related to performance-based stock options vesting on account of this offering, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations—Operating Expenses—General and Administrative.” For a description of the impact of the corporate reorganization on stock options issued under the Skype Equity Incentive Plan, please see “Corporate Reorganization.”

In the event of an optionholder’s termination, vested stock options will remain exercisable (but not beyond the stated term of the option) for one year following the date of the optionholder’s termination due to death, disability or termination by the Company without “cause” (including, for our named executive officers, constructive termination), or for 90 days following the optionholder’s voluntary termination. All stock options, whether vested or unvested, will be forfeited in the event of an optionholder’s termination by the Company for cause. In addition, all unvested stock options will be forfeited in the event of an optionholder’s termination for any reason; provided, however, that Messrs. Bates and Goldman receive additional accelerated vesting of time-based stock options as described in “—Summary Compensation Table—Potential Payments upon Termination or Change in Control” below.

Our Compensation Committee granted stock options to employees, including Mr. Stevens and Ms. Shesgreen, in December 2009 and granted stock options to our other named executive officers in 2010, as described below. The Compensation Committee generally intends to make grants of stock options on a quarterly basis in connection with new hires or promotions of employees, for retention purposes or for other circumstances recommended by management. The nominees and grant size are typically based on the recommendations of our Chief Executive Officer and reflect a number of key factors and criteria, none of which are dispositive or individually weighted, including the seniority of the individual, their role and contribution to the growth and success of our business, their past performance and future potential, as applicable, and the importance of recruiting and retaining key skills within the organization going forward. In addition, for grants made in December 2009, as well as grants made to our former Chief Executive Officer, we reviewed the historic eBay equity grants received by our employees prior to the Skype Acquisition and the value of unvested eBay equity awards held by employees of the Skype Companies forfeited as a result of the Skype Acquisition. We also took into account the nature of our equity program design and limited liquidity of the stock options granted.

In 2010, in connection with the execution of his new employment agreement on February 22, 2010, Mr. Silverman was granted stock options to purchase 86,301 ordinary shares, of which 40% were time-based stock options and 60% were performance-based stock options, with an exercise price of $255.52 per share. For a discussion of the treatment of Mr. Silverman’s stock options in connection with his separation, please see “—Summary Compensation Table—Potential Payments upon Termination or Change in Control—Chief Executive Officer Separation” below. In connection with their hiring in 2010, the Compensation Committee granted Messrs. Bates, Dillon, Goldman and Gurlé stock options to purchase 130,000, 35,109, 17,500 and 6,472 ordinary shares, respectively, of which 40% are time-based stock options and 60% are performance-based stock options. Mr. Bates’ stock options were granted with an exercise price equal to $330.88 per share and Mr. Dillon’s, Goldman’s and Gurlé’s stock options were granted with an exercise price equal to $255.52 per share. In addition, in recognition of their leadership support through the process to change our Chief Executive Officer in late 2010, Messrs. Dillon and Goldman each received an additional grant of stock options to purchase 2,000 ordinary shares, of which 40% are time-based stock options and 60% are performance-based stock options, with an exercise price equal to $330.88 per share. For additional information regarding the stock options granted to our named executive officers in 2010, please see “—Summary Compensation Table—2010 Grants of Plan-Based Awards” below. For a discussion of the treatment of Mr. Dillon’s stock options in connection with his separation, please see “—Summary Compensation Table—Potential Payments upon Termination or Change in Control—Chief Financial and Administration Officer Separation” below. In connection with his hiring in 2011, the Compensation Committee granted Mr. Chadwick stock options to purchase 22,500 ordinary shares, of which 40% are time-based stock options and 60% are performance-based stock options. Mr. Chadwick’s options were granted with an exercise price equal to $340.07 per share.

Following the completion of this offering, our employees, including our named executive officers, may be eligible to receive equity-based awards pursuant to a new equity incentive plan, which the board of directors is considering adopting prior to the completion of this offering, subject to the approval of our shareholders.

Other Benefits and Perquisites

We also maintain employee benefit programs for our named executive officers and other employees. Our named executive officers may participate in our employee retirement and health and welfare benefits, including medical, dental and vision coverage and life and long-term disability insurance, as applicable, on the same basis as all of the other employees in their local jurisdiction, subject to satisfying any eligibility requirements and applicable local law. Our named executive officers that are benefit-eligible in the United States are eligible to participate, on the same basis as all our benefit-eligible U.S.-based employees, in a tax-qualified retirement savings plan that we sponsor in the United States that provides a cost-effective retirement benefit for all benefit-eligible U.S.-based employees. The Skype Inc. 401(k) plan allows an eligible employee to defer up to 50% of his or her eligible compensation (up to the limits set by the Internal Revenue Service). Skype Inc. makes fully-vested matching contributions to the 401(k) plan equal to 100% of an employee’s contributions, up to 4% of the employee’s eligible compensation. In addition, certain of our named executive officers are eligible to participate in retirement plans sponsored by us in a non-United States jurisdiction on the same basis as other employees in that jurisdiction and Mr. Stevens receives contractual retirement benefits under the terms of his offer letter with S Technologies Limited. We do not currently provide employees, including our named executive officers, with the opportunity to defer any compensation in excess of the amounts that are legally permitted to be deferred under Skype Inc.’s 401(k) plan and our other retirement plans. In addition, in connection with the negotiation of their employment agreements in connection with their hiring, Messrs. Bates and Dillon received reimbursement of certain legal expenses, as determined by the Compensation Committee. In addition, Mr. Silverman received reimbursement of certain legal expenses in connection with the negotiation of his employment agreement.

The Company’s global business needs require it on occasion to temporarily relocate certain employees with special or unique skills to countries where those skills may not be available. To meet this need, we maintain a general expatriate policy under which employees sent on expatriate assignments may receive payments to cover certain expenses, including housing, relocation, living and travel expenses, reimbursement of certain expenses in connection with repatriation, tax preparation and financial planning services and travel to and from the home country. In certain cases, we may make tax equalization payments or reimbursements for expatriates to ensure that their assignment is tax neutral to the employee. These benefits are provided in recognition of the high cost of living in Luxembourg, where our employees have historically been assigned. In addition, Messrs. Bates, Goldman and Gurlé participate (and Messrs. Dillon and Silverman formerly participated) in an assignee health care program through Cigna International, in connection with their assignment or transfer. The total estimated cost of the expatriate benefits provided to our named executive officers in 2010 is described in further detail below under “—Summary Compensation Table.”

We do not have a formal perquisite policy, but provide perquisites for our employees in locales where there is a local legal requirement or a recognized market practice among our competitors to provide such perquisites. We do not emphasize special perquisites for our named executive officers, although the Compensation

Committee may periodically review perquisites for our executive officers, particularly in the context of new employment agreements. We currently provide extremely limited special perquisites that constitute a small component of total compensation for each named executive officer and we believe that the perquisites currently offered are reasonable in comparison to those typically provided by peer companies. The perquisites provided to our named executive officers in 2010 are described in further detail below under “—Summary Compensation Table.”

For more information regarding other benefits and perquisites, please see “—Summary Compensation Table” and the accompanying footnotes below.

Management Co-Invest Program

In early 2010, certain members of our senior management (including Messrs. Silverman, Dillon, Gurlé and Stevens and Ms. Shesgreen) acquired beneficial ownership of shares of Skype Global by paying a portion of the purchase price using the proceeds of a full recourse loan from Skype Technologies. These loans, including interest, were repaid on August 6, 2010. The table below provides details of these loans for our executive officers. In consideration of the redemption of these loans, Messrs. Silverman, Dillon, Gurlé and Stevens and Ms. Shesgreen who repaid a portion of their respective loans by transferring beneficial ownership of shares of Skype Global to Skype Technologies were issued fully-vested stock options under the Skype Equity Incentive Plan on August 9, 2010 to purchase 3,860, 3,860, 1,090, 580 and 770 ordinary shares, respectively, with an exercise price equal to $259.17 per share. The table below sets forth the amount of the loan for each of the named executive officers, the amount repaid and the interest rate payable.

Employee name	Original Loan Amount ($)	Amount Repaid ($)	Interest rate payable (%)
Joshua Silverman	999,935	1,002,365	0.61-0.67
Adrian Dillon	999,935	1,002,365	0.61-0.67
Laura Shesgreen	199,306	200,771	2.00
David Gurlé	279,369	284,996	5.38
Neil Stevens	149,905	152,188	4.00-4.75

For more information regarding the management co-invest program, please see “—Certain Relationships and Related Party Transactions—Management Loans and Related Option Issuances” below.

In connection with the commencement of his employment with Skype Inc., Mr. Bates acquired beneficial ownership of 1,510 ordinary shares for $330.88 per share, the maximum number of ordinary shares he was able to purchase, for an aggregate purchase price of $499,629. In connection with the commencement of his employment with Skype Inc., Mr. Chadwick acquired beneficial ownership of 590 ordinary shares for $340.07 per share, the maximum number of ordinary shares he was able to purchase, for an aggregate purchase price of $200,641.

The equity ownership of our named executive officers is set forth in the beneficial ownership table in “Principal and Selling Shareholders.”

Skype Acquisition-Related Payments

Prior to the Skype Acquisition, our executive officers and certain other employees who were employed by the Skype Companies prior to the Skype Acquisition received grants of stock options and restricted stock units under equity incentive plans maintained by eBay. The Skype Acquisition was treated as a termination of employment for purposes of the eBay equity incentive plans, which generally resulted in the forfeiture of unvested eBay equity awards held by employees of the Skype Companies. Equity awards held by Mr. Silverman and Ms. Shesgreen that would have vested during the 12-month period following the Skype Acquisition were vested as of the date of the Skype Acquisition. Vested eBay stock options remained exercisable for a period of three months from the date of the Skype Acquisition (or, if shorter, for a period ending on the stated expiration date of the stock option) and, if not exercised within that period, were cancelled. Other than certain eBay stock options held by Mr. Silverman, all eBay equity awards held by Mr. Silverman and Ms. Shesgreen were either vested, exercised or cancelled in 2009. For more information regarding the value realized as a result of the exercise of eBay stock options by Mr. Silverman in 2010, please see “—Summary Compensation Table—Options Exercised and Stock Vested in 2010” below.

In connection with the Skype Acquisition, eBay implemented a retention bonus plan to reward the past service of certain employees of the Skype Companies, to secure their continued service and to ensure their continued dedication and objectivity through and after the Skype Acquisition without being concerned as to whether such employees might be hindered or distracted by personal uncertainties or risks created by the Skype Acquisition. Under the retention bonus plan, executives were eligible to receive a fixed retention payment within 30 days following the first anniversary of the completion of the Skype Acquisition, subject to their continued service through such date. The retention bonuses paid to our named executive officers in 2010 were $2,000,000, $750,000 and $39,148 (based on the exchange rate in effect at the time of payment) for Mr. Silverman, Ms. Shesgreen and Mr. Stevens, respectively. Mr. Silverman’s retention bonus was paid in connection with his separation in September 2010, and Mr. Stevens and Ms. Shesgreen received their retention bonuses in December and November 2010, respectively.

Employment Agreements; Severance and Change in Control Provisions

Employment Agreements

We have employment agreements with each of our named executive officers setting forth the terms and conditions of their employment with us, which we believe provide a total compensation package competitive with the package offered by companies with whom we compete for executive talent. Messrs. Bates and Goldman have been seconded to Skype Communications S.à r.l. for an indefinite period. For more information regarding the terms and conditions of our named executive officers’ employment, please see the narrative following the Grants of Plan-Based Awards in 2010 table below.

The employment agreements provide for severance and other benefits or require that we provide the executive with advanced notice of termination, as applicable, which are designed to provide economic protection so that an executive can remain focused on our business without undue personal concern in the event that his or her position is eliminated or, in some cases, significantly altered by the Company, which is particularly important in light of the executives’ leadership roles at the Company. The Compensation Committee believes that providing severance or similar benefits is common among similarly situated companies and remains essential to recruiting and retaining key executives, which is a fundamental objective of our executive compensation program. For more information regarding the potential payments and benefits that would be provided to our named executive officers in connection with a termination of employment or a change in control on December 31, 2010, please see “—Summary Compensation Table—Potential Payments upon Termination or Change in Control” below.

Employment Agreement with Mr. Chadwick

Effective as of April 7, 2011, Mr. Chadwick entered into an employment agreement with Skype Inc. providing for his employment as of March 19, 2011 as Chief Financial Officer of Skype Global’s entire group of businesses.

The employment agreement has an initial term of three years, which commenced on March 19, 2011, and renews automatically for successive one-year periods thereafter, unless either party provides sixty days’ written notice prior to the expiration of the initial term or each successive renewal term. The employment agreement provides Mr. Chadwick with a minimum base salary of $600,000, which will be reviewed for increase no less frequently than annually. The employment agreement also provides Mr. Chadwick with a discretionary bonus upon the achievement of objective performance criteria, with a target annual bonus equal to 50% of his annual base salary, provided that the annual bonus for 2011 will be no less than 50% of his base salary, pro-rated for the partial year as a result of commencing employment after January 1, 2011. In connection with his hiring, Mr. Chadwick received a sign-on stock option grant to purchase 22,500 ordinary shares, of which 40% are time-based stock options and 60% are performance-based stock options. Mr. Chadwick’s options were granted with an exercise price equal to $340.07 per share.

Mr. Chadwick’s agreement provides for severance benefits payable in the event of his termination under certain circumstances, subject to the execution of a general release of claims. If his employment is terminated without “cause,” or if he resigns for “good reason” (in either case as defined in his agreement, as set forth in more detail below), he will be paid severance in an amount equal to two times the sum of his annual base salary (as in effect on the date of termination) and target bonus. The severance amount is payable in equal installments in accordance with our regular payroll practices over the 12-month period commencing on the sixtieth day after the termination date. In the event Mr. Chadwick is asked to relocate and we are unable to agree with Mr. Chadwick on a mutually acceptable new location or relocation package, or if Mr. Chadwick refuses to relocate (any such event, a “Relocation Reason”), Mr. Chadwick or Skype Inc. may terminate Mr. Chadwick’s employment, and Mr. Chadwick will receive and severance in an amount equal to one times the sum of his annual base salary (as in effect as of the date of termination) and his target bonus. The severance amount is payable in equal installments in accordance with our regular payroll practices over the 12-month period commencing on the sixtieth day after the termination date.

In connection with a termination without “cause” or for “good reason,” or in the event of a termination for a Relocation Reason or by reason of death or disability, Mr. Chadwick will be eligible for a target bonus for the year of termination, based on actual results, and pro-rated for the portion of the fiscal year he was employed through the effective date of termination, payable in the calendar year following such termination at such time bonuses are paid to Skype Inc.’s other senior executives; provided, however, that if the annual bonus is paid on a semi-annual basis, the pro-rata bonus payment will be the bonus for the performance period in which such termination occurs, based on actual results for the performance period in which the termination occurs, and the portion of the performance period Mr. Chadwick was employed through the termination date, and will be payable at the time bonuses are paid to Skype Inc.’s other senior executives.

Mr. Chadwick’s agreement provides that if his employment is terminated without “cause” or if he resigns for “good reason,” any time-vested options that would have become vested had he remained employed with Skype Inc. for the 24-month period following the date of termination will become vested as of the date of termination. Mr. Chadwick’s agreement also provides that if his employment is terminated for a Relocation Reason, any time-vested options that would have become vested had he remained employed with us for the 12-month period following the date of termination will become vested as of the date of termination and, further, if the termination for a Relocation Reason occurs during the 12-month period immediately following March 19, 2011, Mr. Chadwick will receive pro-rata vesting of the first year tranche of any outstanding time-vested options.

For purposes of Mr. Chadwick’s offer letter, subject to compliance with specified procedures, and any applicable cure rights, (A) “cause” means the termination of Mr. Chadwick’s employment with Skype Inc. on account of: (i) Mr. Chadwick’s failure to attempt in good faith to perform his duties under the employment agreement (other than by reason of illness or disability); (ii) Mr. Chadwick’s indictment for, conviction of, or plea of no contest to, a felony or his indictment for, conviction of, or plea of no contest to, any other crime involving moral turpitude or his indictment for or conviction of a material dishonest act or fraud against Skype Inc. or any of its affiliates; (iii) any act or omission by Mr. Chadwick that is the result of his misconduct or gross negligence and that is, or may reasonably be expected to be, materially injurious to the financial condition, business or reputation of Skype Inc. or any of its affiliates; or (iv) Mr. Chadwick’s material breach of any material provision of the employment agreement or willful breach of any of Skype Inc’s written code of conduct, code of ethics or any other written policy or a material breach by Mr. Chadwick of a fiduciary duty or responsibility to Skype Inc. and its affiliates and (B) “good reason” means Mr. Chadwick’s termination of employment on account of (i) a material diminution in Mr. Chadwick’s base salary or target annual bonus opportunity, other than a decrease of less than 10% that applies to employees of Skype Inc. and its affiliates generally; (ii) a material diminution in Mr. Chadwick’s authorities, duties or responsibilities; (iii) requiring Mr. Chadwick to report to another person other than the Chief Executive Officer of Skype Global’s entire group of businesses; (iv) a material breach by Skype Inc. or Skype Global of any material term of the employment agreement, equity award agreement or any other written agreement between Skype Inc. or Skype Global and Mr. Chadwick; or (v) the relocation of Mr. Chadwick’s principal place of employment more than 50 miles from Mr. Chadwick’s principal place of employment (other than a relocation to a new location outside the United States requested by Skype Inc.).

The employment agreement generally, and subject to certain exceptions, provides that, during Mr. Chadwick’s employment, and for a period of one year following termination, whether voluntary or involuntary, Mr. Chadwick will not (i) compete with Skype Inc. or its affiliates, (ii) hire or attempt to hire any person who is or was, during the six months prior to his termination, an employee of Skype Inc. or (iii) solicit any business partner, vendor or client of Skype Inc. In addition, during Mr. Chadwick’s employment and for five years following termination, Skype Inc. and Mr. Chadwick have mutually agreed not to disparage one another.

In addition, Mr. Chadwick’s employment agreement provides that Skype Management, L.P.’s right to repurchase ordinary shares subject to the time-based stock options and the performance-based stock options during the 12-month period following the date of termination will be suspended and deferred until the 12-month period commencing on the first anniversary of the date of termination will be suspended and deferred until the 12-month period commencing on the first anniversary of the date of termination so long as Mr. Chadwick (i) reasonably cooperates with Skype Global in facilitating Skype Global’s transition to a new chief financial officer and (ii) does not engage in any conduct intended or that a reasonable person in a like position and under like circumstances could expect to cause meaningful harm to Skype Global and its subsidiaries; provided, however, that this repurchase right will terminate upon the completion of this offering.

Payments and Benefits in Connection with Mr. Silverman’s Separation

On February 22, 2010, Mr. Silverman entered into a new employment agreement with Skype Inc., effective as of November 19, 2009, the date of the Skype Acquisition. Prior to Mr. Silverman’s separation on September 30, 2010, his new employment agreement provided for his continued employment as Chief Executive Officer of Skype Global’s entire group of businesses and his continued service as a member of the board of directors of Skype Global. In connection with his separation, Mr. Silverman received the payments and benefits provided for in his new employment agreement, as modified by the terms of his separation agreement and release. A description of such payments and benefits is included under “—Summary Compensation Table—Potential Payments upon Termination or Change in Control—Chief Executive Officer Separation” below.

Payments and Benefits in Connection with Mr. Dillon’s Separation

On March 3, 2010, Mr. Dillon entered into an employment agreement with Skype Inc., effective as of March 3, 2010. Prior to Mr. Dillon’s separation on March 15, 2011, his employment agreement provided for his employment as Chief Financial and Administration Officer of Skype Global’s entire group of businesses. In connection with his separation, Mr. Dillon received the payments and benefits provided for in his employment agreement, as modified by the terms of his separation agreement and release. A description of such payments and benefits is included under “—Summary Compensation Table—Potential Payments upon Termination or Change in Control—Chief Financial and Administration Officer Separation” below.

Change in Control Provisions

The prospect of a change in control of the Company can cause significant distraction and uncertainty for executive officers and, accordingly, the Compensation Committee believes that appropriate change in control provisions in employment agreements and/or equity award agreements are important tools for aligning executives’ interests in change in control transactions with those of our stockholders by allowing our executive officers to focus on strategic transactions that may be in the best interest of our stockholders without undue concern regarding the effect of such transactions on their continued employment.

Accordingly, as described in “—Components of Executive Compensation—Long-Term Equity Incentives” above and “—Summary Compensation Table—Potential Payments on Termination and Change in Control” below, upon a change in control, time-based stock options granted under the Skype Equity Incentive Plan will continue to vest based on the specified schedule, but in no event will less than two-thirds of the shares subject to the unvested portion of the optionholder’s outstanding time-based stock option as of the date of the change in control vest and be exercisable by the first anniversary of the change in control, and all of such stock options will become fully vested and exercisable by the second anniversary of the change in control. In addition, time-based stock options will be fully vested and exercisable if, during the two-year period following a change in control, the optionholder’s service terminates on account of an involuntary termination (including a termination without “cause” and, for our named executive officers, constructive termination) or on account of death or disability. Additionally, where a change in control transaction constitutes a liquidity event pursuant to which the Initial Equity Investors sell all or a portion of their ordinary shares for cash, a pre-determined percentage (ranging from 22.7273% for a one-time multiple of money return up to 100% for a three-time, four-time, or five-time multiple of money return, depending on the timing of the liquidity event) of the performance-based options will vest.

In addition, Mr. Bates’ employment agreement provides that upon a “corporate transaction” (as defined in his employment agreement, as set forth in more detail above under “—Components of Executive Compensation—Long-Term Equity Incentives”), any outstanding stock options or other equity awards held by him, which have not been previously forfeited prior to such change in control, will become immediately vested and, if applicable, exercisable. In addition, unless otherwise provided in the applicable stock option or other grant agreement, any outstanding performance-based awards (but excluding any portion of his performance-based stock options granted in connection with his hiring in 2010) will be deemed earned at the target level (or if no target level is specified, at the maximum level). Furthermore, Mr. Bates’ right to receive a cash payment equal to the difference between the fair market value of our ordinary shares over the strike price of $259.17 (up to a maximum spread of $71.71 per share) will also accelerate and become payable in full in the event of a corporate transaction.

In addition, the employment agreement for Mr. Bates provides for a tax gross-up payment for any “golden parachute” excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, as described below under “—Summary Compensation Table—Potential Payments upon Termination or Change in Control.” We believe that providing this tax gross-up protection ensures that the executive receives the benefits that we have determined to be appropriate, notwithstanding the possible imposition of the excise tax, which can have a disparate impact on similarly situated executives.

For more information regarding the potential payments and benefits that would be provided to our continuing named executive officers in connection with a change in control on December 31, 2010, please see “—Summary Compensation Table—Potential Payments upon Termination or Change in Control” below.

Recoupment Policy

We currently do not have a recoupment policy to adjust or recover bonuses or incentive compensation paid to executive officers where such bonuses or payments were based on financial statements that were subsequently restated or otherwise amended in a manner that would have reduced the size of such bonuses or payments. Once we are publicly-traded, we will become subject to the recoupment requirements under Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable laws.

The employment agreements with Messrs. Bates and Chadwick provide that, in the event of a restatement of our financial statements, the board of directors has the right to recoup from the executive any portion of any bonus, with respect to Mr. Chadwick, or any incentive compensation, with respect to Mr. Bates, received with respect to the period for which such financial statements are or will be restated, regardless of whether the executive engaged in any misconduct or was at fault or responsible in any way for causing the restatement, if, as a result of such restatement, the executive would not have received such annual bonus or other compensation (or portion thereof). Amounts paid as an annual bonus or incentive compensation may not be recouped more than three years after such payment unless the executive engaged in any misconduct or was at fault or responsible in any way for causing the restatement, if as a result of such restatement, the executive would not have received the annual bonus or incentive compensation.

In addition, unless otherwise provided in the applicable stock option or other grant agreement, the Skype Equity Incentive Plan provides that if the executive violates the provisions of the restrictive covenants contained in the plan, at the discretion of our board of directors, any outstanding stock options may be terminated and ordinary shares or proceeds received from the exercise of a stock option may be rescinded (if such ordinary shares or proceeds were received within 18 months of a violation of the restrictive covenants). Mr. Bates’ employment agreement further provides that the recoupment provisions described above apply to stock options as well as other equity awards.

Stock Ownership Guidelines

Although as a private company we do not have formal stock ownership guidelines for our executive officers at this time, the Company intends to review the need for formal stock ownership guidelines in the future. The equity ownership of our named executive officers is set forth in the beneficial ownership table in “Principal and Selling Shareholders.”

Tax and Accounting Considerations

In making decisions about executive compensation, we take into account certain tax and accounting considerations. For example, we consider Sections 409A and 280G of the U.S. Internal Revenue Code of 1986, as amended. Section 409A, which governs the form and time of payment of deferred compensation, imposes additional significant taxes and penalties on a recipient of deferred compensation that does not comply with Section 409A. Section 280G also imposes additional significant taxes on recipients of payments or benefits in connection with a change in control that exceed certain limits, and we or our successor could lose a deduction on the amounts subject to the additional tax. The employment agreement with Mr. Bates provides that, if any payments or benefits are subject to the additional “golden parachute” excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, at any time following the completion of this offering, the payments will be grossed up so that he will not be affected by the excise tax. However, if the tax could be avoided by reducing the payments to Mr. Bates by less than 10%, the agreement provides for such a reduction. We also consider local tax implications for executives located in foreign jurisdictions in connection with their compensation arrangements.

As a private company, Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, does not currently apply to our compensation. After the consummation of this offering, however, Section 162(m) will limit the deductibility for U.S. federal income tax purposes of the annual compensation of our named executive officers (other than our chief financial officer) to $1,000,000 per individual unless the compensation plan and awards meet certain requirements. However, because we do not expect to be subject to U.S. federal income tax on a net income basis, we do not expect that Section 162(m), as applied to the compensation of our named executive officers (other than our chief financial officer), would affect our tax liability. As a result, we have not adopted a policy requiring that all compensation be deductible and our Compensation Committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is in the best long-term interests of our Company and our shareholders.

In making decisions about executive compensation, we also consider how various elements of compensation will affect our financial reporting. For example, we consider the impact of FASB Accounting Standards Codification Topic 718, “Compensation—Stock Compensation,” which requires us to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

Risk Considerations in our Compensation Program

We believe that the mix and design of the elements of our employee compensation policies and practices do not motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

The following tables set forth information concerning total compensation earned by or paid in 2010 to our (i) Chief Executive Officer, (ii) former Chief Executive Officer whose employment with us ceased effective September 30, 2010, (iii) our former Chief Financial and Administration Officer (Mr. Dillon), (iv) former Chief Financial Officer who currently serves as our Vice President of Finance (Ms. Shesgreen), (v) Chief Legal and Regulatory Officer, (vi) Vice President and General Manager for Skype Enterprise and (vii) Vice President and General Manager for Consumer. These officers are referred to as the “named executive officers.”

Immediately prior to the Skype Acquisition, as described above in “—Compensation Discussion & Analysis—Overview,” the Skype Companies were wholly owned by eBay and, accordingly, compensation for Mr. Silverman and Ms. Shesgreen, including equity awards, was paid by eBay or one of its direct or indirect subsidiaries (including the Skype Companies). The information in this prospectus for 2009 includes the compensation paid to them by eBay, or one of its direct or indirect subsidiaries, prior to the Skype Acquisition, and by the Skype Companies following the Skype Acquisition. None of Messrs. Bates, Dillon, Goldman, Gurlé and Stevens was a named executive officer prior to 2010. In accordance with SEC regulations, only compensation information for the fiscal year in which they became a named executive officer is reported in the Summary Compensation Table below.

The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of our becoming a publicly-traded company and the compensation program following this offering could vary significantly from our historical practices. Please see “—Compensation Discussion & Analysis” above for additional detail regarding our expected compensation philosophy and practices for future fiscal years.

Name & Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Options Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Anthony Bates	2010	156,923	1,000,000	—	18,402,540	—	361,728	19,921,191
Chief Executive Officer

Joshua Silverman	2010	520,000	2,000,000	—	11,482,950	—	5,023,664	19,026,614
Former Chief Executive Officer(7)	2009	439,423	—	3,112,340	473,422	275,243	1,042,605	5,343,033

Adrian Dillon	2010	445,385	—	—	5,261,475	364,108	244,237	6,315,205
Former Chief Financial and Administration Officer(8)

Laura Shesgreen	2010	321,183	750,000	—	95,942	121,951	21,509	1,310,585
Vice President—Finance(9)	2009	327,852	—	750,058	1,347,005	167,447	495,216	3,087,578

Neal Goldman	2010	257,885	—	—	2,524,831	88,193	82,491	2,953,400
Chief Legal and Regulatory Officer

David Gurlé	2010	332,267	124,775	—	898,701	110,096	84,520	1,550,359
Vice President and General Manager for Skype Enterprise(10)

Neil Stevens	2010	293,476	39,148	—	72,268	105,483	22,309	532,684
Vice President and General Manager for Consumer(11)

(1)

The salary amounts reported in this column for 2010 for Messrs. Bates, Silverman, Dillon, Goldman, Gurlé and Stevens and Ms. Shesgreen represent the base salary earned in 2010. Messrs. Bates, Goldman and Gurlé joined the Company in 2010 and have annual base salary rates of $850,000, $450,008, and S$460,000 ($337,626), respectively. Mr. Dillon joined the Company in 2010 and had an annual base salary rate of $600,000. Mr. Stevens and Ms. Shesgreen joined in Company in 2009 and 2007, respectively, and had annual base salary rates of £190,000 ($293,476) and €243,416 ($322,495) for the 2010 fiscal year. The salary amounts reported in this column for 2009 for Mr. Silverman and Ms. Shesgreen include amounts paid by eBay prior to the completion date of the Skype Acquisition and amounts paid by us following the completion date of the Skype Acquisition. As a result of changes in exchange rates for 2010, the amount reported in this column for Ms. Shesgreen in 2010 is lower than the amount reported in the same column for 2009, even though Ms. Shesgreen’s salary for 2010 when denominated in Euros was greater than in 2009.

(2)

The bonus amount reported in this column for Mr. Bates represent the $1,000,000 cash sign-on bonus he received in connection with his hiring. The bonus amounts reported in this column for Messrs. Silverman and Stevens and Ms. Shesgreen for 2010 represent the retention bonuses paid pursuant to the eBay retention bonus plan implemented in connection with the Skype Acquisition. For more information on the eBay retention bonus plan, please see “—Compensation Discussion & Analysis—Skype Acquisition-Related Payments.” The bonus amount reported in this column for Mr. Gurlé represents the S$170,000 ($124,775) he received in connection with his hiring. For more information on our named executive officers’ employment agreements, please see the narrative following the Grants of Plan-Based Awards in 2010 table below.

(3)

The amounts reported in this column for 2009 for Mr. Silverman and Ms. Shesgreen represent the grant date fair value of the restricted stock units granted under the eBay 2008 Equity Incentive Award Plan in 2009, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions, and the incremental fair value of eBay restricted stock units whose vesting was accelerated pursuant to the Skype Acquisition, calculated in accordance with FASB ASC Topic 718. For restricted stock units, that value is calculated by multiplying the closing price of eBay common stock on the grant date, or the date of vesting for any accelerated awards, multiplied by the number of units awarded, or vested, as the case may be. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used to calculate these values. Regardless of the value on the grant date, the actual value depended on the market value of eBay common stock on the date the award vested.

(4)

The amounts reported in this column for 2010 represent the aggregate grant date value of the performance-based stock options and time-based stock options granted under the Skype Equity Incentive Plan, calculated in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. For time-based stock options, that value is calculated by multiplying the Black-Scholes value by the number of shares subject to a stock option. For performance-based stock options, the value reported in the table is calculated by multiplying the estimated grant date fair value determined using the Monte Carlo simulation model by the total number of shares subject to the stock option. In connection with Mr. Silverman’s separation, Skype Inc. also agreed to accelerate the vesting of 6,904 of his outstanding time-based stock options and the incremental fair value attributable to such acceleration, computed as of the modification date in accordance with FASB ASC Topic 718, was equal to $829,014. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used to calculate these values. For 2009, the amounts reported in this column for Mr. Silverman and Ms. Shesgreen include the grant date fair value of stock options granted under the eBay Inc. 1999 Global Equity Incentive Plan and the eBay Inc. 2001 Equity Incentive Plan in 2009, the incremental fair value of eBay stock options whose vesting was accelerated pursuant to the Skype Acquisition, and, for Ms. Shesgreen, the grant date value of the performance-based stock options and time-based stock options granted under the Skype Equity Incentive Plan, calculated in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. Regardless of the value on the grant date, the actual value depends on the market value of Skype ordinary shares or eBay common stock on a date in the future when a stock option is exercised. All eBay stock options not vested as of the completion date of the Skype Acquisition, including a portion of the stock options granted in 2009, were forfeited and any vested eBay stock options remained exercisable for a period of three months from the completion date of the Skype Acquisition (or, if shorter, for a period ending on the stated expiration date of the stock option) after which any remaining unexercised stock option was cancelled.

(5)

The amounts reported in this column for 2010 represent the amounts earned or paid to our named executive officers under the 2010 Skype Bonus Plan and for 2009 include amounts earned or paid to Mr. Silverman and Ms. Shesgreen in 2009 under the 2009 Skype Bonus Plan prior to the completion date of the Skype Acquisition and amounts earned or paid by us following the completion date of the Skype Acquisition. For a discussion of the 2010 Skype Bonus Plan, please see “—Compensation Discussion & Analysis—Components of Executive Compensation—Short-Term Cash Incentives” above.

(6)	The amounts reported in this column include the cost of perquisites and other benefits received by our named executive officers.

Mr. Bates. In connection with his overseas assignment, Mr. Bates received expatriate assistance under the terms of our international temporary expatriate assignment policy, including certain relocation benefits, totaling $26,186 for 2010. Mr. Bates also received a $300,000 annual relocation allowance in connection with his overseas assignment. Mr. Bates also received tax and financial planning services in connection with the commencement of his employment in 2010, totaling $10,000, and was also reimbursed for legal expenses incurred in connection with the negotiation of his employment agreement in November 2010, totaling $25,542.

Mr. Silverman. In 2010, we made 401(k) matching contributions in the amount of $9,800 on behalf of Mr. Silverman. In connection with his overseas assignment and his repatriation to the United States in connection with his separation, Mr. Silverman received expatriate assistance under the terms of our international temporary expatriate assignment policy, including a monthly housing allowance, reimbursement for utilities and household goods, a transportation allowance, cost of living adjustment, home travel leave and educational assistance to assist while on assignment. For 2010, such expatriate assistance was coordinated by a third-party provider and the incremental cost to the Company totaled $335,796. In 2010, Mr. Silverman also received a tax equalization payment of $14,144 in connection with his overseas assignment and financial planning and tax preparation advice of $48,228 (including, $18,448 relating to tax preparation in connection with his separation). Mr. Silverman was also reimbursed for legal expenses incurred in connection with the negotiation of his new employment agreement in February 2010, a portion of the legal expenses relating to equity incentive and co-invest programs, and his separation agreement in September 2010, totaling $63,126. Mr. Silverman is also entitled to receive severance in the amount of $4,520,368 (representing $3,900,000 in severance, $134,204 in accrued but unused paid time off, and $486,164 for the pro-rata portion of his 2010 short-term cash incentive at target level) and health continuation benefits totaling $32,202. For more information on Mr. Silverman’s mutual termination and separation agreement, including a description of payments made in connection with his separation, please see “—Potential Payments on Termination and Change in Control—Chief Executive Officer Separation” below.

Mr. Dillon. In connection with his overseas assignment, Mr. Dillon received expatriate assistance under the terms of our international temporary expatriate assignment policy, including reimbursement of relocation costs and a monthly housing allowance to assist while on assignment. For 2010, such expatriate assistance was coordinated by a third-party provider and the incremental cost to the Company totaled $179,518. Mr. Dillon also received a one-time relocation allowance of $20,000 in connection with his overseas assignment. Mr. Dillon also received tax and financial planning services in connection with his overseas assignment, with an incremental cost to the Company of $23,945. Mr. Dillon was also reimbursed for legal expenses incurred in connection with the negotiation of his employment agreement in March 2010, totaling $20,774.

Ms. Shesgreen. In 2010, Ms. Shesgreen received perquisites totaling $21,509, which included commuting expenses, meal reimbursements, supplemental health insurance coverage, legal expenses and tax preparation benefits.

Mr. Goldman. In connection with his overseas assignment, Mr. Goldman received expatriate assistance under the terms of our international temporary expatriate assignment policy, including reimbursement of relocations costs and a monthly housing allowance to assist while on assignment. For 2010, such expatriate assistance was coordinated by a third-party provider and the incremental cost to the Company totaled $70,880. Mr. Goldman also received a one-time relocation allowance of $10,000 in connection with his overseas assignment. Mr. Goldman also received tax and financial planning services in connection with his overseas assignment, with an incremental cost to the Company of $1,611.

Mr. Gurlé. In connection with his overseas assignment, Mr. Gurlé received a relocation allowance, totaling $71,726, for 2010.

Mr. Stevens. In 2010, we made contractual retirement allowance payments to Mr. Stevens under his employment agreement in the amount of $22,309 (£14,443).

(7)

Effective as of September 30, 2010, Skype Inc. and Mr. Silverman entered into a mutual termination and separation agreement that superseded his employment agreement, except as otherwise set forth therein, which provided that Mr. Silverman’s employment as our Chief Executive Officer would cease as of September 30, 2010. A portion of the stock options granted to Mr. Silverman and reported in the column entitled Option Awards was forfeited in 2010 in connection with his separation. For more information on Mr. Silverman’s mutual termination and separation agreement, including a description of payments made in connection with his separation, please see “—Potential Payments on Termination and Change in Control—Chief Executive Officer Separation” below.

(8)

Effective as of March 15, 2011, Skype Inc. and Mr. Dillon entered into a mutual termination and separation agreement that superseded his employment agreement, except as otherwise set forth therein, which provided that Mr. Dillon’s employment as our Chief Financial and Administration Officer would cease as of March 15, 2011. A portion of the stock options granted to Mr. Dillon and reported in the column entitled Option Awards was forfeited in 2011 in connection with his separation. For more information on Mr. Dillon’s mutual termination and separation agreement, including a description of payments made in connection with his separation, please see “—Potential Payments on Termination and Change in Control—Chief Financial and Administration Officer Separation” below.

(9)

The amounts reported for 2010 in the columns entitled Salary, Non-Equity Incentive Plan Compensation and certain amounts included in All Other Compensation were paid to Ms. Shesgreen in 2010 in Euros and have been converted into U.S. dollars using the Average Euro Conversion Rate. The amount reported for 2010 in the column entitled Bonus was denominated in U.S. dollars. The amounts reported for 2009 in the columns entitled Salary, Bonus, Non-Equity Incentive Plan Compensation and certain amounts included in All Other Compensation were paid to Ms. Shesgreen in Euros and have been converted into U.S. dollars using an exchange rate of $1.3972/€1, which is the average of the average quarterly conversion rates for 2009 (with the average for the fourth quarter calculated as the average of the conversion rate prior to the Skype Acquisition and following the Skype Acquisition).

(10)

The amounts reported in the columns entitled Salary, Bonus, Non-Equity Incentive Plan Compensation and certain amounts included in All Other Compensation were paid to Mr. Gurlé in Singapore dollars and have been converted into U.S. dollars using the Average Singapore Dollar Conversion Rate. The amount reported for 2010 in the column entitled Bonus was denominated in U.S. dollars.

(11)

The amounts reported in the columns entitled Salary, Non-Equity Incentive Plan Compensation and certain amounts included in All Other Compensation were paid to Mr. Stevens in Pounds sterling and have been converted into U.S. dollars using the Average Pounds Sterling Conversion Rate. The amount reported for 2010 in the column entitled Bonus was denominated in U.S. dollars.

Grants of Plan-Based Awards in 2010

Skype Global granted non-equity incentive awards and share-based awards to certain of our named executive officers in 2010 under the 2010 Skype Bonus Plan and the Skype Equity Incentive Plan, respectively. The following table sets forth information about the non-equity incentive awards and equity-based awards granted by Skype Global to each of our named executive officers in 2010.

Name	Grant Date(3)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)				Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise Price of Option Awards ($/Sh)(5)	Grant Date Fair Value of Option Awards(6)
		Threshold(7) ($)	Target(7) ($)	Maximum(7) ($)		Threshold (#)	Target (#)	Maximum (#)
Anthony Bates(8)	10/26/2010	—	—	—		—	—	—	52,000	330.88	9,160,320
	10/26/2010	—	—	—		17,727	—	78,000	—	330.88	9,242,220
				9,322,300	(9)

Joshua Silverman(10)	2/22/2010	—	—	—		—	—	—	34,520	255.52	5,399,807
	2/22/2010	—	—	—		11,768	—	51,781	—	255.52	5,602,186
	8/9/2010	—	—	—		—	—	—	3,860	259.17	480,956
		145,849	486,164	790,016		—	—	—	—	—	—

Adrian Dillon(11)	4/26/2010	—	—	—		—	—	—	14,044	255.52	2,016,999
	4/26/2010	—	—	—		4,788	—	21,065	—	255.52	2,480,404
	8/9/2010	—	—	—		—	—	—	3,860	259.17	480,956
	10/26/2010	—	—	—		—	—	—	800	330.88	140,928
	10/26/2010	—	—	—		273	—	1,200	—	330.88	142,188
		133,615	445,385	723,751		—	—	—	—	—	—

Laura Shesgreen(12)	8/9/2010	—	—	—		—	—	—	770	259.17	95,942
		43,360	144,532	234,865		—	—	—	—	—	—

Neal Goldman(13)	6/10/2010	—	—	—		—	—	—	7,000	255.52	1,005,340
	6/10/2010	—	—	—		2,386	—	10,500	—	255.52	1,236,375
	10/26/2010	—	—	—		—	—	—	800	330.88	140,928
	10/26/2010	—	—	—		273	—	1,200	—	330.88	142,188
		33,750	112,500	182,812		—	—	—	—	—	—

David Gurlé(14)	3/3/2010	—	—	—		—	—	—	2,588	255.52	342,677
	3/3/2010	—	—	—		883	—	3,884	—	255.52	420,210
	8/9/2010	—	—	—		—	—	—	1,090	259.17	135,814
		44,856	149,520	242,970		—	—	—	—	—	—

Neil Stevens(15)	8/9/2010	—	—	—		—	—	—	580	259.17	72,268
		44,021	146,738	238,449		—	—	—	—	—	—

(1)

The awards reported in these columns are the award opportunities under the 2010 Skype Bonus Plan, which are expressed as percentages of base salary. The amounts reported represent the potential value of semi-annual cash incentives paid in August 2010 and February 2011 under the 2010 Skype Bonus Plan for each of the named executive officers, which were based 75% on corporate performance measured against the financial objectives of Incentive Compensation Adjusted Revenue, Incentive Compensation Adjusted EBITDA and connected users and 25% on individual performance relative to goals. For a discussion of the 2010 Skype Bonus Plan, please see “—Compensation Discussion & Analysis—Components of Executive Compensation—Short-Term Cash Incentives” above.

(2)

The stock options reported in these columns are performance-based stock options granted under the Skype Equity Incentive Plan. The amount reported under the column entitled “Threshold” represents the percentage of the shares subject to the performance-based stock option that would vest if the Initial Equity Investors sold all of their ordinary shares and achieved a multiple of money return of 1.0x, which would be 22.7273% of the shares subject to the performance-based stock option regardless of when the sale occurred. The amount reported under the column entitled “Maximum” represents the percentage of the shares subject to the performance-based stock option that would vest if the Initial Equity Investors sold all of their ordinary shares and achieved a multiple of money return that would result in 100% of the shares subject to the performance-based stock option becoming vested. The actual multiple of money return required to result in 100% of the shares subject to the performance-based stock option becoming vested is 3.0x if the liquidity event occurs prior to November 19, 2011, 4.0x if the liquidity event occurs between November 19, 2011 and November 19, 2012 and 5.0x if the liquidity event occurs after November 19, 2012. No amount is reported under the column entitled “Target” because no target amounts were set. For a discussion of the vesting of the performance-based stock options please see “—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives” above and “—Outstanding Equity Awards at December 31, 2010” below.

(3)

The performance criteria and potential payouts for awards made under the 2010 Skype Bonus Plan, reported in the columns labeled “Estimated Future Payouts Under Non-Equity Incentive Plan Awards,” were determined in the first quarter of 2010, except for Messrs.

Dillon and Goldman, whose performance goals were established in June and August 2010, respectively, in connection with the commencement of their employment. For a discussion of the 2010 Skype Bonus Plan, please see “—Compensation Discussion & Analysis—Components of Executive Compensation—Short-Term Cash Incentives” above.

(4)

The stock options reported in this column are time-based stock options. For a discussion of the vesting of the time-based stock options please see “—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives” above and “—Outstanding Equity Awards at December 31, 2010” below.

(5)

The exercise price for stock options granted in 2010 was determined by the Compensation Committee after taking into account a variety of factors, including the most recent valuation report prepared by an independent third-party appraiser selected by Skype Global.

(6)

The amounts reported in this column represent the grant date fair value of the stock options granted by Skype Global in 2010, calculated in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions used to calculate these values. Regardless of the value on the grant date, the actual value will depend on the market value of our ordinary shares on a date in the future when a stock option is exercised.

(7)

The amounts reported in these columns represent the annual threshold, minimum and maximum award opportunity for the annual cash incentives and, if applicable, both semi-annual cash incentives, for 2010 based upon the named executive officers’ aggregate 2010 eligible earnings. The maximum amount included in these columns is calculated based on a 162.5% maximum achievement for both the corporate and individual components for the period January 1, 2010 through December 31, 2010. However, the actual maximum performance level for this period is less than 162.5% as a result of the reduction in the maximum achievement for the individual component of the short-term cash incentive for the period from July 1, 2010 through December 31, 2010 from 162.5% to 150%. For the period January 1, 2010 through December 31, 2010, total eligible earnings for Messrs. Dillon and Silverman were $445,385 and $486,164, respectively. For the period January 1, 2010 through June 30, 2010, total eligible earnings for Messrs. Gurlé and Stevens and Ms. Shesgreen were $163,454, $146,738 and $159,936, respectively. For the period July 1, 2010 through December 31, 2010, total eligible earnings for Messrs. Goldman, Gurlé and Stevens and Ms. Shesgreen were $225,000, $168,813, $146,738 and $161,247, respectively. Mr. Goldman commenced employment on June 1, 2010 and was not eligible to receive a short-term cash incentive for the period January 1, 2010 through June 30, 2010. Mr. Bates commenced employment on October 20, 2010 and was not eligible to receive a short-term cash incentive for 2010. The amounts reported in these columns for Messrs. Gurlé and Stevens and Ms. Shesgreen were denominated in Singapore dollars, Pounds sterling and Euros and have been converted into U.S. dollars using the Average Singapore Dollar Conversion Rate, the Average Pounds Sterling Conversion Rate and the Average Euro Conversion Rate, respectively. The conversion rates were obtained from www.oanda.com.

(8)	Mr. Bates received a stock option under the Skype Equity Incentive Plan on October 26, 2010 in connection with his commencing employment with us.
(9)

Under the terms of his employment agreement and sign-on stock option agreement, Mr. Bates is entitled to receive a cash payment on each vesting date of his sign-on stock option grant, including any vesting date that occurs in connection with a corporate transaction, equal to the product of the number of our ordinary shares subject to the portion of the stock option that becomes vested multiplied by the excess (if any) of the fair market value of Skype Global’s ordinary shares on such date over $259.17, up to a maximum of $71.71 per ordinary share.

(10)

Mr. Silverman received a stock option under the Skype Equity Incentive Plan on February 22, 2010 coincident with the execution of his new employment agreement. In connection with Mr. Silverman’s separation, Skype Inc. agreed to accelerate the vesting of 6,904 of his outstanding time-based stock options and the incremental fair value attributable to such acceleration, computed as of the modification date in accordance with FASB ASC Topic 718, was equal to $829,014 and has been added to the grant date fair value of the original award ($4,570,793). Mr. Silverman also received a fully vested stock option to purchase 3,860 ordinary shares on August 9, 2010 in connection with his repayment of the loan from Skype Technologies used to acquire beneficial ownership of shares of Skype Global as described above in “—Compensation Discussion & Analysis—Management Co-Invest Program.” Effective as of September 30, 2010, Skype Inc. and Mr. Silverman entered into a mutual termination and separation agreement that superseded his employment agreement, except as otherwise set forth therein, which provided that Mr. Silverman’s employment as our Chief Executive Officer would cease as of September 30, 2010. For more information on Mr. Silverman’s mutual termination and separation agreement, including a description of the treatment of his stock options, please see “—Potential Payments on Termination and Change in Control—Chief Executive Officer Separation.”

(11)

Mr. Dillon received stock options under the Skype Equity Incentive Plan in 2010 on April 26, 2010 in connection with his commencing employment with us and on October 26, 2010 in connection with the execution of an amendment to his employment agreement. Mr. Dillon also received a fully vested stock option to purchase 3,860 ordinary shares on August 9, 2010 in connection with his repayment of the loan from Skype Technologies used to acquire beneficial ownership of shares of Skype Global as described above in “—Compensation Discussion & Analysis—Management Co-Invest Program.”

(12)

Ms. Shesgreen received a fully vested stock option to purchase 770 ordinary shares on August 9, 2010 in connection with her repayment of the loan from Skype Technologies used to acquire beneficial ownership of shares of Skype Global as described above in “—Compensation Discussion & Analysis—Management Co-Invest Program.”

(13)

Mr. Goldman received stock options under the Skype Equity Incentive Plan on June 10, 2010 in connection with his commencing employment with us and on October 26, 2010 in connection with the execution of an amendment to his offer letter.

(14)

Mr. Gurlé received stock options under the Skype Equity Incentive Plan on March 3, 2010 in connection with his commencing employment with us. Mr. Gurlé also received a fully vested stock option to purchase 1,090 ordinary shares on August 9, 2010 in connection with his repayment of the loan from Skype Technologies used to acquire beneficial ownership of shares of Skype Global as described above in “—Compensation Discussion & Analysis—Management Co-Invest Program.”

(15)

Mr. Stevens received a fully vested stock option to purchase 580 ordinary shares on August 9, 2010 in connection with his repayment of the loan from Skype Technologies used to acquire beneficial ownership of shares of Skype Global as described above in “—Compensation Discussion & Analysis—Management Co-Invest Program.”

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2010 table

Certain of the components of the compensation paid to the named executive officers reflected in the Summary Compensation Table and the Grants of Plan-Based Awards in 2010 table are based on employment arrangements and offer letters with Skype Global or the Skype Companies. These employment arrangements and offer letters establish the minimum terms and conditions of the executives’ employment, which are summarized below. For a discussion of the severance pay and other benefits provided in connection with a termination of employment and/or a change in control under the employment agreements and offer letters, please see “—Potential Payments upon Termination or Change in Control” below.

Mr. Bates

On November 10, 2010, Mr. Bates entered into an employment agreement with Skype Inc. providing for his employment as of October 20, 2010 as Chief Executive Officer of Skype Global’s entire group of businesses and his service as a member of the board of directors of Skype Global, or following this offering, his nomination for election to our board of directors. Mr. Bates has been seconded to Skype Communications S.à r.l. for an indefinite period.

The employment agreement has an initial term of three years, which commenced on October 20, 2010 and renews automatically for successive one-year periods thereafter, unless either party provides thirty days’ written notice prior to the expiration of the initial term or each successive renewal term. The employment agreement provides for a minimum base salary of $850,000, which will be reviewed for increase no less frequently than annually, and a discretionary annual cash incentive based on the achievement of objective performance criteria, with a target annual cash incentive equal to 100% of Mr. Bates’ annual base salary. The employment agreement also provides for reimbursement of certain legal expenses in connection with his hiring. Additionally, in connection with his hiring, Mr. Bates also received a cash sign-on bonus of $1,000,000. In addition, in connection with his sign-on stock option grant, Mr. Bates also received a deferred cash award, pursuant to which he will receive a cash payment on each vesting date of his sign-on stock option grant equal to the product of the number of our ordinary shares subject to the portion of the stock option grant that becomes vested multiplied by the excess (if any) of the fair market value of Skype Global’s ordinary shares on such date over $259.17, up to a maximum of $71.71 per ordinary share.

In addition, the employment agreement provides for gross-up payments for any “golden parachute” excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, as described below under “—Potential Payments upon Termination or Change in Control.”

In connection with his assignment to Luxembourg, Mr. Bates is entitled to receive certain expatriate benefits, including visa assistance, moving costs, tax consultation and preparation services, and an annual expatriate allowance ($300,000), which is intended to defray family travel, housing and transportation costs and U.S. residence maintenance costs. Mr. Bates will not receive any tax equalization benefits for any additional taxes incurred in connection with his assignment.

Mr. Silverman

On February 22, 2010, Mr. Silverman entered into a new employment agreement with Skype Inc., effective as of November 19, 2009, the completion date of the Skype Acquisition, pursuant to which he was seconded to Skype Communications S.à r.l. Under the terms of the new employment agreement, Mr. Silverman’s base salary was $650,000, his target annual cash incentive was 100% of his base salary and his monthly housing allowance was €12,000 ($15,898), plus $200 per month for utilities. We also agreed that Mr. Silverman would not receive any tax equalization benefits for any additional taxes incurred in connection with his secondment, including, without limitation, the exercise of stock options, with the exception of any additional tax burden in connection with allowance payments during the secondment. In connection with his overseas assignments, Mr. Silverman was entitled to receive certain expatriate benefits, including visa assistance, moving costs, 60 days’ temporary lodging, a monthly cost of living adjustment ($6,000 per month), transportation assistance ($1,000 per month), educational assistance, home travel leave, tax consultation and preparation services and tax gross-up on relocation payments.

In connection with his separation, Mr. Silverman received the payments and benefits described under “—Potential Payments upon Termination or Change in Control—Chief Executive Officer Separation” below.

Mr. Dillon

On March 3, 2010, Mr. Dillon entered into an employment agreement with Skype Inc., which was subsequently amended on November 12, 2010, providing for his employment as Chief Financial and Administration Officer of Skype Global’s entire group of businesses. Prior to his termination of employment, Mr. Dillon was seconded to Skype Communications S.à r.l.

Under the terms of the employment agreement, Mr. Dillon’s base salary was $600,000 and his target annual cash incentive was 100% of his base salary.

In addition, the employment agreement provided for a tax gross-up payment for any “golden parachute” excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, in certain circumstances. In connection with his assignment to Luxembourg, Mr. Dillon was entitled to receive certain expatriate benefits, including visa assistance, moving costs, a one-time miscellaneous allowance (up to $20,000), an annual housing allowance ($100,000) on a net after-tax basis and tax consultation and preparation services. Mr. Dillon did not receive any tax equalization benefits for any additional taxes incurred in connection with his assignment.

In connection with his separation, Mr. Dillon received the payments and benefits described under “—Potential Payments upon Termination or Change in Control—Chief Financial and Administration Officer Separation” below.

Ms. Shesgreen

Ms. Shesgreen was employed by Skype Communications S.à r.l. pursuant to the terms of an employment agreement effective as of February 1, 2007, which was amended with effect from December 1, 2009 in connection with the assumption by Skype Technologies S.A. of the obligations thereunder. Under the employment agreement, Ms. Shesgreen was initially entitled to an annual base salary of €200,000 ($264,974), which was subsequently increased to €237,480 ($314,630), a target cash incentive under the Skype bonus plan of €50,000 ($66,244), which was subsequently increased to 45% of her base salary and for 2010 was €92,047 ($121,951) and employee benefits customarily made available to employees in comparable positions.

Mr. Goldman

The terms and conditions of Mr. Goldman’s employment as our Chief Legal and Regulatory Officer are set forth in an offer letter from Skype Inc. dated May 17, 2010. The offer letter provides that Mr. Goldman will receive an annual base salary of $450,008, subject to annual review, and is eligible to receive discretionary semi-annual cash incentives based on the achievement of individual and corporate performance objectives as determined by the Company, with a target annual cash incentive equal to 50% of his annual base salary.

In connection with his assignment to Luxembourg, Mr. Goldman also received certain expatriate benefits, including visa assistance, moving costs, 90 days’ temporary lodging, a one-time miscellaneous allowance ($10,000), an annual housing allowance ($75,010) on a net after-tax basis, tax consultation and preparation services and tax gross-up on relocation payments.

Mr. Gurlé

The terms and conditions of Mr. Gurlé’s employment as our Vice President and General Manager, for Skype Enterprise for 2010 are set forth in an offer letter from Skype Singapore Pte Ltd. dated December 11, 2009. The offer letter provides that Mr. Gurlé will receive an annual base salary of S$460,000 ($337,626), subject to annual review, and is eligible to receive a discretionary cash incentive based on the achievement of individual and corporate performance objectives as determined by the Company, with a target annual cash incentive equal to 45% of his annual base salary. Mr. Gurlé also received a sign-on bonus equal to S$170,000 ($124,775), which was paid in February 2010.

On March 2, 2011, Mr. Gurlé entered into a new offer letter with Skype Inc., pursuant to which he will transfer to Skype Inc. from Skype Singapore Pte Ltd. Under the terms of the new offer letter, Mr. Gurlé’s base salary will be $380,000 and his target annual cash incentive will be 60% of his base salary. In connection with his transfer to the United States, Mr. Gurlé will also receive certain relocation benefits, including a relocation allowance of S$97,723 ($71,726), visa assistance ($1,548), tax consultation and preparation services and a tax gross-up on relocation payments.

Mr. Stevens

The terms and conditions of Mr. Stevens’ employment as our Vice President and General Manager for Consumer are set forth in his offer letter from S Technologies Limited dated January 2, 2009. The offer letter provides that Mr. Stevens will receive an annual base salary of £190,000 ($293,476), subject to annual review, and is eligible to receive a discretionary cash incentive based on the achievement of individual and corporate performance objectives as determined by the Company, with a target annual cash incentive equal to 45% of his annual base salary, which was subsequently increased prior to the Skype Acquisition to 50% of his annual base salary. Mr. Stevens also received a sign-on bonus of £300,000 ($463,383), which was paid in December 2009 in connection with the Skype Acquisition. In addition, Mr. Stevens receives two additional payments in September and March of each year equal to 2.5% of his annual base salary as in effect at such time in lieu of certain company pension contributions.

Outstanding Equity Awards at December 31, 2010

The following table sets forth information about the outstanding equity-based awards to acquire our ordinary shares held by each of our named executive officers as of December 31, 2010.

			Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exerciseable		Number of Securities Underlying Unexercised Options (#) Unexerciseable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date
Anthony Bates	—		52,000	—	330.88	10/26/2020
	—		—	78,000	330.88	10/26/2020

Joshua Silverman	18,841	(3)	—	—	255.52	9/30/2013

Adrian Dillon	—		14,044	—	255.52	4/26/2020
	—		—	21,065	255.52	4/26/2020
	3,860	(4)(5)	—	—	259.17	8/9/2020
	—		800	—	330.88	10/26/2020
	—		—	1,200	330.88	10/26/2020

Laura Shesgreen	885		2,912	—	255.52	12/17/2019
	—		—	5,696	255.52	12/17/2019
	770	(5)	—	—	259.17	8/9/2020

Neal Goldman	—		7,000	—	255.52	6/10/2020
	—		—	10,500	255.52	6/10/2020
	—		800	—	330.88	10/26/2020
	—		—	1,200	330.88	10/26/2020

David Gurlé	—		2,588	—	255.52	3/3/2020
	—		—	3,884	255.52	3/3/2020
	1,090	(5)	—	—	259.17	8/9/2020

Neil Stevens	1,248		4,103	—	255.52	12/17/2019
	—		—	8,026	255.52	12/17/2019
	580	(5)	—	—	259.17	8/9/2020

(1)

Subject to accelerated vesting in connection with a change in control of Skype Global, time-based stock options reported in this column vest over five years and become exercisable as to 20% of the shares on the first anniversary of the grant date (or such other date determined by the Compensation Committee) with the remainder vesting and becoming exercisable in equal monthly installments of 1.6667%. The grant date solely for vesting purposes may precede the actual grant date if circumstances warrant.

(2)

Performance-based stock options reported in this column generally vest and become exercisable based on the multiple of money return achieved upon the occurrence of an event that results, directly or indirectly, in the sale, transfer or other disposition of ordinary shares held by the Initial Equity Investors for cash. (For this purpose, eBay International AG is not treated as an Initial Equity Investor.) If a liquidity event occurs, the percentage of performance-based stock options that vests is calculated as the product of the percentage of shares sold by the Initial Equity Investors and a pre-determined percentage of the number of shares subject to the performance-based stock option based on the multiple of money return achieved by the Initial Equity Investors. For more information regarding the vesting of performance-based stock options, including the vesting of performance-based stock options that are not vested at the time of the completion of this public offering, please see “—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives.”

(3)

Effective as of September 30, 2010, Skype Inc. and Mr. Silverman entered into a mutual termination and separation agreement that superseded his employment agreement, except as otherwise set forth therein, which provided that Mr. Silverman’s employment as our Chief Executive Officer would cease as of September 30, 2010. For a discussion of the treatment of Mr. Silverman’s stock options in connection with his separation, please see “—Potential Payments upon Termination or Change in Control—Chief Executive Officer Separation” below.

(4)

Effective as of March 15, 2011, Skype Inc. and Mr. Dillon entered into a mutual termination and separation agreement that superseded his employment agreement, except as otherwise set forth therein, which provided that Mr. Dillon’s employment as our Chief Financial and Administration Officer would cease as of March 15, 2011. For a discussion of the treatment of Mr. Dillon’s stock options in connection with his separation, please see “—Potential Payments upon Termination or Change in Control—Chief Financial and Administration Officer Separation” below.

(5)

Messrs. Dillon, Gurlé and Stevens and Ms. Shesgreen received fully vested stock options to purchase 3,860, 1,090, 580 and 770 ordinary shares, respectively, on August 9, 2010 in connection with their repayment of the loan from Skype Technologies used to acquire beneficial ownership of shares of Skype Global as described above in “—Compensation Discussion & Analysis—Management Co-Invest Program.”

Options Exercised in 2010

The following table sets forth information about the value realized by each of our named executive officers as a result of the exercise of stock options in 2010.

Option Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)
Anthony Bates	—		—

Joshua Silverman	3,860	(1)	0	(2)
	12,708	(3)	166,342	(4)

Adrian Dillon	—		—

Laura Shesgreen	—		—

Neal Goldman	—		—

David Gurlé	—		—

Neil Stevens	—		—

(1)

Mr. Silverman exercised the fully vested stock option granted to him under the Skype Equity Incentive Plan in connection with his repayment of the loan from Skype Technologies used to acquire beneficial ownership of shares of Skype Global as described above in “—Compensation Discussion & Analysis—Management Co-Invest Program.” The shares acquired are subject to repurchase as provided in the mutual termination and separation agreement entered into in connection with his separation, as described below.

(2)

The value realized upon the exercise of a stock option to acquire beneficial ownership of Skype ordinary shares is calculated by multiplying the difference between the fair market value of Skype ordinary shares on the date the stock option was exercised and the exercise price paid by Mr. Silverman by the number of shares acquired and does not necessarily reflect proceeds actually received by Mr. Silverman. Because there was no difference between the fair market value of Skype ordinary shares on the date the stock option was exercised and the exercise price paid by Mr. Silverman, no value is reported in this column.

(3)

Prior to the Skype Acquisition, Mr. Silverman received grants of stock options under equity incentive plans maintained by eBay. The Skype Acquisition was treated as a termination of employment for purposes of the eBay equity incentive plans, which generally resulted in the forfeiture of unvested eBay equity awards held by employees of the Skype Companies. Vested eBay stock options remained exercisable for a period of three months from the date of the Skype Acquisition (or, if shorter, for a period ending on the stated expiration date of the stock option) and, if not exercised within that period, were cancelled. In 2010, Mr. Silverman exercised stock options granted to him by eBay prior to the Skype Acquisition and acquired 12,708 shares of eBay common stock.

(4)

The value realized upon the exercise of a stock option to acquire eBay common stock is calculated by multiplying the difference between the closing price of eBay common stock on the Nasdaq Global Select Market on the date the stock option was exercised and the exercise price paid by Mr. Silverman multiplied by the number of shares acquired and does not necessarily reflect proceeds actually received by Mr. Silverman.

Pension Benefits

We do not currently sponsor or maintain any defined benefit pension benefit or retirement benefit plans providing specified retirement payments and benefits for our employees.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We do not currently sponsor or maintain any nonqualified defined contribution or other nonqualified deferred compensation plans for the benefit of our employees.

Potential Payments upon Termination or Change in Control

We summarize below the severance and change in control arrangements in effect as of December 31, 2010 pursuant to the terms of the employment agreements and offer letters with our continuing named executive officers and pursuant to the terms of other plans and agreements with relevant severance and change in control provisions (e.g., the Skype Equity Incentive Plan and award agreements). We also provide the estimated value of the payments and benefits that we would provide to our named executive officers in connection with termination of employment or a change in control. In determining amounts payable, we have assumed in all cases that the termination of employment or change in control occurred on December 31, 2010 and that the Initial Equity Investors sold all of their ordinary shares for cash equal to the fair market value of the ordinary shares on such date ($330.88) with performance measured based on the fair market value of the ordinary shares on that date as compared to the price per share paid by the Initial Equity Investors in conjunction with the Skype Acquisition, prior to the issuance of shares in conjunction with the Joltid Transaction and including transaction costs that we paid in connection with the Skype Acquisition ($255.52). The actual amounts that would be paid upon a named executive officer’s termination of employment or a change in control can be determined only at the time of such event and are subject to the discretion of our Compensation Committee. The actual value that would be recognized by a named executive officer with respect to his or her stock options can only be determined at the time of exercise and could be affected by changes to the fair market value of our ordinary shares following termination of employment. Due to the number of factors that affect the nature and amounts of any benefits provided upon the events described below, any actual amounts paid or distributed may be higher or lower than reported below. In addition, in connection with any actual termination of employment or change in control transaction, we may determine to enter into one or more agreements or to establish arrangements providing additional benefits or amounts, or altering the terms of benefits described below.

Employment Agreements

The employment agreements and offer letters we have entered into with our named executive officers provide for certain payments to be made in connection with termination of employment.

Mr. Bates

Mr. Bates’ employment agreement provides for severance benefits payable in the event of his termination under certain circumstances, subject to the execution of a general release of claims. If Mr. Bates’ employment is terminated without “cause,” or if he resigns for “good reason” (in either case as defined in his employment agreement, as set forth in more detail below), Mr. Bates will be paid severance in an amount equal to two times his annual base salary (as in effect on the date of termination). The severance amount is payable in equal installments in accordance with our regular payroll practices over the 12-month period commencing on the sixtieth day after the termination date. Mr. Bates is eligible to receive, for up to 18 months, a monthly amount equal to the employer portion of the applicable COBRA premium cost for the level of coverage he had as an active employee. In connection with a termination without “cause” or for “good reason,” or in the event of a termination by reason of death or disability, Mr. Bates will be eligible for a target cash incentive for the year of termination, based on actual results, and pro-rated for the portion of the fiscal year he was employed through the effective date of termination, payable in the calendar year following such termination at such time cash incentives are paid to Skype Inc.’s other senior executives. In addition, Mr. Bates will be entitled to receive amounts accrued under the employment agreement, including any accrued by unpaid bonus for the calendar year preceding the calendar year of termination.

Mr. Bates’ employment agreement also provides that if his employment is terminated without “cause” or if he resigns for “good reason,” any time-vested options that would have become vested had he remained employed with us for the 12-month period following the date of termination will become vested as of the date of termination. In addition, Mr. Bates’ employment agreement provides that upon a “corporate transaction” (as defined in his employment agreement, as set forth in more detail under “—Summary Compensation Table—Components of Executive Compensation—Long-Term Equity Incentives”), any outstanding stock options or other equity awards held by him, which have not been previously forfeited prior to such change in control, will become immediately vested and, if applicable, exercisable. Furthermore, unless otherwise provided in the applicable stock option or other grant agreement, any outstanding performance-based awards (but excluding any portion of his performance-based stock options granted in connection with his hiring in 2010) will be deemed earned at the target level (or if no target level is specified, at the maximum level). Mr. Bates is also entitled to receive a cash payment equal to the difference between the fair market value of our ordinary shares on the date of a corporate transaction over the strike price of $259.17 (up to a maximum spread of $71.71 per share), which payment will also accelerate and become payable in full in the event of a corporate transaction.

For purposes of Mr. Bates’ offer letter, subject to compliance with specified procedures, and any applicable cure rights, (A) “cause” means the termination of Mr. Bates’ employment with Skype Inc. on account of: (i) his willful and continued failure to perform his material duties to Skype Inc. or its subsidiaries that goes uncured for more than 15 days after written notice of such failure; (ii) his willful or intentional act (or failure to act) that causes material and demonstrable injury, monetarily, reputationally or otherwise, to Skype Inc. or its affiliates; (iii) his indictment for, conviction of, or a plea of nolo contendere to, a crime constituting (x) a felony (or similar crime outside the United States) or (y) a misdemeanor (or similar crime outside the United States) involving moral turpitude; or (iv) his willful and material breach of a provision of the employment agreement, of any of Skype Inc’s (or its affiliate’s) written code of conduct, code of ethics or any other material written policy or of a fiduciary duty or responsibility to Skype Inc. and its affiliates, in each case that is reasonably expected to have a material and demonstrable impact on Skype Inc. or its affiliates and (B) “good reason” means Mr. Bates’ termination of employment on account of (i) a material reduction in his duties, authority or responsibilities (except temporarily during his incapacity due to physical or mental illness); (ii) requiring Mr. Bates to report to another corporate officer or employee instead of directly to the board of directors; (iii) a material reduction in annual base salary, annual bonus or incentive compensation opportunity or annual expatriate allowance as in effect as of the employment commencement date or as the same may be increased from time to time; (iv) the relocation of Mr. Bates’ principal place of employment to a location more than 30 miles from the principal place of employment immediately prior to his termination or Skype Inc’s requiring Mr. Bates to be based anywhere other than such principal place of employment (or permitted relocation thereof); or (v) any action or inaction that constitutes a material breach by Skype Inc. of the employment agreement or any other agreement between Skype Inc. and Mr. Bates, or any material breach by Skype Inc. of a policy relating to the benefits to which Mr. Bates is entitled.

The employment agreement also provides, subject to certain exceptions, that, during his employment, and for a period of one year following termination, whether voluntary or involuntary, Mr. Bates will not (i) compete with Skype Inc. or its affiliates, (ii) hire or attempt to hire any person who is or was, during the six months prior to his termination, an employee of Skype Inc. or (iii) solicit any business partner, vendor or client of Skype Inc. In addition, during his employment and for five years following termination, Skype Inc. and Mr. Bates have agreed not to disparage one another.

In addition, the employment agreement provides that if any amount payable to Mr. Bates is determined to constitute a “parachute payment” (within the meaning of Section 280G of the U.S. Internal Revenue Code of 1986, as amended) at any time prior to a public offering, Mr. Bates has the election to either (i) submit the amounts payable that constitute “excess parachute payments” (within the meaning of Section 280G) for shareholder approval such that if shareholder approval is obtained the amounts will not be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, or (ii) receive a gross-up payment equal to 15% of the amount of any payments or benefits subject to the excise tax. If, following the completion of this offering, the excise tax under Section 4999 will be imposed on any payments or benefits received by Mr. Bates, then Skype Inc. will pay him an additional payment such that he will be placed in the same after-tax position that he would have been in had no excise tax been imposed. However, recognizing that holding an executive harmless against the excise tax can be expensive for the Company, Mr. Bates’ employment agreement provides that if the excise tax could be avoided by reducing the payments to him by less than 10%, no additional payment will be made and the payments will be reduced so that the excise tax is not triggered.

Ms. Shesgreen

Ms. Shesgreen’s employment agreement requires Skype Communications S.á r.1. to provide six months’ notice prior to termination or in lieu of providing such notice, to pay Ms. Shesgreen’s salary, any contractual benefits, cash incentive payment at target and holiday entitlement with respect to the notice period. Ms. Shesgreen has also executed a restrictive covenant agreement which provides that, during her employment, and for six months following termination, whether voluntary or involuntary, she will not (i) own any interests in a business that competes with Skype Technologies S.A. or (ii) contact any person or companies with whom she had contact on behalf of Skype Technologies S.A., or solicit orders for products similar to those of Skype Technologies S.A. In addition, during her employment, and for one year following termination, whether voluntary or involuntary, she will be prohibited from soliciting or hiring any employees of Skype Technologies S.A.

Mr. Goldman

Mr. Goldman’s offer letter dated May 17, 2010 provides that if Mr. Goldman’s employment is terminated by Skype Inc. without “cause” or by him for “good reason” (each as defined in his offer letter, as set forth in more detail below) prior to June 1, 2011, he will receive a fixed severance amount equal to $1,000,000 payable in six equal monthly installments. On and after June 1, 2011, (i) if Mr. Goldman’s employment is terminated by Skype Inc. without “cause,” Skype Inc. will either provide six months’ notice prior to termination or, in lieu of such notice, six months of base salary, payable in equal monthly installments and (ii) if his employment is terminated by him for “good reason,” Skype Inc. will provide six months of base salary payments. In addition, pursuant to a letter agreement dated December 17, 2010, if Mr. Goldman’s employment is terminated without “cause” or if he resigns for “good reason,” any time-vested options that would have become vested had he remained employed with us for the 12-month period following the date of termination will become vested as of the date of termination; provided, however, that if such termination occurs prior to December 31, 2011, any time-vested options that would have become vested had he remained employed with us through December 31, 2012 will become vested as of the date of termination. In addition, Skype Management, L.P.’s right to repurchase ordinary shares subject to the time-based stock options and the performance-based stock options during the 12-month period following the date of termination will be suspended and deferred until the 12-month period commencing on the first anniversary of the date of termination so long as Mr. Goldman (i) reasonably cooperates with Skype Global in facilitating Skype Global’s transition to a new Chief Legal and Regulatory Officer and (ii) does not engage in any conduct intended or that a reasonable person in a like position and under like circumstances could expect to cause meaningful harm to Skype Global and its subsidiaries; provided, however, that this repurchase right will terminate upon the completion of this offering. All severance or notice payments are conditioned on Mr. Goldman’s execution of a general release of claims. Mr. Goldman is subject to a non-solicitation of employees, independent contractors and consultants covenant during his employment and for a period of one year following termination of employment.

For purposes of Mr. Goldman’s offer letter, subject to compliance with specified procedures, and any applicable cure rights, (A) “cause” means the termination of Mr. Goldman’s employment with Skype Inc. on account of (i) Mr. Goldman’s failure or willful refusal to substantially perform his assigned duties, other than failure resulting from his death or complete incapacity due to physical or mental illness or impairment; (ii) an act by Mr. Goldman that constitutes misconduct and that is materially injurious to the business or reputation of Skype Inc. or any of its affiliates or subsidiaries (collectively, the “Companies”); (iii) a material violation by Mr. Goldman of any law or regulation relating to the business of any of the Companies; (iv) a breach by Mr. Goldman of the fiduciary duty to any of the Companies; or (v) Mr. Goldman’s conviction of any felony or any crime involving moral turpitude or dishonesty and (B) “good reason” means Mr. Goldman’s termination of employment on account of: (i) a material diminution in his base salary or target bonus, other than a decrease of less than 10% that applies to employees generally of Skype Inc. or its affiliated entities; (ii) a relocation of Mr. Goldman’s primary work location by more than 50 miles; or (iii) Mr. Goldman’s ceasing to have an officer title of Chief Legal and Regulatory Officer with Skype Inc. or its affiliated entities (regardless of whether it is an elected position), in each case without his prior written consent.

Mr. Gurlé

Mr. Gurlé’s offer letter, dated December 11, 2009, provides that Mr. Gurlé’s employment may be terminated by Skype Inc. upon six months’ notice or by payment of six months’ salary in lieu of notice. Under the terms of the new offer letter entered into on March 2, 2011, if Mr. Gurlé’s employment is terminated by Skype Inc. without “cause” (as defined in his offer letter, as set forth in more detail below), Skype Inc. will either provide six months’ notice prior to termination or six months of base salary in lieu of such notice, as well as six months of COBRA coverage. Mr. Gurlé is required to provide three months’ notice of resignation for any reason. Mr. Gurlé is subject to a non-solicitation of employees, independent contractors and consultants covenant during his employment and for a period of one year following termination of employment. For purposes of Mr. Gurlé’s offer letter, “cause” means the termination of Mr. Gurlé’s employment with Skype Inc. on account of (i) Mr. Gurlé’s failure or willfull refusal to substantially perform his assigned duties, other than failure resulting from his death or complete incapacity due to physical or mental illness or impairment; (ii) an act by Mr. Gurlé that constitutes misconduct and that is materially injurious to the business or reputation of the Companies; (iii) a material violation by Mr. Gurlé of any law or regulation relating to the business of any of the Companies; (iv) a breach by Mr. Gurlé of the fiduciary duty to any of the Companies; or (v) Mr. Gurlé’s conviction of any felony or any crime involving moral turpitude or dishonesty.

Mr. Stevens

Mr. Stevens’ offer letter provides that his employment may be terminated by S Technologies Limited upon six months’ notice or by payment of six months’ salary and incentive bonus in lieu of notice. Mr. Stevens’ offer letter provides that (i) during his employment and for a period of six months following termination, he will not directly or indirectly own any interest in a business which is in significant competition with Skype Technologies S.A., (ii) for a period of six months, he will not contact or solicit any business contacts or solicit orders for products similar to those of Skype Technologies S.A. and (iii) during his employment and for a period of one year following termination, he will not hire any employee or solicit an employee to terminate his or her employment with Skype Technologies S.A.

Vesting of Stock Options under the Skype Equity Incentive Plan

The Skype Equity Incentive Plan provides for the granting of time-based stock options and performance-based stock options, and is described in detail above under “Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives.” Under the terms of the Skype Equity Incentive Plan, if a change in control (as defined in the Shareholders Agreement, as set forth in more detail below) occurs, the time-based stock options will continue to vest based on the specified schedule, but in no event will less than two-thirds of the shares subject to the unvested portion of the optionholder’s outstanding time-based stock option as of the date of the change in control vest and be exercisable by the first anniversary of the change in control, and all of such stock option will be fully vested and exercisable by the second anniversary of the change in control. In addition, time-based stock options will be fully vested and exercisable if, during the two-year period following a change in control, the optionholder’s service terminates on account of an involuntary termination (including a termination without “cause” and, for our named executive officers, constructive termination) or on account of death or disability. A portion of the performance-based stock options may vest if the optionholder’s service is involuntarily terminated (including, for our named executive officers, a constructive termination), with the Initial Equity Investors’ multiple of money return calculated based on a complete deemed sale at the fair market value of the ordinary shares at such time, in accordance with the following schedule:

Fully Diluted Multiple of Money Return	Cumulative Percentage of Individual Performance Award Vested
Less than 1.0x	0%
1.0x	22.7273%
1.5x	34.0909%
2.0x	45.4545%
2.5x	56.8182%
3.0x	68.1818%
3.5x	79.5455%
4.0x	90.9091%
4.5x	95.4545%
5.0x	100%

If the per share multiple of money return achieved by the Initial Equity Investors falls between the amounts shown above, the vesting of the performance-based option will be appropriately adjusted to a percentage determined by linear interpolation between the respective amounts shown.

For purposes of the Skype Equity Incentive Plan, “cause” has the meaning in an executive’s employment agreement or, if none exists, means the termination of the executive’s employment with the Company and all affiliates on account of: (A) a failure of the executive to substantially perform his or her duties (other than as a result of physical or mental illness or injury); (B) the executive’s willful misconduct or gross negligence which is injurious to the Company or any of its affiliates (whether financially, reputationally or otherwise); (C) a material breach by an executive of the executive’s fiduciary duty or duty of loyalty to the Company or its affiliates; (D) the executive’s unauthorized removal from the premises of the Company or an affiliate of any document (in any medium or form) relating to the Company or an affiliate or the business partners, vendors or clients of the Company or an affiliate other than in the good faith performance of the executive’s duties; or (E) the indictment or a plea of nolo contendere by the executive of any felony or other serious crime involving moral turpitude.

For purposes of the Skype Equity Incentive Plan, “good reason” has the meaning in an executive’s employment agreement or, if none exists, means the termination of the executive’s employment on account of: (A) a material diminution in the executive’s base salary or target bonus, other than a decrease of less than 10% that applies to employees generally of the Company or its affiliates; (B) a relocation of the executive’s primary work location by more than 50 miles; or (C) for the executive with an officer title of vice president or above on the grant date, ceasing to have an officer title of vice president or above with the Company or its affiliates (regardless of whether it is an elected position), in each case without the executive’s prior written consent; provided that, within 90 days following the first occurrence of any of these events, the executive has delivered written notice to the Company of his or her intention to terminate his or her employment for good reason, which notice specifies in reasonable detail the circumstances claimed to give rise to good reason, the Company has not cured such circumstances within 30 days, and the executive resigns within 60 days of the end of the cure period.

A “change in control” means the occurrence of (A) any consolidation or merger of the Company with or into any other person, or any other corporate reorganization, transaction or transfer of interests of the Company by its shareholders, or series of related transactions (including the acquisition of capital shares of the Company), whether or not the Company is a party thereto, in which the shareholders of the Company and such shareholders’ affiliates immediately prior to such consolidation, merger, reorganization or transaction (i) own, directly or indirectly, capital shares either representing directly, or indirectly through one or more entities, less than 50% of the equity economic interests in and voting power of the Company or other surviving entity or entities immediately after such consolidation, merger, reorganization or transaction or (ii) do not directly, or indirectly through one or more entities, have the power to elect a majority of the entire board of directors or other similar governing body of the Company or other surviving entity immediately after such consolidation, merger, reorganization or transaction, excluding, in any case referred to in this clause (A) any initial public offering or any public offering (each as defined in the Shareholders Agreement) following the occurrence of an initial public offering; or (B) a sale, lease or other disposition of all or substantially all of the consolidated assets of the Company.

Generally, as a condition of the grant of any stock option under the Skype Equity Incentive Plan, an optionholder is required to agree that during their period of service for the Company and for six months following termination, whether voluntary or involuntary, the optionholder will not (i) compete with the Company or its affiliates, (ii) hire or attempt to hire any person who is or was, during the six months prior to such hiring, an employee of the Company or (iii) solicit any business partner, vendor or client of the Company, provided such client’s revenues exceed $500,000 annually. However, the stock option agreements evidencing the grants to Messrs. Bates and Dillon generally provide that the non-compete and non-solicit provisions in their employment agreements, as described above, will govern.

As described in “—Potential Payments upon Termination or Change in Control—Employment Agreements” above, Messrs. Bates and Goldman receive additional accelerated vesting of time-based stock options upon certain qualifying terminations of employment or the occurrence of a qualifying change of control, as applicable.

Estimated Potential Termination and Change in Control Payments and Benefits

The following table details the estimated value of the payments and benefits that our continuing named executive officers would have been provided under their respective employment agreements and the Skype Equity Incentive Plan, including any award agreement thereunder, if their employment had been terminated on December 31, 2010 or if a change in control occurred on that date pursuant to which the Initial Equity Investors sold all of their ordinary shares for cash equal to the fair market value of the ordinary shares on such date ($330.88) with performance measured based on the fair market value of the ordinary shares on that date as compared to the price per share paid by the Initial Equity Investors in conjunction with the Skype Acquisition, prior to the issuance of shares in conjunction with the Joltid Transaction and including transaction costs that we paid in connection with the Skype Acquisition ($255.52). The actual amounts that would be paid upon a named executive officer’s termination of employment and/or a change in control can be determined only at the time of such event and are subject to the discretion of our Compensation Committee.

	Termination Reason and/or Change in Control	Severance ($)(1)	Continued Benefits ($)(2)	Deferred Cash Award ($)		Equity Vesting ($)		Total ($)(3)
Anthony Bates	By Us without Cause or by Mr. Bates for Good Reason	1,700,000	48,856	2,578,405	(4)(i)	—	(5)	4,327,261
	By Us without Cause or by Mr. Bates for Good Reason During the Two-Year Period Following a Change in Control that is not a Corporate Transaction	1,700,000	48,856	5,749,995	(4)(ii)	—	(5)	7,498,851
	Death or Disability During, or Remaining Employed Through, the Two-Year Period Following a Change in Control that is not a Corporate Transaction	—	—	5,749,995	(4)(ii)	—	(5)	5,749,995
	Upon a Corporate Transaction	—	—	9,322,300	(4)(iii)	—	(5)	9,322,300
	Upon a Change in Control that is Not a Corporate Transaction	—	—	—		—		—

Laura Shesgreen(6)	By Us without Notice	306,371	1,227	—		126,303	(7)(i)	433,901
	By Us without Cause and Without Notice During the Two-Year Period Following a Change in Control	306,371	1,227	—		374,539	(7)(ii)	682,137
	By Ms. Shesgreen for Good Reason During the Two-Year Period Following a Change in Control	—	—	—		374,539	(7)(ii)	374,539
	Death or Disability During, or Remaining Employed Through, the Two-Year Period Following a Change in Control	—	—	—		374,539	(7)(ii)	374,539
	Upon a Change in Control	—	—	—		155,091	(7)(iii)	155,091

Neal Goldman	By Us without Cause or by Mr. Goldman for Good Reason	1,000,000	—	—		505,414	(8)(i)	1,505,414
	By Us without Cause or by Mr. Goldman for Good Reason During the Two-Year Period Following a Change in Control	1,000,000	—	—		813,436	(8)(ii)	1,813,436
	Death or Disability During, or Remaining Employed Through, the Two-Year Period Following a Change in Control	—	—	—		813,436	(8)(ii)	813,436
	Upon a Change in Control	—	—	—		285,916	(8)(iii)	285,916

David Gurlé(6)	By Us without Notice	168,813	—	—		86,136	(9)(i)	254,949
	By Us without Cause and Without Notice During the Two-Year Period Following a Change in Control	168,813	—	—		300,762	(9)(ii)	469,575
	By Mr. Gurlé for Good Reason During the Two-Year Period Following a Change in Control	—	—	—		300,762	(9)(ii)	300,762
	Death or Disability During, or Remaining Employed Through, the Two-Year Period Following a Change in Control	—	—	—		300,762	(9)(ii)	300,762
	Upon a Change in Control	—	—	—		105,730	(9)(iii)	105,730

Neil Stevens(6)	By Us without Notice	293,476	—	—		178,000	(10)(i)	471,476
	By Us without Cause and Without Notice During the Two-Year Period Following a Change in Control	293,476	—	—		527,746	(10)(ii)	821,222
	By Mr. Stevens for Good Reason During the Two-Year Period Following a Change in Control	—	—	—		527,746	(10)(ii)	527,746
	Death or Disability During, or Remaining Employed Through, the Two-Year Period Following a Change in Control	—	—	—		527,746	(10)(ii)	527,746
	Upon a Change in Control	—	—	—		218,544	(10)(iii)	218,544

(1)

The severance amounts reported in this column are based on the base salaries in effect on December 31, 2010. The amount reported for Mr. Bates represents two times his annual base salary. The amount reported for Mr. Goldman is $1,000,000 because, for purposes of this table, he is deemed terminated prior to June 1, 2011. The amounts reported for Messrs. Gurlé and Stevens and Ms. Shesgreen represent six months’ base salary and, in the case of Mr. Stevens and Ms. Shesgreen, an additional amount equal to six months’ target cash incentive.

(2)

The amount reported in this column is merely an estimate and is based on approximate benefit costs for 2010. The amount reported for Mr. Bates represents the approximate cost of 18 monthly payments in an amount equal to the employer portion of the applicable COBRA premium cost for the level of coverage he had as an active employee. The amount for continued benefits for Ms. Shesgreen represents the approximate costs for medical and life insurance for six months and luncheon vouchers for six months.

(3)

For purposes of this table, we have assumed that the necessary shareholder approval required for payments and benefits paid in connection with the change in control not to be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code, as amended, has been obtained, accordingly, no amount is reported for the additional payment (equal to 15% of the amount of any payments or benefits subject to the excise tax) which Mr. Bates could have elected to receive instead of submitting any payments or benefits to a shareholder vote.

(4)

Under the terms of his employment agreement and sign-on stock option agreement, Mr. Bates is entitled to receive a cash payment on each vesting date of his sign-on stock option grant, including any vesting date that occurs in connection with a corporate transaction (as defined in his employment agreement, as set forth in more detail under “—Summary Compensation Table—Components of Executive Compensation—Long-Term Equity Incentives”), equal to the product of the number of our ordinary shares subject to the portion of the stock option grant that becomes vested multiplied by the excess (if any ) of the fair market value of Skype Global’s ordinary shares on such date over $259.17, up to a maximum of $71.71 per ordinary share. In addition, if a change in control constitutes a corporate transaction, Mr. Bates would only receive the amount shown for corporate transactions (and would not receive an additional amount upon a subsequent involuntary termination, death or disability) and if a change in control does not constitute a corporate transaction, Mr. Bates would only be eligible to receive the amount shown for a change in control. The amounts reported in this column for Mr. Bates represent the representative value of the accelerated vesting of Mr. Bates’ deferred cash award calculated based on the “spread” value between the fair market value of our ordinary shares on December 31, 2010 and $259.17, up to a maximum of $71.71 per ordinary share: (i) the value of 13,000 time-based stock options that would have vested had he remained employed with us for the 12-month period following the date of termination ($932,230) plus the value of 22,956 performance-based stock options that would have vested if the Initial Equity Investors had sold all of their ordinary shares for cash equal to the fair market value of the ordinary shares on December 31, 2010 with performance measured against the vesting schedule for liquidity events on or after the third anniversary of the Skype Acquisition (the “Performance Measure”) ($1,646,175); (ii) the value of 52,000 time-based stock options held by Mr. Bates ($3,728,920) plus the value of 28,184 performance-based stock options that would have vested at the time of the change in control if the Initial Equity Investors had sold all of their ordinary shares for cash equal to the fair market value of the ordinary shares on December 31, 2010 with performance measured against the vesting schedule for liquidity events prior to the second anniversary of the Skype Acquisition (the “Standard Performance Measure”) ($2,021,075); and (iii) the value of 130,000 stock options held by Mr. Bates ($9,322,300).

(5)	No amount is reported in this column for Mr. Bates because there was no change in price between the grant date for Mr. Bates’ stock options and December 31, 2010.
(6)

The amounts reported in the columns entitled Severance and Continued Benefits are to be paid to Ms. Shesgreen in Euros and have been converted into U.S. dollars using the Average Euro Conversion Rate. The amounts reported in the columns entitled Severance and Continued Benefits are to be paid to Mr. Gurlé in Singapore dollars and have been converted into U.S. dollars using the Average Singapore Dollar Conversion Rate. The amounts reported in the columns entitled Severance and Continued Benefits are to be paid to Mr. Stevens in Pounds sterling and have been converted into U.S. dollars using the Average Pounds Sterling Conversation Rate.

(7)

The amounts reported in this column for Ms. Shesgreen represent the value of the accelerated vesting of Ms. Shesgreens’s stock options calculated based on the “spread” value between the fair market value of our ordinary shares on December 31, 2010 and the exercise price of such stock options as follows: (i) the value of 1,676 performance-based stock options that would have vested on the Performance Measure ($126,303); (ii) the value of 2,912 time-based stock options held by Ms. Shesgreen ($219,448) plus the value of 2,058 performance-based stock options that would have vested at the time of the change in control based on the Standard Performance Measure ($155,091); and (iii) the value of 2,058 performance-based stock options that would have vested at the time of the change in control based on the Standard Performance Measure ($155,091).

(8)

The amounts reported in this column for Mr. Goldman represent the value of the accelerated vesting of Mr. Goldman’s stock options calculated based on the “spread” value between the fair market value of our ordinary shares on December 31, 2010 and the exercise price of such stock options as follows: (i) the value of 3,617 time-based stock options that would have vested had he remained employed with us for the 24-month period following the date of termination ($272,552) plus the value of 3,090 performance-based stock options that would have vested on the Performance Measure ($232,862); (ii) the value of 7,000 time-based stock options held by Mr. Goldman ($527,520) plus the value of 3,794 performance-based stock options that would have vested at the time of the change in control based on the Standard Performance Measure ($285,916); and (iii) the value of 3,794 performance-based stock options that would have vested at the time of the change in control based on the Standard Performance Measure ($285,916). In the scenario covered by (i), Mr. Goldman also vested in 360 time-based stock options that would have vested had he remained employed with us for the 24-month period following the date of termination, in the scenario covered by (ii), Mr. Goldman also vested in 800 time-based stock options and in the scenario covered by (ii) and (iii), Mr. Goldman also vested in 434 performance-based stock options, but no value is attributable to such stock options because there was no change in price between the grant date of such stock option and December 31, 2010.

(9)

The amounts reported in this column for Mr. Gurlé represent the value of the accelerated vesting of Mr. Gurlé’s stock options calculated based on the “spread” value between the fair market value of our ordinary shares on December 31, 2010 and the exercise price of such stock options as follows: (i) the value of 1,143 performance-based stock options that would have vested on the Performance Measure ($86,136); (ii) the value of 2,588 time-based stock options held by Mr. Gurlé ($195,032) plus the value of 1,403 performance-based stock options that would have vested at the time of the change in control based on the Standard Performance Measure ($105,730); and (iii) the value of 1,403 performance-based stock options that would have vested at the time of the change in control based on the Standard Performance Measure ($105,730).

(10)

The amounts reported in this column for Mr. Stevens represent the value of the accelerated vesting of Mr. Stevens’ stock options calculated based on the “spread” value between the fair market value of our ordinary shares on December 31, 2010 and the exercise price of such stock options as follows: (i) the value of 2,362 performance-based stock options that would have vested on the Performance Measure ($178,000); (ii) the value of 4,103 time-based stock options held by Mr. Stevens ($309,202) plus the value of 2,900 performance-based stock options that would have vested at the time of the change in control based on the Standard Performance Measure ($218,544); and (iii) the value of 2,900 performance-based stock options that would have vested at the time of the change in control based on the Standard Performance Measure ($218,544).

Chief Executive Officer Separation

In connection with Mr. Silverman’s separation, effective as of September 30, 2010, and pursuant to the terms of his employment agreement entered into in 2010, as modified by the terms of his separation agreement and release, Mr. Silverman received the following amounts: (i) a pro rata annual cash incentive for 2010 of $486,164, paid at Mr. Silverman’s 2010 target level and based on the portion of the 2010 fiscal year he was employed through his separation date, paid shortly following the separation date and not subject to recoupment if our financial statements are subsequently restated or otherwise amended; (ii) a severance payment of $3,900,000, of which $2,190,000 was paid in a lump sum 60 days following the separation date, $60,000 to be paid on the first payroll payment date on or following April 15, 2011 and the remainder to be paid in approximately equal installments in accordance with Skype Inc.’s regular payroll practices (but off employee payroll) during the period beginning May 1, 2011 and ending September 30, 2011; (iii) payment for accrued, but unused paid time off of $134,204; (iv) tax preparation services for the U.S. and the U.K. for 2010 at a cost of $18,448; (v) for 18 months, a monthly payment of an amount equal to (on an after-tax basis) the difference between the full COBRA premium cost for the level and type of health insurance coverage for Mr. Silverman as of his separation date and the applicable active employee premium cost, at a cost of $1,789 per month ($32,202); (vi) assistance with expenses incurred in connection with Mr. Silverman’s relocation to the United States (including airfare for him and his family, shipment of household goods, temporary housing in the United States for up to 30 days if necessary, and tax protection on any taxable items provided under the relocation policy) ($44,437); and (vii) lease payments for his current home until the date Skype Inc. is no longer obligated to make payments under the terms of the lease (or earlier if he secures new employment) at a cost of $20,138. Mr. Silverman also received payment of the $2,000,000 retention bonus under the eBay retention plan, paid shortly following the separation date, and not subject to recoupment if our financial statements are subsequently restated or otherwise amended. The total payments payable to Mr. Silverman as a result of his separation equaled $6,635,593.

Under the terms of the Skype Equity Incentive Plan, in connection with his termination of employment without cause, Mr. Silverman vested in 11,937 of his outstanding performance-based stock options based upon the multiple of money return using the fair market value of $259.17 as of the separation date. Additionally, under the terms of Mr. Silverman’s mutual termination and separation agreement, the vesting of 6,904 of his outstanding time-based stock options was accelerated. The value of such accelerated stock options, based on a fair market value on the separation date of $259.17, was $68,769. Any of Mr. Silverman’s stock options not otherwise vested or accelerated as of the separation date were cancelled. These vested stock options will remain exercisable for three years following the separation date and the right to repurchase ordinary shares subject to the time-based stock options and the performance-based stock options during the 12-month period following the separation date will be suspended and deferred until the 12-month period commencing on the third anniversary of the separation date, in each case, so long as Mr. Silverman (x) reasonably cooperates through December 31, 2010 with Skype Inc. in facilitating the transition to a new chief executive officer and (y) does not engage in any conduct that could cause any meaningful harm to Skype Inc. and its subsidiaries. In the event that our board of directors determines that Mr. Silverman has not complied with either of the foregoing conditions, then (1) the vested stock options shall remain exercisable only until the later of (A) one year following the separation date and (B) the date our board of directors determines that Mr. Silverman has not complied with either of the conditions and (2) the repurchase right shall be exercisable during the 12-month period following the date that the board of directors determines that he has not complied with such conditions; provided, however, that this repurchase right will terminate upon the completion of this offering.

Mr. Silverman also remains subject to certain restrictive covenants, including his agreement not to, for 18 months following the separation date, (i) compete with Skype Inc. or its affiliates, (ii) hire or attempt to hire any person who is or was, during the six months prior to the executive’s termination, an employee of Skype Inc. or (iii) solicit any business partner, vendor or client of Skype Inc. In addition, for five years following the separation date, Skype Inc. and Mr. Silverman have agreed not to disparage one another.

Chief Financial and Administration Officer Separation

In connection with Mr. Dillon’s separation, effective as of March 15, 2011, and pursuant to the terms of his employment agreement entered into in 2010, as modified by the terms of his separation agreement and release, Mr. Dillon received the following amounts: (i) a pro rata annual cash incentive for the January 1, 2011 through June 30, 2011 performance period based on actual results for such performance period and the portion of such performance period he was employed through his separation date, payable at the time bonuses for such performance period are paid to Skype Inc.’s other senior executives; (ii) a severance payment of $2,400,000, payable in approximately equal installments in accordance with Skype Inc.’s regular payroll practices (but off employee payroll) during the 12 month period following March 15, 2011, beginning May 20, 2011; (iii) an additional cash payment of $78,845 payable on May 20, 2011; (iv) tax preparation services for the U.S. and Luxembourg for 2010 and 2011 and financial planning services for 2010 and 2011, but in no event more than $15,000 for financial planning services for each of the 2010 and 2011 calendar years; (v) subject to his election of continuation benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), reimbursement (on a net after-tax basis) of an amount equal to the difference between the full COBRA premium cost and the applicable active employee premium cost for 18 months, at a cost of $2,585 per month; (vi) assistance with pre-approved expenses incurred in connection with Mr. Dillon’s relocation to the United States; and (vii) payment of or reimbursement of the cost to paint Mr. Dillon’s current apartment in Luxembourg.

Under the terms of the Skype Equity Incentive Plan, in connection with his termination without cause, Mr. Dillon vested in 6,735 of his outstanding performance-based stock options based upon the “multiple of money” return using the fair market value of $340.07 as of the separation date. Additionally, under the terms of the Skype Equity Incentive Plan and his employment agreement, Mr. Dillon vested in 8,579 of his outstanding time-based stock options. The value of such accelerated stock options, based on a fair market value on the separation date of $340.07, was $1,238,279. Any of Mr. Dillon’s stock options not vested as of the separation date were cancelled. Mr. Dillon exercised all of his vested stock options on March 31, 2011. Skype Management L.P.’s right to repurchase ordinary shares subject to the time-based stock options and the performance-based stock options during the 12-month period following the separation date will be suspended and deferred until the 12-month period commencing on the first anniversary of the separation date, in each case, so long as Mr. Dillon (x) reasonably cooperates with Skype Global in facilitating the transition to a new chief financial officer and (y) does not engage in any conduct that could cause any meaningful harm to Skype Global and its subsidiaries. In the event that our board of directors determines that Mr. Dillon has not complied with either of the foregoing conditions, then the repurchase right shall be exercisable during the 12-month period following the date that the board of directors determines that he has not complied with either of the conditions; provided, however, that this repurchase right will terminate upon the completion of this offering.

Mr. Dillon also remains subject to certain restrictive covenants, including agreement not to (i) compete with Skype Inc. or its affiliates, (ii) hire or attempt to hire any person who is or was, during the six months prior to the executive’s termination, an employee of Skype Inc. or (iii) solicit any business partner, vendor or client of Skype Inc. for 12 months following the separation date. In addition, for five years following the separation date, Skype Inc. and Mr. Dillon have mutually agreed not to disparage one another.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2008, there has not been any transaction, nor is there any proposed transaction to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than (i) as set forth below or (ii) the compensation, employment and other agreements and transactions, which are described in “Management” and “Executive Compensation.”

Acquisition-Related Matters

The Skype Acquisition and Ancillary Agreements

On November 19, 2009, we acquired the Communications business segment of eBay from eBay Inc. and two wholly-owned subsidiaries of eBay, eBay International AG and Sonorit Holding, AS. The consideration consisted of (i) $1.9 billion in cash, (ii) a note payable to eBay issued by an indirect subsidiary of Skype Global in the principal amount of $125.0 million and (iii) the issuance of an equity stake of approximately 30% of the ordinary shares of Skype Global valued at $0.7 billion. Under the terms of this agreement, eBay agreed to pay 50% of any money judgment against us resulting from a final legal judgment in certain specified, preexisting legal intellectual property proceedings. Under the terms of the agreement, eBay’s liability for indemnification is generally limited to $300 million in the aggregate.

In connection with the Skype Acquisition, we entered into a number of ancillary agreements:

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Transition Services Agreement. Our indirect subsidiary, Skype Technologies S.A., entered into a transition services agreement with eBay pursuant to which eBay agreed to provide us certain transition services in connection with the conduct of our business. These services concerned, among other things, corporate information technology, global human resources business systems, financial business system support services and customer service applications support. The term was one year from the date of the Skype Acquisition, except for customer service applications support, the term for which was six months. The agreement terminated in November 2010 in accordance with its terms. The fees we paid to eBay consisted of (i) fees paid at completion of the Skype Acquisition, (ii) an ongoing monthly fee and (iii) fees charged at the termination of the transition services. The total fees and charges we incurred under the Transition Services Agreement were $1.1 million and $2.5 million for the period from November 19 to December 31, 2009 and the year ended December 31, 2010, respectively. In addition, we paid fees of $0.6 million at the termination of the transition services. In addition, we entered into an office transition agreement relating to a number of facilities leased by eBay and its affiliates, which has since terminated in accordance with its terms.

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PayPal Payment Processing Agreement. PayPal, an eBay subsidiary, historically provided payment processing services to us prior to the Skype Acquisition. As a result of the Skype Acquisition, we entered into a commercial arm’s-length payment processing agreement with PayPal. We recognized expenses for payment processing services provided by PayPal of $1.9 million, $4.1 million, $0.3 million and $6.0 million for the year ended December 31, 2008, the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009 and for the year ended December 31, 2010, respectively. Under the terms of the agreement with PayPal, the charges for payment processing services have fluctuated in part because we have received commercial incentives in certain periods that resulted in lower processing fees. Accounts receivable due from PayPal at December 31, 2008, December 31, 2009 and December 31, 2010 were $1.4 million, $12.8 million and $6.3 million, respectively.

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Patent Cross-License Agreement. We entered into a cross-license agreement with eBay. Under the terms of this agreement, eBay granted us and our subsidiaries a non-exclusive royalty-free license to make, use, export, import, market, distribute and sell products and services, and employ processes and methods covered by patents relating to various telephony and VoIP technologies. The license enables us to use those eBay patents in the development, manufacture, use and distribution of software, technology, products and services for the communication of voice, video or other data over a network. We refer to these areas as the “Skype Field.” However, our license does not extend to (a) e-commerce business, products, services, technology, and transaction functionality or (b) financial business, products, services, technology and transaction capability implemented over the Internet. In return, we granted eBay and its subsidiaries a non-exclusive royalty-free license to make, use, export, import, market, distribute and sell products and services, and employ processes and methods covered by certain of our patents relating to various peer-to-peer communication technologies for all uses other than software, technology, products and services whose principal use is in the Skype Field.

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eBay Payment-In-Kind Loan. Springboard Finance Holdco L.L.C. entered into a payment-in-kind loan agreement with eBay with a face value of $125.0 million in order to partially fund the Skype Acquisition. The note accrued interest at 12%, and both principal and interest were to become payable on November 19, 2015. On February 23, 2010, we repaid the entire outstanding payment in kind loan plus accrued and unpaid interest of $4.0 million, and the loan is no longer outstanding.

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Tax Cooperation Agreement. On November 19, 2009, we entered into a tax cooperation agreement with eBay pursuant to which we have agreed to notify and collaborate with eBay if we propose material changes to our operations, including new business initiatives, changes to existing business models, mergers, acquisitions, disposition of stock or assets or material changes in the source or character of income. If in eBay’s reasonable judgment, such material changes will result in an increase in certain types of so-called Subpart F Income that eBay may be required to recognize in accordance with the U.S. Internal Revenue Code of 1986, as amended, and if we implement such material change without eBay’s consent, we would need to pay eBay an indemnity equal to its tax liability arising from its pro rata share of such increase in these types of Subpart F Income for each taxable year in which eBay holds (directly, indirectly or constructively) 10% or more of our voting power and in which U.S. persons holding (directly, indirectly or constructively) 10% or more of our voting power hold (directly, indirectly or constructively) in the aggregate more than 50% of our shares by vote or value. There is no indemnity required for changes implemented after the third anniversary of the completion of the Skype Acquisition, but the requirement to notify and collaborate with eBay and any indemnity for changes implemented prior to November 19, 2012 continue until the end of the first taxable year in which eBay owns (directly, indirectly or constructively) less than 10% of our voting power.

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Cash Pool. eBay funded a special cash pool to reward eligible Skype employees. Employees were eligible to receive a bonus based on continued employment that vested on the one-year anniversary of the Skype Acquisition. The total value of the awards granted and funded by eBay was $10.0 million. We recognized compensation and payroll tax expenses of $1.1 million and $8.9 million for the period from November 19 to December 31, 2009 and the year ended December 31, 2010, respectively, related to these awards.

The Share Purchase Agreement, dated September 1, 2009, as amended and restated on September 14, 2009, and its amendments, dated September 14, 2009, October 19, 2009, October 21, 2009, November 5, 2009 and November 19, 2009, which were entered into in connection with the Skype Acquisition are filed as exhibits to the registration statement of which this prospectus is a part to provide investors with information regarding their respective terms. The Share Purchase Agreement and its amendments contain representations and warranties that are solely for the benefit of the parties thereto, were not intended to be treated as categorical statements of fact, but rather represent an allocation of risk between the parties, may be subject to standards of materiality that differ from those that are applicable to investors, may be qualified by disclosures between the parties and were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Joltid Transaction

On November 1, 2009, prior to the completion of the Skype Acquisition, we entered into a transaction with Joltid Limited (“Joltid”) which comprised three components: we and eBay reached a settlement of outstanding litigation with Joltid, we acquired intellectual property rights to the “Global Index” technology from Joltid and Joltid made an $80 million equity investment in us. We collectively refer to these matters as the “Joltid Transaction.” The Joltid Transaction centered on Skype’s acquisition of intellectual property rights in the Global Index software technology that we had originally licensed from Joltid in connection with the founding of Skype. Global Index is software that, among other functionality, facilitates communication in a peer-to-peer network of Skype users. We describe the main terms of the Joltid Transaction below:

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Settlement and non-assertion. Skype and Joltid and all other related parties settled all outstanding litigation and claims between them, and each party agreed not to assert any claims against the other party and its customers and distributors under any patents with an application date prior to the fifth anniversary of the Skype Acquisition, which closed on November 19, 2009.

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Equity Consideration. Joltid received an approximate 10% share in the share capital of the Company (valued at the time at $224.0 million) and a cash payment of $85.0 million. In addition, Joltid received warrants to purchase an additional 98,680 Skype Global shares, equivalent to a 1% equity stake at such time, exercisable until the earlier of November 19, 2019 or the closing of a reorganization event, as defined in the warrant agreement. The warrant has since been transferred to SEP Investments Pty Limited, an entity unaffiliated with Joltid; for more information on the terms of the warrant, see “Capitalization—Warrants.”

•	Joltid Investment. Joltid also made an investment in us by investing $80.0 million in cash for an additional approximate 3.4% of our ordinary shares.

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Acquisition of Intellectual Property Rights. We acquired from Joltid (a) ownership of Joltid’s intellectual property rights in the Global Index software provided to Skype, subject to the license-back to Joltid of certain rights described in the next bullet point, and (b) co-ownership with Joltid of patents covering database systems that are distributed across multiple computers for enhanced data storage and retrieval, which is a technology that we use in connection with the peer-to-peer architecture enabled by our software. We have the exclusive right to use and enforce these patents in the areas of (i) telephony and/or video communications between end users, and (ii) file transfer functionality, instant messaging and e-mail, when used as an ancillary service or application to telephony and/or video communications between end users, in each case, regardless of the form or method of communication or access thereto. We refer to these areas as the “Skype Exclusive Field.”

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License-back to Joltid. We granted to Joltid a non-exclusive, perpetual, royalty-free license to use, distribute, sublicense and otherwise exploit, solely outside the Skype Exclusive Field, the Global Index software that we acquired from Joltid. We retained our rights to use the Global Index software ourselves in any field of use, including outside of the Skype Exclusive Field. In addition, we remain free to license others to use the Global Index software on or in connection with (a) our platform, or publicly available products and services, or (b) the content, products or services of any third party that are enabled by or available through our platform and client or publicly available products and services. However, apart from these uses, we agreed not to license others to use the Global Index software outside of the Skype Exclusive Field.

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Other commitments. In addition, we made payments or commitments to pay or invest an additional $32.3 million to or in affiliated parties of Joltid and to reimburse $20.0 million to cover expenses incurred by Joltid. The aggregate settlement of $378.4 million resulted in a net charge of $343.8 million recorded in the Predecessor statement of operations for 2009 and reflects the estimated fair value of the equity relinquished in the settlement, less the estimated fair value of intellectual property received from Joltid.

In connection with the Joltid Transaction, we also entered into a number of related agreements:

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Agreements with Rdio, Inc. We invested $6.0 million in Rdio, Inc a new social music service founded by Janus Friis with Niklas Zennström, Skype’s founders, who, with one of our directors, Mark Dyne, are indirect beneficial owners, among others, of Rdio, Inc., pursuant to a convertible note instrument. We have agreed that for a period extending until November 19, 2011, we will not provide, other than with Rdio, or engage others to provide, services for the broadcast of professionally-produced music that is accessible by computer, mobile device, television set-top box, or other device that is capable of accessing the Internet. These restrictions are subject to certain exceptions that allow us to engage in our communications business in the ordinary course. We are free to publish a generally available application programming interface enabling third parties to provide, embed or link our products, services, software clients, or platform through third party websites, software clients, product or services. We are also able to publish a generally available application programming interface enabling third parties to provide, embed, link or otherwise expose third party software, clients, products or services on our products, services, software clients, website or platform.

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Agreement with Baaima N.V. (formerly Joost N.V.) We entered into an agreement with Joltid and Joost N.V., an affiliate of Joltid, which is now called Baaima, N.V. Skype’s founders, Janus Friis and Niklas Zennström, and one of our directors, Mark Dyne, are indirect beneficial owners, among others, of part of Baaima. We agreed that, until May 19, 2012, we would use commercially reasonable efforts to prominently promote a new video service under development by Baaima, on our website, in marketing e-mails and through in-client dynamic content, provided the video service was of sufficient quality. In return, we are entitled to receive 50% of the adjusted gross margin resulting from the revenue generated by Baaima from the video service on our platform. We have agreed that, until May 19, 2012, we will not provide, or engage others to provide, services for the broadcast of professionally-produced cable television, network television, feature films and similar content, in each case, that is accessible by computer, mobile device, television set-top box or other device that is capable of accessing the Internet. These restrictions are subject to certain exceptions to enable us to engage in our voice communications business in the ordinary course. In particular, we are free to publish a generally available application programming interface enabling third parties to provide, embed or link our products, services, software clients, or platform through third party websites, software clients, product or services. We are also free to publish a generally available application programming interface enabling third parties to provide, embed, link or otherwise expose third party software, clients, products or services on our products, services, software clients, website or platform.

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Euroskoon Patent License and Purchase Agreement. We entered into an agreement with Euroskoon, LLC pursuant to which Euroskoon granted us a non-exclusive, irrevocable license to a number of patents. One of our directors, Mark Dyne, is a beneficial owner, among others, of Euroskoon, LLC. These patents cover programming for peer-to-peer technology. Under the terms of the agreement, we may sublicense these patents to (a) Joltid, (b) end users and third parties in connection with the software based products and services that we and, to the extent they interface with our products and services, our licensees make commercially available and (c) our affiliates. In return, we agreed to make an initial payment of $2.5 million and an annual royalty payment of $1.5 million. During September 2010, we exercised our option to purchase the licensed patents for $9.0 million, which was paid in the third quarter of 2010.

In connection with our agreement with Euroskoon, we entered into a sublicense agreement with Joltid whereby we granted to Joltid a non-exclusive, perpetual, royalty-free sublicense to the Euroskoon patents described above. Under the terms of the sublicense agreement, Joltid may sublicense these patents to (a) end users and (b) third parties to use, distribute, sublicense and otherwise exploit, in both cases only in connection with the software-based products and services that Joltid and, to the extent they interface with Joltid’s products and services, Joltid’s licensees make commercially available for use by or on behalf of Joltid.

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Investment in Atomico. We also agreed to invest $10.0 million in Atomico Ventures II, LLP (which we refer to as Atomico), an Internet, technology and telecommunications venture capital fund. Skype’s founder, Niklas Zennström, is a general partner of Atomico, and with Janus Friis, among the most substantial investors in Atomico. Payments are made into the venture capital fund as capital call notices are received. As of December 31, 2010, we had contributed $1.7 million towards investments made by the fund and have paid management administration and set-up fees of $0.7 million resulting in a future commitment to pay approximately $7.6 million when additional capital notices are received. In January 2011, we received a capital call notice requiring an additional €0.9 million ($1.2 million), which we paid to Atomico.

Shareholders Agreement

In connection with the closing of the Skype Acquisition on November 19, 2009, we entered into an agreement with our shareholders, which we refer to as our Shareholders Agreement. The Shareholders Agreement contains agreements among the parties with respect to, among other matters, the election of the members of our board of directors and restrictions on the issuance or transfer of securities (including tag-along rights, drag-along rights and public offering rights).

In connection with our initial public offering, our principal shareholders (including each of their affiliates and Charleston Investment Holdings Limited (“Charleston”), Shearwater Investment Holdings Limited (“Shearwater”) and Fitchberg Corp. (“Fitchberg”)) and we expect to enter into an amended and restated Shareholders Agreement with terms substantially as described below. For purposes of this section, there shall be five principal shareholder groups: (1) Silver Lake and its affiliates (the “Silver Lake Group”), (2) eBay and its affiliates (the “eBay Group”), (3) Joltid, Charleston, Shearwater, Fitchberg and their respective affiliates (collectively, the “Joltid Group”), (4) CPPIB and its affiliates (the “CPPIB Group”) and (5) Andreessen Horowitz and its affiliates (the “Andreessen Horowitz Group”).

Board of Directors. The amended and restated Shareholders Agreement is expected to provide that our principal shareholders shall have the right to designate director nominees to our board of directors and shall jointly vote in favor of the election of such nominees as follows:

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the Silver Lake Group shall have the right to designate three director nominees for so long as the Silver Lake Group continues to own, directly or indirectly, at least 1,000,000 ordinary shares; two director nominees for so long as the Silver Lake Group continues to own, directly or indirectly, at least 500,000 ordinary shares; and one director nominee for so long as the Silver Lake Group continues to own, directly or indirectly, at least 200,000 ordinary shares;

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the eBay Group shall have the right to designate two director nominees for so long as the eBay Group continues to own, directly or indirectly, at least 500,000 ordinary shares; and one director nominee for so long as the eBay Group continues to own, directly or indirectly, at least 200,000 ordinary shares; and

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each of the Joltid Group, the CPPIB Group and the Andreessen Horowitz Group shall have the right to designate one director nominee for so long as such principal shareholder group continues to own, directly or indirectly, at least the lesser of (1) 200,000 ordinary shares and (2) 50% of the ordinary shares held by such principal shareholder group immediately prior to our initial public offering.

In addition, our Chief Executive Officer shall be a member of our board of directors, and our board of directors shall have as many independent directors as are required to comply with applicable stock exchange listing and SEC requirements.

The share thresholds above will be appropriately adjusted to take into account the corporate reorganization, as well as share splits, reverse share splits, share dividends and other similar dilutive or anti-dilutive events.

The amended and restated Shareholders Agreement is expected to provide that the principal shareholders shall cast their votes in a manner so as to give effect to the right of each of the Silver Lake Group, the eBay

Group, the Joltid Group, the CPPIB Group and the Andreessen Horowitz Group to remove and replace its designated director-nominees at any time and for any reason and to fill any director vacancies otherwise resulting therefrom. If the number of director nominees that any principal shareholder group is entitled to designate is reduced, any resulting vacant seats on our board of directors will be filled by the board of directors acting in accordance with its nomination and governance procedures.

The board of directors will also have a nominating and governance committee and a compensation committee, each of which will have three members. The amended and restated Shareholders Agreement is expected to provide that the principal shareholders will cause the directors designated by them to appoint to each of these respective committees three members as agreed among the principal shareholders, subject to applicable stock exchange listing and SEC requirements.

At any time following 24 months from the expiration of the         -day lock-up period required by the underwriters in connection with our initial public offering, any principal shareholder group that at any time thereafter owns, together with its affiliates, less than one percent of the outstanding ordinary shares of the Company shall be permitted to terminate its participation in the nomination and voting arrangements described above.

The rights with respect to board composition described above will terminate upon any change of control transaction, as defined in the amended and restated Shareholders Agreement.

Each member of the board of directors shall have one vote, and all decisions of the board of directors shall require the vote of a majority of directors voting on any particular matter, subject to any applicable quorum requirements. The quorum requirements of the board of directors shall provide for the presence of a successively declining number of directors in the event that the quorum requirements are not met for any initially scheduled board meeting.

Coordination Committee and Transfer Restrictions. The amended and restated Shareholders Agreement is expected to provide that the principal shareholders shall establish a “Coordination Committee” to help ensure an orderly sale of ordinary shares held by the principal shareholders for a period following our initial public offering. Each of the principal shareholder groups will participate in the Coordination Committee for so long as its right to transfer shares is subject to the approval of the Coordination Committee. With respect to any particular matter or vote, each principal shareholder group shall have as many votes as the number of shares such principal shareholder group, directly or indirectly, owns from time to time, and any decision of the Coordination Committee shall require the approval of a majority of such outstanding votes. Certain transfer restrictions shall apply as described below, except with respect to any transfer by a principal shareholder to one of its affiliates, which transfers shall be permitted at any time subject to customary conditions.

The amended and restated Shareholders Agreement is expected to provide that, except with the approval of the Coordination Committee and any necessary waivers from underwriters, no transfers of ordinary shares by the principal shareholders will be permitted during the         -day lock-up period required by the underwriters in connection with our initial public offering and, except with the approval of the Coordination Committee, no transfers of ordinary shares by the principal shareholders (including any registered transfer pursuant to demand, shelf or piggyback registration rights or any unregistered transfer) shall be permitted during the first year after the expiration of such period. During the second year after the expiration of such period, except with the approval of the Coordination Committee, no principal shareholder group other than the eBay Group shall be permitted to effect any such transfer. At any time after the second anniversary of the expiration of such period, any principal shareholder shall be permitted to transfer any of its ordinary shares without approval of the Coordination Committee.

The amended and restated Shareholders Agreement is expected to provide that, notwithstanding the above restrictions, principal shareholders in each principal shareholder group may make acquisitions of up to 500,000 ordinary shares, in the aggregate, from other principal shareholders without the approval of the Coordination Committee; provided that no principal shareholder group shall be permitted to make sales of more than 500,000 ordinary shares, in the aggregate, pursuant to this exception (the “principal shareholder-to-principal shareholder exception”). Any principal shareholder selling pursuant to such exception or in any other transaction that does not require approval of the Coordination Committee shall provide notice at least one business day in advance of executing such sale to all other principal shareholder groups holding no less than one percent of the outstanding ordinary shares of the Company. The share limits specified in this paragraph will be appropriately adjusted to take into account the corporate reorganization, as well as share splits, reverse share splits, share dividends and other similar dilutive or anti-dilutive events.

The amended and restated Shareholders Agreement is expected to provide that, if the principal shareholders who are party to that shareholders agreement constitute a “group” for purposes of the Rule 144 volume limitations, no principal shareholder shall be permitted (with the approval of the Coordination Committee or otherwise) to sell more than its pro rata share (based on the shares held by such principal shareholder at the beginning of any relevant measurement period) of the entire Rule 144 volume limitation available to the principal shareholders for any applicable measurement period, as determined by the Coordination Committee or, if the Coordination Committee no longer exists, by the principal shareholder groups holding a majority of the ordinary shares held by the principal shareholders.

The amended and restated Shareholders Agreement is expected to provide that, if the Coordination Committee approves any transfer by any of the principal shareholders to sell ordinary shares in a transaction in which any of the principal shareholders does not have piggyback registration rights pursuant to the registration rights agreement, it shall contemporaneously permit the principal shareholders who do not have piggyback registration rights in respect of such sale to sell, in a separate transaction during the following ten trading days, a pro rata portion of their ordinary shares (based on their ordinary share ownership at that time).

The transfer restrictions described above may be modified or terminated by the Coordination Committee at any time and for any reason, but not made more onerous on any principal shareholder without its consent, and will cease to apply upon any change of control transaction, as defined in the amended and restated Shareholders Agreement.

Tag-Along Rights. The amended and restated Shareholders Agreement is expected to provide that, prior to any transfer of ordinary shares (other than certain customarily permitted transfers) by the Silver Lake Group or the CPPIB Group, such transferring principal shareholder group shall provide notice to the other setting forth the terms of its proposed transfer and offering the other the opportunity to participate in the proposed transfer on equal terms in respect of its respective pro rata portion of the ordinary shares held by the Silver Lake Group and the CPPIB Group (based on their respective ordinary share ownership at such time).

The amended and restated Shareholders Agreement is also expected to provide that, prior to any transfer of ordinary shares pursuant to the principal shareholder-to-principal shareholder exception by a principal shareholder in one principal shareholder group to a principal shareholder in another principal shareholder group, such transferring principal shareholder shall provide notice to the principal shareholders in the principal shareholder groups to which it is not transferring ordinary shares setting forth the terms of the proposed transfer and offering each such other principal shareholder the opportunity to participate in the proposed transfer on equal terms in respect of its respective pro rata portion of the ordinary shares held by the transferring principal shareholder groups (based on their respective ordinary share ownership at that time).

The tag-along rights described above will terminate upon any change of control transaction, as defined in the amended and restated Shareholders Agreement.

Information Rights. The amended and restated Shareholders Agreement is expected to provide that each principal shareholder group, for so long as such principal shareholder group continues to own, directly or indirectly, at least the lesser of (1) 200,000 ordinary shares and (2) 50% of the ordinary shares held by such principal shareholder group immediately prior to our initial public offering, shall be entitled to receive from us monthly financial information, as well as certain rights to consult with our senior management, in each case solely on the basis suitable confidentiality agreements. The share threshold specified in this paragraph will be appropriately adjusted to take into account the corporate reorganization, as well as share splits, reverse share splits, share dividends and other similar dilutive or anti-dilutive events.

Amendment. The amended and restated Shareholders Agreement is expected to provide that its provisions may be amended or waived with the agreement of the Company and each principal shareholder on which such amendment or waiver would, by its terms, materially and adversely affect the rights or obligations of such principal shareholder.

Termination. The amended and restated Shareholders Agreement is expected to provide that it shall terminate upon any change of control transaction, as defined in the amended and restated Shareholders Agreement, or, other than with respect to the rights described under “Information Rights” above, upon agreement among the principal shareholder groups holding not less than 75% of the ordinary shares held by all of the principal shareholders.

Other. The amended and restated Shareholders Agreement is expected to provide that the rights of the principal shareholders are personal and shall not transfer with any transfer of share ownership. It is also expected to provide for customary cooperation and facilitation provisions for public and non-public sale transactions (including with respect to due diligence, road shows, legal opinions and comfort letters) pursuant to the registration rights agreement or otherwise.

Registration Rights Agreement

We expect to enter into a registration rights agreement with our principal shareholders providing, among other things, that our principal shareholders shall have the right to demand that we file a registration statement provided that such demand has an aggregate offering price of at least $100 million and only one demand may be required of us during any six-month period with respect to all principal shareholders. During the first two years after the expiration of the         -day lock-up period required by the underwriters in connection with our initial public offering, such demands shall be subject to the approval of the Coordination Committee, as described under “Shareholders Agreement—Coordination Committee and Transfer Restrictions” above.

The registration rights agreement is also expected to provide that each of the principal shareholders shall, subject to certain exceptions, have the right to have a pro rata portion (based on its respective ordinary share ownership at such time) of their ordinary shares covered by any registration statement that we are filing in respect of any primary offering of ordinary shares or upon the request of any other principal shareholder exercising its demand or shelf registration rights. The principal shareholders shall also have the right to have registered and sell their ordinary shares pursuant to any automatically effective shelf registration statement on Form S-3 and, in certain time-sensitive situations, to exclude the piggyback registration rights of other principal shareholders (other than the Silver Lake Group in the case of any transfer by the CPPIB Group and the CPPIB Group in the case of any transfer by the Silver Lake Group) in respect of such sales.

The registration rights agreement is also expected to provide that each of the principal shareholders that is entitled, as the initiating principal shareholder or through piggyback registration rights, to participate in any initial public offering or other underwritten offering shall enter into customary lock-ups with underwriters of up to days in the initial public offering and     days in any other such offering, subject to customary extension provisions for earnings releases or other material announcements. It is also expected to provide for, among other things, other customary provisions in respect of underwriter selection, cutbacks, reimbursement, indemnification and payment of offering expenses.

The registration rights agreement is also expected to provide that, unless the principal shareholders participating in any offering agree otherwise, such principal shareholders shall participate in each offering on a pro rata basis (based on the ordinary shares owned by them at the time of the offering).

The registration rights agreement is expected to provide that it may be amended in accordance with the amendment provisions of the amended and restated Shareholders Agreement and that it shall terminate upon any change of control transaction, as defined in the amended and restated Shareholders Agreement, or upon agreement among the principal shareholders holding not less than 75% of the ordinary shares held by all of the principal shareholders.

Management Services Agreements

In connection with the Skype Acquisition, we entered into management service agreements with certain of our shareholders and their affiliates, which provide for the payment of periodic monitoring fees for management, financial, consulting and other advisory services provided by them to us after completion of the Skype Acquisition. Under these agreements, Silver Lake Management Company III, L.L.C., eBay International AG, CPPIB Equity Investments Inc., Andreessen Horowitz Fund I, L.P., LLC and an appointee of Joltid have been retained as managers to provide such services for an aggregate monitoring fee of $10.0 million per annum (payable pro rata, quarterly in arrears) for the period from November 19, 2009 to December 31, 2021. The amount each manager receives is weighted by the proportion of (a) the number of ordinary shares held by such manager and by persons and entities affiliated with such manager at the time of payment, divided by (b) the number of ordinary shares held by all such managers and affiliated persons at such time. In addition, we have agreed to pay a further monitoring fee of €3.0 million annually to Joltid for the period from November 19, 2009 to November 19, 2021. The services provided by the managers under the management services agreements include, without limitation, (a) advice in connection with the negotiation and consummation of agreements, contracts, documents and instruments necessary to provide us with financing; (b) advice in connection with acquisition, disposition and change in control transactions; (c) financial, managerial and related advice in connection with our business and performance, including advice with respect to the development and implementation of strategies for improving our operating, marketing and financial performance; and (d) such other services (which may include financial and strategic planning and analysis, consulting services, human resources and executive recruitment services and other services) as the managers and us may from time to time agree in writing.

During the period from November 19 through December 31, 2009, and the year ended December 31, 2010, we recognized $1.7 million and $14.8 million, respectively, in fees under the management services agreements, which are reflected as general and administrative expenses in our financial statements.

Our management services agreements provide that, on the date of the consummation of any initial public offering, such as this offering, all payments we owe under these agreements will be accelerated and paid at their net present value calculated in accordance with the agreement, and the agreements will be terminated. We estimate that we will have to pay an aggregate amount of approximately $             million in connection with the termination of the management services agreements.

Under an additional management services agreement we paid an aggregate amount of $60.0 million to Silver Lake Management Company III, L.L.C., CPPIB Equity Investments Inc. and Andreessen Horowitz Fund I, L.P., LLC at the time of closing of the Skype Acquisition. In addition, we paid $1.3 million to reimburse these managers for out-of-pocket expenses they incurred in connection with the Skype Acquisition. These payments were reflected as general and administrative expenses for the Successor period from November 19, 2009 to December 31, 2009. The services provided by the managers under the additional management services agreement included certain management, advisory and consulting services in relation to the Skype Acquisition and related transactions, including financial and structural advice and analysis as well as assistance with due diligence investigations and negotiations.

Europlay Capital Advisors Consulting Agreement

On February 24, 2010, we entered into a consulting agreement for strategic and transaction services with Europlay Capital Advisors, LLC. Mark Dyne is Chairman and a managing director and equity owner of Europlay

Capital Advisors. Mark Dyne is a member of our board of directors. Under this consulting agreement, we pay Europlay Capital Advisors a monthly retainer of $50,000. Either party may terminate the agreement on 30 days’ notice, and we may also terminate the agreement immediately upon change in control or in case of an initial public offering, such as this offering.

Milescapes Consulting Agreement

In August 2010, we entered into a consulting engagement agreement with Milescapes Ltd., a business and advisory consulting services firm owned by Miles Flint, the chairman of our board of directors. Under the agreement, effective December 1, 2009 we have agreed to pay quarterly compensation fees of approximately £4,375 to Milescapes Ltd. In the year ended December 31, 2010, Mr. Flint received approximately £17,500 ($27,000) in compensation under the Milescapes Consulting Agreement.

Management Loans and Investments

In early 2010, Skype Technologies extended full-recourse loans to certain members of our senior management and directors, including Messrs. Flint, Silverman, Dillon, Gurlé and Stevens, the proceeds of which were invested by them to acquire beneficial ownership of shares of Skype Global. At the same time, Skype provided these individuals the opportunity to acquire beneficial ownership of a certain number of shares of Skype Global with their own funds. These transactions resulted in the following beneficial ownership of shares:

Employee name	Number of shares acquired by with own funds	Number of shares acquired through loan proceeds	Price per share
Miles Flint	467	933	$255.52
Josh Silverman	3,127	3,913	$255.52
Adrian Dillon	3,907	3,913	$255.52
Neil Stevens	293	587	$255.52
David Gurlé	547	1,093	$255.52
Laura Shesgreen	390	780	$255.52

The full-recourse loans were then repaid before August 9, 2010, in part through the transfer by certain employees of beneficial ownership of shares of Skype Global to Skype Technologies. The table below provides details of the loans outstanding since January 1, 2010 for our current and former directors and executive officers:

Employee name	Largest aggregate amount of principal outstanding since January 1, 2010	Aggregate amount of principal outstanding as of August 9, 2010	Aggregate amount of principal paid between January 1, 2010 and December 31, 2010(1)	Aggregate amount of interest paid between January 1, 2010 and December 31, 2010(1)	Interest rate payable
Miles Flint	$238,485	$0	$238,485	$3,569	4.00-4.75%
Josh Silverman	$999,935	$0	$999,935	$2,430	0.61-0.67%
Adrian Dillon	$999,935	$0	$999,935	$2,430	0.61-0.67%
Neil Stevens	$149,905	$0	$149,905	$2,283	4.00-4.75%
David Gurlé	$279,369	$0	$279,369	$5,627	5.38%
Laura Shesgreen	$199,306	$0	$199,306	$1,466	2.00%

(1)	The loans were repaid before August 9, 2010.

On August 3, 2010, conditioned upon, and in consideration of, the redemption of the loans extended to certain of our employees and directors in early 2010, those employees who repaid a portion of their respective loans by transferring beneficial ownership of shares of Skype Global to Skype Technologies were issued fully-vested stock options under the Skype Equity Incentive Plan to purchase an aggregate of 13,590 ordinary shares with an exercise price of $259.17. For our executive officers, Josh Silverman received 3,860 stock options, Adrian Dillon received 3,860 stock options, Neil Stevens received 580 stock options, David Gurlé received 1,090 stock options and Laura Shesgreen, our former Chief Financial Officer, received 770 options. The stock options have a 10-year term and may be exercised at any time during the term, subject to earlier termination as provided in the Skype Equity Incentive Plan. Mr. Silverman exercised his stock options for all 3,860 ordinary shares on September 30, 2010.

In addition, in connection with the commencement of his employment with Skype Inc., Jonathan Chadwick subscribed on March 29, 2011 to acquire beneficial ownership of 590 ordinary shares for $340.07 per share for an aggregate purchase price of $200,641.

eBay Patent Option

On August 4, 2010, we and eBay settled the Net2Phone litigation. See “Business—Legal Proceedings—Net2Phone.” In connection with the resolution of such litigation, eBay granted us an option to purchase certain patents for a period of one year until August 4, 2011. The purchase price of the option was $2 million. Should we decide to purchase the patents, we and eBay will negotiate the purchase price in good faith, and the $2 million option price will be applied to the purchase price of the patents. During the period that the option is valid for, eBay can license the underlying patents but is not permitted to sell, transfer, dispose or otherwise encumber them.

Internet Auction Company Distribution Agreement

On July 13, 2006, we entered into a distribution agreement with Internet Auction Co., Ltd (a subsidiary of eBay, which we refer to as IAC) for the distribution, marketing and promotion of paid communications services products in South Korea. Under this distribution agreement, IAC receives 21% of the gross receipts derived from IAC’s sales of paid communications services products through its Korean website as well as from Skype’s sales of SkypeIn through Skype’s website to customers directed to the Skype website by IAC, which together amounted to consideration paid of $0.9 million in 2009 and $1.3 million in 2010 for these distribution services. We may terminate the agreement on sixty days’ notice of non-renewal or in the event the Korean regulatory authority requires adjustment to Skype’s products in such a way that is not reasonably possible for Skype to accept.

Guarantee Agreement between eBay and Bibit

On August 14, 2009, eBay entered into a limited guarantee of full payment of all our liabilities to Bibit B.V. in connection with a Payment Processing Agreement that we entered into with Bibit on the same day. Bibit provides credit card payment processing for our paid products. Under the Guarantee Agreement, eBay’s maximum liability is limited to the lesser of the amounts due and owing under the Payment Processing Agreement and €4.1 million. eBay’s guarantee to Bibit terminates upon the earliest of the closing of our initial public offering and Bibit being reasonably satisfied with the outcome of their assessment of our credit and risk or November 19, 2011.

Pre-Acquisition Transactions with eBay

Prior to the completion of the Skype Acquisition, we entered into a number of transactions with eBay:

•

eBay Software Toolbar. During the year ended December 31, 2009, we entered into an agreement with eBay providing for the distribution of a software toolbar downloaded to certain users. This agreement resulted in net revenues of $2.7 million during the period from January 1, 2009 to November 18, 2009. In conjunction with the Skype Acquisition, this arrangement was terminated.

•

Corporate and Administrative Services. Our consolidated financial statements include allocations for certain corporate and administrative services and support provided to us by eBay, including finance, legal, information technology systems, shared facilities and human resources-related costs. These allocations were based on estimates of the level of effort or resources incurred by eBay on our behalf in providing these services and support. Additionally, certain other expenses incurred by eBay for our direct benefit, such as rent, salaries and certain benefits have been included as expenses in our consolidated financial statements. The total expenses allocated from eBay for the year ended December 31, 2008, and the period from January 1 to November 18, 2009 were $6.2 million and $9.6 million, respectively. Immediately prior to the closing of the Skype Acquisition, $16.8 million of outstanding payables relating to the allocations were settled with eBay while $8.8 million were forgiven.

•

Multi Party Account Pooling Agreement. Prior to the Skype Acquisition, together with other eBay affiliated companies we were a party to a Multi Party Account Pooling Agreement with a financial institution. Our participation in the pool ceased on the date of the closing of the Skype Acquisition.

In addition, prior to the Skype Acquisition, eBay from time to time guaranteed some of our obligations in the ordinary course of business. For more information on pre-acquisition transactions with eBay, see Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

Agreement with Avaya

In September 2010, we entered into an agreement with Avaya, a company active in enterprise communications systems in whose common stock Silver Lake funds holds a 31% beneficial interest. According to this agreement, in a first phase commencing in October 2010, Avaya, acting as Skype’s representative directly and indirectly through its channel partners, has agreed to promote and support on a non-exclusive basis our business product, Skype Connect. As consideration for these services, we have agreed to pay Avaya referral fees for sales made to Avaya customers. In addition, this agreement establishes the framework within which we have agreed to cooperate with Avaya with the objective of launching, in a second phase, interoperability between Avaya enterprise-deployed solutions and Skype end-points. These new integrated solutions, and the underlying technology are in the development stage and are currently expected to be rolled out by the second half of 2011. Upon the launch of these new integrated solutions, we will also pay referral fees to Avaya. This agreement has been entered into for an initial term of three years, subject to automatic renewal provisions and to various termination rights. This agreement has a territorial scope initially limited to the United States.

Qik Acquisition

On January 14, 2011, we acquired 100% of the outstanding capital stock of Qik, Inc. (“Qik”) for approximately $121 million of initial cash consideration and additional payments to employees for future service of approximately $29 million for cash bonuses and retention awards to employees, subject to certain adjustments (the “Qik Acquisition”). Prior to the Qik Acquisition, Horowitz Andreessen Angel Fund, LLC owned Qik convertible preferred stock representing less than 1% of total common and preferred stock on an as-converted basis at the time of the acquisition. As part of the Qik Acquisition, Qik preferred stock was converted into the right to receive consideration and, after exercise of such right on January 14, 2011, all of the shares of Qik preferred stock held by Horowitz Andreessen Angel Fund, LLC were exchanged for approximately $999,000. Mr. Marc Andreessen is a managing member of Horowitz Andreessen Angel Fund, LLC, an investor in Skype and was a member of our board of directors until December 29, 2010. Mr. Ben Horowitz is a managing member of Horowitz Andreessen Angel Fund I, LLC, an investor in Skype and a member of our board of directors.

Policies and Procedures for Related Party Transactions

As provided by our Audit Committee charter to be effective upon completion of this offering, our Audit Committee will be responsible for reviewing and approving related party transactions in which the amount involved is more than $120,000, we are a participant, and any director, nominee for director, executive officer, holder of more than 5% of our outstanding ordinary shares and any of their respective immediate family members has a direct or indirect material interest. Although we currently do not have a written policy for the review and approval of transactions with related parties, transactions with related parties have historically been reviewed by our chief financial officer and, for transactions subject to its approval, our board of directors, with the assistance of external counsel as appropriate.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our ordinary shares at             , 2011 after giving effect to our corporate reorganization, both prior to and as adjusted to reflect the sale of the ADSs in this offering for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each person known to us to be the beneficial owner of more than 5% of our ordinary shares; and

•	each of the selling shareholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

Under SEC rules, ordinary shares subject to options that are exercisable within 60 days of         , 2011 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the number of shares and percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Beneficial ownership “Prior to the Offering” is based on         ordinary shares outstanding on                     , 2011, after giving effect to our corporate reorganization. Beneficial ownership “After the Offering” is calculated based on ordinary shares outstanding on         , 2011, after giving effect to our corporate reorganization, plus the ordinary shares represented by ADSs to be sold by us in this offering. As of the date of this prospectus and after giving effect to our corporate reorganization, we have          shareholders of record.

Unless otherwise indicated, the business address of each of our named executive officers and directors is 23-29 Rives de Clausen, L-2165 Luxembourg.

	Ordinary Shares Beneficially Owned(1)(2)					Percentage of Shares Beneficially Owned(1)(2)
	Prior to the Offering	Shares Being Offered	Shares Subject to Underwriters’ Option	After the Offering	After the Offering (Underwriters’ Option Exercised in Full)**	Prior to the Offering	After the Offering	After the Offering (Underwriters’ Option Exercised in Full)**
More than 5% Shareholders
Silver Lake Funds(3)
c/o Ugland House, South Church Street,
George Town
Grand Cayman, Cayman Islands

eBay International AG(4)
Helvetiastrasse 15/17
CH-3005 Bern
Switzerland

Joltid Limited(5)
c/o Guardian Trust Company Ltd.
(Geneva Branch)
15 boulevard Helvétique
1207 Geneva
Switzerland

CPP Investment Board Private Holdings Inc.(6)
One Queen Street East
Suite 2600, PO Box 101
Toronto, ON M5C2W5
Canada

Directors and Named Executive Officers

Other Selling Shareholders
Andreessen Horowitz Funds(7)
2875 Sand Hill Road
Menlo Park, CA 94025

*	Represents beneficial ownership of less than 1%.
**	If the underwriters exercise their option to purchase additional ADSs in part, then the shares to be sold by each selling shareholder will be reduced pro rata according to the portion of the underwriters’ option that is not exercised.
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Assumes completion of our corporate reorganization.
(3)

The              ordinary shares held by Silver Lake funds are comprised of (a)              ordinary shares held by Silver Lake III Cayman (AIV III), L.P., the general partner of which is Silver Lake Technology Associates III Cayman, L.P., the general partner of which is Silver Lake (Offshore) AIV GP III Ltd.; (b)              ordinary shares held by Silver Lake Technology Investors III Cayman, L.P., the general partner of which is Silver Lake Technology Associates III Cayman, L.P., the general partner of which is Silver Lake (Offshore) AIV GP III Ltd.; and (c)              ordinary shares held by SLP Springboard Co-Invest, L.P., the general partner of which is SLP Springboard Co-Invest GP, Ltd. Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, Michael J. Bingle, Egon Durban, Greg Mondre, Kenneth Y. Hao and Ms. Karen King, as directors of Silver Lake (Offshore) AIV GP III Ltd., may be deemed to share beneficial ownership of any shares beneficially owned by Silver Lake III Cayman (AIV III), L.P., and Silver Lake Technology Investors III Cayman, L.P., but disclaim such beneficial ownership. Messrs. Alan K. Austin, James A. Davidson, Egon Durban, Andy Wagner and Yolande A. Jun, as directors of SLP Springboard Co-Invest GP, Ltd., may be deemed to share beneficial ownership of any shares beneficially owned by SLP Springboard Co-Invest, L.P., but disclaim such beneficial ownership. Messrs. James A. Davidson and Egon Durban are members of our board of directors.

(4)	eBay International AG, a Swiss corporation, is a wholly owned subsidiary of eBay Inc.

(5)

Joltid Limited, a British Virgin Islands limited company which owns 1,085,040 ordinary shares of the Company, is a subsidiary of Clufa Holdings Limited (“Clufa”). The Guardian Trust Company Limited is the trustee of Nimbus Trust and Journey Trust, each of which is an irrevocable trust and owns 50% of the outstanding shares of Clufa. By virtue of its position as trustee of these trusts, the Guardian Trust Company Limited has sole voting and dispositive control over the shares of Clufa held by each of Nimbus Trust and Journey Trust. Niklas Zennström’s family members are the sole beneficiaries of the Nimbus Trust and Janus Friis’s family members are the sole beneficiaries of The Journey Trust. Niklas Zennström and Janus Friis each own 18.75% of Joltid Limited directly. Clufa owns 62.5% of the outstanding shares of Joltid Limited. Mr. Zennström disclaims beneficial ownership of all shares beneficially held by Clufa and Nimbus Trust, and Mr. Friis disclaims beneficial ownership of all shares beneficially held by Clufa and Journey Trust.

(6)

CPP Investment Board Private Holdings Inc. (“CPPIB PHI”) is a wholly owned subsidiary of the Canada Pension Plan Investment Board, which therefore beneficially owns the ordinary shares held by CPPIB PHI. All shares of the Canada Pension Plan Investment Board were issued to Canada’s Federal Minister of Finance to be held on behalf of Her Majesty Queen Elizabeth II in right of Canada. Messrs. David Denison and John Butler, in their capacities as directors of CPPIB PHI, may be deemed to have shared voting or dispositive power over these shares. Each of them, however, disclaims this beneficial ownership.

(7)

The ordinary shares held by Andreessen Horowitz funds are comprised of (a)                      ordinary shares held by Andreessen Horowitz Fund I., L.P.; (b)                      ordinary shares held by Andreessen Horowitz Fund I-A, L.P.; and (c)                      ordinary shares held by Andreessen Horowitz Fund I-B, L.P. The general partner of each Andreessen Horowitz fund is AH Equity Partners I, L.L.C., of which the sole Managing Members are Marc Andreessen and Ben Horowitz.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of some of the terms of our ordinary shares, based on our articles of incorporation as they will become effective upon completion of our corporate reorganization and the Luxembourg law of August 10, 1915 on commercial companies.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of incorporation, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and applicable Luxembourg law and in particular Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time. You may obtain copies of our articles of incorporation as described under “Where You Can Find More Information” in this prospectus.

General

Skype S.A. is a Luxembourg joint stock company (société anonyme). The company’s legal name is “Skype S.A.” Skype S.A. was incorporated on July 23, 2010 as a société à responsabilité limitée and was transformed into a société anonyme on                     , 2011.
Skype S.A. is registered with the Luxembourg Registry of Trade and Companies under number B 154.674. Skype S.A. has its registered office at 23-29 Rives de Clausen, L-2165 Luxembourg.

The corporate purpose of Skype S.A., as stated in Article 4 (Purpose, object), is the following: The object of Skype S.A. is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, or other entities or enterprises, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities or rights of any kind including interests in partnerships, and the holding, acquisition, disposal, investment in any manner (in), development, licensing or sub licensing of, any patents or other intellectual property rights of any nature or origin as well as the ownership, administration, development and management of its portfolio. Skype S.A. may carry out its business through branches in Luxembourg or abroad.

Skype S.A. may borrow in any form and proceed to the issue by private or public of bonds, convertible bonds and debentures or any other securities or instruments it deems fit.

In a general fashion Skype S.A. may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which Skype S.A. has an interest or which form part of the group of companies to which Skype S.A. belongs or any entity as Skype S.A. may deem fit (including upstream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.

Finally, Skype S.A. can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.

Share Capital

After our corporate reorganization, our issued share capital will be                      represented by                      ordinary shares with a nominal value of $0.01 each. All issued shares will be fully paid up.

Immediately after completion of this offering, there will be              ordinary shares outstanding (including ordinary shares represented by ADSs).

We have an authorized unissued share capital of $             and are authorized to issue up to              ordinary shares (subject to stock splits, consolidation of shares or like transactions) with a nominal value of $0.01 each. Immediately after completion of this offering, the authorized unissued share capital will be $            .

Our articles of incorporation authorize our board of directors to issue ordinary shares within the limits of the authorized unissued share capital at such times and on such terms as our board or its delegates may decide for a period commencing on the date of our corporate reorganization and ending five years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg official gazette (unless such period is extended, amended or renewed). Accordingly, our board may issue up to              ordinary shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital is determined by our articles of incorporation, as amended from time to time, and may be increased, reduced or extended by amending the articles of incorporation by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting (see “—General Meeting of Shareholders,” “—Amendment to the Articles of Incorporation”).

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized unissued share capital. Such shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including premium).

Form and Transfer of Shares

Our ordinary shares are issued in registered form only and are freely transferable under Luxembourg law and our articles but our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our ordinary shares.

Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder register.

Without prejudice to the conditions for transfer by book entry where shares are recorded in the shareholder register on behalf of one or more persons in the name of a depository, each transfer of shares shall be effected by written declaration of transfer to be recorded in the shareholder register, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents. We may accept and enter into the shareholder register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

Pursuant to our articles of incorporation, we may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register and the holders of shares shall be entered into one of the registers. Shareholders may elect to be entered into one of these registers and to transfer their shares to another register so maintained. We may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register. We have appointed         as our         registrar and transfer agent, and all shares and shareholders have been transferred from the register held at our registered office to the register held on our behalf by         as our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register, provided that our board of directors may impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at our registered office may always be requested by a shareholder.

In addition, our articles of incorporation provide that our ordinary shares may be held through a securities settlement system or a professional depository of securities. Ordinary shares held in such manner have the same rights and obligations as ordinary shares recorded in our shareholder register. Ordinary shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

Issuance of Shares

Pursuant to Luxembourg law of August 10, 1915 on commercial companies, the issuance of ordinary shares requires the amendment of our articles of incorporation by approval of a two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Incorporation”). The general meeting may approve an authorized unissued share capital and authorize the board of directors to issue ordinary shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and such authorization to the board of directors to issue shares.

We currently have an authorized unissued share capital of $             and the board of directors is authorized to issue up to              ordinary shares (subject to stock splits, consolidation of shares or like transactions) with a nominal value of $             per share. Immediately after completion of this offering, the authorized share capital will be $            . See above “—Share Capital.”

Our articles provide that no fractional shares shall be issued.

Our ordinary shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our ordinary shares.

Pre-emptive Rights

Unless limited, waived or cancelled by our board of directors (see above “—Share Capital”), holders of our ordinary shares have a pro rata pre-emptive right to subscribe for any new shares issued for cash consideration. Our articles provide that pre-emptive rights can be limited, waived or cancelled by our board of directors for a period ending on              in the event of an increase of the issued share capital by the board of directors within the limits of the authorized unissued share capital.

Repurchase of Shares

We cannot subscribe for our own ordinary shares.

We may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for our account, subject to the following conditions:

•

prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

•

the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of incorporation; and

•	only fully paid-up shares may be repurchased.

The general meeting of shareholders has granted the board of directors the authorization to repurchase up to             % of the issued share capital. The authorization will be valid for a period ending on the earlier of 5 years from              or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell ordinary shares in the company under the conditions set forth in Article 49-2 of the Luxembourg law on commercial companies, dated August 10, 1915, as amended from time to time. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force.

The purchase price per ordinary share to be paid shall not represent more than             and shall not be less than             .

In addition, pursuant to Luxembourg law Skype S.A. may directly or indirectly repurchase ordinary shares by decision of our board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to employees.

Capital Reduction

Our articles of incorporation provide that our issued share capital may be reduced, subject to the approval or prior authorization of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting (see “—General Meeting of Shareholders,” “—Amendment to the Articles of Incorporation”).

General Meeting of Shareholders

Any regularly constituted general meeting of shareholders of Skype S.A. represents the entire body of shareholders of Skype S.A.

Each of our ordinary shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our articles of incorporation. Each ordinary share entitles the holder to one vote at a general meeting of shareholders. Our articles of incorporation provide that our board of directors shall adopt all other regulations and rules concerning the attendance to the general meeting, and availability of access cards, proxy forms in order to enable shareholders to exercise their right to vote as it deems fit. Our board of directors may further determine a date preceding the general meeting as the record date for admission to the general meeting.

A shareholder may participate at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, the appointment of which shall be in writing. Our articles of incorporation provide that our board of directors may determine a date by which we or our agents must have received duly completed proxy forms in order for such form to be taken into account at the general meeting.

When convening a general meeting of shareholders, we will publish two notices (which must be published at least eight days apart and in the case of the second notice, at least eight days before the meeting) in the Mémorial, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. Our articles of incorporation provide that if the shares of the Company are listed on a regulated market, the general meeting will also be convened in accordance with the publicity requirements of such regulated market applicable to us.

Our articles of incorporation provide that in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account shall be blocked until the close of the general meeting. Such certificates as well as any proxy forms should be submitted to us no later than the day preceding the fifth working day before the date of the general meeting unless our board of directors fixes a different period.

The annual ordinary general meeting of shareholders of Skype S.A. is held at 2.00 p.m. (Central European Time) on the second Wednesday of June of each year in Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the next following business day.

Luxembourg law provides that the board of directors (and the supervisory auditors (commissaires), if any) is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office at least five days before the general meeting of shareholders.

Voting Rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of incorporation and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions: pursuant to our articles of incorporation, for any ordinary resolutions to be considered at a general meeting, the quorum at such meeting must be at least thirty three and one third percent (33 1/3%) of all outstanding shares of the Company (unless otherwise mandatorily required by law) and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Extraordinary Resolutions: extraordinary resolutions are generally required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution of Skype S.A. and (e) an amendment to our articles of incorporation. Pursuant to our articles of incorporation, for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least the higher of (i) one half (50%) of our issued share capital or (ii) thirty three and one third percent (33 1/3%) of all our outstanding shares unless otherwise mandatorily required by law. If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least thirty three and one third percent (33 1/3%) of all our outstanding shares (unless otherwise mandatorily required by Luxembourg law). Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution.

Appointment and Removal of Directors. Members of our board of directors may be elected by ordinary resolution at a general meeting of shareholders. Under the articles of incorporation, all directors are elected for a period of up to six (6) years. If our general meeting so decides, the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. The articles of incorporation provide that in case of a vacancy the board of directors may fill such vacancy. The directors shall be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of incorporation contain any restrictions as to the voting of our shares by non-Luxembourg residents.

Amendment to the Articles of Incorporation

Shareholder Approval Requirements. Luxembourg law requires that an amendment of the articles of incorporation is made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of incorporation.

Pursuant to our articles of incorporation, for an extraordinary resolutions to be considered at a general meeting the quorum shall be at least the higher of (i) one half (50%) of our issued share capital or (ii) thirty three and one third percent (33 1/3%) of all our outstanding shares (unless otherwise mandatorily required by Luxembourg law). If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least thirty three and one third percent (33 1/3%) of all our outstanding shares (unless otherwise mandatorily required by Luxembourg law). Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution.

Formalities. Any resolutions to amend the articles of incorporation must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and De-Merger

A merger by absorption whereby one Luxembourg company after its dissolution without liquidation transfers to another company all of its assets and liabilities in exchange for the issuance of shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting by an extraordinary resolution of the Luxembourg company, and the general meeting must be held before a notary. Similarly, the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. Generally the decisions to liquidate, dissolve or wind-up require the passing of an extraordinary resolution at a general meeting of our shareholders of each company, and such meeting must be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of incorporation provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, if and when a distribution is declared by the general meeting of shareholders or the board of directors, each ordinary share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of incorporation, the general meeting of shareholders may approve a distribution and the board of directors may declare an interim distribution, to the extent permitted by, and subject to the requirements of, Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution was declared.

Annual Accounts

Under Luxembourg law, the board of directors must prepare annual accounts, i.e., an inventory of the assets and liabilities of Skype S.A. together with a balance sheet and a profit and loss account each year. Our board of directors must also annually prepare consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual general meeting of shareholders, will be filed with the Luxembourg registry of trade and companies.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

In addition, any registered shareholder is entitled to receive a copy of the annual accounts, the consolidated accounts, the auditor’s reports and the management reports free of charge prior to the date of the annual general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Board of Directors

The management of Skype S.A. is vested in a board of directors. Our articles of incorporation provide that the board must comprise at least three members and no more than              members.

A majority of the members of the board present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the board members present or represented. The board may also take decisions by means of resolutions in writing signed by all directors.

The general shareholders’ meeting elects directors and decides their respective terms. Directors may be re-elected but the term of their office may not exceed six years. If our general meeting so decides, the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause by a resolution passed by simple majority vote, irrespective of the number of shares present at such general shareholders’ meeting. If the board has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders’ meeting shall be requested definitively to elect any temporary director.

Within the limits provided for by law, our board may delegate to one or more persons the daily management of the company and the authority to represent the company.

No director shall, solely as a result of being a director, be prevented from contracting with us, either with regard to his tenure in any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any contract in which any director is in any way interested be liable to be voided merely on account of his position as director, nor shall any director who is so interested be liable to account to us or the shareholders for any remuneration, profit or other benefit realized by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

Any director having an interest in a transaction submitted for approval to the board that conflicts with our interest, shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.

Directors and other officers, past and present, are entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director. We may purchase and maintain insurance for any director or other officer against any such liability.

No indemnification shall be provided against any liability to us or our shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer. No indemnification will be provided in the event of a settlement (unless approved by a court or the board), nor will indemnification be provided in criminal defense proceedings in which that director or officer is convicted of an offense.

Transfer Agent and Registrar

We have appointed            as our            registrar and transfer agent, and all shares and shareholders have been transferred from the register held at our registered office to the register held on our behalf by            as our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register, provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at our registered office may always be requested by a shareholder.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American depositary shares, or ADSs. Each ADS will represent                      ordinary shares deposited with the Luxembourg office of             , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System (described below), or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, or ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company (DTC), pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Luxembourg law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent.

Cash. After completion of this offering, we do not expect to declare or pay any cash dividends or cash distributions on our ordinary shares for the foreseeable future. If we were to pay a cash dividend or distribution in a currency other than U.S. dollars, the depositary will convert that dividend or distribution into U.S. dollars if it can do so on a reasonable basis and, if applicable, can transfer the U.S. dollars to the United States. If that is not possible or if any governmental approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency if it cannot convert for the account of any ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest thereon. If the applicable exchange rate fluctuates during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of your distribution. Before making any cash dividend or other cash distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “United States and Luxembourg Income Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Ordinary shares. The depositary may, and will if we ask it to, distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional ordinary shares. If we offer holders of our ordinary shares any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In general, we would be required to register the securities underlying any rights under the Securities Act of 1933 in order for the depositary to distribute those rights to holders of ADSs. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADS holders.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf if you so request. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADS holder, the depositary may choose any practicable method of distribution for such ADS holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADS holder as deposited securities or property, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. The depositary will round all payments to the nearest whole cent.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Record Dates

The depositary may fix record dates for the determination of the ADS holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares;

•	to give instructions for the exercise of voting rights at a meeting of holders of shares;

•	for the determination of the registered holders who shall be responsible for any fee or charge assessed by the depositary as provided for in the deposit agreement; or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares.

The depositary will seek, as far as practical, subject to the laws of Luxembourg and of our articles of incorporation or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

Fees and Expenses

What fees and expenses will you be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement, $5.00 or less for each 100 ADSs (or any portion thereof) issued or surrendered, as the case may be.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of $0.02 or less per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADSs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our ordinary shares or other deposited securities (which charge shall be assessed against holders of ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions, if any);

•

a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities are instead distributed by the depositary to those holders entitled thereto;

•	taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes;

•	expenses of the depositary in connection with cable, telex and facsimile transmission and delivery charges incurred at your request (when expressly provided in the deposit agreement);

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, if any, or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-generating services until its fees for those services are paid. The Depositary has agreed with us to waive the issuance fees above, and not to increase the cash distribution or depositary service fees referred to above, in each case with respect to the shareholders named under “Principal and Selling Shareholders” in this prospectus.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions; or

•	sell any securities or property received and distribute the proceeds as cash.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment; in such case the depositary shall mail a notice of termination to the owners of all ADSs then outstanding at least 30 days prior to the termination date.

After termination, the depositary and its agents will only collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. As soon as practicable after the expiration of four months from the termination date, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. The deposit agreement does not in any way limit our liability under U.S. federal securities laws. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Prior to the issuance, registration, registration of transfer, or cancellation of any ADRs, ADSs or the split-up or combination of any ADRs or the delivery of any distribution in respect thereof, we, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing shares and terms of the deposit agreement and the ADSs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The delivery of ADSs, the acceptance of deposits of shares, the registration of transfer of ADSs or split-up or combination of ADRs, generally or in particular instances, may be suspended when the ADS register or any register for shares is closed or when any such action is deemed reasonably necessary or advisable by the depositary or by us or because of any requirement of law or of any governmental body or commission.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend or other distribution on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•

when it is reasonably necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder

(notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for inspection by ADS holders any reports and written communications, including any proxy soliciting material, received from us which are both received by the depositary as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any such reports and written communications, including any proxy soliciting material, generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADS holders, the depositary will mail copies of them to ADS holders.

The depositary or its agent will maintain a register for the registration and registration of transfer of ADSs and combination and split-up of ADRs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement or the ADSs. Such register may be closed from time to time, when deemed expedient by the depositary or when requested by us.

COMPARISON OF SHAREHOLDER RIGHTS

We are incorporated under the laws of Luxembourg. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Luxembourg and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Luxembourg and our articles of incorporation or the rights of holders of the ordinary shares of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	Luxembourg

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.

Pursuant to the Luxembourg law dated August 10, 1915, as amended (the “Luxembourg Corporate Law”), the board of directors must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board, the shareholders or a spontaneous candidacy) by a simple majority of the votes cast. Directors may be re-elected but the term of their office may not exceed six years.

Pursuant to our articles of incorporation directors are elected by a resolution at a general meeting where a quorum of at least thirty three and one third percent (33 1/3%) of all our outstanding shares are represented (unless otherwise mandatorily required by Luxembourg law) and a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Our articles of incorporation provide that in case of a vacancy, the remaining board members may elect a director to fill the vacancy. See “Comparison of Shareholder Rights—Filling Vacancies on the Board of Directors.”

The articles of incorporation may provide for different classes of directors. Our articles of incorporation do not provide for different classes of directors and each director has one vote.

Our articles of incorporation provide that the board may set up committees and determine their composition, powers and rules.

Delaware	Luxembourg

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Luxembourg Corporate Law provides that directors do not assume any personal obligations for commitments of the company. Directors are liable to the company for the execution of their duties as directors and for any misconduct in the management of the company’s affairs.

Directors are further jointly and severally liable both to the company and to any third parties for damages resulting from violations of the law or the articles of incorporation of the company. Directors will only be discharged from such liability for violations to which they were not a party, provided no misconduct is attributable to them and they have reported such violations at the first general meeting after they had knowledge thereof.

In addition, directors may under specific circumstances also be subject to criminal liability, such as in the case of an abuse of assets.

Our articles of incorporation provide that directors and officers, past and present, are entitled to indemnification from the company to the fullest extent permitted by law against liability and all expenses reasonably incurred by him/her in connection with any claim, action, suit or proceeding in which he/she is involved by virtue of his/her being or having been a director.

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.	Under Luxembourg law no restriction exists as to the transactions that a shareholder may conclude with the company. The transaction must however be in the corporate interest of the company and be made on arm’s length terms.

Delaware	Luxembourg

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.	Not applicable.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred shares, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Pursuant to Luxembourg Corporate Law, directors may be removed at any time with or without cause by the general meeting of shareholders by a simple majority of the votes cast.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred shares, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Luxembourg law provides that in the event of a vacancy of a director seat, the remaining directors may, unless the articles of incorporation of the company provide otherwise, provisionally fill such vacancy until the next annual general meeting at which the shareholders will be asked to confirm the appointment.

The decision to fill a vacancy must be taken at a duly convened and quorate meeting of the board of directors.

Our articles of incorporation provide that vacancies for reasons of death, retirement, resignation, dismissal, removal or otherwise may be filled by decision of the remaining board members in office.

Delaware	Luxembourg

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend bylaws.

Under Luxembourg Corporate Law, amendments to the articles of incorporation of the company require an extraordinary general meeting of shareholders held in front of a public notary at which at least one half of the share capital is represented. The notice of the extraordinary general meeting shall set out the proposed amendments to the articles of incorporation.

If the aforementioned quorum is not reached, a second meeting may be convened by means of notices published twice at intervals of fifteen days or less and fifteen days before the meeting in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) and in two Luxembourg newspapers. The second meeting shall be validly constituted regardless of the proportion of the share capital represented.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast (unless otherwise mandatorily required by Luxembourg law). Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares. A change of nationality of the company as well as an increase of the commitments of its shareholders require however the unanimous consent of the shareholders (and bondholders, if any).

If the company has issued bonds, any amendments to the object of the company or its legal form (except in the case of a merger, de-merger or assimilated operations) require the approval of the bondholders’ general meeting.

Our articles of incorporation provide that unless otherwise mandatorily required by law for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least the higher of (i) one half (50%) of our issued share capital or (ii) thirty three and one third percent (33 1/3%) of all our outstanding shares. If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least thirty three and one third percent (33 1/3%) of all our outstanding shares. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution.

Delaware	Luxembourg

In very limited circumstances the board of directors may be authorized by the shareholders to amend the articles of incorporation, albeit always within the limits set forth by the shareholders. This is the case in the context of the company’s authorized share capital within which the board of directors is authorized to issue further shares or in the context of a share capital reduction and cancellation of shares. The board of directors is then authorized to appear in front of a notary public to record the capital increase or decrease and to amend the share capital set forth in the articles of incorporation.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Pursuant to Luxembourg Corporate Law, at least one general meeting of shareholders must be held each year on the day and at the time indicated in the articles of incorporation of the company. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments and grant discharge to the directors. The annual general meeting must be held within six months of the end of each financial year.

Our articles provide that our annual general meeting be held on the second Wednesday of June of each year at 2 pm CET. If that day is a legal or banking holiday, the meeting will be held on the next following business day.

Other meetings of shareholders may be convened.

Pursuant to Luxembourg law the board of directors (and the supervisory auditors (commissaires), if any) is obliged to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing one-tenth of the issued capital. Such request must be in writing and indicate the agenda of the meeting.

Delaware	Luxembourg

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of incorporation and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions: pursuant to Luxemburg law there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting, and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Extraordinary Resolutions: extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and (e) an amendment of the articles of incorporation.

Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting the quorum shall generally be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Our articles of incorporation provide that for any ordinary resolutions to be considered at a general meeting, the quorum at such meeting must be at least thirty three and one third percent (33 1/3%) of all our outstanding shares (unless otherwise mandatorily required by law) and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Delaware	Luxembourg

Our articles of incorporation provide that unless otherwise mandatorily required by law for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least the higher of (i) one half (50%) of our issued share capital or (ii) thirty three and one third percent (33 1/3%) of all our outstanding shares. If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least thirty three and one third percent (33 1/3%) of all our outstanding shares unless otherwise mandatorily required by law. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•    acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•    in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any

Pursuant to Luxembourg law on agency (mandat), agents (mandataires) are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part.

Luxembourg law on agency is applicable to the mandate of directors and agents of the company.

Our articles of incorporation contain indemnification provisions setting forth the scope of indemnification of our directors and officers. These provisions allow us to indemnify directors and officers against liability (to the extent permitted by law) and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings, except in cases of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer. The indemnification extends, inter alia, to legal fees, costs and amounts paid in the context of a settlement.

Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

Delaware	Luxembourg

claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Under Luxembourg law, and our articles of incorporation the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of incorporation of the company.

Any type of business combination that would require an amendment to the articles of incorporation, such as a merger, de-merger, consolidation, dissolution or voluntary liquidation, requires an extraordinary resolution of a general meeting of a shareholder.

Transactions such as a sale, lease or exchange of substantial company assets require only the approval of the board of directors. Neither Luxembourg law nor our articles of incorporation contain any provision specifically requiring the board of directors to obtain shareholder approval of the sale, lease or exchange of substantial assets of the company.

The Delaware General Corporation Law also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the Delaware General Corporation Law. See “—Interested Shareholders” above.	Not applicable.

Delaware	Luxembourg

Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or our articles of incorporation.

Pursuant to Luxembourg law, shareholders of a public company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote by proxy or, if so provided for by the articles of incorporation, by written voting form. Our articles do not provide for a written voting form.

Shareholder Suits

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Pursuant to Luxembourg law, and our articles of incorporation, the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of incorporation of the company.

Luxembourg law does not require shareholder approval before legal action may be initiated on behalf of the company. The board of directors has sole authority to decide whether to initiate legal action to enforce the company’s rights (other than, in certain circumstances, in the case of an action against board members).

Shareholders do not generally have authority to initiate legal action on the company’s behalf. However, the general meeting of shareholders may vote to initiate legal action against directors on grounds that such directors have failed to perform their duties. If a director is responsible for a breach of the law or of a provision of the articles of incorporation, an action can be initiated by any third party including a shareholder having a legitimate interest. In the case of a shareholder, such interest must be different from the interest of the company.

Luxembourg procedural law does not recognize the concept of class actions.

Delaware	Luxembourg

Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Pursuant to Luxembourg law, distributions may be made (i) by decision of the general meeting out of available profits (up to the prior year end and after approval of accounts as of the end of and for the prior year) and reserves (including premium) and (ii) by the board of directors as interim dividends (accomptes sur dividends) out of available profits (up to prior year end) and reserves (including premium).

We may only make distributions if the following conditions are met:

•    except in the event of a reduction of the issued share capital, a distribution to shareholders may not be made if net assets on the closing date of the preceding fiscal year are, or following such distribution would become, less than the sum of the issued share capital plus reserves, which may not be distributed by law or under our articles of incorporation.

•    the amount of a distribution to shareholders may not exceed the sum of net profits at the end of the preceding fiscal year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, less any losses carried forward and with certain amounts to be placed in reserve in accordance with the law or our articles of incorporation.

Interim distributions may only be made if the following conditions are met:

•    interim accounts indicate sufficient funds available for distribution.

•    the amount to be distributed may not exceed total net profits since the end of the preceding fiscal year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed in reserves in accordance with the law or the articles of incorporation.

Delaware	Luxembourg

•    the board may declare interim distributions no more than two months after the date at which the interim accounts have been drawn up.

•    prior to declaring an interim distribution, the board must receive a report from company auditors confirming that the conditions are met for an interim distribution.

The amount of distributions declared by the annual general meeting of shareholders shall include (i) the amount previously declared by the board of directors (i.e., the interim distributions for the year of which accounts are being approved), and if proposed (ii) the (new) distributions declared on the annual accounts.

Where interim distribution payments exceed the amount of the distribution subsequently declared at the general meeting, any such overpayment shall be deducted from the next distribution.

Our articles of incorporation do permit interim distributions decided by our board of directors.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Pursuant to Luxembourg law, the company (or any party acting on its behalf) may repurchase its own shares and hold them in treasury, provided:

•    the shareholders at a general meeting have previously authorized the board of directors to acquire company shares. The general meeting shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the period for which the authorization is given (which may not exceed five years) and, in the case of acquisition for value, the maximum and minimum consideration.

•    the acquisitions, including shares previously acquired by the company and held by it, and shares acquired by a person acting in his own name but on behalf of the company, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves, which may not be distributed by law or under the articles of incorporation.

•    only fully paid-up shares may be repurchased.

Delaware	Luxembourg

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to the company, provided the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the shares acquired, the proportion of the subscribed capital which they represent and the consideration paid for them; and (ii) in the case of shares acquired by either the company or by a person acting on behalf of the company with a view to redistribute the shares to the staff of the company provided that the distribution of such shares is made within 12 months from their acquisition.

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce the capital of the company or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves, which may not be distributed by law and are subject to specific provisions on reductions in capital and redeemable shares of Luxembourg law.

Any shares acquired in contravention of the above provisions must be re-sold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on the balance sheet of the company, a non-distributable reserve of the same amount must be reflected as a liability.

Our articles of incorporation provide that shares may be acquired in accordance with the law. The general meeting of shareholders authorized the acquisition of up to for a period ending on .

Delaware	Luxembourg

Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

There are no rules under Luxembourg law preventing a director from entering into contracts or transactions with the company to the extent the contract or the transaction is in the corporate interest of the company.

Luxembourg Corporate Law prohibits a director from participating in deliberations and voting on a transaction if (a) such director, or a third party in which such director has an interest, is a party to such transaction, and (b) the interests of such director or third-party conflict with the interests of the company. The relevant director must disclose his personal interest to the board of directors and abstain from voting. The transaction and the director’s interest therein shall be reported to the next succeeding general meeting of shareholders.

The articles of incorporation of the company may require that certain transactions between a director and the company be submitted for board and/or shareholder approval.

Dissenters’ Rights

Under the Delaware General Corporation Law, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Neither Luxembourg law nor our articles provide for appraisal rights.

Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has the number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion.	Not applicable. See “—Board of Directors.”

Delaware	Luxembourg

Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.	Pursuant to Luxembourg law, it is possible to create an authorized but unissued share capital from which the board of directors is authorized by the shareholders to issue further shares and, under certain conditions, to limit, restrict or waive preferential subscription rights of existing shareholders. The rights attached to the shares issued within the authorized share capital will be equal to those attached to existing shares and set forth in the articles of incorporation of the company.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.	The authority of the board of directors to issue additional shares is valid for a period of up to five years unless renewed by vote of the holders of at least two-thirds of the votes cast at a shareholders meeting.

Our articles of incorporation provide for an authorized unissued share capital of $ and are authorized to issue up to ordinary shares (subject to stock splits, consolidation of shares or like transactions) with a nominal value of $0.01 each. Immediately after completion of this offering, the authorized unissued share capital will be $ .

Our articles of incorporation authorize our board of directors to issue ordinary shares within the limits of the authorized unissued share capital at such times and on such terms as our board of directors or its delegates may decide for a period commencing on the date of our corporate reorganization and ending five years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg official gazette (unless such period is extended, amended or renewed). Accordingly, our board may issue up to ordinary shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our ordinary shares or ADSs.

Sale of Restricted Securities

Upon completion of this offering, there will be a total of              ordinary shares outstanding (including ordinary shares represented by ADSs), or              ordinary shares if the underwriters exercise their option to purchase additional ADSs from the selling shareholders in full. All of the ADSs sold in this offering will be freely tradable without restriction under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining              ordinary shares (and any ADSs representing those shares) will be “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption under Rule 144 under the Securities Act, which is described below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of ADSs
On the date of this prospectus
Between 90 and 180 days (subject to extension) after the date of this prospectus.
At various times beginning more than 180 days (subject to extension) after the date of this prospectus

In addition, of the              shares of our ordinary shares that were subject to stock options outstanding as of         , options to purchase              shares of ordinary shares were vested as of              and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriters.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the date on which the registration statement of which this prospectus is a part becomes effective under the Securities Act, a person (or persons whose shares are aggregated) who is an affiliate of ours and has beneficially owned ordinary shares for at least six months will be entitled to sell in any three-month period a number of shares (including shares represented by ADSs) that does not exceed the greater of:

•	1% of the number of ordinary shares ( shares immediately after this offering or shares if the underwriters’ option to purchase additional shares is exercised in full); or

•	the average weekly trading volume of our ADSs on The Nasdaq Global Select Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Under Rule 144, a person, or persons whose shares must be aggregated, who is not an affiliate of ours, and who has not been an affiliate of ours for at least 90 days before the sale, and who has beneficially owned the ordinary shares proposed to be sold for at least six months is entitled to sell the shares without restriction; provided that, until the shares (or any such ADSs) have been held for at least one year, they may only be sold subject to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased ordinary shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on

Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. Subject to the                 -day lock-up period described below, approximately             ordinary shares will be eligible for sale in accordance with Rule 701.

Registration Rights

Upon completion of this offering, the holders of              ordinary shares, or         % of our outstanding ordinary shares as of December 31, 2010, will be entitled, under contracts providing for registration rights, to require us to register our ordinary shares or ADSs owned by them with the SEC. Upon effectiveness of any registration statement, subject to lock-up agreements with the representatives of the underwriters, those ordinary shares or ADSs will be available for immediate resale in the United States in the open market.

Registration on Form S-8

As of                     , 2011, we had outstanding options to purchase             ordinary shares, of which options to purchase             ordinary shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the ordinary shares subject to outstanding options and options issuable pursuant to our equity incentive plan. Please see “Executive Compensation—Compensation Discussion & Analysis—Components of Executive Compensation” for additional information regarding this plan. Accordingly, ordinary shares registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these ordinary shares.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.

Lock-Up Arrangements

Pursuant to lock-up agreements described under “Underwriting” entered into in connection with this offering, we, our executive officers and directors and the selling shareholders are prohibited, subject to exceptions, from selling or otherwise transferring any ordinary shares for a period of              days after the date of this prospectus. However, the representatives of the underwriters, in their sole discretion, may release any of the shares subject to these lock-up agreements at any time without notice.

Luxembourg Resale Restrictions

No prospectus within the meaning of the Luxembourg Law of July 10, 2005 on Prospectuses for Securities (the “2005 Luxembourg Law”) implementing Directive 2003/71/EC of the European Parliament and Council of November 4, 2003 on prospectuses to be published when securities are offered to the public or admitted to trading has been filed in Luxembourg with respect to our ADSs and ordinary shares and therefore our ADSs and ordinary shares may not be offered or sold to the public in Luxembourg (within the meaning of the 2005 Luxembourg law).

Effects of Sales of Ordinary Shares and ADSs

No prediction can be made as to the effect that sales of ordinary shares (in the form of ordinary shares or ADSs) from time to time, or the availability of our shares or ADSs for sale, may have on the market price for our ADSs. Sales of substantial amounts of our ordinary shares or ADSs, or the perception that such sales could occur, could adversely affect the market price of our ADSs and could impair our ability to obtain financing in the future through the offering or sale of ADSs or other equity or equity-linked securities.

UNITED STATES AND LUXEMBOURG INCOME TAX CONSIDERATIONS

United States Federal Income Tax Considerations

This section describes the material United States federal income tax consequences of owning and disposing of the ADSs. This discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to you as owner of the ADSs. In particular, it applies to you only if you acquire your ADSs in this offering and you hold your ADSs as capital assets for tax purposes. This discussion addresses only United States federal income tax consequences and does not address the tax treatment of the ownership and disposition of the ADSs under applicable state or local laws of any jurisdiction. This section does not discuss the tax consequences of the corporate reorganization which was completed immediately prior to this offering to an existing holder of shares at the time of the corporate reorganization. This section does not apply if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a financial institution;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction;

•	a U.S. expatriate; or

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Income Tax Treaty between Luxembourg and the United States (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADSs.

You are a U.S. Holder if you are a beneficial owner of ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation (or other domestic entity treated as a corporation for US federal income tax purposes);

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” is a beneficial owner of ADSs (other than a partnership or other entity treated as a partnership for US federal income tax purposes) that is not a U.S. person for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local and the Luxembourg and other tax consequences of owning and disposing of ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

Taxation of Distributions

U.S. Holders. Subject to the passive foreign investment company (or “PFIC”) rules discussed below, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as ordinary income. If you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 should constitute “qualified dividend income,” provided that the ADSs are readily tradable on The Nasdaq Global Select Market or on another established securities market in the United States or we are eligible for the benefits of the Treaty. It is expected that the ADSs will be listed on The Nasdaq Global Select Market and therefore “readily tradable.”

You must include any Luxembourg tax withheld from the dividend payment as part of the gross amount of the dividend even though you do not in fact receive it. The dividend is taxable to you when the depositary receives it, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.

Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

We expect that following this offering we will be 50% or more owned, by vote or value, by United States persons and it is possible that at least 10% of our earnings and profits will be attributable to sources within the United States. Accordingly, a portion of our dividends may be treated as derived from sources within the United States for foreign tax credit limitation purposes. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends will be calculated as follows: the numerator of such ratio will be the portion of our earnings and profits from sources within the United States for such taxable year, and the denominator will be the total amount of our earnings and profits for such taxable year. However, we do not expect to provide U.S. Holders with such ratio. The remaining portion of the dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. In general, your ability to use foreign tax credits may be limited and is dependent on your particular circumstances. U.S. Holders should consult their own tax advisors with respect to these matters.

Controlled Foreign Corporation Rules. A foreign corporation will be treated as a “controlled foreign corporation” (“CFC”) for United States federal income tax purposes if, on any day during the taxable year of such foreign corporation, more than 50% of the equity interests in such corporation, measured by reference to the combined voting power or value of the equity of the corporation, is owned directly or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by United States Shareholders. For this purpose, a “United States Shareholder” is any United States person that possesses directly, or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code, 10% or more of the combined voting power of all classes of equity in such corporation. If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year, each United States Shareholder of the corporation who owns, directly or indirectly, shares or ADSs in the corporation on the last day of the taxable year on which it is a CFC will be required to include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “Subpart F income,” even if the Subpart F income is not distributed. Subpart F income generally includes passive income but also includes certain related party sales, manufacturing and services income.

We expect that we and certain of our non-U.S. subsidiaries are, and will continue to be following the offering, CFCs for United States federal income tax purposes. Accordingly, United States persons who might, directly, indirectly or constructively, acquire 10% or more of the shares or ADSs of Skype S.A. or any of its non-U.S. subsidiaries, and therefore might be a United States Shareholder, should consider the possible application of the CFC rules, and consult a tax advisor with respect to such matter.

Non-U.S. Holders. Dividends paid to you in respect of ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. Holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders. Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss equal to the difference between the amount that you realize and your tax basis in your ADSs. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. Holders. You will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

In general, with respect to U.S. Holders, a foreign corporation will be a PFIC if for any taxable year in which such corporation’s ADSs are held by U.S. Holders, at least 75% of the gross income for the taxable year is passive income or at least 50% of the value of such corporation’s assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income.

We believe that your ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the ADSs, gain realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. Notwithstanding the above, if we are properly treated as both a PFIC and a CFC for United States federal income tax purposes, U.S. Holders that are also United States Shareholders (as defined above) would be taxed under the CFC rules described above and not under the PFIC rules described above for any periods during which they are a United States Shareholder. In such case, the holder would become subject to the PFIC rules if it ceases to be a United States Shareholder and we continue to be properly treated as a PFIC, in which case, in general, the holder’s holding period would be treated as beginning on the first day after its United States Shareholder status ended.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of ADSs.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. Holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States; and

•	the payment of proceeds to you from the sale of ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. Holder that:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Pursuant to recently enacted legislation, certain payments made to corporate U.S. Holders after December 31, 2011 may also be subject to information reporting and backup withholding.

If you are a non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•

other dividend payments and the payment of the proceeds from the sale of ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax; and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

Luxembourg Tax Considerations

The following is a summary discussion of the material Luxembourg tax considerations of the acquisition, ownership and disposition of your ADSs that may be applicable to you if you acquire our ADSs. This does not purport to be a comprehensive description of all of the tax considerations that may be relevant to you and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.

It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this prospectus and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non- Luxembourg Holder” means any investor in ADSs or shares of Skype S.A. other than a Luxembourg Holder.

Tax regime applicable to capital gains realized upon disposal of shares or ADSs

Luxembourg Holders

Tax residency of holders

A holder of shares or ADSs will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and / or disposing of the shares or ADSs or the execution, performance or enforcement of his/her/its rights thereunder.

Luxembourg individual holders

For Luxembourg resident individuals holding (together, directly or indirectly, with his or her spouse or civil partner or underage children) 10% or less of the share capital of Skype Global S.A., capital gains will only be taxable if they are realized on a sale of shares (or ADSs), which takes place before their acquisition or within the first six months following their acquisition.

For Luxembourg resident individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of Skype Global S.A., capital gains will be taxable, regardless of holding period. In case of a sale after six months from acquisition, a special rate applies.

Luxembourg corporate holders

Capital gains realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.8% for the fiscal year ending 2011 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax law and the Grand Ducal Decree of December 21, 2001 subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption may be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

Non-Luxembourg Holders

An individual non-Luxembourg Holder of shares or ADSs (who has no permanent establishment or permanent representative in Luxembourg to which the shares or the ADSs would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares or ADSs if such holder has (together with his or her spouse or civil partner and underage children) directly or indirectly held more than 10% of the capital of Skype S.A., at any time during the five years preceding the disposal, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares or ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment or a permanent representative in Luxembourg to which shares or ADSs would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares or ADSs as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the shares or ADSs may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfilment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment or permanent representative in Luxembourg to which the shares or ADSs would be attributable will not be subject to any Luxembourg tax on a gain realized on a disposal of such shares or ADSs unless such holder holds, directly or through tax transparent entities, more than 10% of the share capital of Skype S.A., and the disposal of shares or ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

Tax regime applicable to distributions

Withholding tax

Dividend distributions by Skype S.A. are subject to a withholding tax of 15%. Distributions by the Company sourced from a reduction of capital as defined in Article 97 (3) of the Luxembourg Income Tax Law including, among others, share premium should not be subject to withholding tax provided no newly accumulated fiscal profits are recognized by the Company on a stand-alone basis.

Where a withholding needs to be applied, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) a corporation which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of July 23, 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (90/435/EEC), (iii) a corporation or a cooperative resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law, (iv) a corporation resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) a corporation subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares or ADSs representing at least 10% of the share capital of Skype SA or which had an acquisition price of at least €1,200,000.

Non-Luxembourg Holders

Non-Luxembourg holders of the shares or ADSs who have neither a permanent establishment nor a permanent representative in Luxembourg to which the shares or ADSs would be attributable are not liable for any Luxembourg tax on dividends paid on the shares or ADSs, other than a potential withholding tax as described above.

Net wealth tax

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises established in Luxembourg, as determined for net wealth tax purposes. Individuals are not subject to net wealth tax.

Luxembourg Holders

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares or ADSs held unless the Luxembourg Holder is an entity subject to net wealth tax in Luxembourg.

The shares or ADSs may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares or ADSs held unless the shares or ADSs are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and registration taxes

No registration tax or stamp duty will be payable by a holder of shares or ADSs in Luxembourg solely upon the disposal of shares or ADSs by sale or exchange.

Estate and gift taxes

No estate or inheritance tax is levied on the transfer of shares or ADSs upon the death of a holder of shares or ADSs in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes, and no gift tax is levied upon a gift of shares or ADSs if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of shares or ADSs is a resident of Luxembourg for tax purposes at the time of his death, the shares or ADSs are included in its taxable estate for inheritance tax or estate tax purposes.

UNDERWRITING

The company, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table.              is the representative of the underwriters.

Underwriters	Number of ADSs
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Lazard Capital Markets LLC
RBC Capital Markets Corporation
UBS Securities LLC
Allen & Company LLC
Evercore Group L.L.C.

Total

The underwriters are committed to take and pay for all of the ADSs being offered if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional              ADSs from the selling shareholders. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase these ADSs in approximately the same proportions as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional ADSs.

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

The ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $             per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers and directors and the selling shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ADSs or securities convertible into or exchangeable for our ADSs during the period from the date of this prospectus continuing through the date          days after the date of this prospectus, except that the representatives, in their sole discretion, may release any of the shares subject to these lock-up agreements at any time without notice. This agreement does not apply to, among other things, any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain other transfer restrictions.

Prior to this offering, there has been no public market for the ADSs or ordinary shares. The initial public offering price has been negotiated among us, the selling shareholders and the representative. The factors considered in determining the initial public offering price of the ADSs included, in addition to prevailing market conditions, our historical performance, estimates of our business potential and prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We will apply to have the ADSs approved for listing on The Nasdaq Global Select Market under the symbol             .

We do not currently intend to list our ordinary shares on any stock exchange or quotation system and we do not anticipate that there will be an active trading market for our ordinary shares after this offering.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of our ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market from and after the date of this prospectus that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriting syndicate a portion of the underwriting discounts and commissions received by it because the representative has repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time without notice. These transactions may be effected on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Restrictions on Sales Outside the United States

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the U.K. Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Other

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

We estimate that expenses of the offering, excluding underwriting discounts and commissions, incurred by us will be approximately $            .

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time provided, and may in the future provide, various financial advisory and investment and commercial banking services for us and our affiliates for which they received or will receive fees and expenses. In particular, affiliates of certain of the underwriters are lenders under our credit facilities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF SECURITIES

Certain legal matters in connection with this offering will be passed upon for us by Neal D. Goldman, our Chief Legal and Regulatory Officer. The validity of the ordinary shares represented by ADSs will be passed upon for us by Elvinger, Hoss & Prussen, Luxembourg. We are also being represented as to U.S. matters by Sullivan & Cromwell LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP and Arendt & Medernach, Luxembourg with respect to Luxembourg law.

CHANGE IN ACCOUNTANTS

Effective March 30, 2010, pending completion of the audit of the consolidated financial statements for the period from November 19, 2009 to December 31, 2009, PricewaterhouseCoopers S.à r.l., a limited liability partnership based in Luxembourg and a member of the PricewaterhouseCoopers International Network, assumed responsibility as our independent registered public accounting firm. Our certifying accountant was previously PricewaterhouseCoopers LLP, based in the United States, also a member of the PricewaterhouseCoopers International Network. The decision to dismiss PricewaterhouseCoopers LLP was approved by our board of directors effective March 30, 2010, pending completion by PricewaterhouseCoopers LLP of its audit of the consolidated financial statements for the period from November 19, 2009 to December 31, 2009, which was completed on April 27, 2010.

The report of PricewaterhouseCoopers LLP on (a) our combined balance sheet as of December 31, 2008 and our combined statement of operations, of invested equity and of cash flows for the period from January 1, 2009 to November 18, 2009 and for the year ended December 31, 2008 of Skype Luxembourg Holdings S.à.r.l. (“Predecessor Period”) and (b) consolidated balance sheet as of December 31, 2009 and related consolidated statement of operations and of cash flows for the period from November 19, 2009 to December 31, 2009 (“Successor Period”) did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During this two-year Predecessor Period and Successor Period and through April 27, 2010, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their reports on the financial statements for such years. During this two year Predecessor Period and Successor Period and through April 27, 2010, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided PricewaterhouseCoopers LLP with a copy of the foregoing disclosures and requested that they review such disclosures and furnish a letter addressed to the Securities and Exchange Commission stating whether or not PricewaterhouseCoopers LLP agrees with such statements. The response letter from PricewaterhouseCoopers LLP is attached as Exhibit 16.1 of the registration statement of which this prospectus forms part.

During the two-year Predecessor Period and Successor Period and through March 30, 2010, we did not consult with PricewaterhouseCoopers S.à r.l. on matters that involved (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

EXPERTS

The consolidated financial statements of Skype Global S.à r.l. as of December 31, 2010 and for the year then ended (Successor), included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers S.à r.l., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Skype Global S.à r.l. as of December 31, 2009 (Successor) and for the period from November 19, 2009 to December 31, 2009 (Successor), included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Skype Luxembourg Holdings S.à r.l. for the period January 1, 2009 to November 18, 2009 and for the year ended December 31, 2008 (Predecessor), included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the Securities and Exchange Commission, or SEC, relating to this offering. A related registration statement on Form F-6 is being filed to register the issuance of ADSs. This prospectus does not contain all of the information in the registration statement, including the exhibits filed with the registration statement. You should read the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement for a more complete description of the matter involved.

Upon declaration of effectiveness of the registration statement of which this prospectus is a part, we will become subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we will be required to file reports and other information with the SEC, including annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, proxy statements and other information. You may inspect and copy reports and other information filed with the SEC at the public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Skype S.A., 23-29 Rives de Clausen, L-2165 Luxembourg, telephone +352 274 787 11.

We have appointed The Bank of New York Mellon to act as depositary for our ADSs. The Bank of New York Mellon on our behalf will distribute to the holders of ADSs an annual report and interim reports. We will provide the depositary with copies of any other notices, reports and communications we give to our shareholders and we will ask the depositary to forward these copies to you.

SKYPE GLOBAL S.à r.l.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2009 and 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Skype Global S.à r.l.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Skype Global S.à r.l. and its subsidiaries at December 31, 2010, and the results of their operations and their cash flows for the year then ended (the Successor Period) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers S.à r.l.

Luxembourg

March 4, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Skype Luxembourg Holdings S.à r.l.:

In our opinion, the accompanying combined statements of operations, of invested equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Skype Luxembourg Holdings S.à r.l. and its subsidiaries and associated Companies for the period January 1, 2009 to November 18, 2009 and for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Jose, California

April 27, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Skype Global S.à r.l.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Skype Global S.à r.l. and its subsidiaries at December 31, 2009, and the results of their operations and their cash flows for the period from November 19, 2009 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in 2009.

/s/    PricewaterhouseCoopers LLP

San Jose, California

April 27, 2010, except for the effects of purchase price adjustments discussed in Note 4, as to which the date is August 9, 2010.

SKYPE GLOBAL S.à r.l.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars, except share and per share information)

	SUCCESSOR
	December 31, 2009	December 31, 2010	Unaudited Pro Forma Balance Sheet December 31, 2010 (Note 2)
Current assets:
Cash and cash equivalents	$114,077	$142,465	$
Accounts receivable, net	46,540	59,547
Accounts receivable from related parties	22,847	6,343
Prepaid expenses and other current assets	18,981	35,032

Total current assets	202,445	243,387
Property and equipment, net	13,238	36,523
Goodwill	2,372,779	2,372,779
Intangible assets, net	788,118	637,688
Other non-current assets	33,124	27,478

Total assets	$3,409,704	$3,317,855

Current liabilities:
Accounts payable	$5,195	$4,715
Accounts payable to related parties	11,053	1,868
Management service fee payable to shareholders			$
Accrued expenses and other current liabilities	90,852	121,100
Deferred revenue and user advances	142,600	176,681
Income taxes payable and deferred tax liabilities	8,470	10,850
Current portion of long term debt	35,000	38,512
Accrued interest expense	9,076	—

Total current liabilities	302,246	353,726
Long term debt	772,220	686,348
Deferred and other tax liabilities	97,665	31,091

Total liabilities	$1,172,131	$1,071,165	$

Commitments and contingencies (Note 16)
Stockholders’ equity:
Ordinary Share classes A,B,C,D,E,F,G,H,I,J: $ 0.01 par value; 943,673 (December 31, 2009: 941,460) shares of each class authorized; 943,673 (December 31, 2009: 941,460) shares of each class were issued and outstanding at December 31, 2010	$94	$94		$94
Additional paid-in capital	2,315,996	2,337,680		2,337,680
Warrant	17,214	17,214		17,214
Accumulated deficit	(99,721)	(106,626)
Accumulated other comprehensive income/(loss)	3,990	(1,672)		(1,672)

Total stockholders’ equity	2,237,573	2,246,690

Total liabilities and stockholders’ equity	$3,409,704	$3,317,855	$

The accompanying notes are an integral part of these consolidated financial statements.

SKYPE GLOBAL S.à r.l.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars except share and per share information)

	PREDECESSOR		SUCCESSOR
	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009	Year Ended December 31, 2010
Net revenues	$551,364	$626,458	$92,445		$859,815
Cost of net revenues	293,201	298,334	45,647		415,702

Gross profit	258,163	328,124	46,798		444,113

Operating expenses:
Sales and marketing	83,222	104,279	16,710		131,939
Product development	33,599	38,462	6,565		72,263
General and administrative	48,648	48,688	112,274		104,954
Amortization of acquired intangible assets	69,832	55,453	13,284		114,308
Litigation settlement (Note 14)	—	343,826	—		—

Total operating expenses	235,301	590,708	148,833		423,464

Income/(loss) from operations	22,862	(262,584)	(102,035)		20,649
Realized loss on amended credit agreement	—	—	—		(13,513)
Interest income and other (expense), net	10,297	(2,549)	5,492		4,817
Interest expense	—	—	(10,387)		(68,645)

Income/(loss) before income taxes	33,159	(265,133)	(106,930)		(56,692)
Income tax (benefit)/expense	(8,447)	3,950	(7,209)		(49,787)

Net income/(loss)	$41,606	$(269,083)	$(99,721)		$(6,905)

Basic and diluted net loss per share (Class A through J)			$(10.59)		$(0.73)
Weighted average shares, basic and diluted (Class A through J)			9,414,600		9,433,743
Unaudited pro forma basic and diluted net loss per share				$
Unaudited pro forma weighted average shares, basic and diluted

The accompanying notes are an integral part of these consolidated financial statements.

SKYPE GLOBAL S.à r.l.

CONSOLIDATED STATEMENTS OF CHANGES IN INVESTED EQUITY

(Expressed in thousands of U.S. dollars)

PREDECESSOR	eBay Net Investment	Accumulated Other Comprehensive Income	Total Invested Equity
Balance at January 1, 2008	$1,586,403	$503,000	$2,089,403
Stock-based award activity	12,826	—	12,826
Tax benefits from stock-based award activity	64	—	64

Comprehensive loss:
Foreign currency translation adjustment	—	(97,000)	(97,000)
Net income	41,606	—	41,606

Comprehensive loss			(55,394)

Net investment by eBay	13,143	—	13,143

Balance at December 31, 2008	1,654,042	406,000	2,060,042
Stock-based award activity	14,485	—	14,485

Comprehensive loss:
Foreign currency translation adjustment	—	128,299	128,299
Net loss	(269,083)	—	(269,083)

Comprehensive loss			(140,784)

Net investment by eBay	(254,599)	—	(254,599)

Balance at November 18, 2009	$1,144,845	$534,299	$1,679,144

The accompanying notes are an integral part of these consolidated financial statements.

SKYPE GLOBAL S.à r.l.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in thousands of U.S. dollars, except share information)

SUCCESSOR	Ordinary Shares		Additional Paid-in Capital	Warrant	Accumulated Deficit	Accumulated Other Comprehensive Income/(loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at November 19, 2009	—	$—	$—	$—	$—	$—	$—
Issuance of ordinary shares	9,414,600	94	2,315,735	—	—	—	2,315,829
Stock-based award activities	—	—	261	—	—	—	261
Issuance of warrants	—	—	—	17,214	—	—	17,214
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	3,990	3,990
Net loss	—	—	—	—	(99,721)	—	(99,721)

Comprehensive loss	—	—	—	—	—	—	(95,731)

Balance at December 31, 2009	9,414,600	$94	$2,315,996	$17,214	$(99,721)	$3,990	$2,237,573

Issuance of ordinary shares	1,510		500				500
Stock-based award activities	3,860	—	16,951	—	—	—	16,951
Net issuance of ordinary shares under Management Co-Investment Program	16,760	—	4,233	—	—	—	4,233
Comprehensive loss:
Unrealized losses on hedging activities	—	—	—	—	—	(3,113)	(3,113)
Foreign currency translation adjustment	—	—	—	—	—	(2,549)	(2,549)
Net loss	—	—	—	—	(6,905)	—	(6,905)

Comprehensive loss	—	—	—	—	—	—	(12,567)

Balance at December 31, 2010	9,436,730	$94	$2,337,680	$17,214	$(106,626)	$(1,672)	$2,246,690

The accompanying notes are an integral part of these consolidated financial statements.

SKYPE GLOBAL S.à r.l.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	PREDECESSOR		SUCCESSOR
	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009	Year Ended December 31, 2010
Cash flows from operating activities
Net income/(loss)	$41,606	$(269,083)	$(99,721)	$(6,905)
Adjustments:
Provision for doubtful accounts	243	1,597	—	10,590
Depreciation and amortization	75,534	60,649	18,400	161,297
Loss on disposal of property and equipment	1,167	3	—	55
Impairment of investment	—	4,082	—	1,643
Non-cash litigation settlement (Note 14)	—	241,176	—	—
Stock-based compensation	12,826	14,485	261	15,950
Amortization of original issuance discount and direct financing costs	—	—	—	5,905
Realized loss on amended credit agreement	—	—	—	13,513
Deferred income taxes	(15,838)	(513)	(7,875)	(59,432)
Tax benefit from stock-based compensation	64	—	—	—
Excess tax benefits from stock-based compensation	(162)	—	—	—
Changes in assets and liabilities, net of disposal effects:
Accounts receivable	(24,550)	2,960	(3,076)	(30,922)
Accounts receivable from related parties	387	(8,578)	(1,995)	15,410
Prepaid expenses and other current assets	2,159	(16,189)	6,499	(16,752)
Other non-current assets	—	5	3	(334)
Accounts payable	4,394	(20,029)	1,747	(499)
Accounts payable to related parties	7,041	(8,991)	3,619	(234)
Accrued expenses and other current liabilities	21,514	(2,675)	9,823	23,743
Deferred revenue and user advances	20,445	26,025	5,639	36,966
Liability associated with litigation settlement (Note 14)	—	102,650	(94,400)	(8,250)
Interest payable	—	—	9,837	(8,359)
Income taxes payable and other tax liabilities	1,971	475	326	3,463

Net cash provided by (used in) operating activities	148,801	128,049	(150,913)	156,848

Cash flows from investing activities:
Purchases of property and equipment	(4,964)	(11,733)	(1,751)	(32,381)
Purchase of intangible assets and other investments	—	—	(40,600)	(2,643)
Purchase of the Skype companies	—	—	(1,916,630)	—

Net cash used in investing activities	(4,964)	(11,733)	(1,958,981)	(35,024)

Cash flows from financing activities:
Net investment by eBay	13,143	(263,302)	—	—
Proceeds from the issuance of long term debt	—	—	681,700	66,283
Payment for debt issuance costs	—	—	(27,670)	(2,279)
Repayments of long term debt	—	—	—	(154,194)
Proceeds from the issuance of ordinary shares	—	—	1,427,983	5,733
Costs paid in connection with initial public offering	—	—	—	(2,405)
Excess tax benefits from stock-based compensation	162	—	—	—

Net cash (used in) provided by financing activities	13,305	(263,302)	2,082,013	(86,862)

Effect of exchange rate changes on cash and cash equivalents	(12,839)	29,127	(370)	(6,574)
Net increase (decrease) in cash and cash equivalents	144,303	(117,859)	(28,251)	28,388
Cash and cash equivalents at beginning of period	115,884	260,187	142,328	114,077

Cash and cash equivalents at end of period	$260,187	$142,328	$114,077	$142,465

Supplemental Cash flow disclosures:
Cash paid for interest	3	—	—	68,369
Cash paid for income taxes	3,330	157	330	1,087

The accompanying notes are an integral part of these consolidated financial statements.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Nature of Operations

Skype Global S.à r.l. (“Skype Global”, and formerly SLP III Cayman DS IV Holding S.à r.l. and Springboard Group S.à r.l.) was formed in September 2008 by an investor group led by Silver Lake Partners (“Silver Lake”), and includes Joltid Limited and certain affiliated parties (“Joltid”), Andreessen Horowitz, eBay Inc. (“eBay”), the Canada Pension Plan Investment Board (“CPP”) and Charleston Investment Holdings.

Skype Global is the Successor to the Communications business segment (“Predecessor”) of eBay which consisted of the assets and liabilities of Skype Luxembourg Holdings S.à r.l. (“Skype Holdings”) and its affiliates, Sonorit Holdings A.S. (“Sonorit”) and Skype Inc. (collectively the “Skype Companies”). On November 19, 2009, Skype Global acquired the Skype Companies from eBay for consideration valued at $2.7 billion, hereinafter referred to as the “Skype Acquisition”. Skype Global is a holding company and conducts no operations of its own. Prior to the acquisition of the Skype Companies, Skype Global’s activities related only to the Skype Acquisition. Subsequent to the acquisition, the Skype Companies became direct, wholly-owned subsidiaries of Skype Global. All of our operations are conducted by the Skype Companies.

References in the notes of these combined and consolidated financial statements to the “Company”, “Skype”, “we”, “our”, “us” and similar references, refer to Skype Global, Skype Holdings, or the Skype Companies, as applicable.

Skype is a global technology leader that enables real-time communications over the Internet. Our software-based communications platform offers high-quality, easy-to-use tools for consumers and businesses to communicate and collaborate globally through voice, video and text conversations. Skype is headquartered in Luxembourg, with offices in Europe, the U.S. and Asia.

Note 2—Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Predecessor financial statements and successor financial statements are presented which represent the periods preceding and succeeding the Skype Acquisition, respectively.

Predecessor Period

We have historically operated as part of eBay, and not as a stand-alone company. The accompanying combined financial statements for the year ended December 31, 2008 and for the period from January 1, 2009 through November 19, 2009 have been prepared in accordance with accounting principles generally accepted in the United States of America from the accounting records of eBay using the historical basis of assets and liabilities of the Skype Companies.

The predecessor financial statements include 100% of the assets and liabilities of the Skype Companies and have been presented on a combined basis. All intra-company transactions between the Skype Companies have been eliminated in preparing and reporting the combined results.

For presentation purposes only, the Predecessor’s combined financial statements of the Skype Companies are referred to as consolidated financial statements.

The consolidated statement of changes in invested equity in the predecessor period represents eBay’s net investment in Skype. In connection with the Skype Acquisition, a new capital structure was set up which reflects the equity ownership of the new shareholders of the Company (refer to “Note 13—Share Capital” for further details).

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

On October 14, 2005, eBay acquired the Skype Companies (with the exception of Skype Holdings, which eBay formed to consummate the acquisition in 2005, Sonorit, which eBay acquired in April 2006, and certain indirect subsidiaries of Skype Global incorporated subsequent to the acquisition by eBay), which we refer to as the “eBay Acquisition”. The acquisition was accounted for as a purchase. Accordingly, all assets and liabilities acquired were adjusted to their fair market values as of the date of purchase and the allocation of the purchase price paid by eBay is reflected in the predecessor financial statements. eBay held its investment in Skype Holdings through a combination of ordinary shares and Convertible Preferred Equity Certificates (“CPECs”).

The CPECs were denominated in Euro and, had a par value of €25.00 each. The CPECs were mandatorily redeemable on the 49th anniversary of the date of issuance at the greater of the par value plus accrued yield and the fair market value or were convertible into ordinary shares of Skype Holdings on the 30th anniversary from the date of issuance at the option of either the Company or of eBay. In addition, the Company was allowed to provide optional redemption notice at anytime. The CPECs carried a yield at a rate equal to between 80% and 85%, depending on the issuance, of the 12-month Euribor rate which was reset on the first day of each annual accrual period. Immediately prior to the Skype Acquisition, the CPECs were converted into ordinary shares. During the year ended December 31, 2008 and for the period from January 1, 2009 to November 18, 2009, the CPECs resulted in a total yield of $164.2 million and $91.6 million, respectively. No yield was paid in cash until the conversion of CPECs into ordinary shares at which time Skype paid yield of $271.8 million in cash, of which approximately $9.0 million was paid subsequent to the Skype Acquisition, and $182.6 million of yield was forgiven. As the sole shareholder of Skype during the Predecessor period, eBay had complete discretion to characterize its investment in Skype in any form it chose, contribute cash, withdraw excess cash, choose the form in which to make cash investment or withdraw excess cash out of Skype, require Skype to settle intercompany payables for cost allocations or forgive such amounts and require or not require any compensation from Skype for eBay stock compensation issued to Skype employees. Accordingly, we have included all such activities between eBay and Skype, including preferred share arrangements, as a component of eBay’s net investment in Skype.

In January 2008, Skype Holdings transferred its wholly-owned subsidiary Skype Inc. to eBay for cash consideration of $13.1 million. Since Skype Inc. was subsequently sold as part of the Skype Acquisition, the net assets, results of operations and cash flows have been presented in the financial statements on a combined basis in all periods of the predecessor and on a consolidated basis for the successor. The cash consideration received from eBay as a result of this transfer is recorded as an increase in the net investment by eBay in the statement of changes in invested equity.

The amount of eBay’s investment in the Skype Companies is disclosed as Invested Equity in the statement of financial position in each of these periods presented. The Invested Equity represents eBay’s investment in Skype which was comprised of ordinary shares in Skype Holdings (including the shares represented by the conversion of the CPECs), and also includes contributions from (including allocation of expenses that were forgiven by eBay) and distributions to eBay.

The predecessor financial statements include allocations of expenses for certain corporate and administrative functions provided to the Skype Companies by eBay, including general corporate expenses. These allocations were based on estimates of the level of effort or resources incurred by eBay on behalf of the Skype Companies to provide these services and support. Additionally, certain other expenses incurred by eBay for the direct benefit of the Skype Companies have been included in the predecessor financial statements (see “Note 14—Related Party Transactions”).

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Management believes that the estimates, assumptions, and methodology underlying the allocation of these expenses as reflected in the predecessor financial statements are reasonable, however, actual expenses may have differed materially from these allocations had the Skype Companies operated independently of eBay for the periods presented. The predecessor financial statements do not purport to reflect what the results of operations, financial position or cash flows would have been had the Skype Companies operated as an independent company during the periods presented nor do they purport to indicate what the Skype Companies results of operations, cash flows or financial position will be as of any future date or for any future period.

Successor Period

The Skype Acquisition was accounted for as a business combination using the acquisition method and resulted in a new basis of accounting in the acquired Skype Companies. Accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair value at the acquisition date. The excess of purchase price over the fair value of tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. Certain balances in the Successor Period have been updated to reflect the impact of purchase price accounting adjustments calculated during the measurement period and recorded retrospectively in the consolidated financial statements (see “Note 3—Business Combination” and “Note 4—Goodwill and Intangible Assets”). The black lines separating the predecessor and successor financial statements are included to highlight the lack of comparability between these accounts due to the period durations and new basis of accounting resulting from the Skype Acquisition. In connection with the Skype Acquisition, on November 19, 2009 a new capital structure was established, which reflects the equity ownership of the new shareholders of the Company (see “Note 13—Share Capital).

Pro forma balance sheet and loss per share (Unaudited)

The pro forma effect of the expected payment of $             in connection with the termination of our Management Services Agreement (see “Note 16—Commitments and Contingencies”), in connection with our initial public offering, has been reflected in the accompanying pro forma information as of and for the year ended December 31, 2010. The expected payment pursuant to our Management Services Agreement has been reflected in a manner similar to a dividend to be paid out of the proceeds of the offering in excess of the current year’s earnings. The weighted average share used in the calculation of our unaudited pro forma per share data includes the additional             million shares as of December 31, 2010 which (when multiplied by the assumed initial public offering price of $             per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the pro rata estimated underwriting discounts and commissions and the pro rata estimated offering expenses payable by us) would have been required to be issued to generate net proceeds sufficient to pay the $             million distribution pursuant to our Management Services Agreement as of December 31, 2010.

Reclassifications

Certain reclassifications affecting cost of net revenues and operating expenses have been made to our consolidated statements of operations for years prior to 2010, in order to conform with the presentation for the year ended December 31, 2010.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Intercompany transactions

All significant intercompany balances and transactions between the consolidated entities are eliminated in combination or consolidation. All significant balances and transactions with our related parties are included in the consolidated financial statements (see “Note 14—Related Party Transactions”).

Investments

Investments in entities where we hold 20% or more but less than a 50% ownership interest and where we are able to exercise significant influence are accounted for using the equity method of accounting with the investment balance included in other non-current assets. Our share of the investees’ results of operations is included in interest income and other expense, net as these amounts are not material in the periods presented. Investments in entities where we hold less than a 20% ownership interest and where we do not have the ability to significantly influence the operations of the investee are accounted for using the cost method of accounting. Our share of these investees’ results of operations is not included in our consolidated statements of operations and the cost basis of our investments is included in other non-current assets.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to provisions for doubtful accounts, contingencies, stock-based compensation, income taxes, revenue recognition and the recoverability of goodwill and other long-lived assets. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

Derivative instruments

We have significant revenues and costs denominated in foreign currencies, subjecting us to foreign currency risk. We purchase foreign currency exchange contracts that qualify as cash flow hedges, generally with maturities of 12 months or less, to reduce the volatility of cash flows primarily related to forecasted revenue denominated in certain foreign currencies. All outstanding derivatives that qualify for hedge accounting are recognized on the balance sheet at fair value, and changes in their fair value are recorded in accumulated other comprehensive income (loss) until the underlying forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur. The effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss), and is subsequently reclassified into the financial statement line item in which the hedged item is recorded in the same period the forecasted transaction affects earnings. Changes in the ineffective portion of the derivative are recognized in earnings in the current period and were not significant in 2010. Our derivatives program is not designed or operated for trading or speculative purposes.

Our derivative instruments expose us to credit risk to the extent that our counterparties may be unable to meet the terms of the agreements. We seek to mitigate this risk by limiting our counterparties to major financial institutions.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Concentration of credit risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, are primarily cash and cash equivalents and accounts receivable. Substantially all of our cash deposits are held by one major financial institution. Deposits held with this financial institution or other banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and therefore management believes they bear minimal risk. The Company’s trade accounts receivable are primarily comprised of receivables from payment processing suppliers. As of December 31, 2009, our top three payment processing suppliers held 44%, 19% and 15% of our outstanding accounts receivable balances. As of December 31, 2010, our top three payment processing suppliers held 28%, 10% and 9% of our outstanding accounts receivable balances.

During the year ended December 31, 2010, as a result of a dispute with one of our payment processing suppliers, the Company recorded a bad debt expense of $9.2 million. The net accounts receivable from that payment processing supplier was $6.8 million as of December 31, 2009 and $3.3 million as of December 31, 2010.

Foreign currency

The reporting currency of the Company is the U.S. dollar. For those foreign subsidiaries which use the local currency of their respective countries as their functional currency, the assets and liabilities are translated to the U.S. dollar reporting currency at exchange rates prevailing at the balance sheet dates. Revenues, costs of net revenues and operating expenses are translated into U.S. dollars at average exchange rates for the period. Gains and losses resulting from the translation of our assets and liabilities into U.S. dollars are recorded as a component of accumulated other comprehensive income/(loss). Foreign currency gains and losses from transactions denominated in currencies other than the functional currency are recognized under interest income and other (expense), net.

Cash and cash equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Trade accounts receivable

Trade accounts receivable are carried at original invoice amount less an allowance for doubtful accounts. As of the date of the Skype Acquisition, the trade accounts receivable balance was adjusted to reflect its net realizable value. In determining the allowance for doubtful accounts, the Company considers specific accounts, analysis of accounts receivable aging reports, changes in customer payment patterns, customer credit worthiness, historical write-offs and prevailing economic conditions. Total charges to provisions for doubtful accounts in the year ended December 31, 2008, during the period from January 1, 2009 to November 18, 2009, during the period November 19, 2009 to December 31, 2009, and in the year ended December 31, 2010 were $0.2 million, $1.6 million, $nil and $10.6 million, respectively.

Property and equipment

In the predecessor financial statements, property and equipment are stated at historical cost, net of accumulated depreciation and amortization. As of the date of the Skype Acquisition, the property and equipment

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

balances were adjusted to their estimated fair value and started to be depreciated over their estimated remaining useful life. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally one to three years for computer equipment and software, three years for furniture, fixtures and office equipment and the shorter of five years or the term of the lease for leasehold improvements. All repairs and maintenance expenditures are expensed as incurred.

Development costs

The Company continues to develop its peer-to-peer software clients which are downloaded by our users or pre-installed on certain electronic devices in order to use the Company’s free and paid products. Costs for research, including predevelopment efforts prior to establishing technological feasibility of the software are expensed as incurred. Development costs are capitalized when technological feasibility has been established and anticipated future revenues support the recoverability of the capitalized amounts. Capitalization ceases when the product is available for general release to customers.

Due to the short time period between achieving technological feasibility and product release and the insignificant amount of costs incurred during such periods, the Company did not capitalize any software development costs during the year ended December 31, 2008, the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009 or the year ended 2010 and has expensed these costs as incurred.

The cost of developing computer software that is used internally is expensed until the software has reached the application development stage. Once this stage is reached, all costs incurred are capitalized until the software is ready for its intended use, at which time depreciation of the capitalized costs begins. Minimal costs have been incurred for the development of internal use software during the year ended December 31, 2008. During the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009 and the year ended December 31, 2010, internal use software development costs of $0.7 million, $0.3 million and $10.1 million have been capitalized and recorded as property and equipment in our consolidated balance sheets. Total amortization costs of $2.9 million have been recognized during the year ended December 31, 2010 for projects placed into use during the current period.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The goodwill and intangible assets of the Company were measured at fair value upon the acquisition by eBay in 2005 and have been pushed down in the Skype Companies’ consolidated financial statements preceding the Skype Acquisition. At the date of the Skype Acquisition, the assets and liabilities of the acquired entities were measured at fair value due to the change in control giving rise to a new basis of accounting and a new goodwill balance.

All of our acquired identifiable intangible assets, excluding in process research and development, are subject to amortization. Acquired identifiable intangible assets are comprised primarily of customer lists and user base, trademarks and trade names and developed technologies. No significant residual value is estimated for the intangible assets. The estimated useful economic lives of the identifiable intangible assets acquired at the time of the acquisition were two to three years for the customer lists and user base, ten years for trademarks and trade names, three to seven years for developed technologies and five years for other identifiable intangible assets. We

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

include amortization of acquired developed technologies in cost of net revenue and amortization of customer lists and user base, trademarks and other intangibles in amortization of acquired intangible assets in our consolidated statements of operations as operating expenses. In process research and development was recorded at fair value as determined at the acquisition date and will remain at this value until the completion or abandonment of the associated research and development efforts. Upon completion of development, acquired in process research and development assets are generally considered amortizable, finite-lived assets and accounted for accordingly.

We evaluate in process research and development assets for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of our in process research and development assets by determining the likelihood of the associated research and development project completion and if the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. If the associated research and development project completion is unlikely or an asset is not determined to be recoverable, the impairment to be recognized is measured by the amount the carrying value exceeds the fair market value of the asset, which is generally estimated based on projected discounted future net cash flows.

As a result of the Skype Acquisition, we established a new basis of accounting for our goodwill effective as of November 19, 2009. In the Predecessor period, we tested goodwill for potential impairment in our fiscal third quarter to coincide with eBay’s annual planning cycle. In the Successor period we test goodwill on an annual basis in our fiscal fourth quarter. This change to the period in which we conduct the annual test was done to align the test with our new annual planning cycle. In addition to our annual testing we test goodwill in the interim if events and circumstances indicate that goodwill may be impaired. The events and circumstances that we consider include changes in the business climate, legal factors, operating performance indicators and competition. We evaluate impairment of goodwill using a two-step process at the reporting unit level. Based on the manner in which we operate our business and the nature of these operations, we have one reporting unit for goodwill impairment testing purposes. The first step involves a comparison of the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying amount of the goodwill of the reporting unit. If the carrying amount of the goodwill of the reporting unit exceeds the fair value of that goodwill we would recognize an impairment loss in an amount equal to the excess of carrying value over fair value. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill the revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Impairment of long-lived assets

We evaluate long-lived and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of our long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. If an asset is not determined to be recoverable, the impairment to be recognized is measured by the amount the carrying value exceeds the fair market value of the asset, which is generally estimated based on projected discounted future net cash flows.

Revenue recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, delivery of products has occurred or services have been rendered, the fees are fixed or determinable and collection is reasonably assured.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

The Company licenses our Skype software product and provides software updates to our users free of charge. Accordingly, no revenue is derived from the licensing of these software products to users.

The Company earns revenue primarily from the sale of our premium Internet communications services products. Our SkypeOut product, which generates a majority of our revenue, allows our users to place Internet voice calls from our Skype software application to traditional fixed line or mobile networks. Other premium Internet communications services products also include SkypeIn, which allows our users to receive incoming calls to our Skype software application from traditional fixed lines or mobile networks, Skype Access which allows our users to connect to WiFi hotspots through our Skype software application, voicemail and SMS text messaging. These products are collectively referred to as our “communications services”. Our fees for communications services products are primarily charged on a pay-as-you-go or subscription basis.

The Company’s users can purchase prepaid credit which is recorded as deferred revenue and user advances when collected and recognized as net revenue at the time users use the credit. For example, when a user makes a pay-as-you-go call or uses another pay-as-you-go communications services product, the price of the call or other product is charged against the user’s prepaid credit balance and revenue is recognized at the time the user is charged. In addition, any prepaid calling credit that remains in a user’s account for more than 180 days after the last transaction charged against that account is made inactive. Users may subsequently reactivate their credit for an indefinite period by accessing their account through our website. We recognize revenue on inactive credit by applying the delayed recognition approach, which requires management to estimate the point at which it becomes remote that a user will reactivate their credit. These estimates are derived based on historical Company specific data analyzing user behavior, including their likelihood of returning to Skype after 180 days of inactivity, and the volume of users that have reclaimed an inactive credit. During the year ended 2010, we recognized net revenues for prepaid credits made inactive and removed from users accounts of $20.2 million. Prior to January 1, 2010, any prepaid calling credit that remained in a user’s account for more than 180 days after the last transaction charged against that account was deemed expired and recognized as revenue at that date. During the year ended 2008 and the periods from January 1, 2009 to November 18, 2009 and November 19, 2009 to December 31, 2009, we recognized revenue for the expiration of unused prepaid credits in our users’ accounts of $20.6 million, $20.2 million and $3.4 million, respectively.

When a customer purchases a subscription to use our communications services products over a specified period, the amount collected is initially recorded as deferred revenue and user advances and revenue is recognized ratably over the subscription period. We enter into arrangements whereby users can purchase certain subscription products that may contain multiple deliverables such as an unlimited Internet calling plan, voicemail or a discounted online number for a specified period. Where subscription products are bundled, the deliverables are generally available over a corresponding subscription period and revenue is recognized ratably over the period of subscription. In addition, we have a limited number of arrangements with service providers that include multiple deliverables, such as the enablement of our communication services, the configuration of our software clients to enable functionality on mobile handsets, marketing efforts and maintenance and support services. Net revenues from such arrangements with service providers were less than 1% of the total net revenues for the year ended December 31, 2010. If we sell deliverables separately, net revenues recognized from these deliverables are determined based on their stand-alone selling price. When a product is not sold separately, we establish our selling price for that deliverable using vendor-specific objective evidence (“VSOE”), third party evidence (“TPE”) or our best estimate of selling price (“BESP”), and revenues are allocated to each deliverable using the relative selling price method. VSOE is only utilized when we have a history of selling these products separately.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

When VSOE cannot be established, we attempt to establish the selling price of each element based on relevant third party evidence. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our product offerings may be unique to those of our competitors such that comparable pricing of the deliverables with similar features cannot be obtained. Therefore, we are typically not able to determine TPE. When we are unable to establish selling prices using either VSOE or TPE, we use our best estimate of selling prices in the allocation of the arrangement consideration. The objective of the BESP is to determine the price at which we would transact a sale if the product or the service were sold on a stand-alone basis. We determine BESP for a product or a service by computing the cost plus a reasonable margin after considering multiple factors including, but not limited to, our pricing practices, prevailing market conditions, competitive landscape and internal costs. In accounting for multiple deliverables, management’s judgment is necessary when identifying the nature of deliverables in an arrangement as well as determining each individual deliverable’s selling price and allocating relative selling price to the multiple deliverables. Prior to January 1, 2010, we applied the residual method for allocating revenue to deliverables for which we could not establish objective evidence of fair value. Application of the relative selling price method did not have a material impact on our consolidated financial statements.

The Company enters into a limited number of arrangements whereby the software that enables our products is licensed for a fee to manufacturers or retailers of hardware devices. For these arrangements, we apply software revenue recognition rules which require the allocation and deferral of net revenue for the undelivered elements based on their vendor-specific objective evidence of fair value (“VSOE”). VSOE is the price charged when an element in the arrangement is sold separately. If VSOE does not exist for undelivered elements that are specified products or features, we defer all net revenue until the earlier of the delivery of all elements or the point at which VSOE can be determined for each of the undelivered elements. These amounts are not significant to our overall results of operations for all periods presented.

Other revenue is derived from arrangements that provide for the distribution of third-party offerings during the Skype software download process and royalty arrangements whereby the Company receives payments for the licensing of the Skype brand and other Skype features to partners. Under such arrangements, we are typically paid a fee for each successful download and activation of the third party’s products, a one time or recurring per device or per user licensing fee for allowing them to include Skype or reference the Skype brand in devices they manufacture or sell. Revenue from these arrangements is generally recognized in the period sales are reported to the Company, which typically ranges from zero to three months in arrears. The Company also has an online store that allows users to purchase hardware products from third-party vendors, who pay the Company a referral fee either when the user clicks through to the vendor’s website or buys a product from the vendor based on a referral from the Company’s website. Revenue earned from referral fees is recognized on a net basis in our statement of operations and is not significant to our overall results of operations for all periods presented.

Cost of net revenues

Cost of net revenues consists primarily of telecommunications costs or the costs paid to allow calls that originate on the Internet to be made to a telephone or mobile device on a traditional landline or wireless telephone network and other direct costs of rendering service including payment processing fees, site operations, customer support, royalties and amortization of acquired developed technologies.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Indirect taxes

The Company presents indirect taxes assessed by a governmental authority including sales, use, value added and excise taxes on a net basis and therefore the presentation of these taxes is excluded from our revenues and is shown as a liability on our balance sheet until remitted to the taxing authorities.

Advertising expense

The Company expenses the costs of producing advertising at the time production occurs. The advertising cost is expensed in the period during which the advertising space or airtime is used. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally either proportionately as the contractual impressions are delivered, pay-per-click, or on a straight-line basis over the term of the agreement. Advertising expense totaled $37.7 million, $46.7 million, $6.8 million and $43.0 million for the year ended December 31, 2008, the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009 and the year ended December 31, 2010 respectively.

Leases

Operating lease rentals are charged to earnings on a straight-line basis over the term of the lease.

Stock-based compensation

Prior to the Skype Acquisition, the Company’s employees were granted equity based compensation awards under the eBay equity incentive plans for directors, officers and employees that consist of options to purchase eBay’s common stock, restricted stock units settled in eBay’s common stock and non-vested shares of eBay’s common stock. The Company’s employees were also eligible to participate in eBay’s Employee Stock Purchase Plan. We recognized compensation expense for stock options based on the estimated grant date fair value method using the Black-Scholes valuation model and based on the fair value of eBay’s common stock on the date of grant for awards of restricted stock units and non-vested share.

As of the date of the Skype Acquisition, the Company’s employees were no longer eligible to receive equity based compensation awards under the eBay equity incentive plan or to participate in eBay’s Employee Stock Purchase Plan and unvested restricted stock awards and stock options were cancelled with the exception of a limited number of awards whereby vesting was accelerated. Vested stock options to purchase eBay’s common stock expired ninety days subsequent to the Skype Acquisition.

Subsequent to the Skype Acquisition, the Board of Directors of the Company approved an equity compensation plan whereby employees have been granted options to purchase ordinary shares of the Company (the “Skype Equity Incentive Plan”). Under the Skype Equity Incentive Plan, certain options vest based on the continued employment of participants (the “Time-Based Options”) and other options vest based on the achievement of certain performance and market conditions (the “Performance-Based Options”).

The Skype Equity Incentive Plan is administered through a Limited Partnership Agreement with Skype Management L.P., a Partnership registered in the Cayman Islands (the “Partnership”). Prior to an initial public offering (“IPO”), ordinary shares in the Company are not issued directly to or recorded in the name of any participant, rather, when the Company is required to issue any ordinary shares pursuant to the exercise of an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

option, or participation in other equity investment plans, the Company issues the ordinary shares to the Partnership which holds the shares on behalf of such participant in consideration for the issuance of Partnership Units to such participant. The participant thereby becomes a Limited Partner in Skype Management LP. In the event of an IPO, the Partnership Units are redeemable by the Limited Partners for ordinary shares in the Company. This partnership is consolidated with the results of the Company.

For options that vest based on the continued employment of the plan participants, we have estimated the grant date fair value method using the Black-Scholes valuation model. For options that vest based on the achievement of a future performance or market condition, we have estimated grant date fair value method using a Monte Carlo simulation model.

Under the Skype Equity Incentive Plan, we have recognized compensation expense on awards that are ultimately expected to vest solely based on the continued employment of the participants on a straight-line amortization method over the requisite service period. Accordingly, stock-based compensation has been reduced for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behaviors, trends of actual award forfeitures and other events that will result in forfeiture of awards. For options that vest based on the achievement of a future performance or market condition, we recognize compensation expense when a performance condition becomes probable of occurring.

Although the equity awards granted to employees preceding the Skype Acquisition were granted in eBay’s common stock, and awards granted pursuant to the equity plan of the Company have been issued in shares of the Partnership, for purposes of presentation within the consolidated financial statements, the compensation related to these equity grants has been included as a component of invested/stockholders’ equity.

Deferred revenue and user advances

Deferred revenue and user advances consists primarily of payments received from users in advance of revenue recognition for prepaid credit that allow a user to use our paid products in the future on a pay-as-you-go basis. User payments received in advance for subscription products such as subscription based Internet calling are deferred upon collection from the user and recognized as net revenue in the statement of operations over the period the products are delivered.

Income taxes

We are subject to income taxes in Luxembourg and foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including the resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The measurement of deferred tax assets also includes the assessment of valuation allowances and, if necessary, those deferred tax assets are reduced by the amount of any tax benefits that do not meet the “more likely than not” standard to be realized based on available evidence.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given on the final tax outcome of these positions. We adjust these reserves in light of changing facts and circumstances,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

In many tax jurisdictions, our subsidiaries file tax returns as stand-alone entities, and the provision for income taxes is completed on a separate return basis. The exceptions are Luxembourg and the United States where certain entities file on a consolidated return basis enabling us to offset taxable income and losses among members of the consolidated filing group.

Our effective tax rates may differ from the statutory tax rate primarily due to, among other things, the tax impact of foreign operations, certain impairment charges, valuation of our deferred tax assets, transfer pricing and the effect of certain benefits realized related to stock option activity. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates. Our effective tax rate could also fluctuate due to changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations, accounting principles, or interpretations thereof. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Net loss per share

We compute net income per share using the two-class method. Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss, as adjusted for potential effect of dilutive instruments, for the period by the weighted average number of ordinary shares and potentially dilutive ordinary shares outstanding during the period. The dilutive effect of outstanding options and warrants is reflected in diluted earnings per share by application of the treasury stock method. The calculation of diluted net loss per share excludes all anti-dilutive shares. Per share information is not provided for the year ended December 31, 2008 and for the period from January 1, 2009 to November 18, 2009 because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies.

As the holders of ordinary shares participate equally in losses, basic and diluted earnings per share was the same for all classes in the successor periods ended December 31, 2009 and 2010.

Contingencies

The Company records an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. If we determine that it is reasonably possible but not probable that an asset has been impaired or a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, then we disclose the amount or range of estimated loss if the amount or range of estimated loss is material. Accounting for claims and contingencies requires management to exercise its judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. The adoption of this guidance did not impact our consolidated financial statements.

Management does not believe that there are any other recently issued and effective or not yet effective pronouncements as of December 31, 2010 that would have or are expected to have a material impact on the Company’s consolidated financial position, cash flows or results of operations.

Note 3—Business Combination

On November 19, 2009, Skype Global acquired all of the outstanding shares of the Skype Companies for consideration valued at $2.7 billion, including $1.9 billion in cash, a note payable to eBay in the principal amount of $125.0 million, and the issuance of an equity stake of approximately 30% in the Company valued at $0.7 billion. The equity consideration fair value measurement was based on the business valuation performed for the concurrent Skype Acquisition. In conjunction with the Skype Acquisition, the Company paid acquisition related transaction fees and expenses of approximately $98.7 million, which are reflected as general and administrative expenses in the successor financial statements.

The acquisition was accounted for as a business combination using the acquisition method. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The excess of purchase price over the fair value of the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. The Company believes the resulting amount of goodwill is reflective of the long term earnings potential. None of the goodwill generated from the Skype Acquisition is tax deductible. The allocation of the purchase price is based upon a valuation of certain assets and liabilities acquired.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 3—Business Combination (continued)

The purchase price allocation is as follows (in thousands):

SUCCESSOR
Cash	$142,328
Accounts receivable	59,923
Other current assets	33,416
Property and equipment	12,945
Identifiable intangible assets (Note 4)	805,600
Goodwill	2,372,779

Total assets acquired	3,426,991

Accounts payable	11,633
Accrued expensed and other current liabilities	79,209
Deferred revenue and user advances	142,529
Litigation settlement liability (Note 14)	378,426
Deferred tax liability	109,679

Total liabilities assumed	721,476

Total consideration transferred	$2,705,515

Note 4—Goodwill and Intangible Assets

Goodwill

We conducted our annual impairment test of goodwill in the fiscal third quarter of 2009 and determined that no adjustment to the carrying value of goodwill was necessary. Following the Skype Acquisition, we established an annual impairment test date in the fiscal fourth quarter to align with our strategic planning cycle. We conducted our 2010 annual impairment test by estimating the fair value of the Company as a whole since it is considered the reporting unit to which all goodwill is allocated. We estimated the fair value of the reporting unit utilizing industry accepted valuation techniques including the income approach, and the market comparable approach. The fair value derived from this analysis exceeded the carrying value of goodwill and, as a result, we concluded that no adjustment to the carrying value of goodwill was necessary.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 4—Goodwill and Intangible Assets (continued)

Intangible Assets

The fair values for acquired intangible assets were determined by management in part based on valuations performed by independent valuation specialists. The components of acquired identifiable intangible assets were as follows (in thousands):

	December 31, 2009 SUCCESSOR
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Intangible assets:
Customer lists and user base	2-3	$205,700	$(8,805)	$196,895
Trademarks and trade names	10	381,600	(4,435)	377,165
Developed technologies	3-7	178,200	(4,198)	174,002
In process research and development		38,200	—	38,200
Other	5	1,900	(44)	1,856

		$805,600	$(17,482)	$788,118

	December 31, 2010 SUCCESSOR
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Intangible assets:
Customer lists and user base	2-3	$205,700	$(84,572)	$121,128
Trademarks and trade names	10	381,600	(42,595)	339,005
Developed technologies	3-7	178,200	(40,322)	137,878
In process research and development		38,200	—	38,200
Other	5	1,900	(423)	1,477

		$805,600	$(167,912)	$637,688

In conjunction with the Skype Acquisition, Skype Global acquired intangible assets valued at $805.6 million, consisting of $205.7 million in customer lists and user base, $381.6 million in trademarks and trade names, $178.2 million in developed technologies, $38.2 million of in process research and development and $1.9 million of other intangible assets. In process research and development was recorded at fair value as determined at the acquisition date until the completion or abandonment of the associated research and development projects. Upon completion of development, in process research and development assets are generally considered amortizable, finite-lived assets.

The technology acquired includes ownership of the Joltid software (see “Note 14—Related Party Transactions”) and is included in the developed technologies balance at December 31, 2009 and 2010.

The initial accounting for the Skype Acquisition was prepared based on available information at December 31, 2009, however, it was not finalized due to the ongoing evaluation of certain tax filing positions in Luxembourg and other direct and indirect tax estimates recorded on the date of the Skype Acquisition. During the purchase price allocation measurement period, management received the information necessary to conclude

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 4—Goodwill and Intangible Assets (continued)

on the ongoing tax filing position of our Luxembourg entities resulting in an increase in the preliminary purchase price allocation of $32.8 million in deferred tax liabilities and goodwill, respectively. The impact of this adjustment has been recorded in the consolidated financial statements resulting in an additional income tax benefit of $5.0 million in the Successor period ended December 31, 2009.

Aggregate amortization expense for intangible assets totaled $69.8 million, $55.5 million, $17.4 million and $150.4 million for the year ended December 31, 2008, for the period from January 1, 2009 to November 18, 2009, the period from November 19, 2009 to December 31, 2009 and for the year ended December 31, 2010, respectively. The total weighted average amortization period of our acquired identifiable intangible assets, excluding in process research and development, is 7 years.

Expected future intangible asset amortization as of December 31, 2010 is as follows (in thousands):

SUCCESSOR
Fiscal years:
2011	$151,104
2012	126,733
2013	62,364
2014	62,320
2015	61,984
Thereafter	173,183

$637,688

Note 5—Interest Income and Other (Expense), Net

The components of interest income and other (expense), net are as follows (in thousands):

	PREDECESSOR		SUCCESSOR
	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009	Year Ended December 31, 2010
Interest income	$6,400	$1,778	$70	$231
Foreign exchange gain/(loss)	3,673	(1,111)	4,950	4,991
Other	224	(3,216)	472	(405)

Interest income and other (expense), net	$10,297	$(2,549)	$5,492	$4,817

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 6—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets at December 31, 2009 and 2010 were as follows (in thousands):

	SUCCESSOR
	December 31, 2009	December 31, 2010
Prepaid expenses	$1,831	$6,247
Indirect taxes	14,465	21,148
Other	2,685	7,637

	$18,981	$35,032

Note 7—Property and Equipment

Property and equipment at December 31, 2009 and 2010 were as follows (in thousands):

	SUCCESSOR
	December 31, 2009	December 31, 2010
Computer equipment and software	$10,038	$33,509
Furniture and fixtures	1,928	1,986
Leasehold improvements	888	10,165
Other	1,148	4,156

	14,002	49,816
Accumulated depreciation and amortization	(764)	(13,293)

	$13,238	$36,523

Depreciation and amortization expense on property and equipment was $5.7 million, $5.2 million, $0.9 million and $10.9 million for the year ended December 31, 2008, for the period from January 1, 2009 to November 18, 2009, the period from November 19, 2009 to December 31, 2009 and the year ended December 31, 2010, respectively.

Note 8—Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at December 31, 2009 and 2010 were as follows (in thousands):

	SUCCESSOR
	December 31, 2009	December 31, 2010
Compensation and related benefits	$16,388	$18,743
Telecommunications costs	25,877	38,519
Professional fees	1,012	7,704
Indirect taxes	12,999	29,157
Accrued marketing and other	34,576	26,977

	$90,852	$121,100

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 9—Fair Value Measurement of Assets and Liabilities

The following tables summarize our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2010.

	SUCCESSOR
Description	Balance as of December 31, 2009	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents
Bank deposits	$114,077	$114,077	$—	$—

Total cash and cash equivalents	114,077	114,077	—	—

Total financial assets	$114,077	$114,077	$—	$—

Liabilities
Forward Currency Contracts	$—	$—	$—	$—

	SUCCESSOR
Description	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents
Bank deposits	$142,465	$142,465	$—	$—

Total cash and cash equivalents	142,465	142,465	—	—

Total financial assets	$142,465	$142,465	$—	$—

Liabilities
Forward Currency Contracts	$3,054	$—	$3,054	$—

All of our financial assets and liabilities are valued using market prices on active markets (level 1) or observable market based inputs or unobservable inputs that are corroborated by market data (level 2). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets and are applied to measure the fair value of cash and cash equivalents, consisting of short term, highly liquid investments with original or remaining maturities of three months or less when purchased. The carrying value of our long term debt approximates its fair value assuming minimal credit risk and non-performance risk.

The Company has elected to use the income approach to value the derivatives, using observable Level 2 market expectations at measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash, credit risk at commonly quoted intervals, spot and forward rates). Mid-market pricing is used as a practical expedient for fair value measurements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 9—Fair Value Measurement of Assets and Liabilities (continued)

ASC 820 requires the fair value measurement of an asset or liability to reflect the non-performance risk of the entity and the counterparty. Therefore, the impact of the counterparty’s creditworthiness when in an asset position and the Company’s creditworthiness when in a liability position has also been factored into the fair value measurement of the derivative instruments and did not have a material impact on the fair value of these liabilities. For its derivatives, the Company utilizes large financial institutions and reviews counterparty credit worthiness at least quarterly to determine counterparty non-performance risk. The Company does not consider its counterparty credit risk material due to the limited size and duration of its derivatives and the current credit worthiness of its counterparty. Both the counterparty and the Company are expected to continue to perform under the contractual terms of the instruments. See the Derivative Financial Instruments footnote for more information about the Company’s derivatives and risk management strategies (see “Note 12 – Derivatives and Hedging”).

As of December 31, 2009 and 2010, we held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities.

Note 10—Stock-Based Compensation and Employee Benefits

eBay Equity Incentive Plans

Prior to the Skype Acquisition, the Company’s employees were granted equity based compensation awards under the eBay equity incentive plans for directors, officers and employees that consist of options to purchase eBay’s common stock, restricted stock units settled in eBay’s common stock and non-vested shares of eBay’s common stock. The Company’s employees were also eligible to participate in eBay’s Employee Stock Purchase Plan. The charges relating to these awards have been reflected in the consolidated financial statements. Stock options granted under these plans generally vested 25% one year from the date of grant (or 12.5% six months from the date of grant for grants to existing employees) and the remainder vested at a rate of 2.08% per month thereafter, and generally expire seven to ten years from the date of grant. The fair value of stock options was determined using the Black-Scholes option pricing model on the date of grant.

Restricted stock units and non-vested shares were granted to eligible employees under eBay’s equity incentive plans. In general, restricted stock units and non-vested shares vested on an annual basis over two to four years, were subject to the employees’ continuing service to the Company and did not have an expiration date. The fair value of restricted stock units and non-vested shares was determined using the market price of eBay’s common stock on the date of grant.

eBay Equity Incentive Plan Valuation Assumptions

The fair value of each option award was calculated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for each respective period:

	PREDECESSOR
	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009
Risk-free interest rates	2.30%	1.80%
Expected life	3.8 years	3.8 years
Dividend yield	0%	0%
Expected volatility	34.0%	44.8%

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation and Employee Benefits (continued)

The computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on eBay stock. The computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award was based on the U.S. Treasury yield curve in effect at the time of grant.

eBay Equity Incentive Plan Compensation Expense

The following table presents details of total amount of stock-based compensation expense that is included in each of the following line items on our consolidated statement of operations (in thousands):

	PREDECESSOR
	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009
Cost of net revenues	$(145)	$331
Sales and marketing	3,636	4,524
Product development	5,443	2,910
General and administrative	3,892	6,720

Total stock-based compensation expense	$12,826	$14,485

The stock-based compensation expense for awards under eBay’s equity incentive plans was recognized over their respective vesting period. As of November 18, 2009, all unvested awards were cancelled with the exception of a limited number of awards whereby vesting was accelerated. The modifications to these limited number of awards resulted in stock-based compensation expense of $6.5 million during the predecessor period. Following the Skype Acquisition, there was no unearned stock based compensation relating to awards granted under the eBay equity incentive plans.

eBay Stock Option Activity

The following table summarizes the stock option activity of the Company’s employees under the eBay equity incentive plans as of and for the period from January 1, 2009 to November 18, 2009:

	PREDECESSOR
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	2,447,100	$33.69	5.27	$1,393
Granted and assumed	481,328	14.22
Exercised	(122,874)	9.30
Transfers, net	190,931	20.72
Forfeited/expired/cancelled	(1,823,730)	30.81

Outstanding at November 18, 2009	1,172,755	$30.62	—	$2,611
Expected to vest at November 18, 2009	1,172,755	$30.62	—	$2,611
Options exercisable at November 18, 2009	1,172,755	$30.62	—	$2,611

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation and Employee Benefits (continued)

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the quoted market price of eBay’s common stock. At November 18, 2009, options to purchase 194,747 shares of eBay common stock had exercise prices that were less than the quoted market price of eBay’s common stock.

The 1,172,755 stock options outstanding on November 18, 2009 are vested options to purchase shares in eBay’s common stock that expired 90 days subsequent to the date of the Skype Acquisition, under the rules of the Plan. During the period November 19 through December 31, 2009, employees exercised 60,030 options with a weighted average exercise price of $9.41 per share. An additional 132,865 options with a weighted average exercise price of $10.02 per share were exercised subsequent to year end prior to expiring on February 17, 2010. All unvested options to purchase shares in eBay’s common stock were forfeited on the date of the Skype Acquisition.

The weighted average grant-date fair value of options granted during the year ended December 31, 2008, and the period from January 1, 2009 to November 18, 2009 was $7.72 and $5.17, respectively. During the year ended December 31, 2008, and the period from January 1, 2009 to November 18, 2009, the aggregate intrinsic value of options exercised under the eBay equity incentive plans by the Company’s employees was $3.7 million and $1.5 million, respectively, determined as of the date of option exercise.

eBay Restricted Stock Unit Activity

A summary of the status of and changes in restricted stock units granted to the Company’s employees under the eBay equity incentive plans as of November 18, 2009 and changes during the period from January 1, 2009 to November 18, 2009 are presented below:

	PREDECESSOR
	Restricted Stock Units	Weighted Average Grant-Date Fair Value (per share)
Outstanding at January 1, 2009	1,176,849	$26.52
Granted	1,153,368	14.23
Vested	(651,727)	23.92
Transfers, net	26,843	17.38
Forfeited	(1,705,333)	$18.29

Outstanding at November 18, 2009	—

All unvested eBay’s restricted stock units were forfeited on the date of the Skype Acquisition.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation and Employee Benefits (continued)

eBay Non-vested Shares Activity

A summary of the status of and changes in non-vested shares granted under the eBay equity incentive plans as of November 18, 2009 and changes during the period from January 1, 2009 to November 18, 2009 is presented below:

	PREDECESSOR
	Shares	Weighted Average Grant-Date Fair Value (per share)
Outstanding at January 1, 2009	22,392	$38.09
Forfeited	(22,392)	38.09

Outstanding at November 18, 2009	—	$—

During the year ended December 31, 2008 and for the period from January 1, 2009 to November 18, 2009, the fair value of restricted stock units and non-vested share awards vested to the Company’s employees under the eBay equity incentive plans was $3.0 million and $10.4 million respectively, determined as of the date of vesting.

eBay Employee Stock Purchase Plan

Prior to the Skype Acquisition, eligible employees of the Company also participated in the eBay Employee Stock Purchase Plan. Under this plan, shares of eBay’s common stock may be purchased over an offering period with a maximum duration of two years at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period. During the year ended December 31, 2008 and for the period from January 1, 2009 to November 18, 2009, Company employees purchased 88,186 and 130,968 shares of eBay common stock at average prices of $18.57 and $12.87 per share, respectively.

Skype Equity Incentive Plan

On December 17, 2009, the Company adopted the Skype Global S.à r.l. Equity Incentive Plan (the “Plan”) under which employees, directors, service providers and consultants are eligible to be granted equity based compensation awards that consist of options to purchase ordinary shares of the Company. The number of ordinary shares available for grant under the Plan was 517,810 shares and 650,000 shares at December 31, 2009 and 2010, respectively. Options granted under the Plan are non-qualified stock options that vest based on the passage of time, the achievement of investor return thresholds or upon a liquidity event, as defined, and expire after ten years. The Plan expires on December 17, 2019.

Time-Based Options granted under the Plan generally begin to vest and become exercisable on the first anniversary of the grant date, with 20% of the shares subject to the option becoming vested at that time and with the remainder vesting in equal installments of 1.667% at the end of each month thereafter. If certain change in control events occur, excluding an IPO, the Time-Based Options will continue to vest based on the standard schedules however they may become subject to accelerated vesting in that no less than two-thirds of the options will vest by the first anniversary of the change in control and all of the shares by the second anniversary of the change in control.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation and Employee Benefits (continued)

Performance-Based Options granted under the Plan generally vest and become exercisable based on the “multiple of money” return achieved upon the occurrence of an event that results, directly or indirectly, in the sale, transfer or other disposition of ordinary shares held by an initial equity investor of Skype Global S.à r.l. (the “Initial Equity Investors”) for cash. If a liquidity event occurs, the percentage of Performance-Based Options that vest are calculated as the product of the percentage of shares sold by the Initial Equity Investors and a pre-determined percentage of the number of shares subject to the Performance-Based Options based on the multiple of money return achieved by the Initial Equity Investors. The Performance-Based Options that do not become eligible for vesting at the time of an IPO or certain other corporate transactions shall become eligible to vest on subsequent anniversaries of the completion date of the original transaction that follows the end of the Initial Equity Investors’ lock-up period relating to an IPO or corporate transaction. At each eligible vesting date following an IPO or certain other corporate transactions, 20% of the shares subject to the original Performance-Based Options shall become eligible to vest on each such anniversary. The total percentage of Performance-Based Options that actually vest on each such anniversary will be based on the Initial Equity Investor’s multiple of money return calculated using the 90 day average trading stock price prior to such anniversary. If a participant’s employment with the Company is terminated without cause, Performance-Based Options become eligible to vest based on the same measurement criteria in an IPO or other corporate transaction calculated as of the separation date.

Skype Equity Incentive Plan Stock Option Valuation Assumptions

The fair value of each Time-Based Option was determined using the Black Scholes option pricing approach. The fair value of each Performance-Based Option was determined using a Monte Carlo simulation approach, which is commonly used to simulate stock price for the purpose of path dependent option pricing. This method assumes that the stock price of the Company will follow Geometric Brownian Motion and requires complex calculations and subjective assumptions to determine the fair value of an option. As the Performance-Based Options can vest only upon a liquidity event, certain scenarios were modeled separately based on estimates around the probability and timing of a qualifying liquidity event. Potential stock prices are simulated between the grant date and the potential qualifying liquidity events. The average value across all such simulated paths is the value of the Performance-Based Option for a given liquidity event, and the final fair value that has been determined by a probability weighted scenario analysis. Key inputs for the fair value calculations include the stock price as of the grant date, expected volatility, the risk-free interest rate, expected dividend yield and the expected life of options.

The fair value of each option has been calculated on the date of grant using the following weighted-average assumptions:

	SUCCESSOR
	Period from November 19, 2009 to December 31, 2009	Year Ended December 31, 2010
Risk-free interest rate	3.1%	2.6%
Expected life of Time-Based options	6.3 years	6.1 years
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	64%	61%

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation and Employee Benefits (continued)

The computation of expected volatility was derived by referencing the implied historical volatility of comparable publicly traded entities. Due to the absence of sufficient historical data on exercise behavior, the computation of expected life for the options was determined after considering a number of factors including lives estimated using the simplified method and review of peer data adjusted for company specific factors.

Skype Equity Incentive Plan Compensation Expense

The Company recognized stock-based compensation expense of $0.3 million and $16.0 million for the period from November 19, 2009 to December 31, 2009 and for the year ended December 31, 2010, respectively. The following table presents details of total amount of stock-based compensation expense that is included in each of the following line items on our consolidated statement of operations (in thousands):

	SUCCESSOR
	Period from November 19, 2009 to December 31, 2009	Year Ended December 31, 2010
Cost of net revenues	$6	$123
Sales and marketing	111	2,500
Product development	92	2,714
General and administrative	52	10,613
Total stock-based compensation expense	$261	$15,950

The stock-based compensation expense for awards under the Plan is recognized over their respective vesting period. As of December 31, 2009 and 2010, there was $24.0 million and $26.9 million, respectively, of unearned stock-based compensation, net of estimated forfeitures, relating to Time-Based Option awards made to the Company’s employees, directors, service providers and consultants under the Plan that we estimate will be recognized as expenses in the Company’s statement of operations over a weighted average period of 4.1 years. Since the occurrence of a liquidity event that will trigger the eligibility of vesting for Performance-Based Options is outside of the control of the Company or the option holders, compensation expense related to Performance-Based Options will be recognized only when a liquidity event occurs based on the number of shares that become eligible for vesting. As of December 31, 2009 and 2010, there was $15.2 million and $31.0 million, respectively, of unearned stock-based compensation relating to Performance-Based Option awards granted to our employees, directors, service providers and consultants under the Plan. If there are any modifications or cancellations of the underlying unvested awards, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense and as a result, the total amount of actual stock-based compensation expense may differ from the foregoing amounts. Future unearned stock-based compensation will increase to the extent we grant additional stock options or assume unvested equity awards in connection with acquisitions.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation and Employee Benefits (continued)

Skype Stock Option Activity

The following table summarizes the stock option activity under the Plan as of and for the period from November 19, 2009 to December 31, 2009 and for the year ended December 31, 2010:

	SUCCESSOR
	Number of Ordinary Shares Subject to Time-Based Options	Number of Ordinary Shares Subject to Performance-Based Options	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value (in thousands)
Outstanding at November 19, 2009	—	—	$—	$—
Granted	182,669	138,967	255.52	—
Exercised	—	—	—	—
Forfeited/Expired	—	—	—	—

Outstanding at December 31, 2009	182,669	138,967	$255.52	$—

Exercisable at December 31, 2009	—	—	$—	$—

Outstanding at January 1, 2010	182,669	138,967	$255.52	$—
Granted	186,928	224,588	280.55	—
Exercised	3,860	—	259.60	—
Forfeited/Expired	59,348	70,927	255.69	—

Outstanding at December 31, 2010	306,389	292,628	$266.15	$32,630

Expected to vest at December 31, 2010	203,464	16,046	$269.10	$12,571
Exercisable at December 31, 2010	51,476	16,046	$256.05	$5,243

Aggregate intrinsic value is calculated as the difference between the estimated fair value of the underlying ordinary shares and the exercise price. At December 31, 2010, 452,712 options to purchase the Company’s ordinary shares had an exercise price that were less than the most recent estimated fair value of the Company’s ordinary shares.

The weighted average grant-date fair value of options granted during the period ended December 31, 2009 and the year ended December 31, 2010 was $121.94 and $129.01, respectively. During the period ended December 31, 2009 and the year ended December 31, 2010 the aggregate intrinsic value of options exercised under the Skype Equity Incentive Plan by the Company’s employees was zero, determined as of the date of option exercise.

In October 2010, 52,000 Time-Based Options and 78,000 Performance-Based Options were granted under the Plan in combination with a cash bonus. Each of these awards is outstanding and none are vested at December 31, 2010. The stock options are classified as equity and the cash bonus is accounted for at fair value and classified as a liability. The amount of the cash bonus is based on the Company’s stock price in an amount ranging from $nil and $71.71 for each outstanding stock option that becomes vested, depending on the difference between the Company’s stock price on the vesting date and $259.17, and is to be paid on the vesting date. As of December 31, 2010, we recorded compensation expense of approximately $0.1 million for the estimated liability associated with the cash bonus linked to the vesting of the Time-Based Options. Since the occurrence of a liquidity event that will trigger the eligibility of vesting for Performance-Based Options is outside of the control of the Company or the option holders, any cash bonus compensation expense linked to the vesting of Performance-Based Options will be recognized only when a liquidity event occurs based on the number of shares that become vested.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation and Employee Benefits (continued)

Employee Benefit Plans

During the year ended December 31, 2010, the Company established certain retirement benefit plans covering the majority of its employees. These plans were designed to be qualified as tax-deferred, defined contribution plans under the relevant tax codes in the applicable jurisdictions. Eligible employees may contribute a percentage of their annual salary through payroll deductions, but not more than the statutory limits applicable in the employees’ local jurisdictions. The Company matches employee contributions based on the levels defined by the applicable plan documents. During the year ended December 31, 2010, the Company’s contributions totaled $1.6 million.

Note 11—Long Term Debt

Long term debt consisted of the following (thousands):

	SUCCESSOR
	December 31, 2009	December 31, 2010
Five year credit agreement	$682,220	$724,860
Seller note	125,000	—

	807,220	724,860
Less: current portion of long term debt	35,000	38,512

	$772,220	$686,348

Credit Agreement

On November 19, 2009, the Company entered into a five year credit agreement providing a $700.0 million term loan and $30.0 million revolving commitment, the term loan bears a variable interest rate calculated on the basis of LIBOR, subject to a 2% floor, plus 7% (the “Five Year Credit Agreement”). The Five Year Credit Agreement requires quarterly interest payments and non-uniform principal repayments on the term loan by the Company to the lenders through November 19, 2014. The proceeds of the $700.0 million term loan, after an original issuance discount (“OID”) of $18.3 million and the deduction of direct financing costs of $27.7 million, were used by the Company to fund the Skype Acquisition. The original issuance discount has been recorded as an adjustment to the carrying value of the debt obligation and the direct financing costs, consisting primarily of legal and underwriting fees, have been deferred and are presented as other non-current assets on the balance sheet. The OID and the direct financing costs are recognized as interest expense over the term of the loan by applying the effective interest rate method.

On February 23, 2010, the Company entered into the First Amendment to the Five Year Credit Agreement to provide for, among other things, increased term loan borrowings by $75.0 million, from $700.0 million to $775.0 million and decreased the variable interest rate. The variable interest rate decrease was due primarily to improved credit ratings. The term loan under the First Amendment to the Five Year Credit Agreement bears a variable interest rate calculated on the basis of LIBOR, subject to a 2.0% floor, plus 5.0% or 5.5% for the U.S. Dollar and Euro tranches, respectively. The First Amendment to the Five Year Credit Agreement requires quarterly interest payments and non-uniform principal repayments on the term loan by the Company to the lenders through to February 23, 2015. The weighted average interest rate for the period from November 19, 2009 to December 31, 2009 and for the year ended December 31, 2010 was 9% and 7.4%, respectively.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 11—Long Term Debt (continued)

The Company contributed the increase in net borrowings to the repayment of the entire outstanding $125.0 million PIK loan from eBay, plus accrued and unpaid interest of $4.0 million. Under the First Amendment to the Five Year Credit Agreement, $242.5 million of the original $700.0 million term loan was considered extinguished and $457.5 million was considered modified. As a result, a realized loss on amended credit agreement of $13.5 million relating to the deferred financing fees and OID associated to the portion of the loan that was considered extinguished has been recognized in the Company’s consolidated statement of operations for the year ended December 31, 2010. The OID on the First Amendment to the Five Year Credit Agreement of $8.7 million was recorded as an adjustment to the carrying value of the debt obligation and the direct financing costs on the First Amendment to the Five Year Credit Agreement of $2.3 million, consisting primarily of legal and underwriting fees, were deferred and are presented as other non-current assets on the balance sheet. The OID and the direct financing costs on the First Amendment to the Five Year Credit Agreement are recognized as amortization expense over the term of the loan by applying the effective interest rate method.

As of December 31, 2010, the carrying value of the outstanding debt under the credit agreement was $724.9 million, of which $38.5 million and $686.3 million are classified as current and non-current liabilities, respectively, in our consolidated balance sheet. The amounts outstanding under the credit agreement are presented net of the unamortized OID. The interest rates at December 31, 2010 were 7.0% and 7.5% for the U.S. Dollar and Euro tranches, respectively. As of December 31, 2009 and 2010, the Company had unused credit facilities of $30.0 million and $27.3 million, respectively. At December 31, 2009 and 2010, outstanding letters of credit were $nil and $2.7 million, respectively. As of December 31, 2010 and throughout the reporting periods presented, the Company was in compliance with all covenants and restrictions under the Five Year Credit Agreement. On February 23, 2010, the Company entered into the First Amendment to the Five Year Credit Agreement.

Under our Amended Five Year Credit Agreement, we may be required to prepay our outstanding term loan in a number of circumstances, including if we receive net proceeds arising from the sale or transfer of assets and properties or the incurrence of additional indebtedness. In addition, commencing in the fiscal year ending December 31, 2011, and based on our previous annual consolidated financial statements, we will be required to prepay outstanding term loans with a percentage of our “excess cash flow,” calculated as set forth in our Amended Five Year Credit Agreement, if our leverage ratio exceeds pre-defined levels. If, as of the end of the relevant fiscal year, our leverage ratio is greater than or equal to 3:1, we will be required to prepay outstanding term loans in the aggregate amount of 50% of our excess cash flow. If, as of the end of the fiscal year, our leverage ratio is greater than or equal to 2.25:1 but less than 3:1, we will be required to prepay outstanding term loans in the aggregate amount of 25% of our excess cash flow. If our leverage ratio is less than 2.25:1 as of the end of the fiscal year, we will not be required to prepay outstanding term loans with excess cash flow for that year.

Seller Note

In conjunction with the Skype Acquisition, the Company entered into a payment in kind (PIK) loan agreement with eBay with a face value of $125.0 million. On February 23, 2010, the Company repaid the entire outstanding PIK loan plus accrued and unpaid interest of $4.0 million and the loan is no longer outstanding. The note accrued interest at 12% and both principal and interest were to become payable on November 19, 2015.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 11—Long Term Debt (continued)

Debt Maturity

Maturities of outstanding debt, as of December 31, 2010, are as follows (in thousands):

SUCCESSOR
Fiscal years:
2011	$38,512
2012	38,512
2013	67,397
2014	452,521
2015	144,422

741,364
Less: Unamortized original issuance discount	(16,504)

$724,860

Note 12—Derivatives and Hedging

During the year ended December 31, 2010, we entered into foreign exchange forward contracts that are designated as cash flow hedging instruments to mitigate the exposure to certain portions of our Euro denominated revenue. As of December 31, 2010, we had six outstanding foreign exchange forward contracts with an aggregate notional value of approximately $31.8 million and maturity dates within six-months. The fair value of these derivatives at December 31, 2010 is $3.1 million and is recorded in other current liabilities. During the year ended December 31, 2010, we recognized a loss of $3.1 million in other comprehensive income, a loss of $3.4 million in revenue and a gain in interest income and other (expense), net of $0.1 million related to these foreign exchange forward contracts.

During the years ended December 31, 2008 and 2009, there were no derivative or hedging activities.

Note 13—Share Capital

Predecessor Period

Invested Equity

eBay held its investment in Skype Holdings through a combination of ordinary shares and CPECs.

Successor Period

Authorized and issued

The Company’s authorized share capital is 9,436,730 shares with a par value of $0.01 each. The Company’s authorized share capital consists of classes A,B,C,D,E,F,G,H,I,J. In December 2010, the capital of the Company was increased by the issuance of 151 shares of each class with a par value of $0.01 each to the Partnership. The aggregate consideration for this issuance was $0.5 million. At December 31, 2010, 943,673 shares of each class were issued and outstanding representing a total of 9,436,730 shares authorized, issued and outstanding.

In accordance with the Company’s Articles of Association, there are no required dividends payable, preferential rights or a difference in voting rights between the various classes of shares. In the event dividends are distributed, the holders of shares in each class of shares shall first be entitled to receive, pro-rata, a dividend representing (a) 0.010% of the nominal value of the class A shares, (b) 0.015% of the nominal value of the class

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 13—Share Capital (continued)

B shares, (c) 0.020% of the nominal value of the class C shares, (d) 0.025% of the nominal value of the class D shares, (e) 0.030% of the nominal value of the class E shares, (f) 0.035% of the nominal value of the class F shares, (g) 0.040% of the nominal value of the class G shares, (h) 0.045% of the nominal value of the class H shares, (i) 0.050% of the nominal value of the class I shares and (j) 0.055% of the nominal value of the class J shares. All remaining profits of the Company for distribution, if any, are allocated to the classes of shares in reverse alphabetical order.

Ordinary Share Warrants

In conjunction with the closing of the Skype Acquisition, the Company and eBay settled a dispute with Joltid (see “Note 14—Related Party Transactions”) whereby we issued warrants to purchase an additional 98,680 shares representing an approximate 1% stake in the Company. To calculate the fair value of the warrants, we used a Black-Scholes model. The warrants have an expiration date of 10 years following the close of the Skype Acquisition, however terminate upon change in control and require exercise or expiration. The warrants were issued as of the close of the transaction at an exercise price of $316.92. The expected life of the warrants for valuation purposes is its full contractual term of ten years. The volatility of the shares over this expected life was estimated to be approximately 80% and a risk free interest rate of 3.35% was applied based on the approximate US Treasury constant maturity yield commensurate with the estimated life of the warrant instruments, as of the valuation date. Based on these assumptions, the estimated fair value of the warrants issued to Joltid was $17.2 million On April 15, 2010, the warrants were transferred to SEP Investments Pty Limited, an entity unaffiliated with Joltid.

Management Co-Investment Plan

During the year ended December 31, 2010, certain members of our senior management were offered the opportunity to participate in a management co-investment plan and acquire a beneficial ownership of shares of Skype Global. Participants in the management co-investment plan were granted loans in the aggregate amount of $4.3 million in order to partially fund their participation in the management co-investment plan (the “Co-Investment Loans”), which were of full recourse to the Company and bear interest at prevailing market interest rates.

The management co-investment plan is administered through the Partnership. In April 2010, the capital of the Company was increased by the issuance of 3,035 shares of each class with a par value of $0.01 each to the Partnership.

The Co-Investment Loans, including interest, were repaid in August 2010 through the cancellation of 1,359 of the Company’s shares held by the Partnership and a cash settlement of $0.8 million by the participant in the management co-invest plan. Total interest earned and accrued under the plan as of December 31, 2010 was less than $0.1 million. As of December 31, 2010, there is no outstanding balance on the Co-Investment Loans. The Co-Investment Loans, including interest, were repaid in August 2010 through the cancellation of 1,359 of the Company’s shares held by the Partnership and a cash settlement of $0.8 million by the participants in the management co-invest plan.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 14—Related Party Transactions

PayPal Inc. (PayPal), an eBay subsidiary, provides payment processing services to the Company. We recognized expenses of $1.9 million, $4.1 million, $0.3 million and $6.0 million for the year ended December 31, 2008, the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009 and for the year ended December 31, 2010, respectively, for these payment processing services. Under the terms of the agreement with PayPal, the charges for its services have fluctuated from period to period due in part to receipt of incentives in certain periods that resulted in lower processing fees. Accounts receivable due from PayPal at December 31, 2009 and 2010 were $12.8 million and $6.3 million, respectively.

During the year ended December 31, 2009, the Company entered into an agreement with eBay providing for the distribution of a software toolbar download to certain users. This agreement resulted in net revenues of $2.7 million during the period from January 1, 2009 to November 18, 2009. In conjunction with the Skype Acquisition this arrangement was terminated.

The Company’s financial statements include allocations for certain corporate and administrative services and support provided to the Company by eBay, including finance, legal, information technology systems, shared facilities and human resource-related costs. These allocations were based on estimates of the level of effort or resources incurred by eBay on the Company’s behalf in providing these services and support. Additionally, certain other expenses incurred by eBay for the Company’s direct benefit, such as rent, salaries and certain benefits have been included as expenses in the Company’s financial statements. The total expenses allocated from eBay for the year ended December 31, 2008 and the periods from January 1 to November 18, 2009 were $6.2 million and $9.6 million, respectively, and have been included in general and administrative expenses in the Company’s statement of operations and are recorded as accounts payable to related parties in our balance sheet. Immediately prior to the Skype Acquisition, $16.8 million of outstanding payables relating to the allocations were settled with eBay while $8.8 million were forgiven.

Prior to the Skype Acquisition, the Company along with other affiliated companies entered into a Multi Party Account Pooling Agreement (the “Pool”) with a financial institution. Under this agreement, the Company (like each Pool participant), guarantees to the Bank as principal obligor, up to the aggregate of the credit balances of all of its accounts with the Bank at that time, the payment of any other Pool participant’s liabilities to the Bank, arising in connection with the accounts of that Pool participant, whether arising on any account of any overdraft facility provided by the Bank including all debit balances on the account, or arising under the Pooling Agreement. The Company accounted for its share of the interest earned from the Pool in interest income and other in the consolidated statements of operations. Our participation in the Pool ceased on the date of the Skype Acquisition.

Certain Initial Equity Investors hold investments in the term loan under the Five Year Credit Agreement (see “Note 11—Long Term Debt”). At December 31, 2009 and 2010, PayPal, a wholly owned subsidiary of eBay, held $50.0 million and $89.5 million face value, respectively; Silver Lake held $41.4 million and $33.5 million in face value, respectively; Andreessen Horowitz held $1.9 million and $nil, respectively; and CPP held $8.5 million and $nil, respectively.

On July 13, 2006, we entered into a distribution agreement with Internet Auction Co., Ltd (a subsidiary of eBay, which we refer to as IAC) for the distribution, marketing and promotion of paid communications services products in South Korea. Under this distribution agreement, IAC receives 21% of the gross receipts derived from IAC’s sales of paid communications services products through its Korean website as well as from Skype’s sales of SkypeIn through Skype’s website to customers directed to the Skype website by IAC, which together

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 14—Related Party Transactions (continued)

amounted to consideration paid of $0.9 million, $0.8 million, $0.1 million and $1.3 million for the year ended December 31, 2008, the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009 and for the year ended December 31, 2010, respectively, for these distribution services. We may terminate the agreement on sixty days’ notice of non-renewal or in the event the Korean regulatory authority requires adjustment to Skype’s products in such a way that is not reasonably possible for Skype to accept.

On August 14, 2009, eBay entered into a limited guarantee of full payment of all our liabilities to Bibit B.V. (“Bibit”) in connection with a Payment Processing Agreement that we entered into with Bibit on the same day. Bibit provides credit card payment processing for our paid products. Under the Guarantee Agreement, eBay’s maximum liability is limited to the lesser of the amounts due and owing under the Payment Processing Agreement and €4.1 million ($5.4 million at December 31, 2010). eBay’s guarantee to Bibit terminates upon the earliest of the closing of an IPO and Bibit being reasonably satisfied with the outcome of their assessment of our credit and risk or November 19, 2011.

In conjunction with the Skype Acquisition, the Company entered into a Transition Services Agreement (“TSA”) with eBay that provides us continued access to certain corporate and administrative services and support subsequent to the Skype Acquisition. The TSA primarily addresses continued access to information technology systems while the Company develops its own systems. The total charges incurred under the TSA for the period from November 19, 2009 to December 31, 2009 and for the year ended December 31, 2010 were $1.1 million and $2.5 million, respectively. Charges incurred under the TSA have been included in general and administrative expenses of the Company.

In conjunction with the Skype Acquisition, eBay agreed to fund a special cash pool to reward eligible Skype employees. Employees are eligible to receive a bonus based on continued employment that will vest on the one-year anniversary of the Skype Acquisition. The total value of the awards funded by eBay is $10.0 million and was recorded as an asset in the opening balance sheet of the Skype Companies. Compensation expense was recorded based on the actual value of the awards that vested. The $10.0 million special cash pool resulted in compensation and payroll tax expenses of $1.1 million and $8.9 million for the period from November 19, 2009 to December 31, 2009 and the year ended December 31, 2010, respectively. eBay funded the special cash pool in December 2010.

The Company has entered into Management Service and Advisory Agreements with Equity Investors in the Company. Under the terms of the agreements, certain shareholders are paid fees for management, consulting or advisory services provided to the Company. During the period from November 19 through December 31, 2009, and for the year ended December 31, 2010, the Company recognized approximately $1.7 million and $14.8 million, respectively, in fees which are reflected as general and administrative expenses in the successor financial statements of the Company.

In conjunction with the Skype Acquisition, the Company paid an aggregate transaction fee of $60.0 million to certain shareholders including Silver Lake, the CPP Investment Board and Andreessen Horowitz. In addition, the Company paid $1.3 million to reimburse these shareholders for out of pocket expenses they incurred in connection with the Skype Acquisition. These payments are reflected as general and administrative expenses in the successor financial statements of the Company.

We entered into a payment-in-kind loan agreement with eBay with a face value of $125.0 million in order to partially fund the Skype Acquisition. On February 23, 2010, we repaid the entire outstanding payment in kind

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 14—Related Party Transactions (continued)

loan plus accrued and unpaid interest of $4.0 million and the loan is no longer outstanding. The note accrued interest at 12%, and both principal and interest were to become payable on November 19, 2015.

Litigation Settlements

In conjunction with the closing of the Skype Acquisition, the Company and eBay settled a dispute with Joltid over our use of certain peer-to-peer communication technology. As part of the settlement, Joltid received an approximate 10% share in the equity of the Company valued at $224.0 million, a cash payment of $85.0 million, and a warrant to purchase an additional 1% equity stake in the Company (see “Note 13—Share Capital”) in exchange for providing the Company ownership of the Joltid software. In connection with the settlement transaction, Joltid also invested $80.0 million for an approximate 3.4% share in the equity of the Company. In addition, the Company made payments or commitments to pay an additional $32.3 million to certain affiliated parties of Joltid and $20.0 million in legal expenses incurred by Joltid. The aggregate settlement of $378.4 million resulted in a net charge of $343.8 million recorded in the predecessor statement of operations and reflects the estimated fair value of the equity relinquished in the settlement less the estimated fair value of intellectual property received from Joltid (see “Note 4—Goodwill and Other Intangible Assets”). As of December 31, 2010, the Joltid liability was fully paid and no remaining liability exists.

In addition, two agreements were reached in connection with the Joltid litigation settlement requiring us to invest in certain related parties of Joltid. At the time of the settlement, the Company received a non-interest bearing convertible promissory note from Rdio in exchange for $6.0 million. The convertible promissory note automatically converts into shares of Rdio at the equivalent value of $6.0 million at the time of their next financing that yields proceeds of at least $10 million, or may be repaid to us at any time prior to such financing. In addition, the Company entered into a commitment to contribute $10 million to Atomico, a venture capital fund in which certain of our Directors’ representatives also hold substantial investments, management positions and directorships. See “Note 16—Commitments and Contingencies”.

In connection with the Joltid Transaction, we entered into an agreement with Euroskoon, LLC pursuant to which Euroskoon granted us a non-exclusive, irrevocable license to a number of patents. These patents cover programming for peer-to-peer technology. Under the terms of the agreement, we may sublicense these patents to (a) Joltid, (b) end users and third parties in connection with the software based products and services that we and, to the extent they interface with our products and services, our licensees make commercially available and (c) our affiliates. In return, we agreed to make an initial payment of $2.5 million and an annual royalty payment of $1.5 million. During the third quarter of 2010, we exercised our option to purchase the licensed patents for $9.0 million, which was paid in the third quarter of 2010.

In June 2006, Net2Phone, Inc. (“Net2Phone”) filed a lawsuit in the U.S. District Court for the District of New Jersey (No. 06-2469) alleging that eBay Inc., Skype Global S.à r.l. and Skype Inc. infringed various patents owned by Net2Phone relating to point-to-point Internet protocol. On August 4, 2010, Skype and eBay entered into a settlement agreement with Net2Phone, Inc. and related parties in settlement of all outstanding disputes among the parties. The settlement did not have a material impact on the consolidated financial statements. In connection with the resolution of such litigation, eBay granted us an option to purchase certain patents for a period of one year until August 4, 2011. The price of the option was $2 million of which an initial payment of $1.0 million was made during the third quarter of the year ended December 31, 2010. The second payment of $1.0 million is due during the third quarter of the year ending December 31, 2011. Should we decide to purchase

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 14—Related Party Transactions (continued)

the patents we and eBay will negotiate the price in good faith, and the $2 million option price will be applied to the purchase of the patents. During the period that the option is valid for, eBay can license the underlying patents but is not permitted to sell, transfer, dispose or otherwise encumber them.

Note 15—Income Taxes

The Company’s provision for income tax is based on the following income/(loss) before income taxes (in thousands).

	PREDECESSOR		SUCCESSOR
	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009	Year Ended December 31, 2010

Luxembourg	$240,575	$(171,429)	$(92,738)	$46,484
Rest of world	(207,416)	(93,704)	(14,192)	(103,176)

Income/(loss) before income taxes	$33,159	$(265,133)	$(106,930)	$(56,692)

The provision (benefit) for income tax consists of the following (in thousands):

	PREDECESSOR		SUCCESSOR
	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009	Year Ended December 31, 2010

Current tax provision
Luxembourg	$5,663	$3,189	$436	$2,360
Rest of world	1,728	1,274	230	7,285

Total current tax expense	7,391	4,463	666	9,645
Deferred tax provision (benefit)
Luxembourg	4	(4)	(5,039)	(24,804)
Rest of world	(15,842)	(509)	(2,836)	(34,628)

Total deferred tax benefit	(15,838)	(513)	(7,875)	(59,432)

Total (benefit)/expense for income taxes	$(8,447)	$3,950	$(7,209)	$(49,787)

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 15—Income Taxes (continued)

The domestic statutory income tax rate for Luxembourg, our country of domicile, was 29.63% for the year ended December 31, 2008 and 28.59% for the periods from January 1, 2009 to November 18, 2009, from November 19, 2009 to December 31, 2009 and 28.59% for year ended December 31, 2010. The reconciling items for the difference between the income taxes expected based on the statutory income tax rate and the provision (benefit) for income taxes included in the Company’s statements of operations is as follows (in thousands):

	PREDECESSOR		SUCCESSOR
	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009	Year Ended December 31, 2010
Provision at statutory rate:	$9,825	$(75,802)	$(30,903)	$(16,208)
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal benefit	(71)	137	10	296
Foreign tax rate differential	4,140	8,210	443	5,735
Foreign withholding tax	5,574	3,189	436	2,392
Asset impairment	—	(355,573)	—	—
Deemed royalty benefit	(45,829)	(50,271)	(9,398)	(86,878)
Non-deductible intercompany expenses	2,343	(4,415)	—	—
Stock compensation expense	2,977	3,374	27	3,969
Transaction Costs	—	—	26,622	—
Litigation	—	82,326	—	—
Tax credits	(25)	—	—	—
Uncertain tax positions	1,092	(346)	108	85
Deductible yield on CPEC	(46,025)	(26,732)	—	—
Change in valuation allowance	57,531	420,174	5,386	42,062
Unrealized loss on foreign exchange transactions	—	—	—	(2,182)
Other	21	(321)	60	942

Total (benefit)/expense for income taxes	$(8,447)	$3,950	$(7,209)	$(49,787)

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 15—Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2010 are presented below (in thousands):

	SUCCESSOR
	December 31, 2009	December 31, 2010
Deferred tax assets:
Accrued expenses	$722	$526
Stock-based compensation	53	967
Fixed assets, depreciation	1,556	1,653
Operating loss carryforwards	565,774	587,986
Tax credit carryovers	42	1,594

Total gross deferred tax assets	568,147	592,726
Less: valuation allowance	(501,357)	(511,343)

Total gross deferred tax assets, net of valuation allowance	66,790	81,383
Deferred tax liabilities:
Deferred rent	(709)	(633)
Acquisition-related intangible assets	(160,631)	(110,214)
Unrealized gains and losses	(943)	535

Total gross deferred tax liabilities	(162,283)	(110,312)

Net deferred tax liability	$(95,493)	$(28,929)

As of December 31, 2009 and 2010, the Company had net operating losses and investment tax credit carryforwards available to offset future taxable income and tax of $2.1 billion and $1.6 million, respectively. The net operating loss carryforwards are primarily made up of approximately $1.9 billion in Luxembourg and $200 million in Ireland. The net operating loss carryforwards primarily have no expiration period. The investment tax credit carryforwards, also primarily related to Luxembourg, begin to expire in 2014. Utilization of the net operating losses and tax credit carryforwards may be limited if certain ownership changes occur subsequent to December 31, 2010.

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has established a valuation allowance against certain of its deferred tax assets because management believes that after considering all of the available evidence, historical and prospective, it is not more likely than not that such deferred tax assets will be realized within their recovery periods.

The Company’s change in its valuation allowance compared to the prior year is an increase of $10.0 million and consistently attributed to tax loss carryforwards and other assets.

We have not provided for Luxembourg income tax and foreign withholding taxes on $42.5 million of non-Luxembourg subsidiaries’ undistributed earnings as of December 31, 2010, because such earnings are intended to be indefinitely reinvested in the operations and potential acquisitions related to our international operations. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to income taxes. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 15—Income Taxes (continued)

As of both December 31, 2009 and 2010 our liabilities for unrecognized tax benefits were $2.2 million. If recognized, the portion of the liabilities for unrecognized tax benefits that would decrease our provision for income taxes and increase our net income is $2.2 million. The impact on net income reflects the liabilities for unrecognized tax benefits net of certain deferred tax assets.

The following table reflects the movement in the Company’s unrecognized tax benefits since January 1, 2010. The total liabilities for unrecognized tax benefits and the increase for the year of these liabilities relate primarily to the allocations of revenue and costs among our global operations (in thousands):

Balance at December 31, 2007	$1,712
Increase in current year unrecognized tax benefits	888

Balance at December 31, 2008 (predecessor)	$2,600
Decrease in unrecognized tax benefits for prior years	(428)

Balance at December 31, 2009 (successor)	2,172
Net change in unrecognized tax benefits	(10)

Balance at December 31, 2010 (successor)	$2,162

Over the next twelve months, our existing tax positions are not expected to generate an increase in liabilities for unrecognized tax benefits. We recognize interest and/or penalties related to uncertain tax positions in income tax expense. The amount of interest and penalties, net of tax benefits, accrued as of December 31, 2009 and 2010 was not material. We do not expect material changes in our gross unrecognized tax benefits over the next 12 months.

We are subject to taxation in various jurisdictions. We are under examination by certain tax authorities. The material jurisdictions that are subject to examination by tax authorities primarily include Luxembourg, the United Kingdom, the United States and the State of California within the United States.

Note 16—Commitments and Contingencies

Lease and Other Purchase Commitments

At December 31, 2010, future minimum lease payments under non-cancellable operating leases and other purchase commitments were as follows (in thousands):

	Minimum Lease Payment	Other Purchase Commitments	Total
2011	$26,088	$15,519	$41,607
2012	22,067	—	22,067
2013	17,445	—	17,445
2014	13,543	—	13,543
2015	12,691	—	12,691
Thereafter	18,418	—	18,418

Total lease and other purchase commitments	$110,252	$15,519	$125,771

We lease office facilities and equipment under various operating leases. Facility leases generally include renewal options. Rent expense for the year ended 2008, the period from January 1, 2009 to November 18, 2009, the period from November 19, 2009 to December 31, 2009 and the year ended December 31, 2010 was $5.0 million, $4.7 million, $0.6 million and $7.3 million, respectively.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 16—Commitments and Contingencies (continued)

In conjunction with the Skype Acquisition, the Company entered into Management Service Agreements with certain of the Initial Equity Investors in the Company. Under the terms of the agreements, the Initial Equity Investors are paid fixed monitoring fees of approximately $15 million per annum for management, consulting and advisory services provided to the Company. The agreements expire on December 31, 2021; however they will terminate in the event of an IPO or at the discretion of the Board of Directors if there is a change in control of the Company. In the event of an IPO, the Company will pay an aggregate success fee to the investors equal to the sum of the net present values that would have been payable from the date of the IPO until the expiration of the agreement. In addition, the agreements provide that $4.2 million of the total fees payable per annum will become payable in the event of a change in control in the Company (and the Board of Directors elects to terminate the Management Service Agreements upon the change in control event) at terms similar to those acceleration provisions described in an IPO event or must continue to be paid at terms no less favorable than had the payments become due through the expiration date on December 31, 2021 (see “Note 14—Related Party Transactions”).

In conjunction with the closing of the Skype Acquisition, the Company entered into a tax cooperation agreement with eBay whereby the Company may become obligated to reimburse eBay for certain tax exposures that result from future changes in the Company’s current business model. During the period from November 19 through December 31, 2009 and the year ended December 31, 2010, no expenses have been incurred under the agreement.

An agreement was reached in connection with the Joltid litigation settlement requiring us to commit $10.0 million to Atomico, a venture capital fund. Payments are made into the venture capital fund as capital calls notices are received and are expensed as the payments are made. As of December 31, 2010, we have contributed $1.7 million towards investments made by the fund and have paid management administration and set-up fees of $0.7 million resulting in a future commitment to pay of approximately $7.6 million when additional capital notices are received. We are unable to reasonably predict the timing of future capital calls until such capital calls are made. In January 2011, we received a capital call notice requiring an additional $1.2 million.

Legal Proceedings

We are involved in lawsuits, claims, investigations, legal, taxation and regulatory proceedings consisting of intellectual property, commercial and other matters in the ordinary course of business. In particular, we are involved in other legal proceedings and disputes with third parties claiming that we have infringed their patents or other rights. The number and significance of these proceedings, disputes and inquiries are likely to increase in the future. Due to the preliminary stage of these proceedings, disputes and inquiries, we are unable to reasonably estimate any loss or range of potential losses associated from these matters.

We believe we have valid defenses with respect to proceedings pending against us. Nevertheless litigation is inherently unpredictable and any proceedings, claims or regulatory actions against us, whether meritorious or not, may be time consuming, result in significant legal expenses, require significant amounts of management time, result in the diversion of significant operational resources, require changes in our methods of doing business or our products that could be costly and technically difficult (or perhaps impossible) to implement, reduce our revenue, increase our expenses, require us to make substantial payments to settle claims or satisfy judgments, require us to cease conducting certain operations or offering certain products in certain areas or generally, and otherwise harm our business, results of operations, financial condition and cash flows, perhaps materially.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 17—Segment Information

The Company has concluded that it operates in one industry, Internet communications, and has a single core business activity and we therefore operate as a single segment.

Our chief operating decision-maker (“CODM”) reviews financial information including profit and loss information on a consolidated basis, accompanied by certain revenue allocations by the class of users. The CODM allocates resources and assesses performance of the business at the consolidated level.

The following tables summarize the allocation of net revenues and the long-lived assets based on geography (in thousands):

	PREDECESSOR		SUCCESSOR
	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009	Year Ended December 31, 2010
U.S.	$89,395	$101,850	$15,022	$140,275
Rest of world	461,969	524,608	77,423	719,540

Total net revenues	$551,364	$626,458	$92,445	$859,815

	SUCCESSOR
	December 31, 2009	December 31, 2010
Luxembourg	$10,416	$25,994
Rest of world	2,822	10,529

Total long-lived tangible assets	$13,238	$36,523

Net revenue is attributed to a geographical jurisdiction based upon the country in which the user’s Internet protocol address is located at the time they register with Skype. Net revenue generated from end-users that registered in Luxembourg, our country of domicile, are not individually significant for disclosure and are included within “Rest of world”. The U.S. is the only country with revenues in excess of 10% of total net revenues. Revenues earned from other services are attributed to the domicile of our contracting entity.

The portion of our net revenues derived from our sale of our communications services products was 95%, 92%, 97% and 93% for the year ended December 31, 2008, the Predecessor period ended November 18, 2009, the Successor Period ended December 31, 2009 and the year ended December 31, 2010, respectively. The portion of our net revenues attributable to our SkypeOut product represented 87%, 83%, 89% and 87% for the year ended December 31, 2008, the Predecessor period ended November 18, 2009 and the Successor Period ended December 31, 2009 and the year ended December 31, 2010, respectively.

Long-lived tangible assets are attributed to geographical jurisdictions based upon the country in which the assets are located or owned.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 18—Subsequent Event

Qik Acquisition

On January 5, 2011, we entered into an agreement and plan of merger to acquire 100% of the outstanding capital stock of Qik, Inc. (“Qik”) for approximately $121 million of initial cash consideration and additional payments of approximately $29 million for cash bonuses and retention awards to employees, subject to certain adjustments. Qik is a provider of mobile video software and services that enable individuals to capture, share and store video using mobile devices. This acquisition is intended to enhance our service offerings by adding video recording, sharing and storing capabilities and leveraging Qik’s technology and engineering expertise to augment our ongoing efforts to improve our video transmission capabilities. This business combination, which closed on January 14, 2011, will be recorded in accordance with the acquisition method. We are currently evaluating the purchase price allocation following the consummation of the transaction. It is not possible to disclose the preliminary purchase price allocation or unaudited pro forma combined financial information given the short period of time between the acquisition date and the issuance of these consolidated financial statements. It is expected that goodwill will be recorded on our consolidated balance sheet in the first quarter of 2011 once the preliminary purchase price allocation for the transaction has been completed. Andreessen Horowitz, an investor in Skype, was a shareholder of Qik at the time of the acquisition. We borrowed $25.0 million from our existing line of credit to fund a portion of this acquisition.

In connection with the issuance of the consolidated financial statements for the year ended December 31, 2010, the Company has evaluated subsequent events through March 4, 2011, the date that the consolidated financial statements were issued.

American Depositary Shares

representing                      Ordinary Shares

Skype S.A.

PROSPECTUS

Goldman, Sachs & Co.

J.P. Morgan

Morgan Stanley

BofA Merrill Lynch

Barclays Capital

Citi

Credit Suisse

Deutsche Bank Securities

Lazard Capital Markets

RBC Capital Markets

UBS Investment Bank

Allen & Company LLC

Evercore Partners

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

SEC Registration Fee	$
FINRA Filing Fee	$
Stock Exchange Listing Fee	$
Printing Fees and Expenses	$
Accounting Fees and Expenses	$
Legal Fees and Expenses	$
Blue Sky Fees and Expenses	$
Transfer Agent Fees and Expenses	$
Miscellaneous	$

Total	$

Item 14.	Indemnification of Directors and Officers

We have a directors and officers liability insurance policy that insures directors and officers against the cost of defense, settlement or payment of claims and judgments under some circumstances. We have also entered into indemnity agreements with two of our directors in which we agree to hold each of them harmless, to the extent permitted by law, from damage resulting from a failure to perform or a breach of duties by our board members, and to indemnify each of them for serving in any capacity for the benefit of the company, except in the case of willful misconduct or gross negligence in certain circumstances.

Skype S.A.’s articles of incorporation provide for indemnification of directors and officers by the company to the fullest extent permitted by Luxembourg law against liabilities, expenses and amounts paid in settlement relating to claims, actions, suits or proceedings to which a director becomes a party as a result of his or her position.

The indemnification provided above is not exclusive of any rights to which any of our directors or officers may be entitled under applicable law. The general effect of the foregoing provisions may be to reduce the circumstances in which a director or officer may be required to bear the economic burdens of the foregoing liabilities and expenses.

The underwriting agreement for this offering, a form of which is filed as an exhibit to this registration statement, provides that the underwriters are obligated, under certain circumstances, to indemnify our officers and directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

See “Description of Capital Stock—Limitation of Liability and Indemnification of Directors and Officers.”

Item 15.	Recent Sales of Unregistered Securities

During the past three years, Skype S.A.’s predecessor, Skype Global S.à r.l., issued unregistered securities to certain investors and certain members of management and employees, as described below. The information presented below does not give effect to our corporate reorganization as described in the prospectus.

Skype Global S.à r.l. was originally formed on September 8, 2008 as SLP III Cayman DS IV Holdings S.à r.l. and has issued unregistered securities in a number of transactions detailed below. The transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), Regulation S, as offshore transactions by an issuer with no directed selling efforts in the United States, or Rule 701, as transactions pursuant to compensatory benefit plans and contracts relating to compensation. None of the transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The recipients of securities in such transactions represented their intention to acquire the securities for investment only. Where relevant, recipients of securities, issued by us in reliance of Section 4(2) of the Securities Act, were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with us, to such information.

On September 8, 2008, we issued all of our 12,500 shares to SLP III Cayman DS IV Topco, Ltd. for cash consideration of €12,500, which then transferred all of the shares to SLP III Cayman DS IV Holdings S.à r.l. on August 31, 2009. On November 19, 2009, in connection with the Skype Acquisition, we changed our capital structure: converting the currency of our share capital from Euro to United States Dollars at the exchange rate quoted by the European Central Bank on November 16, 2009, changing the par value of our share capital from €1 to $0.01 and creating ten classes of shares: Classes A to J. We exchanged the outstanding 12,500 shares for 1,870,600 shares, divided equally among the ten classes, and issued them to Silver Lake III Cayman (AIV III), L.P.

On the same day, we then increased our share capital to 5,214,300 shares, divided equally among the ten classes. We issued 1,787,290 additional shares to Silver Lake III Cayman (AIV III), L.P., 254,260 shares to Andreessen Horowitz Fund I, L.P., 1,173,530 shares to CPP Investment Board Private Holdings, Inc., 15,180 shares to Silver Lake Technology Investors III Cayman, L.P. and 113,440 shares to SLP Springboard Co-Invest, L.P. These issued shares were divided equally among the ten classes for which we received a total cash consideration of $1,332,982,500.

On the same day, we increased our share capital to 8,053,360 shares, divided equally among the ten classes. We issued 2,839,300 shares, divided equally among the ten classes, to eBay International AG for consideration in kind amounting to $708,767,500. The consideration in kind was the issued shares in Skype Luxembourg Holdings S.à r.l.

On the same day, we increased our share capital to 9,040,380 shares, divided equally among the ten classes. As part of a litigation settlement, we issued 986,780 shares, divided equally among the ten classes, to Joltid Limited. These shares amounted to about ten per cent of our share capital and were issued as part of the Joltid litigation settlement, valued at approximately $224,000,000. The shares were issued to Joltid Limited for a cash amount of $9,867.80.

On the same day, we increased our share capital to 9,414,600 shares, divided equally among the ten classes. We issued 315,540 additional shares to Joltid Limited for cash consideration of $80,000,000 and 58,680 shares to Charleston Investment Holdings Limited for cash consideration of $15,000,000.

On the same day, we also issued 9,868 warrants to Joltid Limited at an exercise price of $3,169.06. Each warrant entitles Joltid Limited to ten of our ordinary shares, one of each class. The number of warrants and the exercise price may be subject to adjustment, including during the corporate reorganization. On April 15, 2010, the warrants were transferred to SEP Investments Pty Limited.

On December 17, 2009, we granted 321,636 options at an exercise price of $255.52 under our Equity Investment Plan to our employees, directors, service providers and consultants.

On February 22, 2010, we granted 86,301 options at an exercise price of $255.52 under our Equity Investment Plan to our employees, directors, service providers and consultants.

On April 1, April 6 and April 8, 2010, we increased our share capital to issue shares under our Management Co-Investment Program. On April 1, 2010, we increased our share capital to 9,435,370 shares, divided equally among the ten classes. We then issued 20,770 shares, divided equally among the ten classes, to Skype Management, L.P. for cash consideration of $5,307,150.40. On April 6, 2010, we increased our share capital to 9,443,190 shares, divided equally among the ten classes. We then issued 7,820 shares, divided equally among the ten classes, to Skype Management, L.P. for cash consideration of $1,998,166.40. On April 8, 2010, we increased our share capital to 9,444,950 shares, divided equally among the ten classes. We then issued 1,760 shares, divided equally among the ten classes, to Skype Management, L.P. for cash consideration of $449,715.20.

On April 26, 2010, we granted 53,274 options at an exercise price of $255.52 under our Equity Investment Plan to our employees, directors, service providers and consultants.

On June 10, 2010, we granted 73,292 options at an exercise price of $255.52 under our Equity Investment Plan to our employees, directors, service providers and consultants.

On August 3, 2010, we granted 13,590 options at an exercise price of $259.17 under our Equity Investment Plan to certain employees and directors in connection with the cancellation of certain loans to management and the cancellation of 13,590 shares held by Skype Management, L.P. In connection with the cancellation, we decreased our share capital to 9,431,360 shares, divided equally among the ten classes.

On September 30, 2010, we issued 3,860, divided equally among the ten classes, ordinary shares to Skype Management, L.P., in respect of the exercise by Mr. Silverman of his stock options that he was granted as part of our grant to executives on August 3, 2010. Skype Management, L.P. holds these shares beneficially for the interests of Mr. Silverman. In connection with this issuance, our share capital increased to 9,435,220 shares, divided equally among the ten classes.

On October 26, 2010, we granted 146,305 options at an exercise price of $330.88 under our Equity Incentive Plan to our employees, directors, service providers and consultants.

In December 2010, we issued 1,510 shares, divided equally among the ten classes, to Skype Management, L.P., in respect of the purchase by Mr. Bates of such shares for cash consideration of $499,629. In connection with this issuance, our share capital increased to 9,436,730 shares, divided equally among the ten classes.

On February 14, 2011, we granted 58,502 options at an exercise price of $340.07 under our Equity Incentive Plan to our employees, directors, service providers and consultants, including 25,510 options granted to Qik employees in connection with the Qik Acquisition in January 2011.

On March 29, 2011, we granted 101,990 options at an exercise price of $340.07 under our Equity Incentive Plan to our employees, directors, service providers and consultants.

On March 31, 2011, we issued 19,170 shares, divided equally among the ten classes, to Skype Management, L.P., in respect of the exercise by Mr. Dillon of his vested stock options. In connection with the exercise, Mr. Dillon paid $5,593,624.83 consideration. Skype Management, L.P. holds these shares beneficially for the interests of Mr. Dillon. In connection with this issuance, our share capital increased to 9,455,900 shares, divided equally among the ten classes.

On April 6, 2011, we issued 590 shares, divided equally among the ten classes, to Skype Management, L.P., in respect of the subscription by Mr. Chadwick of such shares for cash consideration of $200,641.30 on March 29, 2011. In connection with this issuance, our share capital increased to 9,456,490 shares, divided equally among the ten classes.

As of April 8, 2011, 166,931 issued options have since lapsed without being exercised as a result of termination of employment of certain option holders.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1#	Agreement for the Sale and Purchase of the entire share capital of Skype Luxembourg Holdings S.à r.l., Skype Inc., Camino Networks, Inc. and Sonorit Holding, AS, dated September 1, 2009, as amended and restated on September 14, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l. (the “Share Purchase Agreement”)

2.2#	Amendment No. 1 to the Share Purchase Agreement, dated October 19, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.3#	Amendment No. 2 to the Share Purchase Agreement, dated October 21, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.4#	Amendment No. 3 to the Share Purchase Agreement, dated November 5, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.5#	Amendment No. 4 to the Share Purchase Agreement, dated November 19, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

3.1*	Form of Articles of Incorporation of the Registrant

4.1#	Form of American Depositary Receipt (included in Exhibit 4.2)

4.2#	Form of Deposit Agreement among Skype S.A., The Bank of New York Mellon and all holders from time to time of American depositary shares

4.3*	Specimen certificate evidencing ordinary shares

4.4*	Form of Amended and Restated Shareholders’ Agreement

4.5*	Form of Registration Rights Agreement

5.1*	Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to the Registrant, as to the validity of the ordinary shares

8.1*	Opinion of Elvinger, Hoss & Prussen, as to certain Luxembourg tax matters

8.2*	Opinion of Sullivan & Cromwell LLP as to certain U.S. tax matters

10.1*	Master Settlement Agreement, dated October 5, 2009, among Silver Lake III Cayman (AIV III), L.P., Silver Lake, L.P., Silver Lake Management Company, L.L.C., Silver Lake Management Company III, L.L.C., SLP Technology, and SLP Springboard Co-Invest, L.P., CPP Investment Board Private Holdings Inc., Canada Pension Plan Investment Board, Index Ventures Growth I (Jersey), L.P., Index Ventures Growth I Parallel Entrepreneur Fund (Jersey), L.P., Yucca Partners LP Jersey Branch, Index Venture Management, S.A., Andreessen Horowitz Fund I, L.P., Andreessen Horowitz Fund I-A, L.P., Andreessen Horowitz Fund I-B, L.P., Springboard Group S.à r.l., Skype Luxembourg Holdings S.à r.l., Skype Inc., Skype Technologies, S.A., eBay, Inc., Michaelangelo Volpi, Joltid Limited, Joost US Inc., Joost N.V., Niklas Zennström, Janus Friis, Mark Dyne, Europlay Capital Advisors, LLC and EuroAcquisition 1 Limited

Exhibit No.	Description

10.2#	Warrant Agreement, dated November 19, 2009, between Springboard Group S.à r.l. and Joltid Limited

10.3#	Patent Cross-License, dated November 19, 2009, between eBay Inc. and Skype Technologies, S.A.

10.4#	Transition Services Agreement, dated November 19, 2009, between eBay Inc. and Skype Technologies, S.A.

10.5#	Tax Cooperation Agreement, dated November 19, 2009, among eBay Inc., Springboard Group S.à r.l. and Skype Technologies, S.A.

10.6#	Credit Agreement, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Finance LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada and Barclays Bank PLC

10.7#	First Amendment, dated February 23, 2010, to the Credit Agreement, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Finance LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada and Barclays Bank PLC

10.8#	Second Amendment, dated September 17, 2010, to the Credit Agreement, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Finance LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada and Barclays Bank PLC

10.9#	Seller Subordinated Note, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Group S.à r.l. Finance Holdco, L.L.C. and eBay International AG

10.10#	Payment Processing Agreement between Bibit B.V. and Skype Communications S.à r.l., dated as of August 14, 2009

10.11#	Payment Processing Agreement between PayPal (Europe) S.à r.l. & Cie, SCA and Skype Communications S.à r.l., dated as of November 9, 2009 and Amendment to the Payment Processing Agreement, dated as of June 3, 2010.

10.12#	Master Management Services Agreement, dated November 19, 2009, by and among Springboard Group S.à r.l., Andreessen Horowitz Fund I, L.P., as nominee, CPP Investment Board Private Holdings Inc., Shareholder Services, LLC, Joltid Limited and Silver Lake Management Company III, L.L.C.

10.13#	Additional Management Services Agreement, dated November 19, 2009, by and among Springboard Group S.à r.l., Andreessen Horowitz Fund I, L.P., as nominee, CPP Investment Board Private Holdings Inc. and Silver Lake Management Company III, L.L.C.

10.14#	eBay Management Services Agreement, dated November 19, 2009, by and among Springboard Group S.à r.l. and eBay International AG

10.15#	Skype Global S.à r.l. Equity Incentive Plan

10.16#	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Level 9 Employees

10.17#	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Tony Bates, dated as of November 9, 2010

10.18#	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Joshua Silverman, dated as of April 23, 2010

10.19#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Joshua Silverman, dated as of September 17, 2010

10.20#	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Adrian Dillon, dated as of May 10, 2010

10.21#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Adrian Dillon, dated as of September 17, 2010

Exhibit No.	Description

10.22#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Adrian Dillon, dated as of November 9, 2010

10.23#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Neal Goldman, dated as of June 23, 2010

10.24#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Neal Goldman, dated as of November 9, 2010

10.25#	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Miles Flint, dated as of April 23, 2010

10.26#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Miles Flint, dated as of June 25, 2010

10.27#	2010 Skype Bonus Plan

10.28#	Chairmanship Mandate Agreement between Skype Global S.à r.l. and Miles Flint, dated as of August 11, 2010

10.29#	Consulting Engagement Agreement between Milescapes Ltd. and Skype Global S.à r.l., dated as of August 30, 2010

10.30#	Director Agreement between Skype Global S.à r.l. and Norbert Becker, dated as of August 4, 2010

10.31#	Director Agreement between Skype Global S.à r.l. and Jean-Louis Schiltz, dated as of January 4, 2010

10.32#	Employment Agreement and Secondment Agreement between Skype Inc. and Anthony Bates, dated as of November 10, 2010

10.33#	Employment Agreement and Secondment Agreement between Skype Inc. and Joshua Silverman, dated as of February 22, 2010

10.34#	International Temporary Expatriate Assignment Policy—Long Term Assignment Policy, executed by Joshua Silverman as of February 22, 2010

10.35#	Separation Agreement and Release between Skype Inc. and Joshua Silverman, dated as of October 19, 2010

10.36#	Employment Agreement and Secondment Agreement between Skype Inc. and Adrian Dillon, dated as of March 3, 2010

10.37#	Amendment No. 1 to Employment Agreement between Skype Inc. and Adrian Dillon, dated as of November 12, 2010

10.38#	Offer Letter by Skype to Neal Goldman, dated as of May 17, 2010

10.39#	Amendment to Offer Letter by Skype Global S.à r.l. to Neal Goldman, dated as of December 17, 2010

10.40#	Employment Agreement between Skype Singapore Pte Ltd and David Gurlé, dated as of December 11, 2009

10.41#	Transfer Letter of David Gurlé, dated as of January 25, 2011

10.42#	Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of January 9, 2007

10.43#	Addendum to the Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of November 16, 2009

10.44#	Amendment to the Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of December 11, 2009

Exhibit No.	Description

10.45#	Employment Agreement between S Technologies Limited (Skype) and Neil Stevens, dated as of January 2, 2009

10.46	Separation Agreement and Release between Skype Inc. and Adrian Dillon, dated as of March 31, 2011

10.47	Employment Agreement and Secondment Agreement between Skype Inc. and Jonathan Chadwick, dated as of April 7, 2011

10.48	Management Partnership Agreement, dated as of September 22, 2010.

10.49*	2011 Skype Bonus Plan

16.1#	Letter Regarding the Change in Independent Registered Public Accounting Firm dated March 4, 2011

21.1	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of PricewaterhouseCoopers S.à r.l.

23.4*	Consent of Elvinger, Hoss & Prussen (included in Exhibits 5.1 and 8.1)

23.5*	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

24.1#	Power of Attorney (included on signature page of the original filing of this Form S-1)

24.2#	Power of Attorney of Anthony Bates

24.3#	Power of Attorney of Mark Dyne

24.4	Power of Attorney of Jonathan Chadwick

*	To be filed by amendment.
#	Previously filed.

(b)         Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the financial statements and notes thereto.

Item 17.	Undertakings

(A) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(C) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, California on the 13th day of April, 2011.

SKYPE S.À R.L.

By:	/S/ JONATHAN CHADWICK
Name:	Jonathan Chadwick
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 has been signed by the following persons in the capacities indicated on the 13th day of April, 2011.

Signature	Title

*	Director and Chief Executive Officer (Principal Executive Officer)
Anthony J. Bates

/S/ JONATHAN CHADWICK	Chief Financial Officer (Principal Accounting and Financial Officer)
Jonathan Chadwick

*	Director
Miles Flint

*	Director
Jim Davidson

*	Director
Egon Durban

*	Director
Charlie Giancarlo

*	Director
John Donahoe

*	Director
Robert H. Swan

*	Director
Ben Horowitz

*	Director
Alain Carrier

*	Director
Norbert Becker

Signature	Title

*	Director
Jean-Louis Schiltz

*	Director

Mark Dyne

Skype Inc.	Authorized Representative in the United States

By:	/s/ NEAL D. GOLDMAN	Authorized Officer of Skype Inc.
Neal D. Goldman

*By:	/S/ NEAL D. GOLDMAN
Neal D. Goldman
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1#	Agreement for the Sale and Purchase of the entire share capital of Skype Luxembourg Holdings S.à r.l., Skype Inc., Camino Networks, Inc. and Sonorit Holding, AS, dated September 1, 2009, as amended and restated on September 14, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l. (the “Share Purchase Agreement”)

2.2#	Amendment No. 1 to the Share Purchase Agreement, dated October 19, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.3#	Amendment No. 2 to the Share Purchase Agreement, dated October 21, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.4#	Amendment No. 3 to the Share Purchase Agreement, dated November 5, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.5#	Amendment No. 4 to the Share Purchase Agreement, dated November 19, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

3.1*	Form of Articles of Incorporation of the Registrant

4.1#	Form of American Depositary Receipt (included in Exhibit 4.2)

4.2#	Form of Deposit Agreement among Skype S.A., The Bank of New York Mellon and all holders from time to time of American depositary shares

4.3*	Specimen certificate evidencing ordinary shares

4.4*	Form of Amended and Restated Shareholders’ Agreement

4.5*	Form of Registration Rights Agreement

5.1*	Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to the Registrant, as to the validity of the ordinary shares

8.1*	Opinion of Elvinger, Hoss & Prussen, as to certain Luxembourg tax matters

8.2*	Opinion of Sullivan & Cromwell LLP as to certain U.S. tax matters

10.1*	Master Settlement Agreement, dated October 5, 2009, among Silver Lake III Cayman (AIV III), L.P., Silver Lake, L.P., Silver Lake Management Company, L.L.C., Silver Lake Management Company III, L.L.C., SLP Technology, and SLP Springboard Co-Invest, L.P., CPP Investment Board Private Holdings Inc., Canada Pension Plan Investment Board, Index Ventures Growth I (Jersey), L.P., Index Ventures Growth I Parallel Entrepreneur Fund (Jersey), L.P., Yucca Partners LP Jersey Branch, Index Venture Management, S.A., Andreessen Horowitz Fund I, L.P., Andreessen Horowitz Fund I-A, L.P., Andreessen Horowitz Fund I-B, L.P., Springboard Group S.à r.l., Skype Luxembourg Holdings S.à r.l., Skype Inc., Skype Technologies, S.A., eBay, Inc., Michaelangelo Volpi, Joltid Limited, Joost US Inc., Joost N.V., Niklas Zennström, Janus Friis, Mark Dyne, Europlay Capital Advisors, LLC and EuroAcquisition 1 Limited

10.2#	Warrant Agreement, dated November 19, 2009, between Springboard Group S.à r.l. and Joltid Limited

10.3#	Patent Cross-License, dated November 19, 2009, between eBay Inc. and Skype Technologies, S.A.

10.4#	Transition Services Agreement, dated November 19, 2009, between eBay Inc. and Skype Technologies, S.A.

10.5#	Tax Cooperation Agreement, dated November 19, 2009, among eBay Inc., Springboard Group S.à r.l. and Skype Technologies, S.A.

Exhibit No.	Description

10.6#	Credit Agreement, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Finance LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada and Barclays Bank PLC

10.7#	First Amendment, dated February 23, 2010, to the Credit Agreement, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Finance LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada and Barclays Bank PLC

10.8#	Second Amendment, dated September 17, 2010, to the Credit Agreement, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Finance LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada and Barclays Bank PLC

10.9#	Seller Subordinated Note, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Group S.à r.l. Finance Holdco, L.L.C. and eBay International AG

10.10#	Payment Processing Agreement between Bibit B.V. and Skype Communications S.à r.l., dated as of August 14, 2009

10.11#	Payment Processing Agreement between PayPal (Europe) S.à r.l. & Cie, SCA. and Skype Communications S.à r.l., dated as of November 9, 2009 and Amendment to the Payment Processing Agreement, dated as of June 3, 2010.

10.12#

Master Management Services Agreement, dated November 19, 2009, by and among Springboard Group S.à r.l., Andreessen Horowitz Fund I, L.P., as nominee, CPP Investment Board Private Holdings Inc., Shareholder Services, LLC, Joltid Limited and Silver Lake Management Company III, L.L.C.

10.13#

Additional Management Services Agreement, dated November 19, 2009, by and among Springboard Group S.à r.l., Andreessen Horowitz Fund I, L.P., as nominee, CPP Investment Board Private Holdings Inc. and Silver Lake Management Company III, L.L.C.

10.14#	eBay Management Services Agreement, dated November 19, 2009, by and among Springboard Group S.à r.l. and eBay International AG

10.15#	Skype Global S.à r.l. Equity Incentive Plan

10.16#	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Level 9 Employees

10.17#	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Tony Bates, dated as of November 9, 2010

10.18#	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Joshua Silverman, dated as of April 23, 2010

10.19#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Joshua Silverman, dated as of September 17, 2010

10.20#	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Adrian Dillon, dated as of May 10, 2010

10.21#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Adrian Dillon, dated as of September 17, 2010

10.22#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Adrian Dillon, dated as of November 9, 2010

10.23#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Neal Goldman, dated as of June 23, 2010

10.24#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Neal Goldman, dated as of November 9, 2010

Exhibit No.	Description

10.25#	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Miles Flint, dated as of April 23, 2010

10.26#	Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Miles Flint, dated as of June 25, 2010

10.27#	2010 Skype Bonus Plan

10.28#	Chairmanship Mandate Agreement between Skype Global S.à r.l. and Miles Flint, dated as of August 11, 2010

10.29#	Consulting Engagement Agreement between Milescapes Ltd. and Skype Global S.à r.l., dated as of August 30, 2010

10.30#	Director Agreement between Skype Global S.à r.l. and Norbert Becker, dated as of August 4, 2010

10.31#	Director Agreement between Skype Global S.à r.l. and Jean-Louis Schiltz, dated as of January 4, 2010

10.32#	Employment Agreement and Secondment Agreement between Skype Inc. and Anthony Bates, dated as of November 10, 2010

10.33#	Employment Agreement and Secondment Agreement between Skype Inc. and Joshua Silverman, dated as of February 22, 2010

10.34#	International Temporary Expatriate Assignment Policy—Long Term Assignment Policy, executed by Joshua Silverman as of February 22, 2010

10.35#	Separation Agreement and Release between Skype Inc. and Joshua Silverman, dated as of October 19, 2010

10.36#	Employment Agreement and Secondment Agreement between Skype Inc. and Adrian Dillon, dated as of March 3, 2010

10.37#	Amendment No. 1 to Employment Agreement between Skype Inc. and Adrian Dillon, dated as of November 12, 2010

10.38#	Offer Letter by Skype to Neal Goldman, dated as of May 17, 2010

10.39#	Amendment to Offer Letter by Skype Global S.à r.l. to Neal Goldman, dated as of December 17, 2010

10.40#	Employment Agreement between Skype Singapore Pte Ltd and David Gurlé, dated as of December 11, 2009

10.41#	Transfer Letter of David Gurlé, dated as of January 25, 2011

10.42#	Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of January 9, 2007

10.43#	Addendum to the Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of November 16, 2009

10.44#	Amendment to the Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of December 11, 2009

10.45#	Employment Agreement between S Technologies Limited (Skype) and Neil Stevens, dated as of January 2, 2009

10.46	Separation Agreement and Release between Skype Inc. and Adrian Dillon, dated as of March 31, 2011

10.47	Employment Agreement and Secondment Agreement between Skype Inc. and Jonathan Chadwick, dated as of April 7, 2011

Exhibit No.	Description

10.48	Management Partnership Agreement, dated as of September 22, 2010.

10.49*	2011 Skype Bonus Plan

16.1#	Letter Regarding the Change in Independent Registered Public Accounting Firm dated March 4, 2011

21.1	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of PricewaterhouseCoopers S.à r.l.

23.4*	Consent of Elvinger, Hoss & Prussen (included in Exhibits 5.1 and 8.1)

23.5*	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

24.1#	Power of Attorney (included on signature page of the original filing of this Form S-1)

24.2#	Power of Attorney of Anthony Bates

24.3#	Power of Attorney of Mark Dyne

24.4	Power of Attorney of Jonathan Chadwick

*	To be filed by amendment.
#	Previously filed.